Confidential Draft No. 6 as confidentially submitted to the U.S. Securities and Exchange Commission on September 25, 2025.
This draft registration statement has not been publicly filed with the Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Great Future Technology Inc.

(Exact Name of Each Registrant as Specified in its Charter)

Cayman Islands	3255	Not applicable
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

For co-registrants, see “Table of Co-Registrants” on the following page.

No. 26 Tonggang Road
Changying Town
Jiangyin City, Jiangsu Province
Tel: +86 (510) 863-1628

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204
Newark, Delaware 19711
(302)738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yanping Wang, Esq. Miller Canfield Paddock and Stone, P.L.C. 1100 Superior Ave E Suite 1750 Cleveland, Ohio 44114 (212) 704-4419	Bill Huo, Esq. Michael A. Goldstein, Esq. Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, NY 10006 (212) 599-3322

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Agreement and Plan of Merger described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Flag Ship Acquisition Corporation	Cayman Islands	2840	N/A

(1)	The Co-Registrant has the following principal executive office: 26 Broadway, Suite 934, New York, N.Y. 10014. Telephone number (212) 884-2667.
(2)	The agent for service for the Co-Registrant is: Puglisi & Associates, 850 Library Ave., Suite 204, Newark, Delaware 19711. Telephone number (302) 738-6680.

The registrant and co-registrant hereby file this registration statement on such date or dates as may be necessary to delay its effective date until the registrant and co-registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2025

PROSPECTUS FOR [●] CLASS A ORDINARY SHARES

OF
GREAT FUTURE TECHNOLOGY INC.

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

FLAG SHIP ACQUISITION CORPORATION
26 Broadway, Suite 934

New York, NY 10004

LETTER TO FLAG SHIP SHAREHOLDERS

Dear Flag Ship Acquisition Corporation Shareholder:

You are cordially invited to attend an extraordinary general meeting of Flag Ship Acquisition Corporation, a Cayman Islands exempted company (“Flag Ship”), which will be held in person at the offices of the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006, and virtually, at [●] [a.m./p.m.], Eastern Time, on [●], 2025 or at such other time, on such other date and at such other place to which the meeting may be adjourned (the “Shareholder Meeting”).

While Shareholders may attend the Shareholder Meeting in person at the meeting location, we strongly encourage the Shareholders to participate in the Shareholder Meeting, vote and submit questions via live webcast by visiting https:// [●][●]. Please see “Questions and Answers about the Flag Ship Proposals — How do I attend the Shareholder Meeting?” in the accompanying proxy statement/prospectus for more information. Even if you are planning on attending the Shareholder Meeting online, please promptly submit your proxy vote online, or, if you received a printed form of proxy in the mail, by completing, dating, signing and returning the enclosed proxy to the Company not less than 48 hours before the time for holding the Shareholder Meeting or any adjournment thereof, so your shares will be represented at the Shareholder Meeting.

At the Shareholder Meeting, Flag Ship Shareholders will be asked to consider and vote upon a proposal, which is referred to as the “Flag Ship Merger Proposal,” to approve the plan of merger (the “Cayman Plan of Merger”) between Flag Ship and Merger Sub, defined below, pursuant to the terms of Section 233 of the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act”) pursuant to the agreement and plan of merger, dated as of April 18, 2025 (the “Merger Agreement”), by and among Flag Ship, Great Future Technology Inc. (“GFT”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, and GFT Merger Sub Limited (“Merger Sub”), a Cayman Islands exempted company and a wholly-owned subsidiary of GFT. GFT does not engage in specific product production and sales. GFT holds 100% of the outstanding equity in Xinruixiang Holding Limited, a limited liability company organized under the laws of Hong Kong (“Xinruixiang”). Xinruixiang owns 12.02% of the outstanding equity in Great Rich Technologies Limited (“GRT”), a public company incorporated under the laws of Hong Kong which is listed on the KOSDAQ market of the Korea Exchange (KRX). Mr. Yongnan Zhou, the Director and CEO of GFT, also owns 30.78% of the outstanding equity in GRT. On April 10, 2025, Mr. Zhou and Xinruixiang entered into that Management Agreement, pursuant to which, Mr. Zhou appointed Xinruixiang to manage his shares in GRT, thus, Xinruixiang has the right to manage a total of 50.8% interest in GRT. For a description of the management rights vested to Xinruixiang by Mr. Zhou, please see the detailed discussion on page 103 of this registration statement.

GFT holds 100% of Xinruixiang, and Xinruixiang directly and indirectly owns or manages 50.8% of the outstanding equity in GRT. GRT holds two wholly-owned subsidiaries in mainland China, which in turn own a number of majority-owned operating subsidiaries. The ownership structure of GRT is described as follows: the two subsidiaries in mainland China that are wholly owned by GRT are: Jiangsu Tongli Optical New Materials Group Co., Ltd. and Zhejiang Hongyu New Materials Co., Ltd. Both companies are also holding companies that do not engage in specific product production and sales. Jiangsu Tongli Optical New Materials Group Co., Ltd. holds 99.8% of the equity of Jiangyin Tongli Optoelectronics Technology Co., Ltd. and 69.81% of the equity of Jiangsu Huizhi New Materials Technology Co., Ltd. Jiangyin Tongli Optoelectronics Technology Co., Ltd. and Jiangsu Huizhi New Materials Technology Co., Ltd. are the operating companies within GFT Group, responsible for the research and development, production, and sales of specific products. Jiangyin Tongli Optoelectronic Technology Co., Ltd. holds 99.0064% equity of Jiangyin Zhitong New Material Technology Co., Ltd. and 95% equity of Shanghai Jianisi New Material Technology Co., Ltd. Jiangyin Zhitong New Material Technology Co., Ltd. has not yet produced or sold any products as it is in the process of developing its manufacturing facilities. Shanghai Jianisi New Material Technology Co., Ltd. is engaged in the sales and brand operation of related automotive products. Zhejiang Hongyu New Materials Co., Ltd. holds 73.33% of the equity of Qingtian Hongyu New Materials Co., Ltd. Qingtian Hongyu New Materials Co., Ltd. has not yet produced or sold any products as it is in the process of developing its manufacturing facilities.

The ownership structure of GFT and its China subsidiaries are as follows:

Wang Hou-Hsun
100%
Genesis River Technology Limited (BVI)
12%
Zhou Yongnan
100%
InnoValley Holdings Limited(Cayman)
88%
Ownership equity 38.78%
Great Future Technology Inc. (Cayman)
Management Agreement 38.78%
100%
GFT Merger Sub Limited (Cayman)
100%
Xinruixiang Holding Limited (HK)
CDIB
Campal Group
TDR Investment
CS Giant
Central Bright Holdings
CP Top Shine
Other Shareholders
Ownership equity 12.02%
Via Management Agreement 38.78%
14.63%
3.25%
2.62%
2.27%
1.80%
0.55%
24.29%
Great Rich Technologies Limited(HK)
100%
GRT Merger Star Limited (Cayman)
Outside of Mainland China
Mainland China
100%
100%
Zhejiang Hongyu New Materials Co., Ltd.
Jiangsu Tongli Optical New Materials Group Co., Ltd
Suzhou Huiyi
Lens Technology Co.,Ltd
73.33%
99.8%
69.81%
15.19%
15%
Qingtian County Qingqiao Equity Investment Partnership Enterprise (Limited Partnership)
26.67%
Qingtian Hongyu New Materials Co., Ltd.
Jiangyin Tongli Optoelectronic Technology Co., Ltd
Jiangsu Huizhi New Materials Technology Co., Ltd
95%
99.0064%
Shanghai Jianishi New Materials Technology Co., Ltd
Jiangyin Zhitong New Materials Technology Co., Ltd

Upon closing of the transaction contemplated by the Merger Agreement, the holders of Flag Ship Shares will receive GFT Class A Ordinary Shares in exchange for their Flag Ship Shares immediately following the Closing, provided that the listing of the GFT Class A Ordinary Shares on the Nasdaq Capital Market is approved. The newly issued GFT Class A Ordinary Shares will have the same rights as the GFT Class B Ordinary Shares, except that each GFT Class B Ordinary Share will be entitled to 10 votes per share compared with one vote per share for the GFT Class A Ordinary Shares, with all GFT Ordinary Shares (as defined below) voting together as a single class on most matters. In addition, subject to any applicable adjustment pursuant to our amended and restated memorandum and articles of association, each Class B ordinary share shall be convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. See “Description of GFT Securities.” InnoValley Holding Limited, an exempted company incorporated in Cayman Islands that is owned and controlled by Mr. Yongnan Zhou, GFT’s founder and director, will beneficially own all of the issued GFT Class B Ordinary Shares immediately following the consummation of the Merger. The newly issued GFT Class A Ordinary Shares to be received by Flag Ship’s Public Shareholders and affiliates in connection with Merger will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Holders of GFT Class A Ordinary Shares will not have any conversion, pre-emptive, or other subscription rights and there will be no sinking fund or redemption provisions applicable to GFT Class A Ordinary Shares.

The GFT Class A Ordinary Shares offered by this proxy statement/prospectus are equity interests of GFT, the holding company, and are not equity interests of GFT’s operating subsidiaries located in mainland China.

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of Flag Ship, GFT and Merger Sub. The Merger Agreement provides for, among other things, and subject to the conditions therein, the business combination of Flag Ship and GFT pursuant to the proposed statutory merger of Flag Ship with and into Merger Sub, pursuant to the Cayman Companies Act, with Merger Sub continuing as the surviving company and wholly-owned subsidiary of GFT (the “Merger”).

Previously, on October 21, 2024, Flag Ship had entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with GRT and GRT Merger Star Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of GRT (“GRT Merger Sub”). Pursuant to the GRT Merger Agreement, Flag Ship had agreed to merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and wholly-owned subsidiary of GRT (the “GRT Merger”) and the holders of Flag Ship Shares would have received ordinary shares of GRT in exchange for their Flag Ship Shares and Flag Ship Rights. However, on April 18, 2025, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) and terminated the GRT Merger Agreement and the other ancillary agreements entered into pursuant to the GRT Merger Agreement. Flag Ship entered into the Merger Agreement with GFT and Merger Sub on the same day.

Previously, Flag Ship retained HRA Capital LLC to evaluate the fairness, from a financial point of view, to Flag Ship’s public shareholders of the consideration to be paid to the Flag Ship Shareholders in the GRT Merger. Flag Ship continued its engagement of HRA Capital LLC for the purpose of evaluating the fairness, from a financial point of view, to Flag Ship’s public shareholders of the consideration to be paid to the Flag Ship Shareholders in the Merger with GFT. For more information, please see the section entitled “Proposal No. 1: The Business Combination Proposal — Opinion of Fairness Opinion Provider,”

The Merger will become effective at such time as the Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Flag Ship and specified in the Plan of Merger (the “Effective Time”).

Pursuant to the Merger Agreement, at the Effective Time, each of Flag Ship’s ordinary shares of US$0.001 par value per share (the “Flag Ship Shares”) issued and outstanding prior to the Effective Time (excluding shares held by GFT and Flag Ship and dissenting shares, if any) will be automatically converted into the right to receive the Per Share Merger Consideration (as defined below), and each right to receive Flag Ship Shares that is outstanding immediately prior to the Effective Time will be assumed by GFT and automatically converted into a right to receive one Class A ordinary share, par value $0.0001 each, of GFT (the “GFT Class A Ordinary Shares”). Pursuant to the Merger Agreement, the “Per Share Merger Consideration” means the right to receive one GFT Class A Ordinary Share for each Flag Ship Share issued and outstanding immediately prior to the Effective Time for each such Flag Ship Share.

At the Effective Time, (i) each of the Flag Ship Shares issued and outstanding immediately prior to the Effective Time, excluding the Excluded Shares and Dissenting Shares (each, as defined below), if any, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the Merger, the Per Share Merger Consideration; and (ii) each right to receive one-tenth (1/10th) of a Flag Ship Share at the consummation of a business combination of the Company (a “Flag Ship Right”) that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GFT Class A Ordinary Shares, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Flag Ship Shares that the holder of the cancelled Flag Ship Right (the “Flag Ship Rights Holder”) would have been entitled to receive from Flag Ship assuming satisfaction of the terms and conditions of such Flag Ship Right (the “Rights Merger Consideration”). Solely by way of example, if immediately prior to the Effective Time a Flag Ship Shareholder holds 10,000 Flag Ship Shares and 10,000 Flag Ship Rights, then at the Effective Time, such Flag Ship Shareholder (assuming it did not exercise its redemption rights or dissenter’s rights) would receive a total of 11,000 GFT Class A Ordinary Shares in respect of its Flag Ship Shares and Flag Ship Rights.

The term “Excluded Shares” means Flag Ship Shares, if any, held immediately prior to the Effective Time by Flag Ship or GFT, and the term “Dissenting Shares” means Flag Ship Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is (a) entitled to dissent to the Merger pursuant to Section 238 of the Cayman Companies Act and (b) properly dissents to the Merger and makes a demand for payment of the fair value of such holder’s shares in accordance with Section 238 of the Cayman Companies Act, and has not withdrawn such dissent.

The aggregate consideration payable to pursuant to the Merger Agreement to the Flag Ship Shareholders entitled thereto shall consist of that number of GFT Class A Ordinary Shares that is equal to (i) the Per Share Merger Consideration multiplied by the number of Flag Ship Shares registered in the name of those Flag Ship Shareholders immediately prior to the Effective Time, plus (ii) the Rights Merger Consideration, as described above. Accordingly, assuming that no Flag Ship Shareholders exercise its redemption rights or dissenter’s rights, the maximum number of Class A Ordinary Shares that GFT will issue in exchange for the Flag Ship Shares and Flag Ship Rights outstanding as of [●], 2025 is [●] GFT Class A Ordinary Shares, including a total of 713,800 GFT Class A Ordinary Shares issuable upon conversion of the Flag Ship Rights.

Consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Merger Agreement and the transactions contemplated thereby by GFT Flag Ship’s shareholders. Other closing conditions include, among others: (i) the receipt of necessary consents, approvals and authorizations, including but not limited to, regulatory approval by Nasdaq of the GFT Class A Ordinary Shares and the Securities and Exchange Commission; (ii) receipt of all necessary approvals from the China Securities Regulatory Commission (the “CSRC”) in connection with the transaction; (iii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Merger; and (iv) effectiveness of the Registration Statement of F-4 in accordance with the Securities Act of 1933, as amended.

In addition, the obligations of GFT and Flag Ship to consummate the Merger are also conditioned upon, among other things: (i) the receipt by each of GFT and Flag Ship of the certificates, instruments and other agreements as set forth in the Merger Agreement; (ii) the accuracy of the representations and warranties of each party (subject to certain materiality standards set forth in the Merger Agreement); (iii) material compliance by each party with its pre-closing covenants; and (iv) the absence of any effect, development, circumstance, fact, change or event since the date of the Merger Agreement that, individually or in the aggregate, has had, or would reasonably be expected to prevent or materially delay or materially impair the ability of GFT or Flag Ship to consummate the Merger or otherwise have a material adverse effect on the Merger.

Whale Management Corporation (the “Whale Management” or the “Sponsor”), the sponsor of Flag Ship which holds approximately [●]% of the issued and outstanding capital of Flag Ship, executed a voting and support agreement (“Sponsor Voting Agreement”) with GFT in favour of the Merger Agreement and transactions contemplated thereby.

Record holders of Flag Ship Ordinary Shares at the close of business on [●], 2025 (the “Record Date”) are entitled to vote or have their votes cast at the Shareholder Meeting. On the Record Date, there were [●] issued and outstanding Flag Ship Ordinary Shares, including the Flag Ship Ordinary Shares included in the Flag Ship Units. The Flag Ship Rights do not have voting rights.

Flag Ship Shareholders will also be asked to consider and vote upon the following proposals:

1)	The Business Combination Proposal — To approve, by ordinary resolution, subject to the approval of the Flag Ship Merger Proposal, Flag Ship’s entry into the Merger Agreement and the transactions contemplated thereby.

2)	The Flag Ship Merger Proposal (the “Merger Proposal”) — To approve and authorize, by special resolution, subject to the approval of the Business Combination Proposal, the entry by Flag Ship into the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger pursuant to which Flag Ship Merger Sub will merge with and into Merger Sub with Merger Sub being the surviving company of such Merger and becoming a wholly-owned subsidiary of GFT.

3)	The Flag Ship NTA Amendment Proposal (the “NTA Amendment Proposal”) – to approve, as a special resolution, an amendment to Flag Ship’s current amended and restated memorandum and articles of association, which shall be effective, if approved, immediately prior to the consummation of the proposed Merger, by deleting Article 36.5(c) thereof in its entirety, which provides that “[i]n no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination.” This proposal is referred to as the “NTA Amendment Proposal.”

4)	The Flag Ship Adjournment Proposal — To consider and vote, by ordinary resolution, upon a proposal to adjourn the Flag Ship Extraordinary General Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Flag Ship that more time is necessary or appropriate to approve one or more proposals presented at the Flag Ship Extraordinary General Meeting. This proposal is referred to as the “Flag Ship Adjournment Proposal” and, together with the Business Combination Proposal and the Flag Ship Merger Proposal, as the “Flag Ship Proposals.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each Flag Ship Shareholder is encouraged to review carefully.

Flag Ship’s units, ordinary shares, and rights are currently listed on The Nasdaq Global Market under the symbols “FSHPU,” “FSHP,” and “FSHPR,” respectively. Flag Ship Shares will be delisted from The Nasdaq Global Market upon the consummation of the Merger and will no longer be traded. GFT will apply to list the GFT Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “GFTL.” GFT Class A Ordinary Shares received in exchange for Flag Ship Shares in the transaction will be freely transferable under United States federal securities laws.

Pursuant to the final prospectus filed with the Securities and Exchange Commission (Registration No. 333-261028) (the “Prospectus”) dated June 17, 2024, Flag Ship has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (collectively, with interest accrued from time to time thereon, the “Trust Fund”), for the benefit of Flag Ship’s public shareholders (individually a “Public Shareholder,” and collectively, the “Public Shareholders”) and Flag Ship may disburse monies from the Trust Fund only: (i) to the Public Shareholders if Flag Ship fails to consummate its initial business combination (as such term is used in the Prospectus) before the Deadline Date, (ii) to the Public Shareholders in connection with a redemption of any public shares properly tendered in connection with a shareholder vote to amend Flag Ship’s amended and restated memorandum and articles of association (a) to modify the substance or timing of Flag Ship’s obligation to allow redemption in connection with its initial business combination or (b) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, (iii) to the Public Shareholders in the event that they elect to redeem their ordinary shares of Flag Ship in connection with the business combination, (iv) with respect to any interest income earned on the Trust Fund balance, to pay taxes payable, or (v) to Flag Ship after or concurrently with the Closing.

On [●], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus, the redemption price per share would have been approximately $[●], based on the aggregate amount on deposit in the Trust Account of approximately $[●] as of [●], 2025 (including interest not previously released to Flag Ship but net of expected taxes payable), divided by the total number of then outstanding Public Shares. The redemption price per share may increase between the date of this proxy statement/prospectus and the date that is two business days prior to the closing of the business combination due to any interest that accrues on the amount on deposit in the Trust Account prior to such date, although we expect the redemption price two business days prior to such closing date will be approximately the same as the amount set forth above. The closing price of the Public Shares on [●], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus, was $[●] per share. If the closing price of the Public Shares was to remain the same until the closing of the Merger, exercising redemption rights would result in a Public Shareholder receiving approximately $[●] more/less per share than if the shares were sold in the open market (based on the current per share redemption price). Flag Ship cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such shareholders wish to sell their shares.

Pursuant to the amended and restated memorandum and articles of association of Flag Ship (the “Flag Ship Charter”), currently registered by the Cayman Registrar, Flag Ship is providing its Public Shareholders with the opportunity to redeem, upon the closing of the Merger and other transactions contemplated under the Merger Agreement (the “Closing”), Flag Ship Shares then held by them for cash equal to the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to Closing, including interest earned less taxes payable as permitted under the trust agreement, divided by the number of then outstanding public shares, subject to the limitation that, unless Proposal 3 is also approved, no redemptions will take place if all of the redemptions would cause our net tangible assets to be less than $5,000,001 upon the consummation of an initial business combination, or if we are otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules).

GFT has not maintained any cash management policies that dictate the purposes, amounts and procedures for cash transfers among the GFT, its subsidiaries, or investors. Rather, GFT’s China subsidiaries and GFT comply with a set of Chinese laws and regulations in paying dividends, making distributions or transferring assets between GFT and its subsidiaries. As a way of illustration, when the operating China subsidiaries, such as Jiangyin Tongli Optoelectronic Technology Co., Ltd., Jiangsu Huizhi New Materials Technology Co., Ltd. and Qingtian Hangyu New Materials Co., Ltd (collectively “PRC Operating Subsidiaries”), require working capital, Great Rich Technology Limited (“GRT”) will make capital contributions to them through two China holding companies, Jiangsu Tongli Optical New Materials Group Co., Ltd., and Zhejiang Hongyu New Materials Co., Ltd. (collectively, “PRC Holding Companies”). The PRC Operating Subsidiaries and PRC Holding Companies are collectively referred to as “PRC Subsidiaries”. As GRT itself is a holding company, unless GRT uses its earnings received from its PRC Subsidiaries to fund its PRC Operating Subsidiaries’ capital needs, the shareholders of GRT will contribute the capital required by the PRC Operating Subsidiaries. Xinruixiang, as a 12.02% direct shareholder of GRT, and controlling 38.78% of the equity interests in GRT through the VIE Agreements, will cause GFT to make 50.8% of the capital contributions required by the PRC Operating Subsidiaries. Likewise, if the PRC Operating Subsidiaries are profitable and distribute dividends, they will first distribute the dividends to the PRC Holding Companies, which in turn, will further distribute the dividends received from the PRC Operating Subsidiaries to GRT. GRT as a public company with its shares traded on the KOSDAQ, will comply with the relevant regulations and rules to declare and distribute earnings to its shareholders, including Xinruixiang and Mr. Zhou who owns 30.78% of the outstanding equity in GRT. However, because of the existence of the VIE Agreements, the earnings that would otherwise be distributed to Mr. Zhou will be distributed to Xinruixiang, thus, Xinruixiang will receive a total of 50.8% of the earnings to be distributed by GRT. Upon receiving the distributions from GRT, Xinruixiang may then make distributions to GFT. In summary, the cash flows between GRT and its PRC Subsidiaries will follow the corporate ownership structure and be transferred between GRT and its PRC Subsidiaries. Pursuant to the VIE Agreements, the cash flows between GRT and GFT follows the corporate ownership structure of GFT, Xinruixiang and GRT. As of the date of this prospectus, the PRC Subsidiaries have not paid dividends or distributed earnings to their offshore parent companies, including GFT, and neither of GFT, Xinruixiang or GRT had transferred any money to the PRC Subsidiaries. However, on November 5, 2024, GRT paid stock dividends to existing shareholders, in an amount of 0.2 ordinary shares per each ordinary share issued and outstanding, for a total of 13,475,000 shares. Please see details of this distribution as described in this proxy statement/prospectus on page 75. Though as of the date of this proxy statement/prospectus, GFT does not plan to make distributions, if in the future the Board of GFT wishes to distribute earnings, the distributions will be made in the following order: subject to compliance with KOSDAQ rules, GRT will distribute its earnings to Xinruixiang pursuant to the equity ownership structure and the earnings that would otherwise be distributed to Mr. Zhou will be distributed to Xinruixiang per the VIE Agreements. In turn, Xinruixiang will distribute to GRT the earnings it receives from GRT as a shareholder of GRT and pursuant to the VIE Agreements.

Under existing mainland China foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, the operating subsidiaries of GFT can pay dividends in foreign currencies to GFT without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of mainland China complies with certain procedures under mainland China foreign exchange regulations, such as the overseas investment registrations by GFT. Approval from, or registration with, appropriate government authorities is required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The regulatory authority of mainland China may also at its discretion restrict access to foreign currencies for current account transactions.

Flag Ship Public Shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal, the Flag Ship Merger Proposal, and the Flag Ship NTA Amendment Proposal.

A Flag Ship Public Shareholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Flag Ship Shares with respect to more than an aggregate of 15% of the outstanding Flag Ship Public Shares (the “15% threshold”). Holders of Flag Ship’s outstanding public rights, and units do not have redemption rights with respect to such securities in connection with the Merger. Holders of outstanding units must separate the underlying public shares and public rights prior to exercising Redemption Rights with respect to the Flag Ship Public Shares.

Following consummation of the Merger, the former Flag Ship Shareholders will beneficially own approximately [●]% of the combined voting power of GFT, the Sponsor will beneficially own approximately [●]% of the combined voting power of GFT, and the existing GFT Shareholders, InnoValley Holdings Limited and Genesis River Technology Limited, will own approximately [●]% of the combined voting power of GFT, assuming no redemptions by the Public Shareholders of Flag Ship’s Public Shares, a total of [●] GFT Class A Ordinary Shares are issued upon the conversion of the Flag Ship Rights, and excluding the shares issuable as financial advisory fees. However, assuming the maximum number of redemptions by the Public Shareholders of Flag Ship’s Public Shares (and the other assumptions remain accurate), the former Flag Ship Shareholders will beneficially own approximately [●]% of the combined voting power of GFT, the Sponsor will beneficially own approximately [●]% of the combined voting power of GFT, and the existing GFT Shareholders will own approximately [●]% of the combined voting power of GFT. These percentages are calculated based on several assumptions (as described in the accompanying proxy statement/prospectus) and are subject to adjustment in accordance with the terms of the Merger Agreement. A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Appendix A.

SPAC Sponsor Compensation

Pursuant to the SEC’s rules governing special purpose acquisition companies (SPACs), securities of Flag Ship and promissory notes from Flag Ship issued to any entity and/or person primarily responsible for organizing, directing or managing the business and affairs of the SPAC, such as Flag Ship, excluding its officers and directors who are not affiliates of any such entity (“SPAC Sponsors”), may be considered “compensation” awarded to or earned by a SPAC Sponsor. In accordance with the SEC rules, Whale Management is deemed to be Flag Ship’s SPAC Sponsor. Each of the SPAC Sponsors, and its affiliates, including the details of their involvement with Flag Ship, background about their key personnel and the involvement of such key personnel with other SPACs, is described further in the section of this proxy statement/prospectus titled “Information about Flag Ship – SPAC Sponsors and their Affiliates”.

The table set forth below summarizes the existing interests in Flag Ship securities and the anticipated interests of Sponsor and Flag Ship management as of Closing along with the value of such interests based on, in the case of Sponsor’s and Flag Ship management’s interests, the closing price of the Flag Ship Public Shares and Flag Ship Rights as of [●], 2025, which would be lost if an initial business combination is not completed by the Deadline Date.

Name of Holder	Type of Holder	Total Purchase Price/Capital Contributions	Number of Founder Shares	Number of Private Placement Shares	Number of Private Placement Rights	Number of GFT Class A Ordinary Shares
Whale Management Corporation(1)	Sponsor	$2,405,000	1,725,000	238,000	238,000	1,986,800
Matthew Chen(2)	CEO & Chairman	$2,405,000	1,725,000	238,000	238,000	1,986,800
Luhuan Zhong	CFO	$0	0	0	0	0
Shan Cui	Director	$0	0	0	0	0
Pai Liu	Director	$0	0	0	0	0
Wen He	Director	$0	0	0	0	0

(1)	Whale Management Corporation, the Sponsor, paid an aggregate of $25,000 for 1,725,000 Founder Shares prior to the Flag Ship’s IPO. On June 20, 2024, the Sponsor purchased the Private Placement Units contemporaneously with the closing of the IPO. Each of our officers and directors is a shareholder of the Sponsor; however, only our Chairman holds voting securities in the Sponsor and is the sole director of the Sponsor with the power to vote or dispose of the securities held by the Sponsor.
(2)	Matthew Chen serves as manager for the Sponsor and may be deemed to beneficially own shares held by it by virtue of his control over the Sponsor.

Prior to Flag Ship’s IPO, Whale Management acquired an aggregate of 1,725,000 Flag Ship Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000. Subsequently, in Flag Ship’s IPO and simultaneous private placement, Whale Management purchased 238,000 Private Placement Units (as defined below), including Private Placement Units purchased in connection with the exercise by the underwriters of the IPO of the overallotment option. Each Private Placement Unit is comprised of one Flag Ship Ordinary Share and one Flag Ship Right, each Flag Ship Right to be converted automatically into 1/10 (one-tenth) of one Flag Ship Ordinary Share upon consummation by Flag Ship of an initial business combination.

Accordingly, the SPAC Sponsor paid an aggregate of $2,405,000 for 1,963,000 Flag Ship Ordinary Shares as of the closing of the IPO upon the underwriters’ exercise of overallotment option in full. The IPO and exercise of the underwriters’ overallotment option resulted in the sale and issuance of 6,900,000 Flag Ship Ordinary Shares for $69,000,000 before expenses, which discounts the existence and value of the Flag Ship Rights that were included along with the Flag Ship Ordinary Shares in the Flag Ship Units that were sold in the IPO for $10.00 per Flag Ship Unit. Such discounting has been effected to conservatively estimate the dilution caused by the Sponsor’s investment in and holdings of Flag Ship as of the closing of the IPO and exercise of the underwriters’ overallotment option. In accordance with the above, as of immediately following the IPO, including the underwriters’ full exercise of their over-allotment option, counting the SPAC Sponsors’ investment and holdings and those of Flag Ship’s public shareholders, Flag Ship had a net tangible book value of $[●] and 8,863,000 Flag Ship Ordinary Shares outstanding, or approximately $[●] net tangible book value per share. As such, the SPAC Sponsor’s holdings and investment resulted in dilution of approximately $[●] per Flag Ship Ordinary Share held by Flag Ship’s Public Shareholders.

Additionally, as of June 30, 2025, a total of $100,000 of service fees have been accrued by Flag Ship for services rendered by Whale Management pursuant to an administrative services agreement between Flag Ship and Whale Management.

Finally, if the SPAC Sponsor was to loan any amount(s) to Flag Ship and/or incur any fees or out-of-pocket expenses on Flag Ship’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute SPAC Sponsor compensation. If any such amounts were loaned or incurred and Flag Ship failed to complete an initial business combination before its deadline pursuant to the Flag Ship Charter, as may be amended to extend such date, such amounts would be forfeited. As of the date of this proxy statement/prospectus, the principal amount due and owing under the Promissory Note was $[●] and, as of June 30, 2025, there were $930,351 of fees due or other out-of-pocket expenses to be repaid by Flag Ship to the SPAC Sponsor. By its terms, the Promissory Note is not convertible into Ordinary Shares of Flag Ship or GFT Class A Ordinary Shares.

Given the SPAC Sponsor’s holdings, as of the consummation of the Merger, it will hold 1,986,800 GFT Class A Ordinary Shares, comprised of 1,963,000 GFT Class A Ordinary Shares issuable in exchange of its Flag Ship Ordinary Shares and 23,800 GFT Class A Ordinary Shares to be received in respect of its Flag Ship Rights. The GFT Class A Ordinary Shares to be held by the SPAC Sponsors following the Merger will be identical to the GFT Class A Ordinary Shares to be held by Flag Ship’s Public Shareholders in every respect. Because only the 23,800 GFT Class A Ordinary Shares to be issued in respect of the Flag Ship Rights held by the SPAC Sponsor will be new issuances, only those securities could result in additional material dilution to Flag Ship’s Public Shareholders, and because the Public Shareholders will also be issued GFT Class A Ordinary Shares in respect of their Flag Ship Rights, in the same proportion or greater than that of the SPAC Sponsor, since Public Shareholders who redeem their Flag Ship Ordinary Shares will still keep and receive GFT Class A Ordinary Shares in respect of their Flag Ship Rights, the issuance to SPAC Sponsor of GFT Class A Ordinary Shares in respect of its Flag Ship Rights could reasonably be seen as not causing any additional substantial dilution to the Public Shareholders.

See “The Merger — Interests of Certain Persons in the Merger” for a description of all compensation to be paid to the Sponsor, it affiliates and promoters in connection with the Merger.

PRC-Related Risks

GFT is incorporated in the Cayman Islands, and it is the beneficiary owner of 50.8% of the equity interest in Great Rich Technology Limited (“GRT”). GRT is incorporated in the Hong Kong Special Administration Region of the People’s Republic of China. From the perspective of mainland China’s government, the investments in mainland China from Hong Kong, Macau and Taiwan are treated as a foreign investment and their investments activities are regulated by the Foreign Investment Law of the People’s Republic of China, which was issued in 2019, effective as of January 1, 2020. China generally allows foreign investors to invest in a variety of industries in China except for certain restricted or prohibited industries, such as the media or telecommunication industries. Those restricted or prohibited sectors are specified in a nationwide Foreign Investment Negative List, as issued and amended from time to time. The current effective version is the Negative List of 2024.

GFT is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operations. GFT carries out its business in China through its PRC subsidiaries that are wholly owned by GRT (“WFOE”). GFT exercises its control over GRT and its PRC subsidiaries through two contractual arrangements, commonly known as the VIE arrangements: On April 10, 2025, Mr. Yongnan Zhou and Xinruixiang Holding Limited (“Xinruixiang”) entered into (i) Management Agreement, and (ii) Security Agreement Over Shares in Great Rich Technologies Limited (collectively, the “VIE Agreements”). As of the execution date of the VIE Agreements, Yongnan Zhou owned 31,351,311 ordinary shares of GRT, representing 38.78% of the total issued share capital of GRT, out of which 162,000 shares were held under the name of Haitong International Securities Company Limited, the securities agent of Yongnan Zhou. As of the execution date of the VIE Agreements, Xinruixiang owned 9,718,335 ordinary shares of GRT, representing 12.02% of the total issued share capital of GRT. Pursuant to the Management Agreement, Yongnan Zhou charges all shares he owns in GRT in favor of Xinruixiang, and Mr. Zhou further agrees that all additional shares of GRT to be allotted by GRT from time to time to him or acquired by him from any third party, shall at all times be charged to Xinruixiang, thus in addition to exercising control rights associated with its 12.02% equity interest in GRT, through the Management Agreement Xinruixiang can additionally exercise the rights associated with a 38.78% equity interest in GRT to control the corporate affairs of GRT. Pursuant to the Security Agreement Over Shares in Great Rich Technologies Limited, Mr. Yongnan Zhou, as Chargor, pledged his shares in favor of Xinruixiang Holding Limited, as Chargee, thus, through the Security Agreement Over Shares, in addition to the 12.02% equity interest it directly owns in GRT, Xinruixiang also can enjoy the economic benefits represented by the 38.78% equity interest in GRT held by Mr. Zhou. As GFT is the 100% owner of Xinruixiang, it means that GFT has obtained 50.8% voting rights over corporate affairs of GRT. GRT is the direct parent of the PRC Operating Subsidiaries, and due to the arrangements reflected in the VIE Agreements, GRT is a variable interest entity.

As of the date of this proxy statement/prospectus, GFT is regarded as the primary beneficiary of the GRT consolidates the financial results of GRT and its PRC subsidiaries under U.S. GAAP. Please see the “Selected Historical Consolidated Financial Information of GFT” beginning on page 151, and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 156 of this proxy statement/prospectus. See also “Where You Can Find More Information” on page 364.

The VIE structure involves unique risks. It faces risks and uncertainties associated with, among others, the interpretation and the application of the current and future Hong Kong laws and/or PRC laws, regulations and rules to such contractual arrangements. The agreements under the contractual arrangements between Mr. Zhou and Xinruixiang have not been tested in a court of law. If the Hong Kong or PRC regulatory authorities find these contractual arrangements not in compliance the relevant laws and regulations, or if the relevant laws, regulations and rules or their interpretation change in the future, GFT could be subject to penalties or may need to forfeit its rights under the contractual arrangements, which would cause a material adverse change in GFT’s operations as well as a significant decline in the value of GRT’s securities following the completion of the Business Combination or cause such securities to significantly decline or be worthless. As the validity of the VIE Agreements may be challenged in jurisdictions including mainland China, Hong Kong, and the Cayman Islands, the costs associated with our enforcement of the VIE Agreements can be very high. Should the VIE Agreements be held by any court with competent jurisdiction to be invalid, then the value of GFT will only be 12.02% of GRT’s business value, and 38.78% of GRT’s value would only be credited to Mr. Zhou in his capacity as an individual shareholder of GRT. Though because Mr. Zhou is the ultimate beneficial owner of 50.8% of the shares in GRT, in essence, the VIE Agreements would have the same effect to allow GFT to exercise control over GRT as if GFT indirectly held 50.8% of the shares in GRT. Accordingly, the financial statements of GFT, Xinruixiang and GRT can be consolidated based on US GAAP. However, we cannot guarantee that the impact of the VIE Agreements is exactly the same as if GFT, through Xinruixiang, held 50.8% of the equity interests in GRT. See “Risk Factors — Risks Related to GFT’s Corporate Structure.” However, the VIE Agreements entered into by Mr. Zhou and Xinruixiang have no adverse impact on the business operations of the PRC Subsidiaries. As stated above, the business engaged in by the PRC Subsidiaries are functional coating materials research, development, distribution and sales in mainland China, and current Chinese laws do not prohibit foreign investment in the PRC Subsidiaries. In other words, the investors’ investment in the PRC Subsidiaries through GFT is permitted under current Chinese law. The risk associated with the VIE structure is that prospective investors in GFT may never hold a controlling equity interest in the PRC Subsidiaries as GFT only indirectly holds a 12.02% equity interest in GRT. The remaining 38.78% of the equity interests in the PRC Subsidiaries, prior to entering into the VIE Agreements, are held by Mr. Zhou directly, and with the VIE Agreements, the rights associated with 38.78% of the equity interest in the PRC Subsidiaries are exercised directly by Xinruixiang and indirectly by GFT.

GFT faces various legal and operational risks and uncertainties related to doing business in China, as GFT, through WFOE, conducts its operations in China. GFT is subject to complex and evolving laws and regulations in China. The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with very short notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For example, GFT faces risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact GFT’s ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in GFT’s operations, and following the completion of the Business Combination, significantly limit or completely hinder GRT’s ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China.”

Following the completion of the Business Combination, in light of the holding company structure and the VIE arrangements, as well as GFT’s operations through its China operating subsidiaries (each, a “WFOE”, and collectively, the “WFOEs”) in China, GRT’s ability to pay dividends to the shareholders, and to service any debt it may incur, may highly depend upon dividends and other distributions on equity paid by WFOE to GRT, despite that GRT or GFT may obtain financing at the holding company level through other methods. GFT, GRT, and operation subsidiaries in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to GRT, which, if failed, may restrict their abilities to pay dividends or make payments to GRT, the Hong Kong holding company, and thus significantly decline the value of GFT’s securities. As of the date of this proxy statement/prospectus, other than the stock dividends distributed by GRT on November 5, 2024, which is further described in this proxy statement/prospectus on page 75, none of GRT, GFT, and operating subsidiaries has ever declared any dividends or distributions to GRT or its respective shareholders outside of China. See “Proxy Statement/Prospectus Summary — Risks and Uncertainties Relating to Doing Business in China — Cash and Asset Flows through Organizations.” at page 69.

GFT conducts its operations through its subsidiaries in Hong Kong and China and faces various risks and uncertainties relating to doing business in China. Through its subsidiaries, GFT has substantial business operations in mainland China, and it is subject to complex and evolving laws and regulations of mainland China. For example, it faces risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy. It also faces potential risks in the future if its auditors are not able to be inspected the Public Company Accounting Oversight Board (the “PCAOB”) which may impact its ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. The PRC government’s significant authority in regulating GFT’s operations in mainland China and the PRC government’s oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in GFT’s China operations and the value of its securities, significantly limit or completely hinder its ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Risk Factors — Risks Relating to Doing Business in the PRC.”

More specifically, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of an initial public offering or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Trial Measures specify that the offering and listing of an issuer shall be deemed as an indirect overseas offering and listing of a PRC domestic company if, among other features, the issuer derives over 50% of the revenue, net income, total assets, or net assets from mainland China within the most recent completed fiscal year. Based on Trial Measures and supporting guidelines, we are required to complete the filing procedures with the CSRC in connection with this Merger. As of the date of this proxy statement/prospectus, we have not completed the filing procedures with the CSRC. We cannot assure you that we can complete the filing procedures in a timely manner or at all. Additionally, on December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As of the date of this proxy statement/prospectus, neither GFT, nor its subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. GFT has relied on its PRC counsel, DeHeng’s opinion that, as of the date of this proxy statement/prospectus, GFT’s operations and listing are not expected to be affected by, or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures, given that it is not (i) a network platform operator engaging in data processing activities that affect or may affect national security; (ii) a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; or (iii) a network platform operator with the personal information data of more than one million users.

GFT’s securities will be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) if the Securities and Exchange Commission (the “SEC”) determines that it has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Subsequently, on December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. GFT’s auditor is headquartered in Singapore and is, and will be, subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of GFT’s auditor and GFT’s auditor was not subject to the determinations announced by the PCAOB on December 16, 2021. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and GFT uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, GFT would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCAA, GFT’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if it is identified as a Commission-Identified Issuer for two consecutive years in the future. If GFT’s securities are prohibited from trading in the United States, there is no certainty that it will be able to list on a non-U.S. exchange or that a market for its securities will develop outside of the United States. In the event of such prohibition, the Nasdaq may determine to delist GFT’s securities. The delisting of GFT’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

See “Risk Factors” beginning on page 81 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in GFT’s securities.

Other Important Information:

Flag Ship is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Flag Ship Extraordinary General Meeting and at any adjournments of the Flag Ship Extraordinary General Meeting. Regardless of whether you plan to attend the Flag Ship Extraordinary General Meeting, Flag Ship urges you to read this proxy statement/prospectus carefully. Please pay particular attention to the section entitled “Risk Factors” commencing on page 81 of this proxy statement/ prospectus.

After careful consideration, the Flag Ship Board has unanimously determined that the foregoing proposals are advisable and in the best interests of Flag Ship and its shareholders, approved the Merger Agreement and the Merger, and recommends that shareholders of Flag Ship vote “FOR” the Business Combination Proposal, “FOR” the Flag Ship Merger Proposal, “FOR” the Flag Ship NTA Amendment Proposal, and “FOR” all other proposals presented to shareholders of Flag Ship in the accompanying proxy statement/prospectus. When you consider the Flag Ship Board’s recommendation of these proposals, you should keep in mind that Flag Ship’s directors and officers have interests in the Merger that may conflict with your interests as a Flag Ship Shareholder. Please see the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of Certain Persons in the Merger” in the accompanying proxy statement/prospectus for additional information.

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares and entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting. Approval of the Flag Ship Merger Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy who vote at the Flag Ship Extraordinary General Meeting. Approval of the Flag Ship NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the Flag Ship Extraordinary General Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. If presented, the Flag Ship Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares and entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting.

The boards of directors of GFT and Merger Sub have approved the Merger of GFT and the Merger is subject to the approval of the Flag Ship Shareholders as well as GFT obtaining approval of the GFT Shareholders.

Each Redemption of Flag Ship Shares by Flag Ship Public Shareholders will decrease the amount in its Trust Account, which held $[●] million of investments held in the Trust Account at a redemption price of $[●] per share as of the Record Date.

FLAG SHIP PUBLIC SHAREHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE TRANSACTION IN ORDER TO REDEEM THEIR SHARES FOR CASH. THIS MEANS THAT FLAG SHIP PUBLIC SHAREHOLDERS WHO HOLD PUBLIC SHARES OF FLAG SHIP ACQUISITION CORPORATION ON OR BEFORE [●], 2025 (TWO (2) BUSINESS DAYS BEFORE THE FLAG SHIP SHAREHOLDER MEETING) MAY ELECT TO REDEEM THEIR SHARES WHETHER OR NOT THEY ARE HOLDERS AS OF THE RECORD DATE, AND WHETHER OR NOT THEY VOTE FOR THE BUSINESS COMBINATION PROPOSAL, THE FLAG SHIP MERGER PROPOSAL, OR THE FLAG SHIP NTA AMENDMENT PROPOSAL. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR FLAG SHIP ORDINARY SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FLAG SHIP’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE SHAREHOLDER MEETING. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR FLAG SHIP ORDINARY SHARES (AND CERTIFICATES (IF ANY)) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR FLAG SHIP ORDINARY SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

GFT is a “foreign private issuer” under the Exchange Act and therefore is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Accordingly, after the Merger, GFT Shareholders may receive less or different information about GFT than they would receive about a U.S. domestic public company. See “Risk Factors — Risks Related to Ownership of GFT’s Securities — As a “foreign private issuer” under the rules and regulations of the SEC, GFT will be, permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and may follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.”

GFT is a “controlled company” within the meaning of applicable NASDAQ listing rules. Currently, Mr. Yongnan Zhou has 98.45% voting power in the GFT. Though 1.55% voting power in GFT is held by Genesis River Technology Limited, a British Virgin Islands company, as the sole shareholder of Genesis River Technology Limited is Mr. Hou-Hstun Wang, the son-in-law of Mr. Yongnan Zhou, Mr. Yongnan Zhou technically has 100% voting power in the GFT. Following the completion of the Business Combination, Mr. Zhou will beneficially own [●]% of the aggregate voting power of GFT (assuming no redemptions) or [●]% of the aggregate voting power of GFT (if 100% of the Public Shares are redeemed). As a result, GFT will be a “controlled company” within the meaning of applicable Nasdaq listing rules. GFT’s amended and restated Memorandum and Articles of Association provides for a dual-class voting structure, which provides Mr. Yongnan Zhou, the founder and Chief Executive Officer, with control over all matters requiring stockholder approval. With a supermajority of the voting power of GFT’s outstanding ordinary shares, Mr. Zhou will effectively be able to nominate, appoint, and remove the entirety of GFT’s board of directors, and therefore will possess control over matters requiring shareholder approval by ordinary resolution and control over maters requiring shareholder approval by special resolutions, including significant corporate transactions, such as a merger or sale of GFT or its assets. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Business Combination, GFT intends to utilize these exemptions. Although GFT will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Business Combination, GFT anticipates that the size of its board of directors will be five directors, two of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all these corporate governance requirements. Please see Risk factors--Risks and Uncertainties Relating to Doing Business in China—As a controlled company, you may not have the same protections afforded to shareholders of companies that are subject to all these corporate governance requirements” at page 142.

Information about the Shareholder Meeting, the Merger and other related business to be considered by the shareholders of Flag Ship at the Shareholder Meeting is included in the accompanying proxy statement/prospectus.

Whether or not you plan to attend the Shareholder Meeting, all shareholders of Flag Ship are urged to carefully read the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of Flag Ship and GFT carefully and in their entirety. In particular, you are urged to read carefully the section entitled “Risk Factors” beginning on page 81 of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the Shareholder Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement to make sure that your shares are represented and voted at the Shareholder Meeting. Your proxy card must be received by the Company not less than 48 hours before the time for holding the Shareholder Meeting or any adjournment thereof. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Shareholder Meeting. Once a valid quorum is established, a failure to vote your shares will have no effect on the outcome of any vote on the proposals to be considered at the Flag Ship Extraordinary General Meeting. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the outcome of any vote on the proposals.

The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Flag Ship Merger Proposal, and the Flag Ship NTA Amendment Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Flag Ship Extraordinary General Meeting, except that the NTA Amendment Proposal will not be considered a Condition Precedent Proposal if the net tangible asset condition in the Flag Ship Charter is satisfied. The approval of the Business Combination Proposal, the Flag Ship Merger Proposal, and the Flag Ship NTA Amendment Proposal are each conditioned on the approval of the other, except to the extent that the NTA Amendment Proposal is not considered a Condition Precedent Proposal. The Flag Ship Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Shareholder Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Shareholder Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Shareholder Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Shareholder Meeting. We expect that all proposals being voted on at the Shareholder Meeting will be considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and therefore we do not expect any broker non-votes to be submitted and broker non-votes will therefore have no impact on quorum. If you are a shareholder of record and you attend the Shareholder Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

On behalf of the Flag Ship Board, the undersigned thanks you for your support and looks forward to the successful completion of the Merger.

Enclosed is the proxy statement/prospectus containing detailed information concerning the Business Combination Proposal, the Flag Ship Merger Proposal, the Flag Ship NTA Amendment Proposal, the Flag Ship Adjournment Proposal and the Flag Ship Extraordinary General Meeting. Whether or not you plan to attend the Flag Ship Extraordinary General Meeting, Flag Ship urges you to read this material carefully and vote your shares.

The accompanying proxy statement/prospectus is dated [●], 2025, and is expected to be first mailed or otherwise delivered to Flag Ship Shareholders on or about [●], 2025.

_______________ ___, 2025	By Order of the Board of Directors of Flag Ship Acquisition Corporation

/s/ Matthew Chen

Chairman of Flag Ship Board of Directors

Important Notice Regarding the Availability of Proxy Materials for the Flag Ship Extraordinary General Meeting to be held on [●], 2025: This notice of meeting, and the accompanying proxy statement/prospectus are available at [●].

Neither the SEC nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger or determined whether this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please pay particular attention to the “Risk Factors” section beginning on page 81 of this proxy statement/prospectus.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by GFT or Flag Ship. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of GFT or Flag Ship since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

FLAG SHIP ACQUISITION CORPORATION
26 Broadway, Suite 934
New York, NY 10004

NOTICE OF AN EXTRAODRINAY GENERAL MEETING OF SHAREHOLDERS
OF FLAG SHIP ACQUISITION CORPORATION
TO BE HELD ON [●]

To the Shareholders of Flag Ship Acquisition Corporation:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of Flag Ship Acquisition Corporation, a Cayman Islands exempted company (“Flag Ship), will be held on in person at the offices of the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006, and virtually, at [●], at [●] [a.m./p.m.], Eastern Time, on [●], 2025, or at such other time, on such other date and at such other place to which the meeting may be adjourned (the “Shareholder Meeting”).

You can participate in the Shareholder Meeting, vote, and submit questions via live webcast by visiting https://www./[●]. Please see “Questions and Answers about the Flag Ship Proposals — How do I attend the Shareholder Meeting?” in the accompanying proxy statement/prospectus for more information. Even if you are planning on attending the Shareholder Meeting online, please promptly submit your proxy vote online, or, if you received a printed form of proxy in the mail, by completing, dating, signing and returning the enclosed proxy to the Company not less than 48 hours before the time for holding the Shareholder Meeting or any adjournment thereof, so your shares will be represented at the Shareholder Meeting.

Each shareholder who is entitled to attend and vote at the Shareholder Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder, and a proxyholder need not be a shareholder.

You are cordially invited to attend the Shareholder Meeting that will be held for the purpose of considering and voting upon, and if thought fit, passing and approving the following resolutions:

1.	The Business Combination Proposal — To approve, by ordinary resolution, subject to the passing of the Flag Ship Merger Proposal, the Merger Agreement and the transactions contemplated thereby.

2.

The Flag Ship Merger Proposal — To approve and authorize, by special resolution, subject to the approval of the Business Combination Proposal, the Merger, the entry by Flag Ship into the Cayman Plan of Merger and the transactions contemplated thereby. The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal, Flag Ship be authorized to merge with GFT Merger Sub Limited (“Merger Sub”) so that Merger Sub will be the surviving company (“Surviving Company”) and all the undertaking, property, rights, privileges, agreements, powers and franchises, liabilities and duties of Flag Ship and Merger Sub vest in the Surviving Company by virtue of such merger, pursuant to the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act”) and the Cayman Plan of Merger (as defined below); the plan of merger substantially in the form appended to the proxy statement/prospectus as Appendix D (the “Cayman Plan of Merger”) as the same may be amended from time to time, and the consummation of the Merger and remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects, and Flag Ship be authorized to enter into the Merger and the Cayman Plan of Merger.”

3.

The Flag Ship NTA Amendment Proposal – to approve, as a special resolution, an amendment to Flag Ship’s current amended and restated memorandum and articles of association, which shall be effective, if approved, immediately prior to the consummation of the proposed Merger, by deleting Article 36.5(c) thereof in its entirety, which provides that “[i]n no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination.” The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, with effect immediately prior to the consummation of the proposed Merger, that, Article 36.5(c) of Flag Ship’s amended and restated articles and memorandum of association, which provides that “[i]n no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination” be deleted in its entirety.”

4.	The Flag Ship Adjournment Proposal — To consider and vote upon a proposal to approve, as an ordinary resolution, the adjournment of the Flag Ship Extraordinary General Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Flag Ship that more time is necessary or appropriate to approve one or more proposals presented at the Flag Ship Extraordinary General Meeting. This proposal is referred to as the “Flag Ship Adjournment Proposal” and, together with the Business Combination Proposal and the Flag Ship Merger Proposal, as the “Flag Ship Proposals.”

each as more fully described below in the accompanying proxy statement/prospectus, which is dated [●], 2025 and is first being mailed to shareholders on or about that date.

Each of the Proposal Nos. 1, 2 and 3 (the “Condition Precedent Proposals”) is cross-conditioned on the approval of the other, except that Proposal Nos. 1 and 2 will not be conditioned on Proposal No. 3, and Proposal No. 3 will not be considered a Condition Precedent Proposal if the net tangible asset condition in the Flag Ship Charter is satisfied. The Flag Ship Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

Record holders of Flag Ship Ordinary Shares at the close of business on [●], 2025 (the “Record Date”) are entitled to vote or have their votes cast at the Shareholder Meeting. On the Record Date, there were [●] issued and outstanding Flag Ship Ordinary Shares, including the Flag Ship Ordinary Shares included in the units of Flag Ship (the “Flag Ship Units”). Each Flag Ship Unit consists of one Flag Ship Ordinary Share and one right to receive one-tenth of one Flag Ship Ordinary Share upon consummation of a business combination. The Flag Ship Rights do not have voting rights.

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares and entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting. The approval of the Flag Ship Merger Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Shareholder Meeting. Approval of the Flag Ship NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the Flag Ship Extraordinary General Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. If presented, the Flag Ship Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Shareholder Meeting.

On April 18, 2025, Flag Ship Acquisition Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Future Technology Inc., an exempted company incorporated in the Cayman Islands with limited liability (“GFT”), and GFT Merger Sub Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of GFT (“Merger Sub”). The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of Flag Ship, GFT and Merger Sub. Pursuant to the Merger Agreement, among other things, Flag Ship will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT (the “Surviving Company”). Immediately upon Closing, Flag Ship and Merger Sub will cause a plan of merger (the “Plan of Merger”) approved by the directors of each such entity consistent with the Merger Agreement, and in the form and containing such other documents as may be required by the Cayman Companies Act (the “Merger Documents”) to be executed and then filed for registration by the Cayman Registrar. The Merger will become effective at such time as the Cayman Plan of Merger is registered by the Cayman Registrar, or at such other time subsequent thereto, but not exceeding 90 days from the date of registration, as mutually agreed between Merger Sub and Flag Ship and specified in the Cayman Plan of Merger (the “Effective Time”).

At the Effective Time, by virtue of the Merger and without any action of the part of the Flag Ship, Merger Sub or any other person: (i) each of Flag Ship’s ordinary shares of US$0.001 par value per share (the “Flag Ship Shares”) issued and outstanding immediately prior to the Effective Time will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the Merger, one (1) Class A ordinary share of GFT (such shares of GFT, collectively, “GFT Class A Ordinary Shares”) for each such Flag Ship Share (the “Per Share Merger Consideration”); and (ii) each right to receive one-tenth (1/10th) of a Flag Ship Share at the consummation of a business combination of the Company (a “Flag Ship Right”) that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GFT Class A Ordinary Shares, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Flag Ship Shares that the holder of the cancelled Flag Ship Right (the “Flag Ship Rights Holder”) would have been entitled to receive from Flag Ship assuming satisfaction of the terms and conditions of such Flag Ship Right (the “Rights Merger Consideration”).

Previously, on October 21, 2024, Flag Ship had entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with GRT and GRT Merger Star Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of GRT (“GRT Merger Sub”). Pursuant to the GRT Merger Agreement, Flag Ship had agreed to merge with an into Merger Sub, with Merger Sub continuing as the surviving entity and wholly-owned subsidiary of GRT (the “GRT Merger”) and the holders of Flag Ship Shares would have received ordinary shares of GRT in exchange for their Flag Ship Shares and Flag Ship Rights. However, on April 18, 2025, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) and terminated the GRT Merger Agreement and the other ancillary agreements entered into pursuant to the GRT Merger Agreement. Flag Ship entered into the Merger Agreement with GFT and Merger Sub on the same day.

After careful consideration, the Flag Ship Board has approved the Merger Agreement and the Merger and recommends that shareholders of Flag Ship vote “FOR” the Business Combination Proposal, “FOR” the Flag Ship Merger Proposal, “FOR” the Flag Ship NTA Amendment Proposal and “FOR” all other proposals presented to shareholders of Flag Ship in the accompanying proxy statement/prospectus. When you consider the Flag Ship Board’s recommendation of these proposals, you should keep in mind that certain directors and officers of Flag Ship have interests in the Merger that may conflict with your interests as a shareholder. Please see the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of Certain Persons in the Merger” in the accompanying proxy statement/prospectus for additional information.

As contemplated by Flag Ship’s Amended and Restated Memorandum and Articles of Association (the “Flag Ship Charter”), the holders of Flag Ship Ordinary Shares issued as part of the Flag Ship Units sold in Flag Ship’s initial public offering (the “IPO,” and such shares, the “Public Shares,” and the holders of such Public Shares, the “Public Shareholders”) may elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in a trust account (the “Trust Account”) established in connection with the IPO to hold a portion of the proceeds of the IPO if the Merger is consummated, regardless of how such Public Shareholders vote, or whether they vote at all, on the Business Combination Proposal, the Flag Ship Merger Proposal, or the Flag Ship NTA Amendment Proposal.

On [●], 2025, the most recent practicable date prior to the date of this proxy statement/prospectus, the redemption price per share would have been approximately $[●], based on the aggregate amount on deposit in the Trust Account of approximately $[●] as of [●], 2025 (including interest not previously released to Flag Ship but net of expected taxes payable), divided by the total number of then outstanding shares of Public Shares. The redemption price per share may increase between the date of this proxy statement/prospectus and the date that is two business days prior to the consummation of the business combination due to any interest that accrues on the amount on deposit in the Trust Account prior to such date, although we expect the redemption price two business days prior to the consummation of the business combination will be approximately the same as the amount set forth above. The closing price of Public Shares on [●], 2025, the most recent practicable date prior to the date of this proxy statement, was $[●] per share. If the closing price of the Public Shares was to remain the same until the date of the Shareholder Meeting, exercising redemption rights would result in a Public Shareholder receiving approximately $[●] more/less per share than if the shares were sold in the open market (based on the current per share redemption price). Flag Ship cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is lower than the redemption price stated above, as there may not be sufficient liquidity in its securities when such shareholders wish to sell their shares.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR FLAG SHIP ORDINARY SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FLAG SHIP’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SHAREHOLDER MEETING. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR FLAG SHIP ORDINARY SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR FLAG SHIP ORDINARY SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Flag Ship’s sponsor, Whale Management Corporation (the “Sponsor”), and Flag Ship’s officers and directors have agreed, subject to applicable securities laws, to vote any Flag Ship Ordinary Shares owned by them, including the Flag Ship Founder Shares and Flag Ship Private Shares (each as defined below), in favor of each of the proposals presented at the Shareholder Meeting, and have agreed to waive their redemption rights with respect to any Flag Ship Ordinary Shares owned by them in connection with this Shareholder Meeting. This is unlike some other similarly structured transactions where the insiders vote in accordance with the public holders and therefore a majority of unaffiliated shareholders would be required to approve a proposed transaction. Because of this agreement to vote in favor of the Business Combination Proposal, the Flag Ship Merger Proposal, and the Flag Ship NTA Amendment Proposal, the transaction is not structured such that the vote of a majority of unaffiliated shareholders is required to approve the proposals.

The approval of the Merger Proposal requires the passing of a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Shares, as being entitled to do so, vote in person or by proxy at the extraordinary general meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. The approval of each of the Business Combination Proposal and the Adjournment Proposal requires the passing of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Whereas the approval of the NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns approximately [●]% of the issued and outstanding Flag Ship Shares and Flag Ship’s officers and directors do not own any Flag Ship Shares (excluding any securities indirectly owned by officers or directors as a result of his or her membership interest in the Sponsors). As a result, in addition to the Flag Ship Shares held by the Sponsor, we would need only 549,759, or approximately 18%, of the 3,062,517 Flag Ship Public Shares currently outstanding to be voted in favor of the Business Combination Proposal and the Adjournment Proposal; we would only need 1,387,344, or approximately 45.3% of the outstanding Flag Ship Public Shares to be voted in favor of the Merger Proposal in order to have the Merger approved; and we would only need 1,387,344, or approximately 45.3% of the outstanding Flag Ship Public Shares to be voted in favor of the NTA Amendment Proposal in order to have the proposal approved. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the Sponsor had agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

The Flag Ship Founder Shares and the Flag Ship Private Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor holds approximately [●]% of the issued and outstanding Flag Ship Ordinary Shares and Flag Ship’s officers and directors do not own any Flag Ship Ordinary Shares (excluding any securities indirectly owned by officers or directors as a result of his or her membership interest in the Sponsor).

The accompanying proxy statement/prospectus contains important information about the Shareholder Meeting, the Merger and the proposals described above. Whether or not you plan to attend the Shareholder Meeting, Flag Ship urges you to read this material carefully and vote your shares.

The accompanying proxy statement is dated [●], 2025 and is first being mailed to shareholders on or about that date.

By Order of the Board of Directors of Flag Ship Acquisition Corporation

Matthew Chen
Chairman of the Board of Directors

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or may contain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:

●	the Merger and the expected timing and satisfaction of conditions precedent prior to the Closing Date, including among others, the approval of the Merger by shareholders of each Flag Ship and GFT, regulatory and governmental approvals and other customary closing conditions;

●	the impact of the Merger on GFT’s earnings, credit rating, market value and growth rate;

●	the expectation that GFT will become an SEC registrant and that GFT Class A Ordinary Shares will be listed on the Nasdaq in connection with the Merger;

●	the future composition of GFT’s management team and directors and those of its subsidiaries;

●	the occurrence of a natural disaster, widespread health epidemic or pandemics; and

●	the future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends or other distributions.

Forward-looking statements in this proxy statement/prospectus are based on current expectations and assumptions made by the management of GFT and Flag Ship. Although the management of GFT and Flag Ship believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors.” Some of the key risks and uncertainties include statements related to, among others:

●	GFT is a holding company incorporated in the Cayman Islands and not an operating company. Through multiple layers of holding companies, GFT conducts its operations through its subsidiaries located in mainland China. As a result, the local government has significant authority to exert influence on the current business operations of our operating subsidiaries and investors of GFT face potential uncertainty from the local regulatory authority of GFT’s operating subsidiaries.

●	Assumption about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	GFT’s ability to execute its growth, and expansion, including its ability to meet its goals;

●	Current and future economic conditions;

●	GFT’s ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business and stay competitive in the market;

●	GFT’s ability to raise any additional funding it will need to continue to pursue its business and product development plans;

●	Regulatory developments in China, Cayman Islands, the United States and other countries;

●	GFT’s ability to obtain and maintain intellectual property protection for technologies; and

●	Competition in the industry in which GFT operates.

The forward-looking statements in this proxy statement/prospectus are qualified by the “Risk Factors” beginning on page 81. Each statement speaks only as of the date of this proxy statement/prospectus (or any earlier date indicated in this proxy statement/prospectus) and neither Flag Ship nor GFT undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, unless required by law. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

The foregoing list is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this proxy statement/prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this proxy statement/prospectus. The forward-looking statements contained in this proxy statement/prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this proxy statement/prospectus or other specified date and speak only as of such date. GFT disclaims any intention or obligation to update or revise any forward-looking statements in this proxy statement/prospectus as a result of new information or future events, except as may be required under applicable securities law.

Please see “Frequently Used Terms” for definitions of certain terms and references used in this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by GFT, as it may be amended or supplemented from time to time (File No. 333-[●]) (the “Registration Statement”), serves as:

●	A notice of meeting and proxy statement of Flag Ship under Section 14(a) of the Exchange Act, for the extraordinary general meeting of shareholders of Flag Ship being held on [●], 2025, where Flag Ship Shareholders will vote on, among other things, the proposed Merger and related transactions and each of the Proposals described herein; and

●	A prospectus of GFT under Section 5 of the Securities Act with respect to the GFT Class A Ordinary Shares represented by GFT Class A Ordinary Shares that Flag Ship Shareholders will receive in the Merger.

This information is available without charge to you upon written or oral request. To make this request, you should contact Flag Ship’s proxy solicitor at:

We expect to engage a proxy solicitation agent and incur customary fees in connection therewith.

To obtain timely delivery of requested materials, you must request the information no later than five business days prior to the date of the Shareholders’ Meeting. You may also obtain additional information about Flag Ship from documents filed with the SEC by following the instruction in the section entitled “Where You Can Find More Information.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

The consolidated financial information presented in this proxy statement/prospectus has been derived from the following:

GFT

●	GFT’s audited consolidated financial statements as of June 30, 2024 and 2023 and for the years then ended and the related notes thereto, included in this proxy statement/prospectus

The audited financial statements of GFT are prepared in accordance with GAAP (as defined below) and are presented in U.S. dollars. The unaudited interim consolidated financial statements of GFT are prepared in accordance with GAAP for interim financial information and in accordance with Article 10 of Regulation S-X of the SEC and are presented in U.S. dollars.

Flag Ship

●	Flag Ship’s unaudited financial statements as of June 30, 2025 and for the three and six months ended, June 30, 2025 and 2024 and the related notes thereto, included in this proxy statement/prospectus;

●	Flag Ship’s audited financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and the related notes thereto, included in this proxy statement/prospectus.

The audited financial statements of Flag Ship are prepared in accordance with GAAP and are presented in U.S. dollars. The unaudited interim financial statements of Flag Ship are prepared in accordance with GAAP for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC and are presented U.S. dollars.

Currencies and Exchange Rates

References in this proxy statement/prospectus to “USD,” “U.S. dollars,” “dollars,” “$” or “cents” are to the currency of the United States and references to “Yuan” “￥” “RMB” are to the currency of the People’s Republic of China. There are 100 cents to each RMB.

We believe that all market data in this proxy statement/prospectus is reliable, accurate and complete.

ADDITIONAL INFORMATION

Flag Ship files annual, quarterly and other reports, proxy statements and other information with the SEC. GFT has filed a registration statement on Form F-4 with the SEC. You can obtain documents related to GFT and Flag Ship without charge, by requesting them in writing or by telephone from the appropriate company.

You may request copies of this proxy statement/prospectus and any other publicly available information concerning GFT or Flag Ship, without charge, by mailing a written request to:

Great Future Technology Inc.	Flag Ship Acquisition Corporation
No. 26 Tonggang Road Changying Town Jiangyin City, Jiangsu Province Tel: +86 (510) 863-1628	26 Broadway, Suite 934, New York, N.Y. 10014. Tel: (212) 884-2667

or __________________,

Flag Ship’s proxy solicitor, by calling [●] (toll free),

or for banks and brokers, by calling [●] (collect), or

by emailing [●]

or

from the SEC through the SEC website at http://www.sec.gov.

In order for a Flag Ship Shareholder to receive timely delivery of the applicable documents in advance of the extraordinary general meeting to be held on [●], 2025, such shareholder must request the information no later than five business days prior to the date of the meeting, or by [●], 2025.

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

“Advantage Proxy” means Advantage Proxy, Inc.

“Aluminum plastic film” means a type of multi-layered film material that typically consists of an aluminum foil layer and a plastic layer.

“Becker” means Becker & Poliakoff, P.A.

“Biaxially Oriented Optical Grade BOPET” means a specific type of plastic film made from polyethylene terephthalate (PET) that has been stretched in both the machine direction (MD) and across the machine direction (TD) to improve its physical and optical properties. Optical grade polyester films have excellent optical properties such as low haze and high transmittance, no yellowing, good adhesion, good flatness, no dark and bright lines, high temperature and UV resistance, good stiffness, anti-burning cracks, unbreakable surface finish, small thickness tolerance, and so on. Optical PET films are classified into reflective films, transmittance enhancement films, optical filter films, optical protection films, polarizing films, beam-splitting films and phase films according to their applications.

“BOPET” means Biaxially Oriented Polyethylene Terephthalate, which is a type of polyester film made from polyethylene terephthalate (PET) that has been stretched in two directions (biaxially oriented) during production. This process significantly enhances the material’s physical properties, making it suitable for various applications.

“Business Combination Proposal” means the proposal to be considered at the extraordinary general meeting of the shareholders of Flag Ship to vote on approval of the Merger Agreement and the transactions contemplated thereby.

“Cayman” means the Cayman Islands.

“Cayman Companies Act” means the Companies Act (as Revised) of the Cayman Islands, as amended from time to time.

“Cayman Plan of Merger” means the plan of merger between Flag Ship and Merger Sub in accordance with the Cayman Companies Act.

“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.

“Closing” means the closing of the Merger.

“Closing Date” means the date of the Closing.

“CNIPA” means China National Intellectual Property Administration.

“CSRC” means China Securities Regulatory Commission, the government agency regulating the securities industry in China.

“Code” means the United States Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Combined Company” refers to GFT and its subsidiaries following the Closing.

“Company” means GFT.

“CPI film” means Colorless Polyimide film, a transparent, high-performance film made from polyimide material. Polyimide films are well known for their high thermal stability, electrical insulating properties, and mechanical strength. Widely used in flexible displays, optoelectronic devices, aerospace and electronics, CPI film’s transparency makes it an ideal material choice for optoelectronic devices, especially in folding screen cell phones, where its flexibility allows the screen to fold better.

“Dao Capital” means Dao Capital Group Ltd.

“Deadline Date” means the date by which Flag Ship is required to consummate an initial business combination as described in the Flag Ship Charter. Under the Flag Ship Charter, since Flag Ship entered into the Merger Agreement within 12 months from the closing of its IPO, it has until 15 months from the closing of the IPO, or September 20, 2025, to consummate a business combination, subject however to its ability, if the Flag Ship Board elects, to extend the period of time to consummate a business combination up to nine times, each by an additional one month (for a total of up to 24 months from the closing of the IPO, or June 20, 2026) to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account.

“DeHeng” means DeHeng Shanghai Law Office, counsel to GFT as to mainland Chinese Law.

“Dentons Hong Kong” means Dentons Hong Kong LLP, counsel to GFT as to Hong Kong Law.

“DTC” means the Depository Trust Company.

“DWAC” means the depository trust company’s deposit/withdrawal at custodian system.

“Ear tap” means a specific type of electrical contact or connection technique used to ensure a secure electrical interface between the battery’s components, often between the tabs or contacts of the battery cells.

“Effective Time” means the Merger having become effective pursuant to its terms upon the Closing.

“Electromagnetic shielding film” means a type of material designed to block or attenuate electromagnetic interference (EMI) and electromagnetic radiation (EMR) that could potentially affect sensitive electronic equipment. These films are typically made from conductive or magnetically permeable materials, and they are used to shield devices from external electromagnetic fields or to prevent the emission of harmful electromagnetic radiation from electronic devices. The primary purpose of electromagnetic shielding films is to improve the electromagnetic compatibility (EMC) of devices, ensuring their proper functioning and protecting them from interference.

“Enrome” means Enrome LLP, GFT’s auditor.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Explosion-proof film” means a specialized type of film designed to prevent or minimize the impact of explosions by containing or controlling the force, fragmentation, and release of hazardous materials. These films are commonly used in a wide range of industries, including construction, automotive, aerospace, and electronics, to enhance safety in environments where the risk of explosion, fire, or sudden pressure changes exists.

“Fair market value” shall mean the average reported last sale price of Flag Ship’s ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Flag Ship’s units.

“Flag Ship” means Flag Ship Acquisition Corporation.

“Flag Ship Adjournment Proposal” or the “Adjournment Proposal” means the proposal for Flag Ship Shareholders to approve the adjournment of the Flag Ship Extraordinary General Meeting to a later date or dates to permit further solicitation and vote of proxies if there are insufficient votes at the time of the Flag Ship Extraordinary General Meeting to approve the Business Combination Proposal or the Flag Ship Merger Proposal.

“Flag Ship Board” means the board of directors of Flag Ship.

“Flag Ship Charter” means the amended and restated memorandum and articles of association of Flag Ship, as may be amended and / or restated from time to time.

“Flag Ship Initial Insiders” means the former and existing directors and officers of Flag Ship at the consummation of the IPO.

“Flag Ship Merger Proposal” or the “Merger Proposal” means the proposal to be considered at the extraordinary general meeting of the shareholders of Flag Ship to approve the entry into the Cayman Plan of Merger.

“Flag Ship NTA Amendment Proposal” or the “NTA Amendment Proposal” means that proposal to be considered at the extraordinary general meeting of the shareholders of Flag Ship to approve, by a special resolution, the deletion of Article 36.5 (c) within the current amended and restated memorandum and articles of association.

“Flag Ship Proposals” means collectively, the (i) Business Combination Proposal, (ii) the Flag Ship Merger Proposal, (iii) the Flag Ship NTA Amendment Proposal and (iv) the Flag Ship Adjournment Proposal, if presented.

“Flag Ship Public Shareholders” means the holders of Flag Ship Shares that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Flag Ship Public Shares” means Flag Ship Shares sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Flag Ship Record Date” means the close of business on [●], 2025 Eastern Time.

“Flag Ship Shareholders” means the holders of Flag Ship Shares immediately prior to the Effective Time.

“Flag Ship Shares” means the ordinary shares of US$0.001 par value per share, of Flag Ship.

“Flag Ship Shareholders Meeting” or the “Shareholders Meeting” means the extraordinary general meeting of the shareholders of Flag Ship, to be held at 10:00 a.m., Eastern Time, on [●], 2025, pursuant to the procedures described in the accompanying proxy statement/prospectus, and any, and any adjournments thereof.

“Functional tap” means a tap or valve that performs a specific, often technical, function beyond just the basic opening and closing of fluid or gas flow.

“GAAP” means U.S. generally accepted accounting principles.

“GFT” or “PubCo” means Great Future Technology Inc. and its subsidiaries, except where it is clear from the context that such term means only the Great Future Technology Inc. itself and excludes subsidiaries.

“GFT Board” means the board of directors of GFT.

“GFT Financial Statements” means the consolidated financial statements of GFT.

“GFT Shareholder Approval” means the approval of shareholders of GFT, being Genesis River Technology Limited and InnoValley Holdings Limited at the time of this Registration Statement, to: (i) approve the Merger in accordance with of the Articles of Association of GFT; and (ii) allot and issue new GFT Class A Ordinary Shares (including Merger Consideration Shares) of GFT in accordance with the Articles of Association,

“GFT Class A Ordinary Shares” or “Pubco Class A Ordinary Shares” means the class A ordinary shares of par value US$0.0001 each in the share capital of GFT, having the rights as set out in the Articles of Association of GFT.

“GFT Class B Ordinary Shares” or “Pubco Class B Ordinary Shares” means the class B ordinary shares of par value US$0.0001 each in the share capital of GFT, having the rights as set out in the Articles of Association of GFT.

“GFT Shares” or “Pubco Ordinary Shares” means the GFT Class A Ordinary Shares and Class B Ordinary Shares.

“High-frequency and high-speed ultra-thin flexible copper clad laminates” means a type of copper clad laminate used for high frequency and high-speed signal transmission, featuring low loss, high signal transmission speed and low transmission signal dispersion. It is widely used in the fields of communications, computers, consumer electronics, etc., especially in environments that require high-speed signal transmission and low loss.

“Hong Kong Companies Ordinance” means the Hong Kong Companies Ordinance.

“IPO” means Flag Ship’s initial public offering of its units, ordinary shares and rights pursuant to a registration statement on Form S-1 declared effective by the SEC on June 17 (SEC File No. 333-261028).

“Laser TV Screen” means antiglare curtain, a kind of curtain that reduces the interference of ambient light and enhances the effect of the projected image through special optical coating and physical structure. Anti light curtain can absorb the ambient light around and control the projector incident light reflected to the human eye in the viewing angle area, thus reducing the scattering of projection light into the space. Suitable for a variety of scenarios, especially in the bedroom and game room performance, can provide high brightness and contrast of the picture effect.

“Lithium battery” means a type of rechargeable battery that uses lithium as the primary material in its electrochemical reactions.

“LOI” means letter of intent.

“MaloneBailey” means MaloneBailey, LLP, Flag Ship’s auditors.

“Merger” means the proposed statutory merger of Flag Ship with and into Merger Sub under the applicable provisions of the Cayman Companies Act, with Merger Sub continuing as the surviving company and wholly-owned subsidiary of GFT.

“Merger Agreement” means the agreement and plan of merger, dated as of April 18, 2025, by and among Flag Ship, Merger Sub and GFT, as it may be amended, restated and supplemented from time to time.

“Merger Consideration” means the aggregate consideration payable to pursuant to the Merger Agreement to the shareholders of the Flag Ship entitled thereto shall consist of that number of GFT Class A Ordinary Shares that is equal to (i) the Per Share Merger Consideration multiplied by the number of Flag Ship Shares registered in the name of those Flag Ship Shareholders immediately prior to the Effective Time, plus (ii) the Rights Merger Consideration

“Merger Sub” means GFT Merger Sub Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of GFT.

“Miller Canfield” means Miller Canfield Paddock and Stone, P.L.C.

“Minimum Public Holders Rule” means Nasdaq Listing Rule 5550(a)(3).

“MLCC (Multi-Layer Ceramic Capacitor) Release Film” means Multi-Layer Ceramic Capacitor Release film, which is a type of protective film used in the manufacturing process of multi-layer ceramic capacitors. These capacitors are commonly used in electronic devices due to their small size, high reliability, and high capacitance-to-volume ratio

“Nanoporous Material” means metal-organic framework with metal core and organic ligands to control the specific surface area/nanoparticle scale and pore arrangement. Captures organic volatile gases and PM2.5/C02 or smaller particles and can also be used in proton exchange membranes to increase proton conductivity.

“Nasdaq” means The Nasdaq Stock Market, LLC.

“Optical adhesive full lamination” means the process of using a special optical adhesive to fully bond layers of materials (typically display panels, touchscreens, or lenses) in a laminated structure, ensuring that the layers are firmly attached while maintaining optical clarity and performance. This technique is widely used in the production of displays, touch panels, and other optical devices, especially in smartphones, tablets, flat-panel displays, and automotive displays.

“Optical Protective Film” means to a type of film used to protect optical devices or surfaces, such as displays, lenses, and screens, from external damage while maintaining optical clarity and performance. By depositing one or more layers of dielectric or metallic film on the surface of metal or other soft and easily eroded materials or films to change the characteristics of light transmission, reflection, absorption, etc. It is widely used in various optical and optoelectronic technology fields, such as precision optical equipment, displays, eyeglasses, digital cameras, home appliances and other items. In addition, it also has important applications in laser technology, optoelectronic communication and other fields. Manufacturing optical protective film requires a variety of core technologies, including optical structure design, coating formula design, precision coating process and clean production technology.

“Outside Date” means December 31, 2025 (after giving effect to the Merger Agreement).

“Parent Shareholders Voting Agreement” means the Voting Agreement delivered by GFT to Flag Ship and executed by Genesis River Technology Limited, and InnoValley Holdings Limited, the shareholders of GFT as of the execution date of the Merger Agreement.

“Per Share Merger Consideration” means the right to receive 1 GFT Share for each Flag Ship Share issued and outstanding immediately prior to the Effective Time.

“Photovoltaic Backsheet Film” means an essential component of solar panels, particularly in photovoltaic (PV) modules. It serves as the outer protective layer of the solar panel, playing a crucial role in ensuring the module’s longevity, efficiency, and overall performance. The backsheet is typically made from multiple layers of materials that offer electrical insulation, mechanical protection, and environmental resistance, safeguarding the solar cells and other internal components from external elements.

“PO Acid-Resistant Film” means a type of film made from polyolefin materials that is specifically designed to offer resistance to acidic environments. Polyolefin is a family of thermoplastic polymers, which are known for their durability, chemical resistance, and versatility. It can be used in glass etching process, large size glass thinning protection.

“Record Date” means, in the case of Flag Ship, only holders of record of ordinary shares of Flag Ship at the Flag Ship Record Date and, in the case of GFT, only holders of record of ordinary shares of GFT on [●], 2025.

“Redemption” means the right of the holders of Flag Ship Public Shares to have their shares redeemed in accordance with the procedures set forth in this joint proxy statement/prospectus and the Flag Ship Charter.

“Redemption Price” means an amount equal to price at which each Flag Ship Public Share is redeemed pursuant to the Redemption Rights (as equitably adjusted for share splits, bonus share issuances, combinations, recapitalizations and the like after the Closing). The Redemption Price will be calculated two days prior to the consummation of the business combination in accordance with the Flag Ship Charter.

“Redemption Rights” means rights to demand Redemption of the Flag Ship Public Shares into cash.

“Right Merger Consideration” means the right to receive one-tenth (1/10th) of a Flag Ship Share at the consummation of a business combination of Flag Ship (a “Flag Ship Right”) that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GFT Class A Ordinary Shares, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Flag Ship Shares that the holder of the cancelled Flag Ship Right (the “Flag Ship Rights Holder”) would have been entitled to receive from Flag Ship assuming satisfaction of the terms and conditions of such Flag Ship Right.

“Sarbanes Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Merger Consideration” means the number of GFT Shares equal to the Per Share Merger Consideration multiplied by the number of Flag Ship Shares registered in the name of the Flag Ship Shareholders immediately prior to the Effective Time.

“SPAC Sponsor” means Whale Management Corporation, a company incorporated in the BVI.

“Sponsor Voting Agreement” means the Voting Agreement delivered by Flag Ship to GFT and executed by the SPAC Sponsor.

“Successor” means the Merger Sub and its direct and indirect subsidiaries.

“TAC Hardening” means Triacetyl Cellulose Hardening, which refers to the process of enhancing the mechanical and thermal properties of TAC films or TAC-based materials through physical, chemical, or thermal treatments. TAC is a form of cellulose acetate, a thermoplastic polymer, widely used in optical applications, including as a base material for polarizers in LCD (liquid crystal display) devices.

“Trust Account” means the trust account of Flag Ship, which holds the net proceeds of The IPO and the sale of the Flag Ship private units, together with interest earned thereon, less amounts released to pay income or other tax obligations and to meet working capital requirements.

“U.S. Holder” means any beneficial owner of Flag Ship Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control the trust or (B) it has a valid election in place to be treated as a U.S. person.

“USPTO” means the United States Patent and Trademark Office.

“Voting Agreements” means Sponsor Voting Agreement and Parent Shareholders Voting Agreement.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

GFT, Flag Ship and their respective subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, TM and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

QUESTIONS AND ANSWERS

The following are some of the questions that you, as a shareholder of Flag Ship, may have regarding the proposed merger and the other matters being considered at the shareholders’ meeting and the answers to those questions. Flag Ship urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the proposed merger and the other matters being considered at the shareholders’ meeting. Additional important information is also contained in the appendices to this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus in connection with the Shareholder Meeting. Flag Ship is holding the Shareholder Meeting to consider and vote upon the proposals described below. Your vote is important. Each shareholder who is entitled to attend and vote at the Shareholder Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder, and a proxyholder need not be a shareholder. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus. Your proxy card must be received by the Company not less than 48 hours before the time for holding the Shareholder Meeting or any adjournment thereof. Flag Ship’s shareholders are being asked to consider and vote upon the Business Combination Proposal to approve the Merger Agreement and the transactions contemplated thereby, the Flag Ship Merger Proposal to approve and authorize the entry by Flag Ship into the Cayman Plan of Merger and the Merger and related transactions contemplated thereby, and the Flag Ship NTA Amendment Proposal to approve the amendment to the current amended and restated memorandum and articles of association by deleting Article 36.5(c). The Merger Agreement provides that, among other things, upon the Closing, Merger Sub will merge with and into Flag Ship, with Flag Ship becoming a wholly owned subsidiary of GFT.

At the Effective Time, by virtue of the Merger and without any action of the part of the Flag Ship, Merger Sub or any other person: (i) each Flag Ship Share issued and outstanding immediately prior to the Effective Time, other than (x) Flag Ship Shares held by Flag Ship or GFT or their respective wholly owned subsidiaries and (y) those Flag Ship Shares owned by the Flag Ship Shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Cayman Companies Act, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the Merger, one (1) Class A Ordinary Share of GFT for each such Flag Ship Share (the “Per Share Merger Consideration”); and (ii) each Flag Ship Right that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GFT Class A Ordinary Shares, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Flag Ship Shares that the Flag Ship Rights Holder would have been entitled to receive from Flag Ship assuming satisfaction of the terms and conditions of such Flag Ship Right.

The aggregate consideration payable to pursuant to the Merger Agreement to the Flag Ship Shareholders entitled thereto shall consist of that number of GFT Class A Ordinary Shares that is equal to (i) the Per Share Merger Consideration multiplied by the number of Flag Ship Shares registered in the name of those Flag Ship Shareholders immediately prior to the Effective Time plus (ii) the Rights Merger Consideration, as described above. Accordingly, assuming that no Flag Ship Shareholders exercise its redemption rights or dissenter’s rights, the maximum number of GFT Class A Ordinary Shares that GFT will issue in exchange for the Flag Ship Shares and Flag Ship Rights outstanding as of [●], 2025 is [●] GFT Class A Ordinary Shares, including a total of 713,800 GFT Class A Ordinary Shares issuable upon conversion of the Flag Ship Rights.

Each Flag Ship Unit that is outstanding immediately prior to the Effective Time will be automatically separated into one Flag Ship Ordinary Share and one Flag Ship Right. Flag Ship’s shareholders are also being asked to consider and vote upon the Adjournment Proposal, as described in more detail below.

Q:	What are the specific proposals on which I am being asked to vote at the Shareholder Meeting?

A:	You are being asked to consider and vote on the following proposals:

Proposal No. 1 — The Business Combination Proposal – a proposal to approve, by ordinary resolution, subject to the approval of the Flag Ship Merger Proposal, Flag Ship’s entry into the Merger Agreement and the transactions contemplated thereby (the “Business Combination Proposal”);

Proposal No. 2 — Flag Ship Merger Proposal — a proposal, to approve and authorize, as a special resolution, subject to the approval of the Business Combination Proposal, the Merger, the Cayman Plan of Merger, a copy of which is attached herein as Appendix D, and the transactions contemplated thereby (the “Flag Ship Merger Proposal”)

Proposal No. 3 — Flag Ship NTA Amendment Proposal — a proposal to approve, as a special resolution, an amendment to Flag Ship’s current amended and restated memorandum and articles of association by deleting Article 36.5(c) to Flag Ship’s current amendment and restated memorandum and articles of association (the “Flag Ship NTA Amendment Proposal”); and

Proposal No. 4 — Flag Ship Adjournment Proposal — a proposal, as an ordinary resolution, to adjourn the Shareholder Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Flag Ship that more time is necessary or appropriate to approve one or more proposals presented at the Flag Ship Extraordinary General Meeting (the “Flag Ship Adjournment Proposal”).

For more information, please see “Proposal No. 1: The Business Combination Proposal” “Proposal No. 2: The Flag Ship Merger Proposal” “Proposal No. 3: The Flag Ship NTA Amendment Proposal.” and “Proposal No. 4: The Flag Ship Adjournment Proposal.”

After careful consideration, the Flag Ship Board has unanimously determined that the foregoing proposals are advisable and in the best interests of Flag Ship and its shareholders and unanimously recommends that you vote “FOR” or give instruction to vote “FOR” each of these proposals.

The existence of financial and personal interests of Flag Ship’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Flag Ship and its shareholders and what may be best for an officer’s or director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “The Business Combination Proposal — Interests of Certain Persons in the Merger” and “Beneficial Ownership of Securities” for further discussion of these considerations.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND NOT LESS THAN 48 HOURS BEFORE THE TIME FOR HOLDING THE FLAG SHIP EXTRAORDINARY GENERAL MEETING.

Q:	Are the proposals conditioned on one another?

A:	Each of the Business Combination Proposal, the Merger Proposal, and the NTA Amendment Proposal is conditioned on the approval and adoption of the other proposal, except that the NTA Amendment Proposal will not be considered a Condition Precedent Proposal if the net tangible asset condition in the Flag Ship Charter is satisfied. The Adjournment Proposal is not conditioned upon the approval of any other proposal. The Adjournment Proposal will only be put forth for a vote if Flag Ship and GFT determine that additional time is required to consummate the Merger.

Q:	What is the proposed transaction on which I am being asked to vote?

A:	You are being asked to vote to approve the Merger Agreement entered into by and among Flag Ship, GFT and GFT Merger Sub Limited, a wholly-owned subsidiary of GFT, and the entry by Flag Ship into the Cayman Plan of Merger, pursuant to which Flag Ship will merge with and into GFT Merger Sub Limited, with GFT Merger Sub Limited surviving the Merger and continuing to be a wholly-owned subsidiary of GFT. GFT and its subsidiaries following the merger are referred to as the “Combined Company.” Flag Ship, GFT and GFT Merger Sub Limited entered into a Merger Agreement as April 18, 2025, which is referred to herein as the “Merger Agreement.”

Q:	Why is Flag Ship proposing the Business Combination?

A:	Flag Ship was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving Flag Ship and one or more businesses or entities. The Flag Ship Board considered a wide variety of factors in connection with its evaluation of the Merger, as well as the Flag Ship Board’s review of the results of the due diligence conducted by Flag Ship management and its advisors. As a result, the Flag Ship Board concluded that a transaction with GFT would present the most attractive opportunity to maximize value for Flag Ship Shareholders. Please see the subsection entitled “The Business Combination Proposal — The Flag Ship Board’s Reasons for the Approval of the Merger.” Shareholder approval of the Merger is required by the Merger Agreement and the Flag Ship Charter.

Q:	What will happened in the Merger?

A:	Pursuant to the terms of the Merger Agreement, Flag Ship and GFT will complete a merger, which will be effected through the merger of Flag Ship with and into Merger Sub, with Merger Sub being the surviving company of such Merger, pursuant to which, Flag Ship will become a wholly owned subsidiary of GFT. For information on how the Merger will affect the securities of Flag Ship and GFT, please see “— Why am I receiving this proxy statement/prospectus?” above and “The Business Combination Proposal” below.

Q:	What will the Flag Ship Shareholders and Right Holders receive in the Merger?

A:	If the Merger is completed, you will have the right to receive one (1) of GFT Class A Ordinary Share as consideration for each Flag Ship Share you hold at the Effective Time of the Merger. GFT will not issue fractional GFT Class A Ordinary Shares in the Merger. Further, each Flag Ship Right that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GFT Class A Ordinary Shares in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Flag Ship Shares that the Flag Ship Rights Holder would have been entitled to receive from Flag Ship assuming satisfaction of the terms and conditions of such Flag Ship Right.

The transaction implies a value of $10.[●] per Flag Ship Share, or an equity value for Flag Ship of approximately $[●] million for all outstanding shares, based on a deal price for GFT Class A Ordinary Shares of [●], an [●] premium to the closing stock price of GFT as of [●].

Q:	Why is the Flag Ship NTA Amendment Proposal necessary?

A:	Flag Ship is requesting that its shareholders approve the NTA Amendment Proposal to facilitate the consummation of the Merger. Flag Ship’s current amended and restated memorandum and articles of association limits its ability to redeem Flag Ship Ordinary Shares in connection with a business combination, if such redemptions would cause Flag Ship to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the Flag Ship Ordinary Shares are not deemed to be “penny stocks” pursuant to Rule 3a51-1(g) under the Exchange Act. Flag Ship is proposing to amend its current effective amended and restated memorandum and articles of association to remove this limitation as it believes that it can rely on the exclusion from the penny stock rules because it is listed on the Nasdaq Global Market. However, since the requirement to maintain at least $5,000,001 in net tangible assets is included in Flag Ship’s current effective amended and restated memorandum and articles of association, Flag Ship requires the approval of its shareholders to remove such requirement. If the Flag Ship NTA Amendment Proposal is not approved, Flag Ship may not be able to consummate the Merger even if its shareholders approve the other proposals described in this proxy statement.

Q:	Will Flag Ship Shareholders be able to trade the Ordinary Shares that they receive in the transaction?

A:	Yes. GFT has filed an initial listing application to list the GFT Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “GFTL.” GFT Class A Ordinary Shares received in exchange for Flag Ship Shares in the transaction will be freely transferable under United States federal securities laws by persons other than affiliates of the Combined Company.

Q:	Did the Flag Ship Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Merger?

A:	Yes. Flag Ship retained HRA Capital LLC (“HRA”) to evaluate the fairness, from a financial point of view, to the Public Shareholders of the merger consideration to be paid to the Flag Ship equity holders in the Merger. Flag Ship initially retained HRA to evaluate the fairness, from a financial point of view, to Flag Ship’s public shareholders of the consideration to be paid to the Flag Ship Shareholders pursuant to the proposed merger transaction with GRT. On October 21, 2024, at a meeting of the Flag Ship Board held to evaluate the Merger, HRA rendered to the Flag Ship Board an oral opinion, which was confirmed by delivery of a written opinion dated October 21, 2024 (the “Fairness Opinion”), to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in such opinion, (i) the Merger Consideration payable to the Flag Ship equity holders in the Merger was fair from a financial point of view to Flag Ship and Flag Ship’s shareholders and (ii) GRT had an aggregate fair market value equal to at least eighty percent (80.0%) of the net assets held by Flag Ship in the Trust Account (excluding deferred underwriting commissions and taxes payable on the interest earned on the Trust Account), as of the date of the Merger Agreement. On April 18, 2025, Flag Ship terminated the Merger Agreement with GRT and entered into the Merger Agreement with GFT. After reviewing the change of the transaction structure, HRA issued a letter confirming that the opinion letter dated October 21, 2024 remained valid (the “Confirmation Letter”).

The full text of the Fairness Opinion delivered to the Flag Ship Board, dated October 21, 2024 and the Confirmation Letter dated April 18, 2025, are attached as Annex E and incorporated by reference into this proxy statement/prospectus in its entirety. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by HRA in rendering the Fairness Opinion. All shareholders of Flag Ship are urged to, and should, read the Fairness Opinion carefully and in its entirety. The Fairness Opinion was directed to the Flag Ship Board and addressed only the fairness from a financial point of view to the Public Shareholders, as of the date of the Fairness Opinion, of the Merger Consideration to be paid by Flag Ship pursuant to the Merger Agreement and that GFT had an aggregate fair market value equal to at least 80% of the assets held by Flag Ship in the Trust Account (net of taxes payable). The Fairness Opinion did not address any other aspect or implications of the Merger and does not constitute an opinion, advice or recommendation as to how any shareholder of Flag Ship should vote at the Shareholder Meeting. In addition, the Fairness Opinion did not in any manner address the prices at which the GFT Class A Ordinary Shares would trade following the consummation of the Merger or at any time. The summary of the Fairness Opinion set forth in this proxy solicitation/prospectus statement is qualified in its entirety by reference to the full text of the Fairness Opinion attached as Annex E hereto.

For more information, please see the section entitled “Proposal No. 1: The Business Combination Proposal — Opinion of HRA Capital LLC, Fairness Opinion Provider.”

Q:	When and where is the Flag Ship Shareholder Meeting?

A:	The Flag Ship Shareholder Meeting will be held in person at the offices of the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006, and virtually on [●], 2025, at [●] [a.m./p.m.], Eastern Time, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q:	Who is entitled to vote at the Shareholder Meeting?

A:	Only shareholders who hold Flag Ship Ordinary Shares at the close of business on [●], 2025, the Record Date, will be entitled to vote at the Shareholder Meeting. You can participate in the meeting, vote and submit questions in persona and via live webcast by visiting https://www.[●]. Please see “— How do I attend the Shareholder Meeting?” for more information.

Q:	How do I attend the Flag Ship Shareholder Meeting?

A:	If you are a registered shareholder as of the Record Date, you will receive a proxy card from Flag Ship’s transfer agent. The form contains instructions on how to attend the Shareholder Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact VStock at 18 Lafayette Place, Woodmere, NY 11598, or email: info@vstocktransfer.com.

You can pre-register to attend the Shareholder Meeting starting on [●], at 9:00 a.m., Eastern Time (two business days prior to the meeting date). Enter the URL address into your browser, https://www[●], enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Shareholder Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Shareholder Meeting.

If you do not have access to Internet, you can listen only to the meeting by dialing [●] (or [●] if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number [●]#. Please note that you will not count towards the quorum or be able to vote or ask questions at the Shareholder Meeting if you choose to participate telephonically.

Shareholders who hold their investments through a broker, bank or other nominee will need to contact VStock to receive a control number to attend the Shareholder Meeting. If you plan to vote at the Shareholder Meeting, you will need to have a legal proxy from your bank or broker or, if you would like to join and not vote, VStock will issue you a guest control number with proof of ownership. In either case you must contact VStock for specific instructions on how to receive the control number. VStock can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

Q:	Why is Flag Ship providing Flag Ship Shareholders with the opportunity to vote on the Flag Ship Merger Proposal?

A:	Under the Flag Ship Charter, Flag Ship must provide all holders of Flag Ship Public Shares with the opportunity to have their Flag Ship Public Shares redeemed upon the consummation of Flag Ship’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. Flag Ship is seeking to obtain the approval of its shareholders of the Flag Ship Merger Proposal, which allows Flag Ship Public Shareholders to effectuate Redemptions of their Flag Ship Public Shares in connection with the Closing.

Q:	How will the Flag Ship Initial Insiders vote in connection with the Flag Ship Proposals?

A:

Other than the SPAC Sponsor, of which Mr. Matthew Chen, Flag Ship’s Chairman and Chief Executive Officer is the managing member, none of the Flag Ship Initial Insiders holds directly or indirectly any Flag Ship Shares. In connection with the execution of the Merger Agreement, the SPAC Sponsor, representing 22.15% of the voting rights of Flag Ship immediately prior to the Merger, entered into the Sponsor Voting Agreement dated April 18, 2025 with GFT pursuant to which it agreed to vote all of its Flag Ship Shares in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and refrain from taking actions that would adversely affect its ability to perform its obligations under the Sponsor Voting Agreement. The consummation of the Merger is not subject to the approval of a majority of unaffiliated Flag Ship Public Shareholders.

As of the date of this proxy statement/prospectus, the Sponsor owns approximately [●]% of the issued and outstanding Flag Ship Shares. As a result, in addition to the Flag Ship Shares held by the Sponsor, we would need only 549,759, or approximately 18%, of the 3,062,517 Flag Ship Public Shares currently outstanding to be voted in favor of the Business Combination Proposal and the Adjournment Proposal; and we would only need 1,387,344, or approximately 45.3% of the outstanding Flag Ship Public Shares to be voted in favor of the Merger Proposal in order to have the Merger approved.

Q:	May Flag Ship’s directors, executive officers, advisors or their affiliates purchase shares in connection with the Merger?

A:	Flag Ship’s directors, executive officers, advisors or their affiliates may purchase Flag Ship Shares in privately negotiated transactions or in the open market prior to the closing of the Merger, including from Flag Ship Shareholders who would have otherwise elected to have their Flag Ship Shares redeemed. However, they have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, any such purchases shall be subject to limitations regarding possession of any material non-public information not disclosed to the seller and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase would include a contractual acknowledgement that the selling shareholder, although still the record holder of Flag Ship Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the Flag Ship’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Flag Ship Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their Flag Ship Shares. In addition, Sponsor, Flag Ship management and Flag Ship’s advisors or any of their respective affiliates would waive any redemption rights with respect to any Public Shares that they purchase in any such privately negotiated transactions. Any Flag Ship Public Shares purchased by Sponsor, Flag Ship management or Flag Ship’s advisors or any of their respective affiliates would not be voted in favor of approving the Merger. Any such privately negotiated purchases may be effected at purchase prices that are no higher than the per share pro rata portion of the Trust Account.

Q:	Who is Flag Ship’s Sponsor?

A:

Flag Ship’s Sponsor is Whale Management Corporation, a British Virgin Islands corporation. The Sponsor is affiliated with the officers and directors of Flag Ship. The Sponsor currently owns an aggregate of 1,963,000 Flag Ship Ordinary Shares, or approximately 22.15% of the issued and outstanding Ordinary Shares of Flag Ship, and 238,000 Flag Ship Rights (including the Flag Ship Ordinary Shares and Flag Ship Rights included in the Flag Ship Private Units purchased in connection with the IPO). The Sponsor was formed for the purpose of investing in special purpose acquisition companies and sourcing and completing their initial business combinations. The Sponsor was also the sponsor for Longevity Acquisition Corporation, a special purpose acquisition corporation which completed a business combination with 4D pharma plc, in March 2021.

The Sponsor’s sole voting shareholder is Matthew Chen, who is the Chief Executive Officer of Flag Ship. Although each of Flag Ship’s officers and directors is a shareholder of our sponsor, only Mr. Chen holds voting securities in the Sponsor and is the sole person with the power to vote or dispose of the securities. The Sponsor has no direct material and active role in managing the day-to-day activities of Flag Ship, which is managed by its Chief Executive Officer, Mr. Chen, and Chief Financial Officer, Luhuan Zhong. Certain members of the Sponsor’s management team, including its board of directors have experience in other organizing special purpose acquisition companies.

The following members of the board of directors of Flag Ship also have experience in organizing special purpose acquisition companies, as follows:

Name	Experience
Matthew Chen	Chairman and Chief Executive Officer of Longevity Acquisition Corporation, which completed a business combination with 4D pharma plc, in March 2021, from June 2018 to October 2020 and subsequently as Chief Financial Officer of Longevity Acquisition Corporation from October 2020 to March 2021.

Luhuan Zhong

Consultant to Venus Acquisition Corporation from February 2021 to December 2022, which completed its initial business combination with MicroAlgo, Inc. in December 2022.

Consultant to Longevity Acquisition Corporation from October 2019 to February 2021.

Consultant to Greenland Acquisition Corporation, which completed a business combination with Greenland Technologies Holding Corporation in October 2019, from October 2018 to October 2019.

Shan Cui

Director of Venus Acquisition Corporation from February 2021 to December 2022.

Chief Financial Officer of Global Star Acquisition, Inc., which completed its initial public offering in September 2022 which is in the process of completing a business combination with K Enter Holdings, Inc.

Director of Greenland Acquisition Corporation from April 2019 to October 2019.

Pai Liu	Served as a director of Longevity Acquisition Corporation from December 2019 to March 2021.

Wen He	Director of Alphatime Acquisition Corp., a special purpose acquisition company listed on Nasdaq which completed its initial public offering in January 2023 and which is seeking to complete its initial business combination with HCYC Holding Company.

Since the consummation of Flag Ship’s initial public offering, the Sponsor has provided financial assistance in the form of promissory notes to Flag Ship for working capital purposes. The Sponsor will not receive any compensation in connection with the Merger. However, in connection with the Merger, the Sponsor holds 1,963,000 Flag Ship Ordinary Shares and 238,000 Flag Ship Rights, and the principal amount of up to $1,000,000 under a promissory note issued by Flag Ship. Since the Sponsor only paid $25,000 for the 1,725,000 Founder Shares (approximately $0.01 per share) and $2,380,000 for the Flag Ship Private Units as compared to the $10.00 per share price paid by the public stockholders in the initial public offering of Flag Ship (the “Flag Ship IPO”), the Sponsor will still be able to make a positive rate of return even if the market price of the GFT Class A Ordinary Shares is very low after the closing of the Merger while a public stockholder who purchased in the Flag Ship’s IPO and later chose not to exercise the redemption rights would only make a positive rate of return if the trading price of GFT Class A Ordinary Shares exceeds $10.00 per share.

Because only the 23,800 GFT Class A Ordinary Shares to be issued in respect of the Private Rights held by the SPAC Sponsor will be new issuances, only those securities could result in additional material dilution to Flag Ship’s Public Shareholders, and because the Public Shareholders will also be issued GFT Class A Ordinary Shares in respect of their Public Rights, in the same proportion to Sponsor, since Public Shareholders who redeem their GFT Class A Ordinary Shares will still keep and receive GFT Class A Ordinary Shares in respect of the Public Rights from their Public Units, the issuance to Sponsor of GFT Class A Ordinary Shares in respect of its Private Rights could reasonably be seen as not causing any additional substantial dilution to the Public Shareholders.

See below “Interests of Flag Ship’s officers and directors in the Merger.”

Q:	What interests do Flag Ship’s current officers and directors and the SPAC Sponsor have in the Merger?

A:	In considering the unanimous recommendation of the Flag Ship Board to vote in favor of the Merger, Flag Ship Public Shareholders should be aware that, aside from their interests as shareholders, Sponsor and certain members of Flag Ship management have interests in the Merger that are different from, or in addition to, those of other Flag Ship Public Shareholders generally. The existence of financial and personal interests of one or more of Flag Ship’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Flag Ship and Flag Ship Shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. Flag Ship’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, and in recommending to Flag Ship Shareholders that they approve the Merger. Flag Ship Shareholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things:

●	The Sponsor and Flag Ship’s management are not entitled to redemption rights with respect to any Flag Ship Founder Shares and have agreed to waive redemption rights with respect to any Flag Ship Public Shares held by them in connection with the consummation of the Merger. No person was paid any consideration in exchange for these waivers. Additionally, the Sponsor and Flag Ship management are not entitled to liquidation rights with respect to any Founder Shares held by them if Flag Ship fails to consummate its initial business combination by the Deadline Date. If Flag Ship does not complete its initial business combination within such applicable time period, the proceeds of the sale of the Flag Ship Private Units held in the Trust Account will be used to fund the liquidation of the Flag Ship Public Shares, and the Flag Ship Rights will expire without the receipt of any value by the holders of such Rights. Accordingly, the Founder Shares would be worthless if the Merger or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares. Since Sponsor and Flag Ship management directly or indirectly own Flag Ship Ordinary Shares and Flag Ship Private Rights and have a pecuniary interest in such shares through their ownership interest in the Sponsor, Flag Ship management may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the initial business combination and Flag Ship’s Sponsor and management have a financial incentive to see the Merger consummated rather than losing whatever value is attributable to the Flag Ship Founder Shares.

●	The fact that the Sponsors and Flag Ship’s officers and directors have certain economic interests in the Merger including:

●	that the Sponsor paid an aggregate of $25,000 for 1,725,000 Founder Shares currently owned by the Sponsor (approximately $0.01 per share), in which certain of Flag Ship’s directors and executive officers hold an indirect interest. The Sponsor also paid an aggregate of $2,380,000 for 238,000 Flag Ship Private Units. The Founder Shares and Private Units may have a significantly higher value at the time of the Merger, and if unrestricted and freely tradable, the Founder Shares would be valued at approximately $[●] based upon the closing price of $[●] per Flag Ship Ordinary Share on Nasdaq on the Record Date and the Private Units would be valued at approximately $[●], based upon the closing price of $[●] per Public Unit on Nasdaq on the Record Date;

●	that Sponsor currently holds an aggregate of 238,000 Flag Ship Rights, which will expire worthless if an initial business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $[●], based on the closing price of the Flag Ship Rights of $[●] per right on [●], 2025, the Record Date for the Flag Ship Shareholders’ Meeting;

●	that given the differential in the purchase price that Sponsor paid for the Flag Ship Founder Shares as compared to the price of the Flag Ship Units sold in the Flag Ship IPO, Sponsor and its affiliates may earn a positive rate of return on their investment even if the GFT Class A Ordinary Shares trade below the price initially paid for the Flag Ship Units in the Flag Ship IPO and the Flag Ship Public Shareholders experience a negative rate of return following the completion of the Merger. For example, based upon the closing price of $[●] per Flag Ship Ordinary Share on Nasdaq on [●], 2025, the Sponsor would earn a positive rate of return on the Founder Shares of $[●];

●	that Flag Ship has borrowed certain amounts from the Sponsor pursuant to a promissory note which provides for up to $1,000,000 in working capital loans (as of June 30, 2025, the principal amount due and owing was $930,351);

●	based on the value of the Flag Ship securities invested in and the amount of the loans and unreimbursed expenses as set forth below, the aggregate amount that the Sponsor and Flag Ship’s officers and directors have at risk is $3,082,851 as of December 31, 2024; and

●	the Sponsor and Flag Ship’s officers and directors will lose their entire investment in Flag Ship if the Merger is not consummated within the required time period.

●	The fact that certain members of Flag Ship management collectively own, directly or indirectly, a material interest in Sponsor.

●	Sponsor and Flag Ship management may have a conflict of interest with respect to evaluating a business combination and financing arrangements as Flag Ship may obtain loans from Sponsor or an affiliate of Sponsor or any of Flag Ship management to finance transaction costs in connection with the initial business combination. However, neither the Sponsor nor Flag Ship management, including its directors or officers, have any contractual or fiduciary duties to GFT or its subsidiaries, or their respective directors or officers. None of the directors or officers of GFT or its subsidiaries has any prior relationship or arrangement with the Sponsor or Flag Ship management, there is no conflict of interest regarding GFT’s directors or officers to recommend, to enter into or to consummate the proposed merger transaction with Flag Ship.

●	The fact that if the SPAC Sponsor was to loan any amount(s) to Flag Ship and/or incur any fees or out-of-pocket expenses on Flag Ship’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and Flag Ship failed to complete an initial business combination before its deadline pursuant to the Flag Ship Charter, as may be amended to extend such date, such amounts would be forfeited. As of June 30, 2025, there is a principal amount of $930,351 outstanding under the note payable to the Sponsor and $[●] in fees due or out-of-pocket expenses to be repaid by Flag Ship to the Sponsor. Further, however, Flag Ship may incur additional loans to the Sponsor and/or Flag Ship’s officer and directors or become obligated to repay additional fees or out-of-pocket expenses to such persons after the date of this proxy statement/prospectus, and such amounts would not be repaid unless Flag Ship consummates its initial business combination within the required time period.

●	The Flag Ship Charter provides that Flag Ship renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any member of Flag Ship management on the one hand, and Flag Ship, on the other hand, or the participation of which would breach any existing legal obligation, under applicable law or otherwise, of a member of Flag Ship management to any other entity. Flag Ship is not aware of any such corporate opportunities not being offered to Flag Ship and does not believe that waiver of the corporate opportunities doctrine has materially affected Flag Ship’s search for an acquisition target or will materially affect Flag Ship’s ability to complete an initial business combination.

●	If the Trust Account is liquidated, including in the event Flag Ship is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify Flag Ship to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Flag Ship Public Share, or such lesser amount per Flag Ship Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to Flag Ship or (b) a prospective target business with which Flag Ship has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account.

●	The fact that Sponsor will benefit from the completion of a Merger and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Flag Ship Shareholders rather than liquidate.

●	The fact that Flag Ship has a right to propose a director nominee for the post-closing GFT board of directors.

●	That Flag Ship entered into an agreement, commencing on the date its securities were first listed on Nasdaq and up to the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor or an affiliate a monthly fee of US$10,000 for office space, secretarial and administrative support; as of June 30, 2025, a total of $100,000 of service fees have been accrued by Flag Ship for services rendered by the Sponsor pursuant to the administrative services agreement.

●	The fact that GFT will indemnify Sponsor and its affiliates and their respective present and former directors and officers for a period of six years from the Closing, in connection with any claim, action, suit, proceeding or investigation and Sponsor’s ownership of Flag Ship securities or its control or ability to influence Flag Ship and the Merger agreement provides that GFT will purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain Flag Ship directors and officers after the Merger.

●	The fact that if the Merger or another business combination is not consummated within the required time period, Flag Ship will take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten business days thereafter to redeem 100% of the outstanding Public Shares or distribute the Trust Account to the holders of the Public Shares, on a pro rata basis, in cash at a per-share amount equal to the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the business combination, including interest earned but net of taxes payable, divided by the number of then outstanding Public Shares; and (iii) as promptly as reasonably possible thereafter, subject to the approval of its remaining shareholders and the Flag Ship Board, liquidate and dissolve Flag Ship, subject to Flag Ship’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law.

●	The terms and provisions of the Ancillary Agreements as set forth in detail under the subsection entitled “The Merger — Related Agreements.”

The table set forth below summarizes the existing interests in Flag Ship securities and the anticipated interests of Sponsor and Flag Ship management as of Closing along with the value of such interests based on, in the case of Sponsor’s and Flag Ship management’s interests, the closing price of the Flag Ship Public Shares and Flag Ship Rights as of [●], 2025, which would be lost if an initial business combination is not completed by the Deadline Date.

Name of Holder	Type of Holder	Total Purchase Price/Capital Contributions	Number of Founder Shares	Number of Private Placement Shares	Number of Private Placement Rights	Number of GFT Class A Ordinary Shares
Whale Management Corporation(1)	Sponsor	$2,405,000	1,725,000	238,000	238,000	1,986,800
Matthew Chen(2)	CEO & Chairman	$2,405,000	1,725,000	238,000	238,000	1,986,800
Luhuan Zhong	CFO	$0	0	0	0	0
Shan Cui	Director	$0	0	0	0	0
Pai Liu	Director	$0	0	0	0	0
Wen He	Director	$0	0	0	0	0

(1)	The Sponsor paid an aggregate of $25,000 for 1,725,000 Founder Shares prior the Flag Ship’s IPO. On June 20, 2024, the Sponsor purchased the Private Placement Units contemporaneously with the closing of the IPO. Each of our officers and directors is a shareholder of the Sponsor; however, only our Chairman holds voting securities in the Sponsor and is the sole director of the Sponsor with the power to vote or dispose of the securities held by the Sponsor.
(2)	Matthew Chen serves as manager for the Sponsor and may be deemed to beneficially own shares held by it by virtue of his control over the Sponsor.

The personal and financial interests of the Sponsor as well as Flag Ship’s executive officers and directors may have influenced their motivation in identifying and selecting GFT as a business combination target, completing the Merger with Flag Ship and influencing the operation of the business following the Merger. The existence of such financial and personal interests may result results in conflicts of interest on the part of the Sponsor and such executive officers and directors between what he, she, or they may believe is in the best interests of Flag Ship and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. These interests were considered by the Flag Ship Board when they approved the Merger. In considering the recommendations of the Flag Ship Board to vote for the proposals, its shareholders should consider these interests. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of Certain Persons in the Merger.”

Q:	Are Flag Ship’s Sponsor and affiliated persons subject to restrictions on the transferability of the Flag Ship Ordinary Shares that they hold?

A:	In connection with the consummation of the Flag Ship IPO, Flag Ship entered into a letter agreement dated June 17, 2024, with the Sponsor and Flag Ship’s officers and directors pursuant to which each of them has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private placement units, as summarized in the table below.

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	The founder shares will be released from the lockup (A) with respect to 50% of the founder shares, the earlier of (i) six months after the completion of our initial business combination or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (B) with respect to the remaining 50% of the founder shares, six months after the completion of our initial business combination; or in either case, earlier if after the completion of our initial business combination we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.	Whale Management Corporation Matthew Chen Luhuan Zhong Shan Cui Pai Liu Wen He	Transfers of the founder shares, private placement units and ordinary shares issued or issuable upon conversion of the private placement units and that are held by the sponsor, officers and directors are permitted (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of the sponsor, or any affiliates of the sponsor; (b) in the case of an individual, transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, transfers by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, transfers pursuant to a qualified domestic relations order; (e) transfers by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) transfers in the event of a liquidation prior to the completion of an initial business combination; (g) transfers by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (h) in the event the Company’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to the completion of its initial business combination; and (i) transfers in connection with the Company’s initial business combination with its consent to any third party; provided, however, that in the case of clauses (a) through (e), (h) and (i), these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein.

Private Placement Units	30 days after the completion of our initial business combination		Same as above

Q:	What will happen in the Merger?

A:	At the Closing, Flag Ship will be merged with and into Merger Sub, following which Flag Ship shall cease existence and Merger Sub shall continue as the surviving company as a direct wholly-owned subsidiary of GFT. The Merger shall have the effects specified in the Cayman Companies Act. As the consideration for the Merger, all the issued and outstanding Flag Ship Shares immediately prior to the Effective Time will be automatically converted into the right to receive the Merger Consideration and the rights to receive Flag Ship Shares immediately prior to the Effective Time will be automatically converted into rights to receive GFT Class A Ordinary Shares.

Pursuant to the Merger Agreement, the Merger Consideration consists of (i) the Per Share Merger Consideration, which is the right to receive one GFT Class A Ordinary Shares for each Flag Ship Share issued and outstanding immediately prior to the Effective Time; and (ii) the Rights Merger Consideration, which is the right to receive 1/10th of a GFT Class A Ordinary Share.

Q:	What happens if I sell my Flag Ship Shares before the Shareholder Meeting?

A:	The Record Date for the Shareholder Meeting is earlier than the date of the Shareholder Meeting, as well as the date that the Merger is expected to be consummated. If you transfer your Flag Ship Ordinary Shares after the Record Date, but before the Shareholder Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Shareholder Meeting, but will transfer ownership of the shares and will not hold an interest in GFT after the Merger is consummated. Also, you will not be able to seek redemption of your Flag Ship Shares because you will no longer be able to deliver them for cancellation upon consummation of the Merger in accordance with the provisions described in this proxy statement/prospectus. If you transfer your Flag Ship Shares prior to the Record Date, you will have no right to vote those shares at the Flag Ship Shareholders’ Meeting or seek redemption of such Flag Ship Shares.

Q:	What vote is required by Flag Ship Shareholders to approve and adopt the Business Combination Proposal, the Flag Ship Merger Proposal, the Flag Ship NTA Amendment Proposal, and Flag Ship Adjournment Proposal?

A:	Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Shareholder Meeting at which a quorum is present. Approval of the Flag Ship Merger Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Shareholder Meeting at which a quorum is present. Approval of the Flag Ship NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the Flag Ship Extraordinary General Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. The Flag Ship Adjournment Proposal, if presented as necessary or appropriate, requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Shareholder Meeting at which a quorum is present. The Sponsor and the Insiders have agreed, subject to applicable securities laws, to vote any ordinary shares owned by them in favor of the Business Combination Proposal, the Merger Proposal and the NTA Amendment Proposal. This is unlike some other similarly structured transactions where the insiders vote in accordance with the public holders and therefore a majority of unaffiliated shareholders would be required to approve a proposed transaction. Because the Sponsor and Insiders will vote in favor of the Business Combination Proposal, the Merger Proposal and the NTA Amendment Proposal, the transaction is not structured such that the vote of a majority of unaffiliated shareholders is required to approve the Merger Proposal.

Q:	How does the Flag Ship Board recommend that I vote my Flag Ship Shares?

A:	The Flag Ship Board recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Flag Ship Merger Proposal, “FOR” the Flag Ship NTA Amendment Proposal and, if presented, “FOR” the Flag Ship Adjournment Proposal.

Q:	What constitutes a quorum?

A:	A quorum of our shareholders is necessary to hold a valid meeting. The presence, in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, of shareholders holding a majority of the Flag Ship Ordinary Shares entitled to vote at the Shareholder Meeting constitutes a quorum at the Shareholder Meeting. Abstentions will be considered present for the purposes of establishing a quorum. The Sponsor, who beneficially own approximately 22% of the issued and outstanding Flag Ship Ordinary Shares as of the Record Date, will count towards this quorum. In the absence of a quorum, the Shareholder Meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Flag Ship’s directors.

Q:	How many votes do I have?

A:	Public Shareholders have one vote per each Flag Ship Ordinary Share held by them on the Record Date for each of the proposals to be voted upon.

Q:	Do I have Redemption Rights?

A:	If you are a holder of Flag Ship Public Shares, pursuant to the Flag Ship Charter, you have the right to demand that Flag Ship redeem all or a portion of such shares for a pro rata portion of the cash held in Flag Ship’s Trust Account on the date that is two Business Days prior to Closing, including interest earned less taxes payable as permitted under the trust agreement, if the Merger is consummated. Flag Ship sometimes refers to these rights to demand Redemption of the Flag Ship Public Shares as “Redemption Rights.”

As a Flag Ship Public Shareholder, you will be entitled to exercise your redemption rights if you:

●	hold Flag Ship Public Shares or, if you hold Flag Ship Public Shares through Flag Ship Units, you elect to separate your Flag Ship Units into the underlying Flag Ship Public Shares and Flag Ship Rights prior to exercising your redemption rights;

●	submit a written request to VStock Transfer, the Transfer Agent, in which you (i) request the exercise of your redemption rights with respect to all or a portion of your Flag Ship Public Shares for cash and (ii) identify yourself as the beneficial holder of the Flag Ship Public Shares and provide your legal name, phone number and address; and

●	deliver your Flag Ship Public Shares to the Transfer Agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Flag Ship Public Shares in the manner described above prior to 4:30 p.m., Eastern Time, on [●], 2025 (two business days before the Flag Ship Shareholders’ Meeting) in order for their shares to be redeemed.

Holders of Flag Ship Units must elect to separate the Flag Ship Units into the underlying Flag Ship Public Shares and Flag Ship Rights prior to exercising their redemption rights with respect to the Flag Ship Public Shares. If Flag Ship Public Shareholders hold their Flag Ship Units in an account at a brokerage firm or bank, such Flag Ship Public Shareholders must notify their broker or bank that they elect to separate the Flag Ship Units into the underlying Flag Ship Public Shares and Flag Ship Rights, or if a holder holds Flag Ship Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to Flag Ship in order to validly exercise its redemption rights. Flag Ship Public Shareholders may elect to exercise their redemption rights with respect to their Flag Ship Public Shares even if they vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal and “FOR” the NTA Amendment Proposal. If the Merger is not consummated, the Flag Ship Public Shares will be returned to the respective holder, broker or bank. If the Merger is consummated, and if a Flag Ship Public Shareholder properly exercises its redemption rights with respect to all or a portion of the Flag Ship Public Shares that it holds and timely delivers its shares to the Transfer Agent, such Flag Ship Public Shares will be redeemed for a per share price, payable in cash, equal to the pro rata portion of the Trust Account, including interest earned on the fund held in the Trust Account and not previously released to Flag Ship to pay its taxes, calculated as of two business days prior to the consummation of the business combination. For illustrative purposes, as of [●], 2025, this would have amounted to approximately $[●] per issued and outstanding Flag Ship Public Share. If a Flag Ship Public Shareholder exercises its redemption rights in full, then it will not own Flag Ship Public Shares or receive GFT Class A Ordinary Shares following the redemption. Please see the subsection entitled “Flag Ship Shareholders’ Meeting — Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your Flag Ship Public Shares.

Notwithstanding the foregoing, a holder of Flag Ship Public Shares, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d) (3) of the Securities Exchange Act) will be restricted from seeking Redemption with respect to more than 15% of the Flag Ship Public Shares. Accordingly, all Flag Ship Public Shares in excess of 15% held by a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Currently, under the Flag Ship Charter, the Merger may be consummated only if Flag Ship has at least $5,000,001 of net tangible assets after giving effect to all Flag Ship Public Shareholders that properly demand Redemption of their shares for cash. However, if Flag Ship Shareholders also approve Proposal 3 (the NTA Amendment Proposal), Flag Ship may consummate the Merger even if the aggregate cash consideration it would be required to pay for all Flag Ship Ordinary Shares that are validly submitted for redemption exceed the foregoing limitation.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether you vote your Flag Ship Shares for or against or abstain from voting on the Business Combination Proposal, the Merger Proposal, the Flag Ship NTA Amendment Proposal, or any other proposal described in this proxy statement/prospectus. As a result, the Merger can be approved by Flag Ship Public Shareholders who will redeem their shares and no longer remain shareholders.

Q:	How do I exercise my Redemption Rights?

A:	In order to exercise your redemption rights, you must (a) if you hold Flag Ship Units, elect to separate your Flag Ship Units into the underlying Flag Ship Public Shares and Flag Ship Rights prior to exercising your redemption rights with respect to the Flag Ship Public Shares; and (b) prior to 4:30 p.m., Eastern Time, on [●], 2025 (two business days before the Flag Ship Shareholders’ Meeting), tender your shares physically or electronically and submit a request in writing that your Flag Ship Public Shares be redeemed for cash to VStock Transfer LLC, the Transfer Agent, at the following address:

VStock Transfer LLC

18 Lafayette Place

Woodmere, NY 11598

Phone: 212.828.8436

Email: info@vstocktransfer.com

A Flag Ship Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her or its shares or, if part of such a group, the group’s shares, in excess of the 15% threshold. Accordingly, all Flag Ship Public Shares in excess of the 15% threshold beneficially owned by a Flag Ship Public Shareholder or group will not be redeemed for cash. Flag Ship Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically. If you do not submit a written request and deliver your Flag Ship Public Shares as described above, your shares will not be redeemed.

Flag Ship Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the vote on the Merger Proposal at the Flag Ship Shareholders’ Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the Flag Ship Shareholders’ Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Merger is consummated.

Flag Ship Unitholders must elect to separate their Flag Ship Units into the underlying Flag Ship Public Shares and Flag Ship Rights prior to exercising redemption rights with respect to the Flag Ship Public Shares. If you hold Flag Ship Units registered in your own name, you must deliver the certificate for such Flag Ship Units to the Transfer Agent, with written instructions to separate such Flag Ship Units into Flag Ship Public Shares and Flag Ship Rights. This must be completed far enough in advance to permit the mailing of the Flag Ship Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Flag Ship Units.

If a broker, dealer, commercial bank, trust company or other nominee holds your Flag Ship Units, you must instruct such nominee to separate your Flag Ship Units. Your nominee must send written instructions by facsimile to the Transfer Agent. Such written instructions must include the number of Flag Ship Units to be split and the nominee holding such Flag Ship Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of a corresponding number of Flag Ship Public Shares and Flag Ship Rights. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Flag Ship Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Flag Ship Units to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Flag Ship’s consent, until the Closing. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the email address or address listed under the question “Who can help answer my questions?” below.

Flag Ship Public Shareholders may elect to exercise their redemption rights with respect to their Flag Ship Public Shares even if they vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, and “FOR” the NTA Amendment Proposal. If the Merger is not consummated, the Flag Ship Public Shares will be returned to the respective holder, broker or bank. If the Merger is consummated, and if a Flag Ship Public Shareholder properly exercises its redemption rights with respect to all or a portion of the Flag Ship Public Shares it holds and timely delivers its shares to the Transfer Agent, such Flag Ship Public Shares will be redeemed for a per share price, payable in cash, equal to the pro rata portion of the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Flag Ship to pay its taxes, calculated as of two business days prior to the consummation of the business combination. Please see the subsection entitled “Extraordinary General Meeting of Shareholders — Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your Flag Ship Public Shares.

If a Flag Ship Public Shareholder exercises its redemption rights in full, then it will not own Flag Ship Public Shares or GFT Class A Ordinary Shares following the redemption. You will no longer own those shares and you will have no right to participate in, or have any interest in, the future growth of GFT, if any. You will be entitled to receive cash for your Flag Ship Public Shares only if you properly and timely demand redemption.

Each redemption of Flag Ship Public Shares by Flag Ship Public Shareholders will reduce the amount in the Trust Account. However, in no event will Flag Ship proceed with the Merger if redemptions of the Flag Ship Public Shares shall result in its net tangible assets being less than $5,000,001 upon consummation of the Merger, unless Flag Ship Shareholders also approve Proposal 3 (the NTA Amendment Proposal). In the event the aggregate cash consideration we would be required to pay for all Flag Ship Ordinary Shares that are validly submitted for redemption exceed the requirement to have less than $5,000,001 of net tangible assets upon the consummation of the Merger, unless Flag Ship Shareholders also approve the NTA Amendment Proposal, we will not complete the Merger or redeem any shares, and all Flag Ship Ordinary Shares submitted for redemption will be returned to the holders thereof or if we are otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules).

Pursuant to the Flag Ship Charter, if Flag Ship does not consummate an initial business combination, such as the Merger, by the Deadline Date, Flag Ship will be required to liquidate and dissolve the Trust Account by returning the then remaining funds in such account to the Flag Ship Public Shareholders and all Flag Ship Rights will expire worthless.

Q:	Are Flag Ship Shareholders entitled to Appraisal Rights?

A:	With respect to the Merger, the Cayman Companies Act under Section 238 provides for a right of Flag Ship’s dissenting shareholders to be paid the fair value of their shares in connection with the Merger Proposal, subject to certain limitations under Section 239. In connection with the Merger Proposal, record holders of Flag Ship Ordinary Shares who comply with the applicable requirements and procedures of Section 238 of the Cayman Companies Act are entitled, under certain circumstances, to exercise their statutory rights of appraisal to seek payment of the fair value of their Flag Ship Ordinary Shares upon dissenting from the Merger. If you are contemplating the possibility of objecting to the Merger, you should seek advice from a suitably qualified Cayman lawyer. If you do not follow the procedural requirements of the Cayman Companies Act, you will lose your Appraisal Rights. A detailed description of the appraisal rights and procedures available to Flag Ship Shareholders is included in “The Merger — Appraisal Rights” beginning on page 204. The full text of Section 238 of the Cayman Companies Act is attached as Appendix B to this proxy statement/prospectus.

Q:	How are the funds in the Trust Account currently being held?

A:	The Trust Account is located in the United States with Wilmington Trust, N.A., acting as trustee. Since the IPO, the funds in the Trust Account have been invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by Flag Ship.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Merger?

A:	After consummation of the Merger, the funds in the Trust Account will be used to pay holders of the Flag Ship Public Shares who exercise their Redemption Rights, to pay transaction expenses incurred in connection with the Merger (including $1,725,000 in deferred underwriting commissions payable to Lucid Capital Markets, the underwriter of Flag Ship’s IPO (the “IPO Underwriter”) pursuant to the underwriting agreement between Flag Ship and the IPO Underwriter), with the balance being used for working capital and general corporate purposes of GFT and its subsidiaries. As of the date hereof, there were cash and marketable securities held in the Trust Account of approximately $[●] million. These funds will not be released until the earlier of the completion of Flag Ship’s initial business combination or the Redemption of Flag Ship Public Shares if Flag Ship is unable to complete an initial business combination by June 20, 2026 assuming that the Sponsor will extend the period of time to consummate a business combination and pay the related expense for such extension. The redemption price per share may increase between the date of this proxy statement/prospectus and the date that is two business days prior to the consummation of the business combination due to any interest that accrues on the amount on deposit in the Trust Account prior to such date, although we expect the redemption price two business days prior to the consummation of the business combination will be approximately the same as the amount set forth above. These funds will not be released until the earlier of the completion of a business combination or Flag Ship’s liquidation.

Q:	What is the expected per share value of the cash from the Trust Account to be received by GFT in the Merger?

A:	As described in the sections entitled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Merger,” and “— What happens if a substantial number of Public Shareholders exercise their redemption rights?”, the net cash to the balance sheet of GFT and the total number of GFT Class A Ordinary Shares outstanding on the Closing will depend upon the extent to which Flag Ship Public Shareholders exercise their redemption rights.

Set forth below is a calculation, on a per Flag Ship Ordinary Share basis, of the estimated net cash to be received by GFT from the Trust Account in a no redemption scenario, 25% redemption scenario, 50% redemption scenario, 75% redemption scenario, and the maximum redemption scenario. Such calculations are based upon (i) cash held in the Trust Account as of June 30, 2025 of approximately $72,281,139, and (ii) estimated transaction expenses of $2,192,594. Subsequently, in connection with the approval of the reduction of the extension fee at the Extraordinary General Meeting held by Flag Ship on August 26, 2025, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash. The total number of shares outstanding in the table below gives effect to the issuance of GFT Class A Ordinary Shares in consideration of the cancellation of the Flag Ship Ordinary Shares, and the conversion of the Flag Ship Rights into GFT Class A Ordinary Shares upon consummation of the Merger.

	Assuming No Redemption(1)	Assuming 25% Redemption(2)	Assuming 50% Redemption(3)	Assuming 75% Redemption(4)	Assuming Maximum Redemption(5)
Flag Ship Ordinary Shares Not Redeemed	3,062,517	2,296,888	1,531,259	765,629		-
Gross Cash Proceeds of Trust Account as of June 30, 2025	$31,834,109	$23,875,582	$15,917,054	$7,958,528		$-
Estimated Transaction Expenses	$2,192,594	$2,192,594	$2,192,594	$2,192,594		$2,192,594
Total Shares Outstanding(6)	50,939,317	50,173,688	49,408,059	48,642,429		47,876,800
Net Cash per GFT Class A Ordinary Shares Outstanding	$0.58	$0.43	$0.28	$0.12	$	N/A	*

*	Amount is less than zero.
(1)	This scenario assumes that no additional Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that an additional 765,629 Public Shares are redeemed by Public Shareholders.
(3)	This scenario assumes that an additional 1,531,259 Public Shares are redeemed by Public Shareholders.
(4)	This scenario assumes that an additional 2,296,888 Public Shares are redeemed by Public Shareholders.
(5)	This scenario assumes that an additional 3,062,517 Public Shares are redeemed by Public Shareholders.
(6)	Includes (i) an aggregate of 713,800 GFT Class A Ordinary Shares to be issued upon conversion of the outstanding Flag Ship Rights upon consummation of the Merger and (ii) an aggregate of 5,200,000 GFT Class A Ordinary Shares to be issued to the Financial Advisors.

Q:	What happens if the Merger is not consummated or is terminated?

A:	There are certain circumstances under which the Merger Agreement may be terminated. See the subsection entitled “Merger Agreement — Termination” for additional information regarding the parties’ specific termination rights. In accordance with the Flag Ship Charter, if an initial business combination is not consummated by the Deadline Date, Flag Ship will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Flag Ship Public Shares, or distribute the Trust Account to the holders of the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the business combination including interest earned on the Trust Account but net of taxes payable, divided by the number of then-outstanding Flag Ship Public Shares, which redemption will completely extinguish Flag Ship Public Shareholders’ rights as Flag Ship Public Shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the subject to the approval of its remaining shareholders and the Flag Ship Board, liquidate and dissolve Flag Ship, subject to Flag Ship’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law.

Flag Ship expects that the amount of any distribution Flag Ship Public Shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their Public Shares in connection with the Merger, subject in each case to Flag Ship’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Sponsor it not entitled to liquidation distributions with respect to those shares. In the event of liquidation, the Flag Ship Rights will expire worthless.

Q:	What happens if a substantial number of Flag Ship Public Shareholders vote in favor of the Business Combination Proposal, the Flag Ship Merger Proposal, the Flag Ship NTA Amendment Proposal and exercise their Redemption Rights?

A:	Flag Ship Public Shareholders may vote in favor of the Merger and still exercise their Redemption Rights; provided, however, that in the event that any closing condition provided in the Merger Agreement is not satisfied or otherwise waived, then the Merger will not be consummated. Subject to the foregoing, the Merger may be consummated with the consent of GFT even though the funds available from the Trust Account and the number of Flag Ship Public Shareholders are reduced substantially.

Q:	What equity stake will current Flag Ship shareholders hold in GFT immediately after the completion of the Merger, and what effect will potential sources of dilution have on such equity stake after the Closing?

A:	The Flag Ship Ordinary Shares to be issued in the Merger will dilute the equity interests of GFT’s existing shareholders and may adversely affect prevailing market prices for GFT Class A Ordinary Shares. The Flag Ship Public Shareholders who do not redeem their Flag Ship Public Shares may experience dilution from several additional sources to varying degrees in connection with and after the Merger. Further, depending on the amount of Flag Ship Public Shareholders that elect to redeem their Flag Ship Public Shares, those Flag Ship Public Shareholders that do not redeem their Flag Ship Public Shares will experience varying degrees of dilution. Additionally, GFT following the Closing may determine, subject to the receipt of any shareholder or stock exchange approvals that may be required, to issue more of GFT Class A Ordinary Shares or other equity securities of equal or senior rank in connection with privately negotiated transactions following the consummation of the Merger. The issuance of GFT Class A Ordinary Shares (or other equity securities of equal or senior rank) could have the following effects for holders of Flag Ship Public Shares who elect not to redeem their shares:

●	your proportionate ownership interest in GFT following the Closing will decrease;

●	the relative voting strength of the previously outstanding GFT Class A Ordinary Shares following the Merger will be diminished; or

●	the market price of the GFT Class A Ordinary Shares may decline.

Prior to the date that Flag Ship entered into the Merger Agreement, the Flag Ship Public Shareholders who held shares issued in the IPO owned approximately 77.85% of issued and outstanding Flag Ship Ordinary Shares. As of June 30, 2025, there were 6,900,000 Public Shares issued and outstanding. Subsequently, in connection with the approval of the reduction of the extension fee at the Extraordinary General Meeting held by Flag Ship on August 26, 2025, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash. After giving effect to the Merger and to the issuance of (1) 1,986,800 GFT Class A Ordinary Shares in exchange for the Flag Ship Ordinary Shares held by Sponsor, including GFT Class A Ordinary Shares issuable upon conversion of the Flag Ship Rights held by Sponsor, (2) GFT Class A Ordinary Shares at each level of redemptions in the table shown below in exchange for Flag Ship Ordinary Shares held by Flag Ship Public Shareholders, including in each case 690,000 GFT Class A Ordinary Shares to be issued upon conversion of the Flag Ship Rights held by the Flag Ship Public Shareholders, and (3) 5,200,000 GFT Class A Ordinary Shares to the Financial Advisors, it is anticipated that, upon completion of the Merger:

(i)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming no further redemptions;

(ii)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming 25% redemptions (as defined below);

(iii)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming 50% redemptions (as defined below);

(iv)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming 75% redemptions (as defined below); and

(v)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming maximum redemptions (as defined below).

The tables below show the anticipated ownership of GFT upon completion of the Merger, along with other potential sources of dilution. The tables show the potential impact of redemptions on the share ownership by non-redeeming shareholders in (i) a no redemption scenario, (ii) 25% redemption scenario, (iii) 50% redemption scenario, (iv) 75% redemption scenario, and (v) maximum redemption scenario. The levels of ownership presented in the tables below assume that 5,200,000 GFT Class A Ordinary Shares are issued to the Financial Advisors. The information in the tables below has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below table. In addition, certain percentages presented in the tables below reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Flag Ship Public Shares(6)	3,752,517	7.37%	2,986,888	5.95%	2,221,259	4.50%	1,455,629	2.98%	690,000	1.45%
Sponsor/Insiders Existing Shares(7)	1,986,800	3.90%	1,986,800	3.96%	1,986,800	4.02%	1,986,800	4.08%	1,986,800	4.15%
Existing GFT Shareholders	40,000,000	78.52%	40,000,000	79.72%	40,000,000	80.96%	40,000,000	82.23%	40,000,000	83.55%
Financial Advisors	5,200,000	10.21%	5,200,000	10.36%	5,200,000	10.52%	5,200,000	10.69%	5,200,000	10.86%
Total Shares Outstanding	50,939,317	100.00%	50,173,688	100.00%	49,408,059	100.00%	48,642,429	100.00%	47,876,800	100.00%

(1)	This scenario assumes that no further Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that 765,629 Public Shares are redeemed by Public Shareholders.
(3)	This scenario assumes that 1,531,259 Public Shares are redeemed by Public Shareholders.
(4)	This scenario assumes that 2,296,888 Public Shares are redeemed by Public Shareholders.
(5)	This scenario assumes that 3,062,517 Public Shares are redeemed by Public Shareholders.
(6)	Includes an aggregate of 690,000 Flag Ship Ordinary Shares to be issued upon conversion of the outstanding Flag Ship Rights upon consummation of the Merger.
(7)	Includes an aggregate of 23,800 GFT Class A Ordinary Shares to be issued upon conversion of the Flag Ship Private Rights upon consummation of the Merger.

Pursuant to the underwriting agreement with Flag Ship’s underwriter in its IPO, Flag Ship will pay a fixed amount of $1,725,000 to the IPO Underwriter as a deferred underwriting commission. This fee is equal to 5.4%, 7.2%, 10.8% and 21.7% of the gross proceeds of the IPO assuming no redemption, 25% redemption, 50% redemption and 75% redemption, respectively. The number of Public Shares that are redeemed in connection with the Merger will not reduce this fee payable to the IPO Underwriter. As a result, such fee will represent a greater percentage of dilution as the number of Flag Ship Public Shares being redeemed increases. The following table shows the per share value of Ordinary Shares held by non-redeeming holders of Flag Ship and the effective underwriting fee on a percentage basis for shares under a range of redemption scenarios:

	No Redemption scenario		25% Redemption scenario		50% Redemption scenario		75% Redemption scenario		Maximum Redemption scenario
Shares		3,062,517		2,296,888		1,531,259		765,629		-
Book value per share	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Cash left in Trust Account (at June 30, 2025)		$31,834,109		$23,875,582		$15,917,054		$7,958,528		$-
Deferred Underwriting Fee Payable to the IPO Underwriter		$1,725,000		$1,725,000		$1,725,000		$1,725,000		$1,725,000
Effective underwriting commission(1)		5.4%		7.2%		10.8%		21.9%		N/A	%

(1)	Calculated as deferred underwriting commission of $1,725,000 divided by cash left in the Trust Account post redemption.

All of the relative per share value information above is for illustrative purposes only and is based upon certain assumptions as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Additionally, the relative per share value information above assumes the Merger was consummated on [●], 2025. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

The Sponsor, Flag Ship and/or their directors, officers, advisors or respective affiliates, may purchase Flag Ship Public Shares from Flag Ship Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Merger. If any purchases are made: (a) all purchases will be at a price no higher than the price offered through the redemption process, (b) any shares so purchased will not be voted in favor of approving the Merger, (c) the purchasers will have waived their redemption rights with respect to all Flag Ship Ordinary Shares owned by them, and (d) in connection with any such purchases prior to the extraordinary general meeting, Flag Ship will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the Merger will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Flag Ship has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Merger. If such purchases are made, the public “float” of Flag Ship Public Shares (prior to the Closing) or the GFT Class A Ordinary Shares (following the Closing) and the number of beneficial holders of Flag Ship Ordinary Shares (prior to the Closing) or the GFT Class A Ordinary Shares (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities.

Q:	What conditions must be satisfied to complete the Merger?

A:	There are a number of closing conditions in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by the Flag Ship Shareholders. Other closing conditions include, among others: (i) the receipt of necessary consents, approvals and authorizations, including but not limited to, regulatory approval by Nasdaq for the listing of the GFT Class A Ordinary Shares and the Securities and Exchange Commission; (ii) receipt of all necessary approvals from the China Securities Regulatory Commission (the “CSRC”) in connection with the transaction; (iii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Merger; (iv) effectiveness of the Registration Statement of F-4 in accordance with the Securities Act of 1933, as amended;

For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement — Conditions to the Closing of the Merger.”

Q:	What happens if the Merger is not consummated?

A:	If Flag Ship has not consummated a business combination by September 20, 2025 (or June 20, 2026 assuming the SPAC Sponsor deposits the required amount of funds for extension), it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Flag Ship Public Shares, at a per-share price, payable in cash, equal to the amount then on deposit in the Trust Account, on the date that is two Business Days prior to the consummation of the business combination, including interest earned but net of taxes payable, divided by the number of then outstanding Flag Ship Public Shares,; and (iii) as promptly as reasonably possible following such Redemption, subject to the approval of Flag Ship’s remaining shareholders and the Flag Ship Board, liquidate and dissolve Flag Ship, subject to Flag Ship’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law.

Other than the SPAC Sponsor, of which Mr. Matthew Chen, Flag Ship’s Chairman and Chief Executive Officer is the managing member, none of the Flag Ship Initial Insiders own any Flag Ship Shares. The SPAC Sponsor has waived its rights to participate in any liquidation distribution with respect to their founder shares or the ordinary shares included in the private placement units. There will be no distribution from the Trust Account with respect to Flag Ship’s rights, which will expire worthless in the event Flag Ship winds up.

As of the Flag Ship Record Date, the SPAC Sponsor owns 22.15% of the outstanding Flag Ship Shares and agreed to vote all of their shares in favor of the Merger.

Q:	Can the value of the transaction change between now and the time the Merger is consummated?

A:	No. The exchange ratio is a fixed exchange ratio, meaning that Flag Ship Shareholders will receive one (1) GFT Class A Ordinary Share for each Flag Ship Share owned immediately prior to the Effective Time of the Merger (other than shares held by Flag Ship, GFT or any of their respective wholly-owned subsidiaries, or shares for which appraisal rights are properly exercised)

Q:	After the Merger, how much equity interest of GFT will Flag Ship Shareholders own?

A:

Upon closing of the Merger and prior to the issuance of (i) 2,400,000 GFT Class A Ordinary Shares to Leading Edge Group Ltd as financial advisor fees, (ii) 2,800,000 GFT Class A Ordinary Shares to GFT’s financial advisor, and (iii) all existing Flag Ship rights are converted into GFT Class A Ordinary Shares, Flag Ship Shareholders are expected to own approximately [●] %, and GFT existing shareholders immediately prior to the Effective Time are expected to own approximately [●]%, of GFT, assuming there are no redemptions of Flag Ship Public Shares.

After giving effect to the issuance of shares as financial advisor fees and assuming that after closing of the Merger all existing Flag Ship rights are converted into GFT Class A Ordinary Shares, and no Flag Ship Public Shares are redeemed, Flag Ship Shareholders are expected to own approximately [●]% of GFT Class A Ordinary Shares issued after the closing of the Merger and GFT existing shareholders immediately prior to the Effective Time are expected to own approximately [●]%, of GFT Class A Ordinary Shares.

Q:	If I am a Flag Ship right holder, can I exercise Redemption Rights with respect to my rights?

A:	No. The holders of Flag Ship rights have no Redemption Rights with respect to Flag Ship’s rights.

Q:	If I am a Flag Ship unit holder, can I exercise Redemption Rights with respect to my units?

A:	No. You can only exercise Redemption Rights with respect to your Flag Ship Public Shares (excluding the Flag Ship Shares issued upon the automatic conversion of the rights included in the units). Holders of outstanding units must separate the underlying public shares and public rights prior to exercising Redemption Rights with respect to the Flag Ship Public Shares.

If you hold units registered in your own name, you must deliver the certificate for such units to Vstock Transfer LLC, Flag Ship’s transfer agent, with written instructions to separate such units into public shares and public rights. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the public shares from the units. See “How do I exercise my Redemption Rights?” above. The address of Vstock Transfer LLC is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company, or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Vstock Transfer LLC, Flag Ship’s transfer agent. Such written instructions must include the number of units to be separated and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s deposit DWAC, a withdrawal of the relevant units and a deposit of an equal number of public shares, and public rights. This must be completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the public shares from the units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Q:	What are the material U.S. federal income tax consequences of the Merger for me?

A:	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”), however, it is unclear under applicable law whether the Merger will qualify as a Reorganization, and the qualification of the Merger as a Reorganization may depend on certain facts not ascertainable until after the date hereof. An opinion of counsel will be provided regarding the qualification of the Merger as a reorganization. If the Merger qualifies as a Reorganization, and subject to the discussion in the section of this proxy statement/prospectus titled “Material Tax Consequences— Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger— Application of the PFIC Rules to the Merger,” a holder who exchanges Flag Ship Shares for GFT Class A Ordinary Shares pursuant to the Merger generally will not recognize gain or loss for U.S. federal income tax purposes. If the Merger does not qualify as a Reorganization, the Merger will be a taxable transaction for U.S. Holders (as defined in the section of this proxy statement/prospectus titled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences”). The foregoing tax description does not apply to a holder of Flag Ship Shares who exercises Redemption Rights.

For additional information, including regarding the treatment of Flag Ship rights, see “Material Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.” The tax consequences of the Merger to you will depend on the facts of your own situation. You should consult your tax advisor in this regard. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you. For a more detailed description of the material U.S. federal income tax consequences of the Merger, please see “Material Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights if I am a U.S. Holder?

A:	The U.S. federal income tax consequences of exercising redemption rights depend on a holder’s particular facts and circumstances. See the section entitled “—Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders of Flag Ship Securities of Exercising Redemption Rights.” You are urged to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Ordinary Shares

Q:	What are the material Cayman Islands tax consequences of the Merger?

A:	Under the Cayman Companies Act:

●	Flag Ship is exempt from all forms of Cayman tax;

●	all dividends, interest, royalties and other amounts payable by Flag Ship, and any gain realized on any shares, debt obligations or other securities of Flag Ship, are exempt from Cayman tax; and

●	no estate, inheritance, succession or gift tax any shares, debt obligations or other securities of Flag Ship, are exempt from Cayman tax.

Consequently, the Merger will not give rise to any material Cayman tax consequences for Flag Ship or the holders of its ordinary shares or rights.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

Q:	Why is Flag Ship proposing the Merger to its shareholders?

A:	Flag Ship was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. GFT’s operating subsidiaries are engaged in the manufacturing and sale of optical film and base film. They also manufacture plastic lamination, coating and other surface treatment products. GFT was incorporated on March 11, 2025 and has its registered office in the Cayman Islands and its China operating subsidiaries have been providing coating materials solutions since 2012. Based on its due diligence investigations of GRT and GFT and the industry in which its China operation subsidiaries operate, including the financial and other information provided by GFT, Flag Ship believes that a business combination with GFT presents a unique business combination opportunity. The Flag Ship Board believes that, in light of the foregoing, the Merger with GFT presents an opportunity to increase shareholder value. However, there is no assurance of this.

Q:	When is the Merger expected to be completed?

A:	GFT and Flag Ship expect to complete the Merger promptly after they receive Flag Ship’s Shareholder approval at the Flag Ship Extraordinary General Meeting and the GFT Shareholder Approval, provided that the closing conditions as provided in the Merger Agreement are either satisfied or otherwise waived. GFT and Flag Ship currently anticipate the Merger will occur in [●].

Q:	By what date must Flag Ship complete a business combination?

A:	Flag Ship is a special purpose acquisition company formed as a Cayman Islands exempted company for the purpose of effecting an initial business combination with one or more businesses. Flag Ship currently must consummate a business combination by the Deadline Date.

Q:	Why is Flag Ship proposing the Adjournment Proposal?

A:	Public Shareholders are also being asked to consider and vote upon the Adjournment Proposal to approve the adjournment of the Shareholder Meeting to a later date or dates if Flag Ship determines that more time is necessary to consummate the Merger for any reason. For more information, see the section entitled “Proposal No. 4: The Adjournment Proposal.”

Q:	If the Merger is completed, when can I expect to receive the Merger Consideration for my Flag Ship Shares?

A:	If you hold shares in registered form, promptly after the Effective Time of the Merger, GFT will cause the exchange agent to mail to you a letter of transmittal and instructions to effect your exchange of Flag Ship Shares for the Merger Consideration. After receiving the proper documentation from you, the exchange agent will cause the GFT Class A Ordinary Shares to which you are entitled under the Merger Agreement to be issued to you in uncertificated book-entry form to the account specified in your completed letter of transmittal (unless you have specifically requested to receive the GFT Class A Ordinary Shares in physical form, in which case the exchange agent will forward to you GFT Class A Ordinary Shares). If you hold shares in “street name” through a bank or broker, your position will be converted in your bank or brokerage account, automatically following the Closing. More information on the documentation you are required to deliver to the exchange agent may be found under the section entitled “The Merger Agreement — Conversion of Shares; Exchange of Certificates.”

Q:	Has GFT’s board of directors approved the Merger?

A:	Yes. The GFT currently has only one director, Mr. Yongnan Zhou. Mr. Zhou has determined that the Merger will promote the success of GFT and therefore approved the Merger Agreement and the transactions contemplated by it.

Q:	What vote is required by GFT’s shareholders?

A:	Once this Form F-4 has become effective, the GFT Board will request that the GFT shareholders consent to and give the GFT Board authority to: (i) approve the merger involving any of its subsidiaries in accordance with of the Articles of Association of GFT; and (ii) issue any additional GFT Class A Ordinary Shares (including Merger Consideration Shares) of GFT that meet the requirement the Articles of Association. The resolution to authorize the allotment of the Per Share Merger Consideration will be an ordinary resolution requiring a simple majority of votes in favor from GFT shareholders present at the meeting in person or by proxy (if by poll) or a set of written resolution signed by all the GFT shareholders.

Q:	Where are GFT Class A Ordinary Shares listed?

A:	GFT has filed an initial listing application to list the GFT Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “GFTL”

Q:	How will trading in Flag Ship Shares be affected by the completion of the Merger?

A:	Flag Ship will be owned entirely by GFT as a result of the Merger. Flag Ship Shares will be delisted from The Nasdaq Global Market upon the consummation of the Merger and will no longer be traded. Upon the consummation of the Merger, your interest in Flag Ship Shares will only represent the right to receive the Merger Consideration issuable to you in the Merger.

Q:	Will I receive dividends from GFT on GFT Class A Ordinary Shares

A:	GFT does not currently plan paying dividends on its ordinary shares following the Merger. However, if GFT declares and pays a dividend on the GFT Class A Ordinary Shares after completion of the Merger, it will pay to you the cash dividends or other distributions. See “Description of GFT Ordinary Shares — Share Dividends and Other Distributions.”

Q:	Who will manage the Combined Company?

A:	GFT currently only has one director, and it will have a Board of Director consisting of 5 directors at closing, out of which one (1) director will be appointed by Flag Ship. The current GFT management team will continue to manage the Combined Company following completion of the Merger. For information on the members of the GFT Board and GFT management team, see “Management and Compensation of GFT — Executive Officers and Directors.”

Q:	If my Flag Ship Shares are held in “street name” by my broker, will my broker vote my Flag Ship Shares for me?

A:	No. If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the directions provided by your broker, bank or other nominee to submit a voting instruction card or otherwise communicate your voting instructions to your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Flag Ship or by voting online at the Shareholder Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee

If you do not give instructions to your broker, your broker can vote your Flag Ship Shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. Flag Ship believes that each of the Flag Ship Proposals are “non-discretionary” items. If you hold your Flag Ship Shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Merger Proposal, the NTA Amendment Proposal or the Adjournment Proposal. You should instruct your broker to vote your Flag Ship Shares. Your broker can tell you how to provide these instructions.

However, if your broker does not vote, your shares will not be counted as present for the purposes of establishing a quorum.

Q:	What do I need to do now?

A:	You are urged to read this proxy statement/prospectus carefully, including the section entitled “Risk Factors” and the appendices and the documents incorporated by reference herein. You may also want to review the documents referenced under “Where You Can Find More Information” beginning on pages 364, and consult with your accounting, legal and tax advisors.

After carefully reading and considering the information contained in this proxy statement/prospectus, if you do not hold your shares in “street name,” please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible and not less than 48 hours before the time for holding the Flag Ship Extraordinary General Meeting so that your shares may be voted at the Flag Ship Extraordinary General Meeting. If you hold your shares in “street name,” follow the instructions in the previous question. The Flag Ship Board recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Flag Ship Merger Proposal, “FOR” the Flag Ship NTA Amendment Proposal, and if presented, “FOR” the Flag Ship Adjournment Proposal. You may also submit your proxy by through the Internet (for t Internet voting instructions, see “The Extraordinary General Meeting of Flag Ship Acquisition Corporation Shareholders — Proxies; Board Solicitation”). Your proxy card will instruct the persons named on the card to vote your shares at the Flag Ship Extraordinary General Meeting as you direct on the proxy card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted as the Flag Ship Board recommends. If you do not vote or if you abstain, it will not have any effect on the vote for the approval of the Business Combination Proposal or the Flag Ship Merger Proposal, assuming a quorum is present at the Flag Ship Extraordinary General Meeting.

Q:	How do I vote?

A:	If you were a holder of record of Flag Ship Ordinary Shares on the Record Date, you may vote with respect to the proposals in person at the meeting, electronically, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Shareholder Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Shareholder Meeting so that your shares will be voted if you are unable to attend the Shareholder Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on [●], 2025 (being not less than 48 hours before the time for holding the Shareholder Meeting).

Voting Electronically or in Person. You may attend and vote at the Shareholder Meeting in person or electronically by visiting https://[●] and entering the control number found on your proxy card or notice included in the proxy materials.

Shareholders who hold their investments through a broker, bank or other nominee should follow the directions provided by their broker, bank or other nominee to vote their Flag Ship Ordinary Shares. For more information, see “— If my shares are held in ‘street name,’ will my broker, bank or nominee automatically vote my shares for me?”

Q:	How many votes do I have at the Flag Ship Shareholders’ Meeting?

A:	For all Proposals, Flag Ship Shareholders are entitled to one vote at the Flag Ship Shareholders’ Meeting for each Flag Ship Share held of record as of [●], 2025, the Record Date for the Flag Ship Shareholders’ Meeting. As of the close of business on the Record Date, there were 8,863,000 outstanding Flag Ship Shares.

Q:	What will happen if I abstain from voting or fail to vote at the Shareholders’ Meeting?

A:	At the Flag Ship Shareholder Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals (assuming a quorum is present).

Q:	What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by Flag Ship without an indication of how the Flag Ship Shareholder intends to vote on a Proposal will be voted “FOR” each Proposal being submitted to a vote of the Flag Ship Shareholders at the Flag Ship Shareholders’ Meeting.

Q:	What if I do not want to vote “FOR” any of the proposals?

A:	If you do not want any of the proposals to be approved, you should vote “AGAINST” such proposal. If you attend the Shareholder Meeting in person or by proxy, you may vote “AGAINST” the proposals and your Flag Ship Ordinary Shares will be counted for the purposes of determining whether the proposals (as the case may be) are approved.

However, if you fail to attend the Shareholder Meeting in person or by proxy, or if you do attend the Shareholder Meeting in person or by proxy but you abstain or otherwise fail to vote at the Shareholder Meeting (including as a result of a broker non-vote), your Flag Ship Ordinary Shares will not be counted for the purposes of determining whether any proposal is approved. Accordingly, your abstention or failure to vote (including as a result of a broker non-vote) will have no effect on the outcome of such proposal.

The Adjournment Proposal only will be put forth for a vote if Flag Ship determines that additional time is required to consummate the Merger for any reason.

Q:	If I am not going to attend the Flag Ship Shareholders’ Meeting, should I submit my proxy card instead?

A:	Yes. Whether you plan to attend the Flag Ship Shareholders’ Meeting or not, please read this proxy statement/prospectus carefully, and vote your Flag Ship Ordinary Shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided to the Company not less than 48 hours before the time for holding the Shareholder Meeting or any adjournment thereof.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote by sending a later-dated, signed proxy card to Flag Ship’s acting secretary for the Merger or its proxy solicitor so that it is received by Flag Ship at least 48 hours prior to the time of the Flag Ship Extraordinary General Meeting or attend the Flag Ship Extraordinary General Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Flag Ship’s acting secretary or proxy solicitor, which must be received by them prior to the Flag Ship Extraordinary General Meeting. You can find the address of Flag Ship’s acting secretary and proxy solicitor in “Who can help answer my questions?” If your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting instruction form provided to you by the broker, bank or other nominee. If your shares are held in street name, and you wish to attend the Flag Ship Extraordinary General Meeting and vote at the Flag Ship Extraordinary General Meeting, you must bring to the Flag Ship Extraordinary General Meeting a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Q:	What should I do if I receive more than one set of voting materials for the Flag Ship Extraordinary General Meeting?

A:	You may receive more than one set of voting materials for the Flag Ship Extraordinary General Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	The expense of filing, printing and mailing this proxy statement/prospectus and the accompanying material will be shared equally by Flag Ship and GFT.

Flag Ship has retained Advantage Proxy to assist in soliciting proxies for a fee not to exceed $8,500, along with customary charges for shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain losses, costs and expenses. Flag Ship will pay the costs related to the solicitation of proxies in connection with the Flag Ship Extraordinary General Meeting. Flag Ship may use the services of its directors, officer and employees, who will not be specially compensated, to solicit proxies from Flag Ship Shareholders, either personally or by telephone, facsimile, letter or electronic means. If you have questions about how to vote or direct a vote in respect of your shares, you may contact Advantage Proxy at (877) 870-8565 (toll free), at (206) 870-8565 (collect) or by email at ksmith@advantageproxy.com. Flag Ship has agreed to pay Advantage Proxy a fee of $8,500 and expenses, for its services in connection with the Flag Ship Extraordinary General Meeting.

Q:	Are there any risks associated with the Merger or related to owning GFT Class A Ordinary Shares?

A:	Yes. There are a number of risks related to the Merger and other transactions contemplated by the Merger Agreement, or related to owning GFT Class A Ordinary Shares that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 81 of this proxy statement/prospectus. You should carefully review the sections entitled “Risk Factors,” “Description of GFT Securities,” and “Comparison of Rights of Flag Ship Shareholders and GFT Shareholders.”

Q:	Where can I find more information about the companies?

A:	You can find more information about GFT and Flag Ship in the documents described under “Where You Can Find More Information” beginning on page 364.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or Flag Ship Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact Flag Ship’s proxy solicitor or investor relations department:

Advantage Proxy, Inc. P.O. Box 13581 Des Moines, WA 98198 Attn: Karen Smith Toll Free: (877) 870-8565 Collect: (206) 870-8565	Or	Flag Ship Acquisition Corporation 26 Broadway, Suite 934, New York, N.Y. 10014 Tel: (212) 884-2667

To obtain timely delivery, Flag Ship Shareholders must request the materials no later than five business days prior to the Shareholders’ Meeting. You may also obtain additional information about Flag Ship from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Flag Ship Extraordinary General Meeting, and for a more complete description of the Merger, the Merger Agreement and the transactions contemplated thereby, we encourage you to read carefully this entire proxy statement/prospectus, including the exhibits to the registration statement of which this proxy statement/prospectus is a part, the Merger Agreement attached as Annex A to this proxy statement/prospectus and the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GFT,” “Business,” and GFT s’ consolidated financial statements and the related notes, in each case contained elsewhere in this proxy statement/prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”

Information about the Companies

GFT

Great Future Technology Inc. (“GFT”) is a holding company incorporated in the Cayman Islands with limited liability. Through multiple layers of the holding structures and the VIE Agreements (defined on page 103 below), it directly and indirectly owns 50.8% equity interest in Great Rich Technologies Limited (“GRT”). GRT is a public limited company incorporated under the laws of Hong Kong. GRT is a Hong Kong holding company that does not engage in specific product production and sales. GRT is listed on the KOSDAQ market of the Korean Exchange (KRX).

GRT has two wholly owned subsidiaries China, Jiangsu Tongli Optical New Materials Group Co., Ltd. and Zhejiang Hongyu New Materials Co., Ltd. These two wholly owned subsidiaries are also holding companies and own operating subsidiaries to develop and manufacture and sell functional coating materials and provide their customers with solutions. The ownership structure of GFT and its China subsidiaries are as follows:

Wang Hou-Hsun
100%
Genesis River Technology Limited (BVI)
12%
Zhou Yongnan
100%
InnoValley Holdings Limited(Cayman)
88%
Ownership equity 38.78%
Management Agreement 38.78%
Great Future Technology Inc. (Cayman)
100%
GFT Merger Sub Limited (Cayman)
100%
Xinruixiang Holding Limited (HK)
Ownership equity 12.02%
Via Management Agreement 38.78%
CDIB
14.63%
Campal Group
3.25%
TDR Investment
2.62%
CS Giant
2.27%
Central Bright Holdings
1.80%
CP Top Shine
0.55%
Other Shareholders
24.29%
Great Rich Technologies Limited(HK)
100%
GRT Merger Star Limited (Cayman)
Outside of Mainland China
Mainland China
100%
Zhejiang Hongyu New Materials Co., Ltd.
73.33%
Qingtian County Qingqiao Equity Investment Partnership Enterprise (Limited Partnership)
26.67%
Qingtian Hongyu New Materials Co., Ltd.
100%
Jiangsu Tongli Optical New Materials Group Co., Ltd
Suzhou Huiyi
Lens Technology Co.,Ltd
99.8%
69.81%
15.19%
15%
Jiangyin Tongli Optoelectronic Technology Co., Ltd
Jiangsu Huizhi New Materials Technology Co., Ltd
95%
99.0064%
Shanghai Jianishi New Materials Technology Co., Ltd
Jiangyin Zhitong New Materials Technology Co., Ltd

Previously, on October 21, 2024, Flag Ship had entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with GRT and GRT Merger Star Limited, an exempted company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of GRT (“GRT Merger Sub”). Pursuant to the GRT Merger Agreement, Flag Ship had agreed to merge with and into GRT Merger Sub, with GRT Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of GRT (the “GRT Merger”) and the holders of Flag Ship Shares would have received ordinary shares of GRT in exchange for their Flag Ship Shares and Flag Ship Rights. As GRT is a KOSDAQ listed entity, the issuance of new shares by GRT requires approval by the South Korean securities regulatory authority. However, GRT was not able to receive the approval from the South Korean regulatory authority in a timely manner and for the sake of timing efficiency, Mr. Yongnan Zhou, the controlling shareholder of GRT, was advised to restructure his shares in GRT to Xinruixiang Holding Limited, a Hong Kong holding company (“Xinruixiang HK”), with GFT being the company to seek listing, which will not require approval from the South Korean securities regulatory authority. To restructure the shares held by Mr. Yongnan Zhou in GRT, Mr. Yongnan Zhou could have transferred his shares in GRT to Xinruixiang HK directly, making Xinruixiang HK a controlling shareholder of GRT. However, as the change of the direct controlling shareholder of a company listed on the Korean stock exchange also requires a long review process, in order to avoid this additional waiting period, Mr. Yongnan Zhou and Xinruixiang were advised by their financial advisers and legal counsels to restructure Mr. Yongnan Zhou’s shares in GRT as follows: Mr. Yongnan Zhou, together with his family relative, first set up GFT, then Mr. Yongnan Zhou contributed his shares in Xinruixiang HK to GFT, thus making Xinruixiang a sole subsidiary of GFT. Afterwards, Mr. Yongnan Zhou entered into the VIE Agreements (described below) to give Xinruixiang HK complete control and voting rights of the 38.78% shares in GRT held by him. Thus, Xinruixiang HK directly and indirectly owns or controls 50.8% of the equity in GRT. Shortly after competing such restructuring, GRT and Flag Ship agreed to terminate the GRT Merger Agreement and on April 18, 2025, Flag Ship, GFT, and GFT Merger Sub Limited (“Merger Sub”), a Cayman Islands exempted company and a wholly-owned subsidiary of GFT, entered into the agreement and plan of merger (the “Merger Agreement”). As GFT is the sole owner of Xinruixiang HK, through Xinruixiang HK, GFT indirectly has 50.8% voting rights over corporate affairs of GRT, which in turn, owns PRC operating subsidiaries.

The VIE Agreements are summarized as follows:

On April 10, 2025, Mr. Zhou Yongnan and Xinruixiang HK entered into the following agreements: (i) Management Agreement, and (ii) Security Agreement Over Shares in Great Rich Technologies Limited (collectively the “VIE Agreements”).

As of the execution date of the VIE Agreements, Mr. Zhou Yongnan owned 31,351,311 ordinary shares of GRT, representing 38.78% of the total issued share capital of GRT, out of which 162,000 shares were held under the name of Haitong International Securities Company Limited, the securities agent of Mr. Zhou Yongnan. As of the execution date of the VIE Agreements, Xinruixiang HK owned 9,718,335 ordinary shares of GRT, representing 12.02% of the total issued share capital of GRT. Pursuant to the VIE Agreements, Mr. Zhou Yongnan charges all shares he owns in GRT in favor of Xinruixiang HK, and Mr. Zhou Yongnan further agrees that all additional shares of GRT to be allotted by GRT from time to time to him or acquired by him from any third party, shall at all times be charged to Xinruixiang HK, thus Xinruixiang HK directly and indirectly owns or controls 50.8% of the equity in GRT.

Pursuant to the Security Agreement Over Shares in Great Rich Technologies Limited, Mr. Zhou Yongnan, as charger, pledged his shares in favor of Xinruixiang HK, as chargee.

Through the VIE Agreements, Xinruixiang HK directly and indirectly own 50.80% of equity of GRT and controls the corporate affairs of GRT. As GFT is the 100% owner of Xinruixiang HK, GFT has obtained 50.8% of the voting power over the corporate affairs of GRT. GRT is the direct parent of the PRC operation subsidiaries.

Great Rich Technologies Limited (“GRT”) is a public company incorporated in Hong Kong with its shares listed at KOSDAQ. GRT owns 100% of the equity interests in two holding companies in mainland China: Jiangsu Tongli Optical New Materials Group Co., Ltd. and Zhejiang Hongyu New Materials Co., Ltd. Jiangsu Tongli Optical New Materials Group Co., Ltd. and Zhejiang Hongyu New Materials Co., Ltd. are China holding companies, which in turn own two manufacturing companies: Jiangyin Tongli Optoelectronics Technology Co., Ltd. (“Jiangyin Tongli”) and Jiangsu Huizhi New Materials Technology Co., Ltd (“Jiangsu Huizhi”).

Jiangyin Tongli and Jiangsu Huizhi engage in developing, manufacturing, and sales of functional coating materials and polymer film materials for 5G, consumer electronics, flexible display, automotive, semiconductors, IC, new energy, furniture, and construction industries. Their products include, but are not limited to, nanoporous materials, biaxially oriented optical grade BOPET, CPI film, explosion-proof film, electromagnetic shielding film, optical adhesive full lamination, PO acid-resistant film, TAC hardening, MLCC release film, photovoltaic backsheet film, laser TV screen, optical protective film, functional tap, lithium battery (aluminum plastic film, ear tap, tape), high-frequency and high-speed ultra-thin flexible copper clad laminates.

Jiangyin Tongli further owns two subsidiaries: Shanghai Jianisi New Material Technology Co., Ltd. (“Shanghai Jianisi”) and Jiangyin Zhitong New Material Technology Co., Ltd. (“Jiangyin Zhitong”). Jiangyin Zhitong’s factory is currently under construction and has not yet produced or sold any products. Shanghai Jianisi is a trading company, engaging in the sales and brand operation of related automotive products.

Zhejiang Hongyu holds 73.33% of the equity of Qingtian Hongyu New Materials Co., Ltd. As of the date of this prospectus, Qingtian Hongyu New Materials Co., Ltd. is in the process of acquiring land to construct a factory, and it has not yet produced or sold any products.

As a company incorporated outside of the mainland China, GFT is considered a “foreign company” from mainland Chinese regulatory authority perspective. Under the Chinese law, investment in mainland China is subject to the Special Administrative Measures for Access of Foreign Investments (2024 Edition) (the “Negative List”). Pursuant to the Negative List, foreign investors shall not invest in any forbidden fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. If the industry that a foreign investor invests in China does not fall into the restricted fields, then, other than the business license that is required of any company to do business in China, regardless of whether the investor is a foreign person or a mainland person, no additional license will be required. Since the China operation subsidiaries engage in researching, manufacturing, and distributing costing materials in China, other than the company formation registration documents such as the business license issued by local corresponding bureau of Market Regulation Authority (“SMA”), none of the holding companies, including GRT, Xinruixiang or GFT is required to apply for and obtain any special license or permit to be a holding company. However, in carrying out the business operations of the China operating subsidiaries, the China operating subsidiaries will need to obtain other locally required licenses, permits and approvals and qualifications. For a detailed discussion of the list of licenses and permits that are required of the China operating subsidiaries, please see this proxy/prospectus statement—Risks Related to Doing Business in China -- Permissions Required from the PRC Authorities for GFT’s Operations at page 68, please see further this proxy/prospectus -BUSINESS OF GREAT FUTURE TECHNOLOGY INC.-Awards, Licenses and certificates at page 245.

GFT exercises its control over GRT and its PRC subsidiaries through the VIE Agreements: GFT is regarded as the primary beneficiary of the GRT and consolidates the financial results of GRT and its PRC subsidiaries under U.S. GAAP. The VIE structure involves unique risks. It faces risks and uncertainties associated with, among others, the interpretation and the application of the current and future Hong Kong laws and/or PRC laws, regulations and rules to such contractual arrangements. The agreements under the contractual arrangements between Mr. Zhou and Xinruixiang have not been tested in a court of law. If the Hong Kong or PRC regulatory authorities find that these contractual arrangements are not in compliance with the relevant laws and regulations, or if the relevant laws, regulations and rules or their interpretation change in the future, GFT could be subject to penalties or may need to forfeit its rights under the contractual arrangements, which would cause a material adverse change in GFT’s operations as well as a significant decline in the value of GRT’s securities following the completion of the Business Combination or cause such securities to significantly decline or be worthless. As the validity of the VIE Agreements may be challenged in jurisdictions including mainland China, Hong Kong, and the Cayman Islands, the costs associated with our enforcement of the VIE Agreements can be very high. Should the VIE Agreements be held by any court with competent jurisdiction to be invalid, then the value of GFT will only be 12.02% of GRT’s business value, and 38.78% of GRT’s value would only be credited to Mr. Zhou in his capacity as an individual shareholder of GRT. Though because Mr. Zhou is the ultimate beneficial owner of 50.8% of the shares in GRT, in essence, the VIE Agreements would have the same effect to allow GFT to exercise control over GRT as if GFT indirectly held 50.8% of the shares in GRT. Accordingly, the financial statements of GFT, Xinruixiang and GRT can be consolidated based on US GAAP. However, we cannot guarantee that the impact of the VIE Agreements is exactly the same as if GFT, through Xinruixiang, held 50.8% of the equity interests in GRT. See “Risk Factors — Risks Related to GFT’s Corporate Structure.” However, the VIE Agreements entered into by Mr. Zhou and Xinruixiang have no adverse impact on the business operations of the PRC Subsidiaries. As stated above, the business engaged in by the PRC Subsidiaries are functional coating materials research, development, distribution and sales in mainland China, and current Chinese laws do not prohibit foreign investment in the PRC Subsidiaries. In other words, the investors’ investment in the PRC Subsidiaries through GFT is permitted under current Chinese law. The risk associated with the VIE structure is that prospective investors in GFT may never hold a controlling equity interest in the PRC Subsidiaries as GFT only indirectly holds a 12.02% equity interest in GRT. The remaining 38.78% of the equity interests in the PRC Subsidiaries, prior to entering into the VIE Agreements, are held by Mr. Zhou directly, and with the VIE Agreements, the rights associated with 38.78% of the equity interest in the PRC Subsidiaries are exercised directly by Xinruixiang and indirectly by GFT.

GFT’s principal executive offices are located at No. 26 Tonggang Road, Changying Town, Jiangyin City, Jiangsu Province. Telephone: +86 (0) 510 86928666. GRT’s website address is: www.tonglioptech.com.

Flag Ship

Flag Ship is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which is referred to throughout this proxy statement/prospectus as an initial business combination.

On June 20, 2024, Flag Ship consummated the IPO of 6,900,000 of its Units. Each Unit consists of one Flag Ship Ordinary Share and one Flag Ship Right, each Flag Ship Right entitling the holder thereof to receive one-tenth of one Flag Ship Ordinary Share upon the completion of an initial business combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $69,000,000.

On August 26, 2025, Flag Ship held an extraordinary general meeting of shareholders. Flag Ship’s shareholders approved the extension fee reduction proposal, a proposal to approve the reduction of the monthly fee payable by the Sponsor and/or its designee into the trust account to extend the date by which Flag Ship must consummate its initial business combination from $0.033 per each outstanding public share (for each monthly extension) to an amount equal to the lesser of (i) $60,000 for all outstanding public shares and (ii) $0.033 for each outstanding public share. In connection with such vote, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash.

In addition, on August 21, 2025, Flag Ship and the Sponsor agreed to amend and restate that certain promissory note entered into on August 30, 2024 to increase the maximum principal amount from $1,000,000 to $1,200,000.

Flag Ship Units trade on The Nasdaq Global Market under the symbol “FSHPU.” Commencing on August 15, 2024, the securities comprising the units began separate trading. The Flag Ship Units, Flag Ship Ordinary Shares, and Flag Ship Rights are trading on The Nasdaq Global Market under the symbols “FSHPU,” “FSHP,” and “FSHPR,” respectively.

Flag Ship’s address is 26 Broadway, Suite 934, New York, NY, 10014, and phone number is (212) 884-2667.

GFT Merger Sub Limited

GFT Merger Sub Limited, a Cayman Islands company and a wholly-owned subsidiary of GFT.

Risk Factors

The Merger involves risks, some of which are related to the Merger itself and others of which are related to GFT’s business and to investing in and ownership of GFT Shares and GFT Class A Ordinary Shares following the Merger, assuming the Merger is completed. In considering the Merger, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” together with the other information included in or incorporated by reference into this prospectus.

The Cayman Plan of Merger and the Merger Agreement

Background of the Merger

Flag Ship is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Flag Ship’s intention was to capitalize on its board’s and management team’s extensive network of relationships, industry knowledge, acquisition experience, and deal sourcing capabilities to access a broad spectrum of opportunities. The terms of the Merger were the result of negotiations among representatives of Flag Ship and representatives of Great Rich.

On June 20, 2024, Flag Ship consummated its IPO of 6,900,000 units (including the full exercise of the overallotment option of 900,000 units), with each unit consisting of one ordinary share, and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of an initial business combination. Prior to the consummation of the IPO, the Sponsor purchased an aggregated of 1,725,000 Founder Shares for an aggregate price of $25,000. Simultaneously with the consummation of the IPO, Flag Ship consummated the private placement to the Sponsor of an aggregate of 238,000 units at a price of $10.00 per unit, for an aggregate purchase price of $2,380,000.

Following the completion of the IPO, Flag Ship considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of Flag Ship contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including numerous technology companies. Flag Ship considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational and investment experience, and network of Flag Ship’s management team. Flag Ship reviewed and evaluated the potential targets based on the investment criteria set forth in its IPO prospectus. Flag Ship’s business strategy was to identify and complete its business combination with one or more entities that meet one or more criteria of:

●	being or having the potential to be disruptive within an industry;

●	possessing a strong growth record;

●	significant potential for further growth;

●	a leading technology position or potential for such position; or

●	a proven management team prepared for being a public company.

During this search process, Flag Ship reviewed over 20 potential business combination opportunities, entered into non-disclosure agreements with seven companies, and entered into non-binding and non-exclusive letters of intent with four potential target companies other than GFT. These potential targets were in the fin-tech, blockchain, new energy motor vehicle, technology, and media industries. Flag Ship ultimately determined not to proceed with any of its other potential acquisition opportunities because, in the judgment of the Flag Ship’s board and management, the other potential business combination targets did not meet the valuation expectations of Flag Ship or otherwise did not present as attractive or feasible a business combination opportunity as GFT.

Merger Agreement

On April 18, 2025, Flag Ship entered into the Merger Agreement with GFT and Merger Sub, pursuant to which, among other things, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT. The Merger will become effective at such time as the Cayman Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Flag Ship and specified in the Cayman Plan of Merger.

At the Effective Time, each Flag Ship Share issued and outstanding prior to the Effective Time (excluding shares held by GFT and Flag Ship and dissenting shares, if any) will be automatically converted into the right to receive the Per Share Merger Consideration, and each right to receive Flag Ship Shares that is outstanding immediately prior to the Effective Time will be assumed by GFT and automatically converted into a right to receive ordinary shares of GFT.

Previously, on October 21, 2024, Flag Ship had entered into the GRT Merger Agreement with GRT and GRT Merger Sub. Pursuant to the GRT Merger Agreement, Flag Ship had agreed to merge with and into GRT Merger Sub, with GRT Merger Sub continuing as the surviving entity and wholly-owned subsidiary of GRT and the holders of Flag Ship Shares would have received ordinary shares of GRT in exchange for their Flag Ship Shares and Flag Ship Rights. However, on April 18, 2025, the parties to the GRT Merger Agreement entered into the Termination Agreement and terminated the GRT Merger Agreement and the other ancillary agreements entered into pursuant to the GRT Merger Agreement.

Shareholders are urged to read additional information and details of Merger Agreement in the section entitled “The Merger Agreement” on page 202 and the Merger Agreement in its entirety, a copy of which is attached hereto as an appendix.

Representations and Warranties of GFT and Flag Ship to Each Other

The Merger Agreement contains customary representations and warranties made by GFT and Flag Ship relating to their respective businesses regarding, among other things:

●	corporate matters, including organization and power to conduct its business, foreign qualifications, corporate authorizations, enforceability, organizational documents and subsidiaries;

●	authority relative to execution, delivery and performance of the Merger Agreement;

●	required governmental authorizations;

●	capitalization;

●	options, stock-based awards and warrants;

●	the timely filing of reports with governmental entities;

●	financial statements, internal controls and accounting;

●	liabilities;

●	the absence of material adverse changes;

●	legal proceedings;

●	business contracts;

●	employee benefit plans and labor relations;

●	taxes and tax treatment of the merger;

●	environmental matters;

●	intellectual property and real and personal property;

●	required permits and compliance with applicable laws;

●	unlawful payments;

●	insurance;

●	broker, finder and investment banker fees payable in connection with the merger;

●	compliance with its respective obligations under the Merger Agreement; and

●	information supplied for inclusion in this proxy statement/prospectus and other similar documents.

The representations and warranties in the Merger Agreement do not survive the Effective Time of the Merger.

Covenants

As more fully described in this proxy statement/prospectus and as set forth in the Merger Agreement, under the Merger Agreement, each of GFT and Flag Ship agreed to conduct their respective businesses and the businesses of their subsidiaries in the ordinary course and to use commercially reasonable efforts to retain the services of its and their current officers and employees and maintain all insurance policies in effect as of the date of the Merger Agreement.

In addition, GFT has agreed that it will not:

●	knowingly initiate, solicit or engage with, or provide information to, any person concerning offers or proposals relating to an “alternative takeover proposal” for GFT, as described below;

●	withdraw or modify the recommendation of GFT’s board of directors in favor of the merger in any manner adverse to Flag Ship;

●	fail to re-affirm the recommendation by GFT’s board of directors in favor of the merger up on written request by Flag Ship; or

●	resolve or agree to do any of the foregoing.

GFT has agreed to cease any existing discussions, communication or negations, including electronic data room access, with any person other than Flag Ship, with respect to an “alternative transaction” for GFT, as described below. In the event that any unsolicited inquiry is made by a potential party to an “alternative transaction,” GFT will notify Flag Ship that such contact has occurred.

Similarly, Flag Ship has agreed that it will not:

●	knowingly initiate, solicit or engage with, or provide information to, any person concerning offers or proposals relating to a “Company acquisition transaction,” as described below;

●	withdraw or modify the recommendation of Flag Ship’s board of directors in favor of the merger in any manner adverse to GFT;

●	fail to recommend against any “Company acquisition transaction”;

●	fail to re-affirm the recommendation by Flag Ship’s board of directors in favor of the merger up on written request by GFT; or

●	resolve or agree to do any of the foregoing.

Flag Ship has agreed to cease any existing discussions, communication or negations with any person other than GFT, with respect to a “Company acquisition transaction” with Flag Ship, as described below. In the event that any unsolicited inquiry is made by a potential party to a “Company acquisition transaction,” Flag Ship will notify GFT that such contact has occurred and provide the name of such potential party and proposed terms.

Stock Exchange Listing

The Merger Agreement provides that GFT will issue the GFT Class A Ordinary Shares to Flag Ship Shareholders pursuant to the Merger. The Merger Agreement also provides that GFT will use its commercially reasonable efforts to cause the GFT Class A Ordinary Shares to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance.

Conditions to the Closing of the Merger

As more fully described in this proxy statement/prospectus and as set forth in the Merger Agreement, each party’s obligation to effect the Merger is subject to satisfaction or mutual waiver of the following conditions:

●	each of (i) the registration statement on Form F-4 relating to the registration under the U.S. Securities Act of 1933, as amended, of the issuance of GFT Class A Ordinary Shares and (ii) the registration statement on Form 8-A relating to the registration under the U.S. Securities Exchange Act of 1934, as amended, of the GFT Class A Ordinary Shares is effective and Ordinary Shares the SEC has not issued any stop order suspending the effectiveness of any such registration statement or initiated or threatened any stop order proceedings that are not concluded or withdrawn;

●	all regulatory approvals to complete required the Merger and other transactions contemplated by the Merger Agreement are received and related mandatory waiting periods are expired;

●	the Merger and other transactions contemplated by the Merger Agreement are approved by the GFT shareholders;

●	the Merger and other transactions contemplated by the Merger Agreement are approved by Flag Ship Shareholders;

●	no order, judgement, decree, or law is in effect that prevents or makes illegal the performance of the Merger Agreement or the consummation of the Merger;

●	the filing with China Securities Regulatory Commission, shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired; and

●	the GFT Class A Ordinary Shares to be issued as merger consideration are approved for listing on the Nasdaq

GFT’s and Merger Sub’s obligation to consummate the Merger is further subject to the satisfaction or waiver of the following additional conditions:

●	the representations and warranties of Flag Ship must be true and correct except, without giving effect to any limitation as to “materiality” or “Company material adverse effect,” as where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Flag Ship;

●	Flag Ship must have performed in all material respects all of its obligations under the Merger Agreement;

●	Flag Ship must deliver to GFT a certificate signed by an authorized officer of Flag Ship stating that the above two conditions have been met;

●	Flag Ship must deliver written resignations of all officers and directors of Flag Ship;

●	the absence of any change, effect, event, occurrence, state of facts, circumstance or development since the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company material adverse effect on Flag Ship;

●	GFT must receive a fully executed lock-up Agreement from the SPAC Sponsor; and

●	there is no pending legal proceeding by a governmental entity seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable antitrust laws or seeking to impose regulatory restrains via mandatory divestitures or licensing of any assets of GFT or any of its affiliates and Flag Ship.

Flag Ship’s obligation to consummate the merger is further subject to the satisfaction or waiver of the following additional conditions:

●	the representations and warranties of GFT must be true and correct except, without giving effect to any limitation as to “materiality” or “material adverse effect,” as where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on GFT;

●	GFT must have performed in all material respects all of its obligations under the Merger Agreement;

●	GFT must deliver to Flag Ship a certificate signed by an authorized officer of GFT stating that the above two conditions have been met;

●	GFT must deliver to Flag Ship duly executed counter-part signature pages for the parties other than the SPAC Sponsor that will be entering into lock-up agreements;

●	the absence of any change, effect, event, occurrence, state of facts, circumstance or developments since the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on GFT; and

●	GFT must deliver a duly-executed counter-part signature page of the registration rights agreement.

Termination Events

As more fully described in this proxy statement/prospectus and as set forth in the Merger Agreement, the Merger Agreement may be terminated at any time prior to the consummation of the Merger by mutual written consent of GFT and Flag Ship, and either party may terminate the Merger Agreement in the following circumstances:

●	If the Merger has not been consummated by December 31, 2025, or such other date as the Flag Ship Shareholders have extended the date by which Flag Ship must enter into a business combination, except that a party may not terminate the Merger Agreement on this basis if its failure to fulfill any of its obligations was a principal cause of the failure to consummate the Merger by such date; or

●	if any governmental entity of competent jurisdiction issues a final, non-appealable order, issued a law or takes any other action restraining or enjoining the consummation of the transactions contemplated by the Merger Agreement, except that a party may not terminate the Merger Agreement on this basis if such party’s actions or failure to act has contributed to such order, law or other action by a governmental entity resulting in such restraint or injunction.

Flag Ship may terminate the Merger Agreement prior to the completion of the merger:

●	if the independent directors of GFT cause its board to withdraw or amend its recommendation in favor of the Merger in a manner adverse to Flag Ship;

●	if the necessary approval of the shareholders of GFT shall not have been obtained; or

●	if GFT breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would result in a material adverse effect on GFT (in the case of representations and warranties) or GFT’s failure to perform in all material respects all of its obligations under the Merger Agreement (in the case of covenants and agreements) and (ii) has not been cured by GFT within 30 days after its receipt of written notice of such breach from Flag Ship.

GFT may terminate the Merger Agreement prior to the consummation of the merger:

●	if the independent directors of Flag Ship cause the Flag Ship Board to withdraw or amend its recommendation in favor of the Merger in a manner adverse to GFT;

●	if the necessary approval of the Flag Ship Shareholders shall not have been obtained; or

●	if Flag Ship breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would result in a material adverse effect on Flag Ship (in the case of representations and warranties) or Flag Ship’s failure to perform in all material respects all of its obligations under the Merger Agreement (in the case of covenants and agreements) and (ii) has not been cured by Flag Ship within 30 days after its receipt of written notice of such breach from GFT.

Expenses

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses, except that expense incurred in connection with the printing, filing and mailing of this proxy statement/prospectus will be shared equally by GFT and Flag Ship.

Ancillary Agreements

In conjunction with the execution of the Merger Agreement, the parties entered into certain related agreements pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as Appendix C. Shareholders are urged to read additional information and details of such Related Agreement in the section entitled “The Ancillary Agreements” on page 216 and such Ancillary Agreements in their entirety.

Parent Shareholder Lock-Up and Support Agreement

Pursuant to the Merger Agreement, GFT entered into a lock-up and support agreement with Flag Ship and certain shareholders of GFT (“Parent Lock-Up and Support Agreement”), with respect to Parent Shares held by the GFT shareholders party to such agreement. In such Parent Lock-Up and Support Agreement, each holder agreed that, subject to certain exceptions, during the defined “Lock-Up Period”, it will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, any of the Parent Shares covered by such agreement (the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to effect any transaction specified in clause (i) or (ii). In addition, each Parent shareholder signatory to the Parent Lock-Up and Support Agreement agreed to vote all of its capital shares in Parent in favor of the Merger Agreement and the transactions contemplated thereby and any other proposal included in the Proxy Statement related to the Merger for which the Parent’s board of directors has recommended that the Parent shareholders vote in favor and against any competing transaction.

As defined by the Parent Lock-Up and Support Agreement, the “Lock-Up Period” means, (i) with respect to 50% of the Restricted Securities, the period of time commencing on the closing of the Merger and expiring on the earlier of (A) the date that is six (6) months following the closing or (B) the date on which the closing trading price per Parent Share equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any thirty (30)-trading day period commencing after the closing, and (ii) with respect to the remaining 50% of the Restricted Securities, the period of time commencing on the closing of the Merger and expiring on the date this six (6) months following such closing date; or earlier in either case, if subsequent to the closing date, GFT completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their Parent Shares for cash, securities or other property.

Sponsor Lock-Up Agreement

Pursuant to the Merger Agreement, Flag Ship and GFT entered into a lock-up agreement with the Sponsor (the “Sponsor Lock-Up Agreement”), with respect to the GFT Class A Ordinary Shares to be issued to it in consideration of its ordinary shares of Flag Ship. In such Sponsor Lock-Up Agreement, Sponsor agreed that, subject to certain exceptions, not to transfer the securities defined as “Locked-Up Private Placement Securities” in the Sponsor Lock-Up Agreement for a period of 30 days following the closing of the Merger. In addition, Sponsor will agree, subject to certain exceptions, not to transfer the securities defined as “Locked-Up Private Placement Securities” in the Sponsor Lock-Up Agreement for the same “Lock-Up Period” as applicable with respect to the Parent Lock-Up and Support Agreement. The term “transfer”, as used in the Sponsor Lock-Up Agreement, has the same meanings as ascribed to such term under the Parent Lock-Up and Support Agreement.

Sponsor Voting and Support Agreement

Concurrently with execution of the Merger Agreement, the Sponsor entered into a voting and support agreement with Flag Ship and GFT (the “Sponsor Voting and Support Agreement”). Under the Sponsor Voting and Support Agreement, the Sponsor thereto generally agreed to vote all of its shares of Flag Ship in favor of the Merger Agreement and the transactions contemplated thereby, each other Company Proposal and any other proposal included in the Proxy Statement related to the Merger for which the Company’s board of directors has recommended that the Company Shareholders vote in favor and against any competing transaction. The Sponsor Voting and Support Agreement prevents transfers of the Flag Ship Ordinary Shares held by the Sponsor between the date of the Sponsor Voting and Support Agreement and the termination of the Sponsor Voting and Support Agreement, subject to certain limited exceptions. The Sponsor Voting and Support Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement and (b) the Effective Time.

Amended and Restated Registration Rights Agreement

Pursuant to the Merger Agreement, GFT, Flag Ship and certain Investors (as defined in the Amended and Restated Rights Registration Agreement), as applicable, entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), to be effective as of the Closing, pursuant to which GFT agrees to file a registration statement as soon as practicable upon receipt of a written request from certain shareholders to register the resale of certain registrable securities under the Securities Act, subject to required notice provisions to other parties thereto. GFT has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities. The Registration Rights Agreement also provides that Parent will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their Company securities or Parent securities.

Termination Agreement

As previously disclosed, on October 21, 2024, Flag Ship entered into the GRT Merger Agreement with GRT and GRT Merger Sub. On April 18, 2025, pursuant to the GRT Merger Agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement. The Termination Agreement also provides that each other agreement among the parties relating to the GRT Merger Agreement is automatically terminated concurrently with the termination of the GRT Merger Agreement. The Termination Agreement also provides for a mutual release of claims among the parties and their affiliates, except for liabilities arising from or relating to any knowing or intentional breach of a representation, a warranty or a covenant of the GRT Merger Agreement. No party will be required to pay a termination fee as a result of the mutual decision to enter into the Termination Agreement.

The Extraordinary General Meeting of Flag Ship Shareholders

Date, Time and Place of the Flag Ship Shareholders’ Meeting

The Flag Ship Shareholders’ Meeting will be held on [●], 2025 at 10:00 a.m., Eastern Time, in person at the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006 and virtually via live webcast at https://www [●], pursuant to the procedures described in this proxy statement/prospectus to consider and vote upon the Proposals.

You may attend the Flag Ship Shareholder Meeting and vote your shares during the Shareholder Meeting in person and via live audio webcast by visiting www./[●]. You will need the control number that is printed on your proxy card to enter the Shareholder Meeting. Flag Ship recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Shareholder Meeting starts. Please note that you will not be able to attend the Shareholder Meeting in person.

If you hold your Flag Ship Ordinary Shares through a bank or broker, you will need to contact Flag Ship’s transfer agent, to receive a control number. If you plan to vote at the Shareholder Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, VStock, our transfer agent, can issue you a guest control number with proof of ownership. Either way you must contact the Flag Ship’s transfer agent for specific instructions on how to receive the control number. Flag Ship can be contacted at the number or email address below. Please allow up to 72 hours prior to the meeting for processing your control number. If you do not have access to the internet, you can listen only to the Shareholder Meeting by dialing [●] (or [●] if you are located outside of the United States and Canada (standard rates apply)) and when prompted enter the pin number [●]#. Please note you will not be able to vote or enter questions during the Shareholder Meeting if you choose to participate telephonically and in such circumstances will not count towards the quorum.

Purpose of the Flag Ship Shareholders Meeting and Proposals

The purpose of the Flag Ship Extraordinary General Meeting is to consider and vote upon adoption of the Cayman Plan of Merger, the Merger, and the Merger Agreement, dated as of April 18, 2025, by and among GFT, Flag Ship and Merger Sub, providing for the merger of Flag Ship with and into Merger Sub. Merger Sub will survive the Merger as a wholly-owned subsidiary of GFT.

At the Flag Ship Shareholders’ Meeting, Flag Ship Shareholders will be asked to consider and vote upon the following Proposals:

●	Proposal 1 – The Business Combination Proposal – As discussed in this proxy statement/prospectus, Flag Ship is asking its shareholders to approve the Merger Agreement and the transactions contemplated thereby. Flag Ship shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement. Please see the section entitled the “Proposal No. 1: The Business Combination Proposal — The Merger Agreement” for additional information and a summary of the material terms of the Merger Agreement. You are urged to read the Merger Agreement in its entirety before voting on this proposal. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Appendix A.

●	Proposal 2 – The Flag Ship Merger Proposal – As discussed in this proxy statement/prospectus, Flag Ship is asking its shareholders to approve the entry by Flag Ship into the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger pursuant to which Flag Ship will merge with and into Merger Sub with Merger Sub being the surviving company of such Merger and becoming a wholly-owned subsidiary of GFT. Flag Ship shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement. Please see the section entitled the “Proposal No. 2: The Flag Ship Merger Proposal” for additional information. A copy of the Cayman Plan of Merger is attached to this proxy statement/prospectus as Appendix D.

●	Proposal 3 – The Flag Ship NTA Amendment Proposal – As discussed in this proxy statement/prospectus, Flag Ship is asking its shareholders to approve, as a special resolution, the amendment to Flag Ship’s current amended and restated memorandum and articles of association by deleting Article 36.5(c) in its entirety. Please see the section entitled “Proposal No. 3: The Flag Ship NTA Amendment Proposal” for additional detail.

●	Proposal 4 – The Flag Ship Adjournment Proposal – As discussed in this proxy statement/prospectus, Flag Ship is asking its shareholders to approve the adjournment of the Shareholder Meeting to a later date or dates, if necessary, if Flag Ship determines that additional time is required to consummate the Merger. Please see the section entitled “Proposal No. 4: The Flag Ship Adjournment Proposal” for additional detail.

The Flag Ship Board recommends approval of the Business Combination Proposal, the Flag Ship Merger Proposal, the Flag Ship NTA Amendment Proposal, and, if presented, the Flag Ship Adjournment Proposal. On April 18, 2025, the Flag Ship Board:

●	determined that it is in the best interests of Flag Ship and Flag Ship Shareholders that Flag Ship enter into the Merger Agreement;

●	approved and declared advisable the Cayman Plan of Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement; and

●	resolved to recommend that Flag Ship Shareholders adopt the Merger Agreement and the Cayman Plan of Merger.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Flag Ship Shareholder Meeting, if you owned Flag Ship Ordinary Shares at the close of business on [●], 2025, the Record Date for the Flag Ship Shareholder Meeting. You will have one vote per proposal for each Flag Ship Ordinary Share you owned at that time. As of the close of business on the Record Date, there were 8,863,000 Flag Ship Ordinary Shares outstanding and entitled to vote. Flag Ship Rights do not carry voting rights.

Flag Ship’s Sponsor has agreed, subject to applicable securities laws, to vote any Flag Ship Ordinary Shares owned by it in favor of the proposals presented at the Shareholder Meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 1,963,000 Flag Ship Ordinary Shares, which is approximately 22% of the total outstanding Flag Ship Ordinary Shares.

Quorum and Required Votes

The holders of a majority of the Flag Ship Ordinary Shares outstanding as of the close of business on the Record Date and entitled to vote at the Flag Ship Extraordinary General Meeting must be present, either in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, at the Flag Ship Extraordinary General Meeting to constitute a quorum. Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting. Approval of the Flag Ship Merger Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Flag Ship Extraordinary General Meeting. Approval of the Flag Ship NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the Flag Ship Extraordinary General Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. If presented, the Flag Ship Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting.

Abstentions and Broker Non-Votes

Abstentions, which are not votes cast, are considered present for the purposes of establishing a quorum but will have no effect with respect to approval of these proposals.

Under Nasdaq rules, if a shareholder holds their shares in “street” name through a bank, broker or other nominee and the shareholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of shareholders or has received instructions as to how to vote on some but not all of the “non-routine” proposals, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

We believe that all of the proposals to be voted on at the Shareholder Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on any of the proposals to be voted on at the Shareholder Meeting without your instruction. Because all of the proposals to be voted on at the Shareholder Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, accordingly Flag Ship does not expect there to be any broker non-votes at the Shareholder Meeting.

Redemption Rights for Holders of Public Shares

Flag Ship is providing Flag Ship Public Shareholders with the opportunity to redeem Flag Ship Public Shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but net of taxes payable and amounts released to Flag Ship for working capital purposes, divided by the number of then outstanding Flag Ship Public Shares, upon the Closing, subject to the limitations described herein. However, Flag Ship may only consummate the Merger if it has no less than $5,000,001 of net tangible assets immediately prior to or upon consummation of the Merger unless Proposal 3 is also approved or if we are otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules).

Holders of Public Shares will be entitled to receive cash for these shares only if they deliver their shares to the Transfer Agent no later than two (2) business days prior to the Shareholder Meeting. Holders of Public Shares do not need to vote for or against, or even vote at all on, the Merger Proposal, and do not need to be holders of such Public Shares as of the Record Date, in order to exercise redemption rights. If the Merger is not consummated, these shares will not be redeemed for cash. If a holder of Public Shares properly demands redemption, delivers his, her, or its shares to the Transfer Agent as described above, and the Merger is consummated, Flag Ship will redeem each Public Share for a full pro rata portion of the Trust Account, calculated as of two (2) business days prior to the anticipated consummation of the Merger. It is anticipated that this would amount to approximately $[●] per share. If a holder of Public Shares exercises its redemption rights, then it will be exchanging its Flag Ship Ordinary Shares for cash and will no longer own the shares. See the section of this proxy statement/prospectus titled “Shareholder Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash. Holders of outstanding units must separate the underlying Flag Ship Public Shares and public rights prior to exercising Redemption Rights with respect to the Flag Ship Public Shares.

Notwithstanding the foregoing, the Flag Ship Charter provides that a Flag Ship Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemptions with respect to more than an aggregate of 15% of the Flag Ship Shares sold in the IPO without Flag Ship’s prior written consent.

Holders of Flag Ship Rights will not have redemption rights with respect to such Rights. However, holders of Flag Ship Rights will retain their Rights even if they exercise redemption rights with respect to their Public Shares. Accordingly, they may sell their Flag Ship Rights freely in the open market. However, Flag Ship cannot assure the holders of Flag Ship Rights that they will be able to sell their Rights in the open market as there may not be sufficient liquidity in such securities when holders of Rights wish to sell their Rights.

Appraisal Rights

With respect to the Merger, the Cayman Companies Act under Section 238 provides for a right of Flag Ship’s dissenting shareholders to be paid the fair value of their shares in connection with the Merger Proposal, subject to certain limitations under Section 239. In connection with the Merger Proposal, record holders of Flag Ship Ordinary Shares who comply with the applicable requirements and procedures of Section 238 of the Cayman Companies Act are entitled, under certain circumstances, to exercise their statutory rights of appraisal to seek payment of the fair value of their Flag Ship Ordinary Shares upon dissenting from the Merger. If you are contemplating the possibility of objecting to the Merger, you should seek advice from a suitably qualified Cayman lawyer. If you do not follow the procedural requirements of the Cayman Companies Act, you will lose your Appraisal Rights. A detailed description of the appraisal rights and procedures available to Flag Ship Shareholders is included in “The Flag Ship Shareholder Meeting — Appraisal Rights” beginning on page 170.

Proxy Solicitation

Flag Ship is soliciting proxies on behalf of the Flag Ship Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Flag Ship has engaged Advantage Proxy to assist in the solicitation of proxies for the Shareholder Meeting.

If a shareholder of Flag Ship grants a proxy, such shareholder may still revoke such proxy by attending the Shareholder Meeting and voting in person or electronically. A shareholder of Flag Ship may also change its vote by sending another proxy card with a later date, as described in the section entitled “Shareholder Meeting — Revoking Your Proxy.”

Reasons for Flag Ship’s Board of Directors’ Approval of the Merger

Flag Ship was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. As described above, the Flag Ship board of directors sought to do so by using the networks and industry experience of both the Sponsor, the Flag Ship board of directors, and Flag Ship’s management to identify and acquire one or more businesses.

In evaluating the transaction with GFT, the Flag Ship board of directors consulted with its legal counsel and accounting and other advisors. In determining that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are in Flag Ship’s best interests, the Flag Ship board of directors considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the Flag Ship board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the Flag Ship board of directors considered in reaching its determination and supporting its decision. The Flag Ship board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by the Flag Ship board of directors. In addition, individual directors may have given different weight to different factors. The Flag Ship board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of Flag Ship’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.” Further, the Flag Ship board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Merger and/or preparing any report concerning the approval of the Merger.

The members of the Flag Ship board of directors are well qualified to evaluate the Merger with GFT. The Flag Ship board of directors and management collectively have extensive transactional experience. In particular, in addition to its review of GFT’s equity value and the consideration to be paid in connection with the proposed Merger, the Flag Ship board of directors considered the following reasons or made the following determinations, as applicable:

●	GFT satisfies a number of acquisition criteria that Flag Ship had established to evaluate prospective business combination targets. The Flag Ship board of directors considered the business, history, prospects, credibility, and valuation of GFT and its affiliates, including (a) GRT’s well established market position in China’s functional coating composite materials market; (b) GRT’s sustainable business models, demonstrated by its track record of rapid growth in a large addressable market; (c) GRT’s credible roadmap to expand horizontally over time; (d) its experienced management team, with deep industry expertise and proven track records; and (e) GRT’s solid historical financial performance with strong cash flow. As a result, the board of directors of Flag Ship determined that GFT satisfies a number of criteria and guidelines set forth during the IPO, including (i) unique competitive advantage in the markets and/or underexploited growth opportunities; (ii) strong management team that can create significant value; and (iii) potential to generate strong free cash flow.

●	Favorable prospects for future growth. Information from Flag Ship and GFT’s management regarding (i) GFT’s business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic business goals and objectives; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within GFT’s industry.

●	Visionary management team with a proven track record of innovation and execution. GFT and GRT are led by a management team with extensive experience in the coating material industry, encompassing research and development, and many of them are pioneers in coating material industry.

●	Best Available Opportunity. The Flag Ship board of directors determined, after a thorough review of other business combination opportunities reasonably available to Flag Ship, that the proposed Merger represents the best potential business combination for Flag Ship based upon the process utilized to evaluate and assess other potential acquisition targets, and the Flag Ship board of directors’ belief that such processes had not presented a better alternative.

●	Continued Significant Ownership by GFT. The Flag Ship board of directors considered that GFT’s existing equity holders would not be subject substantial dilution in the proposed Merger. The current GFT Shareholders are expected to own approximately [●]% of the outstanding GFT Class A Ordinary Shares, assuming none of Flag Ship’s Public Shareholders exercise their redemption rights in connection with the Merger.

●	Use of Retained Proceeds. As represented by GFT’s management, the proceeds to be delivered to GFT in connection with the Merger (including funds that remain in Flag Ship’s trust account after giving effect to payments for redemptions), are expected to remain on the balance sheet of GFT after Closing in order to fund GFT’s existing operations and support new and existing growth initiatives. The Flag Ship board of directors considered these benefits to be realized as a result of the Merger.

●	Likelihood of Closing the Merger. The Flag Ship Board believes that an acquisition by Flag Ship has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

●	Due Diligence. The Flag Ship Board reviewed and discussed in detail the results of the due diligence examination of GRT and GFT conducted by Flag Ship’s management team and Flag Ship’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of GRT and GFT regarding their business plan, operations, and prospects including historical growth trends and market share information as well as end-market size, evaluation analyses with respect to the Merger, review of material contracts, GFT’s audited and unaudited financial statements and other material matters, as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence;

●	Financial Condition. The Flag Ship Board also considered factors such as GFT’s historical financial results, outlook, financial plan, and debt structure. In considering these factors, the Flag Ship Board reviewed GFT’s historical growth and its current prospects for growth if GFT achieves its business plan and various historical and current balance sheet items of GFT.

●	Negotiated Transaction. The Flag Ship Board considered the terms and conditions of the Transaction Agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the indemnification obligations of Flag Ship’s equity holders, the conditions to each party’s obligation to consummate the Merger and the termination provisions, as well as the strong commitment by both Flag Ship and Flag Ship to complete the Merger.

●	Fairness Opinion. The Flag Ship Board considered HRA’s fairness opinion, in which HRA opined that the Merger is “fair” to the shareholders of Flag Ship from a financial perspective.

The Flag Ship board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger, including but not limited to the following:

●	Business risk. The risk that the future financial performance of GFT may not meet the Flag Ship board of directors’ expectations due to factors in GFT’s control or out of GFT’s control, such as GFT’s failure to continuously innovate, to attract and retain customers, to adapt to new businesses, to obtain sufficient capital, to maintain its competitive edge in the gaming business, among others.

●	Industry risk. The risk that the coating material industry in which GFT operates is highly competitive.

●	Closing of the Merger May Not Occur. The risks and costs to Flag Ship if the Merger is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in Flag Ship being unable to effect a business combination within the timeframe set forth under Flag Ship’s current charter, forcing Flag Ship to liquidate the trust account.

●	Current Public Shareholders Exercising Redemption Rights. The potential that a significant number of Public Shareholders elect to redeem their Public Shares prior to the consummation of the Merger and pursuant to the Flag Ship Charter, which would potentially make the Merger more difficult to complete.

●	Closing Conditions of the Merger. The fact that the Closing is conditioned on satisfying certain closing conditions, many of which are not within Flag Ship’s control.

●	Flag Ship Shareholders Not Holding a Majority Position in GFT. The fact that Flag Ship Shareholders will not hold a majority position in GFT following the Merger, which will reduce the influence that Flag Ship’s current shareholders have on GFT’s management.

●	Post-Closing Corporate Governance. The fact that post-Closing, Mr. Yongnan Zhou will own voting power of approximately [●]% of total issued and outstanding GFT Class A and Class B Ordinary Shares assuming a No Redemption Scenario. Given Mr. Zhou’s voting power over the GFT Class A and Class B Ordinary Shares as described in this paragraph, he will effectively be able to nominate, appoint, and remove the entirety of GFT’s board of directors. Mr. Zhou will therefore have control over matters requiring shareholder approval by ordinary resolution and control over matters requiring shareholder approval by special resolution, including significant corporate transactions, such as a merger or sale of GFT or its assets.

●	Litigation Related to the Merger. The risk of potential litigation challenging the Merger.

●	No Survival of Remedies for Breach of Representations, Warranties, or Covenants of GFT. The Merger Agreement provides that Flag Ship will not have any surviving remedies against GFT or its equity holders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of GFT set forth in the Merger Agreement. As a result, Flag Ship Shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of GFT prior to the Closing, whether determined before or after the Closing, without any ability to recover for the amount of any damages. The Flag Ship Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equity holders of GFT will be, collectively, the majority equity holders in GFT and therefore would bear a majority of any such losses.

●	Transaction Fees and Expenses Incurred by Flag Ship. The substantial transaction fees and expenses to be incurred in connection with the Merger and the negative impact of such expenses on Flag Ship’s cash reserves and operating results if the Merger is not completed.

●	Negative Impact Resulting from the Announcement of the Merger. The possible negative effect of the Merger and public announcement of the Merger of Flag Ship’s financial performance, operating results, and share price.

●	Regulatory Affairs. The Flag Ship Board considered the impact of the review of the Merger by various regulatory agencies, including those in the PRC.

●	Listing Risks. The challenges associated with preparing GFT for the applicable disclosure and listing requirements to which it will be subject as a publicly traded company in the United States.

●	Benefits May Not Be Achieved. The risks that the potential benefits of the Merger may not be fully achieved or may not be achieved within the expected timeframe;

●	Market Volatility. The possibility that the market for GFT Class A Ordinary Shares experiences volatility and disruptions, causing deal disruption

●	Liquidation of Flag Ship. The risks and costs to Flag Ship if the Merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Flag Ship being unable to effect a business combination within the required time period provided for in the Flag Ship Charter.

●	Interests of Certain Persons. The Sponsors and Flag Ship’s officers and directors have interests in the Merger that are different from or in addition to (and which may conflict with) the interests of the Public Shareholders (see “— Interests of Certain Persons in the Merger”);

●	Fees and Expenses. The fees and expenses associated with completing the Merger.

●	Other Risks. Other factors that the Flag Ship Board deemed relevant, including various other risks associated with the Merger, Flag Ship’s business, and GFT’s business as described under Risk Factors.

Recommendation of the Flag Ship Board

The Flag Ship Board has determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Flag Ship and its shareholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its shareholders for approval at the Shareholder Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Flag Ship Board recommends that Flag Ship’s shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the NTA Amendment Proposal, and “FOR” the Adjournment Proposal (if necessary). See the section entitled “Proposal No. 2: The Business Combination Proposal — Recommendation of the Flag Ship Board and Reasons for the Merger” for additional information.

Flag Ship’s directors and officers may have financial interests in the Merger that are different from, or in addition to, their interests as shareholders of Flag Ship and the interests of shareholders of Flag Ship generally. The existence of financial and personal interests of one or more of Flag Ship’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Flag Ship and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of Certain Persons in the Merger.”

Satisfaction of 80% Test

It is a requirement under the Flag Ship Articles and Nasdaq rules that any business acquired by Flag Ship have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account, which were subsequently waived) at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of the Merger Agreement with GFT was approximately $69,813,904.66 and 80% thereof represents approximately $55,851,123.73. In determining whether the 80% requirement was met, rather than relying on any one factor, Flag Ship’s Board of Directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and the discussion in this proxy statement under the caption “Proposal 2” as well as quantitative factors, such as the anticipated implied equity value of the combined company being approximately $800 million with no material debt expected to be outstanding. Based on the qualitative and quantitative information used to approve the Merger described herein, Flag Ship’s Board of Directors determined that the foregoing 80% net asset requirement was met. Flag Ship’s Board of Directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Accounting Treatment

The Merger will be accounted for as a recapitalization through an asset acquisition and not a business combination as Flag Ship does not meet the definition of a business in accordance with GAAP. For more information, see “The Merger — Accounting Treatment.”

Ownership of GFT after Closing

Upon consummation of the Merger, the Flag Ship Shareholders will become GFT shareholders. Prior to the date that Flag Ship entered into the Merger Agreement, the Flag Ship Public Shareholders who held shares issued in the IPO owned approximately 77.85% of the issued and outstanding Flag Ship Ordinary Shares. As of June 30, 2025, there were 6,900,000 Public Shares issued and outstanding. Subsequently, in connection with the approval of the reduction of the extension fee at the Extraordinary General Meeting held by Flag Ship on August 26, 2025, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash. After giving effect to the Merger and to the issuance of (1) 1,986,800 GFT Class A Ordinary Shares in exchange for the Flag Ship Ordinary Shares held by Sponsor, including GFT Class A Ordinary Shares issuable upon conversion of the Flag Ship Rights held by Sponsor, (2) GFT Class A Ordinary Shares at each level of redemptions in the table shown below in exchange for Flag Ship Ordinary Shares held by Flag Ship Public Shareholders, including in each case 690,000 GFT Class A Ordinary Shares to be issued upon conversion of the Flag Ship Rights held by the Flag Ship Public Shareholders, and (3) 5,200,000 GFT Class A Ordinary Shares to the Financial Advisors, it is anticipated that, upon completion of the Merger:

(i)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming no further redemptions;

(ii)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming 25% redemptions (as defined below);

(iii)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming 50% redemptions (as defined below);

(iv)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming 75% redemptions (as defined below); and

(v)	the ownership interests in GFT of Flag Ship Public Shareholders will be [●]% and the ownership interests in GFT of the Sponsor and its affiliates will be [●]%, assuming maximum redemptions (as defined below).

The tables below show the anticipated ownership of GFT upon completion of the Merger, along with other potential sources of dilution. The tables show the potential impact of redemptions on the share ownership by non-redeeming shareholders in (i) a no redemption scenario, (ii) 25% redemption scenario, (iii) 50% redemption scenario, (iv) 75% redemption scenario, and (v) maximum redemption scenario. The levels of ownership presented in the tables below assume that 5,200,000 GFT Class A Ordinary Shares are issued to the Financial Advisors. The information in the tables below has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below table. In addition, certain percentages presented in the tables below reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Flag Ship Public Shares(6)	3,752,517	7.37%	2,986,888	5.95%	2,221,259	4.50%	1,455,629	2.99%	690,000	1.44%
Sponsor/Insiders Existing Shares(7)	1,986,800	3.90%	1,986,800	3.96%	1,986,800	4.02%	1,986,800	4.08%	1,986,800	4.15%
Existing GFT Shareholders	40,000,000	78.52%	40,000,000	79.72%	40,000,000	80.96%	40,000,000	82.23%	40,000,000	83.55%
Financial Advisors	5,200,000	10.21%	5,200,000	10.36%	5,200,000	10.52%	5,200,000	10.69%	5,200,000	10.86%
Total Shares Outstanding	50,939,317	100%	50,173,688	100%	49,408,059	100%	48,642,429	100%	47,876,800	100%

(1)	This scenario assumes that no further Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that an additional 765,629 Public Shares are redeemed by Public Shareholders.
(3)	This scenario assumes that an additional 1,531,259 Public Shares are redeemed by Public Shareholders.
(4)	This scenario assumes that an additional 2,296,888 Public Shares are redeemed by Public Shareholders.
(5)	This scenario assumes that the remaining 3,062,517 Public Shares are redeemed by Public Shareholders.
(6)	Includes an aggregate of 690,000 Flag Ship Ordinary Shares to be issued upon conversion of the outstanding Flag Ship Rights upon consummation of the Merger.
(7)	Includes an aggregate of 23,800 GFT Class A Ordinary Shares to be issued upon conversion of the Flag Ship Private Rights upon consummation of the Merger.

Pursuant to the underwriting agreement with Flag Ship’s underwriter in its IPO, Flag Ship will pay a fixed amount of $1,725,000 to the IPO Underwriter as a deferred underwriting commission. This fee is equal to 5.4%, 7.2%, 10.8% and 21.7% of the gross proceeds of the IPO assuming no redemption, 25% redemption, 50% redemption, 75% redemption, and maximum redemption, respectively. The number of Public Shares that are redeemed in connection with the Merger will not reduce this fee payable to the IPO Underwriter. As a result, such fee will represent a greater percentage of dilution as the number of Flag Ship Public Shares being redeemed increases. The following table shows the per share value of Ordinary Shares held by non-redeeming holders of Flag Ship and the effective underwriting fee on a percentage basis for shares under a range of redemption scenarios:

	No Redemption scenario		25% Redemption scenario		50% Redemption scenario		75% Redemption scenario		Maximum Redemption scenario
Shares		3,062,517		2,296,888		1,531,259		765,629		-
Book value per share	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]
Cash left in Trust Account (at June 30, 2025)		$31,834,109		$23,875,582		$15,917,054		$7,958,528		$-
Deferred Underwriting Fee Payable to the IPO Underwriter		$1,725,000		$1,725,000		$1,725,000		$1,725,000		$1,725,000
Effective underwriting commission(1)		5.4%		7.2%		10.8%		21.7%		N/A

(1)	Calculated as deferred underwriting commission of $1,725,000 divided by cash left in the Trust Account post redemption.

All of the relative per share value information above is for illustrative purposes only and is based upon certain assumptions as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Additionally, the relative per share value information above assumes the Merger was consummated on [●], 2025. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Interests of Certain Persons in the Merger

In considering the unanimous recommendation of the Flag Ship Board to vote in favor of the Merger, Flag Ship Public Shareholders should be aware that, aside from their interests as shareholders, Sponsor and certain members of Flag Ship management have interests in the Merger that are different from, or in addition to, those of other Flag Ship Public Shareholders generally. The existence of financial and personal interests of one or more of Flag Ship’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Flag Ship and Flag Ship Shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. Flag Ship’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, and in recommending to Flag Ship Shareholders that they approve the Merger. Flag Ship Shareholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things:

●	The Sponsor and Flag Ship’s management are not entitled to redemption rights with respect to any Flag Ship Founder Shares and have agreed to waive redemption rights with respect to any Flag Ship Public Shares held by them in connection with the consummation of the Merger. No person was paid any consideration in exchange for these waivers. Additionally, the Sponsor and Flag Ship management are not entitled to liquidation rights with respect to any Founder Shares held by them if Flag Ship fails to consummate its initial business combination by the Deadline Date. If Flag Ship does not complete its initial business combination within such applicable time period, the proceeds of the sale of the Flag Ship Private Units held in the Trust Account will be used to fund the liquidation of the Flag Ship Public Shares, and the Flag Ship Rights will expire without the receipt of any value by the holders of such Rights. Accordingly, the Founder Shares would be worthless if the Merger or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares. Since Sponsor and Flag Ship management directly or indirectly own Flag Ship Ordinary Shares and Flag Ship Private Rights and have a pecuniary interest in such shares through their ownership interest in the Sponsor, Flag Ship management may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the initial business combination and Flag Ship’s Sponsor and management have a financial incentive to see the Merger consummated rather than losing whatever value is attributable to the Flag Ship Founder Shares.

●	The fact that the Sponsors and Flag Ship’s officers and directors have certain economic interests in the Merger including:

●	that the Sponsor paid an aggregate of $25,000 for 1,725,000 Founder Shares currently owned by the Sponsor (approximately $0.01 per share), in which certain of Flag Ship’s directors and executive officers hold an indirect interest. The Sponsor also paid an aggregate of $2,380,000 for 238,000 Flag Ship Private Units. The Founder Shares and Private Units may have a significantly higher value at the time of the Merger, and if unrestricted and freely tradable, the Founder Shares would be valued at approximately $[●] based upon the closing price of $[●] per Flag Ship Ordinary Share on Nasdaq on the Record Date and the Private Units would be valued at approximately $[●], based upon the closing price of $[●] per Public Unit on Nasdaq on the Record Date;

●	that Sponsor currently holds an aggregate of 238,000 Flag Ship Rights, which will expire worthless if an initial business combination is not consummated, which if unrestricted and freely tradable would be valued at approximately $[●], based on the closing price of the Flag Ship Rights of $[●] per right on the Record Date for the Flag Ship Shareholders’ Meeting;

●	that given the differential in the purchase price that Sponsor paid for the Flag Ship Founder Shares as compared to the price of the Flag Ship Units sold in the Flag Ship IPO, Sponsor and its affiliates may earn a positive rate of return on their investment even if the GFT Class A Ordinary Shares trade below the price initially paid for the Flag Ship Units in the Flag Ship IPO and the Flag Ship Public Shareholders experience a negative rate of return following the completion of the Merger. For example, based upon the closing price of $[●] per Flag Ship Ordinary Share on Nasdaq on the Record Date, the Sponsor would earn a positive rate of return on the Founder Shares of $[●];

●	that Flag Ship has borrowed certain amounts from the Sponsor pursuant to a promissory note which provides for up to $1,200,000 in working capital loans (as of June 30, 2025, the principal amount due and owing was $930,351);

●	based on the value of the Flag Ship securities invested in and the amount of the loans and unreimbursed expenses as set forth below, the aggregate amount that the Sponsor and Flag Ship’s officers and directors have at risk is $[●]; and

●	the Sponsor and Flag Ship’s officers and directors will lose their entire investment in Flag Ship if the Merger is not consummated within the required time period.

●	The fact that certain members of Flag Ship management collectively own, directly or indirectly, a material interest in Sponsor.

●	Sponsor and Flag Ship management may have a conflict of interest with respect to evaluating a business combination and financing arrangements as Flag Ship may obtain loans from Sponsor or an affiliate of Sponsor or any of Flag Ship management to finance transaction costs in connection with the initial business combination.

●	The fact that if the SPAC Sponsor was to loan any amount(s) to Flag Ship and/or incur any fees or out-of-pocket expenses on Flag Ship’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and constitute Sponsor compensation. If any such amounts were loaned or incurred and Flag Ship failed to complete an initial business combination before its deadline pursuant to the Flag Ship Charter, as may be amended to extend such date, such amounts would be forfeited. As of June 30, 2025, there is a principal amount of $930,351 outstanding under the note payable to the Sponsor and $[●] in fees due or out-of-pocket expenses to be repaid by Flag Ship to the Sponsor. Further, however, Flag Ship may incur additional loans to the Sponsor and/or Flag Ship’s officer and directors or become obligated to repay additional fees or out-of-pocket expenses to such persons after the date of this proxy statement/prospectus, and such amounts would not be repaid unless Flag Ship consummates its initial business combination within the required time period.

●	The Flag Ship Charter provides that Flag Ship renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any member of Flag Ship management on the one hand, and Flag Ship, on the other hand, or the participation of which would breach any existing legal obligation, under applicable law or otherwise, of a member of Flag Ship management to any other entity. Flag Ship is not aware of any such corporate opportunities not being offered to Flag Ship and does not believe that waiver of the corporate opportunities doctrine has materially affected Flag Ship’s search for an acquisition target or will materially affect Flag Ship’s ability to complete an initial business combination.

●	If the Trust Account is liquidated, including in the event Flag Ship is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify Flag Ship to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Flag Ship Public Share, or such lesser amount per Flag Ship Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to Flag Ship or (b) a prospective target business with which Flag Ship has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account.

●	The fact that Sponsor will benefit from the completion of an Initial Merger and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Flag Ship Shareholders rather than liquidate.

●	The fact that Flag Ship has a right to propose a director nominee for the post-closing GRT board of directors.

●	That Flag Ship entered into an agreement, commencing on the date its securities were first listed on Nasdaq and up to the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor or an affiliate a monthly fee of US$10,000 for office space, secretarial and administrative support; as of June 30, 2025, a total of $100,000 of service fees have been accrued by Flag Ship for services rendered by the Sponsor pursuant to the administrative services agreement.

●	The fact that GFT will indemnify Sponsor and its affiliates and their respective present and former directors and officers for a period of six years from the Closing, in connection with any claim, action, suit, proceeding or investigation and Sponsor’s ownership of Flag Ship securities or its control or ability to influence Flag Ship and the Merger agreement provides that GFT will purchase, at or prior to the Closing, and maintain in effect for a period of six years after the Closing, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain Flag Ship directors and officers after the Merger.

●	The fact that if the Merger or another business combination is not consummated within the required time period, Flag Ship will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the Flag Ship Board, liquidating and dissolving.

●	The terms and provisions of the Ancillary Agreements as set forth in detail under the subsection entitled “The Merger — Related Agreements.”

The table set forth below summarizes the existing interests in Flag Ship securities and the anticipated interests of Sponsor and Flag Ship management as of Closing along with the value of such interests based on, in the case of Sponsor’s and Flag Ship management’s interests, the closing price of the Flag Ship Public Shares and Flag Ship Rights as of [●], 2025, which would be lost if an initial business combination is not completed by the Deadline Date.

Name of Holder	Type of Holder	Total Purchase Price/Capital Contributions	Number of Founder Shares	Number of Private Placement Shares	Number of Private Placement Rights	Number of GFT Class A Ordinary Shares
Whale Management Corporation(1)	Sponsor	$2,405,000	1,725,000	238,000	238,000	1,986,800
Matthew Chen(2)	CEO & Chairman	$2,405,000	1,725,000	238,000	238,000	1,986,800
Luhuan Zhong	CFO	$0	0	0	0	0
Shan Cui	Director	$0	0	0	0	0
Pai Liu	Director	$0	0	0	0	0
Wen He	Director	$0	0	0	0	0

(1)	The Sponsor paid an aggregate of $25,000 for 1,725,000 Founder Shares prior the Flag Ship’s IPO. On June 20, 2024, the Sponsor purchased the Private Placement Units contemporaneously with the closing of the IPO. Each of our officers and directors is a shareholder of the Sponsor; however, only our Chairman holds voting securities in the Sponsor and is the sole director of the Sponsor with the power to vote or dispose of the securities held by the Sponsor.
(2)	Matthew Chen serves as manager for the Sponsor and may be deemed to beneficially own shares held by it by virtue of his control over the Sponsor.

The personal and financial interests of the Sponsor as well as Flag Ship’s executive officers and directors may have influenced their motivation in identifying and selecting GFT as a business combination target, completing the Merger with Flag Ship and influencing the operation of the business following the Merger. The existence of such financial and personal interests may result results in conflicts of interest on the part of the Sponsor and such executive officers and directors between what he, she, or they may believe is in the best interests of Flag Ship and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In considering the recommendations of the Flag Ship Board to vote for the proposals, its shareholders should consider these interests. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of Certain Persons in the Merger.”

Certain Engagements in Connection with the Merger and Related Transactions

Deferred Underwriting Commission

The underwriters of Flag Ship’s Initial Public Offering are entitled to a deferred fee of two and one-half percent (2.5%) of the gross proceeds of the Initial Public Offering, or $1,725,000. The deferred fee will be paid in cash upon the closing of the Merger from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Interest of Financial Advisors in the Merger

Leading Edge, LLC (“Leading Edge”) was retained by Flag Ship, effective as of August 19, 2024, to provide financial advisory services including analyzing the target’s business, operations and financing plans, and preparing investor presentation and roadshow materials. Prior to entering into the initial retainer agreement with Leading Edge, Flag Ship did not have a pre-existing relationship with Leading Edge. Immediately upon introducing Flag Ship to GFT, Leading Edge requested to serve as the financial advisor for Flag Ship on non-exclusive basis in connection with the GFT transaction. Flag Ship expressed an interest in retaining Leading Edge as its financial advisor and both parties began discussing the retainer letter. Due to Leading Edge’s role in introducing Flag Ship to GFT, Flag Ship decided to engage Leading Edge as its financial advisor in connection with the GFT transaction. As compensation for its professional services, Leading Edge has agreed to be paid entirely in Ordinary Shares of Flag Ship which will be converted into GFT Class A Ordinary Shares, in an amount of 2,400,000 Flag Ship ordinary share upon the closing of the Merger.

Dao Capital Group Ltd (“Dao Capital”) had served as a financial adviser to GRT when GRT was listed at KOSDAQ. Dao Capital was retained by GRT on December 28, 2023 to provide financial advisory services, including guiding GRT to formulate its strategy in global capital markets, advising GRT on the options to complete a dual listing on NASDAQ (as GRT has already listed at KOSDAQ) and preparing necessary financing documentations, assisting GRT to establish/improve its internal control system to meet the NASDAQ’s listing requirements, searching for and negotiating with the strategic investors, searching for and negotiating with potential target companies and recommending the SPACs suitable for GRT to acquire or merge with if GRT decides to pursue a listing on NASDAQ through a merger with a SPAC, preparing investor presentations and roadshow materials; coordinating with all relevant parties and managing/facilitating the whole process of the dual listing on NASDAQ. In about March 2025, in anticipating that GRT would not be able to complete the listing at NASDAQ at the anticipated time, Dao Capital recommended that GFT to be the public company to be listed on NASDAQ. As compensation for its professional services, Dao Capital agreed to receive (i) a cash fee equal to 3% of the total funds raised after GFT is successfully listed on NASDAQ and (ii) 2,800,000 GFT Class A Ordinary Shares to be issued upon closing of the Merger.

Potential Dilution to Non-Redeeming Flag Ship Public Shareholders

The unadjusted net tangible book value of Flag Ship as of its most recent balance sheet date, June 30, 2025, is $69,701,723, equating to Flag Ship’s total assets of $72,365,816 minus its total liabilities of $2,664,093. As of such date, Flag Ship had a total of 8,863,000 shares issued and outstanding, consisting of 1,963,000 shares held by its initial shareholders and 6,900,000 shares held by Public Shareholders and subject to redemption. Therefore, Flag Ship’s unadjusted net tangible book value per share as of its most recent balance sheet date is approximately $7.86 per share. Subsequently, in connection with the approval of the reduction of the extension fee at the Extraordinary General Meeting held by Flag Ship on August 26, 2025, holders of 3,837,483 Public Shares elected to redeem their Public Shares for an aggregate amount of approximately $40,447,070 in cash.

Flag Ship’s net tangible book value and net tangible book value per share, as adjusted, is calculated as follows:

Numerator	No Redemption(1)	25% Redemption(2)	50% Redemption(3)	75% Redemption(4)	Maximum Redemption(5)
Total assets as of June 30, 2025	$31,918,745	$31,918,745	$31,918,745	$31,918,745	$31,918,745
Amount redeemed from trust account	-	(7,958,527)	(15,917,054)	(23,875,581)	(31,834,109)
Total assets after redemption	31,918,745	23,960,218	16,001,691	8,043,164	84,637
Total liabilities as of June 30, 2025	(2,664,093)	(2,664,093)	(2,664,093)	(2,664,093)	(2,664,093)
Transaction expenses	(2,192,594)	(2,192,594)	(2,192,594)	(2,192,594)	(2,192,594)
Adjusted net tangible book value	$27,062,059	$19,103,531	$11,145,004	$3,186,477	$(4,772,050)

Denominator	Shares	Shares	Shares	Shares	Shares
FSHP public shares	3,062,517	2,296,888	1,531,259	765,629	-
FSHP sponsor shares	1,725,000	1,725,000	1,725,000	1,725,000	1,725,000
FSHP private placement shares	238,000	238,000	238,000	238,000	238,000
Financial advisor(7)	5,200,000	5,200,000	5,200,000	5,200,000	5,200,000
FSHP public rights(8)	690,000	690,000	690,000	690,000	690,000
FSHP private rights(9)	23,800	23,800	23,800	23,800	23,800
Total shares (as adjusted)	10,939,317	10,173,688	9,408,059	8,642,429	7,876,800

	No Redemption	25% Redemption	50% Redemption	75% Redemption	Maximum Redemption
Initial public offering per share of Flag Ship (IPO price)	$10.00	$10.00	$10.00	$10.00	$10.00
Adjusted net tangible book value per share (NVPS)	2.47	1.88	1.18	0.37	(0.61)
Difference between IPO price and NVPS	$7.53	$8.12	$8.82	$9.63	$10.61

The above tables sets forth, with respect to each material transaction reasonably likely to occur in connection with the Merger while excluding the Merger itself, across potential redemption levels, (i) the number of ordinary shares of the combined company to be issued pursuant to such material transaction, (ii) the as-adjusted net tangible book value per share (the “NVPS”) of Flag Ship ordinary shares issued and outstanding after giving effect to such material transaction, and (iii) the difference between such as-adjusted NVPS, in the given redemption scenario, and the Flag Ship IPO offering price per share of $10.00 (the “Difference”).

In addition, the below table shows the valuation of Flag Ship at or above which, after factoring in the potential dilution caused by such material transaction, the non-redeeming Public Shareholders’ interest per Flag Ship ordinary share would be at least the Flag Ship IPO offering price per share of $10.00 (the “Equalizing Company Value” or “ECV”). ECV is calculated by multiplying the Flag Ship IPO offering price per share of $10.00 by the aggregate number of GFT Ordinary Shares outstanding after giving effect to the issuance of the shares representing the potential dilution sources less the number of Flag Ship Public Shares redeemed at each redemption level set forth in the below table.

	No Redemption(1)		25% Redemption(2)		50% Redemption(3)		75% Redemption(4)		Maximum Redemption(5)
Potential Sources of Dilution:	Shares	ECV	Shares	ECV	Shares	ECV	Shares	ECV	Shares	ECV
Outstanding FSHP Shares	5,025,517		4,259,888		3,494,259		2,728,629		1,963,000
GFT shareholders(6)	40,000,000		40,000,000		40,000,000		40,000,000		40,000,000
Financial advisor(7)	5,200,000		5,200,000		5,200,000		5,200,000		5,200,000
FSHP public rights(8)	690,000		690,000		690,000		690,000		690,000
FSHP private rights(9)	23,800		23,800		23,800		23,800		23,800
Total(10)	50,939,317	$509,393,170	50,173,688	$501,736,878	$49,408,059	$494,080,585	48,642,429	$486,424,293	47,876,800	$478,768,000

(1)	Assuming No Redemptions: This presentation assumes that no additional Flag Ship Public Shareholders elect to have their Flag Ship Public Shares redeemed for cash in connection with the Merger and there are no Flag Ship Shares for which appraisal rights are being exercised. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594 to account for the estimated total Merger transaction expenses. In this scenario:(i) a total of 10,939,317 shares would be issued and outstanding, consisting of 3,062,517 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) Flag Ship would have total assets of $31,918,745, an adjusted net tangible book value of $27,062,059 and adjusted NVPS of $2.47, such adjusted NVPS being equal to the $27,062,059 as-adjusted net tangible book value divided by 10,939,317 shares.
(2)	Assuming 25% Redemptions: This presentation assumes that 765,629 Flag Ship Public Shares are redeemed for aggregate redemption payments of $7,958,527, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total Merger transaction expenses. In this scenario (i) a total of 10,173,688 shares would be issued and outstanding, consisting of 2,296,888 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) the aggregate redemption payments of $7,958,527would be subtracted from the assets of Flag Ship, resulting in total assets of $23,960,218, an adjusted net tangible book value of $19,103,531, and adjusted NVPS of $1.88 such adjusted NVPS being equal to the $19,103,531 as-adjusted net tangible book value divided by 10,173,688 shares.
(3)	Assuming 50% Redemptions: This presentation assumes that 1,531,259 Flag Ship Public Shares are redeemed for aggregate redemption payments of $15,917,054, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total Merger transaction expenses. In this scenario (i) a total of 9,408,059 shares would be issued and outstanding, consisting of 1,531,259 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, (ii) the aggregate redemption payments of $15,917,054 would be subtracted from the assets of Flag Ship, resulting in total assets of $16,001,691, an adjusted net tangible book value of $11,145,004, and adjusted NVPS of $1.18, such adjusted NVPS being equal to the $11,145,004 as-adjusted net tangible book value divided by 9,408,951shares.
(4)	Assuming 75% Redemptions: This presentation assumes that 2,296,888 Flag Ship Public Shares are redeemed for aggregate redemption payments of $23,875,581, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total transaction expenses. In this scenario: (i) a total of 8,642,429 shares would be issued and outstanding, consisting of 765,629 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) the aggregate redemption payments of $23,875,581 would be subtracted from the assets of Flag Ship, resulting in total assets of $8,043,164, an adjusted net tangible book value of $3,186,477, and adjusted NVPS of $0.37, such adjusted NVPS being equal to the $3,186,477 as-adjusted net tangible book value divided by 8,642,429 shares.
(5)	Assuming Maximum Redemptions: This presentation assumes that all remaining Flag Ship Public Shares are redeemed for aggregate redemption payments of $31,834,109, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the Flag Ship Shareholders approve Proposal 3, the NTA Amendment Proposal, as described herein, which would permit us to proceed with the Merger transactions even if we will have less than $5,000,001 of net tangible assets as required under the current Flag Ship Charter. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total transaction expenses. In this scenario: (i) a total of 7,876,800 shares of Flag Ship would be issued and outstanding, consisting of 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) the aggregate redemption payments of $31,834,109 would be subtracted from the assets of Flag Ship, resulting in total assets of $84,637, an adjusted net tangible book value of $(4,772,050), and adjusted NVPS of $(0.61), such adjusted NVPS being equal to the $(4,772,050) as-adjusted net tangible book value divided by 7,876,800 shares.
(6)	GFT Shareholders: There are currently 40,000,000 GFT Ordinary Shares outstanding held by GFT’s shareholders, including 10,000,000 GFT Class A Ordinary Shares and 30,000,000 Class B Ordinary Shares. As such, (i) the total assets remaining and thus net tangible book value of the combined company at each respective redemption level will not change, while (ii) the total number of shares outstanding used to calculate NVPS at each respective redemption level will increase by 40,000,000.
(7)	Financial Advisors: In connection with the Merger, Flag Ship agreed to cause GFT to issue a total of 2,400,000 GFT Class A Ordinary Shares to Flag Ship’s financial advisor and GFT agreed to issue a total of 2,800,000 to its financial advisor upon the consummation of the Merger. In this scenario, (i) the total assets remaining and the net tangible book value of Flag Ship at each respective redemption level will not change, and (ii) the total number of shares outstanding used to calculate as-adjusted NVPS at each respective redemption level would increase by 5,200,000.
(8)	Flag Ship Public Rights: There are currently 6,900,000 Flag Ship Rights outstanding held by Public Shareholders, each of which will automatically convert into 1/10 of one Flag Ship Ordinary Share at Closing, for a total of 690,000 Flag Ship Ordinary Shares to be issued in respect of the Flag Ship Rights at Closing. Flag Ship will not receive any consideration for the issuance of 690,000 Flag Ship Ordinary Shares. As such, (i) the total assets remaining and the net tangible book value of Flag Ship at each respective redemption level will not change, while (ii) the total number of shares outstanding used to calculate NVPS at each respective redemption level will increase by 690,000.
(9)	Flag Ship Private Rights: There are currently 238,000 Flag Ship Rights outstanding held by Flag Ship’s initial shareholders, each of which will automatically convert into 1/10 of one Flag Ship Ordinary Share at Closing, for a total of 23,800 Flag Ship Ordinary Shares to be issued in respect of the Flag Ship Rights at Closing. Flag Ship will not receive any consideration for this issuance of 23,800 Flag Ship Ordinary Shares. As such, (i) the total assets remaining and thus net tangible book value of the combined company at each respective redemption level will not change, while (ii) the total number of shares outstanding used to calculate NVPS at each respective redemption level will increase by 23,800.
(10)	TOTAL: The figures represented in this row for each respective redemption scenario assume that each of the foregoing material transactions reasonably likely to occur in connection with the Merger has occurred, along with their effects on the as-adjusted total assets, net tangible book value and NVPS of Flag Ship. In each redemption scenario, net tangible book value per share is based on Flag Ship’s IPO price of $10.00 per share and subsequently reduced by the effect of the following dilutive events: (i) the GFT Shareholders’ ownership interest, (ii) the issuance of the GFT Class A Ordinary Shares to the Financial Advisors, (iii) the issuance of the GFT Class A Ordinary Shares upon conversion of the Flag Ship Public Rights, and (iv) the issuance of the GFT Class A Ordinary Shares upon conversion of the Flag Ship Private Rights.

Finally, as of the date of this proxy statement/prospectus, there is $[●] outstanding under a loan payable to the SPAC Sponsor and no fees due or out-of-pocket expenses to be repaid by Flag Ship to the SPAC Sponsor. This note will be repaid in cash and not be converted into Flag Ship Private Units. If the foregoing amounts were to change after the date of this proxy statement/prospectus, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and reduce the total assets or net tangible book value of the combined company. Further, up to $1,500,000 of loans may be convertible into Flag Ship Private Units at $10.00 per Flag Ship Private Unit at the option of the lender, which would cause dilution to the non-redeeming shareholders. As of the date of this proxy statement/prospectus, no convertible loans have been made to Flag Ship. Such potential loans, fees and out-of-pocket expenses have not been factored into the calculations in the above presentation because it is not materially probable that any will accrue after the date of this proxy statement/prospectus.

Other than as described above in this “Potential Dilution to Non-Redeeming Flag Ship Public Shareholders” section of the proxy statement/prospectus, there are no additional material potential sources of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Merger.

Regulatory Matters

The Merger is not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the Cayman Islands necessary to effectuate the Merger, (ii) filings of solicitation materials required pursuant to Rule 14a-12 of the Exchange Act, and (iii) filings required to be made with the CSRC.

Listing of GFT Class A Ordinary Shares

GFT has filed an initial listing application for the GFT Class A Ordinary Shares on The Nasdaq Capital Market, effective as of the Closing Date, but such listing is subject to GFT fulfilling all of the listing requirements of The Nasdaq Global Market. There can be no assurance that the GFT Class A Ordinary Shares will be accepted for trading on The Nasdaq Capital Market.

Delisting and Deregistration of Flag Ship Shares

Conditioned on the approval for listing on The Nasdaq Capital Market of the GFT Class A Ordinary Shares, in exchange of existing Flag Ship Shares, holders of Flag Ship Shares will receive Class A Ordinary Shares of GFT, immediately following the Closing. As a result, Flag Ship Shares will be delisted from The Nasdaq Global Market and deregistered with the SEC.

Risks and Uncertainties Relating to Doing Business in China

GFT faces various risks and uncertainties related to doing business in mainland China. GFT’s business operations are primarily conducted in mainland China, and it is subject to complex and evolving laws and regulations in mainland China. For example, it faces risks associated with regulatory approvals on offshore offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact its ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in its operations and the value of GFT’s securities, significantly limit or completely hinder its ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Risk Factors — Risks Relating to Doing Business in China.”

The PRC government has significant authority in regulating GFT’s operations and may influence its operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder GFT’s ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Risk Factors — Risks Relating to Doing Business in China — Failure to meet the PRC government’s complex regulatory requirements on and significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.”

Risks and uncertainties arising from the legal system of mainland China, including risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in GFT’s operations and the value of its securities. For more details, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. GFT’s auditor is headquartered in Singapore and is and will be subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of GFT’s auditor, and such auditor was not subject to the determinations announced by the PCAOB on December 16, 2021. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and GFT uses an accounting firm headquartered in one of these jurisdictions to issue an audit report on its financial statements filed with the SEC, GFT would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCAA, GFT’s securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if it is identified as a Commission-Identified Issuer for two consecutive years in the future. If GFT’s securities are prohibited from trading in the United States, there is no certainty that it will be able to list on a non-U.S. exchange or that a market for its securities will develop outside of the United States. In the event of such prohibition, the Nasdaq may determine to delist our securities. The delisting of GFT’s securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Permissions Required from the PRC Authorities for GFT’s Operations

GFT conducts its business in mainland China primarily through its PRC subsidiaries. Its operations in mainland China are governed by laws and regulations of mainland China. Many aspects of GFT’s business depend on obtaining and maintaining licenses, approvals, permits or qualifications from PRC regulators. Obtaining such approvals, licenses, permits or qualifications depends on GFT’s compliance with regulatory requirements, as applicable. PRC regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement laws and regulations. Based on the legal advice of our PRC legal counsel and the PRC laws and regulations currently in effect, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, as of the date of this proxy statement/prospectus, GFT and its subsidiaries have obtained all of the licenses and approvals necessary to operate in China. As of the date of this proxy statement/prospectus, none of the applications by GFT or its subsidiaries for licenses or permits have been denied by the relevant governmental agency or authorities.

However, licensing requirements in China are constantly evolving, and GFT and the PRC subsidiaries may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that the PRC subsidiaries will be able to satisfy such regulatory requirements, and as a result, the PRC subsidiaries may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. Furthermore, the government authorities may subsequently require the PRC subsidiaries and the affiliated entities to obtain additional licenses, permits and approvals. If (i) GFT does not receive or maintain any required permissions or approvals, (ii) GFT inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and GFT becomes subject to the requirement of additional permissions or approvals in the future, there is no assurance that such permissions or approvals will be able to be obtained in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject GFT to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and GFT’s business, financial condition and results of operations may be materially and adversely affected. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — Uncertainties with respect to the legal system and changes in laws and regulations in mainland China could adversely affect us.”

In addition, the PRC government has recently sought to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The PRC subsidiaries and the affiliated entities may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact us. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities is required in connection with this Merger of our listing under laws of mainland China. However, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

Cash and Asset Flows through Organizations

Cash may be transferred within the group in the following manner: (1) GFT, Xingruixiang and GRT following the Business Combination may transfer funds to the China operating subsidiaries by way of capital contributions, inter-group advances or loans; (2) funds may be transferred from the China operating subsidiaries to GFT, as management service fees for services provided by GFT; and (3) the China operating subsidiaries, following the Business Combination, may make dividends or other distributions to GRT, which in turn, may make dividends to its shareholders, including Mr. Zhou individually and Xinruixiang as an entity shareholder. At that time, Mr. Zhou, pursuant to the VIE Agreements (see, Risks Relating to GFT’s Corporate Structure at page 103), shall transfer the dividends to Xinruixiang, which in turn, as the wholly owned subsidiary of GFT, may distribute the dividends it receives from GRT and the dividends it has control over through the VIE Agreements to GFT’s shareholders.

Though GFT has not maintained any cash management policies that dictate the purpose, amount and procedure for cash transfers among GFT, its subsidiaries, or investors, as GFT, Xinruixiang and GRT are holding companies, infusing capital to and receiving distributions from the PRC Subsidiaries must comply with relevant Chinese law. Cash transfers within the group must satisfy the working capital requirements of the respective operating entities and follow distribution rules and procedures set forth in the applicable law including PRC laws. After GRT receives distributions from its PRC Subsidiaries, it shall comply with Hong Kong law to declare the dividends and follow the KOSDAQ rules in distributing dividends to its shareholders, including Xinruixiang and Mr. Zhou. Distributions that would otherwise be received by Mr. Zhou will be directed to Xinruixiang pursuant to the VIE Agreements. As both GRT and Xinruixiang are holding companies organized under the laws of Hong Kong, other than complying with its own Articles of Association, it does not have other limitations to further distribute the dividends to GFT. GFT, as a company organized under the laws of Cayman Islands, other than complying with its own articles of association, are not subject to other limitations for it to further distribute the dividends to its shareholders. As an offshore holding company, GFT, following the Business Combination, may use the proceeds of its offshore fund-raising activities to provide loans or make capital contributions to subsidiaries in mainland China and Hong Kong, subject to the satisfaction of applicable regulatory requirements.

As of the date of this prospectus, no cash or any other assets have been transferred through GFT and its subsidiaries, including GRT, Xinruixiang and the PRC Subsidiaries. GFT was only incorporated in March 2025 and since its incorporation, no cash or any other assets have been transferred among GFT, and its subsidiaries, including GRT, Xinruixiang and the PRC Subsidiaries.

GFT currently conducts its operations through its subsidiaries in China. As a result, GFT’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by its subsidiaries. If any of its subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to GFT. In addition, its PRC subsidiaries are permitted to pay dividends to their direct parent, GRT, only out of their accumulated after-tax-profits upon satisfaction of relevant statutory conditions and procedures, if any, as determined in accordance with PRC accounting standards and regulations. Further, its PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of solvent liquidation of the companies.

Under laws and regulations of mainland China, GFT’s PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to GFT. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of its PRC subsidiaries. Furthermore, cash transfers from GFT’s PRC subsidiaries to entities outside of mainland China are subject to PRC governmental control on currency conversion. As a result, the funds in its PRC subsidiaries in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of restrictions and limitations on, the ability of the holding company, or its subsidiaries by the PRC government on such currency conversion. see “Risk Factors—Risks Relating to Doing Business in the PRC—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Risk Factors — Risks Relating to Doing Business in China — Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.”

Under laws of mainland China, GFT may provide funding to its PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration that it is not able to make direct capital contribution. GFT has established cash management policies to direct how funds are transferred among GFT and its subsidiaries to ensure the efficient and compliant handling of funds. These policies dictate that each cash transfer shall (i) go through approval processes, ensuring that only authorized personnel are involved in the transaction, (ii) be properly recorded, facilitating audits and financial reviews, and (iii) be in compliance with all applicable laws and regulations, including anti-money laundering and know-your-customer requirements.

Permission, Review and Filing Required from the Authorities in Mainland China Relating to the Transactions

The PRC government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements and similar matters. The revised Measures for Cybersecurity Review issued by Cyberspace Administration of China (the “CAC”) and several other administrations on December 28, 2021 (which took effect on February 15, 2022) also requires that, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct cybersecurity review in accordance with the revised Measures for Cybersecurity Review. In addition, on November 14, 2021, the CAC released the Regulations on Network Data Security (Draft for Comments), which clarified that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data, and if a data processor that processes personal data of more than one million users intends to list overseas, it must apply for a cybersecurity review. In addition, data processors that are listed overseas must carry out an annual data security assessment. Nonetheless, there remain substantial uncertainties with respect to the interpretation and implementation of these rules and regulations.

Further, according to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, issued by the China Securities Regulatory Commission, or the “CSRC,” on February 17, 2023, collectively the Overseas Listing Filing Rules, if a PRC domestic company intends to complete a direct or indirect overseas (i) initial public offering and listing, or (ii) listing of its assets through a single or multiple acquisitions, share swaps, shares transfers or other means, the issuer (if the issuer is a PRC domestic company) or its designated major PRC domestic operating entity (if the issuer is an offshore holding company), in each applicable event, the reporting entity, shall complete the filing procedures with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). According to the Overseas Listing Filing Rules and a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, if it is explicitly required (in the form of institutional rules) by any regulatory authority having jurisdiction over the relevant industry and field that regulatory procedures should be performed prior to the overseas listing of a PRC domestic company, such company must obtain the regulatory opinion, approval and other documents from and complete any required filing with such competent authority before submitting a CSRC filing. The reporting entity shall make a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs after obtaining its CSRC filing and before the completion of the offering and/or listing: (i) any material change to principal business, licenses or qualifications of the issuer; (ii) a change of control of the issuer or any material change to equity structure of the issuer; and (iii) any material change to the offering and listing plan. Once listed overseas, the reporting entity will be further required to report the occurrence of any of the following material events within three business days after the occurrence and announcement thereof to the CSRC: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer; (iii) change of the listing status or transfer of the listing board; and (iv) the voluntary or mandatory delisting of the issuer. In addition, the completion of any overseas follow-on offerings by an issuer in the same overseas market where it has completed its public offering and listing would necessitate a filing with the CSRC within three business days thereafter.

The Overseas Listing Filing Rules came into effect on March 31, 2023 and there remain substantial uncertainties with respect to its interpretation and implementation. Based on the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies published by the CSRC on February 17, 2023, or the Notice on the Overseas Listing Filing, and the set of Q&A published on the CSRC’s official website, which are in connection with the release of the Overseas Listing Filing Rules, the CSRC clarifies that (i) on or prior to the effective date of the Overseas Listing Filing Rules, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (ii) a transition period until September 30, 2023 will be granted to domestic companies which have already obtained the approval from overseas regulatory authorities or stock exchanges but have not completed the indirect overseas listing prior to the effective date of the Overseas Listing Filing Rules; if domestic companies fail to complete the overseas listing prior to September 30, 2023, they shall file with the CSRC according to the requirements. Based on the Overseas Listing Filing Rules, the Notice on the Overseas Listing Filing and the set of Q&A published on the CSRC’s official website, GFT is required to complete the filing procedures with the CSRC in connection with this Merger as required by the Overseas Listing Filing Rules prior to the listing of its securities on Nasdaq. As GRT is not the entity applying to list its shares at NASDAQ, GRT is not required to submit a filing with the CSRC; GFT, as the applicant to be listed at NASDAQ, is required to submit its filing with the CSRC with respect to the Merger and as of date of this proxy, GFT has submitted a filing with the CSRC with respect to the Merger.

As of the date of this proxy statement/prospectus, neither GRT nor GFT has been involved in any investigations on cybersecurity review initiated by the CAC and it has not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, CSRC or any other PRC authorities. Based on the opinion of mainland China legal counsel for GRT and GFT, GRT and GFT believe that, as of the date of this proxy statement/prospectus, the completion of the Merger does not require the application or completion of any cybersecurity review from PRC governmental authorities, including the CAC. However, given (i) the uncertainties with respect to the enactment, implementation, and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, it cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape.

If (i) the parties do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) the parties inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for the parties to obtain any permission, review or filing in the future, the parties may have to expend significant time and costs to comply with these requirements. If the parties are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, they may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions, and the parties’ ability to conduct business, invest into China as foreign investments or accept foreign investments, complete the Merger, or list on a U.S. or other overseas exchange may be restricted, and its business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, GFT’s ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of GFT’s securities may significantly decline. For more detailed information, see “Risk Factors — Risks Relating to Doing Business in China —” We conduct our business in a highly regulated environment and are subject to extensive regulations in China which affect our operations, and which could result in material changes in our operations and the value of our ordinary shares,” and “— The approval of and filing with the CSRC or other PRC government authorities is required in connection with this Merger of our listing under laws of mainland China. However, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to offering, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

Emerging Growth Company

Following the Merger, GFT will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the combined company’s securities less attractive as a result, there may be a less active trading market for the combined company’s securities and the prices of the combined company’s securities may be more volatile.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, the combined company has elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, the combined company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

The combined company will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the IPO, (b) in which it has total annual gross revenue of at least US$1.235 billion, or (c) in which the combined company is deemed to be a large accelerated filer, which means the market value of the combined company’s common equity that is held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which the combined company has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

GFT believes it will qualify as a foreign private issuer under the Exchange Act at the first measurement period following the consummation of the Merger. As a result, GFT anticipates that it will be permitted to follow the corporate governance practices of its home jurisdiction, Hong Kong, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. GFT intends to rely on the corporate governance practices of Hong Kong, and for example, GFT will not be required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. As a result, GFT’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. Foreign private issuers are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Controlled Company Status

After the completion of the Merger, Mr. Yongnan Zhou will control a majority of the voting power of GFT’s issued and outstanding ordinary shares. As a result, GFT will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Merger, GFT intends to utilize these exemptions. Although GFT will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Merger, GFT anticipates that the size of its board of directors will be five directors, three of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Material U.S. Tax Considerations

The Merger is intended to qualify as a reorganization and an opinion of counsel will be provided regarding the qualification of the Merger as a reorganization. As stated further on page 225 of this Registration Statement, in order for the Merger to qualify as a Reorganization, among other requirements, it is necessary that GFT either (i) continue Flag Ship’s historic business or (ii) use a significant portion of Flag Ship’s historic business assets in a business. There is no authority applying this test to the acquisition of a blank check company in a transaction comparable to the Merger. Consequently, it is unclear under applicable law whether Flag Ship’s operations and assets acquired in the Merger will qualify as a historic business or historic business assets for this purpose. If they do not so qualify, then the Merger will not qualify as a Reorganization. Additionally, in order for the Merger to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in Flag Ship be preserved in the Merger. It is unclear whether Redemption Rights will be exercised by Flag Ship Public Shareholders to a degree that will prevent a substantial part of the value of the propriety interests in Flag Ship from being preserved for this purpose. If it is not so preserved, then the Merger will not qualify as a Reorganization. If the Merger qualifies as a reorganization, and subject to the discussion in the section of this proxy statement/prospectus titled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger—Application of the PFIC Rules to the Merger,” a holder who exchanges Flag Ship Shares for GFT Class A Ordinary Shares pursuant to the Merger generally will not recognize gain or loss for U.S. federal income tax purposes. If the Merger does not qualify as a reorganization, the Merger will be a taxable transaction for U.S. Holders (as defined in the section of this proxy statement/ prospectus titled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences”).

Please carefully review the information under “Material Tax Consequences — Material U.S. Federal Income Tax Consequences” in this proxy statement/prospectus for a description of material U.S. federal income tax consequences of the Merger to U.S. Holders. The tax consequences to you will depend on your own situation. You are urged to consult your tax advisors as to the specific tax consequences to you of the Merger and your receipt of the Merger Consideration, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Comparison of Rights of Flag Ship Shareholders and GFT Shareholders

As a result of the Merger, Flag Ship Shareholders will have the right to receive GFT Class A Ordinary Shares in consideration for their Flag Ship Shares. Former Flag Ship Shareholders will have different rights as holders of GFT Class A Ordinary Shares than they did as Flag Ship Shareholders. The differences between the rights of these respective holders result from the differences among the respective governing documents of Flag Ship and GFT. For additional information, see “Comparison of Rights of Flag Ship Shareholders and GFT Shareholders” and “Description of the GFT Class A Ordinary Shares.” For a copy of the Flag Ship Charter, see “Where You Can Find More Information.”

SUMMARY RISK FACTORS

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this proxy/prospectus. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that it currently deems less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

●	We are a holding company incorporated in the Cayman Islands and not an operating company. As a holding company, we conduct our operations through our subsidiaries located in mainland China. The GRT Class A Ordinary Shares offered in this offering are equity interests of the holding company and are not equity interests of our operating subsidiaries located in mainland China. Therefore, you will not directly hold any equity interests in our mainland China-based operating subsidiaries.

●	Risks Relating to Doing Business in the PRC (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in the PRC” on page 104 of this proxy statement/prospectus)

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on GFT’ business and operations (see page 104 of this proxy statement/prospectus);

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protection available to you and us (see page 104 of this proxy statement/prospectus);

●	The rules and regulations in China can change quickly with little advance notice, which could result in a material change in our operations and/or the value of our securities (see refer to Risk Factors—Risk Related to Doing Business in China at pages 104 and 107 of this proxy statement/prospectus)

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against GFT or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see page 105 of this proxy statement/prospectus);

●	Given the Chinese government’s significant oversight and discretion over the business, the Chinese government may intervene or influence its operations at any time, which could result in a material change in GFT’s operations and/or the value of securities offered in this prospectus (see page 105 of this proxy statement/prospectus);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of GFT or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause GFT to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see page 106 of this proxy statement/prospectus);

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business (see page 108 of this proxy statement/prospectus);

●	Increases in labor costs in the PRC may adversely affect our business and profitability (see page 109 of this proxy statement/prospectus);

●	GFT’s PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties (see page 110 of this proxy statement/prospectus).

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to GFT and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment (see page 113 of this proxy statement/prospectus);

●	To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of GFT or its subsidiaries by the PRC government to transfer cash or assets (see page 118 of this proxy statement/prospectus);

●	Our Class A Ordinary Shares may be delisted from a national exchange or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years. See “Risk Factors — Risks Relating to Doing Business in mainland China — Joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the newly enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

●	Our amended and restated Articles of Association provides a dual-class voting structure, which provides Mr. Yongnan Zhou, our Founder and Chief Executive Officer, with power to control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets (see page 137 of this proxy statement/prospectus).

●	We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 140 of this prospectus for more information.

●	We will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act and will therefore be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. In addition, we are permitted to follow certain corporate governance practices of Cayman Island. Please read the disclosures beginning on page 141 of this prospectus for more information.

●	GFT’s subsidiary – GRT’s Ordinary Shares have been listed on KOSDAQ since 2016, and GRT has not distributed dividends to its shareholders or investors for each fiscal year between 2023 and 2024. For the fiscal years ended June 30, 2023 and 2024, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders. However, on November 5, 2024, GRT paid stock dividends to existing shareholders, in an amount of 0.2 ordinary shares per each ordinary share issued and outstanding, for a total of 13,475,000 shares. In addition, On November 6, 2024, the Board of Directors of GRT adopted resolutions authorizing the interim dividend distribution in the amount of RMB 24282058 (approximately US$3,382,750 based on the exchange rate of US$1=RMB7.1782 as of November 6, 2024 published by The Federal Reserve, the Central Bank of the United States), representing 5% of the consolidated net profit of GRT for the fiscal year ended on June 30, 2024, the shareholders as of record date of December 12, 2024 are eligible for this dividend distribution.

●	The constant changing environment in which we are doing business is unsteady, including the wars in middle east, the war between Ukraine and Russia may have adverse impact on our business.

●	We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the products we develop, our commercial opportunities will be negatively impacted.

●	We are subject to risks related to supply chain disruption and our results of operations may be adversely affected by fluctuations in market prices for raw materials.

●	We have not strictly complied with the Chinese social insurance law and failed to contribute the full amount of the statutory social insurance fund; therefore, we may be subject to claims by the employees and enforcement action by the social insurance administration agency, which may further expose us to negative publicity and impact adversely our financial results;

●	Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurances.

●	We expect to continue to experience rapid growth and organizational change. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or attract new employees and customers.

●	If we are unable to obtain and maintain patent and other intellectual property protection for any products we develop, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to develop new products in particular and our business performance in general may be adversely affected.

●	We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs.

●	The deteriorating US-China relationship may impose additional challenge to our business.

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operating subsidiaries’ business operations, our securities, and our reputation.

Summary Financial Data of Flag Ship

The following table provides summary selected financial information derived from Flag Ship’s unaudited financial statements for the three and six months ended June 30, 2025 and 2024 and audited financial statements for the years ended December 31, 2024 and 2023 to correspond to the selected financial data provided for Flag Ship in “Selected Financial Data of Flag Ship.” For further information on selected financial data of Flag Ship, see “Selected Financial Data of Flag Ship.”

Statements of Operations Data:

	Three Months Ended June 30, (unaudited)		Six Months Ended June 30, (unaudited)		Year Ended December 31, (audited)
Currency expressed in United States Dollars (“$”), except for number of shares	2025	2024	2025	2024	2024	2023
Operating costs	$(152,648)	$(78,021)	$(314,719)	$(153,809)	$(889,298)	$(62,399)
Interest and dividends earned on cash and investments held in Trust Account	$742,274	$97,945	$1,482,043	$97,945	$1,799,136	$-
Net income (loss)	$589,626	$19,924	$1,167,324	$(55,864)	$909,838	$(62,399)
Basic and diluted net income per share, subject to possible redemption	$0.07	$0.01	$0.13	$(0.03)	$0.17	$-
Basic and diluted net income (loss) per share, attributable to Flag Ship Acquisition Corporation	$0.07	$0.01	$0.13	$(0.03)	$0.17	$(0.03)
Weighted average shares outstanding, basic and diluted, subject to possible redemption	6,900,000	758,242	6,900,000	379,121	3,657,377	-
Weighted average shares outstanding, basic and diluted, attributable to Flag Ship Acquisition Corporation	1,963,000	1,751,154	1,963,000	1,738,077	1,851,153	1,500,000

Balance Sheet Data:

Currency expressed in United States Dollars (“$”)	June 30, 2025 (unaudited)	December 31, 2024 (audited)	December 31, 2023 (audited)
Balance Sheet Data:
Cash and cash equivalents	$19,769	$76,747	$116,210
Total assets	$72,365,816	$70,971,620	$150,548
Total liabilities	$2,664,093	$2,437,221	$433,554
Accumulated deficit	$(2,581,419)	$(2,266,700)	$(308,006)
Total stockholders’ deficit	$(2,579,456)	$(2,264,737)	$(283,006)

Summary Historic Financial Data of XINRUIXIANG

The following table provides summary selected financial information to correspond to the selected financial data provided for GFT in “Selected Historic Financial Data of XINRUIXIANG.” For information on selected financial data of GFT, see “Selected Historic Financial Data of XINRUIXIANG.”

	For the six months ended December 31,
U.S. dollars in thousands, except share and per share data	2023	2024
Revenues	$318,986,201	$361,185,966
Income from operations	57,899,567	52,050,911
Net income	$44,753,805	$40,406,450
Other comprehensive income
Foreign currency translation adjustment	(10,439,721)	4,396,510
Comprehensive income	34,314,084	44,802,960
Basic and diluted net loss per common share	1,875	1,678
Weighted average common shares used in computing basic and diluted net income per common share	10,000	10,000

	Year Ended June 30,
U.S. dollars in thousands, except share and per share data	2023	2024
Revenues	$581,229,763	$633,127,741
Income from operations	60,773,061	110,671,318
Net income	$45,701,539	$82,869,337
Other comprehensive income
Foreign currency translation adjustment	39,810,404	1,275,250
Comprehensive income	85,511,943	84,144,587
Basic and diluted net loss per common share	2,144	3,410
Weighted average common shares used in computing basic and diluted net income per common share	10,000	10,000

U.S. dollars in thousands	As of December 31, 2024	As of June 30, 2024
Balance Sheet Data:
Cash and cash equivalents	31,359,297	77,298,602
Total assets	1,231,973,193	1,223,149,133
Total liabilities	457,144,237	484,906,110
Retained earnings	97,440,863	124,445,150
Total shareholders’ equity	774,828,956	738,243,023

U.S. dollars in thousands	As of June 30, 2024	As of June 30, 2023
Balance Sheet Data:
Cash and cash equivalents	77,298,602	52,580,960
Total assets	1,223,149,133	1,134,566,914
Total liabilities	484,906,110	547,052,196
Retained earnings	124,445,150	93,976,627
Total shareholders’ equity	738,243,023	587,514,718

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table provides summary selected unaudited pro forma financial information to correspond to the unaudited pro forma financial information provided for GFT and Flag Ship in “Unaudited Pro Forma Condensed Combined Financial Information.” For information on selected, see “Unaudited Pro Forma Condensed Combined Financial Information.”

	Pro Forma Combined (Assuming No Redemptions & Divesture)	Pro Forma Combined (Assuming 25% Redemptions & Divesture)	Pro Forma Combined (Assuming 50% Redemptions & Divesture)	Pro Forma Combined (Assuming 75% Redemptions & Divesture)	Pro Forma Combined (Assuming Maximum Redemptions & Divesture)
Cash and cash equivalents	54,487,765	46,899,749	39,311,733	31,723,716	24,135,700
Total assets	1,254,230,284	1,246,642,268	1,239,054,252	1,231,466,235	1,223,878,219
Total liabilities	457,856,458	457,856,458	457,856,458	457,856,458	457,856,458
Ordinary shares subject to possible redemption	-	-	-	-	-
Total shareholders’ equity	796,373,826	788,785,810	781,197,794	773,609,777	766,021,761
Total liabilities and shareholders’ equity	1,254,230,284	1,246,642,268	1,239,054,252	1,231,466,235	1,223,878,219

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

As a holding company, the primary assets that GFT has are the [●] GRT Shares that it beneficially owns, the primary trading market for GRT Shares is KOSDAQ, a market operated by Korea Stock Exchange, where GRT Shares trade under the ticker symbol “900290.KQ.” As of March 31, 2025, there were 80,850,000 GRT Shares issued and outstanding.

GFT has filed an initial listing application to list the GFT Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “GFTL.”

Flag Ship Shares trade on The Nasdaq Global Market under the ticker symbol “FSHP.” As of July 31, 2025, there were 8,863,000 Flag Ship Shares outstanding. Flag Ship Units and Flag Ship Rights are currently listed on The Nasdaq Global Market under the symbols “FSHPU” and “FSHPR”, respectively.

The following table shows the closing sales price for GRT Shares from the Daily Official List of the KOSDAQ in KRW and as converted into U.S. dollars, the closing sales price for Flag Ship ordinary shares as reported by The Nasdaq Global Market, and the market value (in U.S. dollars) of the Merger consideration per share, in each case on (i) October 18, 2024, the last trading day prior to the announcement of the GRT Merger Agreement, (ii) April 21, 2025, the last trading day prior to the announcement of the Merger Agreement and (iii) [●], 2025, the last practicable trading day before the printing of this proxy statement/prospectus:

	Closing Sales Price of GRT Ordinary Shares	Closing Sales Price of Flag Ship Ordinary Shares	Flag Ship Ordinary Share Price Equivalent Value
October 18, 2024	3,645	10.05
April 21, 2025

(1)	Consists of the closing sales price of GRT Shares on [●] of [●] multiplied by [●], and converted into U.S. dollars at an exchange rate of ₩1 = $[●] (the prevailing exchange rate on such date).
(2)	Consists of the closing sales price of GRT Shares on [●] of [●] multiplied by [●], and converted into U.S. dollars at an exchange rate of ₩1 = $[●] (the prevailing exchange rate on such date).

The trading price of GRT Shares is denominated in KRW and the KRW-U.S. dollar exchange rate fluctuates continuously. You are urged to obtain current market quotations for GRT Shares and Flag Ship Shares and to assess KRW/dollar exchange rates before making a decision with respect to the Merger Agreement.

Holders

As of [●], 2025, the Record Date, there was [●] holders of record of Flag Ship Units, [●] holders of record of Flag Ship Ordinary Shares and [●] holders of record of Flag Ship Rights. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Flag Ship Units, Ordinary Shares and Public Rights are held of record by banks, brokers and other financial institutions.

As of [●], 2025, the authorized share capital of GFT is Fifty Thousand Dollars (US$50,000) divided into two classes of ordinary shares, (i) 430,000,000 Class A Ordinary Shares, each with a par value of US$0.0001 each and (ii) 70,000,000 Class B Ordinary Shares, each with a par value of US$0.0001, out of which 10,000,000 Class A Ordinary Shares and 30,000,000 Class B Ordinary Shares are issued and outstanding (collectively, the “Outstanding Parent Shares”). Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters of the Parent, and each Class B Ordinary Share shall entitle the holder to ten (10) votes on all matters of the Parent.

Dividends

Flag Ship has not paid any cash dividends to date and does not intend to pay cash dividends prior to the completion of the Merger.

GFT has not distributed dividends to its shareholders.

COMPARATIVE PER SHARE INFORMATION

The following table shows per share data regarding book value per share and earnings (loss) per share from continuing operations for Flag Ship and GFT on a historical and on a pro forma basis extracted from the data as presented in this proxy statement/prospectus in the section entitled “Unaudited Pro Forma Financial Information.” The pro forma combined book value per share information was computed as if the Merger had been completed on June 30, 2024. The Flag Ship pro forma combined equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of one (1) GFT Class A Ordinary Share for each ordinary share of Flag Ship held. This information is intended to illustrate how each Flag Ship Share would have participated in the Combined Company’s earnings per share and book value per share if the Merger had been completed on the relevant dates. These amounts are provided for illustrative purposes only and do not necessarily reflect future amounts of earnings per share and book value per share of GFT.

The following comparative per share information is derived from the historical consolidated financial statements of each of Flag Ship and GFT. The information below should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Information of GFT” beginning on page 151, and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 156 of this proxy statement/prospectus. See also “Where You Can Find More Information” on page 364.

Flag Ship’s unaudited financial statements began on July 1, 2023 and ended on June 30, 2024, and began on July 1, 2024 and ended on December 31, 2024; and GFT’s 2024 fiscal year began on July 1, 2023 and ended on June 30, 2024, and began on July 1, 2024 and ended on December 31, 2024. For purposes of the following table, book value per share information is as of June 30, 2024 and December 31, 2024, and earnings per share (basic and diluted) is for the year ended June 30, 2024 and for the six months ended December 31, 2024.

($)
For the year ended June 30, 2024
Basic and Diluted Net Income Per Share
GFT historical	0.47
Flag Ship historical	(0.07)
Pro forma combined (Assuming No Redemptions & Divesture)	0.66
Pro forma combined (Assuming 25% Redemptions & Divesture)	0.67
Pro forma combined (Assuming 50% Redemptions & Divesture)	0.68
Pro forma combined (Assuming 75% Redemptions & Divesture)	0.69
Pro forma combined (Assuming Maximum Redemptions & Divesture)	0.70

For the six months ended December 31, 2024
Book Value Per Share(1)
GFT historical	8.32
Flag Ship historical	(1.22)
Pro forma combined (Assuming No Redemptions & Divesture)	6.96
Pro forma combined (Assuming 25% Redemptions & Divesture)	6.91
Pro forma combined (Assuming 50% Redemptions & Divesture)	6.87
Pro forma combined (Assuming 75% Redemptions & Divesture)	6.82
Pro forma combined (Assuming Maximum Redemptions & Divesture)	6.77

Basic and Diluted Net Income Per Share
GFT historical	0.42
Flag Ship historical	0.49
Pro forma combined (Assuming No Redemptions & Divesture)	(0.13)
Pro forma combined (Assuming 25% Redemptions & Divesture)	(0.13)
Pro forma combined (Assuming 50% Redemptions & Divesture)	(0.13)
Pro forma combined (Assuming 75% Redemptions & Divesture)	(0.14)
Pro forma combined (Assuming Maximum Redemptions & Divesture)	(0.14)

(1)	Book Value Per Share is defined as total equity divided by issued shares less treasury shares held as of the balance sheet date.

RISK FACTORS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to GFT and its subsidiaries prior to the Closing.

You should carefully consider the following information to understand the risks associated with the Merger and an investment in GFT Class A Ordinary Shares, which you will receive pursuant to the Merger, before deciding whether to vote in favor of the Flag Ship Proposals. You should also consider the other information in this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the Merger Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information.”

Investing in GFT Class A Ordinary Shares involves risks, some of which are related to the merger. In considering the proposed merger, you should carefully consider the following information about these risks, as well as the other information included in or incorporated by reference into this proxy statement/prospectus, including GFT’s consolidated financial statements and the related notes and “Managements’ Discussion and Analysis of Results of Operations and Financial Condition.” The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in the Ordinary Shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm us and adversely affect the Ordinary Shares.

You are also encouraged to read and consider the risk factors specific to Flag Ships’ businesses (that may also affect GFT) described in Flag Ships’ final prospectus on Form 424(b) because, as a result of the Merger, they will become our risks.

Please see “Where You Can Find More Information” on page 364, for information on where you can find the periodic reports and other documents we and Flag Ship have filed with or furnished to the SEC.

Risks Related to Flag Ship and the Merger

The completion of the Merger is subject to a number of important conditions, and the Merger Agreement may be terminated before the completion of the Merger in accordance with its terms. As a result, there is no assurance that the Merger will be completed.

The completion of the Merger is subject to the satisfaction or waiver, as applicable, of a number of important conditions set forth in the Merger Agreement, including the approval of the Merger by the shareholders of Flag Ship, obtaining the GRT Shareholder Approvals, the approval of the listing of the GFT Class A Ordinary Shares on Nasdaq, and several other customary closing conditions. If these conditions are not satisfied, the Merger Agreement may be terminated by either party and you will not receive the Merger Consideration. For more information, see “The Merger Agreement.”

The Unaudited Pro Forma Condensed Combined Financial Information included in this proxy statement/ prospectus may not be representative of our results after the Merger.

The Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of our future operating results or financial position after the assumed consummation of the transactions. The Unaudited Pro Forma Condensed Combined Financial Information present the combination of our financial information and the financial information of Flag Ship after giving effect to the Merger and related adjustments described in the accompanying notes. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Unaudited Pro Forma Condensed Combined Financial Information does not reflect future events that may occur, including any future nonrecurring charges resulting from the Merger, and does not consider potential impacts of current market conditions on revenues or expense. The Unaudited Pro Forma Condensed Combined Financial Information is based in part on certain assumptions that we believe are reasonable under the circumstances. Our assumptions may not prove to be accurate over time.

You are being offered a fixed number GFT Class A Ordinary Shares, which involves the risk of market fluctuations.

You will receive a fixed number of GFT Class A Ordinary Shares in the Merger Ordinary Shares. Consequently, the market value of GFT Class A Ordinary Shares and of the Flag Ship Shares at the time of the completion of the Merger, may fluctuate significantly from the date of this proxy statement/prospectus, and the exchange ratio in the Merger might not be reflective of future market price ratios of GFT Class A Ordinary Shares relative to Flag Ship securities. In addition, the market price of Flag Ship Shares may be adversely affected by arbitrage activities occurring prior to the completion of the Merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, Flag Ship Shares before the Merger is completed and GRT Class A Ordinary Shares after the Merger is completed.

The Merger may not result in increased share liquidity for GFT’s shareholders, including former Flag Ship Shareholders, following the Merger.

We are undertaking the Merger because we believe that the Merger will provide us and Flag Ship, and our and their respective shareholders, with a number of advantages, including providing our shareholders and Flag Ship Shareholders with securities that we expect will enjoy greater market liquidity than the securities these shareholders currently hold. However, the Merger may not accomplish these objectives. We cannot predict whether a liquid market for the GFT Class A Ordinary Shares will be established or maintained. If the Merger does not result in increased liquidity for the securities held by our shareholders and Flag Ship Shareholders, you may experience a decrease in your ability to sell the GFT Class A Ordinary Shares you receive in the Merger compared to your ability to sell the Flag Ship Shares you currently hold.

Flag Ship’s Public Shareholders will experience immediate dilution as a consequence of the issuance of GFT’s ordinary shares as consideration in the Merger.

Flag Ship’s Public Shareholders will experience immediate dilution as a consequence of the issuance of the ordinary shares as consideration in the Merger. Flag Ship shareholders will have an ownership percentage in GFT following the Merger that will be less than their existing ownership percentage in Flag Ship as a result of dilution attributable to the relative equity values of the companies involved in the Merger. Having a minority share position may reduce the influence that current Public Shareholders have on the management of GFT. It is anticipated that upon completion of the Merger and assuming no redemptions by the Public Shareholders, Flag Ship’s Public Shareholders will retain an ownership interest of approximately [●]% of GFT, the Sponsors and other Insiders will retain an ownership interest of approximately [●]% of GFT, and the GFT shareholders will own approximately [●]% of GFT. These levels of ownership interest: (a) include the impact of the shares issuable upon conversion of the Flag Ship Rights, (b) the issuance of a total of 5,200,000 GFT Class A Ordinary Shares to the Financial Advisors, and (c) assume that no additional public shareholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the Trust Account. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Flag Ship shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The tables below show the anticipated ownership of GFT upon completion of the Merger, along with other potential sources of dilution. The tables show the potential impact of redemptions on the share ownership by non-redeeming shareholders in (i) a no redemption scenario, (ii) 25% redemption scenario, (iii) 50% redemption scenario, (iv) 75% redemption scenario, and (v) maximum redemption scenario. The levels of ownership presented in the tables below assume that 5,200,000 GFT Class A Ordinary Shares are issued to the Financial Advisors. The information in the tables below has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below table. In addition, certain percentages presented in the tables below reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding. As of June 30, 2025, there were 6,900,000 Public Shares issued and outstanding. Subsequently, in connection with the approval of the reduction of the extension fee at the Extraordinary General Meeting held by Flag Ship on August 26, 2025, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Flag Ship Public Shares(6)	3,752,517	7.37%	2,986,888	5.95%	2,221,259	4.50%	1,455,629	2.99%	690,000	1.44%
Sponsor/Insiders Existing Shares(7)	1,986,800	3.90%	1,986,800	3.96%	1,986,800	4.02%	1,986,800	4.08%	1,986,800	4.15%
Existing GFT Shareholders	40,000,000	78.52%	40,000,000	79.72%	40,000,000	80.96%	40,000,000	82.23%	40,000,000	83.55%
Financial Advisors	5,200,000	10.21%	5,200,000	10.36%	5,200,000	10.52%	5,200,000	10.69%	5,200,000	10.86%
Total Shares Outstanding	50,939,317	100%	50,173,688	100%	49,408,059	100%	48,642,429	100%	47,876,800	100%

(1)	This scenario assumes that no further Public Shares are redeemed by Public Shareholders.
(2)	This scenario assumes that an additional 765,629 Public Shares are redeemed by Public Shareholders.
(3)	This scenario assumes that an additional 1,531,259 Public Shares are redeemed by Public Shareholders.
(4)	This scenario assumes that an additional 2,296,888 Public Shares are redeemed by Public Shareholders.
(5)	This scenario assumes that the remaining 3,062,517 Public Shares are redeemed by Public Shareholders.
(6)	Includes an aggregate of 690,000 Flag Ship Ordinary Shares to be issued upon conversion of the outstanding Flag Ship Rights upon consummation of the Merger.
(7)	Includes an aggregate of 23,800 GFT Class A Ordinary Shares to be issued upon conversion of the Flag Ship Private Rights upon consummation of the Merger.

The issuance of additional ordinary shares will significantly dilute the equity interests of existing holders of Flag Ship securities and may adversely affect prevailing market prices for our Public Shares and Public Rights.

Holders of Flag Ship Shares and rights may recognize gain for U.S. federal income tax purposes from the Merger, regardless of whether the Merger qualifies as a reorganization for U.S. federal income tax purposes.

The Merger is intended to qualify as a Reorganization, however, it is unclear under applicable law whether the Merger will qualify as a Reorganization, and the qualification of the Merger as a Reorganization may depend on certain facts not ascertainable until after the date hereof. An opinion of counsel will be provided regarding the qualification of the Merger as a reorganization. However, please note that, even if the Merger qualifies as a Reorganization, U.S. Holders may still be required to recognize gain on account of the application of the passive foreign investment company (PFIC) rules. As described in more detail in the discussion in the section of this proxy statement/prospectus titled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger—Application of the PFIC Rules to the Merger,” if, as is expected to be the case, Flag Ship is treated as a PFIC for U.S. federal income tax purposes and we are not, a U.S. holder who exchanges Flag Ship Shares or rights for GFT Class A Ordinary Shares pursuant to the Merger generally will recognize gain (but not loss) for U.S. federal income tax purposes unless, solely with respect to a U.S. Holder’s Flag Ship Shares, Flag Ship is a “pedigreed QEF” with respect to such U.S. Holder (which requires the U.S. Holder to have made and maintained a “qualified electing fund” (“QEF”) election with respect to the Flag Ship Shares). However, the classification of either Flag Ship and us as a PFIC will depend on the composition of Flag Ship’s or our, as the case may be, assets and income, and no opinion of counsel has or will be provided regarding the classification of either Flag Ship or us as a PFIC. It is not expected that a U.S. Holder of Flag Ship rights will have been able to make a QEF election with respect to such rights.

If the Merger does not qualify as a Reorganization, the Merger will be a taxable transaction for U.S. Holders.

For additional information, including regarding the treatment of Flag Ship warrants and rights, see “Material Tax Consequences—Material U.S. Federal Income Tax Consequences.” The tax consequences of the Merger to you will depend on the facts of your own situation. You should consult your tax advisor in this regard.

Litigation relating to the Merger could result in an injunction preventing the completion of the Merger and/or substantial costs to Flag Ship and the combined company.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Flag Ship’s liquidity and financial condition.

Lawsuits that may be brought against Flag Ship or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the closing conditions to the Merger are that no injunction by any court, administrative agency, or other governmental entity has been entered and continues to be in effect and no law having such effect has been adopted or is effective. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect Flag Ship’s and GFT’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger are completed may adversely affect the combined company’s business, financial condition, results of operations, and cash flows.

Additional shares or other equity securities of GFT may be issued without the approval of Flag Ship or its shareholders, which would dilute the ownership interests of Flag Ship shareholders and may depress the market price of GFT’s shares.

Additional shares of GFT or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness may be issued without shareholder approval, in a number of circumstances.

Such issuance of additional shares of GFT or other equity securities of equal or senior rank could have the following effects:

●	the proportionate ownership interest in GFT held by former Flag Ship shareholders will decrease;

●	the relative voting strength of shares of GFT issued to former Flag Ship shareholders may be diminished; or

●	the market price for shares of GFT may decline.

If the benefits of the Merger do not meet the expectations of financial analysts, the market price of GRT’s shares may decline.

If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of GFT’s securities may decline. In addition, following the Merger, fluctuations in the price of GFT’s securities could contribute to the loss of all or part of your investment. Prior to the Merger, there has not been a public market for GFT’s securities. Accordingly, the valuation ascribed to GFT Class A Ordinary Shares in the Merger may not be indicative of the actual price that will prevail in the trading market following the Merger. If an active market for GFT’s securities develops and continues, the trading price of its securities following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. GFT’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of GFT’s securities may not recover and may experience a further decline, which could have a material adverse effect on your investment in our securities.

Broad market and industry factors may materially harm the market price of our securities irrespective of GFT’s operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of GFT’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to the post-combination company could depress GFT’s stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of GFT’s securities also could adversely affect its ability to obtain additional financing in the future.

Termination of the Merger could negatively impact Flag Ship.

If the Merger is not completed for any reason, including as a result of Flag Ship’s shareholders declining to approve the proposals required to effect the Merger, the ongoing business of Flag Ship may be adversely impacted and, without realizing any of the anticipated benefits of completing the Merger, Flag Ship would be subject to a number of risks, including the following:

●	Flag Ship may experience negative reactions from the financial markets, including negative impacts on its stock price;

●	Flag Ship will have incurred substantial expenses and will be required to pay certain costs relating to the Merger, whether or not it is completed; and

●	since the Merger Agreement restricts the conduct of Flag Ship’s businesses prior to completion of the Merger, Flag Ship may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

Flag Ship will be forced to liquidate the Trust Account if it cannot consummate a business combination by June 20, 2026 (or such later date as may be approved by Flag Ship’s shareholders in an amendment to the Flag Ship Charter). In the event of liquidation, Flag Ship’s Public Shareholders will receive approximately $[●] per share and the Flag Ship Rights will expire worthless.

If Flag Ship is unable to complete a business combination by June 20, 2026 (or such later date as may be approved by Flag Ship’s shareholders in an amendment to the Flag Ship Charter) and is forced to liquidate, the per-share liquidation distribution will be distributed to public shareholder of Flag Ship. Furthermore, in such an event, Flag Ship’s Rights will expire worthless as a result of Flag Ship’s failure to complete a business combination.

Flag Ship’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Flag Ship’s ability to continue as a “going concern.”

As of June 30, 2025, Flag Ship had $19,769 in cash and a working capital deficit of $854,456, which indicated a lack of liquidity it needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the financial statements. Further, Flag Ship has incurred and expects to continue to incur significant costs as a public company (for legal, financial reporting, accounting, and auditing compliance), as well as expenses in connection with its proposed Merger with GFT. Flag Ship cannot assure you that any efforts to raise capital (if required) or to consummate an initial business combination (including the proposed Merger with GFT) will be successful. These factors, among others, raise substantial doubt about Flag Ship’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Flag Ship’s inability to continue as a going concern.

You must tender your ordinary shares in order to validly seek redemption at the Shareholder Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Flag Ship’s transfer agent, VStock, or to deliver your ordinary shares to VStock electronically using DTC’s DWAC (Deposit/Withdrawal at Custodian) System, in each case at least two business days before the Shareholder Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Merger is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Merger.

The Initial Shareholders who own ordinary shares and private placement units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Merger is appropriate.

As of the Record Date, the Initial Shareholders of Flag Ship owned an aggregate of 1,963,000 ordinary shares. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Flag Ship is unable to consummate a business combination. Based on a market price of $[●] per share and $[●] per unit on the Record Date, the value of these shares was approximately $[●] million. These ordinary shares acquired by the Initial Shareholders prior to the IPO will be worthless if Flag Ship does not consummate a business combination. Consequently, directors’ and officers’ discretion in identifying and selecting GFT as a suitable target business may result in a conflict of interest when determining whether the terms, conditions, and timing of the Merger are appropriate and in Flag Ship’s Public Shareholders’ best interest.

If Flag Ship’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Flag Ship’s securities.

Flag Ship’s Initial Shareholders are entitled to make a demand that it registers the resale of their insider shares at any time after closing. Additionally, Flag Ship’s Initial Shareholders, officers, and directors are entitled to demand that Flag Ship register the resale of the shares underlying any securities its Initial Shareholders, officers, directors, or their affiliates may be issued in payment of working capital loans made to us at any time after Flag Ship consummates a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be additional 1,986,800 ordinary shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of Flag Ship’s securities. Flag Ship’s Initial Shareholders may sell all or a significant portion of these shares upon registration of such shares for resale even if the then trading price of GFT’s securities is considerably lower than the current trading price of the Flag Ship ordinary shares, which may further exacerbate the ability of securities of Flag Ship (or GFT upon Closing) to trade at a premium to its current market price.

In the event that a significant number of Public Shares are redeemed, GFT’s securities may become less liquid following the Merger.

If a significant number of public shares are redeemed, Flag Ship may be left with a significantly smaller number of shareholders. As a result, trading in the share of GFT may be limited and your ability to sell your shares in the market could be adversely affected. GFT intends to apply to list its GFT Class A Ordinary Shares on Nasdaq, and Nasdaq may not list GFT’s securities, which could limit investors’ ability to make transactions in Flag Ship’s securities and subject Flag Ship to additional trading restrictions.

GFT will be required to meet the initial listing requirements to be listed on Nasdaq following the Merger. GFT may not be able to meet those initial listing requirements or it may not be able to maintain the listing of its securities in the future.

If GFT fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, the Merger will not close. In connection with the shareholder vote on the Merger, holders of Flag Ship’s ordinary shares (excluding the Sponsor) have the right to redeem their ordinary shares for cash at a redemption price of approximately $[●] per share. Any redemptions of its ordinary shares will also reduce the public float and the number of shareholders that Flag Ship has. In light of these redemption rights, Flag Ship cannot give assurance that it will be able to satisfy either the Nasdaq public float requirement or the Nasdaq minimum number of round lot shareholders currently or as of a particular date. It is possible that, in order to meet the Nasdaq listing requirements, Flag Ship and/or GFT may have to raise additional funding, either through a private placement or a backstop arrangement, with no assurance that they will be able to obtain the necessary funding on reasonable terms, if any.

In addition, in order to assist its ability to comply with Nasdaq initial listing standards, GFT may also seek to register with the SEC the resale of the Class A Ordinary Shares held by its current shareholders in addition to the registration of the Class A Ordinary Shares covered by this proxy statement/prospectus. Such additional registration statement, upon effectiveness, would allow for the Class A Ordinary Shares held by nonaffiliates of GFT to be included in GFT’s public float for purposes of complying with the Nasdaq listing rules.

However, even if GFT meets the initial listing requirements, if it is subsequently delisted, GFT could face significant material adverse consequences, including:

●	a limited availability of market quotations for GFT’s securities;

●	reduced liquidity with respect to GFT’s securities;

●	a determination that its shares are a “penny stock,” which will require brokers trading in GFT’s securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for GFT’s securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Legal proceedings in connection with the Merger could delay or prevent the completion of the Merger.

Lawsuits may be filed against Flag Ship or its directors and officers in connection with the Merger. Defending this or any additional lawsuits could require Flag Ship to incur significant costs and draw the attention of its management team away from the Merger. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is consummated may adversely affect the post-combination Company’s business, financial condition, results of operations, and cash flows. Such legal proceedings could delay or prevent the Merger from becoming effective within the agreed-upon timeframe.

GFT’s ability to successfully effect the Merger and to be successful thereafter will be dependent upon the efforts of the key personnel of Flag Ship and GFT. The loss of key personnel could negatively impact the operations and profitability of GFT and its financial condition could suffer as a result.

GFT and Flag Ship’s key personnel and their efforts play a key role in the Merger. Their ability to successfully effect the Merger is dependent on the efforts of the key personnel of Flag Ship and GFT. It is possible that GFT will lose some key personnel, the loss of which could negatively impact the operations and profitability of GFT. GFT anticipates that some or all of its management will remain in place.

The success of GFT depends to a significant degree upon the continuous contributions of senior management, certain of whom would be difficult to replace. Departure by certain GFT officers could have a material adverse effect on GFT’s business, financial condition, or operating results.

Flag Ship can provide no assurances that its due diligence review has identified all material risks associated with the Merger, and you may be less protected as an investor from any material issues with respect to GFT’s business, including any material omissions or misstatements contained in this proxy statement/prospectus relating to the Merger, than an investor in an initial public offering.

Prior to entering into the Merger Agreement, Flag Ship conducted a due diligence review of GFT and its subsidiaries, including its business and operations; however, Flag Ship cannot assure you that its due diligence review identified all material issues, and certain unexpected risks may arise, and previous known risks may materialize in a manner not consistent with Flag Ship’s preliminary risk analysis. In addition, the scope of due diligence Flag Ship has conducted in conjunction with the Merger may be different than would typically be conducted in the event GFT pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the ordinary shares that will be issued pursuant to the registration statement of which this proxy statement/prospectus forms a part, and thus no corresponding right of action is available to Flag Ship’s shareholders for any material misstatements or omissions in such registration statement and this proxy statement/ prospectus. Thus, as a shareholder, you may be exposed to future losses, impairment charges, write-downs, write-offs, or other charges that could have a significant negative effect on GFT’s financial condition, results of operations, and the price of its securities, causing you to lose some or all of your investment without recourse against an underwriter that may have been available had GFT been taken public through an underwritten public offering.

The Sponsor and some of Flag Ship’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of Flag Ship’s shareholders generally in recommending that shareholders vote in favor of approval of the Merger Proposal and approval of the other proposals described in this proxy statement/prospectus.

In considering the recommendation of Flag Ship’s board of directors to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Flag Ship’s directors and officers have interests in the Merger that are different from, or in addition to, those of other shareholders generally. Flag Ship’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, in recommending to shareholders that they approve the Merger and in agreeing to vote their shares in favor of the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things, the fact that:

●	If the Merger with GFT or another business combination is not consummated by June 20, 2026 (or such later date as may be approved by Flag Ship’s shareholders in an amendment to the Flag Ship Charter), Flag Ship will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Flag Ship’s board of directors, liquidating and dissolving. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Flag Ship IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Merger is consummated, each outstanding Flag Ship Ordinary Share will be converted into one GFT Class A Ordinary Share, subject to adjustment as described in the Merger Agreement.

●	If Flag Ship is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Flag Ship for services rendered to or, contracted for or, for products sold to, Flag Ship. If Flag Ship consummates a business combination, on the other hand, Flag Ship will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into GFT Class A Ordinary Shares in connection with the Merger, for an aggregate purchase price of $25,000 prior to the Flag Ship IPO. Based on the average of the high and low prices for Flag Ship ordinary shares on the Nasdaq Global Market on the Record Date, the value of the Founder Shares outstanding upon the Closing would be $[●].

●	The Sponsor acquired 238,000 Private Placement Units, which will be converted into GFT Class A Ordinary Shares in connection with the Merger, for an aggregate purchase price of $2,380,000 in the Flag Ship IPO. Based on the price of the Public Units on the Nasdaq Global Market of $[●] on the Record Date, the value of the Private Placement Units outstanding upon the Closing would be $[●].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Placement Units, and their current value, the Sponsor could make a substantial profit after the completion of the Merger even if Flag Ship Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Flag Ship’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Flag Ship’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Flag Ship fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Flag Ship may not be able to reimburse these expenses if the Merger or another business combination is not completed by June 20, 2026 (or such later date as may be approved by Flag Ship’s Shareholders in an amendment to the Flag Ship amended and restated articles of association).

●	If Flag Ship is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[●], reflecting the market value of Founder Shares, the market value of Private Units, amounts outstanding under the Promissory Note (as defined below) and out-of-pocket unpaid reimbursable expenses.

●	Flag Ship has provisions in the Flag Ship amended and restated articles of association waiving the corporate opportunities doctrine on an ongoing basis, which means that Flag Ship’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Flag Ship.

●	The Merger Agreement provides for the continued indemnification of Flag Ship’s current directors and officers and the continuation of directors and officers liability insurance covering Flag Ship’s current directors and officers.

●	Flag Ship’s Sponsor, affiliates of the Sponsor, officers, and directors may make loans from time to time to Flag Ship to fund certain capital requirements. On August 30, 2024, Flag Ship issued a promissory note in the principal amount of up to $1,000,000 (“Promissory Note”) to the Sponsor pursuant to which the Sponsor will loan to Flag Ship up to $1,000,000 to pay the transaction costs relating to the Merger (as of June 30, 2025, the principal amount due and owing was $930,351). By its terms, the Promissory Note is not convertible into Ordinary Shares of Flag Ship. On August 21, 2025, Flag Ship and the Sponsor agreed to amend and restate the Promissory Note to increase the maximum principal amount from $1,000,000 to $1,200,000.

●	Flag Ship entered into an agreement, commencing June 20, 2024 through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial, and administrative services.

●	Matthew Chen, an officer of Flag Ship and a shareholder of the Sponsor, will be a member of the board of directors of GFT following the closing of the Merger and, therefore, in the future as long as he continues to serve on the board of directors of GFT, he will receive cash fees, share options, or share-based awards that the board of directors of GFT determines to pay to its non-executive directors.

The personal and financial interests of Flag Ship’s Sponsor, officers and directors may have influenced their motivation in identifying and selecting GFTs, completing the Merger and may influence their operation of GFT following the Merger. This risk may become more acute once the deadline of June 20, 2026 (or such later date as may be approved by Flag Ship’s shareholders in an amendment to the Flag Ship amended and restated articles of association) for completing an initial business combination becomes near.

In addition, Flag Ship has not adopted a policy that expressly prohibits its directors, officers, security holders, or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by Flag Ship or in any transaction to which Flag Ship is a party or has an interest. Flag Ship does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by GFT. Accordingly, such persons or entities may have a conflict between their interests and Flag Ship’s.

The Flag Ship board of directors and its officers was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to Flag Ship’s shareholders that they vote “FOR” the proposals presented at the Shareholder Meeting. In considering the recommendations of the Flag Ship board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of Flag Ship’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in Flag Ship’s shareholder’ best interest.

In the period leading up to Closing, events may occur that, pursuant to the Merger Agreement, would require Flag Ship to agree to amend the Merger Agreement, to consent to certain actions taken by GFT or to waive rights that Flag Ship is entitled to under, or conditions of, the Merger Agreement. Such events could arise because of a request by GFT to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on GFT’s business and would entitle Flag Ship to terminate the Merger Agreement. In any of such circumstances, it would be at Flag Ship’s discretion, acting through the Flag Ship board of directors, to grant its consent or waive those rights or conditions. The existence of the financial and personal interests of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the officers and directors between what he, she or they may believe is best for Flag Ship and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Flag Ship does not believe there will be any material changes or waivers that Flag Ship’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. While certain changes could be made without further shareholder approval, Flag Ship will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Transactions that would have a material impact on its shareholders are required prior to the vote on the Merger Proposal.

Neither Flag Ship nor its shareholders will have the protection of any indemnification, escrow, price adjustment, or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by GFT in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by GFT and Flag Ship to each other in the Merger Agreement will not survive the consummation of the Merger. As a result, Flag Ship and its shareholders will not have the protection of any indemnification, escrow, price adjustment, or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by GFT in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Flag Ship would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Flag Ship’s shareholders who are not affiliates of the Sponsor may be exposed to greater risk as a result of becoming shareholders of the combined company through the Merger rather than acquiring securities of GFT directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Merger did not involve an independent due diligence review by an underwriter and that the Sponsor has conflicts of interest in connection with the Merger.

Because there is no independent third-party underwriter involved in the Merger or the issuance of Flag Ship’s securities in connection therewith, investors will not receive the benefit of any outside independent review of the respective finances and operations of Flag Ship and GFT and their subsidiaries. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Merger, Flag Ship’s shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If GFT became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as Flag Ship, and no auditor comfort letter or Counsel Negative Assurance Statements have been requested or obtained in connection with the Merger or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by Flag Ship and its advisors in connection with the Merger may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of GFT. Accordingly, it is possible that defects in GFT’s business or problems with GFT’s management that would have been discovered if GFT conducted an underwritten public offering will not be discovered in connection with the Merger, which could adversely affect the market price of the GFT Class A Ordinary Shares.

Unlike an underwritten initial public offering, the initial trading of the GFT’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of GFT’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing, and a more volatile public price for GFT’s securities during the period immediately following the listing.

Furthermore, the Sponsor and certain of Flag Ship’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Flag Ship’s shareholders generally. Such interests may have influenced Flag Ship’s directors in making their recommendation that you vote in favor of the Merger Proposal and the other proposals described in this proxy statement/prospectus. In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event the Merger is completed, even if the Merger causes the trading price of GFT Class A Ordinary Shares to materially decline.

Activities taken by existing Flag Ship’s shareholders to increase the likelihood of approval of the Merger Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on Flag Ship’s securities.

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material non-public information regarding Flag Ship or its securities, the Sponsor, directors, officers, advisors, or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Flag Ship ordinary shares or vote their shares in favor of the Merger Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Transactions where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on Flag Ship’s securities. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares they own, either prior to or immediately after the Shareholder Meeting.

The Sponsor may beneficially own a significant equity interest in Flag Ship and may take actions that conflict with your interests.

The interests of the Sponsor may not align with the interests of Flag Ship and its other shareholders. The Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Flag Ship. The Sponsor and its respective affiliates may also pursue acquisition opportunities that may be complementary to Flag Ship’s business and, as a result, those acquisition opportunities may not be available to Flag Ship.

Flag Ship and GFT have incurred and expect to incur significant costs associated with the Merger. Whether or not the Merger is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Flag Ship if the Merger is not completed.

Each of Flag Ship and GFT has incurred and expects that it will incur significant, non-recurring costs in connection with the Merger and operating as a public company following the Closing. Flag Ship and GFT may also incur additional costs to retain key employees. Flag Ship and GFT will also incur significant legal, financial advisor, accounting, banking, and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees, and other costs associated with the Merger, which will be paid by GFT following the Closing. Even if the Merger is not completed, Flag Ship expects to incur approximately $1.0 million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Flag Ship if the Merger is not completed.

If Flag Ship were deemed to be an investment company for purposes of the Investment Company Act, it may be forced to abandon its efforts to complete the Merger and instead be required to liquidate.

As indicated above, Flag Ship completed its initial public offering on June 20, 2024, and has operated as a blank check company searching for a target business with which to consummate an initial business combination since such time. On January 24, 2024, the SEC adopted final rules (the “SPAC Final Rules”) relating to, among other matters, the extent to which special purpose acquisition companies like Flag Ship could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The SPAC Final Rules provide that whether a SPAC is an “investment company” under Section 3(a)(1)(A) of the subject to the Investment Company Act is based on particular facts and circumstances. A specific duration period of a SPAC is not the sole determinant, but one of the long-standing factors to consider in determination of a SPAC’s status under the Investment Company Act. A SPAC could be deemed as an investment company at any stage of its operation. The determination of a SPAC’s status as an investment company includes analysis of a SPAC’s activities, depending upon the facts and circumstances, including but not limited to, the nature of SPAC assets and income, the activities of a SPAC’s officers, directors and employees, the duration of a SPAC, the manner a SPAC holding itself out to investors, and the merging with an investment company. The SPAC Final Rules were published in the Federal Register on February 26, 2024, and became effective on July 1, 2024 (125 days after publication in the Federal Register).

Flag Ship’s business will be to identify and complete a business combination and thereafter to operate the post-business combination business or assets for the long term. Flag Ship does not believe that its activities or the Merger or other transactions described herein will subject it to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be held in an interest-bearing bank demand deposit account, or invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), Flag Ship intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

It is possible that a claim could be made that Flag Ship has been operating as an unregistered investment company. It is also possible that the investment of funds from the initial public offering during its life as a blank check company, and the earning and use of interest from such investment, could increase the likelihood of Flag Ship being found to have been operating as an unregistered investment company more than if Flag Ship sought to potentially mitigate this risk by holding such funds as cash. If Flag Ship was deemed to be an investment company for purposes of the Investment Company Act and found to have been operating as an unregistered investment company, it could cause Flag Ship to liquidate. If Flag Ship is forced to liquidate, investors would not be able to participate in any benefits of owning stock in an operating business, including the potential appreciation of its shares following such a transaction and Flag Ship’s rights would expire worthless.

Flag Ship’s management has concluded that its disclosure controls and procedures were not effective as of the end of its fiscal year ended December 31, 2024, which could adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner.

Flag Ship’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. As a newly public company, SEC rules provide that it is not required to include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Flag Ship’s management is, however, required to evaluate the effectiveness of the design and operation of its disclosure controls and procedures on a quarterly basis. In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, and in its Annual Report for the fiscal year ended December 31, 2024, Flag Ship reported that its management concluded that its disclosure controls and procedures were not effective due to the existence of material weaknesses in its internal control over financial reporting relating to (1) inadequate segregation of duties within account processes due to limited personnel, and (2) insufficient written policies and procedure for accounting, IT, financial reporting and record keeping. Therefore, it performed additional analyses as deemed necessary to ensure that its financial statements were prepared in accordance with U.S. GAAP. Accordingly, Flag Ship’s management believes that the financial statements included in this proxy statement/prospectus present fairly in all material respects its financial position, results of operations and cash flows for the periods presented. However, Flag Ship cannot assure investors that its efforts to remediate such weaknesses will be effective or prevent any future material weakness or significant deficiency in its internal control over financial reporting. If Flag Ship is unable to remediate the identified weaknesses or maintain effective internal controls, it may fail to accurately report its results or prevent the occurrence of errors.

If, following the consummation of the Merger, securities or industry analysts do not publish or cease publishing research or reports about the Surviving Company, its business, or its market, or if they change their recommendations regarding GFT’s shares adversely, then the price and trading volume of GFT’s shares could decline.

The trading market for GFT’s shares will be influenced by the research and reports that industry or securities analysts may publish about GFT, its business, its market, or its competitors. Securities and industry analysts do not currently, any may never, publish research on Flag Ship or GFT. If any of the analysts who may cover GFT change their recommendation associated with its shares adversely, or provide more favorable relative recommendations about its competitors, then the price of GFT’s shares would likely decrease. If any analysts who may cover Flag Ship were to cease coverage of GFT or fail to regularly publish reports on it, GFT could lose visibility in the financial markets, leading its share price or trading volume to decline.

If Flag Ship is unable to complete the Transactions or another initial business combination by June 20, 2026 (if extended to the maximum 24-month period after the closing of the IPO or such later date as may be approved by Flag Ship’s shareholders in an amendment to the Flag Ship amended and restated articles of association), Flag Ship will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholder and the Flag Ship board of directors, liquidating and dissolving. In such event, third parties may bring claims against Flag Ship and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10.00 per share.

According to Flag Ship’s amended and restated memorandum and articles of association, Flag Ship must complete a business combination before June 20, 2026 (assuming extensions to the maximum 24-month period after the closing of the IPO), if Flag Ship elects to make permitted extensions. Flag Ship may not be able to complete a business combination within such time period. If Flag Ship has not completed a business combination within such time period, it must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholder and the Flag Ship board of directors, liquidating and dissolving. In such event, third parties may bring claims against Flag Ship. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Flag Ship’s Public Shareholders. In such case, Flag Ship’s Public Shareholders may only receive $10.00 per share initially held in the Trust Account, and the rights will expire worthless. In certain circumstances, Flag Ship’s Public Shareholders may receive less than $10.00 per share on the redemption of their shares. If third parties bring claims against Flag Ship, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Additionally, if Flag Ship is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Flag Ship otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholder. To the extent any bankruptcy claims deplete the Trust Account, Flag Ship may not be able to return to its Public Shareholders at least $10.00 per share. Further, in such an event the Flag Ship Rights will expire worthless.

Flag Ship’s shareholders may be held liable for claims by third parties against Flag Ship to the extent of distributions received by them.

If Flag Ship is unable to complete the Transactions or another business combination prior to the Deadline Date, Flag Ship will take all such action to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but not more than 10 business days thereafter to redeem 100% of the outstanding Public Shares or distribute the aggregate amount on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the business combination, including interest earned but net of taxes payable, divided by the number of then outstanding Public Shares; and (iii) as promptly as practicable thereafter, subject to the approval of its remaining shareholders and the Flag Ship Board, liquidate and dissolve Flag Ship, subject to Flag Ship’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law. Flag Ship cannot assure you that it will properly assess all claims that may be potentially brought against Flag Ship. As such, Flag Ship’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Flag Ship cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by Flag Ship.

If Flag Ship is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Flag Ship’s shareholder. Furthermore, because Flag Ship intends to distribute the proceeds held in the Trust Account to its public shareholder promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public shareholder over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Flag Ship board of directors may be viewed as having breached their fiduciary duties to Flag Ship’s creditors and/or may have acted in bad faith, thereby exposing itself and Flag Ship to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Flag Ship cannot assure you that claims will not be brought against it for these reasons.

Becoming a public company through a business combination rather than an underwritten offering presents risks to unaffiliated investors of GFT. Subsequent to the completion of the Merger, GFT may be required to subsequently take write-downs or write-offs, restructuring and impairment, or other charges that could have a significant negative effect on its financial condition, results of operations, and the price of GFT securities, which could cause GFT shareholders to lose some or all of their investment.

A traditional initial public offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the business, financial condition, and results of operations of the issuer and its subsidiaries. In a traditional initial public offering, investors may be able to recover damages from the underwriters in the event of misstatements and omissions in the registration statement and unavailability of the due diligence defense. Going public via a business combination with a special purpose acquisition company (“SPAC”) does not involve any underwriters and may therefore result in less extensive vetting of the operating company’s information that is presented to the public. In addition, going public via a business combination with a SPAC does not involve a book building process as is the case in a traditional initial public offering. In a traditional initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than a traditional initial public offering book-building process and also does not reflect events that may have occurred between the date of the Merger Agreement and the Closing.

In addition, while traditional initial public offerings are sometimes oversubscribed, resulting in additional potential demand for shares in the after-market following the initial public offering, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for GFT’s securities after the Closing, and in turn could decrease liquidity and trading prices as well as increase the trading volatility of GFT’s securities.

Becoming a public company through a business combination rather than an underwritten offering, as GFT is seeking to do, presents risks to unaffiliated investors as described above. As a result, GFT, as the post-Merger company, may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Additionally, unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and not have an immediate impact on GFT’s liquidity, the fact that GFT reports charges of this nature could contribute to negative market perceptions about it or its securities. In addition, charges of this nature may make it difficult for GFT to obtain future financing on favorable terms or at all.

Securities of companies formed through mergers with SPACs such as Flag Ship may experience a material decline in price relative to the share price of the SPACs prior to the merger.

Flag Ship issued Flag Ship Ordinary Shares as part of units for $10.00 per unit upon the closing of its initial public offering. As with other SPACs, the $10.00 per share price of Flag Ship reflected each Flag Ship Ordinary Share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account. Following Closing, the outstanding Flag Ship Ordinary Shares will no longer have any such redemption right and may be dependent upon the fundamental value of GFT, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with SPACs in recent years may be significantly less than $10.00 per share.

The SEC has adopted final rules to regulate SPACs. Certain of the procedures that Flag Ship, a potential business combination target, or others may determine to undertake in connection with such rules may increase the costs and the time needed to complete a business combination and may constrain the circumstances under which Flag Ship could complete a business combination.

On January 24, 2024, the SEC adopted final rules (the “SPAC Final Rules”) relating to, among other items, disclosures in SEC filings in connection with business combination transactions between SPACs, such as Flag Ship, and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, such as its duration, asset composition, business purpose and activities. Certain of the procedures that Flag Ship, a potential business combination target, or others may determine to undertake in connection with the SPAC Final Rules, or pursuant to the SEC’s views expressed in the SPAC Final Rules, may increase the costs of negotiating and completing a business combination and the time required to consummate the circumstances under which Flag Ship could complete a business combination.

If Flag Ship seeks shareholder approval of its business combination, its sponsor, officers, and directors have agreed to vote in favor of such business combination, regardless of how its Public Shareholders vote.

Unlike other blank check companies in which the initial shareholders agree to vote their sponsor shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, the sponsor, officers, and directors of Flag Ship have agreed (and any permitted transferees will agree), pursuant to the terms of a letter agreement entered into with Flag Ship, to vote any Founder Shares and Private Shares held by them, as well as any public shares purchased during or after the IPO, in favor of the business combination with GFT. The Founder Shares and Private Shares in the aggregate represent approximately 22.15% of the outstanding ordinary shares of Flag Ship as of the Record Date. As a result, assuming that only a quorum of 4,431,501 of Flag Ship’s ordinary shares is present in person or by proxy at the Shareholder Meeting, and all such minimum number of shares representing a quorum are voted, the Merger Proposal, which requires the passing of a special resolution under Cayman Islands law (being a resolution passed by at least two-thirds (2/3) majority of the votes of Flag Ship shareholders as being entitled to do so, vote in person or by proxy at the extraordinary general meeting, by poll, of which notice specifying the intention to propose the resolution as a special resolution has been duly given, in accordance with the Flag Ship Charter) would only require the affirmative vote of 991,334 shares owned by Public Shareholders, or approximately 14.36% of the shares owned by Public Shareholders, in order to have it approved, assuming that only a quorum was present at the Shareholder Meeting. Accordingly, if Flag Ship seeks shareholder approval of its initial business combination, it is more likely that the necessary shareholder approval will be received than would be the case if such persons agreed to vote their Founder Shares and Private Shares in accordance with the majority of the votes cast by Flag Ship’s Public Shareholders. While the Sponsor and other initial shareholders have agreed to vote their shares in favor of the Flag Ship Merger Proposal, shareholders should consider that such persons may have interests that are different from, or in addition to, those of other shareholders, and may be incentivized to complete the Merger even if it is with a less favorable target company or on less favorable terms, rather than liquidate.

Flag Ship’s Sponsor has the right to extend the term Flag Ship has to consummate its business combination, without providing shareholders with redemption rights.

Since Flag Ship entered into the Merger Agreement with GFT within twelve months from the closing of its IPO, it has a period of fifteen months from the closing of its IPO to consummate its initial business combination and thereafter, if it requires additional time to consummate its initial business combination, its board of directors may extend the period of time to consummate a business combination up to nine (9) times, each by an additional one-month period (for a total of up to 24 months to complete a business combination), subject to the authorization by the board of directors and the deposit of additional funds into the Trust Account by its sponsor or its affiliates or designees as described elsewhere in this proxy statement/prospectus. Flag Ship’s shareholders will not be entitled to vote or redeem their shares in connection with any such extension. Following shareholder approval of the extension fee reduction proposal in August 2025, in order for the time available for Flag Ship to consummate its initial business combination to be extended, its sponsor or its affiliates or designees must deposit into the Trust Account an amount equal to the lesser of (i) $60,000 for all outstanding public shares and (ii) $0.033 for each outstanding public share for each one-month extension, on or prior to the date of the applicable deadline, up to an aggregate of approximately $720,000, or $0.40 per public share if Flag Ship extends for the full 12 months (for an aggregate of 24 months).

Any such payments may be made in the form of a non-interest-bearing loan from Flag Ship’s Sponsor or its affiliates or designees and may be repaid, if at all, from funds released to Flag Ship upon completion of the initial business combination. Any obligation to repay such loans may reduce the amount available to Flag Ship to pay as purchase price in the initial business combination, and/or may reduce the amount of funds available to the combined company following the initial business combination. This feature is different than the traditional special purpose acquisition company structure, in which any extension of the company’s period to complete a business combination requires a vote of the company’s shareholders and shareholders have the right to redeem their public shares in connection with such vote, and which do not provide the sponsor with the right to loan funds to the company to fund extension payments.

The requirement that Flag Ship completes its business combination within the prescribed time frame may give potential target businesses leverage in negotiating a business combination and may decrease Flag Ship’s ability to conduct due diligence on potential business combination targets as the dissolution deadline approaches, which could undermine Flag Ship’s ability to complete a business combination on terms that would produce value for Flag Ship’s shareholders.

Any potential target business with which Flag Ship enters into negotiations concerning a business combination will be aware that Flag Ship must complete a business combination within fifteen months (since Flag Ship entered into the definitive Merger Agreement within 12 months from the closing of the IPO) from the closing of its Initial Public Offering (or up to 24 months from the closing of the IPO if it extends the period of time to consummate a business combination to the maximum permitted). Consequently, such target business may obtain leverage over Flag Ship in negotiating a business combination, knowing that if Flag Ship does not complete a business combination with that particular target business, it may be unable to complete a business combination with any target business. This risk will increase as Flag Ship nears the timeframe described above. In addition, Flag Ship may have limited time to conduct due diligence and may enter into a business combination on terms that it would have rejected upon a more comprehensive investigation.

Flag Ship’s Sponsor, directors, officers, advisors, and their affiliates may elect to purchase shares from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of its ordinary shares.

In connection with seeking shareholder approval of its initial business combination and offering Public Shareholders the right to redeem their shares, Flag Ship’s Sponsor, directors, officers, advisors, or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the initial business combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of its shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Flag Ship’s Sponsor, directors, officers, advisors, or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with the initial business combination. The purpose of such purchases could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the initial business combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Flag Ship’s ordinary shares and the number of beneficial holders of Flag Ship’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of its securities on a national securities exchange.

If third parties bring claims against Flag Ship, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

The placement of funds in the Trust Account may not protect those funds from third-party claims against Flag Ship. Although Flag Ship will seek to have all vendors, service providers, prospective target businesses, or other entities with which it does business execute agreements waiving any right, title, interest, or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or, even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility, or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Flag Ship’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Flag Ship’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if it believes that such third party’s engagement would be significantly more beneficial than any alternative. Further, a court may not uphold the validity of such agreements. Making such a request of potential target businesses may make an acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that Flag Ship might pursue.

Examples of possible instances where Flag Ship may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by Flag Ship’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with Flag Ship and will not seek recourse against the Trust Account for any reason. Upon redemption of Flag Ship’s public shares, if it is unable to complete a business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with a business combination, it will be required to provide for payment of claims of creditors that were not waived that may be brought against it. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors.

If Flag Ship is unable to complete a business combination and distribute the proceeds held in trust to its Public Shareholders, the sponsor has agreed (subject to certain exceptions) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Flag Ship for services rendered or contracted for or products sold to it. Flag Ship believes that the primary assets of the sponsor are comprised of Flag Ship securities and therefore no assurance can be given that it will have sufficient liquid assets to satisfy such obligations if it is required to do so. Therefore, the per-share distribution from the Trust Account may be less than $10.00, plus interest, due to such claims. Additionally, if Flag Ship is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Flag Ship’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Flag Ship’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Flag Ship may not be able to return to the Public Shareholders at least $10.00.

Flag Ship may not have sufficient funds to satisfy the indemnification claims of its directors and executive officers.

Flag Ship has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Flag Ship’s officers and directors have agreed to waive any right, title, interest, or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) Flag Ship has sufficient funds outside of the Trust Account or (ii) Flag Ship consummates an initial business combination. Flag Ship’s obligation to indemnify its officers and directors may discourage shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit Flag Ship and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Flag Ship pays the costs of settlement and damage awards against Flag Ship’s officers and directors pursuant to these indemnification provisions.

Flag Ship’s directors may decide not to enforce the indemnification obligations of its Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Flag Ship’s Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below $10.00 per public share and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Flag Ship’s independent directors would determine whether to take legal action against the sponsor to enforce its indemnification obligations. While Flag Ship currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations, it is possible that the independent directors in exercising their business judgment may choose not to do so in any particular instance. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. If the independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Flag Ship’s Public Shareholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to its Public Shareholders, Flag Ship files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Public Shareholders and the per-share amount that would otherwise be received by such shareholders in connection with Flag Ship’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to its Public Shareholders, Flag Ship files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Flag Ship’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Flag Ship’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Public Shareholders in connection with Flag Ship’s liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If Flag Ship is unable to consummate its business combination within up to 24 months from the closing of the Initial Public Offering, if it extends the period of time to consummate a business combination, the Public Shareholders may be forced to wait up 24 months before redemption from the Trust Account.

If Flag Ship is unable to consummate a business combination within 24 months from the closing of the Initial Public Offering, Flag Ship will take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the outstanding Public Shares or distribute the aggregate amount on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the business combination (net of taxes payable (but including remaining interest)) to the holders of Public Shares, on a pro rata basis; and (iii) as promptly as reasonably possible thereafter, subject to the approval of its remaining shareholders and the Flag Ship Board, liquidate and dissolve Flag Ship, subject to Flag Ship’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law. If Flag Ship is required to windup, liquidate the Trust Account, and distribute such amount therein, pro rata, to its Public Shareholders, as part of any liquidation process, such winding up, liquidation, and distribution must comply with the applicable provisions of applicable Cayman Islands law. In that case, investors may be forced to wait up to 24 months before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from the Trust Account. Only after the expiration of this full time period will public security holders be entitled to distributions from the Trust Account if Flag Ship is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss. Flag Ship has no obligation to return funds to investors prior to the date of its redemption or liquidation unless it consummates a business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon redemption or any liquidation will Public Shareholders be entitled to distributions if Flag Ship is unable to complete a business combination.

Holders of rights will not have redemption rights with respect to such securities.

If Flag Ship is unable to complete an initial business combination within the required time period and it redeems the funds held in the Trust Account, the rights will expire and holders of such securities will not receive any of the amounts held in the Trust Account in exchange for their rights.

The Sponsors and Flag Ship’s directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Merger, which may result it being more likely that we can consummate the Merger and reduce the public “float” of our Public Share.

At any time at or prior to the Merger, during a period when they are not then aware of any material non-public information regarding us or our securities, the Sponsors and Flag Ship’s directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the Shareholder Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the proposals presented at the Shareholder Meeting. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsors or Flag Ship’s directors, officers, advisors or respective affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their Public Shares. The purpose of such share purchases and other transactions would be to decrease the number of shares that have been or may be submitted for redemption.

Entering into any such arrangements may have a depressive effect on the market price of Flag Ship Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Merger. In addition, if such purchases are made, the public “float” of our Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such transactions are effected, the consequence could be to cause the Merger to be consummated in circumstances where such consummation could not otherwise occur.

The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Merger where it appears that such requirements would otherwise not be met. If any shares were so purchased, the purchaser would not vote any such shares in favor of approval of the Merger Proposal. In addition, the purchasers described above will waive redemption rights, if any, with respect to the Flag Ship Ordinary Shares they acquire in such transaction.

Any purchases by the SPAC Sponsor, our officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The SPAC Sponsor, our officers, directors, advisors and any of their respective affiliates will not make purchases of Ordinary Shares if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Additionally, in the event the Sponsors or our directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, relying on the Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022) and the details of such purchases would be disclosed by Flag Ship in a Current Report on Form 8-K, including description of any arrangements entered into or significant purchases by any of the aforementioned persons.

On or prior to the Closing Date, the trading price per share value of Flag Ship Ordinary Shares may be less than the per share value of the Trust Account. In addition, the net cash per Flag Ship share (after taking into account the founder shares) is materially less than the $[●] in trust per share available to redeeming public shareholders.

Although the parties to the Merger agreed the consideration to be provided to Flag Ship shareholders was valued at a price equal to the per share amount in the Trust Account at the time of the execution of the Merger Agreement, the cash backed value per Flag Ship Ordinary Share following the Merger may be substantially less than such per share price. Accordingly, Public Shareholders who do not exercise redemption rights will hold GFT Class A Ordinary Shares that will have a value ascribed to them by their trading price, which may be substantially less than the amount they would have received upon exercise of redemption rights. In particular, the shares of most companies that are the result of a recently completed business combinations between a SPAC and an operating company have traded at prices substantially below $10.00 per share. As such, Public Shareholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the current per share value of the Trust Account.

The fairness opinion delivered by HRA to the Flag Ship Board will not reflect changes, circumstances, developments or events that may have occurred or may occur (or information that may become, or may have become, available) after the date of the opinion.

The opinion delivered by HRA, Flag Ship’s financial advisor, to the Flag Ship Board addresses the fairness of the consideration in the Merger from a financial point of view to the Flag Ship Board. The Flag Ship Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus and Flag Ship does not expect to receive an updated fairness opinion prior to the Closing. Changes in the operations and prospects of GFT general market and economic conditions and other factors that may be beyond their control, and on which the fairness opinion was based, may alter the value of GFT or the prices of Flag Ship Ordinary Shares by the time the Merger is completed. The opinion did not speak as of the time the transaction will be completed or as of any date other than the date of such opinion. The Flag Ship Board’s recommendation that Flag Ship’s shareholders vote “FOR” approval of the Flag Ship Proposals, however, is made as of the date of this proxy statement/prospectus.

Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder: (i) holds Public Shares; (ii) submits a written request to the Transfer Agent in which it requests that Flag Ship redeem all or a portion of its Public Shares for cash,; and (iii) delivers its Public Shares to the Transfer Agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2025 (two business days before the Shareholder Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is Flag Ship’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Flag Ship does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, Public Shareholders who wish to redeem their Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Merger is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, Flag Ship will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the business combination.

If a Public Shareholder fails to receive notice of its right to redeem Public Shares in connection with the Merger or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Flag Ship’s compliance with the proxy rules, a Public Shareholder fails to receive Flag Ship’s proxy materials, such Public Shareholder may not become aware of the opportunity to redeem his, her or its Public Shares. In addition, the proxy materials that Flag Ship is furnishing to holders of Public Shares in connection with the Merger describes the various procedures that must be complied with in order to validly redeem Public Shares. In the event that a Public Shareholder fails to comply with these procedures, its Public Shares may not be redeemed.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Flag Ship will require each Public Shareholder seeking to exercise redemption rights to certify to Flag Ship whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to Flag Ship at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Flag Ship makes the above-referenced determination. Your inability to redeem any such excess Flag Ship Ordinary Shares will reduce your influence over Flag Ship’s ability to consummate the Merger and you could suffer a material loss on your investment in Flag Ship if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Flag Ship consummates the Merger. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such excess shares, would be required to sell your shares in open market transactions, potentially at a loss. Flag Ship cannot assure you that the value of such excess shares will appreciate over time following the Merger or that the market price of the Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Flag Ship’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

If the Merger’s benefits do not meet the expectations of investors, shareholders, or financial analysts, the market price of GFT’s shares may decline.

If the benefits of the Merger do not meet the expectations of investors, shareholders, or securities analysts, the market price of GRT’s shares following the Closing may decline. The market price of GRT’s shares at the time of the Merger may vary significantly from the market price of Flag Ship ordinary shares on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Flag Ship’s shareholder vote on the Merger.

The trading price of the shares of GFT following the Merger may fluctuate substantially and may be lower than the current market price of Flag Ship ordinary shares. If an active market for GFT’s securities develops and continues, the trading price of GFT’s securities following the Merger could be volatile and subject to wide fluctuations. The trading price of GFT’s shares following the Merger will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond GFT’s control and may not be related to GFT’s operating performance. These fluctuations could cause you to lose all or part of your investment in the shares of GFT since you might be unable to sell your shares at or above the price attributed to them in the Merger.

Changes in laws, regulations, or rules, or a failure to comply with any laws, regulations, or rules, may adversely affect the Merger and the value of GFT’s securities.

The listing of Flag Ship’s (and, after consummation of the Merger, GFT’s) securities are subject to laws, regulations, and rules enacted by national, regional, and local governments and Nasdaq. Flag Ship and GFT are required to comply with certain SEC, Nasdaq, and other legal or regulatory requirements for the Merger and the listing of securities. Compliance with, and monitoring of, applicable laws, regulations and rules may be time consuming and costly. Those laws, regulations, or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on GFT’s business, investments, and results of operations and the value of GFT’s securities.

Because Flag Ship and GFT are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the Merger is not completed, and your ability to protect your rights through the U.S. federal courts may be limited.

Each of Flag Ship and GFT is an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Flag Ship’s and/or GFT’s directors or officers, or to enforce judgments obtained in the United States courts against Flag Ship’s and/or GFT’s directors or officers.

Currently, the corporate affairs of Flag Ship are governed by the Flag Ship Charter, the Cayman Companies Act (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. The corporate affairs of GFT are governed by the Cayman Companies Act (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands, and its memorandum and articles of association. Flag Ship is also subject to the federal securities laws of the United States as is GFT by virtue of this proxy statement/prospectus. The rights of Flag Ship shareholders to take action against Flag Ship’s directors, actions by minority Flag Ship shareholders and the fiduciary responsibilities of Flag Ship’s directors to Flag Ship shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedence in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of Flag Ship shareholders and the fiduciary responsibilities of Flag Ship’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against either Flag Ship or GFT, judgments of courts of the United States obtained against it or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against either Flag Ship or GFT or its respective directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction) and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against Flag Ship or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed Flag Ship that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Substantially all of the assets of GFT are located outside the United States. In addition, all or a substantial portion of the assets of the members of their board of directors and of their officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Flag Ship and GFT and/or the aforementioned directors and officers, or to enforce against such companies or persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Notwithstanding the foregoing, there is no assurance that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner. As a result of all of the above, Flag Ship shareholders and shareholders of GFT may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or controlling shareholders than they would as Public Shareholders of a corporation incorporated in the United States.

Risks Relating to GFT’s Corporate Structure

There are risks and uncertainties associated with our variable interest entity structure.

GFT is a Cayman Islands holding company established on March 11, 2025, and we conduct our business in China through our subsidiaries that are directly owned by Great Rich Technologies Limited (“GRT”).

As stated above, on October 21, 2024, Flag Ship and GRT entered into that certain merger agreement and GRT had tried to meet the closing conditions set forth therein, including, obtaining the approval from regulatory authority of KOSDAQ. However, due to unfamiliarity of going listing at NASDAQ through merging with a special purpose acquisition company, the Korea regulatory authority did not make a decision on GRT’s application for its approval. As a result, the founder, chairman and CEO of GRT is seeking alternatives to pursue listing on NASDAQ and formed GFT, and entered into the VIE arrangement with Xinruixiang Holding Limited, a Hong Kong company. As of the execution date of the VIE arrangement, Mr. Zhou owns 31,351,311 ordinary shares of GRT, representing 38.78% of the total issued share capital of GRT, out of which 162,000 shares were held under the name of Haitong International Securities Company Limited, the securities agent of Yongnan Zhou. As of the execution date of the VIE Agreements, Xinruixiang owns 9,718,335 ordinary shares of GRT, representing 12.02% of the total issued share capital of GRT.

On April 10, 2025, Mr. Yongnan Zhou and Xinruixiang Holding Limited (“Xinruixiang”) entered into the (i) Management Agreement, and (ii) Security Agreement Over Shares in Great Rich Technologies Limited (“GRT”) (collectively the “VIE Agreements”). Pursuant to the Management Agreement, Mr. Yongnan Zhou permanently and irrevocably transferred to Xinruixiang substantially all his rights to and interests in 31,351,311 ordinary shares of GRT he owned as of April 10, 2025 (“Mr. Zhou’s of Record Shares”) and Mr. Zhou further agreed that all additional shares of GRT to be allotted by GRT from time to time to him or acquired by him from any third party (“Mr. Zhou’s Future Entitlement Shares”), shall at all times be transferred to Xinruixiang (Mr. Zhou’s of Record Shares and Mr. Zhou’s Future Entitlement Shares are collectively defined as “VIE Shares”). The rights and interests in the VIE Shares that Mr. Zhou transferred to Xinruixiang include his right to: (i) vote all VIE Shares; and (ii) sell, transfer or encumber any VIE Shares. In order to secure the rights and interests of Xinruixiang to and in the VIE Shares against competing claims or the breach by Mr. Zhou of his obligations under the Management Agreement, Mr. Zhou also entered into the Security Agreement Over Shares in Great Rich Technologies Limited on April 10, 2025 as Chargor, in favor of Xinruixiang Holding Limited, as Chargee. Thus, Xinruixiang directly owns 12.02% of the outstanding shares in GRT (“Xinruixiang of Record Shares”) and exercises control rights over the VIE Shares (which is 38.78% of the outstanding GRT shares) via the VIE Agreements.

As a result, we included the financial results of GRT and its PRC operating subsidiaries into our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as if GFT is a majority owner of GRT.

The VIE Agreements are governed by the laws of Hong Kong and we are advised by Dentons Hong Kong, our Hong Kong law counsel that these contracts are valid and enforceable under Hong Kong law, however, that we do not know how the Hong Kong authorities or PRC authorities interpret these contracts, accordingly, and they may take a view that is contrary to the opinion of our Hong Kong counsel. Should the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations or if the PRC regulations change or are interpreted differently in the future, the securities that we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert the contractual control over the assets of the PRC Subsidiaries or GRT, which conduct all or substantially all of our operations.

Because of the uncertainties of effectiveness of VIE arrangements, we, as the separate entity from Mr. Zhou and Xinruixiang, may not have the same effective control over GRT and the China operation subsidiaries as direct ownership.

As stated above, prior to entering into the VIE Agreements, Mr. Zhou was the 100% owner of Xinruixiang, therefore, Mr. Zhou beneficially owned 50.8% of the outstanding shares in GRT. After entering into the VIE Agreements, GFT controls 50.8% of the outstanding shares in GRT; accordingly, we believe we can actually exercise 50.8% control over GRT’s corporate affairs. However, as stated above, as we cannot guarantee that the VIE Agreements are effective and they can be subject to different interpretation by the court, therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over GRT and the China operation subsidiaries.

If we had 50.8% direct ownership of GRT, we would be able to exercise our rights as an equity holder. Under the VIE Agreements, we rely on Mr. Zhou to perform his obligations in order to exercise our control over GRT and its China operating subsidiaries. However, Mr. Zhou is also the Chairman and CEO of GRT and several China operating subsidiaries (please see the MANAGEMENT AND COMPENSATION OF GFT on page 325). He may therefore have conflicts of interest with us or our shareholders, and he may not act in the best interests of our company. Consequently, the VIE arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

Risks Relating to Doing Business in China

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on GFT’ operations.

GFT has all of its total assets located in mainland China. Accordingly, GFT’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect GFT’s operating results and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on GFT. For example, GFT’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect GFT’s operating results.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and there is no assurance that it will not in the future release regulations or policies regarding the coating material industry that could adversely affect GFT’s business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, GFT’s PRC subsidiaries may incur increased compliance costs or become subject to additional restrictions in their operations.

Furthermore, GFT and our investors may face uncertainty about future actions by the government of China that could significantly affect GFT’s financial performance and operations. As of the date of this proxy statement/prospectus, GFT has not received or was denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that GFT will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past five decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. GFT are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involves uncertainties.

From time to time, GFT’s PRC subsidiaries may have to resort to administrative and court proceedings to enforce their legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection GFT’s PRC subsidiaries enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, GFT’ PRC subsidiaries may not be aware of their violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of their contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect GFT’s business and impede its ability to continue their operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against GFT or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, GFT conducts its operations through its subsidiaries in the PRC. In addition, following the closing of the Business Combination, all or a substantial portion of the assets of GFT’s directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against GFT and its officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against GFT, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Enforceability of Civil Liabilities.”

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against GFT or its directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Given the Chinese government’s significant oversight and discretion over the conduct of GFT’s business, the Chinese government may intervene or influence its operations at any time, which could result in a material change in GFT’s operations and/or the value of GFT Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of GFT’s business and may intervene or influence its operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in GFT’s operations and/or the value of GFT’s Class A Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the coating materials industry that could adversely affect GFT’s business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, GFT may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, GFT cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to GFT and its investors, including you, and such uncertainties and the risks associated with such uncertainties may cause the value of GFT’s Ordinary Shares to significantly decline or be worthless.

Any actions by the Chinese government, including any decision to intervene or influence the operations of GFT or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause GFT to make material changes to the operations of GFT, may limit or completely hinder GFT’s ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Following the consummation of the Merger, the ability of GFT’s subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for GFT and GFT to ensure their PRC subsidiaries’ compliance with such regulations or interpretations. As such, GFT may be subject to various government and regulatory interference in the provinces in which they operate in China. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether GFT will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe GFT are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange as of the date of this proxy statement/prospectus, their operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to their business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of GFT at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause GFT to make material changes to the operations of GFT, may limit or completely hinder GFT’s ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

The joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the newly enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the Holding Foreign Companies Accountable Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the Holding Foreign Companies Accountable Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three.

On August 26, 2022, the PCAOB signed SOP Agreements with the CSRC and the Ministry of Finance of the PRC. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act.

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is currently subject to inspection by the PCAOB on a regular basis. As of the date of this prospectus, the PCAOB has not yet issued an inspection report for Enrome LLP. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. Furthermore, the Accelerating Holding Foreign Companies Accountable Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of our operating subsidiaries in mainland China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in mainland China. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in mainland China. Mainland China adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Further, the Trial Administrative Measures provide that overseas securities regulatory authorities may conduct investigations or evidence collection relating to mainland China companies’ overseas offering and listing activities through the assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms. Accordingly, without regulatory cooperation between the U.S. and China, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of mainland China.

Changes, application and interpretation with respect to the applicable legal laws/regulations, and economic policies for our PRC subsidiaries, could result in a material change in our operations and/or the value of the securities we are registering for sale.

The legal system of mainland China is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress of China (SCNPC). Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the regulatory authority of mainland China has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the non-binding nature of the court decisions, as mainland China is not a common law country, the interpretation and application of these laws and regulations are subject to change, which could result in a material change in our operations and/or the value of our shares.

While the economy of mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any changes in economic conditions in mainland China, in the policies of the regulatory authority, or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The regulatory authority of mainland China has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy of mainland China but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government supervision over capital investments or changes in tax regulations. In addition, in the past the regulatory authority of mainland China has implemented certain measures, including interest rate adjustments, to adjust the pace of economic growth. These measures may affect economic activities in mainland China, which impact our business and operating results.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the Cyberspace Administration of China (“CAC”) and other relevant regulatory authority jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On January 4, 2022, the CAC, in conjunction with 12 other government departments issued the New Measures for Cybersecurity Review (the “Cyber Security Review Measures”), which came into force on February 15, 2022. According to the Cyber Security Review Measures, the network operators with personal information of more than one million users must apply for cybersecurity review to the Cybersecurity Review Office when they go public abroad.

As of the date of this prospectus, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. We believe that our operations and listing will not be affected by the Cyber Security Review Measures, and that we will not be subject to cybersecurity review by the CAC for this offering, given that: (i) as a company that mainly manufactures and sells functional coating materials and providing coating solutions to our customers, our operating subsidiaries in mainland China are unlikely to be classified as CIIOs by the regulatory agencies; (ii) our customers are enterprises and we do not have individual customers; as a result, we possess personal data of far fewer than one million individuals in our business operations as of the date of this prospectus and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) since we are in the functional coating materials manufacturing industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. The aforesaid conclusion has been confirmed by GFT’s PRC counsel, DeHeng. However, the relevant regulatory authorities of mainland China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Cybersecurity Review Measures will be interpreted or implemented will still require further clarification, and whether the regulatory agencies of mainland China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

Chinese regulatory authorities could disallow GFT’s holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities GFT is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Following the consummation of the Merger, GFT will indirectly hold the equity of its PRC subsidiaries. Under the Special Administrative Measures for Access of Foreign Investments (2024 Edition) (the “Negative List”), foreign investors shall not invest in any forbidden fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. As of the date of this proxy statement/prospectus, since GFT researches, manufacts and distribute costing materials in China, GFT’s operations in China are unlikely to be restricted or prohibited by the Negative List, but there is no guarantee that the Chinese government will not make a different interpretation, so as to disallow GFT’s holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether GFT’s existing business or future business will be included in future revisions. If the business of GFT’s PRC subsidiaries is deemed as a restricted or prohibited business based on the Negative List, GFT’s corporate structure post-Merger may be considered illegal and required to be restructured by the Chinese government, which may adversely affect GFT’s operations and the value of the securities it is registering for sale.

Due to the differences in the legal systems of different countries, you may find it difficult in effecting service of legal process, enforcing foreign judgments, or bringing actions in mainland China against us or our management named in the prospectus based on foreign laws, compared to doing so in your home country against a domestic company.

As a holding company incorporated under the laws of the Cayman Islands, we conduct substantially all our operations in mainland China and a majority of our assets are located in mainland China. In addition, all of our officers and directors reside outside the U.S. As a result, it may be time-consuming and costly for you to effect service of process upon those persons outside the U.S. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the judicial branch outside the U.S. would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments in mainland China are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of mainland China laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

Increases in labor costs in mainland China may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. The overall economy and the average wage in mainland China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements for labor protection in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our operating subsidiaries in mainland China have not made adequate social insurance and housing provident fund contributions for all employees as required by the mainland China regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing provident funds plans, and the employers must pay all or a portion of the social insurance premiums and housing provident funds for their employees. For more details, see “Regulations — Laws and Regulations on Labor and Work Safety — Regulations on Social Insurance and Housing Provident Fund.” The requirement of social insurance and housing provident fund has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. As of the date of this prospectus, our operating subsidiaries in mainland China have not made adequate social insurance and housing provident fund contributions for all employees. Our operating subsidiaries in mainland China may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon our PRC subsidiaries. With respect to housing provident fund plans, our operating subsidiaries in mainland China may be required to pay and deposit housing provident funds in full and on time within the prescribed time limit. If our operating subsidiaries in mainland China fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. As of the date of this prospectus, our operating subsidiaries in mainland China have not received any notice from local authorities or any claim or request from the employees in this regard. However, if the relevant mainland China authorities determine that our operating subsidiaries in mainland China shall make supplemental social insurance and housing fund contributions or that our operating subsidiaries in mainland China are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Failure to adapt to changes in laws and regulations governing our industry on a timely basis may result in fines, create limitations or uncertainties with respect to our operating subsidiaries’ business activities, make it difficult for them to obtain or maintain the necessary approvals, permits or licenses or render their operations non-compliant, any of which could materially and adversely affect our operating subsidiaries’ business.

The functional coating industry is a fragmented and evolving industry in mainland China, and the laws and regulations governing the industry are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the laws and regulations of mainland China applicable to the industry.

Any significant changes to the laws, regulations and government policies governing the coating materials and polymer film materials manufacturing and processing industry could impose substantial costs on us, create limitations or uncertainties regarding the way our operating subsidiaries conduct or expand their business, or affect our rights or obligations under our existing agreements with investors, target companies or other parties as well as the extent to which we can engage in, or charge fees for our business.

We will continue to monitor any new rules in this area to ensure that we remain in compliance with relevant laws and regulations. Any failure to adapt to and other changes in applicable laws, regulations and other government policies on a timely basis may result in fines, restrictions on our operating subsidiaries’ business activities or revocations of approvals, permits or licenses, or render our operating subsidiaries’ operations to be non-compliant, any of which would have a material adverse effect on our business, financial condition and results of operations.

China’s recent phenomena that the local governments chasing after “un-paid tax” may make us vulnerable to such policy and if we are requested to pay any unpaid tax, our profitability may be adversely impacted.

In the past 40+ years, China has enjoyed rapid economic growth, and the governments, from the central to the local, have implemented tax-exemption or tax reduction policies to encourage investment. During the Covid-19 period, certain taxes were either waived, deferred or reduced. However, it is possible that Chinese government may request certain companies to pay back the reduced income tax or request that we return grants that it previously awarded to the Company. Recently, Chinese authorities have been seeking unpaid taxes from companies and individuals dating back decades, as the government moves to fill budget shortfalls and address a mounting debt crisis. More than a dozen listed Chinese companies have reported that they were pursued for millions of dollars in back taxes in a renewed effort to improve local finances which were damaged by a downturn in the property market that impacted sales of land leases, a main source of revenue. In the past two calendar years, two of our China-based operating subsidiaries, Tongli and Huizhi, have enjoyed the benefit of a reduced corporate income tax rate of 15% (instead of 25%, which is the standard enterprise income tax rate) as they are accredited as “High-tech Enterprises”. For a discussion of the qualifications for a High-tech Enterprise, please see the discussion of the impact of Government Regulations on our business on page 306. The tax savings for each entity for the 2023 and 2024 fiscal years are listed below:

	High-Technology Enterprise Income Tax
Company	Year of 2023	Year of 2024
Tongli	31,924,035.45	27,352,923.31
Huizhi	27,138,405.73	46,796,796.22

We have not received any notice from the government to pay back any incentives or awards we received or pay back the taxes that were waived or reduced, nor do we believe that we have received any tax concession that we are not entitled to, however, if the Chinese government seeks to continue its policy to recoup such amounts from companies to alleviate its budgetary issues, or retroactively revokes our high-tech enterprise status, we may need to pay significant amounts of money to the Government to and our profitability may be adversely impacted.

Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are mainland China residents to liabilities or penalties.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed to be mainland China residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China tax residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015, revised in December 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in mainland China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any mainland China individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such mainland China individual to warnings, fines, or other liabilities.

As of the date of this prospectus, our majority shareholder and shareholders who are directors and/or executives of our Company and known to us as mainland China residents have completed the registrations under the SAFE Circular 37 and SAFE Notice 13. However, we may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our Company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future beneficial owners who are mainland China resident will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our mainland China residents beneficial owners to comply with these SAFE regulations may subject us or our mainland China resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Mainland China regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC subsidiaries may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our operating subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in mainland China. According to the relevant regulations on foreign-invested enterprises, or “FIEs,” in mainland China, trans-border shareholder loans to our PRC subsidiary, Jiangsu Tongli Optical New Materials Group Co., Ltd (“Tongli Group”), which is a FIE, are subject to registration with SAFE or its local branches in advance. There is, in effect, no statutory limit on the amount of capital contributions that we can make to our operating subsidiaries in mainland China, and we are allowed to make capital contributions to our operating subsidiaries in mainland China by subscribing to their initial registered capital and increased registered capital, provided that the operating subsidiaries in mainland China complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our operating subsidiaries in mainland China is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our operating subsidiaries in mainland China may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing of the People’s Bank of China (“PBOC”), or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiaries. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither PBOC nor SAFE has promulgated and made public any material changes to PBOC Notice No. 9. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our operating subsidiaries in mainland China. Currently, our operating subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our operating subsidiaries in mainland China may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contributions to our operating subsidiaries in mainland China or provide any loan to our operating subsidiaries in mainland China in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of this offering and to capitalize our operating subsidiaries in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or “SAFE Circular 19,” effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or “SAFE Circular 16,” effective on June 9, 2016. SAFE Circular 19 and SAFE Circular 16 allow FIEs to settle their foreign exchange capital at their discretion, but prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for (i) expenditures beyond the enterprise’s business scope or expenditures prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license providing entrusted loans, or repaying loans between non-financial enterprises; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or “SAFE Circular 28,” which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

As a result, we are required to apply RMB funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiaries. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 could potentially limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in mainland China by our operating subsidiaries in mainland China or to invest in or acquire any other mainland China companies through our operating subsidiaries in mainland China, which may adversely affect our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in mainland China and by mainland China’s foreign exchange policies. On July 21, 2005, the mainland China regulatory authority changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our business is conducted in mainland China, and our books and records are maintained in RMB, which is the currency of mainland China. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, the Ordinary Shares offered by this prospectus are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange administration regulations that affect our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China “resident enterprise” for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-Chinese-mainlander shareholders and have a material adverse effect on our results of operations and the value of your investment.

Our operating subsidiaries in China are resident enterprises under the PRC Enterprise Income Tax Law, or the “EIT Law”; and GFT incorporated in the Cayman Islands, therefore, is not subject to any corporate income tax under the laws of Cayman Islands. However, under the EIT Law that became effective in January 2008, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, mainland China enterprise groups, or by mainland China or foreign individuals.

If the mainland China tax authorities determine that the actual management organ of GFT, the holding company, is within the territory of China, GFT may be deemed to be a mainland China resident enterprise for mainland China enterprise income tax purposes and a number of unfavorable mainland China tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of the GFT Class A Ordinary Shares may become subject to mainland China withholding tax, at a rate of 10% in the case of non-Chinese-mainlander enterprises or 20% in the case of non-mainland individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from sources of mainland China. It is unclear whether non-mainland shareholders of GFT would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the GFT Class A Ordinary Shares. Although up to the date of this prospectus, GFT, the ultimate holding company, has not been notified or informed by the mainland China tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that GFT, the ultimate holding company, will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-Chinese-mainlander holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of mainland China taxable assets (including equity interests and real properties of a mainland China resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. The indirect transfer of an equity interest and/or real properties in a mainland China resident enterprise by an overseas holding company will be deemed a direct transfer of mainland China taxable assets and subject to enterprise income taxes, unless such transactions are for a reasonable commercial purpose.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of mainland China taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from real properties in mainland China. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers mainland China taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the mainland China tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where mainland China taxable assets are involved, such as offshore restructuring and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-mainland resident enterprises, our operating subsidiaries in China may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to certain limitations and restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our operating subsidiaries in mainland China to satisfy our liquidity requirements. Current mainland China regulations permit our operating subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with mainland China accounting standards and regulations. In addition, our operating subsidiaries in mainland China are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our operating subsidiaries in mainland China may also allocate a portion of their respective after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our operating subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In response to the persistent capital outflow and Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and SAFE implemented a series of capital administration measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, promulgated by SAFE in January 2017, provides for several capital administration measures with respect to outbound remittances of profits from domestic entities to offshore entities, including the following: when a bank handles the remittances of profits of an amount exceeding the equivalent of US$50,000 for a domestic entity, the resolutions of the board of directors on profit distributions, the original tax filing forms and the audited financial statements should be verified in accordance with the principle of genuine transaction, and the domestic entity should hold income to account for previous years’ losses before remittances of profits. In addition, the domestic entity is required to make a detailed description of sources and use arrangements of capital, as well as proof of board resolutions, contracts, etc., when completing the registration procedures in connection with an outbound investment. The mainland China regulatory authority may continue to strengthen its capital administration, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. As under the PRC Enterprise Income Tax law, an entity, though incorporated in the laws of the jurisdiction outside the mainland China, if its de facto management bodies are within mainland China, it will be deemed as a resident enterprise for mainland China enterprise tax purpose. Such classification would likely result in unfavorable tax consequences to us and our non-mainland shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Limitations and restrictions on currency conversion may affect the value of your investment and our payment of dividends.

The mainland China government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, GFT may rely on dividend payments from our operating subsidiaries in mainland China to fund any cash and financing requirements we may have. Under existing mainland China foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our operating subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of mainland China complies with certain procedures under mainland China foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are mainland China residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The government may also at its discretion, restrict access in the future to foreign currencies for current account transactions, within its scope of authority as prescribed by law. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in mainland China, and dividends payable by our operating subsidiaries in mainland China to us may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the mainland China enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant mainland China tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable mainland China laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant mainland China tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Tongli Group is wholly owned by us, as a Hong Kong holding company. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant mainland China tax authority or we will be able to complete the necessary filings with the relevant mainland China tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to us, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operating subsidiaries’ business operations, our Ordinary Shares price, and our reputation.

U.S. public companies that have substantially all of their operations in mainland China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of the GFT Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of the GFT Class A Ordinary Shares.

We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for any future offerings, after the completion of this offering, and fully comply with the relevant new rules on a timely basis, if at all.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market (the “Opinions”), which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the securities laws of mainland China.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which came into force on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Administrative Measures, together with the Guidance Rules reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by domestic companies of mainland China” in compliance with the principle of “substance over form” and particularly, an issuer will be required to undertake the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets, as documented in its audited consolidated financial statements for the most recent accounting year, is accounted for by mainland China companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iii) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (iv) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to competent overseas regulators, and the obligation to file with the CSRC after it completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (v) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. Specifically, pursuant to the Trial Administrative Measures and Guidance Rules, we are required to file with the CSRC within three business days after Flag Ship announces the specific arrangements for the Merger, and this offering is contingent upon the completion of the filing with the CSRC (“CSRC Filing”). We plan to submit the CSRC Filing report and related materials to the CSRC on about May 6, 2025. As of the date of this prospectus, we have not received the notification from the CSRC that we have completed the CSRC filing procedure for this offering in accordance with the Trial Administrative Measures and Guidance Rule. As the Trial Administrative Measures are newly issued, there remains uncertainty regarding their interpretation and implementation. Therefore, we cannot assure you that we are fully comply with the relevant new rules on a timely basis, if at all.

The M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of mainland China companies by foreign investors, which could create certain obstacles for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We do not believe our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

To the extent cash or assets in the business is in mainland China or Hong Kong or an entity incorporated in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority within their scope of authority to transfer cash or assets.

The transfer of funds and assets among GFT and its subsidiaries in mainland China and Hong Kong is subject to certain limitations and restrictions. The mainland China regulatory authority imposes certain regulations and restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. See “Risk Factors — Limitations and restrictions on currency conversion may affect the value of your investment and our payment of dividends.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax residents. See “Risk Factors — Our PRC subsidiaries are subject to certain limitations and restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority to transfer cash or assets.

We rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, though currently we have sufficient capital to meet our operation needs, when such capital is depleted, we will rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the mainland China tax authorities may require our mainland China subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under laws and regulations of mainland China, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with accounting standards and regulations of mainland China. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. And for the purpose of avoiding misunderstanding, this portion of such operating subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the company.

Risks Related to GFT’s Business and Industry

We may be adversely affected by the effects of inflation and a potential recession.

Global inflation has adversely affected, and may continue to affect, our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge our players commensurately. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. In addition, poor economic and market conditions, including a potential recession, may negatively impact the research and development investments and expansion plans, which would adversely affect our operating income and results of operations. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation as well as a potential recession, our business, financial condition, and results of operations could be adversely affected.

The demand for our products and services are impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for coating materials. Coating industry is a rapidly evolving and competitive market that has experienced substantial changes in recent years. The market size of our industry and our service may be affected by many factors outside of our control, including:

●	availability, scale and scope of government subsidies, economic incentives and financing sources to support the development and commercialization of solar energy solutions;

●	levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows;

●	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products;

●	local, provincial and national permitting and other regulatory requirements related to environmental, land use and transmission issues, each of which can significantly impact the feasibility and timelines for solar projects;

●	technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid;

●	the cost and availability of raw materials and components necessary to produce solar energy, such as polysilicon; and

●	regional, national or global macroeconomic trends, which could affect the demand for new energy resources.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. If we are not able to mitigate these risks and overcome these difficulties successfully, our business, financial condition and results of operations could be materially and adversely affected.

Our failure to win new contracts and purchase orders may adversely affect our business operations and financial results.

Our business depends on our ability to win contracts and purchase orders with customers. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements, and required governmental approvals. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approvals, we may not be able to pursue particular projects, which could adversely affect our profitability. If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our business may in the future benefit in part from national and local government support for coating material industry, and a decline in such support could harm our business.

We may in the future benefit in part from legislation and government policies that support coating material industry, we cannot assure you that we will continue to receive government support in future periods at a similar level or at all. The availability of or lack of the support from the government depend, to a large extent, on political and policy developments relating to environmental concerns and other macro-economic factors. Adverse changes in government regulations and policies relating to the coating materials industry and their implementation, especially those relating to economic subsidies and incentives, could significantly reduce the profitability of our business and materially adversely affect the state of the industry.

Risk Related to our Business Operation

Our manufacturing facility and those of our third-party contract manufacturers and suppliers, as well as our customers’ facilities and our third-party logistics providers, are vulnerable to disruption due to natural or other disasters, strikes and other events beyond our control.

A major earthquake, fire, tsunami, hurricane, cyclone or other disaster, such as a major flood, seasonal storms, nuclear event or terrorist attack affecting our facilities or the areas in which they are located, or affecting those of our customers or third-party manufacturers, suppliers or fulfillment centers, could significantly disrupt our or their operations and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our or their damaged manufacturing facilities. These delays could be lengthy and costly. If any of our facilities, or those of our third-party contract manufacturers, suppliers, third-party logistics providers or customers are negatively impacted by such a disaster, production, shipment and installation of our additive manufacturing machines could be delayed, which can impact the period in which we recognize the revenue related to that additive manufacturing machine sale. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in our business operations. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, labor strikes, war or the outbreak of epidemic or pandemic diseases (including the outbreak of COVID-19) could have a negative effect on our operations and sales.

Our manufacturing process is complicated and expensive, failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of our products involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in defective products. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. In addition, if the demand for our product market may decrease, it may also cause us to operate at less than intended capacity. This would result in higher marginal production costs and lower output, which could have a material adverse effect on our business, financial condition and results of operations.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers. Our future sales contract for solar cells and/or solar modules may include warranty that is in line with the industry customary practice. If we experience a significant increase in warranty claims, we may incur significant replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be materially adversely affected.

We are subject to risks related to supply chain disruptions.

Our operating subsidiaries must manage the supply chain for raw materials and the delivery services they rely upon for our products. Th raw materials that we are sourcing mainly include polyester film, polypropylene film, acrylic glue, silica gel, copper foil, etc. Though 70% of our coatings are self-produced, we nevertheless face the supply chain disruption risks resulting from supply chain fragmentation and local protectionism within the PRC. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and sales volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, and legal impediments, natural disasters, and other events that could impact both supply and price of our products. As of the date of this prospectus, our operating subsidiaries’ business and operations have not been materially impacted by any supply chain disruptions. However, any of these occurrences could cause significant disruptions to our supply chain, production capability and distribution system that could adversely impact our ability to produce and deliver products and materially affect our outlook or business goals.

We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

We may experience interruption to our supply of raw materials or late delivery in the future for the following reasons, among others:

●	suppliers under our raw materials supply contracts may delay deliveries for a significant period of time without incurring penalties. In the past, we have relied on the timely delivery by our suppliers of the raw materials to us, and our current contracts with the suppliers do not contain penalty clause for late delivery; however we cannot guarantee that our suppliers will continue delivering the raw materials to us in a timely manner;

●	our suppliers may not be able to meet our production needs consistently or on a timely basis;

●	compared with us, some of our competitors who also purchase same raw materials from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

●	our supply of raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

Our failure to obtain the required amounts of raw materials, such as glass, in a timely manner and on commercially reasonable terms could increase our manufacturing costs and limit our ability to meet our contractual obligations to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon and other raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

We are sourcing the raw materials from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver products to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to manufacture our products, or increase our manufacturing costs. We currently only source our raw materials from a limited number of suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. In addition, our suppliers may be unable to supply our increasing demand for raw materials as we expand or seek to expand our business. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. A constraint on our production may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business.

Prepayment arrangements to our suppliers, if any, may expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

As we conduct our business in the ordinary course, we may incur prepayment obligations for the procurement of raw materials or the construction of our plants. Our prepayments, secured or unsecured, may expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity.

Shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply and any increases in electricity costs may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We rely on a limited number of third-party logistics providers for distribution of our products, and their failure to distribute our products effectively and in a cost-effective manner would adversely affect our sales.

We rely on a limited number of third-party logistics providers for shipping our products, if there is a disruption in the distribution channels of such third-party logistics providers, including but not limited to any disruption caused by labor shortages or if these providers continue to increase their rates, our business and financial condition could be adversely impacted.

If our third-party logistics providers do not fulfill their contractual obligations to us, or refuse or fail to adequately distribute our products, such as by shipping our products to the incorrect recipient, or the agreements are terminated without adequate notice, shipments of our products, and associated revenues, would be adversely affected. In addition, we expect that it may take a significant amount of time if we were required to change our third-party logistics providers and would require significant efforts to provide the systems support required for a new provider to effectively support our operations.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the market opportunity and growth. The estimates and forecasts included in this prospectus relating to the size and expected growth of the target market and market demand may also prove to be inaccurate. The estimated addressable market may not materialize in the timeframe of the projections included herein, if ever, and even if the markets meet the size estimates and growth estimates presented in this proxy statement, our business could fail to grow at similar rates.

We operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates and market share.

The markets and industries in which we compete in are highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as we do. Some of our competitors have longer operating histories and greater resources than us and could focus their substantial financial resources to develop a competitive advantage. Our competitors may also offer coating solutions at prices below cost, devote significant sales forces to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions. Additionally, we expect competition to intensify in the future as existing competitors and new market entrants introduce new products into our markets. Any of these competitive factors could make it more difficult for us to attract and retain customers, increase our sales and marketing expenses, reduce profit margins, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and operating results. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets.

In addition, we may also face competition based on technological developments that compete with our products and services. Our competitors may develop technology that would make ours noncompetitive or obsolete. If we do not keep pace with product and technology advances and otherwise keep our product offerings competitive, there could be a material and adverse effect on our competitive position, revenue and prospects for growth. Some of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

●	greater name recognition, longer operating histories and larger customer bases;

●	larger sales and marketing budgets and resources;

●	broader and deeper product lines;

●	greater customer support resources;

●	greater resources to make acquisitions;

●	lower labor and research and development costs;

●	substantially greater financial and other resources; and

●	larger scale manufacturing operations.

Some of our expected larger competitors may have substantially broader product offerings and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from purchasing our products or services. In addition, larger companies that are making significant investments in research and development may invent similar or superior technologies that compete with ours. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Our business is in a capital intensive industry, though demand for our products is anticipated to grow significantly, if the demand for our products slows, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

Risk related to our Growth Strategy and Expansion

We expect to continue to experience rapid growth and organizational change. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or attract new employees and customers.

We expect to continue to experience growth in our number of customers, sales, revenues and headcount. We expect to continue to make significant investments in our business, including investments in building new plant, update software, technology, personnel headcount, facilities, marketing and sales efforts. If our business does not generate the level of revenue required to support our investment, our net sales and profitability will be adversely affected.

To manage growth in our operations and personnel, we will need to continue to scale and improve our operational, financial, and management controls, and our reporting systems and procedures, which will require significant capital expenditures, increasing our cost of operations and the reallocation of valuable management resources. As we scale, it may become more difficult and will require additional capital expenditures to maintain and increase the productivity of our employees, expand production, to address the needs of our actual and prospective customers, to further develop and enhance our products, and remain competitive against our competitors’ products. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources, including but not limited to investments related to our manufacturing facilities. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all.

Global economic, political and social conditions and uncertainties in the markets that we serve may adversely impact our business.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. Declines in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect the spending behavior of potential customers, which in turn could have a material adverse effect on our business, financial condition and results of operations.

International expansion is one of our growth strategies, and our potential expansion into international markets may expose our business and operations to additional risks, which could have an adverse effect on our operating results.

While our focus remains on the China market, we intend to explore opportunities globally and further penetrate markets outside of China, especially in Middle East and Southeast Asia. As the production bases of some of our customers have been shifted from domestic China to overseas locations, such as Southeast Asia, India and Mexico, we are developing plans to expand to such regions in order to better serve our downstream customers. In addition, some of the overseas emerging markets have significant demand potential, and in order to improve our global competitiveness, we may increase the proportion of overseas sales to achieve our growth targets. Our current overseas expansion is in the research and pre-preparation stage, and it is expected that a subsidiary will be established in Turkey in the first quarter of 2025 to carry out related business. At present, most of our company’s products are sold within China, with a very small proportion sold overseas. Our main sales markets overseas are South Korea, Vietnam, and the Philippines. Therefore, the Trump administration’s proposed tariff mechanism does not currently have a material direct impact on our sales. Operations in international markets may require us to respond to new and unanticipated regulatory, geopolitical, marketing, sales and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that we will be successful in responding to these and other challenges we may face as we enter and attempt to expand in international markets, including:

●	building and managing a highly experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors;

●	difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

●	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

●	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

●	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements;

●	increased exposure to foreign currency exchange rate risk;

●	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

●	difficulties in repatriating overseas earnings;

●	compliance with numerous legislative, regulatory or market requirements of foreign countries;

●	compliance with international and local laws prohibiting bribery and corrupt payments to government officials;

●	laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;

●	potentially adverse tax consequences;

●	compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws;

●	the inability to continue to benefit from local subsidies due to change in control;

●	unfavorable labor regulations; and

●	general economic conditions in the countries in which we operate.

Our future international operations will also be subject to general geopolitical risks, such as political, social and economic instability, war, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events. One or more of these factors could adversely affect any of our international operations and result in lower revenue and/or greater operating expenses than we expect and could significantly affect our results of operations and financial condition. Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

Risk Related to Intellectual Properties

We are subject to risks of loss of proprietary information.

Our ability to compete successfully and/or to achieve future growth in sales will depend, in part, on our ability to protect our proprietary information relating to our product development, production, and marketing of our products. Our directors and executive officers and all other employees, who may come into possession of such proprietary information including our technical know-how and our customer database in the course of their employment with us, are under an obligation to maintain confidentiality on any such information during their term of employment with us, as well as for a prescribed period after the cessation of their employment. However, there is no assurance that such confidentiality obligations will not be breached. In the event of a disclosure of our proprietary information by any employee in breach of their confidentiality obligations, in particular, where disclosure is made to third parties who may be our competitors or prospective competitors, our ability to compete against such parties may be materially and adversely affected. This would, in turn, have a material adverse impact on our business and profitability as well as our prospects.

If we are unable to obtain and maintain patent and other intellectual property protection for the products we developed and technical solutions that we provide to our customers, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our comparative advantage in competing in the market may be adversely affected.

Our success largely depends on our ability to obtain and maintain patent, trade secret and other intellectual property protection of our coating and packaging and other technology, methods used to manufacture them, as well as successfully defending our patent and other intellectual property rights against third-party challenges. It is difficult and costly to protect and enforce intellectual property rights, and we may not be able to ensure the same for every product. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our technologies is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

We seek to protect our proprietary position by developing a comprehensive intellectual property portfolio including filing patent applications and obtaining granted patents in China related to our products and providing solutions to our customers. If we are unable to obtain or maintain patent protection with respect to our products, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours and our ability to commercialize that product candidate may be adversely affected.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, therefore, we cannot be certain that that we were the first to file for patent protection of such inventions.

The patent position of chemical materials companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are uncertain, and we may become involved in complex and costly litigation. Our pending and future patent applications may not result in patents being issued which protect therapeutic candidates or effectively prevent others from commercializing competitive technologies.

Changes in either the patent laws or their interpretation in China and other countries may diminish our ability to protect our inventions, obtain, maintain, enforce and defend our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned patent rights. We also cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will be valid and enforceable and provide sufficient protection from competitors. Any patents that we own may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any our patents remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

In addition, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The strength of patents in the chemical materials field involves complex legal and scientific questions and can be uncertain.

We may also be subject to claims that former employees, or other third parties have an interest in our patents or patent applications or other intellectual property as an inventor or co-inventor. Though we may have an co-inventor for any particular patent, all patents are exclusively owned by us and we do not have any co-owner. However, we cannot assure you that a co-inventor will not claim as a co-owner. If co-inventor’s claim for co-ownership is successful but if we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patent applications, such co-owners may be able to license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us.

If we are unsuccessful in any interference proceedings or other priority, validity (including any patent oppositions), or inventorship disputes to which we maybe subject, we may lose valuable intellectual property rights through the loss of one or more of our owned patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of our patents. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology. Even if we are successful in an interference proceeding or other similar priority or inventorship disputes, it could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming, and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors may infringe our patents, or we may be required to defend against claims of infringement. In addition, our patents also are, and may in the future become, involved in inventorship, priority, validity or enforceability disputes. Countering or defending against such claims can be expensive and time consuming. In future infringement proceedings, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our owned or any in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Ordinary Shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our technology, we also rely on know-how and trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed by or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In the case of consultants and other third parties, the agreements provide that all inventions conceived in connection with the services provided are our exclusive property. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. In addition, trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, our competitive position could be harmed.

In addition, if we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties may assert that our employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals that were previously employed by other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Also, we have in the past and may in the future be subject to claims that these individuals are violating non-compete agreements with their former employers. We may then have to pursue litigation to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our Ordinary Shares. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

●	it is possible that there are prior public disclosures that could invalidate our patents, or parts of our patents;

●	it is possible that our patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

●	issued patents that we hold rights to may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by our competitors;

●	the inventors of our patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable;

●	the patents of others may harm our business; or

●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We depend on our founding members and other key personnel, and the loss of their services could have a material adverse effect on our business, results of operations, and financial condition.

The success of our Company is attributable to the contribution and experience of our key management team of GRT, headed by our director and chairman of the board of directors, Mr. Yongnan Zhou. He is responsible for implementing overall business strategies and identifying business opportunities. The key management team also includes our executive director, Mr. Jiangzhe Xiang and CFO Mr. Xiaolin Tang. Please refer to “Management” in this proxy statement/prospectus for further details of our directors and executive officers. As such, our continued success is dependent on our ability to retain the services of our key management team, which has collectively amassed over 40 years of experience in the coating materials industry and contributed to the financial and operational aspects of our business. We do not maintain key person life insurance. Our management team currently has no immediate plans to cease providing services to our Company, but our founders and other key personnel are not obligated to remain employed with us. In addition, our other key personnel may leave us in the future, and we cannot predict the impact that the departure of any key personnel will have on our ability to achieve our investment objectives. The loss of the services of any of them could have a material adverse effect on our revenues, net income, and cash flow.

In order to recruit and retain existing and future senior professionals and other key personnel, we may need to increase the level of compensation that we pay to them. Accordingly, as we promote or hire new senior professionals and other key personnel over time or attempt to retain the services of certain of our key personnel, we may increase compensation we pay to these individuals, which could cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability.

We are dependent on the mainland China market.

We are dependent on the mainland China market, as substantially all of our customers are located in mainland China. We anticipate that the mainland China market will continue to be a significant sales and production base for our Group in the near future and we are therefore susceptible to the market conditions in mainland China. Any adverse changes in the economic conditions in mainland China will affect purchasing power and may negatively impact the demand for our products resulting in our revenue, future performance and profitability being materially and adversely affected.

Any failure to obtain or renew approvals, licenses, permits, and quality/product certifications for certain markets required for our operating subsidiaries’ operations could materially and adversely affect our business and results of operations.

Our operating subsidiaries’ business is regulated by various laws and regulations in mainland China, which, among other things, require them to complete certain registrations and obtain various licenses, permits, and quality/product certificates for our operations. For details, see “Business — Licenses, Awards and Certificates,” and “Regulations.”

Most of the licenses needed for our operating subsidiaries’ operations are subject to examinations or verifications by relevant authorities and are valid only for a fixed period of time, subject to renewal and accreditation. Compliance with the relevant laws and regulations may require substantial expenses, and any non-compliance with such laws and regulations may expose our operating subsidiaries to liabilities. In case of any non-compliance, our operating subsidiaries may have to incur significant expenses and divert substantial management time to remedy any deficiencies. There can be no assurance that our operating subsidiaries will be able to obtain or renew all of the approvals, licenses, permits, and certifications required for our operating subsidiaries’ existing business operations upon expiration in a timely manner or at all. If our operating subsidiaries cannot obtain or maintain all licenses required to operate our operating subsidiaries’ business, planned new business operations and expansion may be delayed, and our operating subsidiaries’ ongoing business could be interrupted. Our operating subsidiaries may also be subject to prosecutions and penalties.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption, or destruction in a geographic region of China in which our operating subsidiaries operate, regardless of cause, including international supply chain disruptions or delays, war, terrorism, riot, civil insurrection, or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease (including the COVID-19 pandemic). Such events may cause our customers to suspend their decisions to purchase our products, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.

The COVID-19 pandemic has caused volatility in the global economy and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. While the severity of COVID-19 has diminished as of the date of this prospectus, the impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place.

The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

We may be harmed by negative publicity.

We operate in a highly competitive industry, and there are other companies in the market that offer similar products. We rely on the positive feedback of our loyal customers to expand our customer base. Thus, customer satisfaction is critical to the success of our business, as this will also result in potential referrals from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations, and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports and publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and the results of operations.

Our failure to understand and respond effectively to the risks associated with corporate governance could adversely affect us.

A failure to maintain high standards of corporate governance may adversely impact us and our customers, staff and employees, through poor decision-making and a lack of oversight of our key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight increases the risk of poor senior management behaviors. In particular, as a foreign private issuer, under the Nasdaq listing rules, we are not required to comply with many of the Nasdaq’s corporate governance protections. We operate across multiple jurisdictions and have a group and subsidiary governance structure which may add further complexity to these considerations.

Our risk management and internal control systems may be inadequate or ineffective in identifying or mitigating the various risks to which we are exposed.

We have established risk management and internal control systems consisting of organizational frameworks, policies, procedures and risk management methods that we believe are appropriate for our business operations, and we seek to continue to improve these systems. However, due to the inherent limitations in the design and implementation of risk management and internal control systems, including identification and evaluation of risks, internal control variables and the communication of information, we cannot assure you that such systems will be able to identify, mitigate and manage all exposures to risks.

Our risk management methods have inherent limitations, as they are generally based on statistical analysis of historical data as well as the assumption that future risks will share similar characteristics with past risks. We cannot assure you that such assumptions are an accurate prediction of future events.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, we cannot assure you that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Furthermore, our financial systems are not fully automated and some of our financial controls still require manual intervention and are therefore susceptible to human error. To the extent we use information technology systems to support our financial controls, these systems need regular maintenance and upgrades to handle the expansion in information as we expand our existing operations and acquire new businesses. Our historical data may also need to be updated to unwind errors identified from time to time. If we fail to carry out these maintenance or upgrades, our risk management methods and techniques may not be effective in alerting us to take timely and appropriate measures to manage our risks.

Our risk management and internal controls also depend on the proficiency of and implementation by our employees. We cannot assure you that such implementation will not involve any human error or mistakes, which may materially and adversely affect our business, financial condition and results of operations.

We may be affected by adverse changes in taxation law, tax treaties and in the practices of tax authorities.

Changes in taxation legislation, tax treaties and in the practices of tax authorities can affect investment behavior which can have the effect of making specific kinds of investment products either more or less attractive to existing or potential investors.

We cannot predict the impact of future changes to tax legislation, tax treaties and the practices of tax authorities on our business or on the attractiveness of our investment projects. Amendments to existing tax legislation (in particular if there is a withdrawal of any available tax relief or an increase in tax rates) and tax treaties or the introduction of new rules and new tax treaties or changes in the practices of tax authorities may affect the investment decisions of either existing or potential investors. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, the introduction of new tax legislation and tax treaties, a change in the interpretation of tax legislation, any change in the enforcement of such legislation or any particular change in our tax treatment could have a material adverse effect on our business, growth prospects, fee income, results of operations and/or financial condition.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

We might face risks related to compliance with environmental regulations in mainland China, including waste disposal, water usage, emissions standards, and other environmental guidelines. Changes in regulations or failure to comply could result in fines, legal actions, or operational constraints.

We are subject to various domestic environmental laws and regulations that govern the discharge of pollutants and disposal of wastes, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We also could be subject to future laws and regulations that govern greenhouse gas emissions and various matters related to climate change and other air emissions, which could increase our operating costs.

We believe that we operate our businesses in compliance in all material respects with applicable environmental laws and regulations. As of the date of this prospectus, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China. However, we may be involved in lawsuits and other proceedings involving alleged violations of, or liabilities arising from, environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities in our financial statements. However, in many cases, we are not able to determine whether we are liable or if liability is probable or to reasonably estimate the loss or range of loss. Estimates of our liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required, and the extent of our responsibility for the remediation. We have taken and expect to take all reasonable measures to control any probable contamination, however, future developments, administrative actions or liabilities relating to environmental matters, could have a material adverse effect on our financial condition or results of operations.

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and engineering and technical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.

A few of the other companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our therapeutic candidates will be limited and the potential for successfully growing our business will be harmed.

Our internal computer systems, or those of any of our contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems, and those of our third-party contractors and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. For example, companies have experienced an increase in phishing and social engineering attacks from third parties in connection with the COVID-19 pandemic. To the extent that any disruption or security breach were to result in a loss, destruction, unavailability, alteration or dissemination of, or damage to, our data or applications, or for it to be believed or reported that any of these occurred, we could incur liability and reputational damage, and the development and sale of our products could be delayed. We cannot assure you that our data protection efforts and our investment in information technology, or the efforts of consultants or other third parties, will prevent significant breakdowns or breaches in systems or other cyber incidents that cause loss, destruction, unavailability, alteration or dissemination of, or damage to, our data that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development and production of our products could be delayed. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our employees, could harm our reputation directly, compel us to comply with national breach notification laws, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Notifications and follow-up actions related to a security incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach.

We have not purchased insurance policies that may compensate us for the potential losses arising from any such disruption in or, failure or security breach of our systems or third-party systems where information important to our business operations or commercial development is stored. Though we are planning to purchase this type of insurances, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

The collection, processing and cross-border transfer of personal information is subject to restrictive laws and regulations.

We are subject to privacy and data protection laws and regulations that apply to the collection, transmission, storage and use of personally identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on compliance in this area, with the potential to affect our business.

In China, the collection and use of personal data is governed by the provisions of the Personal Information Protection Law “PIPL”) promulgated on August 20, 2021. Further, we are required to comply with the Regulations on Promoting and Regulating Cross-Border Data Flows issued by the Cyberspace Administration of China (“CAC”) on March 22, 2024 (the “Regulations on Cross-Border Data Flows”). Aiming to ease compliance burdens and facilitate cross-border data flows, the Regulations on Cross-Border Data Flows introduce substantial changes to the current rules over filings and security assessments of cross-border data transfers, including exemptions from and higher thresholds for filing standard contracts for outbound cross-border data transfers (the “Standard Contract”).

Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could further expose us to penalties under privacy and data protection laws. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business.

Our employees, consultants and contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements or insider trading violations, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees, consultants or contractors could include intentional failures to comply with governmental regulations, comply with anti-kickback laws and regulations in the United States, China, South Korea and other jurisdictions, or failure to report financial information or data accurately or disclose unauthorized activities to us. We have adopted a robust compliance program, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Legal, political and economic uncertainty surrounding US-China relationship may be a source of instability in international markets, create significant currency fluctuations, adversely affect our operations in China and pose additional risks to our business, revenue, financial condition, and results of operations.

Exchange rate fluctuations may adversely affect our results of operations and cash flows.

Our functional currency is RMB, and our transactions are commonly denominated in that currency. However, we receive payments in U.S. dollars and we incur a portion of our expenses in other currencies. As a result, fluctuations in exchange rates, particularly between the RMB on the one hand and the U.S. dollar on the other hand, may adversely affect our reported results of operations and cash flows. Since the COVID 19, there has been a significant increase in the volatility of these exchange rates and an overall weakening of the RMB. Our business and the price of our Ordinary Shares may be affected by fluctuations in foreign exchange rates between the, RMB, KRW and other currencies, any of which may have a significant impact on our results of operations and cash flows from period to period.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain work-related injury (similar to workers’ compensation insurance in the U.S) to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Our Financial Position and Need for Additional Capital after the Merger

We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of expansion plan.

As of June 30, 2024, we had $77,292,964 in cash and cash equivalents. As of such time, we expected our current cash and cash equivalents, without giving effect to the Merger, would be sufficient to fund our current operating plan through June 30, 2025. Our estimate as to how long our anticipated revenue, together with our existing cash and cash equivalents, will be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We could be required to obtain further funding through public or private equity offerings, debt financings or other sources, which may dilute our shareholders or restrict our operating activities. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all.

Concurrently with this transaction, we intend to approach a limited number of qualified institutional buyers and institutional accredited investors regarding a potential private placement of our ordinary shares or Ordinary Shares in order to raise additional funds for working capital purposes. We currently expect to seek to raise at least $25 million in gross proceeds and, subject to market conditions, may seek to raise a greater amount. This financing transaction, if completed, could close contemporaneously with, or on a date after, the closing of the Merger. However, we cannot assure you that we will raise such funds or that a financing transaction will occur at all.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to other investors on terms that may not be favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our future expansion efforts.

Our ability to generate revenue and maintain profitability depends significantly on our ability to achieve several objectives relating to the providing customer-tailored solutions to our customers’ needs.

Our business depends entirely on the continued successful provision of customer-tailored solutions, including the development and sale of our products, to our customers to meet their specific needs. To maintain or increase our profitability, we must succeed in a range of challenging activities, including expand our manufacturing capacity, developing and selling customer-tailored products. We may not be always successful in our endeavors and, even if we do, may not be able to generate the amount of revenue that is significant maintain or exceed our current profitability level. Even if we do achieve anticipated profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable on quarterly or annual basis would depress our value and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our products portfolio or even continue our operations.

Raising additional capital may cause dilution to our holders, Ordinary Shares restrict our operations or require us to relinquish rights to our technologies.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanded research and development activities. To achieve these goals, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, and apply for and obtain approval for research grants and tax credits.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements that may not be desirable to us.

If we raise funds through research grants or take advantage of research and development tax credits, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market products that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders and may cause the market price of our Ordinary Shares to decline.

Risks Related to Our Shares and Our Prospective Nasdaq Listing

We do not know whether an active, liquid and orderly trading market will develop for our Class A Ordinary Shares or what the market price of our Shares will be and as a result it may be difficult for you to sell your Shares at or above the price you pay for them, if at all.

Prior to this filing, no public market has previously existed for GFT’s securities. We have filed an initial listing application to list our GFT Class A Ordinary Shares on The Nasdaq Capital Market, and it is a condition to the Merger that our GFT Class A Ordinary Shares are approved for listing on Nasdaq. There can be no assurance that our GFT Class A Ordinary Shares will be approved for listing on Nasdaq or, if approved for listing, that an active trading market for the GFT Class A Ordinary Shares will develop or be sustained after our GFT Class A Ordinary Shares are listed on Nasdaq. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of GFT Class A Ordinary Shares.

Because of the dual-class voting structure of Pubco and the disparate voting power of the GFT Class A Ordinary Shares and GFT Class B Ordinary Shares, the beneficial owner of the Class B Ordinary Shares, Mr. Yongnan Zhou, Pubco’s Chairman of the Board of Directors, will own [●]% of the aggregate voting power of GFT Shares and his interests may not align with the interests of the other Pubco shareholders.

The dual-class structure of GFT Shares has the effect of concentrating voting control in Mr. Yongnan Zhou, Chairman of the Board of Directors of Pubco, because following the consummation of the Business Combination he will beneficially own 84.42% of the aggregate voting power of Pubco (assuming no redemptions or 86.07% of the aggregate voting power of Pubco if 100% of the Public Shares are redeemed). This presents certain risks since his interests may not be aligned with the interests of Pubco’s other shareholders in all circumstances.

Pubco has a dual-class voting structure, consisting of GFT Class A Ordinary Shares and GFT Class B Ordinary Shares. Under this structure, holders of GFT Class A Ordinary Shares are entitled to one vote per share, and holders of GFT Class B Ordinary Shares are entitled to 10 votes per share. This unbalanced and disparate allocation of voting power will cause Mr. Yongnan Zhou, as the sole beneficial owner of GFT Class B Ordinary Shares, to have a disparately higher concentration of voting power, representing approximately 84.42% of the aggregate voting power of GFT Class A Ordinary Shares and GFT Class B Ordinary Shares voting as a single class assuming no redemptions are made by the Flag Ship Public Shareholders, or 86.07% of the aggregate voting power assuming maximum redemption by the Flag Ship Public Shareholders, of their Flag Ship ordinary shares. As a result of the disparate voting power of the GFT Class B Ordinary Shares beneficially owned by Mr. Zhou, he will possess the ability to control GFT’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, the election of directors, and other significant corporate actions, such as a merger or other sale of our company or its assets.

Mr. Zhou, in his capacity as a shareholder of Pubco, may take actions that are not in the best interests of Pubco or its other shareholders. These corporate actions may be taken even if they are opposed by Pubco’s other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of GFT Class B Ordinary Shares may also be dilutive to the holders of GFT Class A Ordinary Shares. As a result, the market price of GFT Class A Ordinary Shares could be adversely affected.

The price of our GFT Class A Ordinary Shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our GFT Class A Ordinary Shares, and we could be subject to securities class action litigation as a result.

Our stock price is likely to be volatile. The stock market in general and the market for chemical materials companies in particular have experienced volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your GFT Class A Ordinary Shares at or above the price at which you purchase the shares. The market price for our GFT Class A Ordinary Shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	developments related to any future collaborations;

●	regulatory or legal developments in the United States and other countries;

●	adverse actions taken by regulatory agencies with respect to our manufacturing or sales and marketing activities;

●	any adverse changes to our relationship with third party contractors;

●	development of new products that may address our markets and may make our products less attractive;

●	announcements by us, our collaborators or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our technology or product development programs;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

●	press reports or other negative publicity, whether or not true, about our business;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the functional coating materials sectors;

●	the trading volume of our GFT Class A Ordinary Shares on Nasdaq;

●	sales of our GFT Class A Ordinary Shares by us, members of our senior management and directors or our shareholders;

●	general economic, political, and market conditions and overall fluctuations in the financial markets in China, the United States, and other countries; and

●	the other factors described in this “Risk Factors” section.

These and other market and industry factors may cause the market price and demand for our shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the GFT Class A Ordinary Shares and may otherwise negatively affect the liquidity of our Shares.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management’s and key employees’ attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our GFT Class A Ordinary Shares.

Future sales, or the possibility of future sales, of a substantial number of our Class A Ordinary Shares could adversely affect the price of such securities.

Future sales of a substantial number of GFT Class A Ordinary Shares, or the perception that such sales will occur, could cause a decline in the market price of our GFT Class A Ordinary Shares. The GFT Class A Ordinary Shares issued in connection with the Merger will be freely tradeable on Nasdaq. If holders sell substantial amounts of our shares on Nasdaq, or if the market perceives that such sales may occur, our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The listing of GRT’s ordinary shares on KOSDAQ and listing our Class A Ordinary Shares on NASDAQ is costly to maintain and may adversely affect the liquidity and value of our ordinary shares.

GRT’s ordinary shares are traded on KOSDAQ and we will apply to list our Class A Ordinary Shares on Nasdaq. Such listings will generate additional costs, including increased legal, accounting, investor relations and other expenses that we did not incur prior to the listing of the GFT Class A Ordinary Shares on Nasdaq, in addition to the costs associated with the additional reporting requirements described elsewhere in this proxy statement/prospectus. We cannot predict the effect of this dual listing on the value of the GFT Class A Ordinary Shares. However, the listing of GRT’s ordinary shares and the listing of the GFT Class A Ordinary Shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the GFT Class A Ordinary Shares. The price of the GFT Class A Ordinary Shares could also be adversely affected by trading in our ordinary shares of GRT on KOSDAQ.

In the event that a significant number of Flag Ship’s Public Shares are redeemed, GFT’s securities may become less liquid following the Merger.

If a significant number of Flag Ship Public Shares are redeemed, Flag Ship may be left with a significantly smaller number of shareholders. As a result, trading in the shares of GFT following the Merger may be limited and your ability to sell your shares in the market could be adversely affected. Although GFT intends to apply to list its Class A Ordinary Shares on Nasdaq, it is possible that Nasdaq may not approve a listing of GFT’s securities, which could limit investors’ ability to make transactions in Flag Ship’s securities and subject Flag Ship to additional trading restrictions prior to the Merger.

GFT will be required to meet the initial listing requirements to be listed on Nasdaq as a condition of closing the Merger. GFT may not be able to meet those initial listing requirements or it may not be able to maintain the listing of its securities in the future.

If GFT fails to meet the initial listing requirements of Nasdaq and Nasdaq does not list its securities on its exchange, the Merger will not close. In connection with the shareholder vote on the Merger, holders of Flag Ship’s ordinary shares (excluding the Sponsor) have the right to redeem their ordinary shares for cash at a redemption price of approximately $[●] per share. Any redemptions of its ordinary shares will also reduce the public float and the number of shareholders that Flag Ship has. In light of these redemption rights, Flag Ship cannot give assurance that it will be able to satisfy either the Nasdaq public float requirement or the Nasdaq minimum number of round lot shareholders currently or as of a particular date. It is possible that, in order to meet the Nasdaq listing requirements, Flag Ship and/or GFT may have to raise additional funding, either through a private placement or a backstop arrangement, with no assurance that they will be able to obtain the necessary funding on reasonable terms, if any.

However, even if GFT meets the initial listing requirements, if it is subsequently delisted, GFT could face significant material adverse consequences, including:

●	a limited availability of market quotations for GFT’s securities;

●	reduced liquidity with respect to GFT’s securities;

●

a determination that its shares are a “penny stock,” which will require brokers trading in GFT’s securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for GFT’s securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the completion of the Merger, (B) in which we have total annual gross revenue of at least $1.235 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to take advantage of this extended transition period.

We have elected to take advantage of certain of the reduced reporting obligations. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on certain or all of these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares price may be more volatile.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. This may limit the information available to holders of our Class A Ordinary Shares.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and upon the listing of our Class A Ordinary Shares on Nasdaq, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time (including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis); and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Accordingly, there may be less publicly available information concerning our business than there would be if we were a U.S. public company and you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we will be subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in Cayman Islands may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of the Cayman Islands nor our articles of association require a majority of our directors to be independent; and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Management — and Compensation of GFT Foreign Private Issuer Exemption” for the exemptions to the Nasdaq corporate governance rules applicable to foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2025 (the end of our second fiscal quarter in the fiscal year after this listing).

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we may elect to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis.

We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We will be a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect its public shareholders.

Following the completion of the Business Combination, Mr. Yongnan Zhou, Chairman of Board of Directors of GFT, will beneficially own [●]% of the aggregate voting power of GFT (assuming no redemptions) or % of the aggregate voting power of GFT (if 100% of the Public Shares are redeemed). As a result, GFT will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Business Combination, GFT intends to utilize these exemptions. Although Pubco will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Business Combination, GFT anticipates that the size of its board of directors will be five directors, three of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, since we intend to rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We will incur increased costs as a result of simultaneously having Class A Ordinary Shares listed in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company whose securities are publicly listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur previously, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage, particularly in light of recent cost increases related to coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our ordinary shares is listed, the SEC or other regulatory authorities.

Further, as a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.

If we do not develop and implement all required accounting practices and policies, including proper and effective internal control over financial reporting, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Class A Ordinary Shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with the listing, we intend to improve the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as an English public company listed in the U.S.

Implementing any appropriate changes to our internal controls may distract our officers and employees from day-to-day business operations, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

Any delays or deficiencies in our internal controls could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for listing of our Class A Ordinary Shares on a national securities exchange.

We also intend to amend our Articles of Association to provide that any action asserting a claim that is governed by the internal affairs doctrine, such as, for example, an action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees, including the ability to bring such a claim, shall be governed by and construed in accordance with the laws of State of Delaware, and that any such claims may only be instituted in the Delaware Courts of Chancery.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our Class A Ordinary Shares could decline.

The trading market for our Class A Ordinary Shares will be influenced by the research and reports that equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our Class A Ordinary Shares, and such lack of research coverage may adversely affect the market price of our Class A Ordinary Shares. We will not have any control over the analysts or the content and opinions included in their reports. If any of the equity research analysts who cover us downgrade our Class A Ordinary Shares or issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, the price of our Class A Ordinary Shares could decline. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Ordinary Shares could decrease, which in turn could cause the trading price or trading volume of our Class A Ordinary Shares to decline.

Concentration of ownership of our ordinary shares among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Upon the listing of our Class A Ordinary Shares on The Nasdaq Capital Market, members of our senior management, directors and current beneficial owners of 5% or more of our ordinary shares and their respective affiliates will, in the aggregate, beneficially own approximately [●]% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of [●], 2025. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our Shares by:

●	delaying, deferring, or preventing a change in control;

●	entrenching our management and/or the board of directors;

●	impeding a merger, scheme of arrangement, takeover, or other business combination involving us; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Though we may pay cash dividends on our Class A Ordinary Shares in the future, we cannot guarantee that dividends will be paid, therefore you cannot rely on dividends distribution for your capital investment, instead, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Though we intend to pay cash distribution on our ordinary shares in the future, we cannot guarantee that either annual dividends or interim dividends will be declared or distributed in any particular year or any particular time. You should not rely on an investment in our Shares to provide dividend income. Investors seeking guaranteed cash dividends should not purchase our Shares.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not anticipate that we will be a PFIC for the taxable year in which the Merger occurs or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and we have not and will not obtain an opinion of counsel regarding our classification as a PFIC. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC in any taxable year because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the taxable year in which the Merger occurs or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash acquired or received in the Merger and any future fundraising activity. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge the classification or valuation of GFT’s assets, including its goodwill and other unbooked intangibles, or the classification of certain amounts received by GFT, which may result in GFT being, or becoming classified as, a PFIC for the taxable year in which the Merger occurs or future taxable years.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Material Tax Consequences—U.S Federal Income Tax Consequences—Passive foreign investment company rules.”

We may be unable to use benefit from favorable China tax legislation.

As a company that carries out extensive research and development activities, we benefit from the China high tech enterprise tax regime. Under the current corporate income tax law of China, the standard corporate income tax rate is 25%. However, for the qualified high tech companies such as our two subsidiaries, Jiangyin Tongli and Jiangsu Huizhi, the applicable tax rate is 15%. Further, as a high tech company, we are able to surrender to the China tax authorities some of our losses that arise from our qualifying research and development activities for a cash payment using an enhanced effective rate of up to 33.35% of such qualifying research and development expenditures (again subject to certain restrictions but including enhanced deductions), while the RDEC scheme offers up to 13% (10.53% after tax). We may not be able to continue to claim payable research and development tax credits in the future if we cease to qualify as a high-tech enterprise, based on criteria concerning percentage of highly educated employees in the work force, qualified expenditure and gross revenue. Qualifying expenditures largely are comprised of employment costs for research staff, research materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Class A Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Changes and uncertainties in the tax system in the countries in which we have operations, could cause us to experience fluctuations in our tax obligations and effective tax rate materially adversely affecting our financial condition and results of operations, and reducing net returns to our shareholders.

We are subject to a variety of taxes and tax collection obligations in China and in other jurisdictions where we record tax expense, including indirect taxes, based on current tax payments and our estimates of future tax payments. We may recognize additional tax expense and be subject to additional tax liabilities, including tax collection obligations, due to changes in tax law such as legislation, including regulations, administrative practices, outcomes of court cases, and changes to the global tax framework. Further, our effective tax rate and cash taxes paid in a given financial statement period may be adversely impacted by results of our business operations including changes in the mix of costs and revenue among different jurisdictions, acquisitions, investments, entry into new geographies, the relative amount of foreign earnings, changes in foreign currency exchanges rates, changes in our stock price, intercompany transactions, changes to accounting rules, expectation of future profits, changes to tariff rates, changes in our deferred tax assets and liabilities and our assessment of their realizability, and changes to our ownership or capital structure. Fluctuations in our tax obligations and effective tax rate could adversely affect our business.

In the ordinary course of our business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. Although we believe that our tax positions and related provisions reflected in the financial statements are fully supportable, we recognize that these tax positions and related provisions may be challenged in the future by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including changes in interpretation of tax laws, and closing of statute of limitations. To the extent that the ultimate results differ from our original or adjusted estimates, our effective tax rate can be adversely affected.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, should tax authorities review our income tax returns filed by us then they may raise issues regarding our filing positions, timing and amount of income and deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a tax authority with respect to that return. Any adjustments as a result of any examination may result in additional taxes or penalties being assessed on or imposed against us. If the ultimate result of any audit differs from original or adjusted estimates, it could have a material impact our effective tax rate and tax liabilities.

At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we could be subject to higher than anticipated tax liabilities as well as ongoing variability in our disclosed tax rates as audits close and exposures are re-evaluated.

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to us or to any of our subsidiaries, if we or any of our subsidiaries constitute a “controlled foreign corporation” (in each case, as such terms are defined under the Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in us. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our Ordinary Shares.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of the Cayman Islands. The rights of holders of Class A Ordinary Shares are governed by the laws of Cayman Islands and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Claims of U.S. civil liabilities may not be enforceable against us.

All of our assets are located outside the United States. The majority of our senior management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and China/Hong Kong do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in China/Hong Kong. In addition, uncertainty exists as to whether the Hong Kong or any Chinese courts would entertain original actions brought in Hong Kong or China against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the People’s Republic of China or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The Exclusive Forum Provisions in GFT’s proposed amended Articles of Association may subject shareholders to increased costs to bring a claim and such provision may discourage claims or limit shareholders’ ability to bring a claim in judicial forum that shareholders find favorable.

GFT intends to amend its Articles of Association to provide that, unless it consents in writing to the selection of an alternative forum in the United States, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 and the Exchange Act. Save in respect of any cause of action arising under the Securities Act, by subscribing for or acquiring our shares, a shareholder submits all disputes between him or herself and us or our directors to the exclusive jurisdiction of the Cayman Islands courts. If such provision is adopted, such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Risks Relating to Redemptions and Certain Outstanding Securities of Flag Ship

Public Shareholders of Flag Ship who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public shareholder of Flag Ship will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares prior to exercising its redemption rights with respect to the public shares; (2) submits a written request to Flag Ship and redeem all or a portion of its public shares for cash; and (3) delivers its public shares to Flag Ship’s transfer agent VStock, physically or electronically.

If the Merger is consummated, and if a public shareholder of Flag Ship properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to VStock, its transfer agent, Flag Ship will redeem such public shares for a pro rata portion of the cash held in the Trust Account, including interest earned, but net of taxes payable, calculated as of two business days prior to the consummation of the business combination.

If a public shareholder of Flag Ship fails to receive notice of its offer to redeem public shares in connection with the Merger, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Flag Ship’s compliance with the proxy rules, a public shareholder fails to receive Flag Ship’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Merger describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the discussion in this proxy statement/prospectus under the caption, “Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her, or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Flag Ship will require each public shareholder seeking to exercise redemption rights to certify to Flag Ship whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G, and Section 16 filings under the Exchange Act, will be the sole basis on which Flag Ship makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Flag Ship’s ability to consummate the Merger and you could suffer a material loss on your investment in GFT if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Flag Ship consummates the Merger. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares sold in the IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Flag Ship cannot assure you that the value of such excess shares will appreciate over time following the Merger or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Flag Ship’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Flag Ship’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Merger is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

Flag Ship can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Merger or any alternative business combination. Certain events following the consummation of any initial business combination, including the Merger, may cause an increase in Flag Ship’s share price, and may result in a lower value realized now than a shareholder of Flag Ship might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax or financial advisor for assistance on how this may affect his, her, or its individual situation.

Economic substance legislation of the Cayman Islands may adversely impact Flag Ship or its operations.

The Cayman Islands, together with several other non-EU jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the EU as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Substance Act came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As Flag Ship is a Cayman Islands company, compliance obligations include filing annual notifications for Flag Ship, which need to state whether it is carrying out any relevant activities and if so, whether it has satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Flag Ship may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject Flag Ship to penalties under the Substance Act.

SELECTED FINANCIAL DATA OF FLAG SHIP

The following tables set forth summary historical financial data derived from historical data derived from Flag Ship’s unaudited financial statements for the three and six months ended June 30, 2025 and 2024 and audited financial statements for the years ended December 31, 2024 and 2023, each of which is included elsewhere in this proxy statement/prospectus. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). Such financial information should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Flag Ship” and Flag Ship’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Currency expressed in United States Dollars (“$”)	June 30, 2025 (unaudited)	December 31, 2024 (audited)	December 31, 2023 (audited)
Balance Sheet Data:
Total assets	$72,365,816	$70,971,620	$150,548
Total liabilities	$2,664,093	$2,437,221	$433,554
Ordinary shares subject to possible redemption	$72,281,179	$70,799,136	$-
Total stockholders’ deficit	$(2,579,456)	$(2,264,737)	$(283,006)

	Three Months Ended June 30, (unaudited)		Six Months Ended June 30, (unaudited)		Year Ended December 31, (audited)
Currency expressed in United States Dollars (“$”), except for number of shares	2025	2024	2025	2024	2024	2023
Operating costs	$(152,648)	$(78,021)	$(314,719)	$(153,809)	$(889,298)	$(62,399)
Interest and dividends earned on cash and investments held in Trust Account	$742,274	$97,945	$1,482,043	$97,945	$1,799,136	$-
Net income (loss)	$589,626	$19,924	$1,167,324	$(55,864)	$909,838	$(62,399)
Basic and diluted net income per share, subject to possible redemption	$0.07	$0.01	$0.13	$(0.03)	$0.17	$-
Basic and diluted net income (loss) per share, attributable to Flag Ship Acquisition Corporation	$0.07	$0.01	$0.13	$(0.03)	$0.17	$(0.03)
Weighted average shares outstanding, basic and diluted, subject to possible redemption	6,900,000	758,242	6,900,000	379,121	3,657,377	-
Weighted average shares outstanding, basic and diluted, attributable to Flag Ship Acquisition Corporation	1,963,000	1,751,154	1,963,000	1,738,077	1,851,153	1,500,000

	Six Months Ended June 30, (unaudited)		Year Ended December 31, (audited)
Statements of Cash Flow Data:	2025	2024	2024	2023
Cash flows used in operating activities	$(249,478)	$(219,597)	$(876,327)	$(66,778)
Cash flows provided by (used in) investing activities	$-	$(69,000,000)	$(69,000,000)	$-
Cash flows provided by (used in) financing activities	$192,500	$69,209,013	$69,836,864	$580
Net change in cash	$(56,978)	$(10,584)	$(39,463)	$(66,198)
Cash at beginning of year/period	$76,747	$116,210	$116,210	$182,408
Cash at end of year/period	$19,769	$105,626	$76,747	$116,210

SELECTED FINANCIAL DATA OF GFT

The following selected consolidated statements of operations and comprehensive income data and selected consolidated statements of cash flows data for the six months ended December 31, 2024 and 2023, for the years ended June 30, 2024 and 2023 and the selected consolidated balance sheets data as of December 31, 2024, June 30, 2024 and 2023 have been derived from our audited consolidated financial statements of Great Future Technology Inc. included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Historical Financial Information section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Great Future Technology Inc.” included elsewhere in this prospectus.

The following table presents our summary of consolidated statements of operations and comprehensive income/(loss) for the years indicated.

	For the six months ended December 31,
	2024	2023
Revenue	$361,185,966	$318,986,201
Cost of revenue	(273,935,897)	(235,501,240)
Gross profit	87,250,069	83,484,961

Operating expenses:
Selling expenses	(6,501,149)	(5,905,395)
General and administrative expenses	(5,659,733)	(6,295,490)
Research and development expenses	(23,038,276)	(13,384,509)
Total operating expenses	(35,199,158)	(25,585,394)

Other income (expenses):
Interest income	872,512	1,174,040
Interest expenses	(7,550,178)	(8,068,822)
Other income, net	2,899,570	2,215,773
Other expense, net	(79,574)	(159,972)
Exchange gain (loss)	7,415	59,844)
Total other expenses, net	(3,850,255)	(4,779,137)

Income before income tax	48,200,656	53,120,430
Income tax expenses	(7,794,206)	(8,366,625)
Net income	$40,406,450	$44,753,805
Less: Net income attributable to non-controlling interests	23,629,853	26,002,097
Net income attributable to Great Future Technology Inc.’s Shareholders	$16,776,597	$18,751,708

Other comprehensive income
Net income	40,406,450	44,753,805
Foreign currency translation adjustments, net of tax	4,396,510	(10,439,721)
Total comprehensive income	$44,802,960	$34,314,084

	For the years ended June 30,
	2024	2023
Revenue	$633,127,741	$581,229,763
Cost of revenue	(471,366,490)	(490,896,017)
Gross profit	161,761,251	90,333,746

Operating expenses:
Selling expenses	(11,763,388)	(8,823,429)
General and administrative expenses	(11,561,140)	(9,361,301)
Research and development expenses	(27,765,405)	(11,375,955)
Total operating expenses	(51,089,933)	(29,560,685)

Other income (expenses):
Interest income	1,060,132	2,044,655
Interest expenses	(14,908,846)	(6,759,013)
Other income, net	3,850,883	473,895
Other expense, net	(1,886,341)	(1,147,047)
Exchange gain (loss)	97,236	(300,593)
Total other expenses, net	(11,786,936)	(5,688,103)

Income before income tax	98,884,382	55,084,958
Income tax expenses	(16,015,045)	(9,383,419)
Net income	$82,869,337	$45,701,539
Less: Net income attributable to non-controlling interests	48,767,085	24,265,130
Net income attributable to Great Future Technology Inc.’s Shareholders	$34,102,252	$21,436,409

Other comprehensive income
Net income	82,869,337	45,701,539
Foreign currency translation adjustments, net of tax	1,275,250	39,810,404
Total comprehensive income	$84,144,587	$85,511,943

	As of December 31, 2024	As of June 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,359,297	$77,298,602
Accounts receivable, net	251,753,093	235,458,405
Inventories	23,376,400	16,109,040
Prepaid expenses and other current assets	17,545,145	14,546,625
TOTAL CURRENT ASSETS	$324,033,935	343,412,672

NON-CURRENT ASSETS:
Property, plant and equipment, net	$859,858,668	$828,654,042
Intangible assets, net	143,491	190,682
Land use rights, net	12,043,484	12,287,643
Right-of-use assets	41,996	61,650
Long-term Investment	8,508,487	8,546,672
Goodwill	4,219,445	4,238,083
Deferred offering costs	967,114	498,402
Deferred tax assets	44,166	32,075
Other non-current assets	22,112,407	25,227,212
TOTAL NON-CURRENT ASSETS	$907,939,258	$879,736,461
TOTAL ASSETS	$1,231,973,193	$1,223,149,133

LIABILITIES
ACURRENT LIABILITIES:
Short term loans	$4,794,980	$25,456,847
Long-term loans due within one year	179,423,738	5,504,183
Accounts payable	42,687,706	50,839,927
Accrued expenses and other payables	50,373,155	40,611,542
Taxes payable	4,359,662	4,333,424
Contract liabilities	1,819	61,829
Amounts due to related parties	6,237,707	5,421,850
Other current liabilities	927,030	1,650,498
Lease liabilities	37,576	38,526
Deferred revenue	82,200	82,563
TOTAL CURRENT LIABILITIES	$288,925,573	$134,001,189

NON-CURRENT LIABILITIES:
Long term loans	$167,884,249	$350,539,066
Lease liabilities	6,152	24,500
Deferred revenue	205,499	247,688
Deferred tax liabilities	122,764	93,667
TOTAL NON-CURRENT LIABILITIES	$168,218,664	$350,904,921
TOTAL LIABILITIES	$457,144,237	$484,906,110

COMMITMENTS AND CONTINGENCIES (NOTE 23)

SHAREHOLDERS’ EQUITY
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	$1,290	$1,290
Additional paid-in capital	224,784,941	224,784,941
Statutory reserve	23,939,019	18,411,165
Accumulated other comprehensive loss	(51,573,670)	(47,177,160)
Retained earnings	135,693,893	124,445,150
Total Great Future Technology Inc. Shareholders’ Equity	$332,845,473	$320,465,386

Non-controlling interest	441,983,483	417,777,637
TOTAL SHAREHOLDERS’ EQUITY	$774,828,956	$738,243,023

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,231,973,193	$1,223,149,133

	As of June 30, 2024	As of June 30, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,298,602	$52,580,960
Accounts receivable, net	235,458,405	158,135,890
Inventories	16,109,040	16,335,481
Amount due from related parties	-	459,915
Prepaid expenses and other current assets	14,546,625	31,618,247
TOTAL CURRENT ASSETS	$343,412,672	259,130,493

NON-CURRENT ASSETS:
Property, plant and equipment, net	$828,654,042	$819,777,693
Intangible assets, net	190,682	288,019
Land use rights, net	12,287,643	12,639,805
Right-of-use assets	61,650	100,807
Long-term Investment	8,546,672	8,580,761
Goodwill	4,238,083	5,924,090
Deferred offering costs	498,402	-
Deferred tax assets	32,075	323,335
Other non-current assets	25,227,212	27,801,911
TOTAL NON-CURRENT ASSETS	$879,736,461	$875,436,421
TOTAL ASSETS	$1,223,149,133	$1,134,566,914

LIABILITIES
CURRENT LIABILITIES:
Short term loans	$25,456,847	$26,933,102
Long-term loans due within one year	5,504,183	1,792,782
Accounts payable	50,839,927	85,498,431
Notes payable	-	1,196,607
Accrued expenses and other payables	40,611,542	42,701,898
Taxes payable	4,333,424	2,319,426
Contract liabilities	61,829	316,452
Amounts due to related parties	5,421,850	8,641,762
Other current liabilities	1,650,498	223,284
Lease liabilities	38,526	43,648
Deferred revenue	82,563	95,126
TOTAL CURRENT LIABILITIES	$134,001,189	$169,762,518

NON-CURRENT LIABILITIES:
Long term loans	$350,539,066	$376,897,935
Lease liabilities	24,500	60,768
Deferred revenue	247,688	330,975
Deferred tax liabilities	93,667	-
TOTAL NON-CURRENT LIABILITIES	$350,904,921	$377,289,678
TOTAL LIABILITIES	$484,906,110	$547,052,196

COMMITMENTS AND CONTINGENCIES (NOTE 24)	-	-

SHAREHOLDERS’ EQUITY
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	$1,290	$1,290
Additional paid-in capital	224,784,941	178,002,153
Statutory reserve	18,411,165	14,777,436
Accumulated other comprehensive loss	(47,177,160)	(45,901,910)
Retained earnings	124,445,150	93,976,627
Total Great Future Technology Inc. Shareholders’ Equity	$320,465,386	$240,855,596

Non-controlling interest	417,777,637	346,659,122
TOTAL SHAREHOLDERS’ EQUITY	$738,243,023	$587,514,718

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,223,149,133	$1,134,566,914

	For the six months ended December 31,
Statements of Cash Flow Data:	2024	2023
Cash flows provided by operating activities	$44,127,082	$30,941,938
Cash flows used in investing activities	$(55,797,005)	$(5,133,575)
Cash flows provided by financing activities	$(27,771,259)	$(16,297,229)
Effect of exchange rate changes on cash held in foreign currencies	(6,498,123)	3,147,896
Net change in cash	$(45,939,305)	$12,659,030
Cash at beginning of year	$77,298,602	$52,580,960
Cash at end of year	$31,359,297	$65,239,990

	For the years ended June 30,
Statements of Cash Flow Data:	2024	2023
Cash flows provided by operating activities	$42,209,365	$49,835,546
Cash flows used in investing activities	$(9,019,359)	$(237,872,988)
Cash flows provided by financing activities	$43,130,952	$(7,183,499)
Effect of exchange rate changes on cash held in foreign currencies	(51,603,316)	(30,277,538)
Net change in cash	$24,717,642	$(225,498,479)
Cash at beginning of year	$52,580,960	$278,079,439
Cash at end of year	$77,298,602	$52,580,960

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Merger. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2024 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended December 31, 2024 and for the fiscal years ended June 30, 2024 give pro forma effect to the Transactions as if they had occurred on July 1, 2023.The unaudited pro forma combined balance sheet is presented as of December 31, 2024 and the unaudited pro forma combined statements of operations are presented for the six months ended December 31, 2024 and for the fiscal years ended June 30, 2024.

This information should be read together with Xinruixiang’s and Flag Ship’s audited financial statements and related notes, “Xinruixiang Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Flag Ship’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2024 has been prepared using the following:

●	Xinruixiang’s unaudited historical consolidated balance sheet as of December 31, 2024 and the related notes included elsewhere in this proxy statement/prospectus; and

●	Flag Ship’s audited historical balance sheet as of December 31, 2024 and the related notes as included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The unaudited pro forma combined statement of operations for the six months ended December 31, 2024 has been prepared using the following:

●	Xinruixiang’s unaudited historical consolidated statement of operations and comprehensive income for the six months ended December 31, 2024, and the related notes included elsewhere in this proxy statement/prospectus; and

●	Flag Ship’s audited historical statement of operation for the fiscal year ended December 31, 2024, subtracts unaudited statements of operations for the six months ended June 30, 2024, and the related notes included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 and Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The unaudited pro forma combined statement of operations for the twelve months ended June 30, 2024 has been prepared using the following:

●	Xinruixiang’s audited historical consolidated statement of operations and comprehensive income for the fiscal years ended June 30, 2024, and the related notes included elsewhere in this proxy statement/prospectus; and

●	Flag Ship’s audited historical statement of operation for the fiscal year ended December 31, 2023 included in the annual report on Form 10-K, unaudited statements of operations for the six months ended June 30, 2024 and 2023, and the related notes included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

Description of the Transactions

On April 18, 2025, Flag Ship entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Future Technology Inc., an exempted company incorporated under the laws of the Cayman Islands, and GFT Merger Sub Limited, a Cayman Islands company limited by shares and a wholly-owned subsidiary of GFT (“Merger Sub”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT.

As a result of the Mergers, (i) each of Flag Ship Ordinary Shares issued and outstanding immediately prior to the Effective Time, excluding the (x) Flag Ship Shares held by Flag Ship or GFT or their wholly-owned subsidiaries (“Excluded Shares”) and (y) those Flag Ship Shares owned by the Flag Ship Shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Cayman Companies Act (“Dissenting Shares”), if any, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the Merger, one ordinary share of par value US$0.0001 of GFT (such shares of GFT, collectively, “GFT Class A Ordinary Shares”) (“GFT Class A Ordinary Shares” or “our Shares”) for each such company share (the “Per Share Merger Consideration”); and (ii) each right to receive one-tenth of a Flag Ship Share at the consummation of a business combination of Flag Ship that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GFT Class A Ordinary Shares, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of company shares that the holder of the cancelled Company Right would have been entitled to receive from the Company assuming satisfaction of the terms and conditions of such Company Right.

Conditions to Consummation of the Merger

Consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Merger Agreement and the transactions contemplated thereby by GFT’s and Flag Ship’s respective shareholders. Other closing conditions include, among others: (i) the receipt of necessary consents, approvals and authorizations, including but not limited to, regulatory approval by Nasdaq of the GFT Class A Ordinary Shares and the SEC; (ii) receipt of all necessary approvals from the China Securities Regulatory Commission (the “CSRC”) in connection with the transaction; (iii) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Merger; (iv) effectiveness of the Registration Statement of F-4 in accordance with the Securities Act of 1933, as amended; and (v) we have net tangible assets of at least $5,000,001 prior to or upon such consummation or if we are otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules). Out of these conditions, the first three conditions are subject to approval of NASDAQ, SEC and CSRC, and if any of these regulatory authorities do not approve the transaction, the Merger will not be consummated. In the event such condition is not met, unless our Board is willing to waive such condition, we will not complete the Merger.

In addition, the obligations of GFT and Flag Ship to consummate the Merger are also conditioned upon, among other things: (i) the receipt by each of GFT and Flag Ship of the certificates, instruments and other agreements as set forth in the Merger Agreement; (ii) the accuracy of the representations and warranties of each party (subject to certain materiality standards set forth in the Merger Agreement); (iii) material compliance by each party with its pre-closing covenants; and (iv) the absence of any effect, development, circumstance, fact, change or event since the date of the Merger Agreement that, individually or in the aggregate, has had, or would reasonably be expected to prevent or materially delay or materially impair the ability of GFT or Flag Ship to consummate the Merger or otherwise have a material adverse effect on the Merger.

Flag Ship Shares trade on the Nasdaq Global Market under the ticker symbol “FSHP.” As of July 31, 2025, there were 8,863,000 Flag Ship Shares outstanding. Flag Ship Units and Flag Ship Rights are currently listed on The Nasdaq Global Market under the symbols “FSHPU” and “FSHPR”, respectively.

GFT, as a leading domestic enterprise in China, is engaged in the emerging new materials industry and is in the midst of rapid growth. Based on its consolidated net assets and the scale of our sales and net profits, GFT believes that the applicable value of $10.00 per GFT Class A Ordinary Share reflects its true enterprise value and is reasonable. The implied total equity value for the combined entity following consummation of the Business Combination is $400,000,000.

Accounting for the Transactions

The Merger will be accounted for as a recapitalization through an asset acquisition and not a business combination as Flag Ship does not meet the definition of a business in accordance with GAAP. The Merger will be treated as GFT being the accounting acquirer and it will issue equity in exchange for the net assets of Flag Ship. No goodwill or intangible assets will be recorded in this transaction. Accordingly, Flag Ship’s assets, liabilities, and results of operations will be consolidated with GFT beginning on the Effective Time.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the combined company upon consummation of the Business Combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. GFT and Flag Ship have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to GFT and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming various alternative levels of redemption into cash of Flag Ship ordinary shares:

●	Scenario 1 — Assuming the shareholders of Flag Ship do not exercise their redemption rights, Flag Ship ordinary shares previously subject to redemption for cash amounting to approximately $69.9 million would be transferred to shareholders’ equity;

●	Scenario 2 — Assuming 25% of the shareholders of Flag Ship exercise their redemption rights, Flag Ship ordinary shares previously subject to redemption for cash amounting to approximately $52.5 million would be transferred to shareholders’ equity;

●	Scenario 3 — Assuming 50% of the shareholders of Flag Ship exercise their redemption rights, Flag Ship ordinary shares previously subject to redemption for cash amounting to approximately $35.0 million would be transferred to shareholders’ equity;

●	Scenario 4 — Assuming 75% of the shareholders of Flag Ship exercise their redemption rights, Flag Ship ordinary shares previously subject to redemption for cash amounting to approximately $17.5 million would be transferred to shareholders’ equity; and

●	Scenario 5 — Assuming 100% of the shareholders of Flag Ship exercise their redemption rights, cash required at approximately $69.9 million would be paid out in cash. We are including this scenario under the assumption that the Flag Ship Shareholders approve Proposal 3, the NTA Amendment Proposal, as described herein, which would permit us to proceed with the Merger transactions even if we will have less than $5,000,001 of net tangible assets as required under the current Flag Ship Charter.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are approximately [●] GFT Class A Ordinary Shares, to be issued to the shareholders of Flag Ship, based on the price of $10.00 per share.

The pro forma combined financial statements do not take into consideration any GFT Class A Ordinary Shares that may be issued in connection with the PIPE. Investment as GFT and Flag Ship have not entered into any agreements for a PIPE Investment, nor have they agreed on any terms for a specific PIPE Investment at this time. Further, the pro forma combined financial statements assume that there are no Excluded Shares and no Dissenting Shares.

Upon the completion of the Merger, assuming, among other things, that the shareholders of Flag Ship do not exercise redemption rights, public shareholders of Flag Ship, the Sponsor and other Flag Ship Initial Shareholders, and the shareholders of GFT will own approximately 15.48%, 6.01% and 78.51% of the outstanding shares of GFT, respectively, with such percentages calculated assuming that the shareholders of Flag Ship and their affiliates receive approximately [●] GFT Class A Ordinary Shares, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements.

If Flag Ship ordinary shares are fully redeemed, public shareholders of Flag Ship, the Sponsor and other Flag Ship Initial Shareholders and the shareholders of GFT are expected to own approximately 0.00%, 16.45% and 83.55%, respectively, of the GFT Class A Ordinary Shares. As such, the shareholders of Flag Ship who do not redeem their Flag Ship ordinary shares will experience immediate and material dilution following the consummation of the Merger.

The following table provides a pro forma summary of the GFT Class A Ordinary Shares that would be outstanding under each of the redemption scenarios if the Merger had occurred on December 31, 2024.

	Pro Forma		No redemption		25% redemption		50% redemption		75% redemption		Maximum redemption
	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%	No. of shares	%
GFT shareholders	40,000,000	100.00%	40,000,000	78.51%	40,000,000	79.73%	40,000,000	80.96%	40,000,000	82.23%	40,000,000	83.55%
FSHP’s Public Shares	-	0.00%	3,062,517	6.01%	2,296,888	4.58%	1,531,259	3.10%	765,629	1.57%	-	0.00%
FSHP’s Founder Shares	-	0.00%	1,725,000	3.39%	1,725,000	3.44%	1,725,000	3.49%	1,725,000	3.55%	1,725,000	3.60%
Private Shares	-	0.00%	238,000	0.47%	238,000	0.47%	238,000	0.48%	238,000	0.49%	238,000	0.50%
Shares to be issued to the Financial Advisors*	-	0.00%	5,200,000	10.22%	5,200,000	10.36%	5,200,000	10.53%	5,200,000	10.69%	5,200,000	10.86%
Shares issuable upon the conversion of the Public and Private Rights held by FSHP Shareholders	-	0.00%	713,800	1.40%	713,800	1.42%	713,800	1.44%	713,800	1.47%	713,800	1.49%
	40,000,000	100.00%	50,939,317	100.00%	50,173,688	100.00%	49,408,059	100.00%	48,642,429	100.00%	47,876,800	100.00%

*	Including: (i) 2,400,000 GFT Shares to Leading Edge Group Ltd as financial advisor fees, (ii) 2,800,000 GFT Shares to GFT’s financial advisor.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

			Scenario 1			Scenario 2			Scenario 3			Scenario 4			Scenario 5
			Assuming No Redemptions into Cash			Assuming 25% Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 75% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	FSHP	Xinruixiang	Pro Forma		Pro Forma	Pro Forma		Pro Forma	Pro Forma		Pro Forma	Pro Forma		Pro Forma	Pro Forma		Pro Forma
	(A)	(B)	Adjustments		Balance Sheet	Adjustments		Balance Sheet	Adjustments		Balance Sheet	Adjustments		Balance Sheet	Adjustments		Balance Sheet
ASSETS
Current Assets
Cash and cash equivalents	$76,747	$31,359,297	$30,352,065	(a)	$54,487,765	$22,764,049	(a)	$46,899,749	$15,176,033	(a)	$39,311,733	$7,588,016	(a)	$31,723,716	$-	(a)	$24,135,700
	-	-	(1,725,000	)(d)	-	(1,725,000	)(d)	-	(1,725,000	)(d)	-	(1,725,000	)(d)	-	(1,725,000	)(d)	-
	-	-	(2,192,594	)(e)	-	(2,192,594	)(e)	-	(2,192,594	)(e)	-	(2,192,594	)(e)	-	(2,192,594	)(e)	-
	-	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-
Accounts receivable	-	251,753,093	-		251,753,093	-		251,753,093	-		251,753,093	-		251,753,093	-		251,753,093
Inventories	-	23,376,400	-		23,376,400	-		23,376,400	-		23,376,400	-		23,376,400	-		23,376,400
Amount due from related parties	-	-	-		-	-		-	-		-	-		-	-		-
Prepaid expenses and other current assets	95,737	17,545,145	-		17,640,882	-		17,640,882	-		17,640,882	-		17,640,882	-		17,640,882
Total Current Assets	172,484	324,033,935	23,051,721		347,258,140	15,463,705		339,670,124	7,875,689		332,082,108	287,672		324,494,091	(7,300,344)		316,906,075

Non-current Assets
Cash held in trust escrow account	70,799,136	-	(30,352,065	)(a)	-	(30,352,065	)(a)	-	(30,352,065	)(a)	-	(30,352,065	)(a)	-	(30,352,065	)(a)	-
			(40,447,071	)(c)	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-
Property, plant and equipment, net	-	859,858,668	-		859,858,668	-		859,858,668	-		859,858,668	-		859,858,668	-		859,858,668
Intangible assets, net	-	143,491	-		143,491	-		143,491	-		143,491	-		143,491	-		143,491
Land use rights, net	-	12,043,484	-		12,043,484	-		12,043,484	-		12,043,484	-		12,043,484	-		12,043,484
Right-of-use assets	-	41,996	-		41,996	-		41,996	-		41,996	-		41,996	-		41,996
Long-term Investment	-	8,508,487	-		8,508,487	-		8,508,487	-		8,508,487	-		8,508,487	-		8,508,487
Goodwill	-	4,219,445	-		4,219,445	-		4,219,445	-		4,219,445	-		4,219,445	-		4,219,445
Deferred offering costs	-	967,114	(28,967,114	)(e)	-	(28,967,114	)(e)	-	(28,967,114	)(e)	-	(28,967,114	)(e)	-	(28,967,114	)(e)	-
	-	-	28,000,000	(e)	-	28,000,000	(e)	-	28,000,000	(e)	-	28,000,000	(e)	-	28,000,000	(e)	-
Deferred tax assets	-	44,166	-		44,166	-		44,166	-		44,166	-		44,166	-		44,166
Other non-current assets	-	22,112,407	-		22,112,407	-		22,112,407	-		22,112,407	-		22,112,407	-		22,112,407
Total assets	$70,971,620	$1,231,973,193	$(48,714,529)		$1,254,230,284	$(56,302,545)		$1,246,642,268	$(63,890,561)		$1,239,054,252	$(71,478,578)		$1,231,466,235	$(79,066,594)		$1,223,878,219

LIABILITIES AND STOCKHOLDERS’ (DEFICITS) EQUITY
LIABILITIES
Total Liabilities	2,437,221	457,144,237	(1,725,000)		457,856,458	(1,725,000)		457,856,458	(1,725,000)		457,856,458	(1,725,000)		457,856,458	(1,725,000)		457,856,458

Commitments and Contingencies	-	-	-		-	-		-	-		-	-		-	-		-

Ordinary shares subject to possible redemption	70,799,136	-	(30,352,065	)(c)	-	(30,352,065	)(c)	-	(30,352,065	)(c)	-	(30,352,065	)(c)	-	(30,352,065	)(c)	-
	-	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-	(40,447,071	)(c)	-
SHAREHOLDERS’ (DEFICITS) EQUITY
Ordinary shares (50,000,000 ordinary shares of US$0.001 par value per share) 1,963,000 shares issued and outstanding as of June 30, 2024	1,963		(1,963	)(b)	-	(1,963	)(b)	-	(1,963	)(b)	-	(1,963	)(b)	-	(1,963	)(b)	-
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	-	1,290	(1,290	)(b)	-	(1,290	)(b)	-	(1,290	)(b)	-	(1,290	)(b)	-	(1,290	)(b)	-
Ordinary shares, US$0.0001 par value	-	-	5,094	(c)	5,094	5,017	(c)	5,017	4,941	(c)	4,941	4,864	(c)	4,864	4,788	(c)	4,788
Additional paid-in capital	-	224,784,941	30,350,224	(c)	274,161,357	22,762,285	(c)	266,573,418	15,174,345	(c)	258,985,478	7,586,405	(c)	251,397,538	(1,535	)(c)	243,809,598
	-	-	(30,701,908	)(e)	-	(30,701,908	)(e)	-	(30,701,908	)(e)	-	(30,701,908	)(e)	-	(30,701,908	)(e)	-
	-	-	51,994,800	(e)	-	51,994,800	(e)	-	51,994,800	(e)	-	51,994,800	(e)	-	51,994,800	(e)	-
	-	-	(2,266,700	)(f)	-	(2,266,700	)(f)	-	(2,266,700	)(f)	-	(2,266,700	)(f)	-	(2,266,700	)(f)	-
Surplus reserve	-	23,939,019	-		23,939,019	-		23,939,019	-		23,939,019	-		23,939,019	-		23,939,019
Retained earnings/ Accumulated deficit	(2,266,700)	135,693,893	(455,000	)(e)	107,858,543	(455,000	)(e)	107,858,543	(455,000	)(e)	107,858,543	(455,000	)(e)	107,858,543	(455,000	)(e)	107,858,543
	-	-	(23,997,600	)(e)	-	(23,997,600	)(e)	-	(23,997,600	)(e)	-	(23,997,600	)(e)	-	(23,997,600	)(e)	-
	-	-	2,266,700	(f)	-	2,266,700	(f)	-	2,266,700	(f)	-	2,266,700	(f)	-	2,266,700	(f)	-
	-	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-	(3,382,750	)(g)	-
Accumulated other comprehensive loss	-	(51,573,670)	-		(51,573,670)	-		(51,573,670)	-		(51,573,670)	-		(51,573,670)	-		(51,573,670)
Total Equity	(2,264,737)	332,845,473	23,809,607		354,390,343	16,221,591		346,802,327	8,633,575		339,214,311	1,045,558		331,626,294	(6,542,458)		324,038,278
Non-controlling interest	-	441,983,483			441,983,483			441,983,483			441,983,483			441,983,483			441,983,483
Total Shareholders’ (Deficit) Equity	(2,264,737)	774,828,956	23,809,607		796,373,826	16,221,591		788,785,810	8,633,575		781,197,794	1,045,558		773,609,777	(6,542,458)		766,021,761

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit	$70,971,620	$1,231,973,193	$(48,714,529)		$1,254,230,284	$(56,302,545)		$1,246,642,268	$(63,890,561)		$1,239,054,252	$(71,478,578)		$1,231,466,235	$(79,066,594)		$1,223,878,219

a.	Reflects the release of cash from cash and investment held in the Trust Account.
b.	Reflects the conversion of FSHP ordinary shares into Pubco Ordinary Shares.
c.	In Scenario 1, which assumes that no shareholders of FSHP exercise their redemption rights, the FSHP ordinary shares previously subject to redemption for cash amounting to approximately $70.80 million would be transferred to shareholders’ equity.

In Scenario 2, which assumes the same facts as described in Scenario 1 above, but also assumes that the maximum number of FSHP ordinary shares at 6,900,000 are redeemed for cash by the shareholders of FSHP, cash required at approximately $70.80 million would be paid out in cash.

d.	Reflects the settlement of $1,725,000 of deferred underwriting commission incurred during the FSHP’s IPO due upon completion of the Business Combination.
e.	Reflects estimated cash payments of professional expenses of approximately $2.19 million related to the Business Combination, among which approximately $1.73 million was deducted against additional paid-in capital, and $0.46 million was charged to income statements. The cash payments of professional expenses of approximately $2.19 million related to the Business Combination was comprised of $1.02 million incurred by FSHP and $1.17 million incurred by GRT, respectively. The professional expenses were comprised of legal expenses, financial advisory expenses, audit expenses, fairness opinion expenses and other service fees.
f.	Reflects recapitalization of GRT through issuance of Pubco Ordinary Shares (including upon conversion of FSHP Rights) and eliminates FSHP’s historical accumulated earnings.
g.	Reflects the cash dividend of GFT declared on November 6, 2024. The GFT Board of Directors authorized an interim dividend of approximately US$3,382,750 to be paid to the shareholders of record on December 12, 2024.

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

A.	Derived from the audited balance sheet of Flag Ship as of December 31, 2024.

B.	Derived from the audited consolidated balance sheet of Xinruixiang as of December 31, 2024.

a.	Reflects the release of cash from cash and investment held in the Trust Account.

b.	Reflects the conversion of Flag Ship ordinary shares into Xinruixiang Ordinary Shares.

c.	On August 21,2025, holders of 3,837,483 ordinary shares of Flag Ship properly exercised their right to redeem their shares for cash at a redemption a price of approximately $10.54 per share, and approximately $40.45 million was subsequently paid out in cash.

In Scenario 1, which assumes that no shareholders of Flag Ship exercise their redemption rights, the Flag Ship ordinary shares previously subject to redemption for cash amounting to approximately $30.62 million would be transferred to shareholders’ equity.

In Scenario 2, which assumes the same facts as described in Scenario 1 above, but also assumes that the 25% number of Flag Ship ordinary shares at 765,629 are redeemed for cash by the shareholders of Flag Ship, cash required at approximately $7.59 million would be paid out in cash.

In Scenario 3, which assumes the same facts as described in Scenario 1 above, but also assumes that the 50% number of Flag Ship ordinary shares at 1,531,259 are redeemed for cash by the shareholders of Flag Ship, cash required at approximately $15.18 million would be paid out in cash.

In Scenario 4, which assumes the same facts as described in Scenario 1 above, but also assumes that the 75% number of Flag Ship ordinary shares at 2,296,888 are redeemed for cash by the shareholders of Flag Ship, cash required at approximately $22.76 million would be paid out in cash.

In Scenario 5, which assumes the same facts as described in Scenario 1 above, but also assumes that the maximum number of Flag Ship ordinary shares at 3,062,517 are redeemed for cash by the shareholders of Flag Ship, cash required at approximately $30.35 million would be paid out in cash.

d.	Reflects the settlement of $1,725,000 in deferred underwriting commissions payable to the IPO Underwriter pursuant to the underwriting agreement between Flag Ship and the IPO Underwriter.

e.	Reflects the deferred offering cost which paid by GFT of $0.97 million was deducted against additional paid-in capital and estimated cash payments of professional expenses of approximately $2.19 million related to the Merger, among which approximately $1.73 million was deducted against additional paid-in capital, and $0.46 million was charged to income statements. The cash payments of professional expenses of approximately $3.16 million related to the Merger was comprised of $1.02 million incurred by Flag Ship and $2.14 million incurred by GFT, respectively. The deferred offering cost also includes 2,400,000 GFT Shares to Leading Edge Group Ltd as financial advisor fees and 2,800,000 GFT Shares to GFT’s financial advisor which is valued at $10 per share. The professional expenses were comprised of legal expenses, financial advisory expenses, audit expenses, fairness opinion expenses and other service fees.

f.	Reflects recapitalization of Xinruixiang through issuance of GFT Class A Ordinary Shares (including upon conversion of Flag Ship Rights) and eliminates Flag Ship’s historical accumulated earnings.

g.	Reflects the cash dividend of GFT declared on November 6, 2024. The GFT Board of Directors authorized an interim dividend of approximately US$3,382,750 to be paid to the shareholders of record on December 12, 2024.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024

			Scenario 1			Scenario 2			Scenario 3			Scenario 4			Scenario 5
			Assuming No Redemptions into Cash			Assuming 25% Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 75% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	FSHP (A)	Xinruixiang (B)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Account Name

Revenues	$-	$361,185,966	$-		$361,185,966	$-		$361,185,966	$-		$361,185,966	$-		$361,185,966	$-		$361,185,966
Cost of revenues	-	(273,935,897)	-		(273,935,897)	-		(273,935,897)	-		(273,935,897)	-		(273,935,897)	-		(273,935,897)
Gross profit	-	87,250,069	-		87,250,069	-		87,250,069	-		87,250,069	-		87,250,069	-		87,250,069

Operating expenses
Selling expenses	-	(6,501,149)	-		(6,501,149)	-		(6,501,149)	-		(6,501,149)	-		(6,501,149)	-		(6,501,149)
General and administrative expenses	(735,489)	(5,659,733)	(455,000	)(b)	(30,850,222)	(455,000	)(b)	(30,850,222)	(455,000	)(b)	(30,850,222)	(455,000	)(b)	(30,850,222)	(455,000	)(b)	(30,850,222)
			(24,000,000	)(e)		(24,000,000	)(e)		(24,000,000	)(e)		(24,000,000	)(e)		(24,000,000	)(e)
Research and development expenses	-	(23,038,276)	-		(23,038,276)	-		(23,038,276)	-		(23,038,276)	-		(23,038,276)	-		(23,038,276)
Total operating expenses	(735,489)	(35,199,158)	(24,455,000)		(60,389,647)	(24,455,000)		(60,389,647)	(24,455,000)		(60,389,647)	(24,455,000)		(60,389,647)	(24,455,000)		(60,389,647)

(Loss) income from operations	(735,489)	52,050,911	(24,455,000)		26,860,422	(24,455,000)		26,860,422	(24,455,000)		26,860,422	(24,455,000)		26,860,422	(24,455,000)		26,860,422

Other Income
Interest income	-	872,512	-		872,512	-		872,512	-		872,512	-		872,512	-		872,512
Interest expenses	-	(7,550,178)	-		(7,550,178)	-		(7,550,178)	-		(7,550,178)	-		(7,550,178)	-		(7,550,178)
Other income, net	1,799,136	2,899,570	-		4,698,706	-		4,698,706	-		4,698,706	-		4,698,706	-		4,698,706
Other expense, net	-	(79,574)	-		(79,574)	-		(79,574)	-		(79,574)	-		(79,574)	-		(79,574)
Exchange gain (loss)	-	7,415	-		7,415	-		7,415	-		7,415	-		7,415	-		7,415
Income earned on investment held in Trust Account	(97,945)	-	97,945	(a)	-	97,945	(a)	-	97,945	(a)	-	97,945	(a)	-	97,945	(a)	-
Total other income, net	1,701,191	(3,850,255)	97,945		(2,051,119)	97,945		(2,051,119)	97,945		(2,051,119)	97,945		(2,051,119)	97,945		(2,051,119)

Income Before Income Taxes	965,702	48,200,656	(24,357,055)		24,809,303	(24,357,055)		24,809,303	(24,357,055)		24,809,303	(24,357,055)		24,809,303	(24,357,055)		24,809,303

Income tax expenses	-	(7,794,206)	-		(7,794,206)	-		(7,794,206)	-		(7,794,206)	-		(7,794,206)	-		(7,794,206)

Net income	$965,702	$40,406,450	$(24,357,055)		$17,015,097	$(24,357,055)		$17,015,097	$(24,357,055)		$17,015,097	$(24,357,055)		$17,015,097	$(24,357,055)		$17,015,097
Less: net income attributable to non-controlling interest	-	23,629,853			23,629,853			23,629,853			23,629,853			23,629,853			23,629,853
NET INCOME ATTRIBUTABLE TO THE COMPANY	965,702.00	16,776,597	(24,357,055)		(6,614,756)	(24,357,055)		(6,614,756)	(24,357,055)		(6,614,756)	(24,357,055)		(6,614,756)	(24,357,055)		(6,614,756)

Weighted average shares outstanding of non-redeemable ordinary shares	-	10,000	50,929,317	(c)	50,939,317	50,163,688	(c)	50,173,688	49,398,059	(c)	49,408,059	48,632,429	(c)	48,642,429	47,866,800	(c)	47,876,800

Basic and diluted net income per ordinary share		1,677.66		(c)	(0.13)		(c)	(0.13)		(c)	(0.13)		(c)	(0.14)		(c)	(0.14)

A.	Derived from the statement of operations of Flag Ship for the six months ended December 31, 2024, which are derived from the audited historical statements of operations of Flag Ship for the year ended December 31, 2024 (“i”) and the unaudited historical statements of operations of Flag Ship for the six months ended June 30, 2024 (“ii”).The statement of operations of Flag Ship for the six months ended December 31, 2024 is equal to i minus ii.
B.	Derived from GFT’s consolidated unaudited statement of income for the six months ended December 31, 2024.
a)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.
b)	Reflects accrual of professional expenses incurred by FSHP.
c)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination are being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combination for the entire period.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2024

						Scenario 1			Scenario 2			Scenario 3			Scenario 4			Scenario 5
						Assuming No Redemptions into Cash			Assuming 25% Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 75% Redemptions into Cash			Assuming Maximum Redemptions into Cash
	June 30, 2024	FSHP December 31, 2023	June 30, 2023	(A)	Xinruixiang (B)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Account Name	i	ii	iii	=i+ii-iii
Revenues	$-	$	$	$-	$633,127,741	$-		$633,127,741	$-		$633,127,741	$-		$633,127,741	$-		$633,127,741	$-		$633,127,741
Cost of revenues	-			-	(471,366,490)	-		(471,366,490)	-		(471,366,490)	-		(471,366,490)	-		(471,366,490)	-		(471,366,490)
Gross profit	-	-	-	-	161,761,251	-		161,761,251	-		161,761,251	-		161,761,251	-		161,761,251	-		161,761,251

Operating expenses
Selling expenses	-			-	(11,763,388)	-		(11,763,388)	-		(11,763,388)	-		(11,763,388)	-		(11,763,388)	-		(11,763,388)
General and administrative expenses	(153,809)	(62,399)	(4,245)	(211,963)	(11,561,140)	(455,000	)(b)	(12,228,103)	(455,000	)(b)	(12,228,103)	(455,000	)(b)	(12,228,103)	(455,000	)(b)	(12,228,103)	(455,000	)(b)	(12,228,103)
Research and development expenses	-			-	(27,765,405)	-		(27,765,405)	-		(27,765,405)	-		(27,765,405)	-		(27,765,405)	-		(27,765,405)
Total operating expenses	(153,809)	(62,399)	(4,245)	(211,963)	(51,089,933)	(455,000)		(51,756,896)	(455,000)		(51,756,896)	(455,000)		(51,756,896)	(455,000)		(51,756,896)	(455,000)		(51,756,896)

(Loss) income from operations	(153,809)	(62,399)	(4,245)	(211,963)	110,671,318	(455,000)		110,004,355	(455,000)		110,004,355	(455,000)		110,004,355	(455,000)		110,004,355	(455,000)		110,004,355

Other Income
Interest income	-			-	1,060,132	-		1,060,132	-		1,060,132	-		1,060,132	-		1,060,132	-		1,060,132
Interest expenses	-			-	(14,908,846)	-		(14,908,846)	-		(14,908,846)	-		(14,908,846)	-		(14,908,846)	-		(14,908,846)
Other income, net	-				3,850,883	-		3,850,883	-		3,850,883	-		3,850,883	-		3,850,883	-		3,850,883
Other expense, net	-		4,250	(4,250)	(1,886,341)	-		(1,890,591)	-		(1,890,591)	-		(1,890,591)	-		(1,890,591)	-		(1,890,591)
Exchange gain (loss)	-			-	97,236	-		97,236	-		97,236	-		97,236	-		97,236	-		97,236
Income earned on investment held in Trust Account	97,945			97,945	-	(97,945	)(a)	-	(97,945	)(a)	-	(97,945	)(a)	-	(97,945	)(a)	-	(97,945	)(a)	-
Total other income, net	97,945	-	4,250	93,695	(11,786,936)	(97,945)		(11,791,186)	(97,945)		(11,791,186)	(97,945)		(11,791,186)	(97,945)		(11,791,186)	(97,945)		(11,791,186)

Income Before Income Taxes	(55,864)	(62,399)	5	(118,268)	98,884,382	(552,945)		98,213,169	(552,945)		98,213,169	(552,945)		98,213,169	(552,945)		98,213,169	(552,945)		98,213,169

Income tax expenses	-	-	-	-	(16,015,045)	-		(16,015,045)	-		(16,015,045)	-		(16,015,045)	-		(16,015,045)	-		(16,015,045)

Net income	(55,864)	(62,399)	5	$(118,268)	$82,869,337	$(552,945)		$82,198,124	$(552,945)		$82,198,124	$(552,945)		$82,198,124	$(552,945)		$82,198,124	$(552,945)		$82,198,124
Less: net income attributable to non-controlling interest	-			-	48,767,085			48,767,085			48,767,085			48,767,085			48,767,085			48,767,085
NET INCOME ATTRIBUTABLE TO THE COMPANY	(55,864.00)	(62,399.00)	5.00	(118,268.00)	34,102,252	(552,945)		33,431,039	(552,945)		33,431,039	(552,945)		33,431,039	(552,945)		33,431,039	(552,945.00)		33,431,039

Weighted average shares outstanding of non-redeemable ordinary shares				-	10,000	50,929,317	(c)	50,939,317	50,163,688	(c)	50,173,688	49,398,059	(c)	49,408,059	48,632,429	(c)	48,642,429	47,866,800	(c)	47,876,800

Basic and diluted net income per ordinary share					3,410.23		(c)	0.66		(c)	0.67		(c)	0.68		(c)	0.69		(c)	0.70

A.	Derived from the statement of operations of Flag Ship for the 12 months ended June 30, 2024, which are derived from the audited historical statements of operations of Flag Ship for the year ended December 31, 2023(“ii”) and the unaudited historical statements of operations of Flag Ship for the six months ended June 30, 2024(“i”) and 2023(“iii”). The statement of operations of Flag Ship for the 12 months ended June 30, 2024 is equal to i plus ii minus iii.
B.	Derived from Xinruixiang’s consolidated audited statement of income for the year ended June 30, 2024.
a)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.
b)	Reflects accrual of professional expenses incurred by FSHP.
c)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination are being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combination for the entire period.

Unaudited Pro Forma Combined Statement of Operations Adjustments

The calculation of weighted average shares outstanding for six months ended December 31, 2024, assuming different scenarios of redemption into cash, is set forth in below table:

	Pro forma	Assuming No Redemptions into Cash	Assuming 25% Redemptions into Cash	Assuming 50% Redemptions into Cash	Assuming 75% Redemptions into Cash	Assuming Maximum Redemptions into Cash
The GFT Shareholders	40,000,000	40,000,000	40,000,000	40,000,000	40,000,000	40,000,000
FSHP’s Public Shareholders	-	3,368,769	2,603,139	1,837,510	1,071,881	306,252
The FSHP’s Insiders		1,986,800	1,986,800	1,986,800	1,986,800	1,986,800
Shares to be issued to the Financial Advisors	-	5,200,000	5,200,000	5,200,000	5,200,000	5,200,000
Weighted average shares outstanding of ordinary shares	40,000,000	50,555,569	49,789,939	49,024,310	48,258,681	47,493,052
Less: FSHP’s Weighted average shares outstanding of ordinary shares	-	-	-	-	-	-
Adjustment (c)	40,000,000	50,555,569	49,789,939	49,024,310	48,258,681	47,493,052

*	It is the same with Basic and diluted weighted average shares outstanding, ordinary shares attributable to Flag Ship Acquisition Corporation in 10-K. The share is calculated by the summary of original shares of Flag Ship and the Sale of units in initial public offering accumulated over time.

EXTRAORDINARY GENERAL MEETING OF

FLAG SHIP ACQUISITION CORPORATION SHAREHOLDERS

General

Flag Ship is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Flag Ship Board for use at the Shareholder Meeting to be held on [●] and at any adjournment thereof. This proxy statement/prospectus provides Flag Ship shareholders with information they need to know to be able to vote or direct their vote to be cast at the Shareholder Meeting.

Date, Time and Place of the Flag Ship Shareholders’ Meeting

The Flag Ship Shareholders’ Meeting will be held on [●], 2025 at 10:00 a.m., Eastern Time, in person at the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006 and virtually via live webcast at https://www [●], or at such other time, on such other date and at such place to which the meeting may be adjourned, pursuant to the procedures described in this proxy statement/prospectus to consider and vote upon the Proposals.

On or about [●], 2025, Flag Ship commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Shareholder Meeting. You may attend the Flag Ship Shareholder Meeting and vote your shares during the Shareholder Meeting in person and via live audio webcast by visiting www./[●]. You will need the control number that is printed on your proxy card to enter the Shareholder Meeting. Flag Ship recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Shareholder Meeting starts. Please note that you will not be able to attend the Shareholder Meeting in person.

If you hold your Flag Ship Ordinary Shares through a bank or broker, you will need to contact Flag Ship’s transfer agent, to receive a control number. If you plan to vote at the Shareholder Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, VStock, our transfer agent, can issue you a guest control number with proof of ownership. Either way you must contact the Flag Ship’s transfer agent for specific instructions on how to receive the control number. Flag Ship can be contacted at the number or email address below. Please allow up to 72 hours prior to the meeting for processing your control number. If you do not have access to the internet, you can listen only to the Shareholder Meeting by dialing [●] (or [●] if you are located outside of the United States and Canada (standard rates apply)) and when prompted enter the pin number [●]#. Please note you will not be able to vote or enter questions during the Shareholder Meeting if you choose to participate telephonically and in such circumstances will not count towards the quorum.

You can pre-register to attend the Shareholder Meeting starting [●] at [●] a.m., Eastern Time (two business days prior to the meeting date). Enter the following URL address into your browser www. [●], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Shareholder Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you want to vote during the Shareholder Meeting.

Purpose of the Shareholder Meeting

The purpose of the Flag Ship Extraordinary General Meeting is to consider and vote upon adoption of the Cayman Plan of Merger, the Merger, and the Merger Agreement, dated as of April 18, 2025, by and among GFT, Flag Ship and Merger Sub, providing for the merger of Flag Ship with and into Merger Sub. Merger Sub will survive the Merger as a wholly-owned subsidiary of GFT.

At the Flag Ship Shareholders’ Meeting, Flag Ship Shareholders will be asked to consider and vote upon the following Proposals:

●	Proposal 1 – The Business Combination Proposal – Flag Ship is asking its shareholders to approve, by ordinary resolution, and subject to the approval of the Flag Ship Merger Proposal, Flag Ship’s entry into the Merger Agreement and the transactions contemplated thereby.

●	Proposal 2 – The Flag Ship Merger Proposal – Flag Ship is asking its shareholders to approve and authorize, by special resolution, subject to the approval of the Business Combination Proposal, the entry by Flag Ship into the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger pursuant to which Flag Ship Merger Sub will merge with and into Merger Sub with Merger Sub being the surviving company of such Merger and becoming a wholly-owned subsidiary of GFT.

●	Proposal 3 – The Flag Ship NTA Amendment Proposal – Flag Ship is asking its shareholders to approve, as a special resolution, the amendment to Flag Ship’s current amended and restated memorandum and articles of association by deleting Article 36.5(c) in its entirety.

●	Proposal 4 – The Flag Ship Adjournment Proposal – Flag Ship is asking its shareholders to approve, by ordinary resolution, the adjournment of the Shareholder Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by Flag Ship that more time is necessary or appropriate to approve one or more proposals presented at the Flag Ship Extraordinary General Meeting.

Each of the Business Combination Proposal, the Merger Proposal, and the NTA Amendment Proposal are cross-conditioned on the approval and adoption of each other, except that the NTA Amendment Proposal will not be considered a Condition Precedent Proposal if the net tangible asset condition in the Flag Ship Charter is satisfied. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Record Date; Who is Entitled to Vote

The Flag Ship Board has fixed the close of business on [●] as the Record Date for determining Flag Ship shareholders entitled to notice of and to attend and vote at the Shareholder Meeting. As of the close of business on the Record Date, there were [●] Flag Ship Ordinary Shares outstanding and entitled to vote. Flag Ship Rights do not carry voting rights.

Flag Ship’s Sponsor has agreed, subject to applicable securities laws, to vote any Flag Ship Ordinary Shares owned by it in favor of the proposals presented at the Shareholder Meeting. As of the date of this proxy statement/prospectus, the Sponsor owns 1,963,000 Flag Ship Ordinary Shares, which is approximately [●]% of the total outstanding Flag Ship Ordinary Shares.

Quorum and Required Vote for Proposals for the Shareholder Meeting

The holders of a majority of the Flag Ship Ordinary Shares outstanding as of the close of business on the Record Date and entitled to vote at the Flag Ship Extraordinary General Meeting must be present, either in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, at the Flag Ship Extraordinary General Meeting to constitute a quorum. The Sponsor, which currently hold approximately [●]% of the issued and outstanding Flag Ship Ordinary Shares, will count towards this quorum.

Approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting. Approval of the Flag Ship Merger Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Flag Ship Extraordinary General Meeting. Approval of the Flag Ship NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the Flag Ship Extraordinary General Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. If presented, the Flag Ship Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote thereon and who vote at the Flag Ship Extraordinary General Meeting.

Abstentions and Broker Non-Votes

Abstentions, which are not votes cast, are considered present for the purposes of establishing a quorum but will have no effect with respect to approval of these proposals.

Under Nasdaq rules, if a shareholder holds their shares in “street” name through a bank, broker or other nominee and the shareholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of shareholders or has received instructions as to how to vote on some but not all of the “non-routine” proposals, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

We believe that all of the proposals to be voted on at the Shareholder Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on any of the proposals to be voted on at the Shareholder Meeting without your instruction. Because all of the proposals to be voted on at the Shareholder Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, accordingly Flag Ship does not expect there to be any broker non-votes at the Shareholder Meeting.

Recommendation of the Flag Ship Board

The Flag Ship Board has determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Flag Ship and its shareholders and has directed that the Proposals set forth in this proxy statement/prospectus be submitted to its shareholders for approval at the Shareholder Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Flag Ship Board recommends that Flag Ship’s shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the NTA Amendment Proposal, and “FOR” the Adjournment Proposal (if necessary).

Flag Ship’s directors and officers may have financial interests in the Merger that are different from, or in addition to, their interests as shareholders of Flag Ship and the interests of shareholders of Flag Ship generally. The existence of financial and personal interests of one or more of Flag Ship’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Flag Ship and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “Proposal No. 1: The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Voting Your Shares

If you were a holder of record of Public Shares as of the close of business on [●], the Record Date for the Extraordinary General Meeting, you may vote with respect to the proposals in person, electronically, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your proxy card shows the number of Public Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your Public Shares at the Shareholder Meeting:

1.	Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Shareholder Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Shareholder Meeting so that your shares will be voted if you are unable to attend the Shareholder Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on [●].

2.	Voting Electronically or in Person. You may attend, vote and examine the list of shareholders entitled to vote at the Shareholder Meeting in person or electronically by visiting the website listed on your proxy card or voting instruction form and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Shareholder Meeting or at the Shareholder Meeting by doing any one of the following:

●	you may send another proxy card with a later date;

●	you may notify Flag Ship in writing to Flag Ship Acquisition Corporation, 26 Broadway, Suite 934, New York, NY 10004, before the Shareholder Meeting that you have revoked your proxy; or

●	you may attend the Shareholder Meeting and vote electronically, as indicated above.

Vote of Sponsors, Directors and Officers

Pursuant to a letter agreement with Flag Ship, the Sponsor has agreed, subject to applicable securities laws, to vote any Flag Ship Ordinary Shares owned by it in favor of the proposals presented at the Shareholder Meeting, and has agreed to waive its redemption rights with respect to any Flag Ship Ordinary Shares owned by it in connection with the Shareholder Meeting. The Flag Ship Ordinary, including the Private Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 22% of the issued and outstanding Flag Ship Ordinary Shares and Flag Ship’s officers and directors do not own any Flag Ship Ordinary Shares (excluding any securities indirectly owned by officers or directors as a result of his or her membership interest in the Sponsor).

The approval of the Merger Proposal and the NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the shareholders of the Flag Ship Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 22% of the issued and outstanding Flag Ship Shares and Flag Ship’s officers and directors do not own any Flag Ship Shares (excluding any securities indirectly owned by officers or directors as a result of his or her membership interest in the Sponsors). As a result, in addition to the Flag Ship Shares held by the Sponsor, we would need only 549,759, or approximately 18%, of the 3,062,517 Flag Ship Public Shares currently outstanding to be voted in favor of the Business Combination Proposal and the Adjournment Proposal; and we would only need 1,387,344, or approximately 45.3% of the outstanding Flag Ship Public Shares to be voted in favor of the Merger Proposal and the NTA Amendment Proposal in order to have the Merger approved. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if the Sponsor had agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

No Additional Matters May Be Presented at the Shareholder Meeting

The Shareholder Meeting has been called only to consider the approval of the Business Combination Proposal, the Merger Proposal, the NTA Amendment Proposal, and the Adjournment Proposal (if necessary). Under the Flag Ship Charter, no other matters may be considered at the Shareholder Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Shareholder Meeting.

Who Can Answer Your Questions about Voting Your Shares?

If you are a Flag Ship shareholder and have any questions about how to vote or direct a vote in respect of your Flag Ship Ordinary Shares, you may call Advantage Proxy, our proxy solicitor, by calling [●], or banks and brokers can call [●], or by emailing [●].

Redemption Rights

Pursuant to the Flag Ship Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the business combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of the date of this proxy statement/prospectus, this amounts to approximately $[●] per share. Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they do not vote at all on, the Business Combination Proposal, the Merger Proposal, or the NTA Amendment Proposal.

Any shareholder holding Public Shares may demand that Flag Ship redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $[●] per share of Public Shares as of [●], the most recent practicable date prior to the date of this proxy statement/prospectus), calculated as of two business days prior to the consummation of the business combination, including interest earned on the funds held in the Trust Account and not previously released to Flag Ship to pay its taxes (which interest shall be net of taxes payable). If a holder properly seeks redemption as described in this section and the Merger is consummated, Flag Ship will, subject to funds being legally available therefor, redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Merger.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(a) hold Public Shares, or

(b)	hold Public Shares through Units and you elect to separate your Units into the underlying public shares prior to exercising your redemption rights with respect to the public shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], 2025, (a) submit a written request to VStock that Flag Ship redeem your public shares for cash and (b) deliver your public shares to VStock, physically or electronically through DTC.

Holders of outstanding Flag Ship Units must separate the underlying Flag Ship Ordinary Shares prior to exercising Redemption Rights with respect to the Public Shares. If the Flag Ship Units are registered in a holder’s own name, the holder must deliver the certificate for its Flag Ship Units to VStock, with written instructions to separate the Flag Ship Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the public shares from the Flag Ship Units.

A Public Shareholder must complete the procedures for electing to redeem its Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2025 (two business days before the initially scheduled date of the Shareholder Meeting), in order for its shares to be redeemed.

If a holder exercises its Redemption Rights, then such holder will be exchanging its Public Shares for cash and will no longer own shares of Flag Ship. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to VStock in accordance with the procedures described herein. If the Merger is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If you hold your shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or tendering/delivering them through DTC’s DWAC system. VStock will typically charge the tendering broker a fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Merger is not consummated, this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a Public Shareholder, may be withdrawn at any time until the deadline for exercising redemption requests. If you tender or deliver your shares for redemption to VStock, acting as transfer agent, and later decide prior to the deadline for exercising redemption requests not to elect redemption, you may request that Flag Ship instruct VStock to return the shares (physically or electronically). You may make such request by contacting VStock at the phone number or address listed at the end of this section. Flag Ship will be required to honor such request only if made prior to the deadline for exercising redemption requests (although the Flag Ship Board may agree to honor such requests after such deadline in its sole discretion).

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the outstanding Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Flag Ship will promptly return any shares (and share certificates (if any)) tendered or delivered by Public Shareholders.

Flag Ship’s transfer agent can be contacted at the following address:

VStock Transfer LLC

18 Lafayette Place

Woodmere, NY 11598

Phone: 212.828.8436

Email: info@vstocktransfer.com

Our Sponsor has waived its redemption rights with respect to its Flag Ship Ordinary Shares in connection with the shareholder vote to approve the Merger. Accordingly, such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

The closing price of Public Shares on [●], the most recent practicable date prior to the date of this proxy statement/prospectus, was $[●] per share. The cash held in the Trust Account on such date was approximately $[●] million (including interest not previously released to Flag Ship to pay its taxes) (approximately $[●] per share of Public Shares). Prior to exercising redemption rights, shareholders should verify the market price of Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Flag Ship cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Public Shares exercises his, her or its redemption rights, then he, she or it will be exchanging its Public Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by tendering or delivering your Public Shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to Flag Ship’s transfer agent as described above and the Merger is consummated.

For a discussion of certain material United States federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “Material United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

With respect to the Merger, the Cayman Companies Act under Section 238 provides for a right of Flag Ship’s dissenting shareholders to be paid the fair value of their shares in connection with the Merger Proposal, subject to certain limitations under Section 239. In connection with the Merger Proposal, record holders of Flag Ship Ordinary Shares who comply with the applicable requirements and procedures of Section 238 of the Cayman Companies Act are entitled, under certain circumstances, to exercise their statutory rights of appraisal to seek payment of the fair value of their Flag Ship Ordinary Shares upon dissenting from the Merger. If you are contemplating the possibility of objecting to the Merger, you should seek advice from a suitably qualified Cayman lawyer. If you do not follow the procedural requirements of the Cayman Companies Act, you will lose your Appraisal Rights. A detailed description of the appraisal rights and procedures available to Flag Ship Shareholders is included in “The Business Combination Proposal — Appraisal Rights” beginning on page 200. The full text of Section 238 of the Cayman Companies Act is attached as Appendix B to this proxy statement/prospectus.

Proxy Solicitation

Flag Ship is soliciting proxies on behalf of the Flag Ship Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Flag Ship has engaged Advantage Proxy to assist in the solicitation of proxies for the Shareholder Meeting. Flag Ship and its directors, officers and employees may also solicit proxies in person. Flag Ship will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Flag Ship will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Flag Ship will pay Advantage Proxy a fee of $[●], plus disbursements, reimburse it for its reasonable out-of-pocket expenses and indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages and expenses for its services as Flag Ship’s proxy solicitor. Directors, officers and employees of Flag Ship who solicit proxies will not be paid any additional compensation for soliciting.

Sponsor Ownership of Flag Ship Ordinary Shares

As of the Record Date for the Shareholder Meeting, the Sponsor owned of record and was entitled to vote 1,963,800 Flag Ship Ordinary Shares. Such shares currently constitute approximately [●]% of the outstanding Flag Ship Ordinary Shares. The Sponsor has agreed, subject to applicable securities laws, to vote any Flag Ship Ordinary Shares owned by it in favor of the proposals presented at the Shareholder Meeting, and has agreed to waive its redemption rights with respect to any Flag Ship Ordinary Shares owned by it in connection with this Shareholder Meeting. The Flag Ship Founder Shares and the Flag Ship Private Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Permitted Purchases of Our Securities

In connection with the shareholder vote to approve the Merger, the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Merger for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq or any other exchange on which our securities may be listed. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the SPAC Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information regarding us or our securities not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsors or Flag Ship’s directors, officers, advisors or respective affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their Public Shares. The purpose of such share purchases and other transactions would be to decrease the number of shares that have been or may be submitted for redemption.

In the event that the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of public shares could be to (a) decrease the number of shares that have been or may be submitted for redemption or (b) to satisfy a closing condition in the Merger Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of our public shares may result in the completion of the Merger that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

Entering into any such arrangements may have a depressive effect on the market price of Flag Ship Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Merger. In addition, if such purchases are made, the public “float” of our Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Flag Ship or its securities, the SPAC Sponsor, our directors, officers, advisors and/or any of their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Flag Ship Ordinary Shares or to not vote their shares against the Merger Proposal. The SPAC Sponsor and our officers, directors, advisors and/or their affiliates anticipate that they may identify the shareholders with whom our Sponsor, and our officers, directors, advisors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent that the SPAC Sponsor or our officers, directors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase.

While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with the SPAC Sponsor’s consent, the transfer to such investors or holders of shares owned by the SPAC Sponsor for nominal value. In such transactions, the purchase price for the Flag Ship Ordinary Shares will not exceed the per-share redemption amount available to redeeming shareholders. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Merger where it appears that such requirements would otherwise not be met. If any shares were so purchased, the purchaser would not vote any such shares in favor of approval of the Merger Proposal. In addition, the purchasers described above will waive redemption rights, if any, with respect to the Flag Ship Ordinary Shares they acquire in such transactions.

Any purchases by the SPAC Sponsor, our officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The SPAC Sponsor, our officers, directors, advisors and any of their respective affiliates will not make purchases of Ordinary Shares if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.

The details of such purchases would be disclosed by Flag Ship in a Current Report on Form 8-K prior to the Extraordinary General Meeting, and would be made in compliance with Rule 14e-5 under the Securities Exchange Act of 1934, relying on the Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022) by adhering to the following:

●	This proxy statement/prospectus discloses the possibility that the SPAC Sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares from public holders outside the redemption process, along with the purpose of such purchases;

●	If the SPAC Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase public shares from public holders:

●	such SPAC Sponsor, directors, officers, advisors or affiliates would do so at a price no higher than the price offered through our redemption process;

●	such purchased shares would not be voted in favor of approving the business combination transaction;

●	such SPAC Sponsor, directors, officers, advisors or affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights; and

●	we would disclose in a Current Report on Form 8-K, before the Extraordinary Meeting, the following: (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the Merger will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Flag Ship has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Merger.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL

Overview

Flag Ship is asking holders of Flag Ship Shares to approve by ordinary resolution the Merger Agreement and the transactions contemplated by the Merger Agreement The approval of this Business Combination Proposal is conditioned on the approval of the Merger Proposal and the NTA Amendment Proposal, unless the net tangible asset condition in the Flag Ship Charter is satisfied and the NTA Amendment Proposal is not considered a Condition Precedent Proposal. Therefore, if either the Business Combination Proposal or the Merger Proposal is not approved, the Merger may not be consummated. Flag Ship Shareholders should read carefully this proxy statement in its entirety for more detailed information concerning the Merger Agreement and the Merger. Please see the subsections below for additional information and a summary of the material provisions of the Merger Agreement, which is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding an extraordinary general meeting of shareholders to vote on the Merger, we may consummate the Merger only if the Business Combination Proposal is approved by an ordinary resolution, being the affirmative vote of the holders of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares entitled to vote at the Shareholder Meeting (provided that the Merger Proposal is also approved as set forth under “Proposal 2 – The Flag Ship Merger Proposal”). The approval of the Merger Proposal is a requirement under the Cayman Companies Act.

Flag Ship, GFT and a wholly-owned merger subsidiary of GFT entered into the Merger Agreement on April 18, 2025.

The following discussion summarizes material provisions of the Merger Agreement. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Flag Ship Shareholders are urged to read the Merger Agreement carefully and in its entirety.

The Merger Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding GFT, Flag Ship or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement: (i) were made only for purposes of the Merger Agreement and as of the specific dates set forth therein; (ii) were solely for the benefit of the parties to the Merger Agreement; (iii) are subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of GFT, Flag Ship or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by GFT and Flag Ship. Accordingly, you should not rely on the representations, warranties and covenants in the Merger Agreement as characterizations of the actual state of facts about GFT or Flag Ship, and you should read the information provided elsewhere in this proxy statement/prospectus for information regarding GFT and Flag Ship and their respective businesses. See “Where You Can Find More Information.”

On August 26, 2025, Flag Ship held an extraordinary general meeting of shareholders. Flag Ship’s shareholders approved the extension fee reduction proposal, a proposal to approve the reduction of the monthly fee payable by the Sponsor and/or its designee into the trust account to extend the date by which Flag Ship must consummate its initial business combination from $0.033 per each outstanding public share (for each monthly extension) to an amount equal to the lesser of (i) $60,000 for all outstanding public shares and (ii) $0.033 for each outstanding public share. In connection with such vote, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash.

In addition, on August 21, 2025, Flag Ship and the Sponsor agreed to amend and restate that certain promissory note entered into on August 30, 2024 to increase the maximum principal amount from $1,000,000 to $1,200,000.

Merger Agreement

On April 18, 2025, Flag Ship entered into the Merger Agreement with GFT and Merger Sub, pursuant to which, among other things, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT. The Merger will become effective at such time as the Cayman Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Flag Ship and specified in the Cayman Plan of Merger.

At the Effective Time, each Flag Ship Share issued and outstanding prior to the Effective Time (excluding shares held by GFT and Flag Ship and dissenting shares, if any) will be automatically converted into the right to receive the Per Share Merger Consideration, and rights to receive Flag Ship Shares that are outstanding immediately prior to the Effective Time will be assumed by GFT and automatically converted into a right to receive Class A Ordinary Shares of GFT.

Previously, on October 21, 2024, Flag Ship had entered into the GRT Merger Agreement with GRT and GRT Merger Sub. Pursuant to the GRT Merger Agreement, Flag Ship had agreed to merge with an into GRT Merger Sub, with GRT Merger Sub continuing as the surviving entity and wholly-owned subsidiary of GRT and the holders of Flag Ship Shares would have received ordinary shares of GRT in exchange for their Flag Ship Shares and Flag Ship Rights. However, on April 18, 2025, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement and terminated the GRT Merger Agreement and the other ancillary agreements entered into pursuant to the GRT Merger Agreement.

Flag Ship Shareholders are urged to read additional information and details of Merger Agreement in section entitled “The Merger Agreement” on page 202 and the Merger Agreement in its entirety, a copy of which is attached hereto as exhibit.

Ancillary Agreements

In conjunction with the execution of the Merger Agreement, the parties entered into certain related agreements pursuant to the Merger Agreement. Flag Ship Shareholders are urged to read additional information and details of such Ancillary Agreement in section entitled “The Ancillary Agreements” on page 216 and such Ancillary Agreements in their entirety.

Consideration Payable in the Merger

Exchange of Flag Ship Securities

Pursuant to the Merger Agreement, at the Effective Time, all of Flag Ship’s Ordinary Shares issued and outstanding immediately prior to the Effective Time other than (i) Flag Ship Ordinary Shares held by the parties to the Merger Agreement or their respective wholly owned subsidiaries and (ii) those Flag Ship Ordinary Shares owned by the holders of Flag Ship Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Cayman Companies Act, will be automatically converted into the right to receive an aggregate of (a) [●] GFT Class A Ordinary Shares, and (b) an additional aggregate of 713,800 GFT Class A Ordinary Shares upon the exchange of the outstanding Flag Ship Rights.

The transaction implies a value of $10.00 per Flag Ship Share, or an equity value for Flag Ship of approximately $___ million for all outstanding shares, based on a valuation of GFT of $____________.

Potential Dilution to Non-Redeeming Flag Ship Public Shareholders

The unadjusted net tangible book value of Flag Ship as of its most recent balance sheet date, June 30, 2025, is $69,701,723, equating to Flag Ship’s total assets of $72,365,816 minus its total liabilities of $2,664,093. As of such date, Flag Ship had a total of 8,863,000 shares issued and outstanding, consisting of 1,963,000 shares held by its initial shareholders and 6,900,000 shares held by Public Shareholders and subject to redemption. Therefore, Flag Ship’s unadjusted net tangible book value per share as of its most recent balance sheet date is approximately $7.86 per share. Subsequently, in connection with the approval of the reduction of the extension fee at the Extraordinary General Meeting held by Flag Ship on August 26, 2025, holders of 3,837,483 Public Shares elected to redeem their Public Shares for an aggregate amount of approximately $40,447,070 in cash.

Flag Ship’s net tangible book value and net tangible book value per share, as adjusted, is calculated as follows:

Numerator	No Redemption(1)	25% Redemption(2)	50% Redemption(3)	75% Redemption(4)	Maximum Redemption(5)
Total assets as of June 30, 2025	$31,918,745	$31,918,745	$31,918,745	$31,918,745	$31,918,745
Amount redeemed from trust account	-	(7,958,527)	(15,917,054)	(23,875,581)	(31,834,109)
Total assets after redemption	31,918,745	23,960,218	16,001,691	8,043,164	84,637
Total liabilities as of June 30, 2025	(2,664,093)	(2,664,093)	(2,664,093)	(2,664,093)	(2,664,093)
Transaction expenses	(2,192,594)	(2,192,594)	(2,192,594)	(2,192,594)	(2,192,594)
Adjusted net tangible book value	$27,062,059	$19,103,531	$11,145,004	$3,186,477	$(4,772,050)

Denominator	Shares	Shares	Shares	Shares	Shares
FSHP public shares	3,062,517	2,296,888	1,531,259	765,629	-
FSHP sponsor shares	1,725,000	1,725,000	1,725,000	1,725,000	1,725,000
FSHP private placement shares	238,000	238,000	238,000	238,000	238,000
Financial advisor(7)	5,200,000	5,200,000	5,200,000	5,200,000	5,200,000
FSHP public rights(8)	690,000	690,000	690,000	690,000	690,000
FSHP private rights(9)	23,800	23,800	23,800	23,800	23,800
Total shares (as adjusted)	10,939,317	10,173,688	9,408,059	8,642,429	7,876,800

	No Redemption	25% Redemption	50% Redemption	75% Redemption	Maximum Redemption
Initial public offering per share of Flag Ship (IPO price)	$10.00	$10.00	$10.00	$10.00	$10.00
Adjusted net tangible book value per share (NVPS)	2.47	1.88	1.18	0.37	(0.61)
Difference between IPO price and NVPS	$7.53	$8.12	$8.82	$9.63	$10.61

The above tables sets forth, with respect to each material transaction reasonably likely to occur in connection with the Merger while excluding the Merger itself, across potential redemption levels, (i) the number of ordinary shares of the combined company to be issued pursuant to such material transaction, (ii) the as-adjusted net tangible book value per share (the “NVPS”) of Flag Ship ordinary shares issued and outstanding after giving effect to such material transaction, and (iii) the difference between such as-adjusted NVPS, in the given redemption scenario, and the Flag Ship IPO offering price per share of $10.00 (the “Difference”).

In addition, the below table shows the valuation of Flag Ship at or above which, after factoring in the potential dilution caused by such material transaction, the non-redeeming Public Shareholders’ interest per Flag Ship ordinary share would be at least the Flag Ship IPO offering price per share of $10.00 (the “Equalizing Company Value” or “ECV”). ECV is calculated by multiplying the Flag Ship IPO offering price per share of $10.00 by the aggregate number of GFT Ordinary Shares outstanding after giving effect to the issuance of the shares representing the potential dilution sources less the number of Flag Ship Public Shares redeemed at each redemption level set forth in the below table.

	No Redemption(1)		25% Redemption(2)		50% Redemption(3)		75% Redemption(4)		Maximum Redemption(5)
Potential Sources of Dilution:	Shares	ECV	Shares	ECV	Shares	ECV	Shares	ECV	Shares	ECV
Outstanding FSHP Shares	5,025,517		4,259,888		3,494,259		2,728,629		1,963,000
GFT shareholders(6)	40,000,000		40,000,000		40,000,000		40,000,000		40,000,000
Financial advisor(7)	5,200,000		5,200,000		5,200,000		5,200,000		5,200,000
FSHP public rights(8)	690,000		690,000		690,000		690,000		690,000
FSHP private rights(9)	23,800		23,800		23,800		23,800		23,800
Total(10)	50,939,317	$509,393,170	50,173,688	$501,736,878	$49,408,059	$494,080,585	48,642,429	$486,424,293	47,876,800	$478,768,000

(1)	Assuming No Redemptions: This presentation assumes that no additional Flag Ship Public Shareholders elect to have their Flag Ship Public Shares redeemed for cash in connection with the Merger and there are no Flag Ship Shares for which appraisal rights are being exercised. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594 to account for the estimated total Merger transaction expenses. In this scenario:(i) a total of 10,939,317 shares would be issued and outstanding, consisting of 3,062,517 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) Flag Ship would have total assets of $31,918,745, an adjusted net tangible book value of $27,062,059 and adjusted NVPS of $2.47, such adjusted NVPS being equal to the $27,062,059 as-adjusted net tangible book value divided by 10,939,317 shares.
(2)	Assuming 25% Redemptions: This presentation assumes that 765,629 Flag Ship Public Shares are redeemed for aggregate redemption payments of $7,958,527, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total Merger transaction expenses. In this scenario (i) a total of 10,173,688 shares would be issued and outstanding, consisting of 2,296,888 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) the aggregate redemption payments of $7,958,527would be subtracted from the assets of Flag Ship, resulting in total assets of $23,960,218, an adjusted net tangible book value of $19,103,531, and adjusted NVPS of $1.88 such adjusted NVPS being equal to the $19,103,531 as-adjusted net tangible book value divided by 10,173,688 shares.

(3)	Assuming 50% Redemptions: This presentation assumes that 1,531,259 Flag Ship Public Shares are redeemed for aggregate redemption payments of $15,917,054, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total Merger transaction expenses. In this scenario (i) a total of 9,408,059 shares would be issued and outstanding, consisting of 1,531,259 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, (ii) the aggregate redemption payments of $15,917,054 would be subtracted from the assets of Flag Ship, resulting in total assets of $16,001,691, an adjusted net tangible book value of $11,145,004, and adjusted NVPS of $1.18, such adjusted NVPS being equal to the $11,145,004 as-adjusted net tangible book value divided by 9,408,951shares.
(4)	Assuming 75% Redemptions: This presentation assumes that 2,296,888 Flag Ship Public Shares are redeemed for aggregate redemption payments of $23,875,581, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total transaction expenses. In this scenario: (i) a total of 8,642,429 shares would be issued and outstanding, consisting of 765,629 Public Shares, 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) the aggregate redemption payments of $23,875,581 would be subtracted from the assets of Flag Ship, resulting in total assets of $8,043,164, an adjusted net tangible book value of $3,186,477, and adjusted NVPS of $0.37, such adjusted NVPS being equal to the $3,186,477 as-adjusted net tangible book value divided by 8,642,429 shares.
(5)	Assuming Maximum Redemptions: This presentation assumes that all remaining Flag Ship Public Shares are redeemed for aggregate redemption payments of $31,834,109, assuming a $10.40 per share Redemption Price and based on funds in the trust account as of June 30, 2025. This presentation also assumes that the Flag Ship Shareholders approve Proposal 3, the NTA Amendment Proposal, as described herein, which would permit us to proceed with the Merger transactions even if we will have less than $5,000,001 of net tangible assets as required under the current Flag Ship Charter. This presentation also assumes that the value of total assets and therefore net tangible book value of Flag Ship as of its most recent balance sheet date are reduced by $2,192,594, to account for the estimated total transaction expenses. In this scenario: (i) a total of 7,876,800 shares of Flag Ship would be issued and outstanding, consisting of 1,963,000 shares held by Flag Ship’s initial shareholders, 5,200,000 shares issued to the financial advisors, and 713,800 shares issued upon conversion of the Flag Ship rights, and (ii) the aggregate redemption payments of $31,834,109 would be subtracted from the assets of Flag Ship, resulting in total assets of $84,637, an adjusted net tangible book value of $(4,772,050), and adjusted NVPS of $(0.61), such adjusted NVPS being equal to the $(4,772,050) as-adjusted net tangible book value divided by 7,876,800 shares.
(6)	GFT Shareholders: There are currently 40,000,000 GFT Ordinary Shares outstanding held by GFT’s shareholders, including 10,000,000 GFT Class A Ordinary Shares and 30,000,000 Class B Ordinary Shares. As such, (i) the total assets remaining and thus net tangible book value of the combined company at each respective redemption level will not change, while (ii) the total number of shares outstanding used to calculate NVPS at each respective redemption level will increase by 40,000,000.
(7)	Financial Advisors: In connection with the Merger, Flag Ship agreed to cause GFT to issue a total of 2,400,000 GFT Class A Ordinary Shares to Flag Ship’s financial advisor and GFT agreed to issue a total of 2,800,000 to its financial advisor upon the consummation of the Merger. In this scenario, (i) the total assets remaining and the net tangible book value of Flag Ship at each respective redemption level will not change, and (ii) the total number of shares outstanding used to calculate as-adjusted NVPS at each respective redemption level would increase by 5,200,000.
(8)	Flag Ship Public Rights: There are currently 6,900,000 Flag Ship Rights outstanding held by Public Shareholders, each of which will automatically convert into 1/10 of one Flag Ship Ordinary Share at Closing, for a total of 690,000 Flag Ship Ordinary Shares to be issued in respect of the Flag Ship Rights at Closing. Flag Ship will not receive any consideration for the issuance of 690,000 Flag Ship Ordinary Shares. As such, (i) the total assets remaining and the net tangible book value of Flag Ship at each respective redemption level will not change, while (ii) the total number of shares outstanding used to calculate NVPS at each respective redemption level will increase by 690,000.
(9)	Flag Ship Private Rights: There are currently 238,000 Flag Ship Rights outstanding held by Flag Ship’s initial shareholders, each of which will automatically convert into 1/10 of one Flag Ship Ordinary Share at Closing, for a total of 23,800 Flag Ship Ordinary Shares to be issued in respect of the Flag Ship Rights at Closing. Flag Ship will not receive any consideration for this issuance of 23,800 Flag Ship Ordinary Shares. As such, (i) the total assets remaining and thus net tangible book value of the combined company at each respective redemption level will not change, while (ii) the total number of shares outstanding used to calculate NVPS at each respective redemption level will increase by 23,800.
(10)	TOTAL: The figures represented in this row for each respective redemption scenario assume that each of the foregoing material transactions reasonably likely to occur in connection with the Merger has occurred, along with their effects on the as-adjusted total assets, net tangible book value and NVPS of Flag Ship.

Finally, as of the date of this proxy statement/prospectus, there is $[●] outstanding under a loan payable to the SPAC Sponsor and no fees due or out-of-pocket expenses to be repaid by Flag Ship to the SPAC Sponsor. The note will be repaid in cash and not be converted into Flag Ship Private Units. If the foregoing amounts were to change after the date of this proxy statement/prospectus, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the Closing and reduce the total assets or net tangible book value of the combined company. Further, up to $1,500,000 of loans may be convertible into Flag Ship Private Units at $10.00 per Flag Ship Private Unit at the option of the lender, which would cause dilution to the non-redeeming shareholders. As of the date of this proxy statement/prospectus, no convertible loans have been made to Flag Ship. Such potential loans, fees and out-of-pocket expenses have not been factored into the calculations in the above presentation because it is not materially probable that any will accrue after the date of this proxy statement/prospectus.

Other than as described above in this “Potential Dilution to Non-Redeeming Flag Ship Public Shareholders” section of the proxy statement/prospectus, there are no additional material potential sources of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Merger.

Material Effects of the Merger

The following material benefits and detriments from the Merger are expected to affect (i) Flag Ship and its affiliates, (ii) the Sponsor and its affiliates, (iii) GFT and its affiliates, and (iv) the Public Shareholders. This information is provided pursuant to Item 1605(c) of Regulation S-K, as promulgated under the Securities Act.

Flag Ship and its affiliates. For Flag Ship, the Merger represents the opportunity to complete the purpose for which it was formed. The only potential detriment to Flag Ship of the Merger is the opportunity cost—that by consummating the Merger, Flag Ship is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to Flag Ship than GFT. However, Flag Ship’s board considered the benefits of the transaction with GFT and determined such transaction was the best transaction available to it at such time.

The Sponsor and its affiliates. For the Sponsor, the principal material benefit represented by the Merger is that unless the Merger (or another initial business combination transaction) is consummated by Flag Ship prior to the deadline pursuant to the Flag Ship Charter, the Sponsor will lose its entire $2,405,000 investment in Flag Ship ($2,380,000 by Whale Management for the Flag Ship Private Units and $25,000 for the Flag Ship Founder Shares), which such investment is described in greater detail in the section of this proxy statement/prospectus entitled “Information about Flag Ship –Sponsor and its affiliates”. The Sponsor’s affiliates are not expected to experience any material benefits from the Merger other than as a limited partner with a substantial economic interest in Flag Ship, as described further in the section of this proxy statement/prospectus entitled “Information about Flag Ship –Sponsor and its affiliates”, and the only potential material detriment is the possibility that GFT will not continue to engage Whale Management for services as described further in the section of this proxy statement/prospectus entitled “Information about Flag Ship –Sponsor and its Affiliates”.

GFT and its affiliates. For GFT and its affiliates, the Merger represents the opportunity to obtain access to the U.S. capital markets and have a class of its securities traded in the U.S., with all the attendant benefits thereof including increased access to capital from the public markets. For GFT’s affiliates, the tradability of their Ordinary Shares is expected to make their holdings more liquid. The potential detriments to GFT and its affiliates are the increased costs and difficulty of operating as a company that is registered with the SEC and traded on the Nasdaq and the dilution of their ownership stake in GFT’s business of between approximately [●]% (assuming redemption of 100% of the Flag Ship Ordinary Shares held by the Flag Ship Public Shareholders) and approximately [●]% (assuming no redemption of Flag Ship Ordinary Shares by Flag Ship Public Shareholders.

Public Shareholders. For the Flag Ship Public Shareholders, the Merger represents the opportunity to share in the growth of a company such as GFT that was chosen by the management of Flag Ship as an acquisition target in an initial business combination (which was Flag Ship’s original purpose). Unlike the Flag Ship Sponsor and insiders, if an initial business combination was not consummated by Flag Ship within the required time period, the Flag Ship Public Shareholders would receive a pro-rata portion of the trust account, equivalent to their initial investment plus interest. Like the Flag Ship insiders and Sponsor, however, the Flag Ship Rights held by the Flag Ship Public Shareholders would expire worthless if no business combination such as the Merger is completed by the deadline. The primary potential detriment to the Flag Ship Public Shareholders of the Merger is the dilution of their ownership stake in the combined business of between approximately [●]% (assuming no redemption of Flag Ship Ordinary Shares by Flag Ship Public Shareholders) and approximately [●]% (assuming redemption of 100% of the Flag Ship Ordinary Shares held by the Flag Ship Public Shareholders), from approximately [●]% of Flag Ship prior to the Merger to between approximately [●]% (assuming no redemption of Flag Ship Ordinary Shares by Flag Ship Public Shareholders) and approximately [●]% (assuming redemption of 100% of the Flag Ship Ordinary Shares held by the Flag Ship Public Shareholders) of GFT.

Background of the Merger

Flag Ship is a blank check company incorporated as a Cayman Islands exempted company on May 14, 2018, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Flag Ship’s intention was to capitalize on its board’s and management team’s extensive network of relationships, industry knowledge, acquisition experience, and deal sourcing capabilities to access a broad spectrum of opportunities. The terms of the Merger were the result of negotiations among representatives of Flag Ship and representatives of GRT. The following is a brief description of the background of those negotiations, the Merger and related transactions.

On June 20, 2024, Flag Ship consummated its IPO of 6,900,000 units (including the full exercise of the overallotment option of 900,000 units), with each unit consisting of one ordinary share, and one right to receive one-tenth (1/10) of an ordinary share upon the consummation of an initial business combination. Prior to the consummation of the IPO, the Sponsor purchased an aggregated of 1,725,000 Founder Shares for an aggregate price of $25,000. Simultaneously with the consummation of the IPO, Flag Ship consummated the private placement to the Sponsor of an aggregate of 238,000 units at a price of $10.00 per unit, for an aggregate purchase price of $2,380,000.

Prior to the consummation of the IPO on June 20, 2024, neither Flag Ship, nor anyone acting on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with Flag Ship.

Since the completion of the IPO, Flag Ship considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of Flag Ship contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including numerous technology companies. Flag Ship considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational and investment experience, and network of Flag Ship’s management team.

Our efforts in identifying prospective target businesses were not limited to a particular geographic region or industry. We focused on prospective targets where we believed we would add value, primarily by providing them with access to the U.S. capital markets, However, due to the connections that our management team has to the Asian market, we did focus on prospective target businesses that were based in or conducted a substantial portion of their operations in Asia.

Flag Ship reviewed and evaluated the potential targets based on the investment criteria set forth in its IPO prospectus. However, these criteria are not intended to be exhaustive, and Flag Ship was looking for factors with respect to potential targets including but not limited to:

●	those which have exhibited strong growth in revenue or profit in recent fiscal periods or have healthy cash flow from operations;

●	those which may offer an attractive return for its shareholders, potential upside from growth in the target business and with an improved capital structure will be provide a favorable upside reward metric measured against any identified downside risks;

●	candidates which meet some key characteristics such as being or having the capability of being a disruptive participant within an industry;

●	candidates which are capable of generating both organic and acquisitive growth;

●	those candidates which are or can be positioned to enhance stockholder value and revenue growth as a result of increased presence across geographic borders; and

●	candidates which possess exploitable intellectual property.

Flag Ship’s business strategy was to identify and complete its business combination with one or more entities that meet one or more criteria of:

●	being or having the potential to be disruptive within an industry;

●	possessing a strong growth record;

●	significant potential for further growth;

●	a leading technology position or potential for such position; or

●	a proven management team prepared for being a public company.

During this search process, Flag Ship reviewed over 20 potential business combination opportunities, entered into non-disclosure agreements with seven companies, and entered into non-binding and non-exclusive letters of intent with four potential target companies other than GRT/GFT. These potential targets were in the fin-tech, blockchain, new energy motor vehicle, technology, and media industries. Flag Ship ultimately determined not to proceed with any of its other potential acquisition opportunities because, in the judgment of the Flag Ship’s board and management, the other potential business combination targets did not meet the valuation expectations of Flag Ship or otherwise did not present as attractive or feasible a business combination opportunity as GRT/GFT.

With regard to those four targets with which Flag Ship did not pursue a business combination:

Company A: In July 2024, Company A, which is not affiliated with Flag Ship or any affiliated business entities of Flag Ship, was referred to Flag Ship’s search team. Company A is a Chinese high-tech enterprise committed to conduct advanced technology research, development, production, and sales in the 3D display field. In July 2024, after reviewing a business introduction and models of Company A and holding discussions with the management of Company A, Flag Ship’s management team established Company A as a merger candidate based upon a preliminary due diligence review. Subsequently, Flag Ship entered into a confidentiality agreement with Company A on July 16, 2024 and started to conduct due diligence on Company A. Flag Ship entered into a letter of intent with Company A on July 30, 2024. In September 2024, Flag Ship removed Company A from the priority list of candidates because it determined that Company A’s valuation was significantly higher than its fair market price as evaluated by Flag Ship’s management team, and both parties were unable to agree upon a financing plan in connection with a business combination.

Company B: In July 2024, Company B, which is not affiliated with Flag Ship or any affiliated business entities of Flag Ship, was referred to Flag Ship’s search team. Company B is engaged in the research and manufacture of new energy heavy trucks in China. In July 2024, after reviewing a business introduction of Company B and discussing with the management of Company B, Flag Ship’s management team established Company B as a merger candidate based upon a preliminary due diligence review. Subsequently, Flag Ship entered into a letter of intent with Company B on August 5, 2024. Flag Ship later conducted additional due diligence on Company B through the end of August 2024, reviewing Company B’s information as it became available. In September 2024, Flag Ship removed Company B from the priority list of candidates because Flag Ship’s management team believed the valuation requested by Company B was unreasonably high and that Flag Ship had opportunities to pursue a transaction with better options.

Company C: In July 2024, Company C, which is not affiliated with Flag Ship or any affiliated business entities, was referred to Flag Ship. Company C is engaged in the business of music creation, music education, concert operation and other cultural products in China. In July 2024, after reviewing introductory information about Company C and holding meetings with its management, Flag Ship’ management team established Company C as a potential merger candidate. On July 31, 2024, Flag Ship entered into a letter of intent with Company C. From August to early September 2024, Flag Ship conducted due diligence, including examining Company C’s financial information, share structure, and business model. Flag Ship removed Company C from the priority list of candidates in early September 2024 since Flag Ship’s management team did not believe that Company C would attract investors in the public market as Company C’s business was predicated on Chinese culture and Flag Ship’s management team was of the view that it would not readily translate in U.S. capital markets.

Company D: In July 2024, Company D, which is not affiliated with Flag Ship or any affiliated business entities, was referred to Flag Ship. Company D is a digital crypto assets trading platform in Singapore. In July 2024, after reviewing introductory information about Company D and holding meetings with its management, Flag Ship’s management team established Company D as a potential merger candidate. On August 11, 2024, Flag Ship entered into a letter of intent with Company D. From August to early September 2024, Flag Ship conducted further diligence on Company D. Flag Ship removed Company D from the priority list of candidates in early September 2024 since Flag Ship’s management team did not believe that Company D would attract investors in the public markets since it was still in an early stage and had not produced stable cash flow.

Timeline of the Merger

On July 4, 2024, Mike Wong of Leading Edge Technology Ltd. (“Leading Edge”), a consulting company located in Hong Kong, introduced GRT to Flag Ship. Through its operating subsidiaries in China, GRT manufactures and distributes functional coating composite materials in China. GRT is an integrated solution provider with leading advantages in precision coating bonding materials, precision coating protective materials, functional coating materials, and polymer film materials, offering customers with “One-stop” product and technical services. GRT was seeking a potential business combination partner and was interested to know if Flag Ship was open to a discussion regarding a potential transaction. The possibility of a business combination with GRT aligned with Flag Ship’s investment thesis, as GRT has industry leading technology; has achieved rapid growth and its management holds ambitions for long term growth at scale; possesses a strong, defensible market position; has an experienced and strong management team; has built strong technologies; and has more than twelve years of operating history having been established in 2012.

On July 8, 2024, Flag Ship sent a proposed non-disclosure agreement to Mr. Wong who forwarded the non-disclosure agreement for GRT to review and execute. On July 8, 2024, Flag Ship and GRT entered into a non-disclosure agreement that allowed Flag Ship to receive and evaluate detailed materials and information concerning GRT.

On July 11, 2024, Mr. Wong coordinated an introduction conference call to introduce Flag Ship to Dao Capital, the advisor of GRT. Matthew Chen and Lou Zhong of Flag Ship attended the meeting, and Catherine Huang and Nathan Cai of Dao Capital attended the meeting. At the meeting, Nathan Cai of Dao Capital made presentation for GRT, and all parties discussed the business, technology, market and financial position of GRT.

On July 17, 2024, Mr. Wong coordinated with GRT, Dao Capital and Flag Ship for Flag Ship team to visit GRT’s Lianyungang and Wuxi factories. On July 19, 2024, Matthew Chen, CEO of Flag Ship and a representative of Becker & Poliakoff P.A. (“Becker”), Flag Ship’s U.S. legal counsel, visited GRT’s Liangyungang and Wuxi factories. Matthew Chen met with GRT’s management team in GRT’s Wuxi factory. GRT team includes Yongnan Zhou, Chairman of GRT, Jiangzhe Xiang, CEO of GRT and Yawu Jiang. Dao Capital’s representatives also attended the meeting in Wuxi. During the meeting, GRT’s competitive advantages, business, and financial condition were discussed. GRT presented its position that the fair market value of GRT should range from $890 million to $1.114 billion based on GRT’s past financial performance and market comparable data. GRT further stated that the total market value of GRT as reported on the Korean Stock Exchange was significantly undervalued and that the total consideration provided to or for the benefit of GRT or GRT shareholders (excluding any convertible debt or other new equity financing into the GRT), as applicable, in the merger should be based on the fair value of GRT, which ranged from $890 million to $1.114 billion, subject to further due diligence on GRT and its operating subsidiaries in China by Flag Ship.

The parties also discussed commercial and capital-raising plans, the prospects for a business combination as well as the terms of a proposed letter of intent (“LOI”) for a business combination with GRT, including the valuation range, post-transaction corporate governance, timing, organization schedule and related steps necessary to complete its due diligence. The parties confirmed the significant terms in the LOI, including that the LOI only intended to express a mutual indication of interest; definitive agreements shall serve as the binding agreement; GRT expressly; waived any claim against trust account, the parties acknowledged and agreed that the existence and terms of the LOI and the proposed transaction are strictly confidential; each of GRT and Flag Ship shall be responsible for and pay its own expenses incurred in connection with the transaction, provided however, that if the transaction is consummated, all out-of-pocket costs and expenses incurred in connection with the transaction shall be borne and paid by the surviving company; the LOI could be terminated by mutual agreement or terminated at the sole discretion of GRT or Flag Ship; and the LOI and the rights and obligations of the parties thereunder shall be governed by and construed under and in accordance with the laws of the State of New York. The parties did not raise any objections to the above terms. GRT and Flagship discussed the valuation range in the transaction, and both parties agreed that the total market value of GRT traded on the Korean Stock Exchange was significantly undervalued. Both parties agreed that Korean Exchange (KRX) failed to reflect GRT’s growth prospect due to the structural issues of the Korean market, such as historic weakness in corporate governance, higher corporate and dividend income tax and the lack of attention paid to minority shareholder rights on KRX. The MSCI Korea Index trades on one of the lowest price-to-earnings (P/E) ratios and price-to-book value (P/B) multiples among large emerging markets. Its 10-year average P/E is 12.8x and P/B is 1.1x. This compares with 13.9x P/E and 1.6x P/B for the MSCI Emerging Markets index. The parties believe that upon successful consummation of the business combination, being publicly traded on NASDAQ should effectively narrow the valuation gap of GRT’s fair value and its discounted price on KRX. The parties discussed the terms of the transaction consideration and ultimately concluded that the total consideration provided to or for the benefit of the Company or the Company shareholders (excluding any convertible debt or other new equity financing into GFT), as applicable, in the Acquisition (the “Transaction Consideration”) would be based on a total equity value of GRT from $650 to $750 million, subject to further due diligence on GRT by Flag Ship and negotiation between Flag Ship and GRT. The valuation range of GRT was based on Flag Ship’s request of a 30% discount on the fair valuation and further negotiation between GRT and Flag Ship. The 30% discount is believed by the parties to align with valuation metrics of U.S. and China equity markets, considering the historical valuation measured by forward price-to-earnings ratio of approximately 16.9x and 11.5x for U.S. and China, respectively. The parties supplemented the lock-up term, ultimately resulting in all shares (other than those to be held by public shareholders) being issued in the transaction would be subject to the same lock up terms as Flag Ship’s sponsor. The parties then made modifications to the non-compete term. The significant shareholders of GRT were removed and replaced with senior management of GRT (CEO, CFO, CTO), and the final conclusion was drawn that senior management of GRT (CEO, CFO, CTO) would enter into a non-competition and non-solicitation agreement that is customary under applicable Chinese law.

On July 22, 2024, Flag Ship sent the draft of LOI to Mr. Wong for him to forward to GRT’s management. Flag Ship’s management believed that a roughly 30% discount should apply in connection with the valuation analysis proposed by GRT. After thorough discussion, both parties agreed that applying the discount provides a better margin of safety in response to uncertain market conditions. As a result, in the LOI, Flag Ship proposed a valuation of GRT based on a total pre-money enterprise value of $650 million to $750 million. The draft LOI also included a request that two of five directors of the post-merger company should be nominated by Flag Ship, audited financial statements of GRT should be completed by September 15, 2024, significant shareholders should be subjected to non-competition and non-solicitation covenants for a period of 4 years after the closing of the merger, that a number of shares issuable in the transaction equal to 5% of the consideration would be deposited in escrow at the Closing, and that GRT’s representations and warranties in the Merger Agreement survive for a period of 24 months after the Closing.

Thereafter, during the period from July 22, 2024 to July 25, 2024, Flag Ship had multiple calls with Mr. Wong, who assisted Flag Ship in its negotiation of the LOI with Dao Capital and GRT regarding valuation, board composition after the business combination, escrow for indemnification and other issues. GRT and its financial adviser and legal counsel discussed who within GRT should be subject to the lock-up term, Flag Ship in its draft LOI requested that all shares (other than those to be held by public shareholders) being issued in the transaction would be subject to the same lock up terms as the SPAC Sponsor. GRT would not accept such restrictions, as some of GRT’s shareholders are institutions which would not agree to the proposed lock-up terms, so GRT instructed Miller Canfield to revise the LOI to remove from its scope the significant shareholders of GRT and replace it with senior management of GRT (CEO, CFO, CTO), such that only the senior management of GRT (CEO, CFO, CTO) would enter into a lock-up and non-competition and non-solicitation agreement which is customary under applicable Chinese law. Further, in response to Flag Ship’s proposal to nominate two persons to board seats in the combined company, GRT only agreed that Flag Ship would have the right to nominate one (1) director to the board of the combined company. On July 25, 2024, Miller Canfield (“Miller”), counsel to GRT, circulated a revised letter of intent to the parties for further discussion.

On July 26, 2024, a conference call was held to discuss the LOI. Yawu Jiang of GRT, Catherine Huang of Dao Capital, Miller Canfield, Mike Wong of Leading Edge, Matthew Chen of Flag Ship, and Becker joined the call. Both parties agreed upon the valuation range of $650 million to $750 million proposed by Flag Ship, however, as this valuation range was substantially lower than the analysis of GRT, both parties agreed to further negotiate the valuation once further due diligence and analysis was conducted in the future. Both parties also agreed that one of five members of the post-closing company board of would be nominated by Flag Ship; to remove the provision for an escrow of share and the survival of GRT’s representations and warranties after the closing. Miller Canfield further revised the LOI based on the discussion after the group conference call. GRT executed the LOI and Flag Ship countersigned the LOI on the same date.

During that same period, Flag Ship also had a number of internal calls among its management and board members to discuss the proposed transaction with GRT. Throughout these negotiations, Flag Ship management would report to its board of directors on the status of such discussions.

On July 30, 2024, Flag Ship and Becker communicated with GRT and Miller to discuss the potential deal structure and logistics of conducting due diligence.

On July 31, 2024, GRT established a data room and granted Flag Ship and Becker access to its data room, where GRT’s summarized financial information, legal documents, material agreements. On the same day, Becker started the legal due diligence on GRT and its business operations. Flag Ship also started its due diligence review on GRT. At the same time, GRT and its advisor also conducted due diligence on Flag Ship by reviewing Flag Ship’s public disclosure and held interviews with Flag Ship management.

From July 31, 2024 to August 8, 2024, Flag Ship and GRT, as well as their U.S. counsels, Dentons Hong Kong, counsel to GRT, exchanged a series of emails and had several conference calls, to discuss the deal structure, status of GRT’s financial report, timeline of the business combination and the drafting of the Merger Agreement.

Miller Canfield proposed the deal structure to Flag Ship and its advisors, pursuant to which GRT would acquire Flag Ship pursuant to a merger of Flag Ship with and into a newly formed subsidiary of GRT, with Flag Ship’s shareholders receiving GRT stock and GRT listing shares on the Nasdaq Stock Market. The representatives of GRT conveyed GRT’s belief that the proposed structure had several advantages, including tax advantages to some GRT stockholders since they would retain their GRT stock. Further, the structure would overcome the obstacle that under the Hong Kong law, the vertical merger between a Hong Kong company such as GRT and a Cayman company such as Flag Ship is not permitted, therefore, setting up GRT Merger Sub by GRT in the Cayman Islands and having Flag Ship merge with and into GRT Merger Sub was a desirable transaction structure. In addition, this deal structure would not adversely impact GRT’s Korean listing and trading status. On August 8, 2024, Miller circulated an initial draft of the Merger Agreement.

On July 29, 2024, Flag Ship engaged the DeHeHeng Law Firm, a PRC-licensed law firm, (“DHH”) to conduct legal due diligence regarding PRC law issues relating to GRT and its business. Attorneys at DHH then were granted access to GRT’s data room to review documents.

From July 31 to August 2, 2024, lawyers from DHH, Chinese counsel for Flag Ship, conducted an on-site due diligence review at GRT’s office in Wuxi, China, which included but was not limited to (i) reviewing corporate documents, operations, financial information, business plans, and other material agreements, (ii) conducting interviews of GRT’s management team, and (iii) visited GRT’s manufacturing lines to gain a better understanding of GRT’s operations. Attorneys from DHH reviewed the industrial and commercial archives of the company, certificates of the assets, credit reports, material agreements, and other related documents.

GRT also provided additional materials requested by Flag Ship’s team, DHH and Becker, and addressed the questions generated from these parties in the following days. Flag Ship had a series of internal discussions and also had several conference calls with GRT management regarding issues identified in the due diligence and the proposed merger. On August 9, 2024, DHH provided a preliminary legal due diligence report to Flag Ship. Based on comments from Flag Ship, DHH conducted further diligence and provided an updated legal due diligence report to Flag Ship on September 3, 2024. On October 18, 2024, DHH delivered final legal due diligence report to Flag Ship.

On August 6, 2024, Miller Canfield provided Becker with the initial draft of the Merger Agreement for its consideration. Becker provided Miller Canfield with its initial comments to the Merger Agreement on August 13, 2024. The material terms of the Merger Agreement included, among other things, representation and warranties of Flag Ship, GRT Merger Sub and GRT, covenants of Flag Ship, GRT Merger Sub and Flag Ship, closing condition, an outside closing date, provisions addressing the payment of certain expenses and a net tangible asset closing condition. Subsequently, the parties exchanged numerous revised versions and modifications of the Merger Agreement, including the proposed issuance of American depositary receipts, instead of the issuance of ordinary shares of GRT, which were listed for trading in Korea and such Korean listing status should not be impacted while listing GRT’s securities on Nasdaq, and to best address regulatory compliance considerations arising under the laws of Korea and Hong Kong. For this purpose, the reverse triangular merger structure was adopted where Flag Ship would merge into the GRT Merger Sub and GRT shall serve as the listing entity. In addition, the parties addressed the following matters in their modifications of the Merger Agreement and related negotiations: (i) tax considerations, (ii) director nominees to serve on the board of the combined company, (iii) executives to be subject to non-competition agreements, and (iv) the terms of lock-up agreements to be applicable to certain shareholders of GRT.

On August 8, 2024, Flag Ship engaged Crowe China Beijing Office (“Crowe”) to support the due diligence process as an independent financial consultant, to provide third-party financial and business due diligence services to the board of directors of Flag Ship in connection with the proposed merger with GRT. Crowe did not perform any valuation analyses with respect to GRT; rather it was engaged to review GRT’s financial and business information and present its findings thereon to Flag Ship. This external due diligence from Crowe further bolstered Flag Ship’s board’s confidence in their comprehensive review and the subsequent decisions regarding the business combination. To begin their due diligence, Crowe sent a due diligence list requesting certain financial information for its analysis, including the financial statements, trial balance sheet, draft audit report, income tax final settlement report, and other related materials. From August 12, 2024, to August 16, 2024, Crowe conducted an on-site financial due diligence review of the materials and information provided by GRT. Crowe’s work consisted of reviewing (i) GRT and its business; (ii) GRT’s financial statements and material accounts, and (iii) GRT’s material financial results of operations and assets and liabilities, such as revenue, account receivables, accounts payable, and research and development expenses of GRT and its affiliated companies, and (iv) GRT’s intellectual property holdings. On August 29, 2024, Crowe presented the results of its due diligence review to Flag Ship, which was solely factual in its scope, and which did not raise any negative issues relating to GRT’s financial statements. A fee of $28,000 was paid to Crowe in consideration of the services it rendered to Flag Ship.

On August 8, 2024, Flag Ship retained HRA Capital LLC (“HRA”), an independent financial advisory firm, to provide a valuation analysis of the equity value of GRT and its opinion of the fairness of the transaction to Flag Ship’s shareholders for use by the board of directors of Flag Ship in evaluating the proposed merger with GRT. Flag Ship’s board of directors decided to obtain a valuation analysis and a fairness opinion based on their determination that it was prudent and in the best interests of Flag Ship and its shareholders to engage an independent valuation consultant with relevant experience to provide a professional opinion as to the equity value of GRT and whether the transaction terms would be fair to all shareholders of Flag Ship. For this purpose, Flag Ship’s board of directors engaged HRA to provide its independent expert view of the equity valuation of GRT and the fairness of the transaction to Flag Ship’s shareholders from a financial point of view.

From August 15, 2024 to September 7, 2024, Flag Ship provided information about GRT to HRA for its further analysis and had several discussions with HRA to discuss the suitable comparable companies and the valuation modeling.

On August 16, 2024, Flag Ship retained Hugill & IP (“HIP”) a Hong Kong law firm to conduct due diligence on GRT in Hong Kong, and review the business combination agreement regarding Hong Kong law. On August 23, 2024, HIP submitted its due diligence report regarding GRT legal status in Hong Kong to Flag Ship.

On August 13, 2024, Miller Canfield circulated ancillary agreements to Flag Ship and Becker, including a proposed lockup agreement and support agreement to be entered into by certain shareholders of GRT. On the same day, Miller circulated GRT’s disclosure schedule for Flag Ship and Becker to review. On August 15, 2024, Miller Canfield circulated additional ancillary agreements for Flag Ship and Becker to review.

During the period from August 8, 2024 to August 14, 2024, all parties held multiple discussions on issues surrounding the proposed transaction, including confirming deal structure proposed by Miller Canfield, evaluating the tax aspects of the proposed transaction, the timeline for preparing a registration statement and proxy statement on Form F-4, applying to list on the Nasdaq Capital Market upon the closing of the merger, conducting due diligence, preparing and submitting required filings for the approvals from Korean shareholders and the Korean exchange, and preparation of the notice to be filed with the China Securities Regulatory Commission (“CSRC”) within three (3) days of the execution of the merger agreement. During these discussions, participants were Yawu Jiang of GRT, Catherine Huang and Nathan Cai of Dao Capital, Miller Canfield, Becker, DeHeHeng PRC-licensed law firm, Linda Ngan of Dentons Hong Kong, H.K. counsel to GRT, and Lianshu Huang of Kim & Chang, Korean counsel of GRT. All the parties participated in online meetings and exchanged multiple emails.

During the same period, Flag Ship’s and GRT’s management team and their respective advisors held many calls to negotiate the terms of various transaction documents, including: (i) the definitive Merger Agreement, (ii) the Disclosure Letters, (iii) the Lock-up Agreements, (v) the Sponsor Voting Agreement, and (vi) other ancillary agreements. During those negotiations, GRT proposed to slightly raise the valuation from $650 million to $750 million to $808.5 million in order to gain more support from its institutional shareholders, which believed that GRT was significantly undervalued on the KOSDAQ market. According to the benchmarks from comparable listed companies, the management team calculated the applied reference range multiples of (i) 2.0x to 3.0x for GRT’s LTM Revenues, (ii) 11.0x to 15.0x for LTM EBITDA, (iii) 17.5x to 22.5x for LTM Operating Profit, (iv) 17.5x to 22.5x for LTM Net Income and (v) 2.0x to 3.0x for M&A LTM Revenue Multiples. Please refer to Comparable Company Analysis for a detailed calculation process. Based on these factors, the management team of GRT believed the market value of GRT should be at least $1,015.15 million. As pointed out by the shareholders, GFT’s revenue growth has been trending higher than the comparable companies’ growth rate. We also noted a visible trend that product mix optimization in the lithium battery, photovoltaics and printed circuit boards (PCBs) businesses continue to deliver strong results. Increasing exposure to high value-added industries should also support earnings growth and multiple expansion that can subsequently lift GRT’s valuation. After the management of GRT discussed the potential merger with Flag Ship with some institutional shareholders of GRT, such shareholders supported raising the valuation for GRT. After conducting additional research and analysis, it was determined that the share exchange ratio between Flag Ship and GRT could only be set as 1:1 as the Korea Security Deposit only allows the issuance of ADRs at a 1:1 ratio or in integer multiples. Though the management team of GRT believed the market value should be at least $1,015.15 million, in order to facilitate the merger and comply with KSD’s requirements concerning the ADR issuance ratio, the GRT management team ultimately made concessions on the valuation. As GRT had 67,375,000 shares outstanding, the valuation of GRT would be $670,375,000, assuming a share price of $10.00 per share. Subsequently, the board of GRT resolved to pay a stock dividend of 2 shares for each 10 shares to GRT shareholders, resulting in the issuance of an additional 13,475,000 ordinary shares which was calculated as 0.2 times 67,375,000 shares. As result of this share dividend payment, GRT has 80,850,000 shares outstanding and the valuation of GRT was calculated as $808.5 million, assuming a share price of $10.00 per share. Following discussions between both parties and Flag Ship’s consultations with HRA, Flag Ship considered $808.5 million to be a reasonable valuation. Therefore, the final post-merger market value of GRT was set at $808.5 million. GRT also requested that Flag Ship assist in raising $10 million in the form of an equity investment for GRT in connection with the Merger.

On August 16, 2024, Becker and Miller conducted a conference call to discuss the deal structure and its related tax issues.

On August 20, 2024, Flag Ship retained Ogier as its Cayman counsel to advise Flag Ship regarding issues under Cayman law.

From August 16, 2024 to August 20, 2024, Becker provided to GRT and its legal counsel a revised draft of the Merger Agreement, and revised drafts of the ancillary agreements for review and discussion. Key topics identified at this juncture included: (i) the merger structure, (ii) the mechanics for addressing the issuance of the merger consideration to the shareholders of Flag Ship, (iii) the representations, warranties and covenants of the parties as set forth in the Merger Agreement, (iv) director nominees to serve on the board of the combined company, (v) issues relating to expenses of the parties during the interim period from execution of the Merger Agreement to closing, and (vi) the terms of the lockup agreement applicable to the GRT shareholders. Subsequently, Flag Ship, GRT, and their legal teams had several conference calls, and email exchanges discussing and revising the Merger Agreement and the ancillary agreements.

On August 19, 2024, due to Leading Edge’s important role and continued efforts, Flag Ship officially retained Leading Edge as its advisor to the business combination transaction with GRT.

From August 21, 2024 to September 3, 2024, Nathan Cai of Dao Capital provided several rounds of supplemental diligence documents of GRT based on the requests from Becker.

On August 23, 2024, HIP provided a diligence report on GRT from Hong Kong law perspective. On August 28, 2024, Becker circulated further comments to GRT’s disclosure schedule.

On August 29, 2024, Ogier provided Becker with comments on the Merger Agreement. On the same day, Becker received comments from Appleby, Cayman counsel of GRT.

From and after August 28, 2024 and through October 16, 2024, the parties and their advisors prepared and continuously updated a signing checklist for the execution of the Merger Agreement as well as exchanged additional drafts of the Merger Agreement and ancillary transaction documents to reflect discussions related business and legal aspects of the Merger Agreement, including issues surrounding the proposed deal structure, SEC registration, proxy statements, Nasdaq listing and the valuation analysis and fairness opinion. Multiple iterations of the Merger Agreement and the ancillary documents were exchanged by the parties and their legal advisors during this time period. Key topics included: (i) the merger structure, (ii) the post-completion capitalization table, (iii) the terms and conditions of the Merger Agreement, (iv) director nominees to serve on the board of the combined company, (v) issues relating to expenses of the parties during the interim period from execution of the Merger Agreement to closing, (vi) covenants and conditions relating to the recently published Trial Measures by the CSRC, (vii) the inclusion of a minimum cash closing condition, and (viii) public disclosure on the Korean market and shareholders’ approval for GRT. During the same period, Becker commented and revised the disclosure letter of GRT and requested further diligence documents from GRT in order to finalize the due diligence on GRT. GRT and Dao Capital provided further due diligence information as requested to satisfy the due diligence requirements.

On September 9, 2024, Appleby, Cayman counsel to GRT, made modifications and supplements to the Merger Agreement, adding the following terms: (i)immediately following Closing, GRT shall cause special resolutions of the Surviving Company in the form agreed by GRT and Flag Ship and as may be required by the Cayman Companies Act, approving the change of name of the Surviving Company to “GFT Cayman Limited” and the adoption of the amended and restated memorandum and articles of association of the Surviving Company in the form agreed by GRT and Flag Ship, to be executed and filed with the Cayman Registrar. On the same day, Miller Canfield added that as of the Closing Date, Flag Ship’s trust account should have a minimum balance of ten million United States Dollars ($10 million) as one of the closing conditions.

Based on these negotiations, the parties agreed to retain the merger structure as GRT’s securities were listed for trading in Korea it was viewed as appropriate to address compliance with Korean and Hong Kong laws. Further, due to these considerations, Flag Ship also agreed to have one nominee appointed to the board of the combined company. The parties also reach mutually acceptable outcomes with respect to the specific representations, warranties and covenants set forth in the Merger Agreement and concurred that the lockup agreements applicable to both parties should be on substantially similar terms.

With respect to the inclusion of a minimum cash closing condition that was requested by GRT during this time period, representatives of GRT, Flag Ship, Miller Canfield and Becker held discussions and exchange correspondence concerning the risks and benefits of such a condition. During this exchange, Flag Ship agreed to participate in raising $10 million in the form of an equity investment for GRT in connection with the merger. Flag Ship suggested, and the parties ultimately agreed, that Flag Ship assist GRT in raising capital in form of equity, debt or a structured financing, based on market conditions. As a result of such discussions, a closing condition that there be at least $10,000,000 in available liquidity upon the Closing of the Merger was added to the Merger Agreement in lieu of a condition requiring a minimum cash balance of Flag Ship’s trust account.

From October 16, 2024 to October 18, 2024, the parties exchanged additional emails and draft agreements in an effort to finalize the Merger Agreement, the ancillary agreements, the press release and draft of the Current Report on Form 8-K filing in anticipation of the execution of the Merger Agreement. During this period, there were several discussions and negotiations regarding the Merger Agreement, as follows: (i) the documents filed, executed and/or delivered pursuant to a potential PIPE investment or other arrangement contemplated in the defined term “Available Liquidity,” would not be deemed Transaction Documents; (ii) after the Merger, the retention of seats on the board of directors of the post-merger company for Flag Ship was granted; and (iii) due to the significant undervaluation of GRT on the Korean Stock Exchange, combined with the valuation report provided by HRA, the parties confirmed their agreement on the valuation after the Merger.

On October 21, 2024, GRT held a Board meeting, with members of GRT management and representatives of Dao Capital, present. At the meeting, the members of the GRT Board reviewed their fiduciary obligations in connection with a business combination, reviewed the terms of the proposed transaction, and reviewed other alternatives that might be available to GRT. GRT’s management team reviewed with the Board the economic terms of the proposed Merger, including the cash of Flag Ship which would become an asset of the combined company in the Merger and the relative ownership of the shareholders of Flag Ship and GRT following the Merger, as well as the other potential advantages of transaction, including the potential for increased liquidity for shareholders, increased visibility in the United States and ability to access the U.S. market to raise capital. After discussion, the Board concluded, based on the information provided by management and its own analysis, that the transaction was fair, to the shareholders of GRT and approved the terms of the transaction. The Board authorized Yongnan Zhou, GRT’s Chairman to execute the final transaction documents.

On October 21, 2024, Flag Ship held a board meeting. Flag Ship management presented the board with the full Merger Agreement and its ancillary agreements to be executed immediately or at the closing of the merger, the legal due diligence report from DHH regarding GRT’s Chinese operations, the legal due diligence report from HIP regarding GRT’s Hong Kong holding company, the financial due diligence report from Crowe, and the fairness opinion from HRA. Flag Ship’s board of directors approved the transaction and authorized Flag Ship’s management to enter into the definitive agreement with GRT and certain other parties for the purpose of consummating a business combination.

On October 21, 2024, Flag Ship, GRT and Merger Sub entered into the definitive Merger Agreement.

On October 22, 2024, Flag Ship and GRT each released press releases announcing the execution of the definitive Merger Agreement (the “Original Merger Agreement.”).

During the period from October 23, 2024 to March 10, 2025, GRT and its Chinese counsel and Korea counsel were diligently working with the CSRC and Korea security regulatory authorities, including KOSDAQ, by submitting the application for the authority to approve listing GRT securities at NASDAQ. One of the conditions to the issuance of the required KOSDAQ consent is that the GRT securities, payable in American Depositary Receipts (ADS), to be listed on KOSDAQ be placed under the custody of the Korea Securities Depository (“KDS”) upon their issuance., however, after almost 6 months, KDS determined that its governing rules did not permit KDS to accept custody of securities issued in exchange for securities not originally acquired for cash, as would be the case of a portion of Great Rich Shares represented by GRT ADSs to be issued to the Sponsor and other insiders in the De-SPAC Merger (the “Adverse KSD Determination”). By reason of the Adverse KSD Determination, on March 13, 2025 Flag Ship gave notice to GRT of its intent to terminate the Original Merger Agreement unless the De-SPAC Merger was restructured to permit it to take place on equivalent terms of beneficial ownership, insofar as the participation of the Flagship shareholders in the GRT businesses was concerned, but without running counter to the rules of the KDS. The Chairman of GRT, Mr. Yongnan Zhou, after discussing with the Board of Directors of GRT decided to withdraw its application from the Korea securities regulatory authority. On about March 26, 2025, GRT withdrew its application from the Korea securities regulatory authority, and instead, Mr. Yongnan Zhou, sought alternatives for listing on NASDAQ. Being advised by Dao Capital, Mr. Yongnan Zhou decided to restructure his ownership in GRT. Mr. Yongnan Zhou owns 38.78% shares in GRT, and his own wholly owned subsidiary, Xinruixiang Holding Limited, a Hong Kong holding company, owns 12.02% in GRT. Collectively, Mr. Zhou ultimately owns 50.8% of GRT shares. Through the counsel of Dentons Hong Kong and Appleby, Mr. Zhou and his son-in-law, Mr. Wang Hou-Hsun eventually set up the following holding structure: Mr. Wang Hou-Hsun set up Genesis River Technology Limited, a British Virgin Islands company, and Mr. Yongnan Zhou set up InnoValley Holding Limited, an exempted company incorporated under the laws of the Cayman Islands. Genesis River Technology Limited and InnoValley Holding Limited then incorporated Great Future Technology Inc., the applicant registrant of this registration statement. Thereafter, GFT purchased the shares owned by Mr. Yongnan Zhou in Xinruixiang Holding Limited. Meanwhile GFT established GFT Merger Sub Limited, another exempted company incorporated under the laws of the Cayman Islands. After Mr. Yongnan Zhou completed the restructuring of his ownership in GRT, Mr. Yongnan Zhou and Xinruixiang Holding Limited entered into that (i) Management Agreement dated April 10, 2025; and (ii) Share Charge dated April 10, 2025 pursuant to which Xinruixiang Holding Limited obtained the control over the voting rights that Mr. Zhou can exercise over his shares in GRT; thus, Xinruixiang Holding Limited can exercise 50.8% of the voting rights over affairs of GRT.

In late March 2025, Miller Canfield started to revise the Merger Agreement. Other than reflecting the changes resulting from Mr. Zhou’s restructure work, GFT also agreed to waive the $10 million liquidity requirement set forth in the original Merger Agreement. On April 18, 2025, Flag Ship, GFT and GFT Merger Sub Limited entered into the new Merger Agreement (“New Merger Agreement”). The New Merger Agreement mirrored the Original Merger Agreement except that (i) instead of issue ordinary shares by GRT payable in American depositary rights, GFT will issue new Class A Ordinary Shares to the shareholders of Flag Ship; and (ii) the parties deleted the liquidity requirement of $10 million as a closing condition.

On April 18, 2025, Flag Ship held a board meeting. Flag Ship management presented the board with the full Merger Agreement and its ancillary agreements to be executed immediately or at the closing of the merger, and Confirmation Letter from the HRA to confirm the valuation of GFT was fair. Flag Ship’s board of directors approved the transaction and authorized Flag Ship’s management to enter into the definitive agreement with GRT and certain other parties for the purpose of consummating a business combination. At the same time, Flag Ship’s board of directors approved the termination of the Merger Agreement and its ancillary agreements with GRT.

On April 22, 2025, Flag Ship filed Form 8-K to report the change of the deal structure with GRT, including the termination of the Merger Agreement with GRT and the Merger Sub and entry into the Merger Agreement with GFT and the Merger Sub.

Basis for Flag Ship Board of Directors’ Recommendation — Valuation Analysis and Fairness Opinion

In addition to the foregoing factors, the board of directors of Flag Ship also considered the fairness opinion and supporting analysis provided by an independent valuation consultancy, HRA. HRA performed various valuation and financial analyses, including guideline public company analyses and comparable transactions analyses.

Pursuant to the Engagement Letter signed by Flag Ship on August 10, 2024, Flag Ship retained HRA to provide a fairness opinion to the board of directors of Flag Ship in connection with the proposed merger with GRT. Subsequently, Flag Ship provided HRA with information of GRT for HRA to conduct its valuation of GRT.

Fairness Opinion of HRA Capital

Introduction

On October 21, 2024, HRA rendered its Fairness Opinion to the Flag Ship Board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by HRA, including the redemption rights of the Public Shareholders at the current redemption price, as set forth in the Fairness Opinion, the Merger, including the consideration to be paid by Flag Ship pursuant to the Agreement and Plan of Merger, was fair to the Public Shareholders from a financial point of view.

On April 18, 2025, HRA confirmed that it had reviewed the revisions to the structure of the transaction. In their assessment, these revisions were made solely to address regulatory considerations and did not relate to the substance of the transaction that was addressed in the Fairness Opinion. Therefore, these revisions had no effect on the fairness of the transaction to the Public Shareholders from a financial point of view and the Fairness Opinion continues to be valid in connection with the merger with GFT, which is a holding company of GRT.

Flag Ship retained HRA to render the fairness opinion on the Merger. HRA, as part of its valuation advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Flag Ship selected HRA in connection with the Merger on the basis of HRA’s experience in similar transactions and its reputation in the investment community.

The full text of HRA’s written Fairness Opinion to the Flag Ship Board, dated October 21, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by HRA in rendering its opinion, is attached to this proxy statement/prospectus as Appendix [   ] and is incorporated herein by reference to the full text of the opinion. The foregoing summary of HRA’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read HRA’s opinion and the summary of HRA’s opinion below carefully and in their entirety. HRA’s opinion was for the benefit of the Flag Ship Board and addressed only the fairness from a financial point of view of the Merger pursuant to the Agreement and Plan of Merger, as of the date of the opinion and did not address any other aspects or implications of the Merger. HRA’s opinion does not indicate that the consideration paid is the best possible attainable under any circumstances. HRA’s opinion was not intended to, and does not, constitute an opinion or recommendation as to how the shareholders of Great Rich Technologies Limited (“GRT”) or the shareholders of Flag Ship should vote at any shareholders’ meeting, to be held in connection with the Merger.

For purposes of rendering the Fairness Opinion, HRA, among other things:

●	reviewed the following documents:

●	Flag Ship’s filings with the SEC, including its audited financial statements for the fiscal years ended December 31, 2022 and 2023 and its unaudited financial statements included in its Form 10-Q for the quarter ended June 30, 2024;

●	GRT’s audited financial statements for the years ended June 30, 2022, 2023 and 2024;

●	GRT presentation relating to the history and current operations of GRT prepared by management of GRT;

●	execution copies of the Agreement of Plan and Merger; and

●	certain publicly available business and financial information that HRA Capital deemed to be generally relevant concerning GRT and the industry in which GRT operates;

●	reviewed GRT’s and Flag Ship’s capital structure furnished to HRA by the management of Flag Ship both on a standalone basis pre-transaction and on a pro forma basis giving effect to the proposed Merger;

●	discussed the information referred to above and the background and other elements of the proposed Merger with the management teams of each of Flag Ship and GRT;

●	reviewed the historical trading price and trading volume of the publicly traded securities of Flag Ship and certain companies that HRA deemed relevant; and

●	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of selected public companies that HRA deemed relevant and an analysis of selected transactions that HRA deemed relevant.

HRA did not receive any financial forecasts or projected financial information in connection with the services rendered to Flag Ship.

In preparing the Fairness Opinion, HRA has assumed and relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Flag Ship and GRT management, and did not independently verify such information. HRA has also assumed that (i) any estimates and evaluations furnished to HRA were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and HRA expresses no opinion with respect to the underlying assumptions; (ii) information supplied and representations made by Flag Ship’s and GRT’s management regarding GRT and the proposed Merger are accurate in all material respects; (iii) the representations and warranties made in the Merger Agreement by each party thereto are accurate in all material respects and that the Merger Agreement represents the legal, valid and binding agreement of the parties thereto, enforceable in accordance with its terms; (iv) the final versions of all documents HRA reviewed in draft form conform in all material respects to the drafts reviewed; (v) there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Flag Ship or GRT since the date of its most recent financial statements, and that there is no information or facts that would make the information HRA reviewed incomplete or misleading; (vi) all conditions required to implement the proposed Merger will be satisfied and that the proposed Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and (vii) all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Merger will be obtained prior to the closing of the proposed Merger without any adverse effect on Flag Ship or GRT.

HRA’s opinion was necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of October 21, 2024, and HRA disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting HRA’s opinion which may come or be brought to HRA’s attention after October 21, 2024.

HRA’s opinion did not constitute a recommendation as to how any holder of securities should vote or act with respect to the Merger or any other matter. HRA’s opinion did not address the fairness of the Merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors, or other constituencies of Flag Ship or GRT.

HRA did not evaluate Flag Ship’s or GRT’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). HRA was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of Flag Ship or GRT, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, or (iii) advise the Flag Ship Board or any other party with respect to alternatives to the Merger or with respect to any other matter except as specifically set forth in the Fairness Opinion.

HRA did not express any opinion as to the market price or value of Flag Ship’s ordinary shares (or anything else) after the announcement or the consummation of the Merger. HRA’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, analysis of Flag Ship’s or GRT’s credit worthiness, tax advice, or accounting advice. HRA did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter. HRA also expressed no opinion regarding the amount or nature of any compensation or equity arrangement to be given to Flag Ship officers, directors or employees or other stakeholders in connection with the merger relative to the merger consideration in the merger.

HRA’s opinion was furnished for Flag Ship’s use and benefit in connection with Flag Ship’s consideration of the Merger and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without HRA’s prior written consent. HRA’s opinion (i) did not address the merits of the Flag Ship Board’s business decision to enter into the Merger versus any alternative strategy or transaction; (ii) is not a recommendation as to how the Flag Ship Board or any shareholder should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction, (iii) did not address the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Merger or otherwise, except as expressly addressed in the opinion, (iv) did not address the tax or legal consequences of the merger to the Public Shareholders or any other party, and (v) did not indicate that the consideration paid is the best possibly attainable under any circumstances; instead, it merely stated whether the consideration in the Merger is fair, from a financial point of view, to the Public Shareholders, based on the redemption price on October 21, 2024. The decision as to whether to proceed with the Merger or any other transaction may depend on an assessment of factors unrelated to the financial analysis on which HRA’s opinion was based. HRA’s opinion should not be construed as creating any fiduciary duty on HRA’s part to any party.

The following is a summary of the material financial analyses presented by HRA to the Flag Ship Board at its meeting held on October 21, 2024, prior to its delivery of the Fairness Opinion, and re-confirmed by HRA to the Flag Ship Board at its meeting held on April 18, 2025.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand HRA’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of HRA’s analyses.

In rendering its opinion, HRA employed several financial analyses and no one method of analysis should be regarded as critical to the overall conclusion reached in the Fairness Opinion. Each analytical technique has its own inherent strengths and weaknesses, and the nature of the available information may further affect the value of any particular technique. Each of the analyses conducted was carried out to provide a particular perspective on the merger consideration. HRA did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the merger consideration. HRA did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion.

Summary of Financial Analyses

Overview

In assessing whether the Merger is fair from a financial point of view to the Public Shareholders, HRA compared the value that would be relinquished by Flag Ship’s Public Shareholders with an estimated range of value for the post-Merger equity that would be received by the Public Shareholders. After considering the primary approaches that are traditionally used to appraise a business, as well as commonly used techniques and methods available under each approach, HRA decided to rely on multiple methodologies, based upon all available information about GRT provided by management of Flag Ship and management of GRT and publicly available information regarding the advanced coatings related industries and the companies operating in it, in estimating the value range.

HRA identified public and private companies it deemed to be comparable to GRT and analyzed the valuation metrics for those companies based on valuation metrics determined by recent capital raises, mergers and acquisitions and public company valuations. Based on the publicly available information regarding the advanced coatings related industries and the companies operating in it, and information about GRT provided by management of Flag Ship and management of GRT, HRA Capital developed an independent estimate of GRT’s enterprise value in the context of the merger.

Comparable Company Analysis

HRA relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to GRT following a Merger with Flag Ship. The relative valuation analysis was based on selected publicly traded companies in similar sectors. The selected companies were chosen because they were determined to be the most relevant (but, for the avoidance of doubt, each of the selected companies is not necessarily a direct competitor of GRT). These companies may share certain characteristics that are similar to those of GRT, but no company was a direct comparable to GRT. HRA notes that this is common practice in the professional valuation industry and is considered a generally accepted valuation methodology, since exactly comparable public companies can rarely be identified.

Selected Publicly Traded Companies Analysis.

HRA reviewed financial and stock market information of a selected group of publicly traded companies whose operations HRA believed, based on its experience and professional judgement, to be generally comparable to GRT for the purposes of its financial analysis. HRA compared four metrics among these companies: the latest twelve months (“LTM”) of Revenue, EBITDA, Operating Profit and Net Income. HRA selected the following comparable companies: AGC, Avery Dennison, Clariant, Coherent, Covestro AG, Evonik, Huntsman Corporation, Kolon Industries, Materion Corporation, Nitto Denko, Samsung SDI, SKC, Sumitomo Industries, Toray Industries and Ube Corporation. In making its overall assessment of the selected comparable companies, HRA considered all factors that it deemed relevant to making its determinations including, among others, size and geographic scope. Each of these companies were also selected because they either operate exclusively in the advanced coatings industry or have significant segments that do.

Estimates below focus on the ratios of Total Enterprise Value to Revenues, EBITDA and Operating Profit for the twelve months ended June 30, 2024 and ratios of Total Equity Market Capitalization to Net Income for the same period.

HRA reviewed the Total Enterprise Value of each of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on October 21, 2024, plus, as of the relevant company’s most recently reported quarter end (with pro forma adjustments for any publicly announced corporate actions following the most recent reporting quarter), preferred stock, net debt, including convertible debt, and, where applicable, book value of non-controlling interests) as a multiple of LTM Revenues, LTM Operating Profit and LTM EBITDA and their Stock Price to Earnings Per Share (or Total Equity Market Capitalization as a multiple of Net Income) for the year ended June 30, 2024. Financial data for the selected companies was based on public filings and other publicly available information as of October 21, 2024.

						3-Year
	Enterprise Value to LTM:			Stock Price to EPS:		Revenue
	Revenues	Operating Profit	EBITDA	2024	2025	Growth Rate
Asahi Glass	0.8	12.9	5.0	15.4	13.3	5.5%
Avery Dennison Corporation	2.4	19.0	14.8	23.1	21.0	0.9%
Clariant	1.3	22.7	11.5	18.4	12.9	0.1%
Coherent	3.8	146.6	26.4	54.6	26.3	14.8%
Covestro AG	1.0	115.4	14.2	10.2	12.4	-3.3%
Evonik	0.8	15.5	5.8	21.8	16.4	0.6%
Huntsman Corporation	1.0	237.0	18.5	34.4	20.1	-8.7%
Kolon Industries	0.6	25.4	8.0	7.7	5.3	2.4%
Materion Corporation	1.6	18.3	12.8	18.4	14.2	1.8%
Nitto Denko	1.6	9.1	6.6	14.3	13.7	4.2%
Samsung SDI	1.3	20.4	8.8	11.0	12.7	18.8%
SKC	5.2	(28.0)	(51.5)	35.3	28.6	-23.8%
Sumitomo Chemical	0.8	(5.6)	(10.0)	27.9	18.6	-4.0%
Toray Industries	0.8	17.7	8.2	15.3	12.6	3.4%
Ube Industries	0.9	19.3	9.0	8.4	7.2	-11.2%

Mean	1.6	18.0	11.5	21.1	15.7	0.1%
Median	1.0	18.7	9.0	18.4	13.7	0.9%
High	5.2	25.4	26.4	54.6	28.6	18.8%
Low	0.6	9.1	5.0	7.7	5.3	-23.8%

In determining the ratio of the stock price to earnings per share of the selected companies for 2025, HRA generated such calculations based upon the arithmetic average of all of the estimates for 2025 published by equity research analysts for the relevant comparable companies.

Mean, Median, High and Low ratios of Enterprise Value to LTM Operating Profit exclude Coherent, Covestro, Huntsman, SKC and Sumitomo Chemical. Mean, Median, High and Low ratios of Enterprise Value to LTM EBITDA exclude SKC and Sumitomo Chemical.

In computing the Mean, Median, High and Low ratios of Enterprise Value to LTM Operating Profit we excluded Coherent, Covestro, Huntsman, SKC and Sumitomo Chemical because HRA deemed the numerical results as not useful in making its determinations. The computed ratios for Coherent, Covestro and Huntsman were each in excess of 115. The computed ratios for SKC and Sumitomo Chemical were negative. HRA, in its judgment, concluded that computing multiples of excessively high or negative numbers would yield meaningless results and would not be taken into consideration by investors in making an assessment as to the appropriate valuations. Therefore, excluding these values from its computations resulted in a better assessment of the appropriate ratios for making its determinations.

In computing the Mean, Median, High and Low ratios of Enterprise Value to LTM EBITDA, HRA excluded SKC and Sumitomo Chemical because the computed ratios were negative as they recorded negative EBITDA during the relevant period. HRA, in its judgment, concluded that computing multiples of these negative numbers would yield meaningless results and would not be taken into consideration by investors in making an assessment as to the appropriate valuations. Therefore, excluding these values from its computations resulted in a better assessment of the appropriate ratios for making its determinations.

In computing the Mean, Median, High and Low of the Three-Year Revenue Growth Rates, no companies were excluded.

HRA made an assessment, both quantitative and qualitative, of each of the selected comparable companies as well as Great Rich Technologies, including, among other factors, their growth rates, their profit margins, the nature of their operations in the advanced coatings industry, their size, the geographic scope of their operations, their market position, their product offerings and the end markets served, understanding that no two companies are identical with respect to these characteristics. HRA made an appreciation of these factors as well as the computed Mean, Median, High and Low ratios for the selected comparable companies to select and apply reference range multiples to the relevant financial metric for GRT of (i) 2.0x to 3.0x for LTM Revenues, (ii) 11.0x to 15.0x for LTM EBITDA, (iii) 17.5x to 22.5x for LTM Operating Profit and (iv) 17.5x to 22.5x for LTM Net Income. No individual multiple was determinative of the reference range. HRA noted that the reference range multiples lie within the ranges established by the High and Low ratios for the selected comparable companies in each instance.

Selected Precedent Transactions Analysis.

In performing this analysis, HRA reviewed implied transaction values of the selected transactions as a multiple, to the extent information was publicly available, of the relevant target’s LTM Revenues immediately preceding announcement of the relevant transaction. Financial data for the relevant transactions was based on publicly available information at the time of the announcement of the relevant transaction.

The results of this analysis and the transaction values of the selected precedent transactions are summarized in the following table:

Target Company	Geographic Scope	Acquiring Company	Date	Price to Revenues	Acquisition Price	Target Revenues
ArrMaz	North America, particularly in the United States, as well as South America, Asia, the Middle East, and Africa	Arkema	Jul-19	2.0	USD 570.0	USD 290.0
Ashland’s Performance Adhesives Business	Primarily North America	Arkema	Feb-22	4.6	1,650.0	360.0
DSM’s Resins & Functional Materials Business	Global	Covestro	Apr-21	1.6	1,776.0	1,110.0
Ennis-Flint	Global	PPG	Dec-20	1.9	1,150.0	600.0
PeroxyChem	Primarily North America, with additional facilities in Europe and Asia	Evonik	Feb-20	2.1	640.0	300.0
Sika’s European Industrial Coatings Business	Primarily Central Europe	Sherwin-Williams	Apr-22	1.9	222.0	119.9
Solvay’s Polyamide Business	Global	BASF	Jan-20	1.3	1,443.0	1,110.0
Titan Paints	Primarily Southern Europe and North Africa	AksoNobel	Mar-21	1.6	144.3	88.8

Mean				2.1
Median				1.9
Maximum				4.6
Minimum				1.3

Based on the foregoing analysis and using its professional judgment, HRA applied a reference range multiple of 2.0x to 3.0x for GRT’s LTM Revenues.

The management team of GRT recognized and adopted the reference range multiples provided by HRA. Based on the applied reference range multiples of (i) 2.0x to 3.0x for GRT’s LTM Revenues, (ii) 11.0x to 15.0x for LTM EBITDA, (iii) 17.5x to 22.5x for LTM Operating Profit, (iv) 17.5x to 22.5x for LTM Net Income and (v) 2.0x to 3.0x for M&A LTM Revenue Multiples, the management team of GRT calculated the company’s equity valuation based on the financial data as of June 30, 2024. No individual multiple was determinative of the reference range. HRA selected the indicated ranges for the reference multiples based upon its computed Mean, Median, High and Low ratios for the selected comparable companies and its assessment, both quantitative and qualitative, of those companies as well as Great Rich Technologies. HRA also considered that its selected reference range multiples lie within the ranges established by the High and Low ratios for the selected comparable companies in each instance.

As of June 30, 2024, the pertinent financial data for calculating Equity Value of GRT for the past 12 months are as follows.

in USD million
Revenue	633.13
Debt	381.50
Cash and equivalent	77.30
Long-term Equity Investment	8.55
Operating Profit	110.67
Net Income	82.87
CIT expense	16.02
Depreciation	48.49
Interest Expense	14.91
EBITDA	162.28

(i)	2.0x to 3.0x for GRT’s LTM Revenues

in USD million
Enterprise Value / LTM Revenue	Minimum(2.0x)	Medium(2.5x)	Maximum(3.0x)
Enterprise Value	1,266.26	1,582.82	1,899.38
Minus: Total Debt	381.50	381.50	381.50
Plus: Cash	77.30	77.30	77.30
Plus: Long-term Equity Investment	8.55	8.55	8.55
Equity Value	970.60	1,287.16	1,603.73

Considering a roughly 30% discount as mentioned before applied in connection with the valuation analysis, the equity value of GRT is between $679.42 million and $1.12261 billion.

(ii)	11.0x to 15.0x for LTM EBITDA

in USD million
EV / LTM EBITDA	Minimum(11.0x)	Medium(13.0x)	Maximum(15.0x)
Enterprise Value	1,785.11	2,109.68	2,434.25
Minus: Total Debt	381.50	381.50	381.50
Plus: Cash	77.30	77.30	77.30
Plus: Long-term Equity Investment	8.55	8.55	8.55
Equity Value	1,489.46	1,814.03	2,138.59

Considering a roughly 30% discount as mentioned before applied in connection with the valuation analysis, the equity value of GRT is between $1.04262 billion and $1.49701 billion.

(iii)	17.5x to 22.5x for LTM Operating Profit

in USD million
EV / LTM Operating Profit	Minimum(17.5x)	Medium(20.0x)	Maximum(22.5x)
Enterprise Value	1,936.75	2,213.43	2,490.10
Minus: Total Debt	381.50	381.50	381.50
Plus: Cash	77.30	77.30	77.30
Plus: Long-term Equity Investment	8.55	8.55	8.55
Equity Value	1,641.09	1,917.77	2,194.45

Considering a roughly 30% discount as mentioned before applied in connection with the valuation analysis, the equity value of GRT is between $1.14877 billion and $1.53611 billion.

(iv)	17.5x to 22.5x for LTM Net Income

in USD million	Minimum(17.5x)	Medium(20.0x)	Maximum(22.5x)
PE multiples	1,450.21	1,657.39	1,864.56

Considering a roughly 30% discount as mentioned before applied in connection with the valuation analysis, the equity value of GRT is between $1.01515 billion and $1.30519 billion.

(v)	2.0x to 3.0x for M&A LTM Revenue Multiples

in USD million	Minimum(2.0x)	Medium(2.5x)	Maximum(3.0x)
Equity Value	1,266.26	1,582.82	1,899.38

Considering a roughly 30% discount as mentioned before applied in connection with the valuation analysis, the equity value of GRT is between $886.38 million and $1.32957 billion.

Taking the median for the lowest and highest values of the above 5 calculation methods, the management team of GRT obtained that the final valuation range is between $1.01515 billion and $1.32957 billion.

Miscellaneous

This summary of the analyses is not a complete description of HRA’s opinion or the analyses underlying, and factors considered in connection with HRA’s opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying HRA Capital’s opinion. In arriving at its fairness determination, HRA considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, HRA made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in, or reviewed in connection with, the analyses described above is identical to Flag Ship, GRT or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

The consideration was determined through arms’ length negotiations between Flag Ship and GRT and was approved by the Flag Ship Board. HRA did not recommend any specific consideration to Flag Ship or the Flag Ship Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger.

HRA Capital was engaged by Flag Ship to prepare and deliver the Fairness Opinion, pursuant to the engagement letter between HRA and Flag Ship, dated as of August 8, 2024 (the “Engagement Letter”). As compensation for rendering the Fairness Opinion to the Flag Ship Board, HRA will receive a fee of $50,000. No portion of HRA’s fee is refundable or contingent upon the conclusion reached in the Fairness Opinion and the entire fee is payable regardless of whether or not the Merger is completed. Furthermore, the terms of the fee arrangements with HRA, which the Flag Ship Board believes are customary in transactions of this nature, were negotiated at arm’s length and unanimously approved by the Flag Ship Board.

HRA’s affiliates, employees, officers and partners may at any time own securities (long or short) of Flag Ship, or GRT. In the future, HRA may provide investment banking or other services to Flag Ship or its affiliates and may receive compensation for such services. HRA and its affiliates may, in the future, provide investment banking and other services to GRT (other than for the Merger). Notwithstanding the foregoing, HRA and its affiliates, employees, officers and partners do not have any present intention, nor is any arrangement presently contemplated, whereby HRA or any such person would provide investment banking or other services to Flag Ship, GRT or their respective affiliates.

Reasons for Flag Ship’s Board of Directors’ Approval of the Merger

Flag Ship was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. As described above, the Flag Ship board of directors sought to do so by using the networks and industry experience of both the Sponsor, the Flag Ship board of directors, and Flag Ship’s management to identify and acquire one or more businesses.

In evaluating the transaction with GFT, the Flag Ship board of directors consulted with its legal counsel and accounting and other advisors. In determining that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are in Flag Ship’s best interests, the Flag Ship board of directors considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the Flag Ship board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the Flag Ship board of directors considered in reaching its determination and supporting its decision. The Flag Ship board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by the Flag Ship board of directors. In addition, individual directors may have given different weight to different factors. The Flag Ship board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of Flag Ship’s reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

The members of the Flag Ship board of directors are well qualified to evaluate the Merger with GFT. The Flag Ship board of directors and management collectively have extensive transactional experience. In particular, in addition to its review of GFT’s equity value and the consideration to be paid in connection with the proposed Merger, the Flag Ship board of directors considered the following reasons or made the following determinations, as applicable:

●	GFT satisfies a number of acquisition criteria that Flag Ship had established to evaluate prospective business combination targets. The Flag Ship board of directors considered the business, history, prospects, credibility, and valuation of GFT and its affiliates, including (a) GFT’s well established market position in China’s functional coating composite materials market; (b) GFT’s sustainable business models, demonstrated by its track record of rapid growth in a large addressable market; (c) GFT’s credible roadmap to expand horizontally over time; (d) its experienced management team, with deep industry expertise and proven track records; and (e) GFT’s solid historical financial performance with strong cash flow. As a result, the board of directors of Flag Ship determined that GFT satisfies a number of criteria and guidelines set forth during the IPO, including (i) unique competitive advantage in the markets and/or underexploited growth opportunities; (ii) strong management team that can create significant value; and (iii) potential to generate strong free cash flow.

●	Favorable prospects for future growth. Information from Flag Ship and GFT’s management regarding (i) GFT’s business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic business goals and objectives; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within GFT’s industry.

●	Visionary management team with a proven track record of innovation and execution. GFT is led by a management team with extensive experience in the coating material industry, encompassing research and development, and many of them are pioneers in coating material industry.

●	Best Available Opportunity. The Flag Ship board of directors determined, after a thorough review of other business combination opportunities reasonably available to Flag Ship, that the proposed Merger represents the best potential business combination for Flag Ship based upon the process utilized to evaluate and assess other potential acquisition targets, and the Flag Ship board of directors’ belief that such processes had not presented a better alternative.

●	Continued Significant Ownership by GFT. The Flag Ship board of directors considered that GFT’s existing equity holders would not be subject substantial dilution in the proposed Merger. The current GFT Shareholders are expected to own approximately [●]% of the outstanding Ordinary Shares, assuming none of Flag Ship’s Public Shareholders exercise their redemption rights in connection with the Merger.

●	Use of Retained Proceeds. As represented by GFT’s management, the proceeds to be delivered to GFT in connection with the Merger (including funds that remain in Flag Ship’s trust account after giving effect to payments for redemptions), are expected to remain on the balance sheet of GFT after Closing in order to fund GFT’s existing operations and support new and existing growth initiatives. The Flag Ship board of directors considered these benefits to be realized as a result of the Merger.

●	Likelihood of Closing the Merger. The Flag Ship Board believes that an acquisition by Flag Ship has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

●	Due Diligence. The Flag Ship Board reviewed and discussed in detail the results of the due diligence examination of GRT and GFT conducted by Flag Ship’s management team and Flag Ship’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of GRT and GFT regarding their business plan, operations, and prospects, historical growth trends and market share information as well as end-market size, evaluation analyses with respect to the Merger, review of material contracts, GFT’s audited and unaudited financial statements and other material matters, as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence;

●	Financial Condition. The Flag Ship Board also considered factors such as GFT’s historical financial results, outlook, financial plan, and debt structure. In considering these factors, the Flag Ship Board reviewed GFT’s historical growth and its current prospects for growth if GFT achieves its business plan and various historical and current balance sheet items of GFT.

●	Negotiated Transaction. The Flag Ship Board considered the terms and conditions of the Transaction Agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the indemnification obligations of Flag Ship’s equity holders, the conditions to each party’s obligation to consummate the Merger and the termination provisions, as well as the strong commitment by both Flag Ship and Flag Ship to complete the Merger.

●	Fairness Opinion. The Flag Ship Board considered HRA’s fairness opinion, in which HRA opined that the Merger is “fair” to the shareholders of Flag Ship from a financial perspective.

The Flag Ship board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Merger, including but not limited to the following:

●	Business risk. The risk that the future financial performance of GFT may not meet the Flag Ship board of directors’ expectations due to factors in GFT’s control or out of GFT’s control, such as GFT’s failure to continuously innovate, to attract and retain customers, to adapt to new businesses, to obtain sufficient capital, to maintain its competitive edge in the gaming business, among others.

●	Industry risk. The risk that the coating material industry in which GFT operates is highly competitive.

●	Closing of the Merger May Not Occur. The risks and costs to Flag Ship if the Merger is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in Flag Ship being unable to effect a business combination within the timeframe set forth under Flag Ship’s current charter, forcing Flag Ship to liquidate the trust account.

●	Current Public Shareholders Exercising Redemption Rights. The risk that some of Flag Ship’s current Public Shareholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

●	Closing Conditions of the Merger. The fact that the Closing is conditioned on satisfying certain closing conditions, many of which are not within Flag Ship’s control.

●	Flag Ship Shareholders Not Holding a Majority Position in GFT. The fact that Flag Ship Shareholders will not hold a majority position in GFT following the Merger, which will reduce the influence that Flag Ship’s current shareholders have on GFT’s management.

●	Post-Closing Corporate Governance. The fact that post-Closing, Mr. Yongnan Zhou will own voting power of approximately [●]% of total issued and outstanding GFT Ordinary Shares assuming a No Redemption Scenario. Given Mr. Zhou’s voting power over the GFT Ordinary Shares as described in this paragraph, he will effectively be able to nominate, appoint, and remove the entirety of GFT’s board of directors. Mr. Zhou will therefore have control over matters requiring shareholder approval by ordinary resolution and control over matters requiring shareholder approval by special resolution, including significant corporate transactions, such as a merger or sale of GFT or its assets.

●	Litigation Related to the Merger. The risk of potential litigation challenging the Merger.

●	No Survival of Remedies for Breach of Representations, Warranties, or Covenants of GFT. The Merger Agreement provides that Flag Ship will not have any surviving remedies against GFT or its equity holders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of GFT set forth in the Merger Agreement. As a result, Flag Ship Shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of GFT prior to the Closing, whether determined before or after the Closing, without any ability to recover for the amount of any damages. The Flag Ship Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equity holders of GFT will be, collectively, the majority equity holders in GFT and therefore would bear a majority of any such losses.

●	Transaction Fees and Expenses Incurred by Flag Ship. The substantial transaction fees and expenses to be incurred in connection with the Merger and the negative impact of such expenses on Flag Ship’s cash reserves and operating results if the Merger is not completed.

●	Negative Impact Resulting from the Announcement of the Merger. The possible negative effect of the Merger and public announcement of the Merger of Flag Ship’s financial performance, operating results, and share price.

●	Regulatory Affairs. The Flag Ship Board considered the impact of the review of the Merger by various regulatory agencies, including those in the PRC.

●	Listing Risks. The challenges associated with preparing GFT for the applicable disclosure and listing requirements to which it will be subject as a publicly traded company in the United States.

●	Benefits May Not Be Achieved. The risks that the potential benefits of the Merger may not be fully achieved or may not be achieved within the expected timeframe;

●	Market Volatility. The possibility that the market for GFT Class A Ordinary Shares experiences volatility and disruptions, causing deal disruption

●	Liquidation of Flag Ship. The risks and costs to Flag Ship if the Merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Flag Ship being unable to effect a business combination within the required time period provided for in the Flag Ship Charter.

●	Interests of Certain Persons. The Sponsors and Flag Ship’s officers and directors have interests in the Merger that are different from or in addition to (and which may conflict with) the interests of the Public Shareholders (see “— Interests of Certain Persons in the Merger”);

●	Fees and Expenses. The fees and expenses associated with completing the Merger.

●	Other Risks. Other factors that the Flag Ship Board deemed relevant, including various other risks associated with the Merger, Flag Ship’s business, and GFT’s business as described under Risk Factors.

The Flag Ship Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Merger and/or preparing any report concerning the approval of the Merger. After considering the foregoing, the Flag Ship Board concluded, in its business judgment, that the potential benefits to Flag Ship and its shareholders relating to the Merger outweighed the potentially negative factors and risks relating to the Merger.

Satisfaction of 80% Test

It is a requirement under the Flag Ship Articles and Nasdaq rules that any business acquired by Flag Ship have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account, which were subsequently waived) at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of the Merger Agreement with GFT was approximately $[●] and 80% thereof represents approximately $[●]. In determining whether the 80% requirement was met, rather than relying on any one factor, Flag Ship’s Board of Directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and the discussion in this proxy statement under the caption “Proposal 1” as well as quantitative factors, such as the anticipated implied equity value of the combined company being approximately $800 million with no material debt expected to be outstanding. Based on the qualitative and quantitative information used to approve the Merger described herein, Flag Ship’s Board of Directors determined that the foregoing 80% net asset requirement was met. Flag Ship’s Board of Directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Certain Engagements in Connection with the Merger and Related Transactions

Deferred Underwriting Commission

The underwriters of Flag Ship’s Initial Public Offering are entitled to a deferred fee of two and one-half percent (2.5%) of the gross proceeds of the Initial Public Offering, or $1,725,000. The deferred fee will be paid in cash upon the closing of the Merger from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Interest of Financial Advisors in the Merger

Leading Edge was retained by Flag Ship to provide financial advisory services including analyzing the target’s business, operations and financing plans, and preparing investor presentation and roadshow materials. As compensation for its professional services, Leading Edge has agreed to be paid entirely in ordinary shares of Flag Ship, which will be converted into an amount of 2,400,000 GFT Class A Ordinary Shares upon the closing of the Merger.

Dao Capital Group Ltd (“Dao Capital”) was retained by GRT to provide financial advisory services including guiding GRT to formulate its strategy in global capital market, Later, Dao Capital advised GFT the options to complete the listing at NASDAQ In this process, Dao Capital assisted GRT first, then GFT with preparing necessary financing documentations, assisting the registrant to establish/improve its internal control system to meet the NASDAQ’s listing requirements, searching for and negotiating with the strategic investors, searching for and negotiating with potential target companies and recommending the SPACs suitable for GRT to acquire or merger with if GRT decides to go listing at NASDAQ through merger with a SPAC, preparing investor presentations and roadshow materials; coordinating with all relevant parties and managing/facilitating the whole process of listing at NASDAQ. As compensation for its professional services, Dao Capital agreed to receive (i) a cash fee equal to 3% of the total funds raised after GFT successfully lists on NASDAQ; and (ii) amount of 2,800,000 GFT Class A Ordinary Shares upon the closing of the Merger.

Interests of Certain Persons in the Merger

In considering the recommendation of Flag Ship’s board of directors to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Flag Ship’s directors and officers have interests in the Merger that are different from, or in addition to, those of other shareholders generally. Flag Ship’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, in recommending to shareholders that they approve the Merger and in agreeing to vote their shares in favor of the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things, the fact that:

●	The Sponsor and Flag Ship’s management are not entitled to redemption rights with respect to any Flag Ship Founder Shares and have agreed to waive redemption rights with respect to any Flag Ship Public Shares held by them in connection with the consummation of the Merger. No person was paid any consideration in exchange for these waivers. Additionally, the Sponsor and Flag Ship management are not entitled to liquidation rights with respect to any Founder Shares held by them if Flag Ship fails to consummate its initial business combination by the Deadline Date. If Flag Ship does not complete its initial business combination within such applicable time period, the proceeds of the sale of the Flag Ship Private Units held in the Trust Account will be used to fund the liquidation of the Flag Ship Public Shares, and the Flag Ship Rights will expire without the receipt of any value by the holders of such Rights. Accordingly, the Founder Shares would be worthless if the Merger or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares. Since Sponsor and Flag Ship management directly or indirectly own Flag Ship Ordinary Shares and Flag Ship Private Rights, Flag Ship management may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the initial business combination.

●	If the Merger with GFT or another business combination is not consummated by June 20, 2026 (i.e., 24 months from the closing of the IPO assuming that all 9 monthly extensions are exercised), Flag Ship will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Flag Ship’s board of directors, liquidating and dissolving. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Flag Ship IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Merger is consummated, each outstanding Flag Ship Ordinary Share will be converted into one GFT Class A Ordinary Share, subject to adjustment described herein.

●	If Flag Ship is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Flag Ship for services rendered to or, contracted for or, for products sold to, Flag Ship. If Flag Ship consummates a business combination, on the other hand, Flag Ship will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into GFT Class A Ordinary Shares in connection with the Merger, for an aggregate purchase price of $25,000 prior to the Flag Ship IPO. Based on the closing price of Flag Ship Ordinary Shares on the Nasdaq Global Market of $[●] per share on the Record Date, the value of the Founder Shares outstanding upon the Closing would be $[●].

●	The Sponsor acquired the Private Units for an aggregate purchase price of $2,380,000, or $10 per unit, in a transaction occurring concurrently with the closing of the Flag Ship IPO. Based on the closing price of the Public Units on the Nasdaq Global Market of $[●] per unit on the Record Date, the value of the Private Units outstanding upon the Closing would be $[●].

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Merger even if Flag Ship Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Flag Ship’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Flag Ship’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Flag Ship fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Flag Ship may not be able to reimburse these expenses if the Merger or another business combination is not completed by June 20, 2026 (i.e., 24 months from the closing of the IPO assuming that all 9 monthly extensions are exercised). As of the Record Date, the Sponsor and Flag Ship’s officers and directors and their affiliates had incurred [●] unpaid reimbursable expenses.

●	Flag Ship issued Sponsor the Promissory Note in the principal amount of $1,200,000, as amended and restated, which will mature upon the consummation of an initial business combination, including the Merger (as of June 30, 2025, the principal amount due and owing was $930,351). The Promissory Note does not bear interest and is unsecured. By its terms, the Promissory Note is not convertible into Ordinary Shares of Flag Ship.

●	If Flag Ship is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[●] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under the Promissory Note and out-of-pocket unpaid reimbursable expenses.

●	The Flag Ship Charter provides that Flag Ship renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any member of Flag Ship management on the one hand, and Flag Ship, on the other hand, or the participation of which would breach any existing legal obligation, under applicable law or otherwise, of a member of Flag Ship management to any other entity. Flag Ship is not aware of any such corporate opportunities not being offered to Flag Ship and does not believe that waiver of the corporate opportunities doctrine has materially affected Flag Ship’s search for an acquisition target or will materially affect Flag Ship’s ability to complete an initial business combination.

●	If the Trust Account is liquidated, including in the event Flag Ship is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify Flag Ship to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Flag Ship Public Share, or such lesser amount per Flag Ship Public Share as is in the Trust Account on the liquidation date, by the claims of (a) any third party for services rendered or products sold to Flag Ship or (b) a prospective target business with which Flag Ship has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account.

●	The Merger Agreement provides for the continued indemnification of Flag Ship’s current directors and officers and the continuation of directors and officers liability insurance covering Flag Ship’s current directors and officers.

●	Flag Ship’s Sponsor, affiliates of the Sponsor, officers, and directors may make loans from time to time to Flag Ship to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Merger is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Flag Ship outside of the Trust Account.

●	Flag Ship entered into an agreement, commencing June 20, 2024, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial and administrative services.

●	Matthew Chen, who currently serves as the Chief Executive Officer of Flag Ship and is a shareholder of the Sponsor, will be a member of the board of directors of GFT following the closing of the Merger and, therefore, in the future, for as long as he serves on the GFTs board, he will receive cash fees, share options or share-based awards that the board of directors of GFT determines to pay to its non-executive directors.

●	Certain of GFT’ directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

●	The fact that if the Merger or another business combination is not consummated within the required time period, Flag Ship will take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten business days thereafter to redeem 100% of the outstanding Public Shares or distribute the Trust Account to the holders of the Public Shares, on a pro rata basis, in cash at a per-share amount equal to the aggregate amount then on deposit in the Trust Account on the date that is two Business Days prior to the consummation of the business combination, including interest earned but net of taxes payable, divided by the number of then outstanding Public Shares; and (iii) as promptly as reasonably possible thereafter, subject to the approval of its remaining shareholders and the Flag Ship Board, liquidate and dissolve Flag Ship, subject to Flag Ship’s obligations under the Cayman Companies Act to provide for claims of creditors and the requirements of other applicable law.

●	GFT and its existing shareholders will have the ability to nominate a majority of the members of the board of directors of the combined company. For more details, see the discussion in this proxy statement/prospectus under the caption, “Comparison of Corporate Governance and Shareholder Rights.”

Except for the conflicts of interest noted above, which primarily relate to the interests of officers and directors and the Sponsor, there are no conflicts of interest between the Sponsor, Flag Ship, and its officers and directors and GFT.

The table set forth below summarizes the existing interests in Flag Ship securities and the anticipated interests of Sponsor and Flag Ship management as of Closing along with the value of such interests based on, in the case of Sponsor’s and Flag Ship management’s interests, the closing price of the Flag Ship Public Shares and Flag Ship Rights as of [●], 2025, which would be lost if an initial business combination is not completed by the Deadline Date.

Name of Holder	Type of Holder	Total Purchase Price/Capital Contributions	Number of Founder Shares	Number of Private Placement Shares	Number of Private Placement Rights	Number of GFT Class A Ordinary Shares
Whale Management Corporation(1)	Sponsor	$2,405,000	1,725,000	238,000	238,000	1,986,800
Matthew Chen(2)	CEO & Chairman	$2,405,000	1,725,000	238,000	238,000	1,986,800
Luhuan Zhong	CFO	$0	0	0	0	0
Shan Cui	Director	$0	0	0	0	0
Pai Liu	Director	$0	0	0	0	0
Wen He	Director	$0	0	0	0	0

(1)	The Sponsor paid an aggregate of $25,000 for 1,725,000 Founder Shares prior the Flag Ship’s IPO. On June 20, 2024, the Sponsor purchased the Private Placement Units contemporaneously with the closing of the IPO. Each of our officers and directors is a shareholder of the Sponsor; however, only our Chairman holds voting securities in the Sponsor and is the sole director of the Sponsor with the power to vote or dispose of the securities held by the Sponsor.
(2)	Matthew Chen serves as manager for the Sponsor and may be deemed to beneficially own shares held by it by virtue of his control over the Sponsor.

The personal and financial interests of the Sponsor as well as Flag Ship’s executive officers and directors may have influenced their motivation in identifying and selecting GFT as a business combination target, completing the Merger with Flag Ship and influencing the operation of the business following the Merger. The existence of such financial and personal interests may result results in conflicts of interest on the part of the Sponsor and such executive officers and directors between what he, she, or they may believe is in the best interests of Flag Ship and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In considering the recommendations of the Flag Ship Board to vote for the proposals, its shareholders should consider these interests.

Redemption Rights

Pursuant to the Flag Ship amended and restated articles of association, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the business combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of the date of this proxy statement/prospectus, this amounts to approximately $[●] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(a) hold Public Shares, or

(b)	hold Public Shares through Units and you elect to separate your Units into the underlying public shares prior to exercising your redemption rights with respect to the public shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], 2025, (a) submit a written request to VStock that Flag Ship redeem your public shares for cash and (b) deliver your public shares to VStock, physically or electronically through DTC.

Holders of outstanding Flag Ship Units must separate the underlying Flag Ship Ordinary Shares prior to exercising Redemption Rights with respect to the Public Shares. If the Flag Ship Units are registered in a holder’s own name, the holder must deliver the certificate for its Flag Ship Units to VStock, with written instructions to separate the Flag Ship Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the public shares from the Flag Ship Units.

If a holder exercises its Redemption Rights, then such holder will be exchanging its Public Shares for cash and will no longer own shares of Flag Ship. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to VStock in accordance with the procedures described herein. Please see the section entitled “The Extraordinary General Meeting—Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

In the event the aggregate cash consideration we would be required to pay for all Flag Ship Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceed the requirement to have less than $5,000,001 of net tangible assets upon the consummation of the Merger, unless Flag Ship Shareholders also approve the NTA Amendment Proposal, we will not complete the Merger or redeem any shares, and all Flag Ship Ordinary Shares submitted for redemption will be returned to the holders thereof.

Regulatory Clearances Required for the Merger

Except the filing of the Cayman Plan of Merger and the amended and restated memorandum articles of association of Flag Ship in the Cayman Islands at or before the Effective Time, and the filing of the registration statement of which this prospectus is a part and the required filings with the CSRC, neither GFT nor Flag Ship is aware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the Merger Agreement or completion of the Merger.

Legal Proceedings Relating to Merger

As of the date of this proxy statement/prospectus, there are no legal proceedings pending or, to Flag Ship’s knowledge, threatened in writing against Flag Ship by the SEC with respect to the deregistration of the Flag Ship Shares under the Exchange Act, and there are no legal proceedings pending or, to Flag Ship’s knowledge, threatened in writing against Flag Ship by Nasdaq with respect to the delisting of the Flag Ship Shares on Nasdaq.

Dividends

Since its incorporation, Flag Ship had not paid any regular dividends or made any other distributions.

Delisting and Deregistration of Flag Ship Shares

Conditioned on the approval for listing on Nasdaq of the GFT Class A Ordinary Shares, in exchange of existing Flag Ship Shares, holders of Flag Ship Shares will receive ordinary shares of GFT, commencing on trading on Nasdaq immediately following the Closing, and holders of Flag Ship rights will receive rights of GFT to purchase ordinary shares of GFT, that will commence trading immediately following the Closing. As a result, Flag Ship Shares will be delisted from Nasdaq and deregistered with the SEC.

Appraisal Rights

With respect to the Merger, the Cayman Companies Act under Section 238 provides for a right of Flag Ship’s dissenting shareholders to be paid the fair value of their shares in connection with the Merger Proposal, subject to certain limitations under Section 239. In connection with the Merger Proposal, record holders of Flag Ship Ordinary Shares who comply with the applicable requirements and procedures of Section 238 of the Cayman Companies Act are entitled, under certain circumstances, to exercise their statutory rights of appraisal to seek payment of the fair value of their Flag Ship Ordinary Shares upon dissenting from the Merger. If you are contemplating the possibility of objecting to the Merger, you should seek advice from a suitably qualified Cayman lawyer. If you do not follow the procedural requirements of the Cayman Companies Act, you will lose your Appraisal Rights. A detailed description of the appraisal rights and procedures available to Flag Ship Shareholders is included in “The Extraordinary General Meeting of Flag Ship Acquisition Corporation Shareholders — Appraisal Rights” beginning on page 170. The full text of Section 238 of the Cayman Companies Act is attached as Appendix B to this proxy statement/prospectus.

Accounting Treatment

The Merger will be accounted for as a recapitalization through an asset acquisition and not a business combination as Flag Ship does not meet the definition of a business in accordance with GAAP. The Merger will be treated as GFT being the accounting acquirer and it will issue equity in exchange for the net assets of Flag Ship. No goodwill or intangible assets will be recorded in this transaction. Accordingly, Flag Ship’s assets, liabilities, and results of operations will be consolidated with GFT beginning on the Effective Time.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Agreement and Plan of Merger, dated as of April 18, 2025 (the “Merger Agreement”), by and among Flag Ship Acquisition Corporation, Great Future Technology Inc., and GFT Merger Star Limited (a copy of which is attached to the proxy statement/prospectus as Appendix A) and the completion of the transactions contemplated by the Merger Agreement, in accordance with the terms and subject to the conditions set forth in the Merger Agreement, be approved in all respects.”

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by, or on behalf of, the shareholders of the Flag Ship Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Abstentions and broker non-votes, if any, will not count as votes cast at the extraordinary general meeting and will have no effect on the proposal.

The Business Combination Proposal is conditioned on the approval of the Merger Proposal and the NTA Amendment Proposal (to the extent that the NTA Amendment Proposal is considered a Condition Precedent Proposal). Therefore, subject to the foregoing exception, if the Merger Proposal or the NTA Amendment Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by Flag Ship Shareholders.

Other than the SPAC Sponsor, of which Mr. Matthew Chen, Flag Ship’s Chairman and Chief Executive Officer is the managing member, none of the Flag Ship Initial Insiders own any Flag Ship Shares. The SPAC Sponsor has agreed to vote any Flag Ship Shares owned by them in favor of the Business Combination Proposal, the Flag Ship Merger Proposal, and the NTA Amendment Proposal. As of the Record Date, the Flag Ship Sponsor beneficially owned 1,963,000 Flag Ship Shares (which underlying shares may be voted) including 1,725,000 Flag Ship Founder Shares and 238,000 Flag Ship Shares underlying 238,000 private units, excluding shares issuable upon the conversion of the rights, representing 22.15% of issued and outstanding Flag Ship Shares as of the Flag Ship Record Date. Under the Voting Agreement, the SPAC Sponsor thereto generally agreed to vote all of its capital shares in Flag Ship in favor of the Merger Agreement and the transactions contemplated thereby, each other Flag Ship Proposal and any other proposal included in the Proxy Statement related to the Merger for which the Flag Ship Board has recommended that the Flag Ship Shareholders vote in favor and against any competing transaction. The Voting Agreement prevents transfers of the Flag Ship Shares held by the SPAC Sponsor between the date of the Voting Agreement and the termination of the Voting Agreement, subject to certain limited exceptions.

Recommendation of the Flag Ship Board

THE FLAG SHIP BOARD UNANIMOUSLY RECOMMENDS THAT FLAG SHIP SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Merger Agreement entered into by GFT, Merger Sub and Flag Ship, a complete copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. Flag Ship Shareholders are urged to read the Merger Agreement carefully and in its entirety.

The Merger Agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding GFT, Flag Ship or their respective businesses. The representations, warranties and covenants contained in the Merger Agreement: (i) were made only for purposes of the Merger Agreement and as of the specific dates set forth therein; (ii) were solely for the benefit of the parties to the Merger Agreement; (iii) are subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Flag Ship, GFT or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Flag Ship and GFT. Accordingly, you should not rely on the representations, warranties and covenants in the Merger Agreement as characterizations of the actual state of facts about Flag Ship or GFT, and you should read the information provided elsewhere in this proxy statement/prospectus for information regarding Flag Ship or GFT and their respective businesses. See “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

Each of GFT’s board of directors and the Flag Ship Board has approved the Merger Agreement, which provides for the Merger of Flag Ship with and into Merger Sub, a wholly-owned subsidiary of GFT. Merger Sub will be the surviving company in the Merger and will remain a wholly-owned subsidiary of GFT.

As a result of the Merger, each Flag Ship Share issued and outstanding immediately prior to the completion of the Merger (except for shares held by GFT and Flag Ship and dissenting shares) will be converted into the right to receive the Per Share Merger Consideration. GFT will not issue any fractional GFT Class A Ordinary Shares in the Merger.

At the Effective Time of the Merger, Merger Sub’s articles of association will be the articles of association of the Surviving Corporation after completion of the merger.

Treatment of Flag Ship Rights

The Merger Agreement also provides that each right issued by Flag Ship will be assumed by GFT and automatically converted into a right to receive GFT Class A Ordinary Shares.

The number of GFT Class A Ordinary Shares into which such assumed Flag Ship right will be exercisable will be equal to the product (in each case, rounded down to the nearest whole number) obtained by multiplying (i) the Per Share Merger Consideration by (ii) the number of Flag Ship Shares subject to the unexercised portion of such assumed Flag Ship right.

Closing and Effective Time of the Merger

The parties are obligated to consummate the Merger only if all of the conditions to the Merger (described below under “The Merger Agreement — Conditions to the Closing of the Merger”) are either satisfied or waived.

The Merger will become effective at such time as the Cayman Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Flag Ship and specified in the Cayman Plan of Merger. In the Merger Agreement, Flag Ship and GFT have agreed to cause the closing of the Merger to occur on the second business day following the satisfaction or waiver of the last of the conditions specified in the Merger Agreement (other than those conditions which by their nature are to be satisfied on the date the merger is to be consummated), or on another mutually agreed date. It currently is anticipated that the Effective Time of the merger will occur during the [●] quarter of 2025 but neither GFT nor Flag Ship can guarantee when or if the Merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of each Flag Ship Share into the Merger Consideration, as described above under “The Merger Agreement — Terms of the Merger; Merger Consideration,” will occur automatically at the completion of the Merger. Before the consummation of the Merger, GFT will engage an exchange agent reasonably acceptable to Flag Ship to handle the exchange of Flag Ship Share certificates for the Merger Consideration and to perform other duties as outlined in the Merger Agreement.

Letter of Transmittal

Promptly after the consummation of the Merger, the exchange agent will send a transmittal letter to each person who held of record Flag Ship Shares at the Effective Time of the Merger. This mailing will contain instructions on how to surrender Flag Ship Share certificates or book-entry shares in exchange for statements indicating book-entry ownership of GFT Class A Ordinary Shares. When Flag Ship Shareholders deliver Flag Ship Share certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, such Flag Ship Share certificates will be cancelled and such Flag Ship Shareholder will receive statements indicating book-entry ownership of GFT Class A Ordinary Shares, to which such Flag Ship Shareholder is entitled under the Merger Agreement. Holds of Flag Ship Shares in “street name” through a bank or broker will have their shares converted through their bank or broker.

Flag Ship Shareholders should not submit Flag Ship Share certificates for exchange until such Flag Ship Shareholder receives the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for Flag Ship Shares has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of an affidavit from the Flag Ship Shareholder attesting to that loss, theft or destruction.

Withholding

GFT and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any Flag Ship Shareholders pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of tax law. Any amount so deducted or withheld will be treated as having been paid to such person in respect of such deduction and withholding.

Appraisal Rights

With respect to the Flag Ship Merger, the Cayman Companies Act under Section 238 provides for a right of Flag Ship’s dissenting shareholders to be paid the fair value of their shares in connection with the Flag Ship Merger Proposal, subject to certain limitations under Section 239. In connection with the Flag Ship Merger Proposal, record holders of Flag Ship Shares who comply with the applicable requirements and procedures of Section 238 of the Cayman Companies Act are entitled, under certain circumstances, to exercise their statutory rights of appraisal to seek payment of the fair value of their Flag Ship Shares upon dissenting from the Merger. If you are contemplating the possibility of objecting to the Merger, you should seek advice from a suitably qualified Cayman lawyer. If you do not follow the procedural requirements of the Cayman Companies Act, you will lose your Appraisal Rights.

If you wish to dissent to the Merger, you are entitled to payment of the fair value of your Flag Ship Shares. You may only dissent in respect of all (not some only) of your Flag Ship Shares. Upon giving a notice of dissent under Section 238(5) of the Cayman Companies Act, you will cease to have any other rights to which you might otherwise be entitled by virtue of holding Flag Ship Shares, including any redemption rights as described herein, other than the right to (i) be paid fair value for your Flag Ship Shares; (ii) participate fully in all proceedings until the determination of fair value is reached; and (iii) institute proceedings to obtain relief on the grounds that the Merger is void or unlawful.

To exercise your Appraisal Rights, the following statutory procedures prescribed in the Cayman Companies Act as further explained below must be followed:

●	you must give written notice of objection (“Notice of Objection”) to Flag Ship, before the Flag Ship Extraordinary General Meeting at which the Flag Ship Merger Proposal will be put to a vote. Your Notice of Objection must include a statement that you propose to object to the Merger and demand payment for your Flag Ship Shares if the Merger is approved by a resolution of shareholders at the Flag Ship Extraordinary General Meeting. For the avoidance of doubt, the giving of a Notice of Objection does not represent a vote at the Flag Ship Extraordinary General Meeting. Flag Ship’s shareholders of record may vote for or against the Business Combination at the Flag Ship Extraordinary General Meeting irrespective of whether they wish to exercise their Appraisal Rights and are not required to vote against the Business Combination at the Flag Ship Extraordinary General Meeting in order to exercise their Appraisal Rights;

●	within twenty days immediately following the date on which the vote approving the Flag Ship Merger Proposal is made, Flag Ship must give written notice of approval (“Consent Notice”) to all shareholders who have served a Notice of Objection;

●	within twenty days immediately following the date on which the Consent Notice is given (“Dissent Period”), a dissenting shareholder must give a written notice of the decision to dissent to Flag Ship stating the shareholder’s name, address and the number and class of Flag Ship Shares for which the shareholder dissents and demanding payment of the fair value of those shares;

●	within seven days immediately following the later of (i) the date of expiry of the Dissent Period, or (ii) the date on which the Cayman Plan of Merger is filed with the Cayman Registrar, Flag Ship, or the surviving company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase their Flag Ship Shares at a specified price determined by Flag Ship’s Board to be the fair value of those Flag Ship Shares;

●	if, within thirty days immediately following the date of the Fair Value Offer, the dissenting shareholder agrees with the Fair Value Offer (or Flag Ship otherwise agrees with the dissenting shareholder upon the price to be paid for the dissenting shares), such amount will be paid forthwith in cash to the dissenting shareholder;

●	If, within thirty days immediately following the date of the Fair Value Offer, the dissenting shareholder does not agree with the Fair Value Offer and Flag Ship or the successor company (as applicable) and the dissenting shareholder fail to agree on the price to be paid for the dissenting shares, then, within twenty days immediately following the date of the expiry of that 30-day period:

○	Flag Ship or the successor company (as applicable) will, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (“Cayman Court”) for a determination of the fair value of the dissenting shares of all dissenting shareholders; and

○	the petition by Flag Ship or the successor company (as applicable) shall be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Objection and with whom agreements as to the fair value of their shares have not been reached by the company.

●	A copy of any petition filed shall be served on the other party; and where a dissenting member has so filed, Flag Ship or the successor company (as applicable) shall within ten days after such service file the verified list.

●	At the hearing of such petition, the Cayman Court shall determine the fair value of the dissenting shares to be paid to each dissenting shareholder together with a fair rate of interest, if any, to be paid by Flag Ship upon the amount determined to be the fair value.

●	The costs of the proceeding may be determined by the Cayman Court and taxed upon the parties as the Cayman Court deems equitable in the circumstances (i.e. the Cayman Court will determine whether the costs of the proceedings should be borne by the dissenting shareholder(s) and/or Flag Ship or the successor company (as applicable) and the amount to be borne by each party).

The Appraisal Rights provided under Section 238 of the Cayman Companies shall be available in respect of the Flag Ship Shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry of the Dissent Period. For the avoidance of doubt, Section 239 shall not apply if the record holder of the Flag Ship Shares are required by the terms of a Plan of Merger to accept for such shares for anything except (i) shares of a surviving or consolidated company, or depository receipts in respect thereof; (ii) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the Merger, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in (i) and (ii); or (iv) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (i), (ii) and (iii).

Appraisal Rights may only be exercised by persons who are holders of record and registered as the holder of Flag Ship Shares in Flag Ship’s register of members. If you hold your Flag Ship Shares in “street name,” the registered holder (whether your broker, custodian or otherwise) must take all of the actions mentioned above within the prescribed time periods on your behalf.

Representations and Warranties of GFT and Flag Ship to Each Other

The Merger Agreement contains representations and warranties made by GFT and Flag Ship to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in the confidential disclosure letter provided by GFT to Flag Ship in connection with the signing of the Merger Agreement. While GFT does not believe that the disclosure letter contains information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. You should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about GFT or Flag Ship, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letter. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between GFT and Flag Ship rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The Merger Agreement contains customary representations and warranties made by GFT and Flag Ship relating to their respective businesses regarding, among other things:

●	corporate matters, including organization and power to conduct its business, foreign qualifications, corporate authorizations, enforceability, organizational documents and subsidiaries;

●	authority relative to execution, delivery and performance of the Merger Agreement;

●	required governmental authorizations;

●	capitalization;

●	options, stock-based awards and warrants;

●	the timely filing of reports with governmental entities;

●	financial statements, internal controls and accounting;

●	liabilities;

●	the absence of material adverse changes;

●	legal proceedings;

●	business contracts;

●	employee benefit plans and labor relations;

●	taxes and tax treatment of the merger;

●	environmental matters;

●	intellectual property and real and personal property;

●	required permits and compliance with applicable laws;

●	unlawful payments;

●	insurance;

●	broker, finder and investment banker fees payable in connection with the merger;

●	compliance with its respective obligations under the Merger Agreement; and

●	information supplied for inclusion in this proxy statement/prospectus and other similar documents.

The representations and warranties in the Merger Agreement do not survive the Effective Time of the Merger.

GFT’s representations and warranties are qualified by the information included in (i) GFT’s confidential disclosure letter delivered to Flag Ship at the date of the Merger Agreement and (ii) GFT’s public reports filed with a regulatory information service, excluding any risk factor or forward-looking statement disclosure in such reports. In addition, GFT made no representation or warranties to Flag Ship or its shareholders regarding the tax consequences to Flag Ship or any holder of Flag Ship Shares of the Merger and the other transactions contemplated by the Merger Agreement.

Each of GFT’s and Flag Ship’s representations and warranties are qualified by the information included in public reports filed with a regulatory information service, in the case of GFT, and the SEC, in the case of Flag Ship, excluding in both cases any risk factor or forward-looking statement disclosure in such reports.

Restrictions on GFT’s Business Pending the Merger

Under the Merger Agreement, GFT will conduct its business and the business of its subsidiaries in the ordinary course and will use commercially reasonable efforts to retain the services of its and their current officers and employees and maintain all insurance policies in effect as of the date of the Merger Agreement.

In particular, GFT has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to:

●	sell or issue equity securities, whether convertible or otherwise;

●	make adjustments to its share capital;

●	amend its governing documents or the governing documents of its subsidiaries except as necessary to effect the transactions contemplated by the Merger Agreement;

●	make any distributions, including dividends, of any cash or property with respect to its common shares;

●	sell, assign or transfer, or impose any lien upon assets, excepted for permitted liens or in the ordinary course;

●	terminate or materially amend material contracts or real property leases other than in the ordinary course of business;

●	make capital investments in or loans to unaffiliated persons except in the ordinary course of business;

●	enter into transactions with any of its directors, officers or employees outside the ordinary course of business;

●	sell, license or transfer assets except in the ordinary course of business;

●	cancel any material third-party indebtedness owed to GFT or its subsidiaries;

●	make or change any material election in respect of taxes or material method of accounting or accounting policies of GFT or its subsidiaries, in each case unless required by Law or IFRS or GAAP;

●	file tax returns materially inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

●	settle or otherwise compromise any material claim relating to taxes, enter into any closing agreement or similar agreement relating to taxes, otherwise settle any material dispute relating to taxes, or request any ruling or similar guidance with respect to taxes, in each case unless required by applicable law, IFRS or GAAP;

●	make any acquisition of a business or a division thereof, or consummate any merger or similar business combination or enter into any binding agreement for such an acquisition, merger or similar business combination with any Person;

●	incur any indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of GFT or any of its subsidiaries or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person; or

●	agree to do any of the foregoing or agree to any action or omission that would result in any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by GFT and Flag Ship, are described in more detail in the Merger Agreement. Among the exceptions to the restrictions described above include an agreement that GFT may issue (i) replacement certificates in certain instances, (ii) GFT Shares to holders of existing GFT equity securities and (iii) GFT Class A Ordinary Shares. In addition, some of the restrictions on GFT’s business are qualified by confidential disclosures made by GFT to Flag Ship.

Restrictions on Flag Ship’s Business Pending the Merger

Under the Merger Agreement, Flag Ship has agreed that it will conduct its business in the ordinary course, comply with applicable laws and use commercially reasonable efforts to maintain and preserve intact its business organization and to preserve the services of its current officers and employees.

In particular, Flag Ship has agreed to certain restrictions in its and their ability to, among other things:

●	amend the Flag Ship Charter;

●	violate the Flag Ship Charter, applicable law or any applicable rules and regulations of the SEC and Nasdaq;

●	split, combine or reclassify its existing equity securities;

●	issue or sell any of its equity securities, or other security interests;

●	redeem or purchase its equity interests;

●	declare or pay any dividends on any of its equity securities;

●	effect any recapitalization, reclassification, equity split or like change in its capitalization;

●	amend or modify the trust agreement;

●	make any reduction or increase in the amount outstanding in the Trust Account;

●	incur any indebtedness, expenses or any other financial obligations that will become the obligations of the Successor at or following the consummation of the Merger;

●	contact any customer, supplier, distributor, joint-venture partner, lessor, lender or other material business relation regarding GFT or its subsidiaries, their respective businesses or the Merger;

●	establish any subsidiary or acquire any interest in any asset;

●	prepare or file any tax return materially inconsistent with past practice or, on any such tax return, take any position that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

●	settle or otherwise compromise any material claim relating to taxes, enter into any closing agreement or similar agreement relating to taxes, otherwise settle any material dispute relating to taxes, or request any ruling or similar guidance with respect to taxes;

●	amend, waive or terminate, in whole or in part, any other material agreement to which Flag Ship is a party;

●	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

●	adopt any benefit plan; or

●	enter into any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

These restrictions, which are subject to various exceptions and qualifications agreed by GFT and Flag Ship, are described in more detail in the Merger Agreement.

GFT Agreement Not to Solicit Other Offers

GFT has agreed that it will not:

●	knowingly initiate, solicit or engage with, or provide information to, any person concerning offers or proposals relating to an “alternative takeover proposal” for GFT, as described below;

●	withdraw or modify the recommendation of GFT’s board of directors in favor of the merger in any manner adverse to Flag Ship;

●	fail to re-affirm the recommendation by GFT’s board of directors in favor of the merger up on written request by Flag Ship; or

●	resolve or agree to do any of the foregoing.

GFT has agreed to cease any existing discussions, communication or negations, including electronic data room access, with any person other than Flag Ship, and any potential PIPE investors, with respect to an “alternative transaction” for GFT, as described below. In the event that any unsolicited inquiry is made by a potential party to an “alternative transaction,” GFT will notify Flag Ship that such contact has occurred.

The Merger Agreement provides that the term “alternative transaction” means an initial public offering, recapitalization or refinancing of GFT or its subsidiaries (other than as contemplated by the Merger Agreement and the other transaction documents), any purchase of a majority of the outstanding GFT Shares or any merger, sale of a majority of the assets of GFT or its subsidiaries or similar transactions (other than assets sold in the ordinary course of business and licenses (whether exclusive or non-exclusive) of the intellectual property rights of a third person).

In addition, GFT has the ability to terminate the Merger Agreement in certain circumstances, as described below under “The Merger Agreement — Termination Events.”

Flag Ship’s Agreement Not to Solicit Other Offers

Flag Ship has agreed that it will not:

●	knowingly initiate, solicit or engage with, or provide information to, any person concerning offers or proposals relating to a “Company acquisition transaction,” as described below;

●	withdraw or modify the recommendation of Flag Ship’s board of directors in favor of the merger in any manner adverse to GFT;

●	fail to recommend against any “Company acquisition transaction”;

●	fail to re-affirm the recommendation by Flag Ship’s board of directors in favor of the merger up on written request by GFT; or

●	resolve or agree to do any of the foregoing.

Flag Ship has agreed to cease any existing discussions, communication or negations with any person other than GFT, with respect to a “Company acquisition transaction” with Flag Ship, as described below. In the event that any unsolicited inquiry is made by a potential party to a “Company acquisition transaction,” Flag Ship will notify GFT that such contact has occurred and provide the name of such potential party and proposed terms.

The Merger Agreement provides that the term “Company acquisition transaction” means any alternative business combination transaction involving Flag Ship, including any purchase or sale of equity or assets of Flag Ship by any other person, any purchase or sale of equity or assets of any other person by Flag Ship, any merger, combination or recapitalization of Flag Ship or its subsidiaries or any merger, combination or recapitalization of any other person in a transaction to which Flag Ship or its subsidiary is a party.

In addition, Flag Ship has the ability to terminate the Merger Agreement in certain circumstances, as described below under “The Merger Agreement — Termination Events.”

GFT’s Shareholders Approval

As contemplated by the Merger Agreement, GFT entered into a lock-up and support agreement with Flag Ship, Genesis River Technology Limited and InnoValley Holdings Limited, the existing shareholders of GFT. Pursuant to this agreement, Genesis River Technology Limited and InnoValley Holdings Limited have agreed to vote all of their GFT Ordinary Shares in favor of the Merger Agreement and the transactions contemplated thereby, including to allot the Share Merger Consideration (including pursuant to the exercise of Flag Ship Rights) (see above, “The Merger Agreement — Treatment of Flag Ship Rights”).

Flag Ship Extraordinary General Meeting

In order to consummate the merger in accordance with the Flag Ship Charter, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq, Flag Ship must obtain a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy who vote at the Shareholder Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution.

Flag Ship has agreed to hold the Flag Ship Extraordinary General Meeting in order to obtain this approval. Under the Merger Agreement, the Flag Ship Extraordinary General Meeting must be held promptly after the date that this registration statement on Form F-4 is declared effective by the SEC. GFT and Flag Ship have agreed to cooperate with each other in setting a mutually acceptable date so that both GFT’s shareholder meeting and the Flag Ship Extraordinary General Meeting are held on the same date.

Reasonable Efforts

Each of GFT and Flag Ship have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the Merger to be satisfied and to consummate the Merger as promptly as practicable.

Stock Exchange Listing

The Merger Agreement provides that GFT will use its commercially reasonable efforts to cause its Class A Ordinary Shares to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance.

Other Agreements

The Merger Agreement also contains covenants relating to the preparation of this proxy statement/prospectus, the GFT shareholder circular, access to information of the other company, release of claims again the Trust Account of Flag Ship, confidentiality, public announcements with respect to the transactions contemplated by the Merger Agreement, the maintenance and prosecution of each party’s intellectual property rights and tax matters.

Conditions to the Closing of the Merger

Each party’s obligation to effect the Merger is subject to satisfaction or mutual waiver of the following conditions:

●	each of (i) the registration statement on Form F-4 relating to the registration under the U.S. Securities Act of 1933, as amended, of the issuance of GFT Shares in the merger, (ii) the registration statement on Form 8-A relating to the registration under the U.S. Securities Exchange Act of 1934, as amended, of the GFT Class A Ordinary Shares is effective, and the SEC has not issued any stop order suspending the effectiveness of any such registration statement or initiated or threatened any stop order proceedings that are not concluded or withdrawn;

●	all regulatory approvals to complete required the Merger and other transactions contemplated by the Merger Agreement are received and related mandatory waiting periods are expired;

●	the Merger and other transactions contemplated by the Merger Agreement are approved by GFT shareholders;

●	the Merger and other transactions contemplated by the Merger Agreement are approved by Flag Ship Shareholders;

●	no order, judgement, decree, or law is in effect that prevents or makes illegal the performance of the Merger Agreement or the consummation of the Merger;

●	the filing with China Securities Regulatory Commission, shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired; and

●	the GFT Class A Ordinary Shares to be issued as merger consideration are approved for listing on the Nasdaq.

GFT’s and Merger Sub’s obligation to consummate the Merger is further subject to the satisfaction or waiver of the following additional conditions:

●	the representations and warranties of Flag Ship must be true and correct except, without giving effect to any limitation as to “materiality” or “Company material adverse effect,” as where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Flag Ship;

●	Flag Ship must have performed in all material respects all of its obligations under the Merger Agreement;

●	Flag Ship must deliver to GFT a certificate signed by an authorized officer of Flag Ship stating that the above two conditions have been met;

●	Flag Ship must deliver written resignations of all officers and directors of Flag Ship;

●	the absence of any change, effect, event, occurrence, state of facts, circumstance or development since the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Company material adverse effect on Flag Ship;

●	GFT must receive a fully-executed lock-up Agreement from the SPAC Sponsor; and

●	there is no pending legal proceeding by a governmental entity seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable antitrust laws or seeking to impose regulatory restrains via mandatory divestitures or licensing of any assets of GFT or any of its affiliates and Flag Ship.

Flag Ship’s obligation to consummate the merger is further subject to the satisfaction or waiver of the following additional conditions:

●	the representations and warranties of GFT must be true and correct except, without giving effect to any limitation as to “materiality” or “material adverse effect,” as where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on GFT;

●	GFT must have performed in all material respects all of its obligations under the Merger Agreement;

●	GFT must deliver to Flag Ship a certificate signed by an authorized officer of GFT stating that the above two conditions have been met;

●	GFT must deliver to Flag Ship duly executed counter-part signature pages for the parties other than the SPAC Sponsor that will be entering into lock-up agreements;

●	the absence of any change, effect, event, occurrence, state of facts, circumstance or developments since the date of the Merger Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on GFT; and

●	GFT must deliver a duly-executed counter-part signature page of the registration rights agreement.

The Merger Agreement provides that a “material adverse effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, has had, or would be reasonably likely to have, a materially adverse effect on the business, assets, properties or condition (financial or otherwise) of GFT or its subsidiaries, taken as a whole, or the ability of GFT or its subsidiaries to consummate the transactions contemplated by the Merger Agreement. When determining whether a change, effect, event, occurrence, state of facts, circumstance or development, individually or in the aggregate, is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of GFT or its subsidiaries, taken as a whole, none of the following, either alone or in combination, may be taken into account in determining whether a material adverse effect has occurred:

○	changes in the general economic conditions, including changes in the credit, debt or financial, capital markets, in each case anywhere in the world and to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate;

○	changes in the operating, business, regulatory or other conditions in the industry in which GFT and its subsidiaries operate to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate;

○	conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in any country or region in the world and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate;

○	any stoppage or shutdown of any governmental entity applicable to GFT and its subsidiaries (including any default by any such governmental entity or delays in payments by any such governmental entity or delays or failures to act by any such governmental entity) to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate;

○	the announcement or pendency or consummation of the transactions contemplated by the Merger Agreement (including the identity of GFT or any of its affiliates) or compliance with the terms of, taking any action permitted by, or refraining from taking any action prohibited by, the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, and any other negative development (or potential negative development) of GFT or its subsidiaries with, any clients, customers, suppliers, distributors, partners, financing sources, directors, officers or other employees or consultants or on revenue, profitability and cash flows;

○	changes in GAAP or other accounting requirements or principles or any changes in applicable laws or the interpretation thereof or other legal or regulatory conditions to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate;

○	actions required to be taken under applicable laws or contracts;

○	the failure of GFT or its subsidiaries to meet or achieve the results set forth in any budget, plan, projection or forecast;

○	global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate; or

○	epidemics, pandemics or disease outbreaks and hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world to the extent that they do not disproportionately affect GFT and its subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which GFT and its respective subsidiaries operate.

The Merger Agreement provides that a “Company material adverse effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, has had, or would be reasonably likely to have, a materially adverse effect on the business, assets, properties or condition (financial or otherwise) of Flag Ship, taken as a whole, or the ability of Flag Ship to consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that neither party may rely on the failure of a condition to the merger if the failure was caused by that party’s failure to fulfill any of its obligations under the Merger Agreement. Any or all of the conditions described above may be waived, in whole or in part, by GFT or Flag Ship, to the extent legally allowed.

It currently is anticipated that the Effective Time of the Merger will occur during the third quarter of 2025, but neither GFT nor Flag Ship can guarantee when or if the Merger will be completed.

Termination Events

The Merger Agreement may be terminated at any time prior to the consummation of the Merger by mutual written consent of GFT and Flag Ship, and either party may terminate the Merger Agreement in the following circumstances:

●	if the Merger has not been consummated by December 31, 2025, or such other date as the Flag Ship Shareholders have extended the date by which Flag Ship must enter into a business combination, except that a party may not terminate the Merger Agreement on this basis if its failure to fulfill any of its obligations was a principal cause of the failure to consummate the Merger by such date; or

●	if any governmental entity of competent jurisdiction issues a final, non-appealable order, issued a law or takes any other action restraining or enjoining the consummation of the transactions contemplated by the Merger Agreement, except that a party may not terminate the Merger Agreement on this basis if such party’s actions or failure to act has contributed to such order, law or other action by a governmental entity resulting in such restraint or injunction.

Flag Ship may terminate the Merger Agreement prior to the completion of the merger:

●	if the independent directors of GFT cause its board to withdraw or amend its recommendation in favor of the Merger in a manner adverse to Flag Ship;

●	if the necessary approval of the shareholders of GFT shall not have been obtained; or

●	if GFT breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would result in a material adverse effect on GFT (in the case of representations and warranties) or GFT’s failure to perform in all material respects all of its obligations under the Merger Agreement (in the case of covenants and agreements) and (ii) has not been cured by GFT within 30 days after its receipt of written notice of such breach from Flag Ship.

GFT may terminate the Merger Agreement prior to the consummation of the merger:

●	if the independent directors of Flag Ship cause the Flag Ship Board to withdraw or amend its recommendation in favor of the Merger in a manner adverse to GFT;

●	if the necessary approval of the Flag Ship Shareholders shall not have been obtained; or

●	if Flag Ship breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (i) would result in a material adverse effect on Flag Ship (in the case of representations and warranties) or Flag Ship’s failure to perform in all material respects all of its obligations under the Merger Agreement (in the case of covenants and agreements) and (ii) has not been cured by Flag Ship within 30 days after its receipt of written notice of such breach from GFT.

Expenses

Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring those costs and expenses, except that expenses incurred in connection with the printing, filing and mailing of this proxy statement/prospectus will be shared equally by GFT and Flag Ship.

Amendment

The Merger Agreement and the disclosures schedules appended thereto may be amended only in a writing signed by GFT and Flag Ship at any time prior to the closing of the Merger.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

THE ANCILLARY AGREEMENTS

The following discussion summarizes material provisions of the ancillary agreements entered into or to be entered into pursuant to the Merger Agreement but does not purport to describe all of the terms thereof. The following discussion summarizes the material provisions of certain additional agreements. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto set forth in Appendix C to this proxy Statement/prospectus and are incorporated by reference into this proxy statement/prospectus. Flag Ship Shareholders are urged to read the ancillary agreements carefully and in their entirety.

Pubco Shareholders Lock-Up and Support Agreement

Pursuant to the Merger Agreement, GFT entered into a lock-up and support agreement with Flag Ship, Genesis River Technology Limited, and InnoValley Holdings Limited the shareholders of GFT (“Pubco Shareholders Lock-Up and Support Agreement”), with respect to GFT Ordinary Shares held by Genesis River Technology Limited and InnoValley Holdings Limited. In such Pubco Shareholders Lock-Up and Support Agreement, each holder agreed that, subject to certain exceptions, during the defined “Lock-Up Period”, it will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, any of the Parent Shares covered by such agreement (the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to effect any transaction specified in clause (i) or (ii). In addition, each GFT shareholder signatory to the Pubco Shareholders Lock-Up and Support Agreement agreed to vote all of its capital shares in GFT in favor of the Merger Agreement and the transactions contemplated thereby and any other proposal included in the Proxy Statement related to the Merger for which the GFT’s director has recommended that the GFT’s shareholders vote in favor and against any competing transaction.

As defined by the Pubco Shareholders Lock-Up and Support Agreement, the “Lock-Up Period” means, (i) with respect to 50% of the Restricted Securities, the period of time commencing on the closing of the Merger and expiring on the earlier of (A) the date that is six (6) months following the closing or (B) the date on which the closing trading price per GFT Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any thirty (30)-trading day period commencing after the closing, and (ii) with respect to the remaining 50% of the Restricted Securities, the period of time commencing on the closing of the Merger and expiring on the date this six (6) months following such closing date; or earlier in either case, if subsequent to the closing date, GFT completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their GFT Ordinary Shares for cash, securities or other property.

The agreed form of the Pubco Shareholders Lock-Up and Support Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description of the Pubco Shareholders Lock-Up and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Pubco Lock-Up and Support Agreement.

Sponsor Lock-Up Agreement

Pursuant to the Merger Agreement, Flag Ship and GFT also entered into a lock-up agreement with Whale Management Corporation (the “Sponsor”) (the “Sponsor Lock-Up Agreement”), with respect to the GFT Class A Ordinary Shares to be issued to it in consideration of its ordinary shares of Flag Ship. In such Sponsor Lock-Up Agreement, Sponsor agreed that, subject to certain exceptions, not to transfer the securities defined as “Locked-Up Private Placement Securities” in the Sponsor Lock-Up Agreement for a period of 30 days following the closing of the Merger. In addition, Sponsor agreed, subject to certain exceptions, not to transfer the securities defined as “Locked-Up Private Placement Securities” in the Sponsor Lock-Up Agreement for the same “Lock-Up Period” as applicable with respect to the Parent Lock-Up and Support Agreement. The term “transfer”, as used in the Sponsor Lock-Up Agreement, has the same meanings as ascribed to such term under the Parent Lock-Up and Support Agreement

The agreed form of the Sponsor Lock-Up Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Sponsor Lock-Up Agreement.

Sponsor Voting and Support Agreement

Concurrently with execution of the Merger Agreement, the Sponsor entered into a voting and support agreement with Flag Ship and GFT (the “Sponsor Voting and Support Agreement”). Under the Sponsor Voting and Support Agreement, the Sponsor thereto generally agreed to vote all of its capital shares in Flag Ship in favor of the Merger Agreement and the transactions contemplated thereby, each other Flag Ship Proposal and any other proposal included in the Proxy Statement related to the Merger for which Flag Ship’s board of directors has recommended that the Flag Ship Shareholders vote in favor and against any competing transaction. The Sponsor Voting and Support Agreement prevents transfers of the Flag Ship shares held by the Sponsor between the date of the Sponsor Voting and Support Agreement and the termination of the Sponsor Voting and Support Agreement, subject to certain limited exceptions.

The Sponsor Voting and Support Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement and (b) the Effective Time.

A copy of the Sponsor Voting and Support Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description of the Sponsor Voting and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Sponsor Voting and Support Agreement.

Amended and Restated Registration Rights Agreement

Pursuant to the Merger Agreement, GFT, the Company and certain Investors (as defined in the Amended and Restated Rights Registration Agreement), as applicable, entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), to be effective as of the Closing, pursuant to which GFT agreed to file a registration statement as soon as practicable upon receipt of a written request from certain shareholders to register the resale of certain registrable securities under the Securities Act, subject to required notice provisions to other parties thereto. GFT has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The Registration Rights Agreement also provides that Parent will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their Company securities or Parent securities.

A copy of the Registration Rights Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement.

Termination Agreement

As previously disclosed, on October 21, 2024, Flag Ship entered into the GRT Merger Agreement with GRT and GRT Merger Sub. On April 18, 2025, pursuant to the GRT Merger Agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement. The Termination Agreement also provides that each other agreement among the parties relating to the GRT Merger Agreement is automatically terminated concurrently with the termination of the GRT Merger Agreement. The Termination Agreement also provides for a mutual release of claims among the parties and their affiliates, except for liabilities arising from or relating to any knowing or intentional breach of a representation, a warranty or a covenant of the GRT Merger Agreement. No party will be required to pay a termination fee as a result of the mutual decision to enter into the Termination Agreement.

PROPOSAL 2: THE FLAG SHIP MERGER PROPOSAL

Overview

Flag Ship is asking holders of Flag Ship Shares to approve the entry into the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger. As part of the Merger, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Company. Because Flag Ship is holding a shareholder vote on the Merger and a special resolution is required under Cayman Islands law to authorise the Cayman Plan of merger, the Flag Ship Charter provides that Flag Ship may consummate the Merger only if it is approved by a special resolution, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Flag Ship Extraordinary General Meeting, assuming that a quorum is present. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution.

Resolutions to be Voted Upon

The full text of the resolutions to be passed is as follows:

“RESOLVED, as special resolutions, that subject to the approval of the Business Combination Proposal, Flag Ship be authorized to merge with GFT Merger Sub Limited (“Merger Sub”) so that Merger Sub will be the surviving company (“Surviving Company”) and all the undertaking, property, rights, privileges, agreements, powers and franchises, liabilities and duties of Flag Ship and Merger Sub vest in the Surviving Company by virtue of such merger, pursuant to the Companies Act (as Revised) of the Cayman Islands and the Cayman Plan of Merger (as defined below); the plan of merger substantially in the form appended to the proxy statement/prospectus as Appendix D (the “Cayman Plan of Merger”) as the same may be amended from time to time, and the consummation of the Merger and remaining transactions contemplated thereby, be authorized, approved and confirmed in all respects, and Flag Ship be authorized to enter into the Merger and the Cayman Plan of Merger.”

Vote Required for Approval

Approval of the Cayman Plan of Merger requires a special resolution under Cayman Islands law, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the Shareholder Meeting. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

The approval of Flag Ship Merger Proposal is conditioned on the approval of the Business Combination Proposal and the NTA Amendment Proposal, unless the net tangible asset condition in the Flag Ship Charter is satisfied and the NTA Amendment Proposal is not considered a Condition Precedent Proposal.

Recommendation of the Board

THE FLAG SHIP BOARD UNANIMOUSLY RECOMMENDS THAT FLAG SHIP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

PROPOSAL 3: THE FLAG SHIP NTA AMENDMENT PROPOSAL

Overview

The Flag Ship NTA Amendment Proposal, or the “NTA Amendment Proposal”, is a proposal to approve, by special resolution, an amendment to Flag Ship’s current amended and restated memorandum and articles of association, which shall be effective, if approved, immediately prior to the consummation of the proposed Merger, by deleting Article 36.5(c) thereof in its entirety, which provides that “[i]n no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination.” This provision restricts Flag Ship from redeeming its Ordinary Shares to the extent that such redemption would cause its net tangible assets to be less than $5,000,001 in connection with a tender offer or a vote held to approve a proposed business combination or a shareholder vote to approve an amendment to Flag Ship’s amended and restated memorandum and articles of association that would either (i) modify the substance or timing of our obligation to redeem our public shares if we do not complete our initial business combination within the permitted time frame or (ii) with respect to the other provisions relating to shareholders’ rights or pre-business combination activity. Due to this provision, Flag Ship would not be able to complete its initial business combination if shareholder redemptions made in connection with a meeting of its shareholders to approve its initial business combination would cause its net tangible assets to be less than US$5,000,001. The purpose of this NTA Amendment is to remove the prohibition on redemptions of Flag Ship’s Ordinary Shares in an amount that causes Flag Ship’s net tangible assets to be less than $5,000,001 in connection with these scenarios. This amendment, if approved, would become effective immediately prior to the consummation of the proposed Merger.

Why Flag Ship Needs Shareholder Approval

Flag Ship shareholders are being asked to adopt the proposed amendment to Flag Ship’s current amended and restated memorandum and articles of association prior to the Closing, which, in the judgment of the Flag Ship Board, may facilitate the consummation of the Business Combination. Flag Ship’s current amended and restated memorandum and articles of association limits Flag Ship’s ability to redeem Flag Ship Ordinary Shares in connection with a business combination, if such redemptions would cause Flag Ship to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the Flag Ship Ordinary Shares are not deemed to be “penny stocks” pursuant to Rule 3a51-1(g) under the Exchange Act (the “NTA Rule”). Flag Ship is proposing to amend its current effective memorandum and articles of association to remove this limitation.

The NTA Rule is one of several exclusions from the “penny stock” rules of the SEC and Flag Ship believes that it may rely on another exclusion, which relates to it being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Because the Flag Ship Ordinary Shares should not be deemed to be “penny stocks” as such securities are listed on a national securities exchange, Flag Ship is presenting the NTA Amendment Proposal to facilitate the consummation of the Business Combination. The prohibition on redemptions of Flag Ship Ordinary Shares in an amount that would cause Flag Ship’s net tangible assets to be less than $5,000,001 in connection with any vote held to approve a proposed business combination will apply in connection with the Merger Proposal unless Flag Ship’s current amended and restated memorandum and articles of association are amended to remove such prohibition. If the Business Combination is consummated, then Flag Ship’s current amended and restated memorandum and articles of association, as amended by the NTA Amendment if the NTA Amendment Proposal is approved, will be further amended in connection with the Closing of the Merger.

Rule 419 Blank Check Companies and “Penny Stock” Issuers

As disclosed in Flag Ship’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, Flag Ship may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions, including the NTA Rule and the Exchange Rule. Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many SPACs, Flag Ship included the net tangible asset limitation in its memorandum and articles of association in order to ensure that through the consummation of its initial business combination it would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

Reliance on Rule 3a51-1(a)(2).

The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. Flag Ship’s securities are listed on Nasdaq and have been so listed since the consummation of the IPO. Flag Ship believes that The Nasdaq Global Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it can therefore rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, Flag Ship believes that the net tangible asset limitation is unnecessary so long as it meets the requirements of the Exchange Rule.

Reasons for the Proposed NTA Amendment

Flag Ship believes that it can rely on the exclusion from the penny stock rules provided by the Exchange Rule which would not impose restrictions on Flag Ship’s net tangible assets. While Flag Ship does not believe the failure to satisfy the net tangible asset limitation subjects it to the SEC’s penny stock rules, since this limitation is included in its current effective memorandum and articles of association, if the NTA Amendment Proposal is not approved, Flag Ship may not be able to consummate the Merger.

Resolutions to be Voted Upon

The full text of the resolution to be proposed is as follows: “RESOLVED, as a special resolution, with effect immediately prior to the consummation of the proposed Merger, that Article 36.5(c) of Flag Ship’s amended and restated articles and memorandum of association, which provides that “[i]n no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination” be deleted in its entirety.”

Vote Required for Approval

Approval of the NTA Amendment Proposal requires a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of shareholders entitled to vote, in person or by proxy, at the Extraordinary General Meeting. Abstentions and broker non-votes will have no effect on the NTA Amendment Proposal. Because shareholder approval of the NTA Amendment Proposal is a condition precedent proposal to the completion of the Business Combination (unless the net tangible asset requirement of Flag Ship’s current amended and restated memorandum and articles of association is satisfied), if the NTA Amendment Proposal is considered to be a Condition Precedent Proposal but is not approved by the shareholders, the Business Combination will not occur.

Adoption of the NTA Amendment Proposal is conditioned upon the adoption of the other Condition Precedent Proposals. If the other Condition Precedent Proposals are not approved, this NTA Amendment Proposal will have no effect, even if approved by Flag Ship’s shareholders.

Recommendation of the Board

THE FLAG SHIP BOARD UNANIMOUSLY RECOMMENDS THAT FLAG SHIP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA AMENDMENT PROPOSAL.

PROPOSAL 4: THE FLAG SHIP ADJOURNMENT PROPOSAL

The Flag Ship Adjournment Proposal, if presented, will direct the chairman of the Flag Ship Extraordinary General Meeting to use his powers under the Flag Ship Charter to adjourn the Flag Ship Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Flag Ship Adjournment Proposal will only be presented to Flag Ship Shareholders in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Flag Ship Extraordinary General Meeting to approve the Business Combination Proposal or the Flag Ship Merger Proposal. The Flag Ship Adjournment Proposal does not require the approval of any other proposal to be effective.

Consequences if the Flag Ship Adjournment Proposal is Not Approved

If based on the tabulated votes, there are not sufficient votes at the time of the Flag Ship Extraordinary General Meeting to approve the Business Combination Proposal or the Flag Ship Merger Proposal, the Chairman of the Flag Ship Extraordinary General Meeting will have no obligation to exercise his discretion to adjourn the Flag Ship Extraordinary General Meeting to a later date (albeit that the Chairman may still exercise that discretion if he wishes). It is important for you to note that in the event that either the Business Combination Proposal or the Flag Ship Merger Proposal does not receive the requisite vote for approval, then Flag Ship will not consummate the Merger. If Flag Ship does not consummate the Merger and fails to complete an initial business combination by June 20, 2026, Flag Ship will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in the Trust Account to the Flag Ship Public Shareholders.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that there are insufficient proxies received at the time of the Shareholder Meeting to authorize and approve the Business Combination Proposal, the Flag Ship Merger Proposal, or the Flag Ship NTA Amendment Proposal at the Shareholder Meeting, the chairman of the Shareholder Meeting be instructed to adjourn the Shareholder Meeting in order to allow Flag Ship to solicit additional proxies in favor of the approval of either the Business Combination Proposal, the Flag Ship Merger Proposals, and the Flag Ship NTA Amendment Proposal.”

Vote Required for Approval

Approval and adoption of Flag Ship Adjournment Proposal, if presented, requires the affirmative vote of the holders of more than 50% of Flag Ship Shares entitled to vote which are present (in person or by proxy) and are voted at the Flag Ship Extraordinary General Meeting. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

Recommendation of the Flag Ship Board

THE FLAG SHIP BOARD UNANIMOUSLY RECOMMENDS THAT FLAG SHIP SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE FLAG SHIP ADJOURNMENT PROPOSAL, IF PRESENTED.

MATERIAL TAX CONSEQUENCES

The following summary of certain taxation consequences of acquiring securities in GFT, who is incorporated in Hong Kong but operation is mainly through its operating subsidiaries in mainland China, and whose stocks are listed in Korea, all of which are subject to change. This summary does not address all possible tax consequences relating to an investment GFT Class A ordinary shares, such as tax consequences under state, local, and other tax laws. You should consult your own tax advisers with respect to your particular circumstances.

Mainland China Enterprise Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the EIT Law, which was promulgated on March 16, 2007 and last amended on December 29, 2018, and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC which was promulgated on December 6, 2007 and further amended on April 23, 2019, the income tax for both domestic and foreign-invested enterprises is at the same rate of 25%. Furthermore, resident enterprises, which refer to enterprises that are set up in accordance with mainland China laws, or that are set up in accordance with the law of the foreign country (region) but with its actual administration institution in mainland China, shall pay enterprise income tax originating both within and outside mainland China. While non-resident enterprises that have set up institutions or premises in mainland China shall pay enterprise income tax in relation to the income originating from mainland China and obtained by their institutions or establishments, and the income incurred outside mainland China but there is an actual relationship with the institutions or establishments set up by such enterprises. Where non-resident enterprises that have not set up institutions or establishments in mainland China, or where institutions or establishments are set up but there is no actual relationship with the income obtained by the institutions or establishments set up by such enterprises, they shall pay enterprise income tax in relation to the income originating from mainland China at the rate of 20%.

Value-Added Tax (“VAT”)

Pursuant to the Provisional Regulations on Value-added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in mainland China engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax promulgated on March 23, 2016 and as amended on July 11, 2017, December 25, 2017 and March 20, 2019 respectively, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively.

Withholding Income Tax

Pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, which was last amended on 6 December 2019, a company incorporated in Hong Kong will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds 25% or more equity interest in such PRC subsidiary at the time of the distribution, or at a rate of 10% on dividends it receives from its PRC subsidiary if it holds less than 25% equity interest in such PRC subsidiary at the time of the distribution.

Stamp Duty

The transfer of GRT Class A Ordinary Shares is not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Material U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Flag Ship Shares or rights who acquire GFT Class A Ordinary Shares or rights pursuant to the Merger and, solely to the extent specifically set forth below under “—Material U.S. Federal Income Tax Consequences to Existing Holders of GFT Shares,” existing holders of GFT Class A Ordinary Shares prior to the Merger. This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder of Flag Ship Shares or rights. The summary does not address any U.S. tax matters other than those specifically discussed. The summary is based on the provisions of the Code, existing, temporary and proposed Treasury Regulations issued thereunder, judicial decisions and administrative rulings and pronouncements and other legal authorities, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein. The following discussion, except as described below, to the extent that it addresses matters of United States federal income tax law or legal conclusions with respect thereto currently applicable to the holders described herein as of the date hereof, while not purporting to discuss all possible United States federal income tax consequences of the Merger or the investment in, sale of or other disposition of the GFT Class A Ordinary Shares or rights, constitutes (subject to the qualifications, assumptions, limitations and exceptions set forth therein) the opinion of Miller Canfield Paddock and Stone, P.L.C.

The discussion below applies only to U.S Holders that hold Flag Ship Shares or rights or GFT Class A Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the tax consequences that may be relevant to U.S. Holders who, in light of their particular circumstances, may be subject to special tax rules, including without limitation:

●	insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, brokers or dealers in securities or foreign currencies, banks and other financial institutions, mutual funds, retirement plans, traders in securities that elect to mark to market, certain former U.S. citizens or long-term residents;

●	U.S. Holders that are classified for U.S. federal income tax purposes as partnerships and other pass-through entities and investors therein;

●	U.S. Holders who hold Flag Ship Shares or rights or GFT Class A Ordinary Shares as part of a hedge, straddle, constructive sale, conversion, or other integrated or risk-reduction transaction, as “qualified small business stock,” within the meaning of Section 1202 of the Code or as Section 1244 stock for purposes of the Code;

●	U.S. Holders who hold Flag Ship Shares or rights or GFT Class A Ordinary Shares through individual retirement or other tax-deferred accounts;

●	U.S. Holders that have a functional currency other than the U.S. dollar;

●	U.S. Holders who are subject to the alternative minimum tax provisions of the Code or the tax on net investment income imposed by Section 1411 of the Code;

●	U.S. Holders who own a direct or indirect interest in GFT Class A Ordinary Shares other than those shares acquired in the Merger;

●	U.S. Holders who acquired Flag Ship Shares or rights pursuant to the exercise of employee incentive stock options or otherwise as compensation or in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

●	U.S. Holders who hold or held, directly or indirectly, or are treated as holding or having held under applicable constructive attribution rules, 10% or more of the stock of Flag Ship or GFT, measured by voting power or value.

Any such U.S. Holders should consult their own tax advisors regarding the treatment of the Merger to them. Further, with respect to U.S. Holders of Flag Ship Shares or rights whose shares were subject to vesting restrictions at the time such shares were acquired, the discussion assumes that a valid Code Section 83(b) election was made with respect to such shares. Finally, the following discussion does not address the tax consequences under U.S. federal non-income tax laws, state, local or non-U.S. tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options, warrants or other rights to purchase Flag Ship Shares in anticipation of the Merger or the exercise by U.S. Holders of Redemption Rights.

For purposes of this discussion, a “U.S. Holder” means a holder of Flag Ship Shares or rights or, as context requires, GFT Class A Ordinary Shares that is or is treated as, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia or any entity treated as such for U.S. federal income tax purposes, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration over which a U.S. court exercises primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control, or (B) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code.

If a partnership or other pass-through entity (including any entity or arrangement treated as such for purposes of U.S. federal income tax law) holds Flag Ship Shares or rights or GFT Class A Ordinary Shares, the tax treatment of a partner of such partnership or member of such entity will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other pass-through entities holding Flag Ship Shares or rights or GFT Class A Ordinary Shares, and any person who is a partner or member of such entities should consult their own tax advisors regarding the tax consequences of the Merger.

Neither GFT nor Flag Ship has requested or will request a ruling from the Internal Revenue Service (the “IRS”) in connection with the Merger or related transactions. Accordingly, the discussion below neither binds the IRS or the courts, and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court. In addition, pursuant to the Merger Agreement, GFT makes no representations or warranties to any shareholder regarding the tax consequences of the Merger.

Material U.S. Federal Income Tax Consequences to Existing Holders of GFT Shares

Holders of GFT Class A Ordinary Shares (whether or not U.S. Holders, and, in each case, as described below, whether or not GFT or Flag Ship are treated as a PFIC for U.S. federal income tax purposes or the Merger qualifies as a Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the Merger.

Passive Foreign Investment Company Considerations

General

A non-United States corporation, such as GFT or Flag Ship, will be classified as a PFIC for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For this purpose, a foreign corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other non-U.S. corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

PFIC Classification of GFT

Based upon its current income and assets (taking into account the proceeds from this offering) and projections as to the value of the GFT Class A Ordinary Shares following the offering, it is not presently expected that GFT will be classified as a PFIC for the taxable year in which the Merger occurs or the foreseeable future.

The determination of whether GFT will be or become a PFIC will depend upon the composition of its income (which may differ from GFT’s historical results and current projections) and assets and the value of its assets from time to time, including, in particular the value of its goodwill and other unbooked intangibles (which may depend upon the market value of the GFT Class A Ordinary Shares from time to time and may be volatile). The estimated value of GFT’s goodwill and other unbooked intangibles, for this purpose, takes into account GFT’s anticipated market capitalization following the close of the Merger. Among other matters, if GFT’s market capitalization is less than anticipated or subsequently declines, GFT may be classified as a PFIC for the taxable year in which the Merger occurs or future taxable years. It is also possible that the IRS may challenge the classification or valuation of GFT’s assets, including its goodwill and other unbooked intangibles, or the classification of certain amounts received by GFT, which may result in GFT being, or becoming classified as, a PFIC for the taxable year in which the Merger occurs or future taxable years.

The determination of whether GFT will be or become a PFIC may also depend, in part, on how, and how quickly, it uses liquid assets and the cash acquired from Flag Ship in the Merger or otherwise. If GFT were to retain significant amounts of liquid assets, including cash, the risk of GFT being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that GFT will not be a PFIC for the taxable year in which the Merger occurs or any future taxable year, and no opinion of counsel has or will be provided regarding the classification of GFT as a PFIC. If GFT were classified as a PFIC for any year during which a holder held GFT Class A Ordinary Shares, it generally would continue to be treated as a PFIC for all succeeding years during which such holder held such GFT Class A Ordinary Shares.

The discussion below under “—Material U.S. Federal Income Tax Consequences of Holding GFT Class A Ordinary Shares—Dividends Paid on Ordinary Shares” and “—Material U.S. Federal Income Tax Consequences of Holding GFT Class A Ordinary Shares—Sale or Other Disposition of Ordinary Shares” is written on the basis that GFT will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if GFT is classified as a PFIC for the taxable year in which the Merger occurs or any subsequent taxable year are discussed below under “Material U.S. Federal Income Tax Consequences of Holding GFT Class A Ordinary Shares—Passive Foreign Investment Company Rules.”

PFIC Classification of Flag Ship

Because, prior to the Merger, Flag Ship is a blank check company, with no current active business, it is likely that Flag Ship will meet the PFIC asset or income test for its current taxable year and prior taxable years. However, the classification of Flag Ship as a PFIC will depend on the composition of its assets and income, and no opinion of counsel has or will be provided regarded Flag Ship’s classification as a PFIC. The remainder of this summary generally assumes Flag Ship will classified as a PFIC for United States federal income tax purposes, unless specifically stated otherwise.

Material U.S. Federal Income Tax Consequences of the Merger

Qualification of the Merger as a Reorganization

The Merger is intended to qualify as a Reorganization. In order for the Merger to qualify as a Reorganization, among other requirements, it is necessary that GFT either (i) continue Flag Ship’s historic business or (ii) use a significant portion of Flag Ship’s historic business assets in a business. There is no authority applying this test to the acquisition of a blank check company in a transaction comparable to the Merger. Consequently, it is unclear under applicable law whether Flag Ship’s operations and assets acquired in the Merger will qualify as a historic business or historic business assets for this purpose. If they do not so qualify, then the Merger will not qualify as a Reorganization. Additionally, in order for the Merger to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in Flag Ship be preserved in the Merger. It is unclear whether Redemption Rights will be exercised by Flag Ship Public Shareholders to a degree that will prevent a substantial part of the value of the propriety interests in Flag Ship from being preserved for this purpose. If it is not so preserved, then the Merger will not qualify as a Reorganization.

The qualification of the Merger as a Reorganization may be subject to challenge by the IRS or another taxing authority. If the IRS were to successfully challenge the Reorganization status of the Merger, the Merger will be a fully taxable transaction for U.S. federal income tax purposes. Neither GFT nor Flag Ship nor any other party to the Merger Agreement makes any representations or provides any assurances regarding the tax treatment of the Merger, including whether the Merger qualifies as Reorganization, or any related transactions. Furthermore, because of the legal and factual uncertainties described above, it is unclear whether the Merger will qualify as a Reorganization, and, as a result, an opinion of counsel will be provided regarding the qualification of the Merger as a reorganization. Except as specifically discussed below, the remainder of the discussion is generally drafted on the basis that the Merger will qualify for U.S. federal income tax purposes as a Reorganization.

IN LIGHT OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH HOLDER OF FLAG SHIP SHARES OR RIGHTS IS URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER AND OF HOLDING GFT CLASS A ORDINARY SHARES, INCLUDING STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND ANY RELATED TRANSACTIONS IN LIGHT OF SUCH HOLDER’S OWN TAX SITUATION.

Consequences if the Merger Qualifies as a Reorganization

Assuming that the Merger qualified as a Reorganization, and subject to the additional requirements described below under “—Application of the PFIC Rules to the Merger,” the U.S. federal income tax consequences of the Merger are generally as follows:

●	A U.S. Holder of Flag Ship Shares who receives GFT Class A Ordinary Shares in exchange for his or her Flag Ship Shares will not recognize gain or loss in respect of such exchange.

●	The aggregate tax basis of the GFT Class A Ordinary Shares that are received in the Merger by each U.S. Holder will be equal to the aggregate tax basis of the Flag Ship Shares surrendered in exchange for such GFT Class A Ordinary Shares.

●	The holding period the GFT Class A Ordinary Shares received in the Merger will include the period during which the Flag Ship Shares surrendered in exchange for such GFT Class A Ordinary Shares were held, provided that such GFT Class A Ordinary Shares were held as capital assets at the time of the Merger.

The U.S. federal tax treatment of the Flag Ship rights in the Merger is not entirely clear. If the Flag Ship rights are treated as “securities” for purposes of Section 354 of the Code (because they are economically similar to warrants with a zero strike price, and warrants are “securities” for such purpose), then generally a U.S. Holder of Flag Ship rights who receives GFT Class A Ordinary Shares in exchange for his or her Flag Ship rights will not recognize gain or loss in respect of such exchange. However, if the Flag Ship rights are not treated as “securities” for this purpose, U.S. Holders of Flag Ship rights would generally be subject to tax as described below under “—Consequences if the Merger Fails to Qualify as a Reorganization.”

Application of the PFIC Rules to the Merger

If the Merger qualifies as a Reorganization, and if Flag Ship is treated as a PFIC for any taxable year during a U.S. Holder’s holding period, under proposed Treasury regulations, such U.S. Holder will generally be required to recognize any gain (but not loss) realized in the Merger, unless either:

●	GFT is treated as a PFIC for its taxable year that includes the Merger; or

●	Solely with respect to gain realized in respect of Flag Ship Shares (but not Flag Ship rights), Flag Ship is treated as a “pedigreed QEF” with respect to a U.S. Holder.

As described above under “—Passive Foreign Investment Company Considerations—PFIC Classification of GFT,” it is not expected that GFT will be a PFIC for the year in which the Merger occurs.

Generally, Flag Ship will be a pedigreed QEF with respect to a U.S. Holder of Flag Ship Shares if the U.S. Holder timely made a QEF election with respect to Flag Ship for the first year of the U.S. Holder’s holding period in its Flag Ship Shares during which Flag Ship was treated as a PFIC and the U.S. Holder has properly maintained such election for the U.S. Holder’s remaining holding period (or timely made a QEF election with respect to a later year, maintained such election for the U.S. Holder’s remaining holding period, and made a purging election to recognize income with respect to any prior years before the effectiveness of such QEF election during which Flag Ship was treated as a PFIC).

The exception in the second bullet above, although not entirely clear, likely would not apply to Flag Ship rights, even if a QEF election was timely made and maintained by a U.S. Holder.

Generally, if a U.S. Holder of Flag Ship Shares or rights is required to recognize gain under the PFIC rules:

●	The gain will be allocated ratably over the U.S. Holder’s holding period for the Flag Ship Shares or rights;

●	The amount of gain allocated to the taxable year of the Merger and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Flag Ship is classified as a PFIC, or a “pre-PFIC year,” will be taxable as ordinary income; and

●	The amount of gain allocated to each taxable year other than the taxable year of the Merger or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Notwithstanding the foregoing, if a U.S. Holder of Flag Ship Shares has made an effective “mark-to-market” election with respect to its Flag Ship Shares, any gain recognized in the Merger will be treated as ordinary income and the interest charge described above will not be imposed.

Each U.S. Holder of Flag Ship Shares or rights is urged to consult its tax advisor concerning the United States federal income tax consequences of the Merger if Flag Ship is a PFIC, including the possibility of making a QEF election, purging election, or mark-to-market election.

Reporting Requirements

Whether or not the additional requirements of the PFIC rules apply, if the Merger qualifies as a Reorganization, as provided in Treasury Regulations Section 1.368-3(d), each U.S. Holder of Flag Ship stock or securities who receives GFT Class A Ordinary Shares in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such Reorganization. Additionally, each Flag Ship shareholder who owns immediately before the Merger one percent (1%) or more, by vote or value, of the stock of Flag Ship, and each holder with a basis in its Flag Ship securities of $1.0 million or more generally will be required to file a statement with its U.S. federal income tax return for the year of the Merger. As provided in Treasury Regulations Section 1.368-3(b), the statement must set forth the U.S. Holder’s basis in, and the fair market value of, the Flag Ship Shares cancelled and extinguished in the Merger, the date of the Merger, and certain information related to the parties to the Merger.

Consequences if the Merger Fails to Qualify as a Reorganization

If the Merger fails to qualify as a Reorganization, U.S. Holders of Flag Ship Shares or rights would be treated as if they sold their Flag Ship Shares or rights in a fully taxable transaction. In such event, each U.S. Holder would recognize gain or loss with respect to the disposition of each of his or her Flag Ship Shares or rights equal to the difference between (i) the U.S. Holder’s adjusted basis in each such shares or rights and (ii) the fair market value of the GFT Class A Ordinary Shares received in the Merger.

If Flag Ship was not characterized as a PFIC during a U.S. Holder’s holding period in its Flag Ship Shares or rights, such gain or loss with respect to Flag Ship Shares and rights would be capital gain or loss. If Flag Ship is a PFIC and a “pedigreed QEF” with respect to a U.S. Holder, as described above under “—Application of the PFIC Rules to the Merger,” such gain or loss with respect to Flag Ship Shares (but not Flag Ship rights) would be treated as capital gain or capital loss. Capital gain or loss will be long-term capital gain or loss if the Flag Ship Shares or rights were held for more than one year. Long-term capital gains of noncorporate taxpayers are taxed at a preferential rate. Capital gain that is not long term capital gain is taxed at ordinary income tax rates.

If Flag Ship is treated as a PFIC with respect to a U.S. Holder and the exceptions in the second sentence of the preceding paragraph does not apply, any gain recognized by a U.S. Holder with respect to the disposition of Flag Ship Shares or rights would be taxed as described above under “—Application of the PFIC Rules to the Merger.” Recognized loss would be treated as capital loss.

For corporate U.S. Holders, capital losses can be deducted only to the extent of capital gains, and, for individual U.S. Holders, capital losses are similarly deductible up to the extent of capital gains, but may be further deductible up to a maximum of $3.0 thousand in any one taxable year.

The amount and character of gain or loss would be computed separately for each block of Flag Ship Shares or rights that was purchased by the holder in the same transaction. For purposes of the foregoing, a block of Flag Ship Shares or rights generally consists of those shares of a particular class of securities of the Flag Ship that were acquired at the same time and at the same price. A U.S. Holder’s aggregate tax basis in the GFT Class A Ordinary Shares so received would equal their fair market value, and a U.S. Holder’s holding period for such GFT Class A Ordinary Shares would begin the day after the Merger.

Material U.S. Federal Income Tax Consequences of Holding GFT Class A Ordinary Shares

Dividends Paid on Ordinary Shares

Subject to the PFIC rules described below, any cash distributions (including constructive distributions) paid on GFT Class A Ordinary Shares out of GFT’s current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder of ordinary shares. Because GFT does not intend to determine its earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. GFT believes it is eligible for the benefits of the United States-China income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose and includes an exchange of information program), in which case it would be treated as a qualified foreign corporation with respect to dividends paid on the ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the GFT Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder of GFT Class A Ordinary Shares or ordinary shares will generally recognize capital gain or loss, if any, upon the sale or other disposition of GFT Class A Ordinary Shares or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such GFT Class A Ordinary Shares or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the GFT Class A Ordinary Shares or ordinary shares have been held for more than one year and will generally be United States source capital gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation.

Passive Foreign Investment Company Rules

If GFT is classified as a PFIC for any taxable year during which a U.S. Holder holds the GFT Class A Ordinary Shares, unless the holder makes a mark-to-market election (as described below), the holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether GFT remains a PFIC, on (i) any excess distribution that GFT make to the holder (which generally means any distribution paid during a taxable year to a holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the holder’s holding period for the Ordinary Shares or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of GFT Class A Ordinary Shares, ordinary shares or warrants. Under the PFIC rules:

●	The excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the GFT Class A Ordinary Shares;

●	The amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which GFT is classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	The amount of the excess distribution or gain allocated to each taxable year other than the taxable year of the distribution or disposition or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If GFT is a PFIC for any taxable year during which a U.S. Holder holds the GFT Class A Ordinary Shares, ordinary shares and any of its non-United States subsidiaries is also a PFIC, such holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of GFT’s subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the GFT Class A Ordinary Shares, provided that the GFT Class A Ordinary Shares are “regularly traded” (as specially defined under the Code) on The Nasdaq Global Market. No assurances may be given regarding whether the GFT Class A Ordinary Shares will qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that GFT is a PFIC the excess, if any, of the fair market value of GFT Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such GFT Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the GFT Class A Ordinary Shares over the fair market value of such GFT Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the GFT Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that GFT is a PFIC any gain recognized upon the sale or other disposition of the GFT Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. U.S. Holders of GFT’s Class A Ordinary Shares should consult their tax advisors regarding the availability of a mark-to-market election with respect to such GFT Class A Ordinary Shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the GFT Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any of GFT’s non-United States subsidiaries that is classified as a PFIC.

GFT does not intend to provide information necessary for U.S. Holder’s to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. However, as described above under “Passive Foreign Investment Company Considerations—PFIC Classification of GFT,” it is not presently expected that GFT will be classified as a PFIC for the taxable year in which the Merger occurs or the foreseeable future.

As discussed above under “Dividends Paid on Ordinary Shares”, dividends that GFT pays on the GFT Class A Ordinary Shares or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if GFT is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the GFT Class A Ordinary Shares or ordinary shares during any taxable year that GFT is a PFIC, the holder must file an annual information return with the IRS. Each holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing GFT Class A Ordinary Shares or ordinary shares if GFT is or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting and backup withholding

Certain holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50.0 thousand (or a higher U.S. dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a holder is required to submit such information to the IRS and fails to do so.

In addition, holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the GFT’s GFT Class A Ordinary Shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of GFT’s GFT Class A Ordinary Shares by a paying agent within the United States to a holder, other than holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of GFT’s GFT Class A Ordinary Shares within the United States to a holder (other than holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

●	a resident of Korea;

●	a corporation with its head office, principal place of business or place of effective management in Korea; or

●	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on GFT Ordinary Shares

We will not deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax) since the dividends paid by foreign corporation would not be deemed Korean sourced income.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the GFT Class A Ordinary Shares. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any ordinary shares in which you hold an interest and which gives rise to capital gains are effectively connected with such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your GFT Class A Ordinary Shares giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for an aggregate of 183 days or more during a given taxable year.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Inheritance Tax and Gift Tax

If you die while holding a GFT Class A Ordinary Shares or donate a GFT Class A Ordinary Share, your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax presently at the rate of 10% to 50%, provided that the value of the GFT Class A Ordinary Shares is greater than a specified amount.

At present, Korea has not entered into any tax treaty relating to inheritance tax or gift tax.

Securities Transaction Tax

Under the Securities Transaction Tax Law, the transfer of securities listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

INFORMATION ABOUT THE COMPANIES

Great Future Technology Inc.

71 Fort Street, PO Box 500

George Town

Grand Cayman KY1-1106

Cayman Islands

GFT is a holding company incorporated under the laws of the Cayman Islands. Its operation subsidiaries in China are manufacturers of function coating materials, precision coating bonding materials, precision coating protective materials and polymer film materials for 5G, consumer electronics, flexible display, automotive, semiconductors, IC, new energy, furniture, and construction industries. Its products include nanoporous materials, biaxially oriented optical grade BOPET, CPI film, explosion-proof film, electromagnetic shielding film, optical adhesive full lamination, PO acid-resistant film, TAC hardening, MLCC release film, photovoltaic backsheet film, laser TV screen, optical protective film, functional tap, lithium battery (aluminum plastic film, ear tap, tape), high-frequency and high-speed ultra-thin flexible copper clad laminates. GFT’s business address is No. 26 Tonggang Road, Changying Town, Jiangyin City, Jiangsu Province, its website address is: www.en.tonglioptech.com

Flag Ship Acquisition Corporation

260 Madison Avenue

8th Floor

New York, NY, 10016

Phone: 646 216-2000

Flag Ship is a blank check company incorporated in the Cayman Islands as a business company with limited liability (meaning that its shareholders have no liability, as members of Flag Ship, for the liabilities of Flag Ship over and above the amount already paid for their shares) and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities, which is referred to throughout this proxy statement/prospectus as an initial business combination.

Flag Ship units trade on The Nasdaq Global Market under the symbol “FSHPU.” Commencing on June 20, 2024, the securities comprising the units began separate trading. The units, ordinary shares, and rights are trading on The Nasdaq Global Market under the symbols “FSHPU,” “FSHP,” and “FSHPR,” respectively.

GFT Merger Sub Limited

GFT Merger Sub Limited was incorporated in the Cayman Islands on September 5, 2024 solely to participate in the Merger and has never conducted any other business.

OTHER INFORMATION RELATED TO FLAG SHIP

General

Flag Ship is a blank check company incorporated in the Cayman Islands on May 14, 2018. Flag Ship was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities.

On June 17, 2024, Flag Ship consummated the IPO of 6,000,000 units. Each unit consists of one ordinary shares of US$0.001 par value per share, and one right to receive one-tenth of one ordinary share upon the consummation of its initial business combination, pursuant to a registration statement on Form S-1 (File No. 333-261028). The units were sold in the IPO at an offering price of $10.00 per unit, generating gross proceeds of $60.0 million (before underwriting discounts and commissions and offering expenses). Flag Ship had also granted the underwriters in the IPO a 45-day option to purchase up to 900,000 additional units to cover over-allotments, if any and on June 18, 2024, the underwriters elected to exercise the over-allotment option in full, resulting in the sale of 900,000 additional units for additional gross proceeds of $9,000,000.

Simultaneously with the consummation of the IPO, Flag Ship completed a private placement of 238,000 units, issued to the SPAC Sponsor, generating gross proceeds of $2.38 million. Accordingly, as of June 20, 2024, a total of $69,000,000 (which amount includes $1,725,000 of the underwriters’ deferred discount), comprised of proceeds from the IPO and the sale of the private placement units, was placed in a U.S.-based trust account at Wilmington Trust, N.A., as trustee for the benefit of Flag Ship Public Shareholders.

Flag Ship’s units began trading on June 20, 2024 on The Nasdaq Global Market under the symbol “FSHPU.” Commencing on June 20, 2024, the securities comprising the units began separate trading. The units, ordinary shares and rights are trading on The Nasdaq Global Market under the symbols “FSHPU,” “FSHP,” and “FSHPR,” respectively.

Flag Ship has until September 20, 2025 to consummate a business combination. However, our Sponsor may extend the time frame for us to complete a business combination by up to an additional 9 months (for a total period of up to 24 months from our initial public offering) provided that it (or its designee) deposits the required amount of funds into the trust account for each monthly extension. Holders of our securities will not have to right to approve or disapprove any such monthly extension. Further, holders of our securities will not have the right to seek or obtain redemption in connection with any such extension.

On August 26, 2025, Flag Ship held an extraordinary general meeting of shareholders. Flag Ship’s shareholders approved the extension fee reduction proposal, a proposal to approve the reduction of the monthly fee payable by the Sponsor and/or its designee into the trust account to extend the date by which Flag Ship must consummate its initial business combination from $0.033 per each outstanding public share (for each monthly extension) to an amount equal to, for each monthly extension, the lesser of (i) $60,000 for all outstanding public shares and (ii) $0.033 for each outstanding public share. In connection with such vote, holders of 3,837,483 Public Shares elected to redeem their Public Shares for cash.

As of the date hereof, approximately $[●] of cash was held outside of the Trust Account and was available for working capital purposes.

On August 30, 2024, Flag Ship issued an unsecured promissory note (the “Promissory Note”) in the principal amount of up to $1,000,000 to the Sponsor and requested a draw of funds of $294,688 from the note for working capital purposes. The Promissory Note bears no interest and Flag Ship shall repay the principal balance outstanding on the Promissory Note on the earlier of: (i) December 31, 2025 or (ii) the date on which it consummates its initial business combination. The Promissory Note is subject to customary events of default, the occurrence of certain of which entitles the Sponsor to declare the unpaid principal balance of the Promissory Note and all other sums payable with regard to the Promissory Note becoming immediately due and payable. As of June 30, 2025, the principal amount due and owing under the Promissory Note was $930,351. By its terms, the Promissory Note is not convertible into Ordinary Shares of Flag Ship or GFT Class A Ordinary Shares. On August 21, 2025, Flag Ship and the Sponsor agreed to amend and restate the Promissory Note to increase the maximum principal amount from $1,000,000 to $1,200,000.

Business Strategy

Our efforts in identifying prospective target businesses will not be limited to a particular geographic region. We believe that we will add value to these businesses primarily by providing them with access to the U.S. capital markets. We have not identified any particular geographical area or country in which we may seek a business combination.

We will seek to capitalize on the strength of our management team. Our team consists of experienced professionals and senior operating executives. Collectively, our officers and directors have decades of experience in mergers and acquisitions, and operating companies. We believe we will benefit from their accomplishments, and specifically their current and recent activities with companies in identifying attractive acquisition opportunities.

We believe that the members of our management team and board of directors have valuable and applicable experience for sourcing and analyzing potential acquisition candidates across various industries and on an international basis based upon their professional experience. Our Chief Executive Officer, Mr. Chen, who previously served as CEO and subsequently CFO of Flag Ship Acquisition Corporation, has reached out to dozens of target companies in different industries and successfully executed a merger transaction for Flag Ship Acquisition Corporation. Mr. Chen also led XiaoMingTaiJi Anime Limited Co. to make successful acquisitions in the past. Our Chief Financial Officer, Mr. Lou Zhong, previously served as consultant for Greenland Acquisition Corporation and Flag Ship Acquisition Corporation, where he assisted management teams of SPAC to conduct research, analysis and execute the business acquisition. Previously, he worked with the quality control division of Haitong Securities Co., Ltd. to review investment portfolios for the firm. Our independent directors also have previous experiences of serving as directors of other SPAC companies.

Entry Into a Material Definitive Agreement.

Merger Agreement

On April 18, 2025, Flag Ship entered into the Merger Agreement with GFT and Merger Sub, pursuant to which, among other things, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT. The Merger will become effective at such time as the Cayman Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Flag Ship and specified in the Cayman Plan of Merger.

At the Effective Time, each Flag Ship Share issued and outstanding prior to the Effective Time (excluding shares held by GFT and Flag Ship and dissenting shares, if any) will be automatically converted into the right to receive the Per Share Merger Consideration, and each right to receive Flag Ship Shares that is outstanding immediately prior to the Effective Time will be assumed by GFT and automatically converted into a right to receive GFT Class A Ordinary Shares.

Previously, on October 21, 2024, Flag Ship had entered into the GRT Merger Agreement with GRT and GRT Merger Sub. Pursuant to the GRT Merger Agreement, Flag Ship had agreed to merge with an into Merger Sub, with Merger Sub continuing as the surviving entity and wholly-owned subsidiary of GRT and the holders of Flag Ship Shares would have received ordinary shares of GRT in exchange for their Flag Ship Shares and Flag Ship Rights. However, on April 18, 2025, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement and terminated the GRT Merger Agreement and the other ancillary agreements entered into pursuant to the GRT Merger Agreement.

Shareholders are urged to read additional information and details of Merger Agreement in the section entitled “The Merger Agreement” on page 202 and the Merger Agreement in its entirety, cop of which is attached hereto as exhibit.

Ancillary Agreements

In conjunction with the execution of the Merger Agreement, the parties entered into certain related agreements pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Agreements, copies of each of which are attached hereto as exhibits. Shareholders are urged to read additional information and details of such Ancillary Agreement in the section entitled “The Ancillary Agreements” on page 216 and such Ancillary Agreements in their entirety.

Voting and Support Agreement

SPAC Sponsor entered into the Voting Agreement with GFT. Under the Voting Agreement, the SPAC Sponsor generally agreed to vote all of its capital shares in Flag Ship in favor of the Merger Agreement and the transactions contemplated thereby, each other Flag Ship Proposal and any other proposal included in this proxy statement/prospectus related to the Merger for which the Flag Ship Board has recommended that the Flag Ship Shareholders vote in favor and against any competing transaction. The Voting Agreement prevents transfers of the Flag Ship shares held by the SPAC Sponsor between the date of the Voting Agreement and the termination of the Voting Agreement, subject to certain limited exceptions.

Sponsor Lock-Up Agreement

As contemplated by the Merger Agreement, Flag Ship and Pubco entered into a lock-up agreement with Whale Management Corporation (the “Sponsor”) (the “Sponsor Lock-Up Agreement”), with respect to the GFT Class A Ordinary Shares to be issued to it in consideration of its ordinary shares of Flag Ship. In such Sponsor Lock-Up Agreement, Sponsor agreed that, subject to certain exceptions, not to transfer the securities defined as “Locked-Up Private Placement Securities” in the Sponsor Lock-Up Agreement for a period of 30 days following the closing of the Merger. In addition, Sponsor agreed, subject to certain exceptions, not to transfer the securities defined as “Locked-Up Founder Securities” in the Sponsor Lock-Up Agreement for the same “Lock-Up Period” as applicable with respect to the Pubco Lock-Up and Support Agreement. The term “transfer”, as used in the Sponsor Lock-Up Agreement, has the same meanings as ascribed to such term under the Pubco Lock-Up and Support Agreement. The Sponsor Lock-Up Agreement shall immediately terminate upon the earlier of (x) the termination of the Merger Agreement pursuant to its terms and (y) the date on which none of the Pubco, Sponsor or any holder of a locked-up share has any rights or obligations thereunder.

GFT Lock-Up Agreement

As contemplated by the Merger Agreement, GFT entered into a lock-up and support agreement with Flag Ship and the shareholders of GFT (“Pubco Lock-Up and Support Agreement”), with respect to GFT Shares held by the GFT shareholders party to such agreement. In such Pubco Lock-Up and Support Agreement, each holder agreed that, subject to certain exceptions, during the defined “Lock-Up Period”, it will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, any of the GFT Shares covered by such agreement (the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to effect any transaction specified in clause (i) or (ii). In addition, each GFT shareholder signatory to the Pubco Lock-Up and Support Agreement agreed to vote all of its capital shares in GFT in favor of the Merger Agreement and the transactions contemplated thereby and any other proposal included in the Proxy Statement related to the Merger for which the GFT’s board of directors has recommended that the GFT shareholders vote in favor and against any competing transaction.

As defined by the Pubco Lock-Up and Support Agreement, the “Lock-Up Period” means, (i) with respect to 50% of the Restricted Securities, the period of time commencing on the closing of the Merger and expiring on the earlier of (A) the date that is six (6) months following the closing or (B) the date on which the closing trading price per Pubco Ordinary Share equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any thirty (30)-trading day period commencing after the closing, and (ii) with respect to the remaining 50% of the Restricted Securities, the period of time commencing on the closing of the Merger and expiring on the date this six (6) months following such closing date; or earlier in either case, if subsequent to the closing date, Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities or other property. The Pubco Lock-Up and Support Agreement shall immediately terminate upon the earlier of (x) the termination of the Merger Agreement pursuant to its terms and (y) the date on which none of the Pubco and the Company and any holder of a locked-up share has any rights or obligations thereunder.

Amended and Restated Registration Rights Agreement

Pursuant to the Merger Agreement, GFT, the Company and certain Investors (as defined in the Amended and Restated Rights Registration Agreement), as applicable, entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), to be effective as of the Closing, pursuant to which GFT agreed to file a registration statement as soon as practicable upon receipt of a written request from certain shareholders to register the resale of certain registrable securities under the Securities Act, subject to required notice provisions to other parties thereto. GFT has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The Registration Rights Agreement also provides that GFT will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their securities in Flag Ship or GFT.

Redemption Rights for Holders of Public Shares

Flag Ship is providing Flag Ship Public Shareholders with the opportunity to redeem Flag Ship Public Shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but net of taxes payable and amounts released to Flag Ship for working capital purposes, divided by the number of then outstanding Flag Ship Public Shares, upon the Closing, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $10.00 per public share (subject to increase of up to an additional $0.30 per public share in the event that our sponsor elects to extend the period of time to consummate a business combination, as described in more detail in this prospectus). The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters.

Holders of outstanding units must separate the underlying Flag Ship Public Shares and public rights prior to exercising Redemption Rights with respect to the Flag Ship Public Shares.

Currently, unless we are otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act (so that we are not subject to the SEC’s “penny stock” rules), our amended and restated memorandum and articles of association provides that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon consummation of our initial business combination. Subject to the terms of Proposal 3 (the NTA Amendment Proposal), in the event the aggregate cash consideration we would be required to pay for all Flag Ship Ordinary Shares that are validly submitted for redemption exceed the foregoing requirement, we will not complete the Merger or redeem any shares, and all Flag Ship Ordinary Shares submitted for redemption will be returned to the holders thereof.

Submission of the Flag Ship Merger Proposal to a Shareholder Vote

Flag Ship is providing Flag Ship Public Shareholders with Redemption Rights upon the Closing. Flag Ship Public Shareholders electing to exercise their Redemption Rights will be entitled to receive the cash amount specified above, provided that such shareholders properly and timely demand Redemption and deliver their Flag Ship Shares (either physically or electronically) to Flag Ship’s transfer agent in accordance with the procedures described herein. Flag Ship Public Shareholders are not required to affirmatively vote for or against the Merger in order to exercise their Redemption Rights. If the Merger is not completed, then Flag Ship Public Shareholders electing to exercise their Redemption Rights will not be entitled to receive such payments.

The SPAC Sponsor has agreed to vote any Flag Ship Shares owned by it in favor of the Merger. In addition, Flag Ship Initial Insiders have agreed to waive their Redemption Rights with respect to the Flag Ship Founder Shares and any Flag Ship Public Shares they may hold in connection with the Closing. However, if Flag Ship Initial Insiders acquired Flag Ship Public Shares in or after the IPO, they will be entitled to Redemption Rights with respect to such Flag Ship Public Shares if Flag Ship fails to complete the Closing by the Deadline Date. In the event of such Redemption, it is possible that the per share value of the assets remaining available for Redemption (including Trust Account assets) will be less than $10 per share.

Limitation on Redemption Rights

Notwithstanding the foregoing, the Flag Ship Charter provides that a Flag Ship Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemptions with respect to more than an aggregate of 15% of the Flag Ship Shares sold in the IPO without Flag Ship’s prior written consent.

Liquidation if No Initial Business Combination

Our sponsor, officers and directors have agreed that we will have until the Deadline Date to complete our initial business combination. The “Deadline Date” means the date by which Flag Ship is required to consummate an initial business combination as described in the Flag Ship Charter. Under the Flag Ship Charter, since Flag Ship entered into the Merger Agreement within 12 months from the closing of its IPO, it has until 15 months from the closing of the IPO, or September 20, 2025, to consummate a business combination, subject however to its ability, if the Flag Ship Board elects, to extend the period of time to consummate a business combination up to nine times, each by an additional one month (for a total of up to 24 months from the closing of the IPO, or June 20, 2026) to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account.

If we are unable to complete our initial business combination by the Deadline Date, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, on the date that is two Business Days prior to the consummation of the business combination, including interest earned but net of taxes payable, divided by the number of then outstanding Public Shares, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination by the Deadline Date.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares and private placement shares if we fail to complete our initial business combination by the Deadline Date. However, if our sponsor acquires public shares after the IPO, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination by the Deadline Date.

We expect that all costs and expenses associated with implementing our liquidation, as well as payments to any creditors, will be funded from amounts held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our liquidation, to the extent that there is any interest accrued in the trust account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. However, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Flag Ship’s public shareholders will be entitled to receive funds from the trust account only upon the earlier of (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by the Deadline Date or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of our public shares if we are unable to complete our initial business combination by the Deadline Date, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Employees

As of the date hereof, Flag Ship currently has two (2) executive officers. These individuals are not obligated to devote any specific number of hours to Flag Ship’s matters and intend to devote only as much time as they deem necessary to Flag Ship’s affairs. The amount of time they will devote in any time period varies based on the stage of the business combination process Flag Ship is in. Flag Ship presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to Flag Ship’s business. Flag Ship does not intend to have any other employees prior to the consummation of a business combination.

Permitted Purchases of Our Securities

In connection with the shareholder vote to approve the Merger, the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Merger for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq or any other exchange on which our securities may be listed. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the SPAC Sponsor, directors, officers, advisors and their respective affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser.

In the event that the SPAC Sponsor, our directors, officers, advisors or any of their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of public shares could be to (a) decrease the number of shares that have been or may be submitted for redemption or (b) to satisfy a closing condition in the Merger Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of our public shares may result in the completion of the Merger that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.

Entering into any such arrangements may have a depressive effect on the market price of Flag Ship Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Merger. In addition, if such purchases are made, the public “float” of our Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material non-public information regarding Flag Ship or its securities, the SPAC Sponsor, our directors, officers, advisors and/or any of their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Merger Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Flag Ship Ordinary Shares or to not vote their shares against the Merger Proposal. The SPAC Sponsor and our officers, directors, advisors and/or their affiliates anticipate that they may identify the shareholders with whom the SPAC Sponsor and our officers, directors, advisors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent that the SPAC Sponsor or our officers, directors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase.

While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with the SPAC Sponsor’s consent, the transfer to such investors or holders of shares owned by the SPAC Sponsor for nominal value. In such transactions, the purchase price for the Flag Ship Ordinary Shares will not exceed the per-share redemption amount available to redeeming shareholders. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Merger where it appears that such requirements would otherwise not be met. If any shares were so purchased, the purchaser would not vote any such shares in favor of approval of the Merger Proposal. In addition, the purchasers described above will waive redemption rights, if any, with respect to the Flag Ship Ordinary Shares they acquire in such transactions.

Any purchases by the SPAC Sponsor, our officers, directors, advisors or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The SPAC Sponsor, our officers, directors, advisors and any of their respective affiliates will not make purchases of Ordinary Shares if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under of the Exchange Act.

The details of such purchases would be disclosed by Flag Ship in a Current Report on Form 8-K prior to the Extraordinary General Meeting, and would be made in compliance with Rule 14e-5 under the Securities Exchange Act of 1934, relying on the Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022) by adhering to the following:

●	This proxy statement/prospectus discloses the possibility that the SPAC Sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares from public holders outside the redemption process, along with the purpose of such purchases;

●	If the SPAC Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase public shares from public holders:

●	such SPAC Sponsor, directors, officers, advisors or affiliates would do so at a price no higher than the price offered through our redemption process;

●	such purchased shares would not be voted in favor of approving the business combination transaction;

●	such SPAC Sponsor, directors, officers, advisors or affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights; and

●	we would disclose in a Current Report on Form 8-K, before the Extraordinary Meeting, the following: (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the Merger will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Flag Ship has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Merger.

Property

Flag Ship does not own any real estate or other physical properties materially important to its operation. Flag Ship currently maintain its principal executive offices at 26 Broadway, Suite 934, New York, NY, 10014. The cost for this space is included in the $10,000 per-month aggregate fee an affiliate of the SPAC Sponsor charges Flag Ship for general and administrative services. Flag Ship believes, based on rents and fees for similar services in the New York area that the fee charged by the affiliate of the SPAC Sponsor is at least as favorable as Flag Ship could have obtained from an unaffiliated person. Flag Ship considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.

Legal Proceedings

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF FLAG SHIP

The following discussion and analysis of Flag Ship’s financial condition and results of operations for the three and six months ended June 30, 2025 and 2024 and the fiscal years ended December 31, 2024 and 2023 should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This proxy statement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this proxy statement including, without limitation, statements in this “Flag Ship’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding Flag Ship’s financial position, business strategy and the plans and objectives of Flag Ship’s management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect Flag Ship’s management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Flag Ship’s final Prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2024 and Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Flag Ship’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov. Except as expressly required by applicable securities law, Flag Ship disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

Flag Ship is a blank check company incorporated on May 14, 2018 in the Cayman Islands with limited liability (meaning its shareholders have no liability, as members of Flag Ship, for the liabilities of Flag Ship over and above the amount already paid for their Flag Ship Shares) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. Flag Ship currently has until September 20, 2025 to consummate a business combination.

On April 18, 2025, Flag Ship entered into the Merger Agreement with GFT and Merger Sub. Pursuant to the Merger Agreement, among other things, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT. The Merger will become effective at such time as the Cayman Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Flag Ship and specified in the Cayman Plan of Merger.

The Merger Agreement may be terminated under certain circumstances at any time prior to the Effective Time, including, among others, by (i) mutual written consent by us and GFT, (ii) either party if the transactions contemplated by the Merger Agreement have not been completed by the Outside Date, (iii) either party if any representation or warranty of the opposing party is not materially true and correct or if the opposing party fails to perform in any material respect any covenant or agreement, subject to a 30-day cure period and other exceptions, and (iv) either party if the other party’s board of directors withdraws or changes its recommendation that its respective shareholders vote in favor of the proposals agreed upon, or if either party’s shareholders do not approve all the required proposals at the respective shareholder meetings of either party (or at any adjournment or postponement thereof). See “Item 1. Business—Proposed GFT Business Combination” for details.

Results of Operations

Our entire activity from inception up to the closing of our Initial Public Offering on June 20, 2024 was in preparation for the Initial Public Offering. From the closing of our IPO and to June 30, 2025, our activity has been limited to the evaluation of business combination candidates and negotiating the Merger Agreement with GRT/GFT and conducting due diligence and other activities with respect to the Proposed GRT/GFT Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We expect to generate non-operating income in the form of income earned on investments held in the trust account after the Initial Public Offering. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the three months ended June 30, 2025, we had net income of $589,626, which consisted of interest and dividends earned on cash and investments held in the Trust Account of $742,274, partially offset by formation and operating expenses of $152,648.

For the three months ended June 30, 2024, we had net income of $19,924, which consisted of interest and dividends income earned in investments held in Trust Account of $97,945, partially set-off by formation and operating costs of $78,021.

For the six months ended June 30, 2025, we had a net income of $1,167,324, which consisted of interest and dividends earned on cash and investments held in the Trust Account of $1,482,043, partially offset by formation and operating expenses of $314,719.

For the six months ended June 30, 2024, we had a net loss of $55,864, which consisted of formation and operating costs of $153,809, partially offset by interest and dividends income earned in investments held in Trust Account of $97,945.

For the year ended December 31, 2024, we had a net income of $909,838, which consisted of dividend income earned in investments held in Trust Account of $1,799,136, partially offset by formation and operating costs of $889,298.

For the year ended December 31, 2023, we had a net loss of $62,399, which consisted of formation, general and administrative expenses of $62,399.

Liquidity and Capital Resources

On June 20, 2024, we consummated the Initial Public Offering of 6,900,000 units (the “Public Units”), which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Public Unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 238,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Whale Management Corporation (the “Sponsor”), generating gross proceeds of $2,380,000. Following the Initial Public Offering and the sale of the Private Units, a total of $69,000,000 was placed in the Trust Account. We incurred $3,448,233 in transaction costs, including $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting fees and $343,233 of other offering costs.

For the six months ended June 30, 2025, net cash used in operating activities was $249,478. Net income of $1,167,324 was mainly impacted by interest and dividends earned on cash and investments held in the trust account of $1,482,043.

For the year ended December 31, 2024, net cash used in operating activities was $876,327. Net income of $909,838 was mainly impacted by income earned on investments held in our trust account of $1,799,136.

As of June 30, 2025, we had cash and investments held in the Trust Account of $72,281,179. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, excluding deferred underwriting commissions, to complete our Business Combination. We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2025, we had cash of $19,769 held outside of the Trust Account. We intend to use the funds from the August 2024 Sponsor loan and the funds held outside the Trust Account primarily to complete the Proposed GFT Business Combination or if necessary, to identify and evaluate alternative target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Such Working Capital Loans would be evidenced by promissory notes. If we complete a Business Combination, we may repay such notes out of the proceeds of the Trust Account released to us. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such notes, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of notes may be convertible into units, at a price of $10.00 per unit, at the option of the lender. The units would be identical to the Private Units.

On August 30, 2024, we issued an unsecured promissory note (the “Promissory Note”) in the principal amount of up to $1,000,000 to our Sponsor pursuant to which we may borrow additional funds. The Promissory Note bears no interest and is due on the earlier of: (i) December 31, 2025 or (ii) the date on which we consummate our initial business combination. As of June 30, 2025 and December 31, 2024, there was $930,351 and $677,851, respectively, outstanding under the Promissory Note. The principal balance may be prepaid at any time. Once an amount is drawn down under the Promissory Note, it shall not be available for future drawdown requests even if prepaid. The Promissory Note is subject to customary events of default, the occurrence of certain of which entitles the Sponsor to declare, by written notice to us, the unpaid principal balance of the Promissory Note and all other sums payable with regard to the Promissory Note becoming immediately due and payable. On August 21, 2025, Flag Ship and the Sponsor agreed to amend and restate the Promissory Note to increase the maximum principal amount from $1,000,000 to $1,200,000.

In order to complete a Business Combination, the Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern if a Business Combination is not consummated.

Contractual Obligations

Registration Rights

Pursuant to a registration rights agreement entered into on June 17, 2024, the holders of the insider shares, private placement units (including securities contained therein), and units (including securities contained therein) that may be issued on conversion of working capital loans or extension loans (and) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of our initial public offering requiring us to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are to a cash underwriting discount of 2.0% of the gross proceeds of the initial public offering, or $1,380,000, upon the closing of the initial business combination. In addition, the underwriters are entitled to a deferred underwriting fee of 2.5% of the gross proceeds of the IPO, or $1,725,000, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Administrative Services Agreement

We entered into an agreement with our sponsor, pursuant to which we agreed to pay our sponsor a total of $10,000 per month for secretarial and administrative support services provided to us through the earlier of consummation of the initial business combination and our liquidation.

In addition, our sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Promissory Note

On August 30, 2024, Flag Ship issued an unsecured Promissory Note in the principal amount of up to $1,000,000 to the Sponsor and requested a draw of funds of $294,688 from the Promissory Note for working capital purposes. The Promissory Note bears no interest. Flag Ship shall repay the principal balance on the earlier of: (i) December 31, 2025 or (ii) the date on which it consummates its initial business combination. The principal balance may be prepaid at any time. Once an amount is drawn down under the Promissory Note, it shall not be available for future drawdown requests even if prepaid. The Promissory Note is subject to customary events of default, the occurrence of certain of which entitles the Sponsor to declare the unpaid principal balance of the Promissory Note and all other sums payable with regard to the Note becoming immediately due and payable. As of June 30, 2025 and December 31, 2024, the principal amount due and owing under the Promissory Note was $930,351 and $677,851, respectively. By its terms, the Promissory Note is not convertible into Ordinary Shares of Flag Ship. On August 21, 2025, Flag Ship and the Sponsor agreed to amend and restate the Promissory Note to increase the maximum principal amount from $1,000,000 to $1,200,000.

Critical Accounting Estimates and Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. There were no critical accounting estimates identified. We have identified the following critical accounting policies:

Ordinary Shares Subject to Redemption

We account for our ordinary shares subject to possible conversion in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as commitments and contingencies, outside of the shareholders’ equity section of our balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero.

Net Loss Per Ordinary Share

Our statement of operations includes a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

Offering Costs Associated with the Initial Public Offering

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO. As of June 30, 2025, offering costs amounted to $3,448,233 consisting of $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting fees, and $343,233 of other offering costs. The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. The Company allocates offering costs between public shares and public rights based on the estimated fair values of the public shares and public rights at the date of issuance.

Recent Accounting Standard

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

JOBS Act

We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company”, we are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF GREAT FUTURE TECHNOLOGY INC.

I.	GFT’s Corporate History

Great Future Technology Inc. (“GFT”) is a limited company incorporated in the Cayman Islands on March 11, 2025. GFT is a holding company, and its business is operated through its subsidiaries in China. As of date of this prospectus, GFT’s subsidiaries, including its operating subsidiaries in China, are as follows:

Subsidiary Company’s Name	Formation Date	Jurisdiction	Direct and Indirect Ownership Percentage
Xinruixiang Holding Limited (“Xinruixiang”)	November 17, 2020	Hong Kong	100%
Great Rich Technology Limited (“GRT”)	September 11, 2012	Hong Kong	50.8%
Jiangsu Tongli Optical New Material Group Co., Ltd (“Jiangsu Tongli”)	July 5, 2013	PRC	100%
Jiangyin Tongli Optoelectronic Technology Co., Ltd (“Jiangyin Tongli”)	January 18, 2002	PRC	99.8% by Jiangsu Tongli
Jiangsu Huizhi New Material Technology Co., Ltd (“Huizhi”)*	November 9, 2018	PRC	69.81% by Jiangsu Tongli
Shanghai Jianishi New Material Co., Ltd (“Jianishi”)	October 9, 1997	PRC	94.81% by Jiangsu Tongli
Jiangyin Zhitong New Material Co., Ltd (“Zhitong”)	December 25, 2020	PRC	98.808% by Jiangsu Tongli
Zhejiang Hongyu New Materials Co., Ltd. (Zhejiang Hongyu)	May 14, 2024	PRC	100%
Qingtian Hongyu New Materials Co., Ltd. (Qingtian Hongyu)	May 15, 2024	PRC	73.33% by Zhejiang Hongyu

*	Suzhou Huiyi New Material has a 29.25% ownership interest in Huizhi. Jiangsu Tongli has a 55.75% and 14.06% (29.25%*48.08%) ownership interest in Huizhi, directly and indirectly. Therefore, Jiangsu Tongli has a total ownership interest in Huizhi of 69.81% (55.75%+14.06%).

GFT and its subsidiaries are collectively referred to as “Group”, or “the Group Companies”. When the terminologies such as “we” “us” are used, they should refer to “GFT” and its subsidiaries collectively unless it is specifically referred to a particular company.

Ownership Structure

Wang Hou-Hsun
100%
Genesis River Technology Limited (BVI)
12%
Zhou Yongnan
100%
InnoValley Holdings Limited(Cayman)
88%
Ownership equity 38.78%
Management Agreement 38.78%
Great Future Technology Inc. (Cayman)
100%
GFT Merger Sub Limited (Cayman)
100%
Xinruixiang Holding Limited (HK)
Ownership equity 12.02%
Via Management Agreement 38.78%
CDIB
14.63%
Campal Group
3.25%
TDR Investment
2.62%
CS Giant
2.27%
Central Bright Holdings
1.80%
CP Top Shine
0.55%
Other Shareholders
24.29%
Great Rich Technologies Limited(HK)
100%
GRT Merger Star Limited (Cayman)
Outside of Mainland China
Mainland China
100%
Zhejiang Hongyu New Materials Co., Ltd.
73.33%
Qingtian County Qingqiao Equity Investment Partnership Enterprise (Limited Partnership)
26.67%
Qingtian Hongyu New Materials Co., Ltd.
100%
Jiangsu Tongli Optical New Materials Group Co., Ltd
Suzhou Huiyi
Lens Technology Co.,Ltd
99.8%
69.81%
15.19%
15%
Jiangyin Tongli Optoelectronic Technology Co., Ltd
Jiangsu Huizhi New Materials Technology Co., Ltd
95%
99.0064%
Shanghai Jianishi New Materials Technology Co., Ltd
Jiangyin Zhitong New Materials Technology Co., Ltd

Business Description

Overview

GFT is one of the few companies in China’s functional coating composite materials industry covering the entire supply chain. The company has transitioned from a single manufacturer of functional coating composite materials to solution designers and providers, offering multidimensional solutions including color, decoration, substrates, processes, and coating materials. Specifically, the company’s business has expanded from precision coating to include base film production, adhesive coating liquid synthesis, and precision coating. In comparison, some of our competitors are limited to base film production and precision coating, while others are focused solely on precision coating.

Through the operating subsidiaries in China, we manufacture and distribute functional coating composite materials in China. According to the industry report produced by Frost & Sullivan, whom we commissioned in April 2024, in fiscal year 2023, based on the revenue of functional coating materials in China, we ranked as the largest domestic participant in China’s functional coating composite materials market, holding a market share of approximately 0.7% and we are ranted as the 5th largest player in China’s functional coating composite materials market in 2023 in terms of revenue, holding a market share of 0.5%. Though the functional coating composite materials market in China is becoming increasingly concentrated, the current market is largely fragmented, with the largest player having a market share of only 1.2%, and the top ten competitors in China only having a market share of 4.9%. As of the date of this prospectus, our products are primarily marketed and sold to the companies in the same industry and some trading companies in mainland China.

Through our operating subsidiaries, we adhere to innovation leadership and continuously accelerate the pace of transformation and upgrading. We have become an integrated solution provider with leading advantages in precision coating bonding materials, precision coating protective materials, functional coating materials, and polymer film materials, offering customers with “One-stop” product and technical services. Our R&D personnel account for 12% of the total workforce, with annual R&D expenditures amounting to 6% of operating income. Meanwhile, the Company registered 251 patents in mainland China, including 197 Patents for Utility Model and 54 Patent for Invention.

We also pride ourselves in upholding high standards for product safety and product quality and sustainability. Our operating subsidiaries have stringent quality control systems in place at every stage of our value chain, from processing to sales and distribution. Our operating subsidiaries have obtained internationally recognized quality assurance certifications, including ISO90001, ISO14001, ISO45001, IATF16949, and Integration of Informationization and Industrialization Management System Certification. Explanations of these certifications, authorized institutions, and certification processes are described in detail on page 272.

We generate revenue primarily from sales of our products. For the fiscal years ended June 30, 2024 and 2023, we had total revenue of approximately US$633,127,741 and US$581,229,763, respectively, representing an increase by approximately 8.9%.

Our Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

We are one of the largest players in China’s functional coating composite materials market.

Based on the revenue of functional coating composite materials in 2023, the Group ranked as the largest domestic participant and the fifth largest participant in China’s functional coating composite materials market.

GFT’s revenue grew rapidly, exceeding the industry’s average growth rate, and its market share is gradually increasing. In the 2023 fiscal year, GFT’s revenue grew by approximately 75% year-on-year, while the average revenue growth of its competitors was around 15%. Competitors are defined as the top ten domestic enterprises by revenue in China’s functional coating composite materials market. This scope is determined based on three key considerations: First, these enterprises demonstrate high comparability to the company in terms of product portfolios and customer demographics. Second, as leading domestic market players, they represent a realistic reflection of the competitive environment in which GFT operates. Third, most of their financial data is publicly disclosed through annual reports and other channels, ensuring transparency and consistency in the analysis. The 15% average revenue growth rate of these competitors in 2023 was calculated by comparing competitors’ revenues in 2022 and 2023. The 15% average growth rate objectively captures the collective performance of major domestic market participants.

We are one of the few in China’s functional coasting composite materials industry covering the entire supply chain.

The company is one of the few companies in China’s functional coating composite materials industry covering the entire supply chain. The Company has transitioned from a single manufacturer of functional coating composite materials to solution designers and providers, offering multidimensional solutions including color, decoration, substrates, processes, and coating materials. Specifically, the Company’s business has expanded from precision coating to include base film production, adhesive coating liquid synthesis, and precision coating. In comparison, some of our competitors are limited to base film production and precision coating, while others are focused solely on precision coating. Our industry coverage is the more comprehensive than market competitors. The Company’s industry coverage includes consumer electronics, automotive, lithium batteries, home appliances, and others. In comparison, the industry coverage of its competitors is relatively limited and we believe that a number of our competitors mainly produce films for a more limited array of uses. For example, one of our competitors mainly produces optical films for displays, with a small portion dedicated to photovoltaic materials. Another competitor focuses on consumer electronics and packaging tapes, with automotive materials making up a smaller share, while a third competitor primarily focuses on food packaging, with a small proportion of its production dedicated to automotive materials. Compared with domestic companies, our products have a wider range of coverage and are more comprehensive. Domestic listed companies such as Sidik mainly generate revenue from consumer electronics, while Jizhi Technology mainly generates revenue in the display field. Our products generally need to be specially customized according to the customer’s usage scenario. Only by mastering the upstream basic film and polymer compound synthesis can we design products with corresponding performance for the customer’s various application scenarios.

Strong Manufacturing Capability and Self-Made Products.

We have expanded our manufacturing facilities in the past ten years. As of the date of this prospectus, through the operating subsidiaries, we operate three major manufacturing facilities in Jinagsu Province and we are building another manufacturing facility in Zhejiang. See “Business — Manufacturing Facilities.” These facilities enable us to meet customers located in 40 countries.

We have obtained ISO90001, ISO14001, ISO45001, IATF16949, and Integration of Informationization and Industrialization Management System Certification.

We produce 70% of our coatings, and according to Frost & Sullivan, this is relatively rare among domestic enterprises. We believe that self-production of coatings can better meet customer needs.

Strong Product Development Capabilities and a Diverse Range of Innovative Products.

Our R&D personnel account for 12% of the total workforce, with annual R&D expenditures amounting to 6% of operating income. Meanwhile, we hold 251 patents in mainland China, including 197 Patents for Utility Model and 54 Patent for Invention. Our technical department professionals make improvements on our technologies base on the real experience and the real problems that should be solved in order to achieve a better performance of the products.

Strong quality control program.

Our laboratory conducts over 100 testing items, ranging from raw material particle feeding detection, blow molding stretching, and precise film coating to slitting/die-cutting. Our products are primarily manufactured by precisely coating substrates (PET films) with coating solutions. The characteristics of the product mainly depend on the mechanical strength, roughness, hydrophilicity, hydrophobicity, shrinkage rate of the substrate, as well as the formula, coating thickness, viscosity, and volatility of the coating liquid. We can conduct molecular weight distribution analysis of polymers, quantitative analysis of specific compounds, and analysis of volatile components in complex matrices, which has a significant impact on the selection, design, validation, and improvement of substrates and coating liquids. This enables our company to develop customized products based on customer usage scenarios and conditions, achieve product performance indicators, and improve product quality and yield. This has a great promoting effect on business development and operation with customers.

An Experienced and Capable Management Team

We have an experienced and capable management team with a wealth of market knowledge and experience in the Chinese functional coating industry. Our Executive Directors, Mr. Yongnan Zhou and Mr. Jiangzhe Xiang, each possesses over 20 years of experience in business management and the functional coating industry, enabling us to better understand market trends, develop new products, and identify and capture new business opportunities. Our senior management team also brings extensive operational and management experience in the production of film products in China, product development, marketing, and human resources management. We believe that their active involvement in the operating subsidiaries’ day-to-day operations allows them to make timely decisions when needed.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Establishing Comprehensive Functional Coating Materials Supply Chain Providing

We are one of the few companies in China’s functional coating composite materials industry covering the entire supply chain. We have transitioned from being a single manufacturer of functional coating composite materials to solution designers and providers, offering multidimensional solutions including color, decoration, substrates, processes, and coating materials. Specifically, our business has expanded from precision coating to include base film production, adhesive coating liquid synthesis, and precision coating. In comparison, some of our competitors are limited to base film production and precision coating, while others are focused solely on precision coating. We continue to expand our supply chain, which enable us to enter the construction, automotive, consumer electronic industries. We believe that our extensive manufacturing capability will set us apart in the market, distinguishing us from our competitors. We expect this strategy to position us as a provider of high-quality, potentially opening up opportunities for expansion and market penetration, matching or excelling the first-class providers in the coating industry.

Increasing Investment in Developing Innovative Products

Through our operating subsidiaries, we are committed to increasing investment in innovative products in our future development, particularly focusing on the research and development of products such as nano-ceramic insulation materials and 5G high-frequency sensor carrier film.

We have developed many self-made products, and we have been granted more than 54 invention patents and are confident that our technology will differentiate us in the market. Through continuous innovation, high-quality products, and market expansion, we aim to achieve greater success in the competitive market. We ensure market responsiveness through high value-added products, replacing imported products with more advanced self-made domestic products.

Integrating the layout, mastering the key production of base film and adhesive coating synthesis

We ensure the stability and quality of our raw material supply, reduce production costs and enhance the competitiveness and risk resistance of the enterprise.

Future M&A

Through horizontal mergers and acquisitions, we seek to expand market share and enhance brand influence, and become a leading enterprise in the domestic industry in China. We strive to narrow the technology gap with overseas companies through mergers and acquisitions in upstream and downstream industries

Our domestic operating entities are mainly engaged in the design, research and development, production, and sales of functional precision coating new materials, with upstream raw materials including base films and coating liquids such as adhesives. By establishing Jiangsu Huizhi New Materials Technology Company in 2018, part of our business is the production of basic films and the design, synthesis, and production of coating liquids, such as adhesives. Through self-sufficiency, we ensure the stability and quality of raw material supply, reduce production costs, and enhance the competitiveness and risk resistance of the enterprise. We plan to expand our market size in the future through horizontal mergers and acquisitions, acquiring peer companies. In addition, we intend to pursue acquisitions of upstream suppliers to control key raw materials, improve our technological level and product quality, and enhance our overall competitiveness.

Actively exploring overseas markets

In the future, we plan to expand our overseas sales in Southeast Asia, India, and Mexico to enhance our global competitiveness.

Due to the fact that some of our customers have shifted their production bases from China to overseas regions such as Southeast Asia, India, and Mexico, we plan to expand our operations in these areas to better serve our downstream customers. Additionally, some emerging overseas markets have significant demand potential. In order to enhance our global competitiveness, we aim to increase our overseas sales share and achieve our growth targets. Currently, we are in the research and preparation stage of our overseas expansion, and we expect to establish a subsidiary in Turkey in the first quarter of 2025 to begin relevant operations.

Our Products

The products are widely used in 5G, consumer electronics, flexible display, automobile Semiconductors, integrated circuits, new energy, home appliances, furniture, architecture, and other fields. The following product images are the products that the company currently sells.

Consumer Electronic

- Protecting material
- Functional coating material
- Release material
- High performance double-sided tape
- Optical grade OCA
- Optical grade explosion-proof film
- Insulation material
- EMI shielding material
- Heat dissipation material

New Energy battery

- Cell wrapping protection
- Aluminum shell insulation protection
- Cell fixing tape
- Flame retardant insulation material
- Thermal pad
- Terminate the tape
- Aerogel

Car

- Invisible car suit
- Solar film
- Color changing film
- Screen adhesive tape
- Component adhesive tape
- Display fixed tape

Smart Home

- Electrochromic film
- Explosion proof energy-saving film
- Environmentally friendly decorative film
- Hydrophobic membrane
- Ultra high hardening film
- Nameplate/membrane switch
- Adhesive tape

Ceramic capacitor

- MLCC release film
- Carrier tape
- Hot release adhesive tape
- UV adhesive tape
- Electrode encapsulation fixation

Semiconductor

- UV reducing mucosa
- Acid and alkali resistant protective film
- High temperature resistant tape
- Wafer cutting film
- Silicon wafer front protective film
- Reverse osmosis membrane

Consumer Electronics Solutions

Sealing buffer material
VHB Material
Heat dissipation material
Copper foil, aluminum foil tape
OCA Optical tape
PET optical protective film
Recyclable for process use
PE, PP, PET protective film
Battery
Easy pull adhesive
Shielding material
Insulation material
Grounding conductive material
Waterproof and dustproof optical double-sided tape
Optical double-sided tape on the back of shading TSP

23

Consumer Electronics Solutions

Camera/Speaker related

- VHB tape
- Waterproof and dustproof foam tape

Screen related

- Ultra thin single and double-sided adhesive tape
- Conductive Tape
- Foam tape
- Thermal conductive tape
- Light shielding double-sided adhesive tape
- High adhesive double-sided tape

Mid board/FPC/CPU related

- Ultra thin single and double-sided adhesive tape
- Matte black tape
- Foam tape
- Conductive Tape
- Anti warping tape
- EMI shielding material

Battery/keyboard body related

- Conductive Tape
- Easy pull tape
- Matte black tape
- PI tape
- AB tape

Main body (including) keyboard related

- Conductive Tape
- Flame retardant tap
- Foam tape
- Copper foil/aluminum foil tape

Touch panel/border bonding

- Ultra thin single and double-sided adhesive tape
- VHB tape
- Anti warping tape
- Easy pull adhesive
- Special cotton paper double-sided tape

Automotive Solutions

Anti reflection film
Anisotropic conductive film (ACF) Suitable for glass touch panels and small to medium-sized FPDs
Interior decorative film
Interior VHB fixing material
standard type of Thermal conductive sheet
Anti polyester resin self extinguishing adhesive

Automotive Solutions

Invisible car suit
Color changing film
Window film
Wire harness fixing material
Exterior VHB fixing material
External fixation and internal related materials of battery pack

New Energy Battery Solutions

Thermal buffering and shock-absorbing material
Thermal runaway fireproof material
Electromagnetic shielding grounding material
Sealed and bonded foam material

High temperature extreme ear tape
Extreme ear glue
Terminate tape
Membrane
Terminate tape
Lithium-ion battery structure
Aluminum plastic film and protective film

Expansion tape

空隙
注入电解液
冲击/震动
耐电解液胶带
耐电解液胶带
组件不晃动
空隙

Newenergyphotovoltaic solutions

正面
背面

Reflective coated microstructure
PET
EVA

Photovoltaic reflective film

External weather resistant layer
adhesive layer
Structural reinforcement layer
adhesive layer
Internal weather resistant layer

Multi layer co extruded solar backsheet

MLCC release film solutions

The average roughness of general optical grade release film is 80nm

The average roughness of the release film for MLCC is 15nm

Replace Toray Cerapel MFA series Cosmo SRM series

Technical Data Sheet

MLCC Release Film

MRB-K20-A

慧智新材

Description

- Excellent peel strength
- Superior durability
- Transparency

Product Design

Si Coating Layer
Clear PET Film(30 ㎛)

Product Data

Item		Units	Spec	Remarks
Thickness		㎛	30 ± 0.5	
Release Force		g/25mm	20 ± 8	FTM10 (Tesa 7475)
S.A.S		%	>90	FTM11 (Nitto 318)
Surface Roughness	Ra	nm	≤ 20	JIS B-0601 (Nano System)
	Rp	nm	≤ 350	
Tensile Strength	MD	MPa	≥ 180	ASTM D 882
	TD		≥ 180	
Elongation at break	MD	%	≥ 100	ASTM D 882
	TD		≥ 80	

IT oriented MLCC release film

Replace Toray Cerapel MFA series Cosmo SRM series

Technical Data Sheet

MLCC Release Film

MRA-T20-A

慧智新材

Description

- Excellent peel strength
- Superior durability
- Transparency

Product Design

Si Coating Layer
Clear PET Film(25 ㎛)

Product Data

Item		Units	Spec	Remarks
Thickness		㎛	25 ± 0.5	
Release Force		g/25mm	20 ± 8	FTM10 (Tesa 7475)
S.A.S		%	>90	FTM11 (Nitto 318)
Surface Roughness	Ra	nm	≤ 20	JIS B-0601 (Nano System)
	Rp	nm	≤ 200	
Tensile Strength	MD	MPa	≥ 180	ASTM D 882
	TD		≥ 180	
Elongation at break	MD	%	≥ 100	ASTM D 882
	TD		≥ 80	

MLCC release film used in electrical installation

Semiconductor Packaging Solutions

Wafer cutting
protective film

Wafer grinding
protective film

DAF chip adhesive film

QFN packaging tape

液态高温树脂
半导体封装离型膜

Semiconductor packaging release film

Polarizing film solution

Protective film
TAC film
PVA film
TAC film
Release Film
Pressure Sensitive Adhesive

Polarizing film structure

保护膜 Protective film
偏光层 Polarizing layer
压敏胶 PSA
离型膜 Releasing film

Ordinary polarizing film

保护膜 Protective film
增亮膜 APF Film
压敏胶 PSA
偏光层 Polarizing layer
压敏胶 PSA
离型膜 Releasing film

Brightening polarizer film

31

The main products include nano hole materials, biaxially stretched optical grade BOPET, CPI film, explosion-proof film, electromagnetic shielding film, full bonding optical adhesive, PO acid resistant film, TAC hardening, MLCC release film, photovoltaic backplane film, Laser TV screen, optical protective film, functional tape, lithium battery (aluminum plastic film, ear glue, tape), high-frequency high-speed ultra-thin flexible copper clad plate, etc.

These products are all advanced materials with specific applications across various high-tech industries, especially in electronics, photovoltaics, and functional coatings. A brief overview of each is set forth below:

1.	Nano Hole Materials: These materials contain tiny holes at the nanoscale, offering applications in sensors, filtration, and specialized optical or mechanical functions. They are often used in advanced electronics, energy storage, and bioengineering.

2.	Biaxially Stretched Optical Grade BOPET: BOPET (biaxially oriented polyethylene terephthalate) is a high-performance plastic film with excellent optical clarity, dimensional stability, and strength. When biaxially stretched, it improves mechanical properties, making it ideal for use in displays, labels, and protective covers.

3.	CPI Film (Cellular Polyimide): CPI films are known for their excellent thermal stability, electrical insulation, and mechanical strength. They are widely used in flexible electronics, semiconductor components, and as a substrate material in various electronic devices.

4.	Explosion-proof Film: This type of film is designed to prevent or minimize the risk of explosions. It’s commonly used in safety applications, such as protective coverings for windows, electronic devices, and vehicles.

5.	Electromagnetic Shielding Film: This film is designed to block electromagnetic interference (EMI), ensuring that devices function without being affected by external or internal electromagnetic waves. It’s used in a wide range of electronics, from consumer gadgets to medical equipment.

6.	Full Bonding Optical Adhesive: This adhesive is designed to bond optical elements, like lenses or screens, to other surfaces while maintaining high optical clarity and stability. It’s essential for the assembly of optical devices, displays, and high-end electronics.

7.	PO Acid Resistant Film: This type of film is resistant to acids and is often used in harsh chemical environments. It has applications in the chemical, automotive, and industrial sectors, where exposure to corrosive substances is common.

8.	TAC Hardening: TAC (Triacetate cellulose) films are commonly used as protective layers in optical applications, particularly for displays and lenses. Hardening the TAC film enhances its durability and resistance to scratches, wear, and UV light.

9.	MLCC Release Film: Multi-layer ceramic capacitors (MLCCs) are widely used in electronic devices. The release film helps in the production process of these components, facilitating the separation of layers during manufacturing without damaging the product.

10.	Photovoltaic Backplane Film: This film is used as a protective backing for solar panels, providing electrical insulation, moisture resistance, and structural integrity. It’s crucial for enhancing the longevity and efficiency of solar panels.

11.	Laser TV Screen: Laser TV screens use laser light sources instead of traditional lamps, offering higher brightness, better color accuracy, and thinner designs. Films used in these screens are essential for enhancing optical performance and durability.

12.	Optical Protective Film: This film provides scratch resistance, anti-reflective properties, and UV protection for optical surfaces, including camera lenses, smartphone screens, and other display devices.

13.	Functional Tape: Functional tapes serve various purposes, such as insulation, bonding, and sealing in electronic devices, automotive, and industrial applications. They can have specialized coatings for added functions like heat resistance or conductive properties.

14.	Lithium Battery Films:

●	Aluminum Plastic Film: This is used as the outer casing for lithium batteries, providing excellent insulation and protection against external damage.

●	Ear Glue: In battery assembly, ear glue is a bonding agent used to attach battery components securely.

●	Tape: Specialized tapes are used in battery manufacturing for insulation and structural support, ensuring the battery functions safely.

15.	High-Frequency High-Speed Ultra-Thin Flexible Copper Clad Plate: This material is used in the production of printed circuit boards (PCBs) for high-frequency, high-speed applications such as in 5G devices and other advanced communications technologies. Its thinness and flexibility allow for lightweight, compact designs.

Each of these materials plays a critical role in the development and functionality of modern electronics, energy systems, and advanced manufacturing processes. They highlight the trend toward more efficient, durable, and high-performance materials across industries.

The detailed product list is as follows:

Manufacturing Facilities

In China, we currently have three modern manufacturing factories located at the intersection of land and sea logistics in Jiangsu Province. Two of the factories are owned by Jiangyin Tongli and are located in Jiangyin, Jiangsu province; the other one is owned by Huizhi and is located in Lianyuangang, Jiangsu province. The first factory is located at No. 8 Changxing Road, Changjing Town, Jiangyin City, with a building area of 8,237㎡ (excluding the property on the 5,589.99㎡leased land); the second factory is located 26 Tonggang Road, Changjing Town, Jiangyin City, with a building area of 87,472.10㎡. In addition, Huizhi is building a new factory in Lianyungang with an approved building area of 413,081.45㎡, and most of the buildings have been completed and registered with the local authority, with a building area 332,315.35㎡ (80.45%). The Lianyungang factory owned by Huizhi is expected to be completed by September 2025. Plant 3 is currently in operation, and the completed production line is operating normally. This new factory in Lianyungang is the third manufacturing factory in China. Its aerial and panoramic views are shown in page 259. Thus, a completely new material manufacturing industry chain has been formed. This facility performs the following functions: modifying various polymer materials, the production and manufacturing of thin film materials, the synthesis of various functional coating materials, and the precise coating of functional film materials.

Jiangyin Tongli Optoelectronic Technology Co., Ltd

	Plant 1	Plant 2
Location	Jiangyin City, Jiangsu Province, China
Factory Scale	Building area 60,000 m2 (Covering 65 acres)	Building area 87,472.1 m2 (Covering 65 acres)
Production Capacity	566 million m2 /year	3,957 million m2 /year
Width of film produced	500mm~6200mm “Industry leading level”
Number of equipment	21	25

The above figures of Production Capacity are not the current outputs of each manufacturing facility, but estimated value. The important assumptions for calculating capacity are following:

(1)	constant equipment operating speed;
(2)	The running time is continuous, assuming that the equipment stops without any faults, and the effective operating rate is calculated at 95%;
(3)	The yield rate is stable and can reach over 98%;

The foundation of the three assumptions for capacity calculation is discussed from three dimensions: theoretical model, production practice, and data stability. (i) The assumption of constant equipment operating speed, which is based on the simplified requirements of the capacity calculation theoretical model. An ideal constant speed is set to calculate capacity through the capacity calculation formula (such as theoretical capacity=coating width * coating speed * operating time * yield rate). At the same time, production equipment maintains stable output through standardized debugging and regular calibration, ignoring the impact of short-term speed fluctuations on production capacity during continuous production. (ii) The assumption of an effective operating rate of 95% is based on equipment maintenance record statistics, such as the comprehensive availability rate after deducting planned downtime (maintenance, mold replacement) and unplanned downtime (failure) from the past operating time of the equipment. (iii) The assumption of a stable yield rate of over 98% relies on mature process technology and quality management systems to ensure stable and controllable production quality. At the same time, by verifying long-term production data, analyzing the main types of defects and making targeted improvements, stable output can be maintained, resulting in a yield rate of over 98%.

Therefore, the estimated production capacity of the coating machine is calculated according to the following formula:

Production capacity=Coating width * Coating speed * Running time * Yield rate.

Because coating equipment can generally produce many specifications of products, and different products have different speeds, which can lead to varying actual production capacity.

Industry leading level refers to being at the forefront in terms of equipment width, speed, and precision.

Production Management

1. Clean Management System (Has been fully installed in all three Plants)

Introduce Japanese clean management system to build a dust-free System Workshop, specifically related to the hardware production environment.

Constant temperature and humidity control in workshop to optimize the production environment, ensuring cleanliness and preventing contamination during the manufacturing process.

2. Integrated management system (Has been fully installed in all three Plants)

Implement an integrated management system that adheres to ISO three systems, automotive management system and two-chemical integration management system

Perfect manufacturing, testing and information management system

This system ensures comprehensive management of production, quality, and environmental control. The system is designed to guarantee that products are free from contamination and meet quality standards, ensuring efficient manufacturing, testing, and information management.

Plant 1 mainly produces basic films (PE, CPP, CPE), protective films, and release films.

Plant 2 primarily produces protective films, release films, tapes, window films, and paint protection films.

Internal view of Plant 1 and Plant 2

Rendering Image of Aerial view of Plant 1 and Plant 2

Panoramic view of Plant 1 and Plant 2

Jiangsu Huizhi New Materials Technology Co.,Ltd

Plant 3
Address	Lianyungang, China
Factory Scale	Building area 408,000 m2 (Covering 400 acres)
Production Capacity	1,511 million m2 /year
Number of employees	514
Width of film produced	500mm~6200mm “Industry leading level”
Number of equipment	39

The above figures of Production Capacity are not the current outputs of each manufacturing facility, but estimated value. The important assumptions for calculating capacity are following:

(1)	constant equipment operating speed;
(2)	The running time is continuous, assuming that the equipment stops without any faults, and the effective operating rate is calculated at 95%;
(3)	The yield rate is stable and can reach over 98%;

The foundation of the three assumptions for capacity calculation is discussed from three dimensions: theoretical model, production practice, and data stability. (i) The assumption of constant equipment operating speed, which is based on the simplified requirements of the capacity calculation theoretical model. An ideal constant speed is set to calculate capacity through the capacity calculation formula (such as theoretical capacity=coating width * coating speed * operating time * yield rate). At the same time, production equipment maintains stable output through standardized debugging and regular calibration, ignoring the impact of short-term speed fluctuations on production capacity during continuous production. (ii) The assumption of an effective operating rate of 95% is based on equipment maintenance record statistics, such as the comprehensive availability rate after deducting planned downtime (maintenance, mold replacement) and unplanned downtime (failure) from the past operating time of the equipment. (iii) The assumption of a stable yield rate of over 98% relies on mature process technology and quality management systems to ensure stable and controllable production quality. At the same time, by verifying long-term production data, analyzing the main types of defects and making targeted improvements, stable output can be maintained, resulting in a yield rate of over 98%.

Therefore, the estimated production capacity of the coating machine is calculated according to the following formula:

Production capacity=Coating width * Coating speed * Running time * Yield rate.

Because coating equipment can generally produce many specifications of products, and different products have different speeds, which can lead to varying actual production capacity.

Industry leading level refers to being at the forefront in terms of equipment width, speed, and precision. For example, the width of a typical coating equipment is only 1.2 meters, while Plant 3’s coating equipment can reach a width of 2.5 meters; The speed of typical coating equipment is generally 70-100 meters per minute, while Plant 3’s coating equipment can reach speeds of 250-300 meters per minute.

Characteristics of Plant 3

Facilities Construction

●	Introduction of German DORNIER production line

●	6 workshops, R&D building, 4 dormitory buildings, canteen, office building (completed on 21.12.30)

Product Manufacturing

●	Production of high value-added products→ MLCC release film, lithium battery related materials, OLED optical materials, FCCL film, PETG film, TPU film, BOPET film, etc.

Production Capacity

●	Approximately three times the size of Plant 1 and Plant 2 combined

●	The construction of Plant 3 has resulted in a 33% increase in production capacity, and the capacity of Plant 3 will be increased at a later date. The workshop in Plant 3, which currently lacks equipment, is reserved for future capacity, and it is expected to reach full production by the end of 2025.

Jiangsu Huizhi owns Plant 3, which mainly produces high-end basic films (BOPET), protective films, tapes, window films, MLCC release films, electrochromic films, PETG decorative films, and more.

Rendering Image of Aerial view of Plant 3

Panoramic view of Plant 3

BOPET

The BOPET double-drawing line introduces the latest high-specification hardware configuration from Germany. This double-drawing line has material blending and modification technology, thin film molding technology and on-line coating technology, which is one of the highest technical levels of cutting-edge optical film in China. The main products are composite base material, anti-color hardening base film, base film of polarizer release film, super smooth MLCC base film, anti-static base film, base film of window film, low precipitation and low shrinkage base film. The BOPET double drawing line solves the import restriction of our high-end BOPET materials and reduces our cost. The Company successfully mass-produced optical grade BOPET in 2023. China’s high-end BOPET films are widely applied in display panels (such as LCD, OLED), photovoltaic backboards, optical film assemblies (brightness enhancement films, diffusion films, etc.), electronic components (MLCC) and other fields, mainly relying on imports, such as from foreign companies such as Toray (Japan), Mitsubishi Chemical (Japan),3M (USA), and SKC (South Korea).

This dependence has created challenges in stable supply, lead times, consistent product quality, and cost control, leaving domestic industries vulnerable to foreign supplier constraints.

We have successfully localized the production of high-end BOPET film, which will

●	Ensure a stable supply of raw materials and consistent product quality,

●	Shorten the delivery cycle

●	Reduce costs through in-house production, improving operational efficiency

●	Enhance profit margins by optimizing the supply chain

This breakthrough in domestic BOPET film manufacturing strengthens our industrial independence and competitiveness in high-end applications.

Rendering Image of BOPET

In recent years, we have continuously increased investment in updating production equipment and technological transformation, forming large-scale production and expanding the scale of the factory.

INDUSTRY

All the information and data presented in this section have been derived from the Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (Frost & Sullivan) industry report commissioned by us in June 2024 (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF FUNCATIONAL COATING COMPOSITE MATERAIAL INDUSTRY IN MAINLAND CHINA

Definition and Classification of Functional Coating Materials

Functional coating composite material is a material that is transformed and compounded from one or more materials through precision coating, printing, vacuum sputtering and sintering. It is one of the new material industry segments with various new features such as electrical conductivity, thermal conductivity, insulation, flame retardant, light blocking, acid and alkali resistance, anti-blue light, anti-fingerprint, anti-glare, anti-scratch, anti-static, anti-oil and so on, which are widely used in a variety of industrial systems, including aerospace and civil fields.

According to product types and downstream application scenarios, functional coating composite materials can be mainly divided into MLCC release film, automotive film, photovoltaic reflective film, building window film, aluminium battery film and so on.

Source: Frost & Sullivan

Industrial Chain of Functional Coating Composite Material Industry in Mainland China

From the industrial chain point of view, functional coating composite materials are located in the middle of the industrial chain. Upstream raw materials mainly include polyester film, polypropylene film, acrylic glue, silica gel, copper foil, etc. The midstream mainly includes terminal suppliers, die cutting plants and assembly plants. Downstream terminals are manufacturers of consumer electronics, automotive electronics, lithium battery for new energy vehicles, such as Apple, Samsung, Huawei, Panasonic, ZTE, OPPO, LG, etc., and end customers use basic materials such as functional coating composite materials to achieve specific functions of functional devices related to consumer electronics products. The cited companies serve as examples of enterprises utilizing products within the industry, demonstrating the broad application scenarios of functional coating composite materials, thereby highlighting the value and technical adaptability of the industry. For instance, Apple applies functional coating composite materials to anti-fingerprint coatings for iPhone screens and scratch-resistant layers for MacBook casings; Samsung utilizes the materials in flexible display coatings for foldable smartphones, while Huawei incorporates functional coating composite materials into anti-reflective coatings for smartphone optical lenses. Apple and Samsung are GFT’s existing customers among the aforementioned manufacturers, while the others are examples of the companies that use products in our industry. Our recyclable protective film and structural component tape are mainly used in Apple’s iPhone, Watch, and MacBook products. Our protective film and MLCC release film products are applied in Samsung’s OLED, MLCC and other products. These applications underscore the critical role of these materials in advancing product performance across multiple high-tech sectors.

Our collaboration with customers follows this structured process:

Sample Testing & Qualification

●	We conduct multiple rounds of sample testing with the customer until the product meets their specifications.

●	Once approved, the customer finalizes the performance requirements and pricing terms.

Customer-Directed Procurement

●	The customer designates an assembly manufacturer or a die-cutting factory to purchase our products.

●	Since our products are supplied in roll form, the die-cutting factory processes our products into custom shapes required for electronic components before delivering our products to the assembly factory.

Pursuant to these processes, downstream customers such as Apple and Samsung determine the product performance and price, and we supply our products to the die-cutting factory according to this condition. After the die-cutting factory completes the processing, it supplies to the assembly factory, and after the assembly factory completes the assembly, it supplies to end customers such as Apple, Samsung, and others.

China's Functional Coating Composite Materials Industry

Industrial Chain

Industrial Chain of Functional Coating Composite Material Industry
Upstream-Raw Material
Midstream-Die Cutting Plant
Downstream-Terminal Manufacturer
Polyester Film
Polypropylene Film
Other Film Materials
Membrane Material
Acrylic Adhesive
Silica Gel
Other Colloidal Materials
Colloidal Material
Copper Foil
Release Paper
Other Materials
Other Materials
Functional Coating Composite Material
Terminal Supplier
Die Cutting Plant
Assembly Plant
Consumer Electronics
Automotive Electronics and Decoration
Lithium Battery for New Energy Vehicles
Others, such as building window

Source: Frost & Sullivan Analysis

FROST & SULLIVAN

Source: Frost & Sullivan

Functional coating composite materials industry belongs to membrane industry in general and has entered into a new development stage since the 21st century. The development history of membrane material industry in China and its future development trend is summarized by Sullivan as follows:

China's Functional Coating Composite Materials Industry

Development History

Development History of Membrane Materials Industry

Birth Stage: 1950-1970	Exploration Stage: 1970-1979	Growth Stage: 1980-1989	Rising Stage: 1990-2000	Innovation Stage: 2000-now
1950	1970	1980	1990	2000 – Future
• China's modern membrane material technology research began in the 1950s, mainly focused on the research of organic separation membrane materials, and the functional coating composite materials industry also started to develop in this period. • The production of heterogeneous ion - exchange membranes pioneered the membrane industry in China. • In 1958, Institute of Chemistry Chinese Academy of Sciences developed China's first modern membrane material - polyvinyl alcohol ion exchange membrane.	• In the 1970s, China's membrane materials technology entered an early stage of development, membrane materials and membrane materials related industries were initially developed, such as electrodialysis, reverse osmosis, ultrafiltration and microfiltration.	• In the 1980s, the development stepped into a boom period, in which new membrane materials continued to emerge and new application areas continued to expand. • At the same time, the gas separation membrane has also been rapid development, oxygen - enriched and N2/H2 separation membrane process into the engineering stage. Osmosis vaporisation , membrane distillation, inorganic membrane and membrane reactor also entered the research stage. • Important membrane materials and membrane components were put into production one after another, reversing the situation of complete dependence on imports of some membrane materials.	• In the 1990s, China's membrane materials research entered a period of rapid development, and a large number of studies were carried out on membrane materials and membrane engineering. Among them, the development of inorganic membrane began to enter the commercial stage, and was successfully applied in various industries such as traditional chemical industry and bioengineering. • In 1995, the number of domestic membrane enterprises reached 50.	• Since the 21st century, membrane technology has entered the development stage of independent innovation. • Functional coating composites industry has become a new material industry in the strategic emerging industries that the state focuses on supporting and developing, and is also in a rapid development stage, occupying an important position in the national economy. The functional coating composite material industry involves a wide range of applications, a large span of service industries, and a strong industrial correlation, and has an obvious role in promoting the pillar industries such as China's electronics manufacturing industry, and is one of the key industries supporting the development of China. • China's tape production has maintained an upward trend, with production rising from 11.50 billion square metres in 2008 to 23.40 billion square metres in 2017.

Source: China Adhesives and Tape Industry Association, Frost & Sullivan Analysis

FROST & SULLIVAN

Source: Frost & Sullivan

Market Size of Functional Coating Composite Materials Industry Worldwide

According to Frost & Sullivan, the market size of global functional coating composite materials industry increased from RMB1,011.6 billion in 2018 to RMB1,378.2 billion in 2023, representing a CAGR of approximately 6.4% from 2018 to 2023. The global functional coating composite materials market is expected to further increase in the next few years, reaching RMB1,876.5 billion in 2028, with a CAGR of approximately 6.3% from 2023 to 2028.

China's Functional Coating Composite Materials Industry

Market Size

Functional Coating Composite Materials, Breakdown by Downstream Applications, Global, 2018 - 2028E

RMB Billion
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0

	2018	2019	2020	2021	2022	2023	2024E	2025E	2026E	2027E	2028E	CAGR (18-23)	CAGR (23-28E)
Total	1,011.6	1,039.5	1,096.1	1,190.8	1,286.1	1,378.2	1,451.8	1,558.6	1,662.6	1,765.9	1,867.5	6.4%	6.3%
China	550.5	576.1	618.4	683.7	751.4	818.9	877.2	957.3	1,037.8	1,119.9	1,203.1	8.3%	8.0%
Others	461.1	463.4	477.7	507.1	534.7	559.3	574.6	601.3	624.8	646.0	664.4	3.9%	3.5%

Note: The market size refers to the consumption value of global functional coating composite materials.

Source: China Association of Automobile Manufactures, Frost & Sullivan Analysis

Source: Frost & Sullivan

Market Size of Functional Coating Composite Materials Industry in Mainland China

According to Frost & Sullivan, China’s functional coating composite materials industry may be significantly affected by technological breakthroughs and national policies in the PRC. The market size achieved growth in the past several years, from RMB550.5 billion in 2018 to RMB818.9 billion in 2023, representing a CAGR of approximately 8.3% from 2018 to 2023. Since consumer electronics contains, for example, cell phones, tablets, PCs, etc., which use the same or similar functional coating composite materials with home appliances, functional composite coating materials for consumer electronics and home appliances are placed in one classification to be analyzed. Home appliances account for about 20% of the functional composite coating materials for consumer electronics.

China’s functional coating composite materials market is expected to further recover over the next few years, reaching RMB1,203.1 billion in 2028, with a CAGR of approximately 8.0% from 2023 to 2028, primarily driven by factors such as the development of downstream markets, such as the continued growth of the new energy industry, and technological refinements in this market, and scale advantage of leading companies China’s functional coating composite materials industry is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels and consumer spending patterns:

Driven by the widespread adoption of new energy and technological advancements, the new energy vehicle market has experienced rapid growth over the past five years, rising from 1,053.0 thousand units in 2018 to 9,495.0 thousand units in 2023, representing a CAGR of 55.2%. The new energy vehicle market is anticipated to continue its rapid expansion, albeit at a slightly reduced pace, reaching 20,022.8 thousand units in 2028, with a CAGR of 16.1%.

China’s functional coating composite materials market is experiencing several technological refinements to enhance product performance, durability, and sustainability. Some of the key technological advancements in this market include nanotechnology integration, nanotechnology has been increasingly integrated into functional coating composite materials to enhance properties like scratch resistance, UV protection, and antibacterial capabilities.

The leading players in China’s functional coating composite materials market have the advantage of scale. On the one hand, China’s functional coating composite materials industry has technical barrier, economies of scale barrier, capital barrier and so on, and the head enterprises like the company have formed the It is difficult for new players to enter the industry. Therefore, when the barriers to entry are high, the excessive influx of new entrants can be effectively avoided. Existing enterprises are able to invest long-term R&D resources in technological innovation to improve product performance and quality and reduce production costs. Resources in the industry will be more focused on key areas, which leads to further increases in market size and CAGRs as well. On the other hand, the support of national policies for China’s functional coating composite materials industry (such as the Thirteenth Five-Year Guidelines, issued by the Ministry of Industry and Information Technology “Guide for the Development of New Materials Industry”, etc.) gives priority to the support of existing enterprises with technical strength, which leads to the concentration of industry resources to the head, and promotes the scale of production and technological upgrading. In recent years, leading domestic manufacturers have narrowed the gap with foreign importers through continuous innovation, enhancing the competitiveness of their products. Domestic-produced functional coating composite materials have gradually emerged in the domestic market, showing a trend of import substitution.

China's Functional Coating Composite Materials Industry

Market Size

Functional Coating Composite Materials, Breakdown by Downstream Applications, China, 2018 - 2028E

RMB Billion
1,400
1,200
1,000
800
600
400
200
0

	2018	2019	2020	2021	2022	2023	2024E	2025E	2026E	2027E	2028E	CAGR (18-23)	CAGR (23-28E)
Total	550.5	576.1	618.4	683.7	751.4	818.9	877.2	957.3	1,037.8	1,119.9	1,203.1	8.3%	8.0%
Consumer electronics	205.5	216.5	239.3	250.9	253.6	268.2	289.4	326.3	366.3	409.5	454.8	5.5%	11.1%
Cars	201.8	203.7	206.8	235.0	268.9	310.8	328.3	347.8	366.5	384.5	403.2	9.0%	5.3%
Lithium Cell in NEVs	8.4	12.1	14.7	20.1	29.7	39.4	47.5	55.0	60.9	66.1	69.9	36.2%	12.1%
Others	134.8	143.9	157.6	177.7	199.2	200.6	212.0	228.3	244.1	259.8	275.2	8.3%	6.5%

Note: The market size refers to the consumption value of functional coating composite materials in China.

Source: China Association of Automobile Manufactures, Frost & Sullivan Analysis

FROST & SULLIVAN

Source: Frost & Sullivan

Currently, the most occupying material types of functional coating composite materials market are MLCC release film, automotive film and optical film. The market size of automotive films including application in fuel and new energy vehicles. It has increased from RMB210.2 billion in 2018 to RMB350.2 billion in 2023, with a CAGR of approximately 10.7%. The market size of MLCC release film has increased from RMB65.1 billion in 2018 to RMB86.6 billion in 2023, with a CAGR of approximately 5.9%. The market size of optical film has increased from RMB68.3 billion in 2018 to RMB121.7 billion in 2023, with a CAGR of approximately 12.2%. The market size of building window film has increased from RMB22.8 billion in 2018 to RMB56.2 billion in 2023, with a CAGR of approximately 19.8%. In the foreseeable future, along with favorable policies, technical development and increasing demand of downstream applications, the market size is expected to increase.

China's Functional Coating Composite Materials Industry

Market Size (2/2)

Functional Coating Composite Materials, Breakdown by Downstream Applications, China, 2018 - 2028E

RMB Billion
1,400
1,200
1,000
800
600
400
200
0

	2018	2019	2020	2021	2022	2023	2024E	2025E	2026E	2027E	2028E	CAGR (18-23)	CAGR (23-28E)
Total	550.6	576.1	618.4	683.7	751.4	818.9	877.2	957.3	1,037.8	1,119.9	1,203.1	8.3%	8.0%
Optical Film	68.3	74.3	81.9	87.5	92.8	121.7	133.7	154.6	177.2	201.7	227.3	12.2%	13.3%
Automotive Film	210.2	215.7	221.6	255.1	298.6	350.2	378.0	412.3	437.7	461.6	484.8	10.7%	6.7%
MLCC Release Film	65.1	65.7	70.4	75.4	80.8	86.6	94.4	104.5	117.5	131.5	146.1	5.9%	11.0%
Building Window Film	22.8	21.4	24.3	32.2	42.6	56.2	52.8	64.4	78.6	96.1	117.6	19.8%	15.9%
Others	184.2	199.0	220.3	233.5	236.6	204.3	218.4	221.6	226.8	229.1	227.2	2.1%	2.1%

Note: The market size refers to the consumption value of functional coating composite materials in China.

Source: China Association of Automobile Manufactures, Frost & Sullivan Analysis

FROST & SULLIVAN

Source: Frost & Sullivan

With respect to size of the market for functional composite coating materials that are produced by the local domestic companies in China and size of the market for functional composite coating materials that are imported from overs, according to Frost & Sullivan, the market size of China’s functional coating composite materials industry increased from RMB550.5 billion in 2018 to RMB818.9 billion in 2023, representing a CAGR of approximately 8.3% from 2018 to 2023. China’s functional coating composite materials market is expected to further recover over the next few years, reaching RMB1,203.1 billion in 2028, with a CAGR of approximately 8.0% from 2023 to 2028. China’s functional coating composite materials industry is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels and consumer spending patterns.

The proportion of domestic production is increasing year on year, from 66.2% in 2018 to 69.5% in 2023, and is expected to continue to increase in the future as well.

China's Functional Coating Composite Materials Industry

Market Size

Functional Coating Composite Materials, Breakdown by Downstream Applications, China, 2018 - 2028E

RMB Billion

1,400
1,200
1,000
800
600
400
200
0

	2018	2019	2020	2021	2022	2023	2024E	2025E	2026E	2027E	2028E	CAGR (18-23)	CAGR (23-28E)
Total	550.5	576.1	618.4	683.7	751.4	818.9	877.2	957.3	1,037.8	1,119.9	1,203.1	8.3%	8.0%
Import	186.0	189.8	198.6	217.7	238.1	250.1	260.9	279.3	297.7	315.8	334.0	6.1%	6.0%
Domestic	364.6	386.3	419.9	466.1	513.3	568.8	616.3	678.0	740.1	804.1	869.1	9.3%	8.8%

Note: The market size refers to the consumption value of functional coating composite materials in China.

Source: China Association of Automobile Manufactures, Frost & Sullivan Analysis

FROST & SULLIVAN

Source: Frost & Sullivan

Market Drivers and Future Trends of Functional Coating Composite Materials Industry in Mainland China

According to Frost & Sullivan, the development of functional coating composite materials industry in China is primarily driven by the following factors:

●	Favorable Policies: China’s functional coating composite materials industry is gradually entering a stage of high-quality development. Leading enterprises are proactively positioning themselves in the high-end product market, adjusting their product structures, and steering functional coating composite materials towards a trajectory of higher-end products. In recent years, the national government has introduced a series of policies to encourage the development of the functional coating composite materials industry. For instance, the National Development and Reform Commission issued the Catalog for Guiding Industry Restructuring (Draft for Soliciting Opinions in 2023) in July 2023, explicitly designating functional films as encouraged new materials. By strengthening the leading role of key enterprises and fostering a skilled professional workforce, China aims to promote the long-term and stable development of the industry. During the 14th Five-Year Plan period, with the successive release of national industry plans, various provinces, cities, and regions have also issued favorable policies related to functional coating composite materials, creating a favorable policy environment and vigorously promoting industrial development.

●	Diversified Market Demands: As downstream industries experience rapid growth, functional coating composite materials are encountering diverse and complex product application environments. A single customer may demand different types of functional coating composite materials for various application scenarios. Therefore, customers tend to prefer comprehensive manufacturing companies that offer a complete range of products and extensive coverage. Such enterprises are perceived to possess higher supply security and cost-effectiveness. Driven by the impetus of diversified market demands, integrated manufacturing firms, with their comprehensive and flexible product lines, are increasingly favored by customers. These companies also boast robust research and development as well as production capabilities, enabling them to swiftly respond to market changes and flexibly adjust product structures to meet personalized customer requirements.

●	Development Towards High-End and Precision: The functional coating composite materials industry operates in a market-oriented and highly competitive landscape, representing a strategic emerging sector within the nation’s key supported and developed industries, particularly in the field of new materials. As a downstream industry of functional coating composite materials, consumer electronics shipments will increase from 788.5 million units in 2023 to 1,033.6 million units in 2028, indicating a CAGR of 5.6%. Apart from applications in consumer electronics, optoelectronic displays, electronic appliances, and adhesive film products, there is significant demand for functional coating composite materials from high-tech industries such as aerospace, semiconductor, and integrated circuits. The advancement in technological capabilities has led to the rapid development of end-use industries, increasing the demand for functional coating composite materials. Factors such as the addition of functional components or modules, the utilization of new materials, and the upgrading of manufacturing processes will impose higher requirements on the performance of functional coating composite materials. This, in turn, will drive manufacturers to enhance their research and development capabilities and technological innovation. The functional coating composite materials industry is poised to further evolve towards high-end and precision development.

●	Increasing R&D Investment and Innovation: The downstream terminal industries undergo rapid updates and iterations, with consumer preferences swiftly shifting. Taking smartphones as an example, brand manufacturers release several new models annually, driving an increase in functional components or module additions and replacements, the application of new materials, and process upgrades. These changes also impact the application of functional coating composite materials. Companies anticipate intensifying their R&D investment for technological innovation to meet the diverse demands of end customers. Industry participants are expected to adopt innovative R&D models, continuously engage in new product development aligned with the terminal market, prioritize front-end research, and promptly integrate customer needs, market developments, and product design to enhance the success rate and market adaptability of new product developments.

●	Downstream Demand and Driving Industry Growth: The extensive application areas and robust market demand in downstream sectors contribute to the healthy and rapid development of the Chinese consumer electronics industry. With the continuous improvement in the consumption level of Chinese residents, the demand for consumer electronic products has been steadily increasing. In 2023, the consumer electronics shipments were RMB788.5 million units, indicating a substantial market size. As the situation of the COVID-19 pandemic in China improves and market demand rebounds, the consumer electronics shipments are expected to reach RMB828.4 million units in 2024, representing a 5.1% YoY growth. The growth demand in the Chinese consumer electronics industry market also brings positive growth expectations for upstream functional coating composite materials industries, such as optical protective films and optical bonding films. Moreover, the market for liquid crystal televisions and the production of liquid crystal panels are also downstream application areas for optical films. As imaging technologies in television, such as naked-eye 3D and 4K ultra-high-definition, continue to advance, there will be higher requirements for films used in television panel production. The substantial demand in the Chinese liquid crystal television market also fosters positive growth expectations for the upstream functional coating composite materials industry.

●	Import Substitution: In recent years, leading domestic manufacturers have narrowed the gap with foreign importers through continuous innovation, enhancing the competitiveness of their products. For example, domestically produced copper/aluminum foil tapes used for internal grounding and shielding of products can replace imported models such as 3M 1181 and 3M AL-36FR. Simultaneously, some large downstream customers, such as smartphone manufacturers, regularly update their products, providing new opportunities for domestic producers to enter the supply chain. Domestic-produced functional coating composite materials have gradually emerged in the domestic market, showing a trend of import substitution. Additionally, the tense situation in international trade is driving domestic downstream customers to seek supply chain stability, further providing development opportunities for domestic enterprises. The tense situation in international trade includes tariff barriers leading to significant increases in the cost of imported materials, geopolitical conflicts (such as the Russia-Ukraine war) potentially disrupting or severely restricting the supply of certain imported materials, fluctuations in logistics and transportation costs, and financial risks arising from exchange rate volatility affecting payment settlements. As a result, downstream customers are more inclined to choose domestic suppliers to ensure the stability and controllability of their supply chains. Domestic manufacturers have gradually gained the trust and support of customers by providing stable and reliable services. Finally, the market share of domestic products is relatively low at present, indicating significant room for development. Facing technological challenges from the international market, domestic companies need to improve product quality and enhance technological capabilities to achieve more robust and sustainable development.

●	Emergence of Solution Designers and Providers: To address the long-standing issue of excessive reliance on material procurement and insufficient emphasis on material originality in China, multiple policies have been introduced to support enterprises in independently designing solutions and solving problems. According to the Strategic Research on Building a Strong Nation in New Materials by 2035 released by the Chinese Academy of Engineering, China needs to establish an enterprise-oriented independent innovation system to address the long-standing neglect of material originality and fundamentality. The “Guide to the Development of the New Material Industry” mentions that future key tasks of the industry include promoting structural reform on the supply side of the raw materials industry, increasing the proportion of research and development of key strategic materials focusing on key areas such as high-end equipment manufacturing and energy conservation and environmental protection. Encouraging upstream and downstream enterprises to jointly implement key projects and accelerate the transformation of innovative achievements in new materials. The Guiding Opinions of Promoting High-Quality Development of the Petrochemical Industry during the ‘14th Five-Year Plan’ Period also proposes optimizing and integrating industry-related R&D platforms and establishing innovation centers in fields such as high-performance film materials. It aims to advance common technological innovations such as catalytic materials, process intensification, polymer material structure characterization, processing application technology, and equipment. Guided by national policies, manufacturers of functional coating composite materials are transitioning from single material suppliers to solution designers and providers, offering multidimensional solutions including color, decoration, substrates, processes, and coating materials.

In addition, to meet the increasing demand from end customers for product customization, manufacturers of functional coating composite materials are continuously seeking to strengthen their connections with customers to better meet their requirements. With the optimization of their manufacturing technology, leading companies in the industry are forming closer partnerships with customers, transitioning from imitators at the outset to solution designers and providers. Customers provide the latest requirements for materials to the company, and the company designs and develops innovative materials according to these requirements.

●	Rising Industry Concentration: From the perspective of industry development trends, the functional coating composite materials industry is gradually showing a trend of rising industry concentration. Compared to leading global companies, the CR5 of domestic functional coating composite materials manufacturers is still relatively low, but there is enormous potential for industry consolidation in the future. Additionally, downstream customer industries, such as consumer electronics and new energy vehicles, are experiencing rapid growth. These leading companies in downstream industries tend to collaborate with leading companies in the functional composite materials industry to obtain more competitive products and services, thereby enhancing their own competitiveness. Therefore, the integration of downstream customer industries will further drive the increase in industry concentration in the functional coating composite materials industry.

Entry Barriers of the Functional Coating Composite Materials Industry in Mainland China

●	Technical Barrier: The functional coating composite materials industry is characterized by its intensive reliance on technology. The product development process involves multiple stages, including product conceptualization, research and development, process design, customization and debugging of production lines, and product testing. The processing of products encompasses various technical aspects such as the preparation of functional coating materials, film pretreatment, and precision coating, requiring the comprehensive application of knowledge in multiple domains, including chemistry, optics, physics, mechanics, functional materials, and automation control. Given this complexity, there is a significant demand for specialized technical expertise among new entrants, resulting in high technological barriers within the functional coating composite materials industry.

●	Economies of Scale Barrier: The functional coating composite materials industry, characterized by its rapid market development and continuous introduction of new products, sets high entry requirements for manufacturers. Enterprises in the functional film materials sector that possess a rich product portfolio, strong technological expertise, capabilities in new product development, and leading process design enjoy a significant competitive advantage due to their evident economies of scale. These companies not only respond swiftly to changes in the downstream market but also demonstrate the ability to integrate effectively with high-quality upstream raw material suppliers, meeting the growing demands of the rapidly evolving consumer electronics market. This presents a notable economies of scale barrier for new entrants.

●	Capital Barrier: The functional coating composite materials industry is a capital-intensive sector. New entrants in the industry must invest in acquiring factories, high-precision production equipment, a clean production environment with a relatively high level of cleanliness, and product monitoring devices. The procurement of the entire production line requires a substantial capital investment. Additionally, the production of materials demands strict environmental conditions, typically conducted in a cleanroom with static cleanliness requirements of Class 1,000 or higher, while maintaining constant temperature and humidity. As a result, manufacturers in the functional coating composite materials sector need to allocate a considerable amount of capital, which, to a certain extent, constitutes a capital barrier to entry into the industry.

●	Customer Procurement Certification Barrier: The main downstream customers for functional coating composite materials products are in the consumer electronics industry. Well-known brands in the consumer electronics sector have high requirements for their suppliers in terms of technology and capital. The certification process for suppliers is often lengthy, typically ranging from 6 to 12 months, and in some cases, certification for core functional materials may exceed one year. Consequently, the functional coating composite materials industry faces a significant barrier in terms of customer procurement certification.

Competitive Landscape of our Industry in Mainland China

In 2023, the total revenue generated from domestic enterprises of functional coating composite materials in China reached RMB568.8 billion, with the top five market participants accounting for approximately 1.3%. Based on the revenue of functional coating composite materials in 2023, our Group ranked as the largest domestic participant in China’s functional coating composite materials market, holding a market share of approximately 0.7%.

Top Five Domestic Enterprises in mainland China’s Functional Coating Composite Materials Market by Revenue, 2023

Competitive Landscape

Ranking of Top 5 Domestic Enterprises in China's Functional Coating Composite Materials Market

> ***The Group was the Largest Domestic Player in China's Functional Coating Composite Materials Market by 2023 in terms of Revenue.***

Ranking	Enterprise	Revenue during the year ended 2023 (Billion RMB)	Market hae during the year ended 2023 (%)
1	**Tongli**	**4.0**	**0.7%**
2	Company A	1.3	0.2%
3	Company B	1.2	0.2%
4	Company C	0.7	0.1%
5	Company D	0.6	0.1%
	Top 5	**7.8**	**1.3%**
	Others	**561.0**	**98.7%**
	Total	**568.8**	**100.0%**

Note: (1) The company's revenue is the revenue generated during 2023 fiscal year.
(2) Revenue number used by Frost & Sullivan include all revenues of GRT's subsidiaries in China.

Source: Frost & Sullivan Analysis

Top Five Enterprises in China’s Functional Coating Composite Materials Market by Revenue, 2023

Competitive Landscape

Ranking of Top 5 Enterprises in China's Functional Coating Composite Materials Market

➤ ***The Group was the 5th Largest Player in China's Functional Coating Composite Materials Market by 2023 in terms of Revenue.***

Ranking	Enterprise	Revenue during the year ended 2023 (Billion RMB)	Market hae during the year ended 2023 (%)
1	Company E	10.0	1.2%
2	Company F	6.5	0.8%
3	Company G	5.5	0.7%
4	Company H	4.3	0.5%
5	**Tongli**	**4.0**	**0.5%**
	Top 5	**30.3**	**3.7%**
	Others	**788.6**	**96.3%**
	Total	**818.9**	**100.0%**

Note: (1) The company's revenue is the revenue generated during 2023 fiscal year.
(2) Revenue number used by Frost & Sullivan include all revenues of GRT's subsidiaries in China.

Source: Frost & Sullivan Analysis

FROST & SULLIVAN

Note:

1.	Our Group’s data is based on our unaudited financial information for fiscal year of 2023.
2.	Company A is established in 2007. This company is a listed company headquartered in Ningbo, Zhejiang, China. The company is listed on the Shenzhen Stock Exchange. The company produces optical diffusion films, optical brightening films, quantum dot films, solar back sheet films, window films, and more, which are widely used in the display, photovoltaic, automotive, and battery industries.
3.	Company B established in 2006. This company is a listed company headquartered in Taicang, Jiangsu, China. The company is listed on the Shenzhen Stock Exchange. The company’s main products fall into four categories: functional film materials, electronic-grade adhesive materials, thermal management composite materials, and film packaging materials.
4.	Company C is established in 1997. This company is a listed company headquartered in Suqian, Jiangsu, China. The company is listed on the Shenzhen Stock Exchange. The company owns five major production bases, mainly producing polyester functional film materials, optical materials, new energy materials, information materials, energy-saving window film materials, and heat-shrink materials.
5.	Company D is established in 2010. This company is a listed company headquartered in Ningbo, Zhejiang, China. The company is listed on the Shanghai Stock Exchange. The company primarily engages in the research, production, and sale of various special functional films such as reflective films, optical base films, and back sheet base films. These products are widely used in fields such as displays, electronics, power batteries, and solar energy.
6.	Company E is established in 1902. This company is a listed company headquartered in Saint Paul, Minnesota, United States. The company is listed on the New York Stock Exchange. The company operates as a diversified technology enterprise, it’s businesses across sectors such as Safety and Industrial, Transportation and Electronics, Health Care, and Consumer Goods.
7.	Company F is established in 1918. This company is listed company headquartered in Osaka, Japan. The company is listed on the Tokyo Stock Exchange. The company focus on creating value for customers through cutting-edge technology. It produces products from adhesive materials to electronic components, automotive and transportation equipment, and consumer and lifestyle-related materials.
8.	Company G is established in 2005. This company is a listed company headquartered in Tokyo, Japan. The company is listed on the Tokyo Stock Exchange. The company provides goods and services to various industries such as petrochemicals, industrial pharmaceuticals, automotive, construction, coatings and adhesives, and electrical and electronics industries, and provides social and environmental solutions to contribute to the realization of an affluent society.
9.	Company H is established in 1977. This company is a listed company headquartered in Delaware, USA. The company is listed on the New York Stock Exchange. The company’s portfolio encompasses the production of pressure-sensitive materials alongside a variety of bills, labels, and other conversion products.

Our Competitive Edges

●	According to Frost & Sullivan, based on the revenue of functional coating composite materials in 2023, we ranked as the largest domestic participant and the fifth-largest participant in China’s functional coating composite materials market.

●	We are one of the few companies in China’s functional coating composite materials industry covering the entire supply chain. We have transitioned from a single manufacturer of functional coating composite materials to solution designers and providers, offering multidimensional solutions including color, decoration, substrates, processes, and coating materials. Specifically, our business has expanded from precision coating to include base film production, adhesive coating liquid synthesis, and precision coating. In comparison, some of our competitors are limited to base film production and precision coating, while others are focused solely on precision coating.

●	At Jiangyin Tongli, R&D personnel account for 12% of the total workforce, with annual R&D expenditures amounting to 6% of operating income. Meanwhile, the company holds 251 authorized patents, including 54 invention patents.

●	The company has obtained ISO90001, ISO14001, ISO45001, IATF16949, and Integration of Informationization and Industrialization Management System Certification.

●	The company’s laboratory conducts over 100 testing items, ranging from raw material particle feeding detection, blow molding stretching, and precise film coating to slitting/die-cutting. The company can conduct molecular weight distribution analysis of polymers, quantitative analysis of specific compounds, and analysis of volatile components in complex matrices.

●	The company’s revenue grew rapidly, exceeding the industry’s average growth rate, and its market share is gradually increasing. In the 2023 fiscal year, the Company’s revenue grew by approximately 75% year-on-year, while the average revenue growth of its competitors was around 15%.

●	The company’s industry coverage is more comprehensive than market competitors. The company’s industry coverage includes consumer electronics, automotive, lithium batteries, home appliances, and others. In comparison, the industry coverage of its competitors is relatively limited. For example, one of our competitors mainly produces optical films for displays, with a small portion dedicated to photovoltaic materials. Further, another competitor focuses on consumer electronics and packaging tapes, with automotive materials making up a smaller share; while another primarily focuses on food packaging, with a small proportion of its production dedicated to automotive materials.

●	70% of the company’s coatings are self-produced, which is relatively rare among domestic enterprises. Self-production of coatings can better meet customer needs.

Customers

From the industrial chain point of view, functional coating composite materials are located in the middle of the industrial chain. The end customers are manufacturers of consumer electronics, automotive electronics, lithium battery for new energy vehicles and end customers use basic materials such as functional coating composite materials to achieve specific functions of functional devices related to consumer electronics products. The chart below shows the situation of the entire industry chain. In recent years, as a leading domestic manufacturer within the industry, GRT has narrowed the gap with foreign importers through continuous innovation, enhancing the competitiveness of their products. For example, the Company has independently developed and produced nine VHB tape products, including the TL-3015B, used for casing frame bonding. These products can replace imported models such as 3M 4914 and Tesa 75625. Simultaneously, some large downstream customers, such as smartphone manufacturers, regularly update their products, providing new opportunities for domestic producers to enter the supply chain. Additionally, the tense situation in international trade is driving domestic downstream customers to seek supply chain stability, GRT has gradually gained the trust and support of customers by providing stable and reliable services. The tense situation in international trade includes tariff barriers leading to significant increases in the cost of imported materials, geopolitical conflicts (such as the Russia-Ukraine war) potentially disrupting or severely restricting the supply of certain imported materials, fluctuations in logistics and transportation costs, and financial risks arising from exchange rate volatility affecting payment settlements. As a result, downstream customers are more inclined to choose domestic suppliers to ensure the stability and controllability of their supply chains. GRT is well-known in the manufacture industry and their products are sold well within and outside China. One of the Company’s clients produces MLCCs, which are technically demanding products. After several years of validation, the Company has secured bulk orders. Currently, the Company’s products are exported to countries such as South Korea, Taiwan, Vietnam, the Philippines, and Turkey.

We enjoy a high reputation and visibility within the industry, we provide solutions, developing materials and ultimately designing and producing targeted products based on the requirements of end customers. GRT directly engages with end customers and participates in product development by collaborating with designated commissioning parties. After the development results of GRT are confirmed by end customers, they will be produced in large quantities and delivered to the application suppliers of end customers, such as film cutting factories. In serving the end customers, GRT has developed four business models, and the flowchart of each business model is illustrated as follows:

First Business Model: GRT only produces whole rolls of products. The end customers need to die cut rolls of products into specific specifications and sizes when they use them. This means die-cutting is an essential step for manufacturers, we serve the die-cutting manufacturers in consumer electronics, automobiles, home appliances and other industries.

Second Business Model: GRT mainly sells products to dealers in various regions, dealers sell to retailer stores which sell to end customers.

Third Business Model: GRT customizes product for the end customers, the end customers designate the die-cutting factory and the assembly plant. After the products are assembled by the assembly plant, the products are provided to the end customers. Such manufacturing process is described as follows:

●	End Customers propose product requirements and performance requirements to GRT, GRT manufactures the products meeting end customers’ requirement, but the die-cutting and assembly are carried by the die-cutting factory and assembly plants designated by end customers;

●	End Customers designate a die-cutting factory to GRT, and GRT supplies corresponding products to the die-cutting factory, End customers pay the die-cutting services fees to die-cutting factory;

●	After the die-cutting is completed, and the die-cutting factory supplies to the assembly plants for assembling, end customers directly pay to assembly plants the service fees for assembling;

●	After the assembly is completed, the finished product is delivered by assembly plants to End Customers.

End Customers
product requirements and performance requirements
GRT
Product Supply
Price
Die-cutting Factory
Price and Quality
Die-cutting
Assembly Plant

Fourth Business Model: GRT sells the products to End Customers directly. We use this business model to serve our customers in automotive industry. Such business model summarizes the business model:

●	End Customers propose product requirements and performance requirements to GRT, and GRT completes all stages of manufacturing procedure and supply them to the end customers.

●	End Customers purchase the products directly from GRT; and request GRT to deliver the products to their 4S Stores for use.

GRT serves many well-known enterprises and involves multiple industries, including Automotive, Electronic, Building Material, Food and Pharmaceutical, etc. Many global companies are its end customer, such as well-known smartphone manufacturer in the USA, famous electronic manufacturer in the Korea and global automotive manufacturers. Meanwhile GRT has more than 20 domestic customers, the income from top 10 account for 58% of annual revenue. Since 2020, GRT’s end customers are famous companies, including GAC Honda, GAC Toyota, GAC Tranquility, etc.; in 2021, GRT established co-operation with a global leading company, Jinrenbao Group; from 2022, GRT supplied product to Zhuhai Guanyu, a new energy lithium battery customer and supplied MLCC-related products to major Korean companies. So far, GRT achieved stable sales growth through supply cooperation with multiple multinational corporations. The following is the selected GRT’s current customers in various fields. In addition to these selected customers, GRT serves several industry-leading enterprises that cannot be disclosed due to confidentiality agreements.

Car Brand	Home Appliance Brand		Building Material Brand	Food & Pharmaceutical Brand
BYD	hp	Hisense	华住 HUAZHU	康师傅
吉利汽车 GEELY AUTO	LENS 蓝思科技	mi	格林豪泰酒店	良品铺子 BESTORE
HONDA	COMPAL	Haier	Hilton	中粮 COFCO
TESLA	BOE	SHARP	ATOUR GROUP 亚朵集团	金龙鱼
CHERY	TCL		锦江之星 JINJIANG INN	ORI PACKAGING

For the fiscal year ended June 30, 2024, two customers contributed approximately 20.75% and 17.60% of total purchases made by the company, respectively.

Below is a list of the top three customers and the percentages each of them individually accounted for our annual total revenue, during the year ended June 30, 2024. The revenue is reflected in US Dollars based on the exchange ratio of US$1=RMB7.2248 announced by the U.S. Federal Reserve Board, average from July 1, 2023 to June 30, 2024.

For the years ended June 30, 2024
Customer Name	Revenue	% of Total Revenue
Shenzhen Ruifeida Photoelectric Technology Co., Ltd.	$16,617,641.12	2.62%
Shenzhen Alto Technology Co., Ltd.	$16,423,391.99	2.59%
Dongguan SuYue New Material Technology Co., Ltd.	$13,768,952.17	2.17%

Sales Agreement

GRT generally signs framework sales contracts with the customers, and framework contracts generally do not stipulate information such as specific products, model and price, the final sales quantity and amount are confirmed by customers place firm purchase orders.

GRT adopted Accounting Standards Codification (“ASC”) Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to GRT’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, GRT performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) GRT satisfies the performance obligation. VAT that GRT collects concurrent with revenue-producing activities is excluded from revenue.

GRT follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with GRT acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with GRT acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

GRT recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

Suppliers

As far as the industry is concerned, upstream raw materials mainly include polyester film, polypropylene film, acrylic glue, silica gel, copper foil, etc. However, regarding GRT’s situation, 70% of its coatings are self-produced, which is relatively rare among Chinese domestic enterprises. Self-production of coatings can better meet customer needs.

We primarily rely on suppliers to provide raw materials, including Chemical, Particle, PET film, Glue, Proto membrane, TPV film, 201KI, 201 XV and 2832E1 and PO film, etc. GRT has more than 20 suppliers, most of the raw materials are sourced from suppliers in China, but we also import raw materials. GRT maintains a list of qualified suppliers for each procurement category and has also implemented an internal quality assessment system for suppliers.

We typically sign agreements without a certain period with suppliers including framework agreement and non-framework agreement. For framework agreement, the relevant procurement is subject to actual purchase orders; for non-framework agreement, we include the specific quantity and amount of purchase and other relevant information. Since we maintain a variety of suppliers on the qualified list for different categories of supplies and can easily procure commodities from alternative suppliers at similar prices in the market, we are not reliant on any single source for procuring goods. In the event that our relationship with any supplier terminates, we believe that we will be able to source necessary supplies from alternative suppliers at similar prices. So far, we have not experienced any disruptions to our operations due to raw material shortages, nor had we encountered any difficulties in procuring raw materials.

For the year ended June 30, 2024, two suppliers contributed approximately 9.44% and 8.81% of total purchases made by the Company, respectively.

Below is a list of the top three suppliers and the percentages each of them individually accounted for our annual total purchase, during the year ended June 30, 2024. The revenue is reflected in US Dollars based on the exchange ratio of US$1=RMB7.2248 announced by the U.S. Federal Reserve Board, average from July 1, 2023 to June 30, 2024.

For the years ended June 30, 2024
Customer Name	Revenue	% of Total Revenue
Huaran (Ningbo) Supply Chain Management Co., Ltd.	$38,638,197.86	9.44%
Jiangyin Port Shengtong Blockchain Technology Co., Ltd.	$36,062,609.59	8.81%
Beijing TDD E-Commerce Co., Ltd.	$21,735,656.63	5.31%

Quality Control

Quality control management is crucial to our reputation and business. We take quality as the life of the enterprise, and with the spirit of striving for excellence as a craftsman, GRT achieves excellent quality and continuously create value for the customers. GRT has successively passed GB/T 19001-2016/ISO9001:2015, GB/T24001-2016/ISO14001:2015, GB/T45001-2020/ISO45001:2018, GB/T 23001-2007, IATF16949, GB/T 23331-2020/ISO50001:2018, and QC080000 system certifications, forming a standardized management mode and a rigorous quality control system.

ISO9001 is a quality management system standard developed by the International Organization for Standardization (ISO), mainly to help enterprises establish a scientific and standardized quality management system, optimize internal processes, make the division of labor and cooperation among departments clearer and more reasonable, thereby effectively improving operational efficiency and enhancing market competitiveness. The regulatory agency that issues this certification is the China National Accreditation Service (CNAS) and the certification issuance process is as follows: 1. Preparation work for quality management system documents and operation; 2. Submit certification application; 3. Sign the Quality Management System Certification Service Contract; 4. Enter the first stage of review (pre review); 5. Enter the second stage of audit (on-site audit); 6. Supervision (supervision and review) after entering the certification process; 7. Enter the re-evaluation (certificate renewal review).

ISO14001 is an environmental management system standard developed by the International Organization for Standardization (ISO), mainly to help enterprises establish effective environmental management systems, promote better environmental responsibility in the production and operation process, and reduce negative impacts on the environment, such as reducing energy consumption and waste emissions. The regulatory agency issuing this certification is the China National Accreditation Service (CNAS), and the certification issuance process is as follows: 1. Initial environmental assessment; 2. Planning of environmental management system and preparation of system documents; 3. Operation and implementation of environmental system; 4. Internal audit and management review of the company; 5. Certification application and review, document review and on-site audit. After passing the audit, the enterprise can obtain ISO14001 certification certificate and undergo regular supervision and audit in the future.

ISO45001 is an occupational health and safety management system standard published by the International Organization for Standardization. Its main purpose is to help enterprises establish effective risk assessment mechanisms, regularly identify and analyze health and safety risks in the workplace, and develop control measures to reduce accidents and occupational diseases, protect employee health and safety, and improve enterprise management level. Certification process: 1. Preliminary preparation; 2. Establishment of occupational health and safety management system; 3. Operation of occupational health and safety management system; 4. Internal audit and rectification; 5. Management review and improvement; 6. External certification audit, after passing the audit, ISO45001 certification certificate will be issued.

IATF16949 is a quality management system standard for the automotive industry developed by the International Automotive Task Force (IATF). Its main purpose is to emphasize defect prevention, reduce deterioration and waste, encourage enterprises to continuously optimize production processes and control measures, improve the quality stability and reliability of automotive components and vehicles, reduce defect and failure rates, and enhance the safety and durability of automobiles. Certification process: 1 Enterprise preparation; 2. System establishment; 3. System operation; 4. Internal audit; 5. Management review; 6. External certification audit, after passing the audit, IATF16949 certification certificate will be issued.

At present, the Group has formed a full lifecycle control system for research and development, design, manufacturing, and service implementation, thereby building a quality management model with a full industry chain, full process, and full staff participation. The “Tongli” series of thin film products have passed SGS, CTI and other tests, and all environmental indicators have met international standards. Our concept of quality is “quality first, customer first, meeting the needs of customers with high-quality products”. “Excellence, the pursuit of excellence, precision manufacturing, first-class products; sincere service, customer satisfaction” is the quality policy of GFT.

We require our employees to strictly adhere to the product quality control measures and procedures, such as maintaining quality management records and promptly reporting to senior management. The general manager of the company represents the company to determine its quality policy and objectives, and is responsible for establishing, implementing, and maintaining the company’s quality system. Our quality control team reports to the general manager and vice general manager and is responsible for, among other things:

1.	establishing and implementing quality standards for quality assurance, and compliance and effectiveness of the quality system operation;

2.	organizing, coordinating, and supervising the implementation of the quality system, and stop and correct behaviors that do not comply with regulations;

3.	verifying the authenticity and reliability of quality records and reports;

4.	supervising whether each department has completed the tasks;

5.	promoting the formation of customer demand awareness throughout the company;

6.	performance of the quality management system, including the need for improvement;

7.	representing the company in matters related to certification, consulting, and other matters with the outside world;

8.	taking all necessary measures, including training, education, and internal communication, to ensure compliance with all relevant laws, regulations, and standards; and

9.	regularly analyzing, evaluating, preventing, and managing potential product safety risks.

As of the date of this prospectus, the operating subsidiaries have not encountered any significant complaints related to product quality.

As a leading company in the industry, we have worked with multiple authoritative institutions and organizations and participated in the development of quality control standards, which including but not limit to:

1.	“Release Film for Casting of Multi-layer Ceramic Capacitors (MLCC)”, “Polyurethane Film for Paint Protection”, “Halogen-free Flame-retardant Polycarbonate Car Wrap Film” and “Intelligent Dimming Film for Automotive Sunroof” organized by Shanghai Society of Plastic Engineering Technology;

2.	“Termination Tape for Lithium Batteries” organized by the Shanghai Society of Plastic Engineering Technology;

3.	“Car Paint Protection Film” authorized by China Construction Inspection and Certification Group Co., Ltd and National Safety Glass and Quartz Glass Quality Supervision and Inspection Center;

4.	“Color Wrapping Film for vehicle Modification” authorized by China Auto Information Technology (Tianjin) Co., Ltd. and China Testing & Certification International Group Co., Ltd.; and

5.	“Biodegradable Pressure-sensitive Adhesive and Tape” authorized by Shanghai Society of Plastic Engineering Technology.

Quality Control Management

We have established and continuously implemented a quality control management system that covers all stages of the operations. Since our formations, we have been continuously improving our quality control system. Currently, our quality control management system involves various departments, such as quality center, research and development center, process department, supply chain center, manufacturing center, marketing center, human resources department and customer service department. Various departments are responsible for developing, supervising, and implementing the quality control management system.

Quality Center

1.	Being responsible for product inspection and verification, and correctly performing the inspection of identification, reporting, and control;

2.	Being responsible for the centralized management of monitoring and measuring equipment;

3.	organizing a review of non-conforming products, and promptly reporting major product quality issues and hidden dangers to Vice General Manager;

4.	the management of product quality information in the responsible company should promptly report product quality dynamics to the deputy general manager; and

5.	In case of quality abnormalities or accidents, information should be transmitted in a timely manner and quality analysis meetings should be held.

Research and Development Center and Process Department

1.	Being responsible for planning the product implementation process;

2.	Being responsible for product design, managing technological documents;

3.	Being responsible for certification product declaration and the change of work, organizing process discipline inspections;

4.	Providing technical support and related assistance to production, procurement, inspection, and service departments; and

5.	Being responsible for determining key processes, special processes, and control methods, and promptly resolving on-site technical issues.

Supply Chain Center

1.	Being responsible for the procurement, ensuring quality, quantity, and timely organization of procurement implementation;

2.	Being responsible for selecting, evaluating, reviewing, and managing suppliers on a daily basis, and providing timely feedback on supplier product quality information; and

3.	Being responsible for the acceptance, storage, protection, and safekeeping of warehouse materials.

Manufacturing Center

1.	Being responsible for controlling the production process and on-site safety, achieving safe and civilized production;

2.	Being responsible for equipment management, handling production equipment and tooling maintenance;

3.	Being responsible for product protection management during the production process; and

4.	Assisting in completing after-sales service work.

Marketing Center

1.	market demand forecasting, product promotion and sales management;

2.	contract review, supervising contract execution, and contract management;

3.	qualifying customers, handling pre-sales, and coordinate with the Customer Service Department with respect to after-sales service;

4.	providing feedback on market information, managing product delivery; and

5.	conducting customer satisfaction surveys.

Human Resources Department

1.	providing training for various personnel and assessing the responsibility system;

2.	managing the company’s infrastructure, environment, and greenery;

3.	organizing to prepare and manage documents retentions; and

4.	organizing to conduct internal quality audits and managing mandatory certification marks.

Customer Service Department

1.	proving after-sales service;

2.	providing telephone consultation or organizing on-site after-sale services; and

3.	promptly providing feedback to relevant departments on any issues discovered during the service process and ensure improvement actions to be made.

Sales and Marketing

In accordance with Industry Report issued by Frost & Sullivan, from the perspective of industry development trends, the functional coating composite materials industry is gradually showing a trend of rising industry concentration. Additionally, downstream customer industries, such as consumer electronics and new energy vehicles, are experiencing rapid growth. These leading companies in downstream industries tend to collaborate with leading companies in the functional composite materials industry to obtain more competitive products and services, thereby enhancing their own competitiveness. The global functional coating composite materials market is expected to further increase in the next few years, reaching RMB1,876.5 billion in 2028, with a CAGR of approximately 6.3% from 2023 to 2028. This means the macro market environment for us to grow our business is generally good in coming years. GRT’s sales and marketing department is responsible for overseeing and managing the sales and marketing activities, as well as formulating marketing strategies to enhance product visibility, marketability, and brand recognition.

GRT adopts a unique “embedded” research and development model. We provide customized services to customers and various new functional materials developed by us are widely used in consumer electronics, flexible displays, automobiles, smart appliances, robotics, medical health, energy-saving, environmental protection, and other areas. As industries experience rapid growth, functional coating composite materials are encountering diverse and complex product application environments. A single customer may demand different types of functional coating composite materials for various application scenarios. Therefore, customers tend to prefer comprehensive manufacturing companies that offer a complete range of products and extensive coverage. GRT is one of the few in China’s functional coating composite materials industry covering the entire supply chain. GRT has transitioned from single manufacturers of functional coating composite materials to solution designers and providers, offering multidimensional solutions including color, decoration, substrates, processes, and coating materials. Specifically, the Company’s business has expanded from precision coating to include base film production, adhesive coating liquid synthesis, and precision coating. In comparison, some of our competitors are limited to base film production and precision coating, while others are focused solely on precision coating. GRT’s future market goal is not only to continuously maintain and develop downstream customers, but also to expand business scope to upstream markets through self-production of base film, as 70% of the company’s coatings are self-produced. For these reasons, GRT anticipates that market demand for its products is bigger and more comprehensive in coming years.

When GRT entered into the coating materials industry in early years, GRT promoted the sales of its products through exhibitions and social media. After many years of growth, GRT has won market recognition and continues enjoy a good reputation in the industry and occupies a solid market position in the production of basic raw materials and application products. In 2018, the Company was recognized as a "Little Giant Enterprise of Jiangsu Province" by the Jiangsu Provincial Department of Industry and Information Technology. In 2022, the Company was awarded the title of "Little Giant" by the General Office of the Ministry of Industry and Information Technology. The accumulated upstream and downstream resources help GRT win sustainable and growing business; and GRT does not need to engage in mass market promotion activities. The Company currently has over 2,000 cumulative clients, with around 1,000 long-term partners, spanning various industries including consumer electronics, automotive, home appliances, and new energy, etc. GRT is committed to and has been known for its capability of providing one-stop customized services, focusing on the research and development of basic raw materials. The Company manufactures its raw materials, including BOPET, TPU, CPP, PE, and PETG. By producing these raw materials in-house, the Company can design the performance of functional coating composite materials, which allows it to meet the diverse needs of downstream clients. For example, one of the Company’s clients requires over one hundred types of materials for its industrial product processing. Due to the Company’s capability to provide one-stop customized services, the number of suppliers for this client has reduced from nearly 50 to just three, with the Company being the primary supplier.

Intellectual Property

We attach great importance to the protection of intellectual property rights, using the R&D innovation center as a platform to encourage technical personnel to innovate and create and apply more innovative results that solve difficult problems and achieve quick results to production and business practices.

1.	Patents

As of the date of this prospectus, we have registered 251 patents in mainland China, including 197 Patents for Utility Model and 54 Patent for Invention. In China patents are granted by the China National Intellectual Property Administration (CNIPA), which was renamed in English on August 28, 2018 from State Intellectual Property Office (SIPO). There are three types of patents: invention patents, utility model patents, and design patents. Invention patents are substantively examined, while utility model patents are subject only to a formal examination. Invention patents, utility models and design patents have life terms of 20 years, 10 years and 10 years, respectively. Maintenance of issued patents in China requires payment of annual fees. The following table summarizes these patent registrations:

I. Patent for Utility Model
Jiangyin Tongli Optoelectronic Technology Co., Ltd
No.	Name	Patent Number	Authorization Announcement Date	Inventor’s Name
1	A scraper for film production	201520089837.8	August 12, 2015	Zhou Yongnan and Feng Mingyue
2	A PET thermal insulation protective film	201520089499.8	August 12, 2015	Zhou Yongnan and Feng Mingyue
3	A type of adhesive tank for film production	201520089863.0	August 12, 2015	Zhou Yongnan and Feng Mingyue
4	A thin film slitting machine with multiple blade shafts	201520089776.5	August 12, 2015	Zhou Yongnan and Feng Mingyue
5	A rotating thin film slitting device	201520089459.3	August 12, 2015	Zhou Yongnan and Feng Mingyue
6	A composite waterproof and dustproof film for electronic products	201520089673.9	August 12, 2015	Zhou Yongnan and Feng Mingyue
7	An optical composite brightening film	201520089175.4	August 12, 2015	Zhou Yongnan and Feng Mingyue
8	A composite polarized anti peeping film	201520089142.X	August 12, 2015	Zhou Yongnan and Feng Mingyue
9	A waterproof and dustproof component	201520085910.4	August 12, 2015	Zhou Yongnan and Feng Mingyue
10	A single-sided flexible circuit board component	201520085909.1	August 12, 2015	Zhou Yongnan and Feng Mingyue
11	A flexible circuit board component	201520085893.4	August 12, 2015	Zhou Yongnan and Feng Mingyue
12	A waterproof and dustproof film	201520085930.1	August 12, 2015	Zhou Yongnan and Feng Mingyue
13	A semi flexible circuit board	201520085926.5	August 12, 2015	Zhou Yongnan and Feng Mingyue
14	A high transparency anti fingerprint protective film	201520088999.X	August 12, 2015	Zhou Yongnan and Feng Mingyue
15	A sandwich type imination furnace	201520089302.0	August 12, 2015	Zhou Yongnan and Feng Mingyue
16	A flexible circuit board	201520085920.8	August 12, 2015	Zhou Yongnan and Feng Mingyue
17	A single-sided flexible circuit board	201520085929.9	August 12, 2015	Zhou Yongnan and Feng Mingyue
18	A flexible circuit board component	201520085908.7	August 12, 2015	Zhou Yongnan and Feng Mingyue
19	A semi flexible circuit board component	201520085919.5	August 12, 2015	Zhou Yongnan and Feng Mingyue
20	A coating and cutting device	201520084534.7	August 12, 2015	Zhou Yongnan and Feng Mingyue
21	A roll changing mechanism	201520087110.6	August 12, 2015	Zhou Yongnan and Feng Mingyue
22	A flexible circuit board	201520085916.1	August 12, 2015	Zhou Yongnan and Feng Mingyue
23	A coating roller correction device	201520084707.5	August 12, 2015	Zhou Yongnan and Feng Mingyue
24	An optical film release roller	201520084588.3	August 12, 2015	Zhou Yongnan and Feng Mingyue
25	A coating release roller	201520084922.5	August 12, 2015	Zhou Yongnan and Feng Mingyue

26	A transmission roller correction device	201520084793.X	August 12, 2015	Zhou Yongnan and Feng Mingyue
27	An optical film output roller	201520084848.7	August 12, 2015	Zhou Yongnan and Feng Mingyue
28	A coating output roller	201520084159.6	August 12, 2015	Zhou Yongnan and Feng Mingyue
29	An optical substrate film release roller	201520084589.8	August 12, 2015	Zhou Yongnan and Feng Mingyue
30	A coating roller changing mechanism	201520085885.X	August 12, 2015	Zhou Yongnan and Feng Mingyue
31	A type of adhesive component	201520081233.9	August 12, 2015	Zhou Yongnan and Feng Mingyue
32	An optical film synchronous gluing component	201520081427.9	August 12, 2015	Zhou Yongnan and Feng Mingyue
33	A double scraper optical film gluing component	201520081451.2	August 12, 2015	Zhou Yongnan and Feng Mingyue
34	A type of optical film adhesive component	201520081524.8	August 12, 2015	Zhou Yongnan and Feng Mingyue
35	An optical film coating component	201520081444.2	August 12, 2015	Zhou Yongnan and Feng Mingyue
36	An optical film gluing component with a pre scraper	201520081578.4	August 12, 2015	Zhou Yongnan and Feng Mingyue
37	A synchronous gluing component	201520081312.X	August 12, 2015	Zhou Yongnan and Feng Mingyue
38	An optical film gluing component with a scraper	201520081420.7	August 12, 2015	Zhou Yongnan and Feng Mingyue
39	An adjustable adhesive component	201520081515.9	August 12, 2015	Zhou Yongnan and Feng Mingyue
40	An optical film coating component with a pre scraper	201520081577.X	August 12, 2015	Zhou Yongnan and Feng Mingyue
41	A far-infrared heating imination furnace	201520091377.2	August 12, 2015	Zhou Yongnan and Feng Mingyue
42	A type of brightening prism lens	201520091329.3	August 12, 2015	Zhou Yongnan and Feng Mingyue
43	A combination scraper	201520091097.1	August 12, 2015	Zhou Yongnan and Feng Mingyue
44	An acid resistant and corrosion-resistant composite film	201520091146.1	August 12, 2015	Zhou Yongnan and Feng Mingyue
45	A screen brightening protective film	201520091095.2	August 12, 2015	Zhou Yongnan and Feng Mingyue
46	An online production film drying oven	201520091091.4	August 12, 2015	Zhou Yongnan and Feng Mingyue
47	A type of expanded polytetrafluoroethylene dustproof composite film	201520091096.7	August 12, 2015	Zhou Yongnan and Feng Mingyue
48	An aerogel waterproof membrane	201520091099.0	August 12, 2015	Zhou Yongnan and Feng Mingyue
49	An aerogel waterproof component	201520091094.8	August 12, 2015	Zhou Yongnan and Feng Mingyue
50	An online thin film slitting device	201520091093.3	August 12, 2015	Zhou Yongnan and Feng Mingyue

51	An optical imaging anti-counterfeiting component and anti-counterfeiting packaging sheet	201620370969.2	December 28, 2016	Zhou Yongnan and Feng Yu
52	A photodegradable formaldehyde film	201621360868.3	December 12, 2017	Zhou Yongnan and Liu Bo
53	A high transparency nano silver wire conductive thin film	201820246863.0	October 9, 2018	Zhou Yongnan and Liu Bo
54	A super flexible protective tape for 3D glass	201820109321.9	January 4, 2019	Zhou Yongnan and Feng Mingyue
55	A release film for OCA bonding	201721470453.6	November 16, 2018	Zhou Yongnan and Ye Yanhong
56	A defect detection device for micro lens array microstructure optical films	201820874561.8	March 15, 2019	Zhou Yongnan, Feng Yu
57	An S-shaped anti light screen	201821709190.4	July 5, 2019	Zhou Yongnan
58	Simulate optical films with 3D curved surfaces and electronic product shells and screens containing them	201821862612.1	August 9, 2019	Feng Yu, Zhou Yongnan, Yuan Shunnian
59	A hair pattern anti light screen	201920240346.7	October 29, 2019	Zhou Yongnan
60	A high exhaust CPP silicone protective film	201920343897.6	November 29, 2019	Zhou Yongnan and Feng Mingyue
61	A type of micro lens anti-counterfeiting film	201920500712.8	December 13, 2019	Feng Yu and Yuan Shunnian
62	Transfer frame for microstructure film printing roller	201921330100.5	April 17, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
63	Vacuum lamination exposure device for micro image and text transfer printing	201921378237.8	April 17, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
64	Positioning fixtures for micro image and text transfer printing	201921385564.6	April 17, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
65	Tension control system for feed film used in optical lens coating system	201921340670.2	April 17, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
66	Vacuum lamination device for micro image and text transfer printing	201921385154.1	April 17, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
67	UV curing system after coating optical lens film	201921366633.9	May 5, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
68	Lamination device for micro image and text transfer printing	201921385375.9	May 8, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
69	Dust removal system before coating optical lens film	201921329617.2	April 21, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
70	Substrate film splicing system for optical lens film production	201921321788.0	June 26, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
71	High temperature resistant encapsulated dynamic stereoscopic display anti-counterfeiting film	201921261385.1	May 8, 2020	Feng Yu, Zhou Yongnan, Yuan Shunnian
72	An optical protective film	202020980690.2	March 5, 2021	Zhou Yongnan and Qi Rongjun
73	A waterproof and dustproof foam tape	202020889050.0	March 5, 2021	Zhou Yongnan and Li Qingliu
74	Thin packaging anti-counterfeiting lens film	202021667624.6	March 26, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
75	Double anti-counterfeiting film	202021735885.7	March 26, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian

76	Microlens anti-counterfeiting label	202021851887.2	March 19, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
77	Packaging anti-counterfeiting lens film with high refractive coating	202021705667.9	March 19, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
78	Localized microlens film and its label anti-counterfeiting film	202021848859.5	March 19, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
79	Localized coating roller for microlens array	202021848941.8	March 19, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
80	Pattern color adjustment film and its dimming device	202022317799.0	April 13, 2021	Zhou Yongnan and Wang Wenpeng
81	A PET printed texture decorative film for glass and glass	202021359357.6	April 16, 2021	Zhou Yongnan and Xu Yanfeng
82	A type of anti-counterfeiting indicator tape	202021144181.2	April 20, 2021	Zhou Yongnan and Li Qingliu
83	An OLED absorbing patch for mobile phones	202021908215.0	April 20, 2021	Zhou Yongnan, Li Qingliu, Guo Ya
84	A protective film for isolating ultraviolet metal parts	202021359356.1	April 20, 2021	Zhou Yongnan and Xu Yanfeng
85	An outdoor weather resistant decorative film	202021537883.7	April 23, 2021	Zhou Yongnan, Xu Yanfeng, Tang Xiaofeng
86	Raster stereoscopic painting with air encapsulation layer	202022393871.8	April 30, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
87	A polarizing plate	202021197111.3	July 13, 2021	Zhou Yongnan and Wu Jiaming
88	A car interior decorative film	202021537882.2	July 13, 2021	Zhou Yongnan, Xu Yanfeng, Tang Xiaofeng
89	A self-adhesive decorative film	202021539578.1	July 13, 2021	Zhou Yongnan, Xu Yanfeng, Tang Xiaofeng
90	A nano carbon heat dissipation tape	202021908220.1	July 13, 2021	Zhou Yongnan, Li Qingliu, Guo Ya
91	A double-layer PU closed cell foam waterproof tape	202021908222.0	July 13, 2021	Zhou Yongnan, Li Qingliu, Guo Ya
92	A photoelectric correction machine adjustment frame for inner explosion-proof film	202022243020.5	July 13, 2021	Zhou Yongnan and Feng Mingyue
93	A low shrinkage and high thickness carrier film tension adjustment device	202022243027.7	July 13, 2021	Zhou Yongnan and Feng Mingyue
94	A tensile testing machine for UV adhesive tape	202022243028.1	July 13, 2021	Zhou Yongnan and Feng Mingyue
95	Dynamic film with laser effect	202022982681.X	July 6, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
96	Lens overlay dynamic film	202023019953.2	July 27, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
97	Dynamic grid graphic text micro lens film	202023042154.7	September 14, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
98	Microlens dynamic film with suspended graphics and text in a sphere	202022969109.X	September 14, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
99	Dynamic film with laser pattern	202022979397.7	September 14, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
100	Dynamic touch that can change color	202022959654.0	September 14, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian

101	Double sided imageable dynamic film	202022980462.8	September 14, 2021	Zhou Yongnan, Feng Yu, Yuan Shunnian
102	A Color Microlens Dynamic Film	202022969126.3	March 1, 2022	Zhou Yongnan, Feng Yu, Yuan Shunnian
103	A 3D curved surface peeling flexible inner explosion-proof film	202121202206.4	March 4, 2022	Zhou Yongnan
104	A type of anti-light curtain	202220801706.8	August 26, 2022	Zhou Yongnan, Feng Yu, Yuan Shunnian
105	A composite anti light curtain	202221018944.8	September 16, 2022	Zhou Yongnan, Feng Yu, Yuan Shunnian
106	A dust removal equipment for optical thin film slitting	202221337745.3	October 21, 2022	Zhou Yongnan and Wu Jiaming
107	A color changing film with puncture and tear resistance for vehicles	202221340526.0	October 21, 2022	Zhou Yongnan and Xu Yanfeng
108	A high-temperature resistant blue light protective film for curved screens	202221477539.2	October 21, 2022	Zhou Yongnan and Feng Mingyue
109	A type of adhesive with heat reducing and easy to pull properties	202221582276.1	October 21, 2022	Zhou Yongnan and Li Qingliu
110	A slitting mechanism with dust removal device for a slitting machine	202221628792.3	October 21, 2022	Zhou Yongnan and Wu Jiaming
111	An explosion-proof film for the back cover of mobile phones	202221773669.0	October 21, 2022	Zhou Yongnan and Li Tao
112	An explosion-proof protective film for the back cover of mobile phones	202221954925.6	October 25, 2022	Zhou Yongnan and Li Tao
113	A testing device for the mechanical properties of easy to pull adhesive	202221663995.6	November 8, 2022	Zhou Yongnan and Li Qingliu
114	An online defect detection device for optical thin films	202221986335.1	December 23, 2022	Zhou Yongnan and Wu Jiaming
115	A transparent double-sided conductive film for folding screens	202222220541.8	December 23, 2022	Zhou Yongnan
116	A wear-resistant and high transparency lens protective film and lens protection structure	202222319410.5	December 23, 2022	Zhou Yongnan and Kong Xiangyong
117	A type of anti-peeping film	202222386729.X	December 23, 2022	Zhou Yongnan
118	A curing machine for UV cured photosensitive adhesive	202222544167.7	December 23, 2022	Zhou Yongnan
119	A high-strength foam double-sided adhesive	202222726664.9	December 23, 2022	Zhou Yongnan
120	An extrusion coating device	202222526911.0	February 17, 2023	Zhou Yongnan
121	An optical pressure-sensitive adhesive can	202222541497.0	February 17, 2023	Zhou Yongnan
122	A Low Shrinkage and High Temperature Resistant Carrier Film and High Frequency Sensor Carrier Structure	202222767455.9	February 17, 2023	Zhou Yongnan
123	A multi-channel slitting machine for protective film processing	202222843398.8	February 17, 2023	Zhou Yongnan and Huang Juan
124	A composite film with a tear off layer and double-sided foam tape	202222877858.9	February 17, 2023	Zhou Yongnan and Wang Wenpeng
125	A reusable foam double-sided adhesive film and foam double-sided tape	202222877969.X	February 17, 2023	Zhou Yongnan and Wang Wenpeng

126	A type of explosion-proof film and lens composite laminated structure for lenses	202223027936.2	February 17, 2023	Zhou Yongnan and Li Tao
127	A printing roller transfer frame	202223043960.5	February 17, 2023	Zhou Yongnan
128	A double-sided tape casting and stretching device	202222859033.4	March 21, 2023	Zhou Yongnan
129	An unwinding machine for tape production	202222935320.9	March 21, 2023	Zhou Yongnan
130	A double-layer thin film correction device	202223258700.X	March 21, 2023	Zhou Yongnan
131	A glue supply mechanism for coating machines	202223249532.8	March 21, 2023	Zhou Yongnan
132	A Narrow Slot Extrusion Coating Structure for Explosion proof Film in Curved Glass	202223319807.0	March 21, 2023	Zhou Yongnan
133	A membrane winding anti offset component	202223258173.2	March 21, 2023	Zhou Yongnan
134	A light resistant screen packaging component	202223395373.2	March 21, 2023	Zhou Yongnan
135	A breathable protective film with dust removal function	202223473875.2	March 21, 2023	Zhou Yongnan and Huang Junhua
136	A bending resistant double-sided tape for folding screens	202223488371.8	March 21, 2023	Zhou Yongnan and Li Qingliu
137	A double-sided tape conveying device	202222935319.6	March 24, 2023	Zhou Yongnan
138	A bubble free folding and winding device	202223007095.9	March 24, 2023	Zhou Yongnan
139	An anti-stick coating roller for coating machines	202223007116.7	March 24, 2023	Zhou Yongnan
140	Low shrinkage and high thickness carrier film high-temperature resistant treatment components	202223189199.6	March 24, 2023	Zhou Yongnan
141	A colored double-sided adhesive	202223206155.X	March 24, 2023	Zhou Yongnan and Huang Junhua
142	A PU double-sided tape coated high uniformity extrusion component	202223327302.9	March 24, 2023	Zhou Yongnan
143	A coating and cutting device for plastic film	202223320283.7	March 28, 2023	Zhou Yongnan
144	A scratch resistant and anti-static protective film	202223424824.0	March 28, 2023	Zhou Yongnan and Feng Mingyue
145	A thin film electrostatic removal device	202223126154.4	May 5, 2023	Zhou Yongnan
146	A tape peeling force detection device	202223270254.4	May 5, 2023	Zhou Yongnan
147	An anti-static ionization membrane release treatment device for OLED	202223345586.4	May 5, 2023	Zhou Yongnan
148	A phase change energy storage composite film	ZL202322899103.3	May 17, 2024
149	Explosion proof decorative film for curved screens	ZL202322637934.3	May 14, 2024
150	A semiconductor wafer surface protective film	ZL202322619444.0	May 14, 2024
151	A protective film for touch screens	ZL202322120236.6	May 14, 2024
152	A transparent polyimide film	ZL201922116407.1	Feb 2, 2021
153	A type of film	ZL202020765938.3	Nov 17, 2020
154	An anti-glare and anti-reflection film	ZL202020078846.8	Nov 17, 2020
155	A type of shadow reducing film	ZL202020010526.9	Nov 17, 2020
156	A type of shadow reducing film	ZL202020009867.4	Nov 17, 2020
157	A flexible low resistance conductive film	ZL202020013310.8	Aug 25, 2020
158	A conductive film	ZL201922218312.0	Aug 25, 2020
159	A nano silver wire conductive film	ZL201922217788.2	Aug 25, 2020
160	A flexible cover plate	ZL201922116409.0	Aug 25, 2020
161	A flexible conductive film	ZL201922119832.6	Aug 21, 2020

Jiangsu Huizhi New Materials Technology Co., Ltd
No.	Name	Patent Number	Authorization Announcement Date	Inventor’s Name
1	A variable spacing anti light screen	201822061218.4	August 9, 2019	Zhou Yongnan
2	A type of anti-light curtain	201822061262.5	August 9, 2019	Zhou Yongnan
3	An easy to make anti light screen	201822061265.9	August 9, 2019	Zhou Yongnan
4	A scratch resistant microstructure for projection screens and its projection screens	202020510088.2	September 11, 2020	Zhou Yongnan
5	A high contrast projection screen	202020510127.9	September 11, 2020	Zhou Yongnan
6	A dust removal and separation equipment for polyester chips used in optical film manufacturing	202121977382.5	February 1, 2022	Zhou Yongnan, Pang Zetao, Sheng Zeng, Li Yibang, Pan Enchao
7	A Vacuum System for Twin Screw Extruder	202122391596.0	February 18, 2022	Zhou Yongnan, Pang Zetao, Sheng Zeng, Li Yibang, Jie Yuzhu
8	An energy-saving drying and dust removal equipment for polyester chips	202121977369.X	February 18, 2022	Zhou Yongnan, Pang Zetao, Sheng Zeng, Li Yibang, Pan Enchao
9	A discharge device for a coil slitting machine	202123410603.3	May 6, 2022	Zhou Yongnan; Zong Chenlin; Huang Juan
10	A device for energy-saving heating and emission reduction of hot air in coating machines	202123373505.7	May 13, 2022	Zhou Yongnan; Zong Chenlin; Zhou Xia
11	A thin film cutting device	202220545407.2	July 22, 2022	Pang Zetao, Sheng Zeng, Pan Enchao, Han Xiangchen, Shen Sixiang, Jie Zhengzhu, Lv Chaoyu
12	A highly transparent and anti-aging colored window film	202222191780.5	November 22, 2022	Zhou Yongnan, Sheng Zeng, Pan Enchao, Han Xiangchen
13	A device for detecting film orientation angle and quality defects	202221773670.3	November 22, 2022	Zhou Yongnan, Sheng Zeng, Pan Enchao, Lv Chaoyu
14	A rolling machine with anti-static function	202222205821.1	November 22, 2022	Lv Chaoyu, Zhou Yongnan, Sheng Zeng, Pan Enchao, Wang Shuo
15	A discharge device for roll film	202222574968.8	December 27, 2022	Sheng Zeng, Pan Enchao, Han Xiangchen
16	A device for crushing and recovering scraps of optical films	202222574969.2	December 27, 2022	Zhou Yongnan, Pang Zetao, Sheng Zeng, Li Yibang, Pan Enchao, Yin Hongfei
17	A heating device for substrate film production	202222353638.6	February 3, 2023	Zhou Yongnan, Pang Zetao, Sheng Zeng, Pan Enchao
18	A longitudinal stretching preheating device for optical films	202320112088.0	August 18, 2023	Sheng Zeng; Pan Enchao; Han Xiangchen
19	A guide film device for longitudinal stretching of optical films	202320112175.6	August 18, 2023	Pang Zetao; Sheng Zeng; Pan Enchao
20	A thermal insulation device and a transverse stretching device for optical films	202320118496.7	August 18, 2023	Sheng Zeng; Pan Enchao; Lv Chaoyu; Wang Shuo; Sun Min

21	A displacement adjustment device for suction accessories used in optical films	202320221096.9	August 18, 2023	Sheng Zeng; Pan Enchao; Lv Chaoyu; Wang Shuo; Sun Min
22	A material cleaning device for a screen changer	202320221097.3	August 18, 2023	Sheng Zeng; Li Yibang; Yin Hongfei
23	A dust removal device for a wide membrane surface	202320804112.7	August 18, 2023	Zhou Yongnan; Wang Junxiang
24	A placement mechanism for membrane rollers	202320884142.3	August 18, 2023	Zhou Yongnan; Sheng Zeng; Wei Yongbo; Zhang Huixing; Zhang Zheming
25	A membrane transfer application transportation device	202320671577.X	September 5, 2023	Pan Enchao; Lv Chaoyu; Wang Shuo; Sun Min; Sun Xinxin; Yin Tiantian; Wang Yanni
26	A raw material liquid mixing device and a combination mechanism of a material barrel and a mixing device	202321013895.3	October 24, 2023	Zhou Yongnan; Yu Hongjian
27	An anti-offset fixture for coil winding	202321698866.5	December 8, 2023	Zhou Yongnan, Yu Hongjian
28	A thin film defect detection device	202321362872.3	December 12, 2023	Shen Sixiang; Sheng Zeng; Chu Yunxiao; Zhou Yongnan
29	A roller surface cleaning device	202321593881.3	December 12, 2023	Zhou Yongnan; Wang Junxiang
30	A glue mixing device for roll film production	ZL202322513617.0	September 15, 2023
31	A bearing anti detachment component and an assembly mechanism between the anti-detachment component and the bearing seat	ZL202322558736.8	September 20, 2023

Shanghai Jianishi New Materials Technology Co., Ltd
No.	Name	Patent Number	Authorization Announcement Date	Inventor’s Name
1	Insulation film detector	201720033207.8	September 15, 2017	You Jianhua
2	Specially designed high-efficiency scratch resistant and water scraping board	201120446948.1	July 11, 2012	You Jianhua
3	A positioning device for 3D film application	201520868333.6	April 20th, 2016	You Jianhua

Jiangyin Zhitong New Materials Technology Co., Ltd
No.	Name	Patent Number	Authorization Announcement Date	Inventor’s Name
1	A pressing device for the winding roller of a slitting machine	ZL202323552549.5	August 23, 2024
2	A winding equipment for PET film production	ZL202323349219.6	August 23, 2024
3	A PET film slitting device	ZL202323344321.7	August 23, 2024

Jiangsu Tongli Optical New Materials Group Co., Ltd
No.	Name	Patent Number	Authorization Announcement Date	Inventor’s Name
1	A transverse stretching needle plate assembly and stretching machine for polyimide film	ZL202220206265.7	August 12, 2022	Zhou Yongnan
2	A mixing device for dry film adhesive solution	ZL202220222139.0	August 16, 2022	Zhou Yongnan

II. Patent for Invention
Jiangyin Tongli Optoelectronic Technology Co., Ltd
No.	Name	Patent Number	Patent Grant Date
1	High temperature resistant encapsulated dynamic stereoscopic display anti-counterfeiting film	ZL201910720323.0	2024/8/2
2	High temperature resistant acrylic pressure-sensitive adhesive liquid and preparation method of acrylic pressure-sensitive adhesive	ZL202211335165.5	2024/5/14
3	A conductive film	ZL201911271479.1	2024/5/14
4	A hair stripe anti light screen and its preparation method	ZL201910141016.7	2024/4/16
5	A defect detection method and device for micro lens array microstructure optical film	ZL201810578781.0	2024/4/16
6	Preparation method and double-sided tape without substrate	ZL202211614865.8	2024/4/12
7	An acrylic light release agent, release film, and preparation method	ZL202211580960.0	2024/4/12
8	A red electrochromic polymer, preparation method, film and device	ZL202210521261.2	2024/4/12
9	A recyclable granulation composite protective film and recycling method	ZL202211381278.9	2024/2/23
10	An electrolyte resistant hardening coating, adhesive tape for fixing battery cells, and preparation method	ZL202211621299.3	2024/2/13
11	A transparent polyimide film	ZL201911197412.8	2024/2/13
12	A low haze anti-glare hardening film and its preparation method	ZL202211481079.5	2024/1/26
13	A coating liquid, release film, and preparation method for anti-static excess release force	ZL202211580912.1	2023/11/14
14	A wide viewing angle Fresnel anti light screen and its production method	ZL202210928484.0	2023/9/22
15	A rework double-sided foam tape, rework method, and preparation method	ZL202211346276.6	2023/8/4
16	An anti-glare and anti-reflection film and its preparation method	ZL202010039899.3	2023/8/4
17	A scratch resistant optical film and high contrast screen for projection screens	ZL202110555699.8	2023/5/9
18	A tear resistant modified color film and its preparation method	ZL202210717804.8	2023/4/7
19	Adaptive production system and method for recyclable and reusable protective film	ZL202211191976.2	2023/3/28
20	A method for preparing a release layer coating liquid and MLCC release film	ZL202011292828.0	2022/10/21
21	Production method of pattern color film	ZL202011108888.2	2022/8/9

22	A folding screen transparent base film hardened coating protective film and production process	ZL202011486775.6	2022/6/7
23	Preparation method of packaging anti-counterfeiting lens film with high refractive index coating	ZL202010817214.3	2021/12/28
24	Preparation method of high transparency nano silver wire transparent conductive film	ZL201810141656.3	2021/7/13
25	A low warpage solar cell backsheet substrate and its preparation method	ZL201910406988.4	2021/6/8
26	An antibacterial polyethylene food packaging film and its preparation method	ZL201810582802.6	2021/4/20
27	An anti-fog toughened antibacterial cast polypropylene food packaging film and its preparation method	ZL201810582785.6	2021/3/5
28	A method for improving the anisotropy of resistance in conductive films of silver nanowires	ZL201911272026.0	2021/2/9
29	A photo degradable formaldehyde film	ZL201611137404.0	2018/10/16
30	A photocatalytic degradation of formaldehyde film	ZL201611149202.8	2018/8/21
31	Preparation method and antibacterial protective film	ZL201510872848.8	2018/6/1
32	A polymerized nano film for blocking water vapor and its preparation method	ZL201610139436.8	2018/4/20
33	A low ghosting cylindrical lens 3D optical stereoscopic film and its preparation method	ZL201410159479.3	2016/3/2
34	A novel 3D optical stereoscopic film and its preparation method	ZL201210443727.8	2015/8/12
35	A novel 3D optical stereoscopic film and its preparation method	ZL201210442263.9	2014/9/24
36	A 3D optical stereoscopic film and its preparation method	ZL201310018450.9	2013/12/18
37	A light controlled 3D optical stereoscopic film and its preparation method	ZL201310018427.X	2013/12/18
38	A flexible organic optoelectronic device substrate and its preparation method	ZL200810147776.0	2010/6/2

Jiangsu Huizhi New Materials Technology Co., Ltd
No.	Name	Patent Number	Patent Grant Date
1	A high contrast scratch resistant projection screen for laser projection and its production method	202010274071.6	April 16, 2021
2	A polyimide resin and its prepared single-sided conductive composite film	202011056672.6	August 9, 2022
3	A transparent polyamide imide resin and its preparation method and application	202011000656.5	November 8, 2022
4	Production process and substrate of a release membrane for MLCC	202110601160.1	May 5, 2023
5	A polyamide imide resin and its prepared transparent acid and alkali resistant electromagnetic shielding composite film	202011606106.8	November 10, 2023
6	A low haze polyester film and its preparation method	202210389816.2	November 14, 2023
7	A preparation method for biaxially stretched polyester film and polyester film	202111160945.6	December 22, 2023
8	A preparation method and polyester film with high flatness and heat resistance	202210390925.6	December 22, 2023
9	A transparent polyamide imide resin and its preparation method and application	202111031204.8	December 22, 2023
10	Electrochromic polymer containing thiophene embedded unit, preparation method, thin film and device	ZL202210532680.6	April 12, 2024
11	A preparation method and electrochromic device for UV cured electrolyte and electrolyte membrane	ZL202210521157.3	March 1, 2024

Qingtian Hongyu New Materials Co., Ltd.
No.	Name	Patent Number	Authorization Announcement Date
1	Preparation method of porous composite material capable of blocking PM2.5 and VOC	ZL201910475943.2	November 30, 2021
2	Application of porous composite materials that can block PM2.5 and VOCs	ZL201910475772.3	November 30, 2021
3	Preparation method and application of hydrophobic materials based on nanoparticles	ZL201911070964.2	June 29, 2021
4	Preparation method and application of porous sheets capable of blocking UV and VOC	ZL202010047387.1	August 9, 2022
5	Preparation method and application of iodine based antimicrobial microporous fiber materials	ZL202010366133.6	June 23, 2023

2.	Trademarks

As of the date of this prospectus, we have registered 86 trademarks in Mainland China, including 30 trademarks owned by Jiangyin Tongli, 42 trademarks owned by Jianishi and 14 trademarks owned by Huizhi. The following tables summarize these registered trademark registrations:

Jiangyin Tongli Optoelectronic Technology Co., Ltd
No.	Trademark Name	Registration No.	Applicable Categories	Registration Date	Expiry Date
1		43167781	9	2020-10-21	2030-10-20
2		67980686	9	2023-06-07	2033-06-06
3		4013717	16	2007-12-28	2027-12-27
4		15604201	16	2015-12-14	2025-12-13
5		15604300	16	2015-12-14	2025-12-13
6		19512089	16	2017-07-28	2027-07-27
7		29626196	16	2019-01-28	2029-01-27
8		43144107	16	2020-10-21	2030-10-20
9		13627628	17	2016-03-21	2026-03-20
10		13702267	17	2015-02-07	2025-02-06
11		13702268	17	2015-02-07	2025-02-06
12		13723321	17	2015-03-14	2025-03-13
13		13767764	17	2015-02-28	2025-02-27
14		15604475	17	2015-12-21	2025-12-20
15		28199530	17	2018-11-21	2028-11-20

16		28222347	17	2018-11-21	2028-11-20
17		33998888	17	2019-06-14	2029-06-13
18		34002581	17	2019-06-14	2029-06-13
19		34485202	17	2019-07-21	2029-07-20
20		19510970	35	2017-07-28	2027-07-27
21		19513444	35	2017-07-28	2027-07-27
22		29626185	35	2019-01-21	2029-01-20
23		43169740	35	2020-10-21	2030-10-20
24		19513297	42	2017-07-28	2027-07-27
25	GFT&GMT	43152379	42	2020-10-21	2030-10-20
26		67975575	42	2023-06-07	2033-06-06
27		71680386	9	2023.11.28	2033.11.27
28		67975601	9	2023.08.21	2033.08.20
29		67975278	9	2023.10.14	2033.10.13
30		67992206	9	2023.09.14	2033.09.13

Shanghai Jianishi New Materials Technology Co., Ltd
No.	Trademark Name	Registration No.	Applicable Categories	Registration Date	Expiry Date
01		984057	17	2017.04.21	2027.04.20
02	圣宝龙	3141054	17	2003.07.07	2033.07.06
03	神奇盾	3154279	17	2003.07.07	2033.07.06
04	矽卡	3160322	17	2003.07.14	2033.07.13
05		3459702	35	2004.10.21	2034.10.20
06	崴力狮	3626103	17	2005.04.21	2025.04.20
07		3630281	17	2005.04.21	2025.04.20
08	欧迪	3734326	17	2005.07.14	2025.07.13
09	住菱	3760913	17	2005.07.21	2025.07.20
10		3949108	17	2016.12.14	2026.12.13
11		4693186	17	2018.10.07	2028.10.06
12		4754296	37	2019.02.28	2029.02.27
13		4754297	12	2018.04.21	2028.04.20
14		6596565	17	2010.03.28	2020.03.27
15		6731649	17	2010.04.21	2020.04.20
16		6731650	37	2010.04.21	2020.04.20

17		6731668	37	2010.04.21	2020.04.20
18		6731669	17	2011.05.28	2021.05.27
19		6731670	17	2011.01.14	2021.01.13
20	U.MA	6939224	17	2011.02.21	2021.02.20
21		7169167	17	2010.11.28	2020.11.27
22		7169168	17	2010.12.28	2020.12.27
23		7320663	35	2010.10.14	2020.10.13
24	神奇盾	7320664	35	2010.10.14	2020.10.13
25	佳尼士	7329935	35	2010.10.14	2020.10.13
26		8750055	17	2014.04.07	2034.04.06
27	百變龍	9998429	17	2012.12.28	2032.12.27
28		10321592	17	2013.12.07	2033.12.06
29	精镀	11611518	3	2014.03.21	2034.03.20
30	CFCSUNAWE	13546746	17	2015.02.21	2025.02.20
31	优玛特效	16855753	17	2016.06.28	2026.06.27
32	SUNAWE	11876274	17	2014.07.07	2034.05.27
33		12062101	17	2014.07.07	2034.07.06
34	光致	49317010	17	2021.04.07	2031.04.06
35		15258107	17	2015.10.14	2025.10.13

36	U.MA	6596564	17	2014.07.21	2034.07.20
37	SUN SHEDE	13314520	17	2015.01.21	2025.01.20
38	圣炫	13314505	17	2015.01.21	2025.01.20
39	SUN SHADE	13314486	17	2015.01.20	2025.01.20
40		13314530	17	2015.01.20	2025.01.20
41		21139475	35	2017.10.28	2027.10.27
42		44624183	17	2020.12.28	2030.12.27

Jiangsu Huizhi New Materials Technology Co., Ltd
No.	Trademark Name	Registration No.	Applicable Categories	Registration Date	Expiry Date
01		41548063	9	2020-06-28	2030-06-27
02		41555515	9	2020-09-21	2030-09-20
03		41541989	9	2020-09-21	2030-09-20
04		20395973	16	2017-10-21	2027-10-20
05		29053313	16	2019-03-07	2029-03-06
06		41549473	16	2020-06-28	2030-06-27
07		13666592	17	2015-03-14	2025-03-13
08		41568030	17	2020-06-28	2030-06-27
09		41559063	17	2020-06-28	2030-06-27
10		41510368	35	2020-06-21	2030-06-20
11		41527124	35	2020-06-21	2030-06-20
12		53606166	17	2021-09-14	2031-09-13
13		53597840	9	2021-11-28	2031-11-27
14		53597850	9	2021-11-28	2031-11-27

3.	Software Copyrights

As of the date of this prospectus, we registered 3 software copyrights in mainland China. The following table summarizes these software copyrights registrations:

Jiangyin Tongli Optoelectronic Technology Co., Ltd
No.	Name	Registration Number
1	Tongli 3D Player Software (referred to as Tongli 3D) V1.O	2013SRO63380
2	Tongli 3D playback software [abbreviated as Tongli 3D] V1.O	2013SR150604
3	Tongli 3D Video Conversion System (referred to as Tongli 3D) V1.O	2013SR140840

Awards, Licenses and Certificates

As an endorsement of R&D and quality control, we have obtained the following awards as of the date of this prospectus:

Award	Organization	Date/Term of Conferment
Jiangsu Province Certified Enterprise Technology Center)	Jiangsu Commission of Economy and Information Technology, Jiangsu Development and Reform Commission, Jiangsu Department of Science and Technology, Jiangsu Department of Finance, Jiangsu Taxation Bureau, Nanjing Customs of PRC	No date
Jiangsu Province Exemplar Intelligent Workshop	Jiangsu Commission of Economy and Information Technology and Jiangsu Department of Finance	February 2018
Jiangsu Little Giant Enterprise (Manufacturing Category)	Jiangsu Department of Industry and Information Technology	2020-2022
High Tech Enterprise	Jiangsu Provincial Department of Science and Technology, Department of Finance, and Taxation Bureau	Nov 30, 2018- Oct 31, 2024
National “Specialized, Refined, Unique, and New” Little Giant Enterprise	Ministry of Industry and Information Technology of China	July 1, 2022- June 30, 2025
National Intellectual Property Exemplar Enterprise	State Intellectual Property Office	Nov 2023- Oct 2026

The criteria that must be met to receive the above awards and relevance of each award to our business are summarized below:

Jiangsu Province Certified Enterprise Technology Center

Jiangsu Provincial Enterprise Technology Center is established by Jiangsu Province to promote enterprise technological innovation and industrial upgrading. This program is managed by the Jiangsu Provincial Department of Industry and Information Technology in conjunction with the Jiangsu Provincial Development and Reform Commission, Jiangsu Department of Science and Technology, Jiangsu Department of Finance, Jiangsu Taxation Bureau and Nanjing Custom of PRC. In order to qualify for this award, the criteria that an applicant must meet are: (i) annual main business income of not less than 200 million yuan (if an applicant is a high-tech enterprise, its annual core business income must be not less than 100 million yuan); and (ii) having a good technological innovation system, equipped with good research and development capabilities. The applicant must also have invested at least 8 million yuan in its advanced equipment and technology and have hired at least 50 scientists and technology professionals. The winners of this award enjoy the provincial-level government support for innovation capacity building, technical research, etc., and some winners may receive cash incentives between RMB30-500,000. Tongli received RMB 200,000 as a winer of this award. In addition, winners of this award may have a better chance to be recognized as a “Specialized, Refined, Unique and New Little Giant" (described below further). The winer of this award also is likely to enjoy a better corporate image, which enhance its ability to attract high-end technical talent. In addition, winners of this award are more likely to be considered by universities and research institutes to establish industry-university research cooperation initiatives and to understand the technological trends of the industry.

Jiangsu Province Exemplar Intelligent Workshop is an important project in Jiangsu Province that promotes the intelligent transformation of the manufacturing industry, through the Internet, big data, artificial intelligence and other technologies, optimizes the utilization of production equipment, personnel, and materials, and seeks to achieve the efficient, flexible, and collaborative production management of the workshop. The winners of this award receive capital subsidies ranging from RMB 30 to 1 million to reduce capital costs and improve production efficiency and product quality. Tongli Optoelectronics received RMB300,000 for this award and used such grant to purchase capital equipment.

Jiangsu Province Little Giant Enterprise (Manufacturing Category)

Jiangsu Province Little Giant Enterprise program was established in Jiangsu Province to promote advanced manufacturing, encourage the integration of upstream and downstream components of the industrial chain, promote the development of industrial clusters, promote the transformation of the manufacturing industry in Jiangsu Province to high-end, intelligent and sustainable industries, and enhance overall industrial competitiveness. The award is designed to reward small and medium-sized manufacturing enterprises with strong innovation capabilities, mastering key core technologies, and excellent quality and efficiency systems. The winners of this award demonstrate outstanding performance in specialization, refinement, and novelty, and are leaders in the manufacturing industry. The winners will obtain certain financial and government incentives to be used for enterprise technological innovation, and product research and development. Tongli received RMB163,000 as a winner of this award.

National “Specialized, Refined, Unique, and New” Little Giant Enterprise

The National “Specialized, Refined, Unique, and New” Little Giant Enterprise is recognized by the Ministry of Industry and Information Technology of China as an enterprise focusing on market segmentation, having strong innovation ability, owning a high market share, having mastered core technologies, and having achieved excellent quality and efficiency. As a winer of this award, Tongli received RMB262,500. Being recognized as one of the National Specialized, Refined, Unique, and New Little Giant Enterprise, Tongli enhanced its brand recognition in the field. This recognition also helps Tongli attract talent, institutional investors, and enhance market competitiveness.

High Tech Enterprise

A High and New-Technology Enterprise (HNTE) is a business in China that has been certified by the Ministry of Science and Technology, allowing it to gain a reduced corporate income tax (CIT) rate of 15% (as opposed to the standard corporate income tax rate of 25%) and carry forward losses for up to 10 years to lower taxable income. For the qualifications that must be met to be recognized as a High Tech Enterprise, please see the discussion under the caption “Government Regulations”.

National Intellectual Property Exemplar Enterprise

The National Intellectual Property Exemplar Enterprise is an enterprise recognized by the State Intellectual Property Office of the People’s Republic of China as having strong intellectual property creation, application, protection and management capabilities, enjoying the outstanding comprehensive competitive advantage of intellectual property, and having influenced the industry. To be recognized as a National Intellectual Property Exemplar Enterprise, a company should have a large of number of inventions and its technology must be closely related to its core business. Tongli received this recognition due to its patent portfolio and because of its leading intellectual property capability in the industry. Please see patents owned by Tongli that are listed on page 282-291.

To lawfully operate our business in China, our operating subsidiaries have acquired the following permits and licenses as of the date of this proxy statement/prospectus:

Subsidiary	License/Permit	Valid Through
Jiangyin Tongli	Fixed Pollution Source Discharge Registration Receipt	November 21, 2027
Jiangyin Tongli	Radiation safety permit	January 22, 2028
Jiangyin Tongli	Food Business License	January 9, 2028
Jiangyin Tongli	National Industrial Product Production License	November 21, 2022
Jiangyin Tongli	Occupational Health Safety Management System Certification Certificate	January 25, 2021
Jiangyin Tongli	Environmental Management System Certification Certificate	January 25, 2015
Jiangyin Tongli	Quality Management System Certification Certificate	January 25, 2027
Jiangyin Tongli	ISO50001	December 9, 2024
Jiangyin Tongli	Intellectual Property Management System Certification	April 24, 2026
Huizhi	Quality Certificate of Conformance	December 6, 2025
Huizhi	Quality Management System Certification Certificate	April 3, 2024
Huizhi	Integration of Information and Industrialization Management System Certificate	March 23, 2026

Domain Names

As of the date of this prospectus, we have registered 9 domain names in mainland China. Our core domain name is tonglioptech.com, while other domain names are registered with the intent of proactively blocking third parties from registering those domain names that may either be confusingly similar to our domain names or passing off as our company to engage in unlawful or unfair competitions.

Employees

As of the date of this prospectus, we have 938 employees, including 20 employees in Jiangsu Tongli, 649 employees in Jiangyin Tongli, 403 employees in Huizhi, 23 employees in Jianishi, and 9 employees in Zhitong, as well as 1 staff working at Korean branch of Jiangyin Tongli.

We enter into employment contracts and non-disclosure agreements with our full-time employees.

We contribute social security and housing provident fund for employees as required by local government, however, though our practice is consistent with the local practices, we have not strictly complied with the Labor Contract Law of China.

We provide safety training and professional skills training for employees and offer free work meals and affordable accommodations to our employees. There is a clear reward and punishment mechanism, and confidentiality work and protection for vulnerable groups are emphasized.

Facilities

Jiangyin Tongli has two manufacturing plants and additional buildings for management and production use. Jiangyin Tongli Korean Branch leases an office for its office use. Huizhi has one plant, and the construction project is close to be completed. Jianishi leases an office in Shanghai. Zhitong has a plant that is currently under construction and has obtained the construction project planning permit from the Jiangyin Administrative Approval Bureau in April 2024.

According to the Constitution Law of the People’s Republic of China and its land laws, Chinese individuals cannot privately own land and natural resources. The Constitution of the People’s Republic of China provides that land in urban areas must be owned by the state, whereas land in rural and suburban areas must be owned by the state or by local collectives. Individuals can, however, obtain the right to use land from the state. The land-use right is a right that allows the right-holder to legally possess, use, and benefit from property owned by another. In urban areas, the state grants (churang, sometimes also translated as “assigns”) or allocates (huabo) land-use rights to land users. For granted land-use rights, land users pay the state granting fees for a certain number of years. The State Council is authorized by law to formulate the maximum periods for which land-use rights may be granted. For industrial use land, the term of the land use right granted to the 1st grantee is generally 50 years. However, if the 1st grantee further transfers the land use right to another person as a transferee, the term of the land use right that the subsequent transferee receives will be deducted by the term of the land use right that had been lapsed from the precedent grantee. The land use right that a grantee receives or the subsequent transferee receives is evidenced by so called Land Use Certificate issued by the relevant government agency.

The following table summarizes these owned and leased plants and buildings:

Land Use Certificates

Property Certificate Number	Land Use Rights Holder	Location	Purpose	Area (㎡)	Registered Date yyyy/mm/dd	Use Right Expiration Date yyyy/mm/dd
Cheng Land National Use (2012) No. 13064	Jiangyin Tongli	No. 8 Changxing Road, Changjing Town, Jiangyin City	Industry	8,237.00	2012/9/15	2053/12/30
Cheng Land National Use (2012) No. 13075	Jiangyin Tongli	No. 8 Changxing Road, Changjing Town, Jiangyin City	Industry	9,444.00	2012/9/15	2054/2/16
Cheng Land National Use (2012) No. 14543	Jiangyin Tongli	No. 8 Changxing Road, Changjing Town, Jiangyin City	Industry	10,087.00	2012/10/25	2061/8/23
Cheng Land National Use (2013) No. 13027	Jiangyin Tongli	Huayuan Village and Liuqiao Village in Changjing Town, Jiangyin City	Industry	53,336.00	2013/5/25	2063/5/20
Su (2019) Lianyungang Real Estate Ownership No. 0021921	Huizhi	North Huanghai Avenue and East Yunqiao Road in the Development Zone, Lianyungang City	Industry	266,483.00	2019/3/27	2069/1/30
Su (2023) Jiangyin Real Estate Ownership No. 0021675	Zhitong	No. 70 Xingyuan Road, Changjing Town, Jiangyin City	Industry	29,822.40	2023/5/11	2053/10/14
Total				377,409.40

After land use right certificate is obtained and the building/construction is completed, subject the inspection by relevant government agencies, the Real Property Ownership Certificate will be issued to the owner.

Real Property Ownership Certificates owned by Jiangyin Tongli and Huizhi are listed below:

Property Certificate Number	Property Owner	Location	Purpose	Area (㎡)	Registration Date	Layers in Total
Chengfang Certificate Jiangyin Zi No. foj10101623	Jiangyin Tongli	26 Tonggang Road, Changjing Town, Jiangyin City, Jiangsu Province, China	Non-residential	87,472.10	12-Aug-15	5.00
Chengfang Certificate Jiangyin Zi No. foj10020664-1	Jiangyin Tongli	No. 8 Changxing Road, Changjing Town Jiangyin City, Jiangsu Province, China	Non-residential	41.21	4-Sep-12	1.00
Chengfang Certificate Jiangyin Zi No. foj10020664-1	Jiangyin Tongli		Non-residential	828.31	4-Sep-12	3.00
Chengfang Certificate Jiangyin Zi No. foj10020664-1	Jiangyin Tongli		Non-residential	120.31	4-Sep-12	1.00
Chengfang Certificate Jiangyin Zi No. foj10020664-2	Jiangyin Tongli		Non-residential	804.65	4-Sep-12	2.00
Chengfang Certificate Jiangyin Zi No. foj10020664-2	Jiangyin Tongli		Non-residential	2,525.06	4-Sep-12	1.00
Chengfang Certificate Jiangyin Zi No. foj10020664-2	Jiangyin Tongli		Non-residential	887.23	4-Sep-12	1.00
Chengfang Certificate Jiangyin Zi No. foj10020664-3	Jiangyin Tongli		Non-residential	896.66	4-Sep-12	1.00
Chengfang Certificate Jiangyin Zi No. foj10020664-3	Jiangyin Tongli		Non-residential	864.81	4-Sep-12	1.00
Chengfang Certificate Jiangyin Zi No. foj10020664-3	Jiangyin Tongli		Non-residential	441.65	4-Sep-12	1.00

Su (2024) Lianyungang Real Estate Ownership No. 0016528	Huizhi	218 Huanghai Avenue, Lianyungang Economic and Technological Development Zone, Jiangyin City, Jiangsu Province, China	1 # Dormitory, 2 # Canteen	17,525.23	26-Mar-24	6.00
Su (2024) Lianyungang Real Estate Ownership No. 0016529	Huizhi		1 # Production workshop	54,308.32	26-Mar-24	3.00
Su (2024) Lianyungang Real Estate Ownership No. 0016530	Huizhi		1 # R&D workshop	20,137.70	26-Mar-24	3.00
Su (2024) Lianyungang Real Estate Ownership No. 0016531	Huizhi		2 # Production workshop	54,296.67	26-Mar-24	3.00
Su (2024) Lianyungang Real Estate Ownership No. 0016532	Huizhi		Dormitory 3 #	7,690.58	26-Mar-24	6.00
Su (2024) Lianyungang Real Estate Ownership No. 0016533	Huizhi		3 # Production workshop	54,266.12	26-Mar-24	3.00
Su (2024) Lianyungang Real Estate Ownership No. 0016534	Huizhi		Dormitory 4 #	7,690.34	26-Mar-24	6.00
Su (2024) Lianyungang Real Estate Ownership No. 0016535	Huizhi		4 # Production workshop	25,129.52	26-Mar-24	3.00
Su (2024) Lianyungang Real Estate Ownership No. 0026866	Huizhi		5 # Production workshop	49,398.74	30-Apr-24	4.00
Su (2024) Lianyungang Real Estate Ownership No. 0028499	Huizhi		110 substation	2,187.02	10-May-24	3.00
Su (2024) Lianyungang Real Estate Ownership No. 0016536	Huizhi		6 # Production workshop	39,685.11	26-Mar-24	3.00
The certificates are processing	Huizhi		2 # R&D workshop	37,566.07		3.00
	Huizhi		Office Building	33,724.89		10.00

In addition to the real estate properties owned by Jiangyin Tongli and Huizhi as listed above, GFT, Jianishi and Jiangyin Tongli also lease the following leased premises:

Tenants	Landlord	Location	Location of Leased Property	Lease Period	Purpose	Area (㎡)	Rent (month)	Property Fee (month)
Jianishi	Shanghai Jingzhou Real Estate Development Co., Ltd	Shanghai	Room 601, Building 5, No. 2377 Shenkun Road, Minhang District, Shanghai, China	2021.9.4~2023.9.19	Office	225.00	￥25,700.00	￥6,300.00
	Shanghai Junchitong New Materials Technology Co., Ltd		Room 704, Building 11, No. 2177 Shenkun Road, Minhang District, Shanghai	2023.6.1~2026.1.14	Office	240.00	￥34,800.00	¥-
GRT	Central Committee of Small and Medium sized Enterprises	Seoul Special City, South Korea	1002, 10th Floor, Bank Road, Yeongdeungpo, Seoul City, Korea	2021.2.1~2022.1.31	Office	190.68	₩2768640.00	₩\1961120.00
				2022.2.1~2023.1.31	Office	190.68	₩2768640.00	₩\1961120.00
				2023.2.1~2024.1.31	Office	190.68	₩2820552.00	₩\2018800.00
				2024.2.1~2025.1.31	Office	190.68	₩2872464.00	₩2076480.00
Jiangyin Tongli	Jiangyin Changjing Town Garden Stock Economic Cooperative	Jiangyin	Land use right at No. 8 Changxing Road, Huayuan Village, Jiangyin City, China	2022.1.1~2022.12.31	Production	5,589.99	￥167,280.75	¥-

Insurance

To mitigate risks across different aspects of our operations and to ensure comprehensive coverage, we maintain various insurance policies and we believe the insurance coverage we maintain is in line with industry norms. As of the date of this prospectus, we maintain property insurance, key R&D equipment insurance, and employer’s liability insurance.

1.	High tech enterprise property insurance (all risks):

For ordinary machinery and equipment: the deductible for each accident is RMB 1,000 or 10% of the loss amount, whichever is higher.

For buildings: There is no deductible amount.

2.	Insurance for Key R&D Equipment of High-Tech Enterprises

For key R&D equipment and supporting facilities: the deductible for each accident is RMB 2,000 or 10% of the loss amount, whichever is higher.

3.	Employer’s Liability Insurance for 20 Key Employees:

For machine operators, the annual compensation limit is RMB 934,000 per person, the death compensation limit is RMB 800,000 per person, the disability compensation limit is RMB 800,000 per person, the worked related injury expense compensation limit is RMB 54,000 per person, and the medical expense compensation limit is RMB 80,000 per person.

Environmental Matters

Our production generates wastewater, solid waste, and other industrial waste at various stages of the processing process. All of our processing facilities have gone through necessary environmental impact assessments during the initial construction phase, and relevant environmental protection equipment had been installed into the facilities. Each plant has passed final inspections by government agencies before we commenced the production activities.

We have been in compliance with laws and regulations relating to the environment as of the date of this prospectus and have not experienced any material adverse effects upon our capital expenditures, earnings, or competitive position with respect to environmental compliance and we do not anticipate any material adverse effects in the future based on the nature of our future operations. As of the date of this prospectus, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. The existing disputes in the past few years have been resolved. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Governmental Regulations

PRC Laws and Regulations

As we conduct our operations through our subsidiaries in the PRC, with our operations team, management, and research and development center located in mainland China, we are subject to the laws and regulations of the PRC, including foreign investment, work safety, environment, employment, social welfare, insurance, and taxation regulations. Below is a summary of the major PRC laws, rules, and regulations applicable to our current business.

PRC Regulations Related to Companies and Foreign Investment

The establishment, operation, and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993 and last amended with immediate effect on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The Company Law also applies to foreign-invested limited liability companies and companies limited by shares. According to the Company Law, the provisions otherwise prescribed by the laws on foreign investment shall prevail.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and repealed the Sino-foreign Equity Joint Ventures Law of the PRC, the Wholly Foreign-owned Enterprise Law of the PRC, and the Sino-foreign Cooperative Joint Ventures Law of the PRC. Since then, the Foreign Investment Law has become the fundamental law regulating foreign-invested enterprises wholly or partially invested by foreign investors. According to the Foreign Investment Law and the Implementation Regulations for the Foreign Investment Law of the PRC issued by the State Council on December 26, 2019 and effective from January 1, 2020, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations (the “foreign investors”) within the territory of the PRC, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of the PRC, either alone or together with any other investor; (ii) a foreign investor acquires shares, equities, property shares, or any other similar rights and interests of a PRC enterprise; (iii) a foreign investor invests in any new project within the territory of the PRC, either alone or together with any other investors; or (iv) a foreign investor invests in any other way as stipulated under the laws or administrative regulations or provided by the State Council. The organization, form and structure, and the operating rules of foreign-funded enterprises are subject to the provisions of the Company Law, the Partnership Enterprise Law of the PRC, and other applicable laws.

Work Safety Law

According to the Law on Work Safety of the PRC effective on November 1, 2002, and amended on August 27, 2009, August 31, 2014 and June 10, 2021 respectively, manufacturing companies must strengthen work safety management, establish and improve their work safety responsibility systems and work safety polices and rules, enhance work safety conditions and promote work safety standardization. The state shall apply an accountability enforcement system to work safety accidents, and the persons liable for such accidents shall be subject to legal liability. If a manufacturing company fails to comply with the provisions of the Law on Work Safety, the supervisory authority on production safety may issue a rectification order, impose a fine, order the company to cease production and operation, or revoke the relevant permit. As of the date of this prospectus, we have not violated the Law on Work Safety of the PRC and we have not received any notice of noncompliance or incurred any work related incidents.

Regulations on Environmental Protection

The Environmental Protection Law of the PRC (the “Environmental Protection Law”) was promulgated and effective on December 26, 1989, and amended on April 24, 2014, under which any entity that discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities. The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warnings, fines, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, adopted by the State Council on December 9, 2020, and effective on March 1, 2021, pollutant discharging entities are subject to the classified management of pollutant discharge permits based on factors such as the amount of pollutants produced and discharged and the extent of its impact on the environment. According to the relevant regulations of the “List of Classification Management of Emission Permit for Fixed Source of Pollution (2019 Edition),” key management, simplified management, and registration management of pollutant discharge permits have been implemented. For pollutant discharging entities that produce and discharge a relatively small amount of pollutants or have relatively little impact on the environment, the simplified management of pollutant discharge permits will be implemented. Further, under the Measures for Pollutant Discharge Permitting Administration (For Trial Implementation) promulgated by the Ministry of Ecology and Environment on January 10, 2018 and amended on August 22, 2019, a pollutant discharging entity shall hold a pollutant discharge permit as legally required and discharge the pollutant as provided in the pollutant discharge permit. Without a required pollutant discharge permit, no pollutant may be discharged. Where the discharge of pollutants violates the provisions of the pollutant discharge permit, the environmental protection authority at or above the county level shall order it to take corrective actions, carry out production in a limited manner, or suspend production for rectifications and impose fines between RMB100,000 and RMB1,000,000.

As of the date of this proxy statement/prospectus, our operating subsidiaries have completed the pollution discharge registrations for fixed pollution sources, as their productions are deemed to be producers and dischargers of a relatively small amount of pollutants or having a relatively little impact on the environment as stipulated by the relevant mainland China laws. As of the date of this prospectus, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China.

PRC Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the PRC Labor Law, promulgated on July 5, 1994 and last amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with national standards. Enterprises and institutions shall provide laborers with safe workplaces and sanitation conditions that are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which was implemented on January 1, 2008 and amended on December 28, 2012, primarily governs the rights and duties of employees and employers, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are prohibited from forcing laborers to work beyond the stipulated work time limit, and employers shall pay laborers for overtime work in accordance with relevant laws and regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

Social Insurance and Housing Fund

Pursuant to (i) the Regulation of Insurance for Labor Injury, enacted on January 1, 2004 and amended on December 20, 2010, (ii) the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, (iii) the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, (iv) the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, (v) the Unemployment Insurance Measures promulgated on January 22, 1999, and (vi) the Social Insurance Law of the PRC, implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance, and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Provident Funds, which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises must register at the competent managing center for housing provident funds and upon the examination by such managing center of housing provident funds, these enterprises are required to complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner.

As of the date of this proxy statement/prospectus, we have provided our employees in China with social insurance by ourselves or through a third-party agency, and we have opened housing fund account at relevant banks for our employees. See “Risk Factors – Risks Relating to Doing Business in the PRC – GFT’ PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.” As of the date of this proxy statement/prospectus, we are not aware of any action, claim, investigation, or penalties being conducted or threatened by any government authorities.

PRC Regulations relating to Enterprise Income Tax

Pursuant to the EIT Law promulgated by the SCNPC on March 16, 2007, which became effective January 1, 2008 and was last amended on December 29, 2018, enterprises shall be classified into resident enterprises and non-resident enterprises. The income tax rate for resident enterprises is 25%, while the income tax rate for non-resident enterprises is 20%. According to the EIT Law and the Implementation Regulations for the Enterprise Income Tax Law of the PRC (the “Implementation Regulations for EIT Law”) issued by the State Council on December 6, 2007, which became effective January 1, 2008 and were last amended on April 23, 2019, enterprise income tax shall be payable by a resident enterprise for the income derived from or accruing in or outside the PRC. Enterprise income tax shall be payable by a non-resident enterprise with office or premises within the territory of the PRC for the income derived from or accruing in the PRC by its office or premises, and the income derived from or accruing outside the PRC for which its office or premises has a de facto relationship. Where the non-resident enterprise has no office or premises within the territory of the PRC or the income derived or accrued has no de facto relationship with its office or premises, enterprise income tax shall be payable by the non-resident enterprise for the income derived from or accruing in the PRC at a reduced rate of 10%.

According to the EIT Law and the Implementation Regulations for EIT Law, dividends, and other gains from equity investments between the qualified resident enterprises shall be tax-exempted. The tax rate for each PRC subsidiary under the EIT Law and the Implementation Regulations for EIT Law for the last two completed fiscal years are listed below.

As of the date of this proxy statement/prospectus, we are not aware of any action, claim, investigation, or penalties being conducted or threatened by any PRC tax authorities. However, as disclosed in the risk factors of this proxy statement/prospectus, as GFT is a holding company organized under the Companies Act of the Cayman Islands, and our subsidiaries, Jiangsu Tongli and Jiangyin Tongli, are wholly foreign owned enterprises. As the executive management team members of GFT are tax residents in mainland China, GFT may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to GFT and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment (see Risks Factors Related to Doing Business in China on page 104 of this proxy statement/prospectus). If GFT is classified as a resident enterprise of PRC, then Jiangsu Tongli and Jiangyin Tongli may be deemed as mainland domestic companies instead of wholly foreign owned enterprises, then dividends payable by our operating subsidiaries to us may not qualify to enjoy certain tax treaty benefits. See Risk Factors—Risk Related to Doing Business in China–There are uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in mainland China, and dividends payable by our operating subsidiaries in mainland China to us may not qualify to enjoy certain treaty benefits, on page 116.

The Measures for the Administration of High-tech Enterprise Accreditation (hereinafter referred to as the High-tech Enterprise Measures)

The current effective The High-tech Enterprise Measures was jointly published in 2016 by the State Financing and the State Administration of Tax in accordance with the relevant provisions of the Law of the People’s Republic of China on Enterprise Income Tax and the Regulation on the Implementation of the Law of the People’s Republic of China on Enterprise Income Tax to encourage innovation. To qualify for High-tech Enterprise status, a company must meet all of the following criteria:

●	Be registered in China (not including Hong Kong, Macao, and Taiwan) for at least one year.

●	Own the intellectual property (IP) rights for the core technology of its key products or services (services) through independent R&D, transfer, donation, merger and acquisition, etc.

●	The core technology of the enterprise’s key products (services) falls within the scope of the areas outlined in the Regions of Advanced Technologies Strongly Supported by the State, which covers more than 200 categories of technologies, products, and services in eight large technological areas.

●	The enterprise’s technical personnel engaging in R&D and relevant technological innovation activities constitute more than 10 percent of the total number of employees in the current year.

●	In the last three financial years (the actual operational period for newly established ones), R&D expenditure should account for a certain percentage of the enterprise’s total sales revenue in the same period:

i.	No less than five percent if the latest annual sales revenue is below RMB 50 million (approx. US$7.7 million);

ii.	No less than four percent if the latest annual sales revenue is below between RMB 50 million (approx. US$7.7 million) and RMB 200 million (approx. US$30.8 million); and

iii.	No less than three percent if the latest annual sales income is upwards of RMB 200 million (approx. US$30.8 million).

R&D expenditure within China is not less than 60 percent of the total R&D expenses.

●	The ratio of income from high-tech related operations against total income is not lower than 60 percent in the current period.

●	The enterprise’s innovation capacity evaluation satisfies the corresponding requirements.

●	The enterprise has no record of major safety or quality incidents or serious environmental violations during the year preceding the application.

After being recognized as a High-tech Enterprise, the taxpayer’s applicable corporate income tax (CIT) rate is reduced from the standard 25 percent to 15 percent. This is one of China’s core tax incentives that encourage innovation. GFT’s operating subsidiaries, Tongli and Huizhi, have obtained “High-tech Enterprise” status, as a result, Tongli saved corporate income tax of RMB31,924,035.45 and RMB 27,352,923.31, respectively, in 2023 and 2024; and Huizhi saved corporate income tax in the amount of RMB27,138,405.73 and RMB46,796,373.22, in 2023 and in 2024, respectively.

Upon accreditation as a High-tech Enterprise, the enterprise shall submit information on its IP, technical personnel, R&D expenses, operating income, etc. of the preceding year through the network for administration of accreditation of High-Tech Enterprise before May 31 every year for an annual compliance check. If the accreditation authorities find that the enterprise continues to comply with the accreditation criteria, there shall be no change to its High-tech Enterprise status. Failure to promptly report a major change in relation to the accreditation criteria or failing to submit annual reports on development status for two years cumulatively will result in the revocation of the High-tech Enterprise qualification; if, however, upon re-examination, where the enterprise is found to be non-compliant with the accreditation criteria, the accreditation authorities shall revoke its High-tech Enterprise qualification, and notify the tax authorities to recover tax incentives claimed by the enterprise for the year in which it becomes non-compliant with the accreditation criteria.

As discussed above, our China operating subsidiaries, Tongli and Huizhi are accredited with “High-tech Enterprises” status, and we have not been notified noncompliance with the criteria to maintain as “High-tech Enterprises” status.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF XINRUIXIANG

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to XINRUIXIANG and its subsidiaries prior to the Closing.

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Please also see “Cautionary Statement Regarding Forward-Looking Statements.”

Key Components of Results of Operations for the Six Months Ended December 31, 2024 and 2023

	For the six months ended December 31,		Change
	2024	2023	Amount	%
Net revenues	$361,185,966	$318,986,201	$42,199,765	13.23
Cost of revenues	(273,935,897)	(235,501,240)	(38,434,657)	16.32
Gross profit	87,250,069	83,484,961	3,765,108	4.51
Operating expenses:
Selling expenses	(6,501,149)	(5,905,395)	(595,754)	10.09
General and administrative expenses	(5,659,733)	(6,295,490)	635,757	(10.10)
Research and development expenses	(23,038,276)	(13,384,509)	(9,653,767)	72.13
Total operating expenses	(35,199,158)	(25,585,394)	(9,613,764)	37.58
Income from operations	52,050,911	57,899,567	(5,848,656)	(10.10)
Other income (expenses):
Interest income	872,512	1,174,040	(301,528)	(25.68)
Interest expense	(7,550,178)	(8,068,822)	518,644	(6.43)
Other income, net	2,899,570	2,215,773	683,797	30.86
Other expense, net	(79,574)	(159,972)	80,398	(50.26)
Exchange gain	7,415	59,844	(52,429)	(87.61)
Total other expense	(3,850,255)	(4,779,137)	928,882	(19.44)
Income before income tax	48,200,656	53,120,430	(4,919,774)	(9.26)
Income tax expense	(7,794,206)	(8,366,625)	572,419	(6.84)
Net income	$40,406,450	$44,753,805	$(4,347,355)	(9.71)

Net Revenues

Our revenue is reported net of all value added taxes (“VAT”). We derived revenue primarily from sales of films goods used in semiconductors, secondary batteries, vehicles, MLCC and other fields.

The following table sets forth the breakdown of our revenues by category for the periods indicated.

	For the six months ended December 31,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Revenues:
Revenue from sales of film-Semiconductor	$40,134,722	11.11	$51,956,095	16.29	$(11,821,373)	(22.75)
Revenue from sales of film-Chemical	23,491,949	6.50	22,285,006	6.99	1,206,943	5.42
Revenue from sales of film-Home product	28,459,335	7.88	17,404,953	5.46	11,054,382	63.51
Revenue from sales of film-Secondary battery	66,398,810	18.38	82,825,975	25.97	(16,427,165)	(19.83)
Revenue from sales of film-Vehicle	95,344,707	26.40	69,609,017	21.82	25,735,690	36.97
Revenue from sales of film-Display	67,947,271	18.81	36,944,242	11.58	31,003,029	83.92
Revenue from sales of film-MLCC	35,094,549	9.72	33,664,636	10.55	1,429,913	4.25
Revenue from sales of film-Nano material	3,728,003	1.03	4,024,471	1.26	(296,468)	(7.37)
Others	586,620	0.17	271,806	0.08	314,814	115.82
Total revenues	$361,185,966	100.00	$318,986,201	100.00	$42,199,765	13.23

Compared with net revenue for the six months ended December 31, 2023, our net revenue increased by $42.20 million, or 13.23%, for the six months ended December 31, 2024, which was primarily attributable to a $1.21 million increase in sales of chemical films, a $11.05 million increase in sales of home product films, a $25.74 million increase in sales of vehicle films, a $31.00 million increase in sales of display films and $1.43 million increase in sales of MLCC films, partially offset by a $11.82 million decrease in sales of semiconductor films and a $16.43 million decrease in sales of secondary battery films.

Revenue from sales of semiconductor films decreased by $11.82 million, to $40.13 million for the six months ended December 31, 2024 from $51.96 million for the six months ended December 31, 2023. The decrease in revenue was primarily due to (i) the Company has adjusted the layout of its products and upgraded some of the original low-margin production lines, the decrease in average unit sales price from $0.82 per meter for the six months ended December 31, 2023 to $0.69 per meter for the six months ended December 31, 2024, which resulted in a decrease of $7.81 million in revenue, (ii) the sales volume of semiconductor films decreased from 63.36 million meters for the six months ended December 31, 2023 to 58.47 million meters for the six months ended December 31, 2024. The phased decline in demand in the semiconductor market led to a decrease in customers’ purchasing needs. The number of customers decreased from 110 to 80 during the two periods, which caused the decrease in sales volume, resulting in a decrease of $3.36 million in revenue, and (iii) the decrease was also partially caused by the increase in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the six months ended December 31, 2023 to RMB7.1957 to $1.00 for the six months ended December 31, 2024, which caused a decrease of $0.65 million in revenue.

Revenue from sales of home product films increased by $11.05 million, to $28.46 million for the six months ended December 31, 2024 from $17.40 million for the six months ended December 31, 2023. The increase in revenue was primarily due to the increase in sales volume, which increase to 44.20 million meters for the six months ended December 2024 from 23.74 million meters for the six months ended December 31, 2023. In this period of 2024, the Company increased its sales volume by lowering the selling price, which the average unit price decreased from $0.73 per meter to $0.64 per meter for six months ended December 31, 2024 and 2024 respectively.

Revenue from sales of secondary battery films decreased by $16.43 million, to $66.40 million for the six months ended December 31, 2024 from $82.83 million for the six months ended December 31, 2023. The sales volume of secondary battery films increased a bit from 173.84 million meters for the six months ended December 31, 2023 to 176.03 million meters for the six months ended December 31, 2024. The increase in sales volume resulted in an increase of $0.83 million in revenue. But the increase was partially offset by the decrease in the average unit sales price from $0.48 per meter for the six months ended December 31, 2023 to $0.38 per meter for the six months ended December 31, 2024, which resulted in a decrease of $17.47 million in revenue. In addition, the increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the six months ended December 31, 2023 to RMB7.1957 to $1.00 for the six months ended December 31, 2024, which caused a decrease of $1.08 million in revenue.

Revenue from sales of vehicle films increased by $25.74 million, to $95.34 million for the six months ended December 31, 2024 from $69.61 million for the six months ended December 31, 2023. Due to the further promotion and popularization of the concept of vehicle film and car coat usage by end consumers, the Company’s automotive products, color change film and some of its products, received attention from customers. Sales of several hot-selling products increased, such as TPU-N300-ACS (H) and TPU-PPF-N320-MAX (F). The total sales volume of vehicle films increased from 37.41 million meters for the six months ended December 31, 2023 to 55.57 million meters for the six months ended December 31, 2024, which resulted in an increase of $31.15 million in revenue. In the future, the Company intends to continue to promote vehicle films and strive for steady growth on the basis of consolidating the sales share for the six months ended December 31, 2024.

Revenue from sales of display films increased by $31.00 million to $67.95 million for the six months ended December 31, 2024 from $36.94 million for the six months ended December 31, 2023. Display materials have a faster product iteration due to the increased demand for end products. The company has invested more money in product renewal and developed such models as T00717S7B1, T00617S7B1, T03517S7B1 and so on. Therefore, we are able to meet the ever-changing new demands of the market, which caused the sales volume of display films increased from 68.31 million meters for the six months ended December 31, 2023 to 129.25 million meters for the six months ended December 31, 2024, which resulted in an increase of $32.04 million in revenue.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, (iii) depreciation expenses of the equipment, and (iv) salaries of production personnel and manufacturing expenses related to production.

Our cost of revenue increased by $38.44 million, or 16.32% from $235.50 million for the six months ended December 31, 2023 to $273.94 million for the six months ended December 31, 2024, which was primarily attributable to the business growth and an increase in sales, resulting in an increase in costs accordingly.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended December 31, 2024 and 2023, our gross profit was $87.25 million and $83.48 million, respectively, and our gross profit margin was 24.16% and 26.17%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the periods indicated.

	For the six months ended December 31,
	2024		2023		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Sales of film - Semiconductor	$9,759,505	24.32	$13,940,994	26.83	$(4,181,489)	(29.99)
Sales of film - Chemical	2,463,809	10.49	3,469,860	15.57	(1,006,051)	(28.99)
Sales of film - Home product	5,826,305	20.47	4,393,330	25.24	1,432,975	32.62
Sales of film - Secondary battery	16,069,351	24.20	22,463,198	27.12	(6,393,847)	(28.46)
Sales of film - Vehicle	22,258,362	23.35	18,881,562	27.13	3,376,800	17.88
Sales of film - Display	22,533,103	33.16	9,688,449	26.22	12,844,654	132.58
Revenue from sales of film-MLCC	7,330,338	20.89	9,537,422	28.33	(2,207,084)	(23.14)
Revenue from sales of film-Nano material	882,017	23.66	1,042,643	25.91	(160,626)	(15.41)
Others	127,279	21.70	67,503	24.83	59,776	88.55
Total	$87,250,069	24.16	$83,484,961	26.17	$3,765,108	4.51

Compared with gross profit for the six months ended December 31, 2023, our gross profit increased by $3.77 million, or 4.51%, for the six months ended December 31, 2024, and the gross profit margin decreased from 26.17% to 24.16%, mainly due to new sales strategy to increase market share. The company has updated and newly established some production lines to increased capacity in 2024, but due to the more competitive market, the company needs to undertake some low gross profit orders (such as orders from small and medium-sized customers or basic products), these orders will reduce the company’s overall gross profit margin decline.

Operating expenses

The following table sets forth the breakdown of our operating expenses. For the six months ended December 31, 2024 and 2023.

	For the six months ended December 31,
	2024		2023		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	$6,501,149	1.80	$5,905,395	1.85	$595,754	10.09
General and administrative expenses	5,659,733	1.57	6,295,490	1.97	(635,757)	(10.10)
Research and development expenses	23,038,276	6.38	13,384,509	4.20	9,653,767	72.13
Total operating expenses	$35,199,158	9.75	$25,585,394	8.02	$9,613,764	37.58

Selling expenses

Selling expenses mainly include (i) transportation and delivery fees of products, (ii) salaries and commissions of sales and marketing personnel, (iii) marketing expenses, (iv) technical service fees and (v) business entertainment expenses.

Our selling expenses increased by 10.09% from $5.91 million for the six months ended December 31, 2023 to $6.50 million for the six months ended December 31, 2024, mainly attributable to the increase in transportation expense and sales commissions as a result of the increase in sales.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for administrative personnel, (ii) depreciations and amortizations, (iii) office expenses, (iv) entertainment expenses used for business operation, and (v) others, which primarily include traveling, water and electricity fees, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses decreased by 10.10% from $6.30 million for the six months ended December 31, 2023 to $5.66 million for the six months ended December 31, 2024, which was mainly due to the depreciations decreased as a portion of equipment have reached the end of their useful life and stopped accruing depreciation.

Research and development expenses

Our research and development expenses primarily comprise costs of materials used for experiments, employee salary and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses increased by 72.13%, from $13.38 million for the six months ended December 31, 2023 to $23.04 million for the six months ended December 31, 2024, which was primarily attributable to an increase of material consumption, as we still focused on expanding product research and development to produce products at the request of customers. The Company had a total of 28 product development projects in progress for the six months ended December 31, 2024 while only had 25 projects in progress for the same period last year. In addition, the Company has developed new products such as OCA optical adhesive for folding screen, hydrophilic anti-fog tape and non-silicone release film for FPC boards during the year ended December 31, 2024. In order to further update and improve existing products, the Company intends to continue to invest in research and development in the next 5 years.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from mainland China local government to encourage the expansion of local business; (ii) interest income on bank deposits, interest expense on borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; (iii) foreign exchange gains or losses; and (iv) loss on written off fixed assets.

Our total other expense decreased from $4.78 million for the six months ended December 31, 2023 to $3.85 million for the six months ended December 31, 2024, primarily due to the interest expense decreased. Besides, for the six months ended December 31, 2024, the Company received the government grants such as incentive and technological innovation grants from the PRC local district authorities which caused the increase in other income.

Key Components of Results of Operations for the Years Ended June 30, 2024 and 2023

	For the years ended June 30,		Change
	2024	2023	Amount	%
Net revenues	$633,127,741	$581,229,763	$51,897,978	8.93
Cost of revenues	(471,366,490)	(490,896,017)	19,529,527	(3.98)
Gross profit	161,761,251	90,333,746	71,427,505	79.07
Operating expenses:
Selling expenses	(11,763,388)	(8,823,429)	(2,939,959)	33.32
General and administrative expenses	(11,561,140)	(9,361,301)	(2,199,839)	23.50
Research and development expenses	(27,765,405)	(11,375,955)	(16,389,450)	144.07
Total operating expenses	(51,089,933)	(29,560,685)	(21,529,248)	72.83
Income from operations	110,671,318	60,773,061	49,898,257	82.11
Other income (expenses):
Interest income	1,060,132	2,044,655	(984,523)	(48.15)
Interest expense	(14,908,846)	(6,759,013)	(8,149,833)	120.58
Other income, net	3,850,883	473,895	3,376,988	712.60
Other expense, net	(1,886,341)	(1,147,047)	(739,294)	64.45
Exchange loss	97,236	(300,593)	397,829	(132.35)
Total other expense	(11,786,936)	(5,688,103)	(6,098,833)	107.22
Income before income tax	98,884,382	55,084,958	43,799,424	79.51
Income tax expense	(16,015,045)	(9,383,419)	(6,631,626)	70.67
Net income	$82,869,337	$45,701,539	$37,167,798	81.33

Net Revenues

Our revenue is reported net of all value added taxes (“VAT”). We derived revenue primarily from sales of films goods used in semiconductors, secondary batteries, vehicles, MLCC and other fields.

The following table sets forth the breakdown of our revenues by category for the periods indicated.

	For the years ended June 30,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%
Revenues:
Revenue from sales of film-Semiconductor	$98,944,104	15.63	$37,640,660	6.48	$61,303,444	162.86
Revenue from sales of film-Chemical	51,687,313	8.16	38,981,553	6.71	12,705,760	32.59
Revenue from sales of film-Home product	43,971,418	6.95	63,172,223	10.87	(19,200,805)	(30.39)
Revenue from sales of film-Secondary battery	153,179,056	24.19	110,997,747	19.10	42,181,309	38.00
Revenue from sales of film-Vehicle	144,372,531	22.80	232,237,306	39.95	(87,864,775)	(37.83)
Revenue from sales of film-Display	58,118,580	9.18	96,903,947	16.67	(38,785,367)	(40.02)
Revenue from sales of film-MLCC	68,834,633	10.87	-	-	68,834,633	100
Revenue from sales of film-Nano material	13,296,974	2.10	-	-	13,296,974	100
Others	723,132	0.12	1,296,327	0.22	(573,195)	(44.22)
Total revenues	$633,127,741	100.00	$581,229,763	100.00	$51,897,978	8.93

Compared with net revenue for the year ended June 30, 2023, our net revenue increased by $51.90 million, or 8.93%, for the year ended June 30, 2024, which was primarily attributable to a $61.30 million increase in sales of semiconductor films, a $12.71 million increase in sales of film-Chemical, a $42.18 million increase in sales of secondary battery films, a $68.84 million increase in sales of MLCC films and a $13.30 million increase of film-Nano material, partially offset by a $19.20 million decrease in sales of film-Home product, a $87.86 million decrease in sales of film-Vehicle and a $38.79 million decrease in sales of film-Display.

Revenue from sales of semiconductor films increased by $61.30 million, to $98.94 million for the year ended June 30, 2024 from $37.64 million for the year ended June 30, 2023. The increase in revenue was primarily due to (i) the Company has adjusted the layout of its products and upgraded some of the original low-margin production lines, the increase in average unit sales price from $0.28 per meter for the year ended June 30, 2023 to $0.76 per meter for the year ended June 30, 2024, which resulted in an increase of $62.56 million in revenue, (ii) the sales volume of semiconductor films increased from 130.57 million meters for the year ended June 30, 2023 to 130.77 million meters for the year ended June 30, 2024. The increase in sales volume resulted in an increase of $58 thousand in revenue, and (iii) the increase was partially offset by the increase in the currency exchange rates applied to statements of operations from RMB6.9536 to $1.00 for the year ended June 30, 2023 to RMB7.2248 to $1.00 for the year ended June 30, 2024, which caused a decrease of $3.89 million in revenue.

Revenue from sales of secondary battery films increased by $42.18 million, to $153.18 million for the year ended June 30, 2024 from $111.00 million for the year ended June 30, 2023. The sales volume of secondary battery films increased from 184.74 million meters for the year ended June 30, 2023 to 380.26 million meters for the year ended June 30, 2024. The increase in sales volume resulted in an increase of $78.76 million in revenue. The increase was partially offset by the decrease in the average unit sales price from $0.58 per meter for the year ended June 30, 2023 to $0.40 per meter for the year ended June 30, 2024, which resulted in a decrease of $32.41 million in revenue. In addition, the increase was partially offset by the increase in the currency exchange rates applied to statements of operations from RMB6.9536 to $1.00 for the year ended June 30, 2023 to RMB7.2248 to $1.00 for the year ended June 30, 2024, which caused a decrease of $5.97 million in revenue.

The Company is currently upgrading some of its original low-margin production lines so that these production lines can create greater value. As the gross profit of semiconductor films and secondary battery films is higher, the company intends to continue to concentrate its production capacity in the semiconductor and secondary battery markets in the future. This does not come at the expense of other markets for the company. The company will adjust the products according to the needs of customers and the market.

Revenue from sales of MLCC films and nano material films was $82.13 million for the year ended June 30, 2024. These two types of products are new products that began to be sold in the second half of the year ended June 30, 2024.

Revenue from sales of vehicle films decreased by $87.86 million, to $144.37 million for the year ended June 30, 2024 from $232.24 million for the year ended June 30, 2023. The decrease in revenue was primarily due to the Company adjusting the product structure and reducing the production of low gross profit vehicle films in Huizhi, such as products with an average unit sales price of $0.70 per meter last year, and turned to the production of products accepted by the market and with a higher gross profit, which led to a decline. The sales volume of vehicle films decreased from 234.60 million meters for the year ended June 30, 2023 to 83.65 million meters for the year ended June 30, 2024, which resulted in a decrease of $260.50 million in revenue. In addition, the increase in the currency exchange rates applied to statements of operations from RMB6.9536 to $1.00 for the year ended June 30, 2023 to RMB7.2248 to $1.00 for the year ended June 30, 2024, caused a decrease of $5.63 million in revenue. The decrease in revenue from sales of vehicle films was partially offset by an increase of $181.35 million in revenue primarily due to the increase in average unit sales price from $0.95 per meter for the year ended June 30, 2023 to $1.73 per meter for the year ended June 30, 2024. The decrease in the revenue of vehicle films is the result of the adjustment of the product structure, which is temporary. In the future, the Company intends to continue to promote vehicle films and strive for steady growth on the basis of consolidating the sales share for the year ended June 30, 2024.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, (iii) depreciation expenses of the equipment, and (iv) salaries of production personnel and manufacturing expenses related to production.

Our cost of revenue decreased by $19.53 million, or 3.98% from $490.90 million for the year ended June 30, 2023 to $471.37 million for the year ended June 30, 2024, which was primarily attributable to the improvement of new production line, which improves the company’s production efficiency and reduces the cost of sales and employee skill training in the early stage. Since August 2023, the Company has reduced the procurement cost of raw materials by purchasing particles to produce substrate films and deep-processing instead of outsourcing substrate films.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended June 30, 2024 and 2023, our gross profit was $161.76 million and $90.33 million, respectively, and our gross profit margin was 25.55% and 15.54%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the periods indicated.

	For the years ended June 30,
	2024		2023		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Sales of film - Semiconductor	$27,377,494	27.67	$6,640,046	17.64	$20,737,448	312.31
Sales of film - Chemical	7,921,689	15.33	5,475,207	14.05	2,446,482	44.68
Sales of film - Home product	6,502,165	14.79	9,216,094	14.59	(2,713,929)	(29.45)
Sales of film - Secondary battery	46,150,527	30.13	22,736,609	20.48	23,413,918	102.98
Sales of film - Vehicle	37,375,861	25.89	31,933,239	13.75	5,442,622	17.04
Sales of film - Display	15,915,531	27.38	14,139,098	14.60	1,776,433	12.56
Revenue from sales of film-MLCC	16,984,973	24.68	-	-	16,984,973	100.00
Revenue from sales of film-Nano material	3,421,586	25.73	-	-	3,421,586	100.00
Others	111,425	15.41	193,453	14.92	(82,028)	(42.40)
Total	$161,761,251	25.55	$90,333,746	15.54	$71,427,505	79.07

Compared with gross profit for the year ended June 30, 2023, our gross profit increased by $71.43 million, or 79.07%, for the year ended June 30, 2024, and the gross profit margin increased from 15.54% to 25.55%, mainly due to the decrease in costs of sales as discussed above. In the first half of fiscal 2023, the Company upgraded three workshops of its old factory. Before the transformation, the main production of display and home product films had a gross profit margin of about 14%. After the transformation of the workshop, this facility proceeds the original films as well as secondary battery and semiconductor films with a gross profit margin of about 27%. At the same time, the overall production capacity has increased, and the capacity before the transformation was about 50 million square meters, and the capacity after the transformation can reach 200 million square meters. The increase in production capacity has led to a decrease in average unit cost and an increase in gross profit margin. For low gross profit products, the Company has also stopped or reduced production and turned to new products with higher gross profit margins, such as film-MLCC and film-Nano material.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended June 30, 2024 and 2023.

	For the years ended June 30,
	2024		2023		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	$11,763,388	1.86	$8,823,429	1.52	$2,939,959	33.32
General and administrative expenses	11,561,140	1.83	9,361,301	1.61	2,199,839	23.50
Research and development expenses	27,765,405	4.38	11,375,955	1.96	16,389,450	144.07
Total operating expenses	$51,089,933	8.07	$29,560,685	5.09	$21,529,248	72.83

Selling expenses

Selling expenses mainly include (i) transportation and delivery fees of products, (ii) salaries and commissions of sales and marketing personnel, (iii) marketing expenses, (iv) technical service fees and (v) business entertainment expenses.

Our selling expenses increased by 33.32% from $8.82 million for the year ended June 30, 2023 to $11.76 million for the year ended June 30, 2024, mainly attributable to the increase in transportation expense as a result of the increase in sales.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for administrative personnel, (ii) depreciations and amortizations, (iii) office expenses, (iv) entertainment expenses used for business operation, and (v) others, which primarily include traveling, water and electricity fees, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 23.50% from $9.36 million for the year ended June 30, 2023 to $11.56 million for the year ended June 30, 2024, which was mainly due to the depreciations increased.

Research and development expenses

Our research and development expenses primarily comprise costs of materials used for experiments, employee salary and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses increased by144.07%, from $11.38 million for the year ended June 30, 2023 to $27.77 million for the year ended June 30, 2024, which was primarily attributable to an increase of material consumption, as we still focused on expanding product research and development to produce products. The Company added 16 new product development projects at the request of customers for the year ended June 30, 2024. In addition, the Company has developed new products of film-MLCC and film-Nano material during the year ended June 30, 2024. In order to further update and improve existing products, the Company intends to continue to invest in research and development in the next 5 years.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from mainland China local government to encourage the expansion of local business; (ii) interest income on bank deposits, interest expense on borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; (iii) foreign exchange gains or losses; and (iv) loss on written off fixed assets.

Our total other expense increased from $5.69 million for the year ended June 30, 2023 to $11.79 million for the year ended June 30, 2024, primarily due to the interest expense increased.

Income tax expenses

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Mainland China

Generally, our subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Our affiliates, Tongli and Huizhi, qualified as a HNTE in November 2021 and October 2022 respectively. Therefore, Tongli and Huizhi were eligible to enjoy the preferential tax rate of 15% for the fiscal years 2022 and 2023, to the extent it had taxable income under the EIT Law. The income tax rate of other affiliated companies in the Group is 25%. Our income tax expense decreased from $8.37 million for the six months ended December 31, 2023 to $7.79 million for the six months ended December 31, 2024.

Net income

As a result of the foregoing, our net income decreased by 9.71%, from net income of $44.75 million for the six months ended December 31, 2023 to $40.71 million for the six months ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2024, we had $31.36 million in cash, compared to $77.30 million as of June 30, 2024. Our cash primarily consists of cash in bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operations, debt financing, and financial support from the principal shareholder or external investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of December 31, 2024, we have loans of $352.10 million.

Short-term loans

Short term loans consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Industrial and Commercial Bank of China	$4,794,980	$4,816,160
Citi Bank of China	-	2,752,092
Agricultural Bank of China	-	17,888,595
Total	$4,794,980	$25,456,847

On June 12, 2024, the Company entered into loan agreements with Industrial and Commercial Bank of China with a maturity date of June 10, 2025. As of December 31, 2024, the Company has drawn down $4,794,980 under these agreements, which are subjected to a fixed interest rate of 4.785% per annum. The loans were guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Mr. Zhou Yongnan, Ms. Pang Meixin, Mr. Zhou Chaofeng, and Ms. Zhou Jie and pledged by buildings and land use rights of the Company.

Long-term loans

	As of December 31, 2024	As of June 30, 2024
Construction Bank of China	$48,714,860	$49,501,011
Bank of Nanjing	24,357,428	24,750,505
Agricultural Bank of China	12,178,716	12,375,253
Hua Xia Bank	12,178,716	12,375,253
Bank of Jiangsu	30,446,783	30,938,130
Bank of Suzhou	12,178,716	12,375,253
Bank of China	12,178,716	12,375,253
Bohai Bank	23,870,282	24,255,496
Zhuhai Geyun Industrial Co., LTD	68,499,719	68,802,290
Jinshi Manufacturing Transformation and Upgrading New Materials Fund (Limited Partnership)	68,499,719	68,802,290
Hainan Huakun Venture Capital Partnership (Limited partnership)	13,699,944	13,760,458
Zhu Minghui	9,589,961	9,632,321
Zhang Luwu	6,849,972	6,880,229
Hangzhou Mingcheng Zhihui Phase I Equity Investment Partnership (Limited partnership)	4,064,455	6,880,229
Huahao Shangjia No. 5 (Shenzhen) Investment Partnership (Limited Partnership)	-	2,339,278
Subtotal of long-term loans	347,307,987	356,043,249
Less: current portion	(179,423,738)	(5,504,183)
Long-term loans – non-current portion	$167,884,249	$350,539,066

The Company’s long-term loans are primarily used for working capital purposes and bear interest rate of 3% ~ 4.65% per annum, with a weighted average interest rate of 4.21% per annum.

On June 18, 2021, the Company entered into eight loan agreements with Construction Bank of China, Bank of Nanjing, Agricultural Bank of China, Hua Xia Bank, Bank of Jiangsu, Bank of Suzhou, Bank of China, and Bohai Bank with a maturity date of May 17, 2027. The loans bear a fixed interest rate of 4.65% per annum. The loans were guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Great Rich Technologies Limited, Jiangsu Junhui New Material Group Co., Ltd., Mr. Zhou Yongnan, Ms. Pang Meixin, and Ms. Zhou Dan and pledged by buildings, machines, land use rights of the company and deposit of the third party.

On December 2, 2021, November 2, 2021 and November 4, 2021, December 3, 2021, November 9, 2021, December 1, 2021, December 1, 2021, and December 1, 2021, the Company entered into loan agreements with Zhuhai Geyun Industry Co., Ltd., Jinshi Manufacturing Industry Transformation and Upgrade New Material Fund (Limited Partnership), Hainan Huakun Venture Capital Partnership (Limited Partnership), Zhu Minghui, Zhang Luwu, Hangzhou Mingcheng Zhihui Phase I Equity Investment Partnership (Limited Partnership), and Huahao Shangjia No.5 (Shenzhen) Investment Partnership (Limited Partnership) with a maturity date of November 15, 2025. These loans bear a fixed interest rate of 2% per annum for the first year and 3% per annum for the rest years.

Beside these loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of December 31, 2024 amounted to $35.11 million, compared to $209.41 million as of June 30, 2024.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

For the six months ended December 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended December 31,
	2024	2023
Net cash provided by operating activities	$44,127,082	$30,941,938
Net cash used in investing activities	(55,797,005)	(5,133,575)
Net cash used in financing activities	(27,771,259)	(16,297,229)
Effect of exchange rate changes on cash held in foreign currencies	(6,498,123)	3,147,896
Net increase/(decrease) in cash	(45,939,305)	12,659,030
Cash at beginning of the year	77,298,602	52,580,960
Cash at end of the year	$31,359,297	$65,239,990

Operating activities

For the six months ended December 31, 2024, our net cash provided by operating activities was $44.13 million, which was primarily attributable to (i) depreciation of property, plant and equipment of $26.13 million; (ii) an increase in accounts receivable of $16.35 million, which was mainly due to the sales increased and the addition of many new customers with longer credit periods (90-120 days), compared to 60 days for most of its previous customers. The aging of accounts receivable on December 31, 2024 were almost within 120 days and the balance of accounts receivable is entirely generated by sales from July 2024 to December 2024. The sales increased in the last four months of the year ended December 31, 2024 compared to the last four months of the prior year; (iii) an increase in inventory of $7.27 million, which was mainly because Chinese New Year in January 2025, the Company need to stock up in advance in order to cope with the vocation and work stoppage. The purchases of raw material increased by $17.15 million compared to the first half of the 2024; (iv) a decrease in accounts payable of $8.15 million, which was mainly due to the shortening the payment period to large suppliers; and (v) an increase in accrued expenses and other payables of $9.76 million, which was mainly due to the increase in equipment payable and interest payable.

For the six months ended December 31, 2023, our net cash provided by operating activities was $30.94 million, which was primarily attributable to (i) depreciation of property and equipment of $22.74 million;(ii) an increase in accounts receivable of $19.18 million, which was mainly due to the sales increased a lot; (iii) a decrease in prepaid expenses and other current assets of $8.30 million, which was mainly because the group reduced its purchase of raw materials at the end of the year and the prepayment decreased; (iv) an decrease in accounts payable of $36.53 million, which was mainly due to the shortening of supplier credit periods; and (v) an increase in accrued expenses and other payables of $6.30 million, which was mainly due to the increase in salaries payables as a result of the Group’s year-end awards at the end of the year.

Investing activities

For the six months ended December 31, 2024 and 2023, our net cash used in investing activities was $55.80 million and $5.13 million respectively, which were all attributable to the purchase of property, plant and equipment.

For the six months ended December 31, 2024, our net cash used in investing activities was mainly used by these four subsidiaries: for Tongli, to renovate its existing factory and import equipment; for Huizhi, Zhitong and Qingtian, to establish new factories as well as engineering construction. For the six months ended December 31, 2023, net cash was mainly used for the purchase of machinery equipment.

Financing activities

For the six months ended December 31, 2024, our net cash used in financing activities was $27.77 million, which was attributable to the repayment of short-term loans which amount to $20.85 million and repayment of long-term loans which amount to $7.27 million.

For the six months ended December 31, 2023, our net cash used in financing activities was $16.30 million, which was mainly attributable to the proceeds received from short-term loans which amount to $4.94 million and the proceeds received from long-term loans which amount to $183.59 million, as offset by repayment of long-term loans in the amount of $202.74 million and the increase in subsidiary’s capital which amount to $0.86 million.

For the Years Ended June 30, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2024	2023
Net cash provided by operating activities	$42,209,365	$49,835,546
Net cash used in investing activities	(9,019,359)	(237,872,988)
Net cash provided by (used in) financing activities	43,130,952	(7,183,499)
Effect of exchange rate changes on cash held in foreign currencies	(51,603,316)	(30,277,538)
Net increase/(decrease) in cash	24,717,642	(225,498,479)
Cash at beginning of the year	52,580,960	278,079,439
Cash at end of the year	$77,298,602	$52,580,960

Operating activities

For the year ended June 30, 2024, our net cash provided by operating activities was $42.21 million, which was primarily attributable to (i) depreciation of property, plant and equipment of $48.40 million; (ii) an increase in accounts receivable of $78.21 million, which was mainly due to the sales increased a lot and the addition of many new customers with longer credit periods (90-120 days), compared to 60 days for most of its previous customers. The aging of accounts receivable on June 30, 2024 were all within 120 days and the balance of accounts receivable is entirely generated by sales from March 2024 to June 2024. The sales growth in the last four months of the year ended June 30, 2024 compared to the last four months of the prior year exceeded the growth rate for the whole year, therefore the accounts receivable increased at a greater rate than revenue; (iii) a decrease in prepaid expenses and other current assets of $17.07 million, which was mainly because the input tax has decreased; and (iv) a decrease in accounts payable of $34.66 million, which was mainly due to the shortening the payment period to large suppliers.

For the year ended June 30, 2023, our net cash provided by operating activities was $49.84 million, which was primarily attributable to (i) depreciation of property, plant and equipment of $7.41 million; (ii) an increase in accounts receivable of $51.81 million, which was mainly due to the addition of new customers and expansion of sales; (iii) an increase in prepaid expenses and other current assets of $22.60 million, which was mainly because the input tax has increased due to the increase of purchase; (iv) an increase in accounts payable of $36.47 million, which was mainly due to the increase in procurement; and (v) an increase in accrued expenses and other payables of $30.82 million, which was mainly due to the increase in the accrued of workshop electricity and freight expenses.

Investing activities

For the years ended June 30, 2024 and 2023, our net cash used in investing activities was $9.02 million and $237.87 million, which was attributable to the purchase of property, plant and equipment.

For the year ended June 30, 2024, net cash was mainly used for the purchase of machinery equipment. For the year ended June 30, 2023, our net cash used in investing activities was mainly used by two subsidiaries: Tongli, to renovate its existing factory and import equipment and Huizhi, to establish its factory. We plan to invest at least $100 million on capital expenditure for the years ended June 30, 2025 and the capital expenditure will mainly be used for the new factory of our Zhitong subsidiary and Qingtian for engineering construction and to acquire new land use rights.

Financing activities

For the year ended June 30, 2024, our net cash provided by financing activities was $43.13 million, which was attributable to the proceeds received from short-term loans which amount to $30.45 million and establishment of subsidiary which amount to $69.76 million, as offset by repayment of short-term loans in the amount of $31.88 million and repayment of long-term loans of $21.95 million.

For the year ended June 30, 2023, our net cash used in financing activities was $7.18 million, which was attributable to the payment to related party of $11.49 million and repayment of short-term loans in the amount of $23.66 million and as offset by proceeds received from short-term loans which amount to $27.97 million.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on July 1, 2022 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for credit losses consider factors such as historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific. Our allowance for uncollectible balances as of the fiscal years ended June 30, 2024 and 2023 are disclosed in Note 2 of our accompanying consolidation financial statements.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended June 30, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the goods or services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended June 30, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue from sales of films goods

The Company generates revenue by selling films goods used in semiconductors, chemicals, secondary batteries, vehicles and other fields to customers. The Company enters into contracts with customers as a principal. These contracts contain a single performance obligation with standard quality assurance, that is, to transfer products or accessories to customers in exchange for consideration. The pricing and payment terms stipulated in the contract are fixed. Usually, the Company provides commercial customers with a credit period of 30-120 days.

According to ASC 606, for each performance obligation, an entity shall determine at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time. The Company recognizes revenue at a point in time, when the control of the products has been transferred to the customer. When the customer accepts and receives the product, the transfer of control is considered complete. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the fiscal years ended December 31, 2024 and 2023 are disclosed in Note 2 of the accompanying consolidation financial statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Flag Ship

As of the fiscal year ended December 31, 2024, Flag Ship was not subject to any market or interest rate risk. Following the consummation of the Flag Ship IPO, the net proceeds of the Flag Ship IPO, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in US treasuries. Due to the short-term nature of these investments, Flag Ship believes there will be no associated material exposure to interest rate risk.

Industry and Market Data

The industry and market data relating to Flag Ship’s business included in this proxy statement/prospectus is based on Flag Ship’s internal estimates and research, as well as publications, research, surveys and studies conducted by independent third parties not affiliated to Flag Ship. Industry publications, studies and surveys generally state that they were prepared based on sources believed to be reliable, although there is no guarantee of accuracy. While Flag Ship believes that each of these studies and publications is reliable, Flag Ship has not independently verified the market and industry data provided by third-party sources. In addition, while Flag Ship believes its internal research is reliable, such research has not been verified by any independent source. Flag Ship notes that assumptions underlying industry and market data are subject to risks and uncertainties, including those discussed under “Cautionary Statement regarding Forward-Looking Statements” and “Risk Factors” of this proxy statement/prospectus.

GFT

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the main currencies we operate in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2023, we had cash, cash equivalents and short-term deposits of $65,234,352. Our current investment policy is to invest available cash in bank deposits with major Chinese state-owned banks. During the year ended June 30, 2023, we have not entered into investments for trading or speculative purposes. Accordingly, available longer-term cash and cash equivalents balances are held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced.

Foreign Currency Exchange Risk

Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, our liquid assets are mainly held in RMB. As financial reports included herein are prepared in USD, our earnings and profitability are subject to USD-RMB currency exchange exposure. In the past six months, the highest US Dollar to Chinese Yuan Renminbi rate was on July 10, 2024 when 1 USD was worth 7.2755 CNY, and the lowest US Dollar to Chinese Yuan Renminbi rate was on May 6, 2024 when 1 USD was worth 7.0764 CNY. The average Chinese Yuan Renminbi to US Dollar exchange rate for the last six months was 1 CNY = 0.1386 USD. Further, the historical currency differences may not be indicative of future exposure given the nature of the foreign exchange.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Credit and Liquidity Risk

Our cash, cash equivalents and short-term deposits are on deposit with financial institutions with major Chinese state-owned banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due.

Industry and Market Data

The industry and market data relating to GFT’s business included in this proxy statement/prospectus is based on GFT’s internal estimates and research, as well as publications, research, surveys and studies conducted by independent third parties not affiliated to GFT. Industry publications, studies and surveys generally state that they were prepared based on sources believed to be reliable, although there is no guarantee of accuracy. While GFT believes that each of these studies and publications is reliable, GFT has not independently verified the market and industry data provided by third-party sources. In addition, while GFT believes its internal research is reliable, such research has not been verified by any independent source. GFT notes that assumptions underlying industry and market data are subject to risks and uncertainties, including those discussed under “Cautionary Statement regarding Forward-Looking Statements” and “Risk Factors” of this proxy statement/prospectus.

MANAGEMENT AND COMPENSATION OF GFT

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to GFT and its subsidiaries prior to the Closing.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages, as of July 18, 2025.

Name	Age	Position(s)
Yongnan Zhou	59	Chief Executive Officer of GFT and GRT, and Chairman of Jiangyin Tongli Optoelectronic Technology Co., Ltd; Executive Director of GFT and Chairman of GRT; and Chairman of Jiangsu Tongli Optical New Materials Group Co. Ltd.
Jiangzhe Xiang	44	Chief Operating Officer of GFT, Vice General Manager of Jiangyin Tongli Optoelectronic Technology Co., Ltd; Director of GRT; and Vice Chairman of Jiangsu Tongli Optical Metamaterials Group Co. Ltd
Xiaolin Tang	41	Chief Finance Officer of GFT and Chief Finance Officer of GRT and Chief Finance Officer of Jiangsu Tongli Optical Metamaterials Group Co. Ltd.
Tao Xu	53	Director of GRT; and Vice Chairman of Jiangsu Tongli Optical New Materials Group Co
Aimin Fan	54	Independent Non-Executive Director of GFT
Chih Ren Chiu	51	Independent Non-Executive Director of GFT
Li Feng	47	Independent Non-Executive Director of GFT

Executive Officers

Yongnan Zhou founded GFT and GRT and has served as a Director and the Chief Executive of GFT; he also has served as the Chief Executive Officer and the Chairman of the board of directors of GRT since February 2001. Mr. Zhou serves as the Chairman and the Chief Executive Officer of Jiangyin Tongli Optoelectronic Technology Co., Ltd; Mr. Zhou also serves as the Chairman of Jiangsu Tongli Optical New Materials Group Co. Ltd. Mr. Zhou holds an associate bachelor’s degree in business administration from the Open University of China. We believe Mr. Zhou is qualified to serve on our board of directors because of the perspective and experience he provides as our Chief Executive Officer and founder, as well as his extensive experience as an entrepreneur in the photoelectric industry.

Jiangzhe Xiang is the Chief Operating Officer of GFT and has served as a Director of GRT Board of Directors since September 2011. Mr. Xiang also serves as the Vice Chairman of Jiangsu Tongli Optical New Materials Group Co. Ltd and Vice President-Sales of Jiangyin Tongli Optoelectronic Technology Co., Ltd. Mr. Xiang graduated from Jiangnan University with associate degree. We believe Mr. Xiang is qualified to serve on our board of directors because of the perspective and experience he provides as our Vice Chairman and his rich experience and knowledge in photoelectric industry.

Xiaolin Tang has served as the Chief Financial Officer of GFT and Great Rich Technologies Limited and the Chief Financial Officer of Jiangsu Tongli Optical New Materials Group Co. Ltd since October 29, 2024. Prior to joining us, Mr. Tang served as Financial Director at Chengdu Muwei Technology Co., Ltd. in December 2021. In September 2018, Mr. Tang served as a Project Manager at Shanghai Jinnong Investment Management Co., Ltd. Mr. Tang worked as a Financial Manager at a subsidiary of United Nations Development Group Co., Ltd. starting in July 2016. Mr. Tang received a bachelor’s degree in Statistics in June, 2007 from Central South University.

Tao Xu served as a Director of GRT since March 21, 2015. Mr. Xu graduated from Central Radio and Television University in 2015 with a vocational degree. He worked at Changjing Color Printing Factory in Jiangyin from 1993 to 1995, engaging in sales and technical work. From 1995 to 1999, Mr. Xu served as sales director of wool markets at Changjing Color Printing Factory in Jiangyin. From 1999 to 2013, Mr. Xu worked at Jiangyin Olate Packaging Co., Ltd. as the Deputy General Manager, in charge of sales. From 2014 to 2020, Mr. Xu served as the Deputy General Manager of Jiangyin Tongli Optoelectronic Technology Co., Ltd. Mr. Xu has been serving as the Vice Chairman of Jiangsu Tongli Optical New Materials Group Co., Ltd. since 2021.

Non-Executive Directors

Aimin Fan has served as a Director of GFT since May 26, 2025. Mr. Fan currently serves as the Vice General Manager of Beijing Xinggao Chemical Technology Co., Ltd., where he has been working since November 2016. Mr. Fan has more than 30 years of experience in leading internationally reputable companies in the petrochemical and chemical engineering industries. Mr. Fan graduated with a Master’s degree from Tianjin University.

Li Feng has served as a Director of GFT since August 12, 2025. Ms. Feng is a Certified Public Accountant in China, she currently is a partner at Shanghai Jinrun Certified Public Accountants Co., Ltd, where she has been working since October 2003. She has advised several Chinese companies in connection with their IPOs. Ms. Feng graduated with a bachelor degree from Dalian Light Industry University.

Chih Ren Chiu has served as a Director of GFT since August 12, 20225. Mr. Chiu has 25 years experience in FPC Flexible Circuit Manufacturing and has been serving as the Deputy Head of Business at Shanghai Junchitong New Materials Technology Co., Ltd since 2020. In this position, he drives business expansion and technology development, focusing on researching and developing 5G high-frequency, high-speed multilayer low-loss materials. Mr. Chiu graduated from National Cheng Kung University with a bachelor degree in Chemistry.

We plan that the length of the terms to be served by each of our directors is three years, subject to re-election for additional terms.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

●	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

●	Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

●	Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

●	Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (i) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to South Korea requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Composition of our Board of Directors

GFT currently has a board of directors composed of four (4) directors, consisting of Mr. Yongnan Zhou, Mr. Aimin Fan (Independent Director), Mr. Chih Ren Chiu (Independent Director) and Ms. Li Feng (Independent Director). After the closing of the Merger, GFT will have a board of directors composed of five (5) members, consisting of Mr. Yongnan Zhou, Aimin Fan who currently serves as an independent directors of GFT, Li Feng, who will serve as an independent director, is currently serving as a Founding Partner of Shanghai Jinrun Certified Public Accountants Co., Ltd, Chih Ren Chiu, who will serve as an independent director, is an industrial expert who currently serves as the Deputy Head of Business in Shanghai Junchitong New Material Technology Co., Ltd and Matthew Chen, the Chairman and CEO of Flag Ship. Each director serves and will serve on the board for a term of three years and may serve on the board for consecutive terms, subject to being re-elected by the shareholders at a general meeting. We do not plan to have a classified board following the business combination. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. We expect that our board of directors will determine that none of our directors, other than Mr. Yongnan Zhou, who is the Chief Executive Officer of our company, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director. Each of Mr. Aimin Fan, Ms. Li Feng and Mr. Chih Ren Chiu is expected to be an “independent” director as that term is defined under Nasdaq rules.

However, there are family relationships among our executive officers or directors of our Group Companies. The related persons are summarized as follows:

Core Management Team Members	GFT	GRT	Jiangsu Tongli	Jiangyin Tongli	Huizhi	Jianishi	Zhitong
Yongnan Zhou	Director, CEO, 100% owner of InnoValley Holding Limited, which owns 88% shares in GFT	Chairman, ultimate beneficial owner of 50.8% of the shares in GRT	Chairman, General Manager	Chairman, General Manager			Executive Director, General Manager, Shareholder holding 0.9936% of the shares in GRT
Jiangzhe Xiang	COO of GFT	Director				Supervisor, Shareholder holding 5% of the shares in GRT
Tao Xu		Director	Director	Director
Hsin-Hui Huang		Director
Xiaoling Tang	CFO	CFO	CFO
Lei Zhang			Director	Director	Director
Zhong Wang			Supervisor	Supervisor
Chaofeng Zhou				Shareholder holding 0.20% of the shares in GRT	Director
Dan Zhou					Chairman, General Manager	Executive Director
Xiaoqun Chen					Director
Zhailin Yin					Director
Mengshu Wu					Supervisor
Kejie Xu							Supervisor
Jian Gao						Financial Manager

Other Relationships

Name	Relationship
Pang Meixin	The wife of Mr. Zhou Yongnan
Wang Hou-Hsun	The son-in-law of Mr. Zhou Yongnan, 100% owner of Genesis River Technology Limited, which has 12% ownership in GFT
Zhou Yonggao	The brother of Mr. Zhou Yongnan
Zhou Ting	The daughter of Mr. Zhou Yongnan
Jiangyin Junchi New Material Technology Co., Ltd	Controlled by Mr. Zhou Yonggao
Jiangyin Suda Huicheng Composite Material Co., Ltd	Controlled by Mr. Zhou Yonggao
Jiangsu Gaichi New Material Co., Ltd	Controlled by Mr. Zhou Yonggao
Vision Technology Investment Limited	Controlled by Mr. Zhou Yonggao

In accordance with our articles of association, any director who served as a director at each of the preceding three annual general meetings of shareholders and who was not appointed or re-appointed by the shareholders at a general meeting at, or since, either such meeting shall retire from office at the next annual general meeting of shareholders. Retiring directors are eligible for re-election. See “Description of GFT Securities and Articles of Association—Articles of Association—Directors.”

Committees of our Board of Directors

As of the date of this prospectus, GFT does not have either an audit and risk committee or a compensation committee.

Prior to the completion of the Merger, we will form an audit and risk committee and adopt an audit and risk committee charter that complies with NASDAQ rules.

We recently added Chih Ren Chiu and Li Feng as our independent directors, and we believe Li Feng qualifies as a “financial expert” within the meaning of the rules and regulations of the SEC,. With Ms. Li Feng, Aimin Fan and Chih Ren Chiu on our Board, we think we will satisfy the “independence” requirements set forth in the Rule 10A-3 under the Exchange Act. In other words, the proposed members of the audit and risk committee shall include Ms. Li Feng, Chih Ren Chiu, and Mr. Aimin Fan. After Closing of the Merger transaction, the Board of Director will consist of Mr. Yongnan Zhou, Matthew Chen, Aimin Fan, Li Feng and Chih Ren Chiu, and Mr. Aimin Fan, Li Feng and Chih Ren Chiu will be on the audit and risk committee. We expect to adopt a charter governing the audit and risk committee that complies with the rules of Nasdaq, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Code of Business Conduct and Ethics

In connection with our listing on Nasdaq, we expect to adopt a Code of Business Conduct and Ethics that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Compensation of Executive Officers and Directors

For the year ended June 30, 2024, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $206,934.87.

During the year ended June 30, 2024, our executive officers had amounts paid to provide pension and healthcare benefits.

During the year ended June 30, 2024, no options to purchase ordinary shares were awarded to our current executive officers and directors.

The Executive Officers are eligible to receive a performance-based bonus, the amount of which is between 1-12 months of their base monthly salary. The performance bonus is also subject to the overall profitability of GFT and its subsidiaries in mainland China.

Non-Executive Director Compensation

Our non-executive directors receive a fixed fee and do not receive any pension payments or other benefits, nor do they participate in bonus or incentive schemes. Our non-executive directors receive reimbursement of travel costs and documented expenses for attendance at meetings of our board of directors. All non-executive directors have specific terms of engagement which may be terminated on not less than three months’ notice by either party. The remuneration of our non-executive directors is determined by our board of directors as a whole, based on a review of current practices in other companies.

We do not have a remuneration committee; the Board of Directors determines the compensation package of executive management in accordance with the provisions of our remuneration policy. The base salary is reviewed annually. In setting the base salary for an executive director, the Board of Directors takes into account several factors, including our current position and development, our company’s profitability as a whole and individual contributions made by each executive officer and market salaries for comparable organizations.

The following table sets forth the remuneration paid to our executive officers and directors during the year ended June 30, 2024:

Name	Base Salary	Taxable Benefits(1)	Pension(2)	Total
	($ in thousands)
Executive Officers:
Yongnan Zhou(3)	$25.41	69.21	2.09	96.71
Jiangzhe Xiang(4)	25.87	82.27	2.09	110.23
Non-Executive Directors:
Tao Xu(5)
Aimin Fan(6)

(1)	For Non-Executive Directors, there were no recognized taxable benefits in the year ended June 30, 2024.
(2)	There were no bonus or pension schemes for the Directors during the year ended June 30, 2024.
(3)	Mr. Zhou is the sole director of GFT; Mr. Zhou was appointed as the Chief Executive Officer of the Company and Chairman of the Board of Directors of GRT on December 18, 2012. He also serves as the Chairman of the Board of Directors and General Manager of Jiangsu Tongli and Jiangyin Tongli; he also serves as the Executive Director and the General Manager of Zhitong.
(4)	Mr. Xiang was appointed as the Supervisor of Jiashini on October 25, 2019 and Director of the Board of GRT on March 21, 2015.
(5)	Mr. Tao Xu was appointed as a member of the board of directors of GRT, Jiangsu Tongli and Jiangyin Tongli on March 21, 2015, August 9, 2016, and August 9, 2016, respectively.
(6)	Mr. Aimin Fan was appointed as member of the board of directors of GRT on October 28, 2024.

The following table sets forth the remuneration paid to our executive officers and directors during the year ended June 30, 2025:

Name	Base Salary	Taxable Benefits(1)	Pension(2)	Total
	($ in thousands)
Executive Officers:
Yongnan Zhou(3)	$35.37	69.31	2.41	107.09
Jiangzhe Xiang(4)	35.64	120.28	2.41	158.33
Xiaolin Tang(5)	47.30	-	4.95	52.25
Non-Executive Directors:
Tao Xu(6)
Aimin Fan(7)

(1)	For Non-Executive Directors, there were no recognized taxable benefits in the year ended June 30, 2025.
(2)	There were no bonuses or pension schemes for the Directors during the year ended June 30, 2025.
(3)	Mr. Zhou is the sole director of GFT; Mr. Zhou was appointed as the Chief Executive Officer of the Company and the Chairman of the Board of Directors of GRT on December 18, 2012. He also serves as the Chairman of the Board of Directors and General Manager of Jiangsu Tongli and Jiangyin Tongli, as well as the Executive Director and the General Manager of Zhitong.
(4)	Mr. Xiang was appointed as the Supervisor of Jiashini on October 25, 2019 and the Director of the Board of GRT on March 21, 2015.
(5)	Mr. Xiaolin Tang was appointed as the Chief Financial Officer of Jiangsu Tongli on October 9, 2024.
(6)	Mr. Tao Xu was appointed as a member of the board of directors of GRT, Jiangsu Tongli and Jiangyin Tongli on March 21, 2015, August 9, 2016, and August 9, 2016, respectively.
(7)	Mr. Aimin Fan was appointed as a member of the board of directors of GRT on October 28, 2024.

Further, Dan Zhou, Mr. Yongnan Zhou’s niece, serves as the Chairman and General Manager of Huizhi as well as the Executive Director of Jianishi since October 19th, 2018.

Please note that there is no renumeration paid by GFT to their executive officers and directors during the fiscal year ended June 30, 2025.

Executive Letter Agreements

As a part of the Merger, GFT will not enter into new executive employee agreements. Details of the current agreements are outlined below.

Service Agreements of Mr. Yongnan Zhou

Yongnan Zhou is currently engaged as our Chief Executive Officer of GFT under an employment contract entered into on April 10, 2025. He is entitled to a base salary of RMB600,000 per annum. In addition to the base salary, he is entitled to participate in a bonus scheme, which may be paid on or before the Chinese New Year.

The agreement can only be terminated for cause immediately by us, in the event of default, which includes, but is not limited to circumstances in which, Mr. Zhou is disqualified from acting as a director, convicted of a criminal offence, declared bankrupt, found guilty of fraud or conducting gross misconduct.

Employment Agreement of Jiangzhe Xiang

Jiangzhe Xiang is currently engaged as our COO of GFT and as the Vice President-Sales Jiangyin Tongli Optoelectronic Technology Co., Ltd, he signed the employment contract with Jiangyin Tongli Optoelectronic Technology Co. Ltd on October 29, 2024. He is entitled to a base salary of RMB550,000 per annum. In addition to the base salary, he is entitled to participate in a bonus scheme, which may be paid on or before the Chinese New Year.

The agreement may be terminated immediately by us, in the event of default, which includes, but is not limited to circumstances in which, Mr. Xiang is disqualified from acting as a director, convicted of a criminal offence, declared bankrupt, found guilty of fraud or conducting gross misconduct. In the event of early termination not caused by an event of default, we may exercise our discretion to make a payment in lieu of notice to Mr. Xiang.

Employment Agreement of Xiaolin Tang

Mr. Tang is currently engaged as CFO of GFT under an employment agreement entered into on April 10, 2025. He is entitled to a base salary of RMB480,000 per annum and is entitled to participate in our group personal pension scheme. In addition to the base salary, Mr. Tang is entitled to participate in our bonus scheme.

The agreement may be terminated immediately by us in the event of default, which includes, but is not limited to circumstances in which Mr. Tang is negligent, convicted of any criminal offence, declared bankrupt, found guilty of fraud, or conducted gross misconduct.

Non-executive Director Letters of Appointment

On May 26, 2025, we entered into letters of appointment with our non-executive director, Aimin Fan, which provides such director with cash compensation of nil per annum for service on our board of directors. The appointment of our non-executive directors can be terminated by the director upon delivering his written notice of resignation to us, and such resignation shall be effective upon the time specified therein or, if no time is specified, upon receipt of the notice of resignation by us.

Under the non-exclusive director’s appointment letter, we may also terminate the director for any or no reason by an Ordinary Resolution, as defined in the Company’s memorandum and articles of association, as amended.

Under the non-executive director’s appointment letter, we may also terminate each appointment with immediate effect if the non-executive director becomes of unsound mind, is prohibited by law from acting as a director, or is subject to any other conditions as specified in the Company’s memorandum and articles of association, as amended.

Insurance and Indemnification

To the extent permitted by applicable laws, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MANAGEMENT AND COMPENSATION OF FLAG SHIP

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Flag Ship prior to the Closing.

Directors and Officers

Flag Ship’s directors and executive officers are currently as follows:

Name	Age	Position
Matthew Chen	52	Chairman and Chief Executive Officer
Luhuan Zhong	35	Chief Financial Officer
Shan Cui	51	Director
Pai Liu	38	Director
Wen He	58	Director

Matthew Chen. Mr. Chen, age 52, has served as a director and our Chief Executive Officer and Chairman since February 2021. Mr. Chen has served as the Managing Director of Darong Hechuang (Guangdong) International Investment Corp. since May 2022. Mr. Chen previously served as Chairman and Chief Executive Officer of Flag Ship Acquisition Corporation, which was a SPAC, from June 2018 to October 2020 and subsequently as Chief Financial Officer of Flag Ship Acquisition Corporation from October 2020 to March 2021. From January 2018 to July 2021, Mr. Chen served as Vice President of XiaoMingTaiJi Anime Limited Co., where Mr. Chen is mainly responsible for equity investment, acquisitions and corporate financing. From 2011 to January 2018, Mr. Chen served as the global head of the credit derivative market making platform at JP Morgan’s London branch. From 2008 to 2011, Mr. Chen served as the Asia credit derivative risk analysis manager at JP Morgan’s Hong Kong branch. From 2005 to 2008, Mr. Chen served as Managing Director at Bear Stearns, responsible for the firm’s equity derivative strategic product development. From 2003 to 2005, Mr. Chen served as Vice President at Realty Data Corp. an independent mortgage data provider. From 1998 to 2003, Mr. Chen served as Senior Manager at Imagine Software, a quantitative financial model provider. Mr. Chen holds a BS from Florida State University and MS Degree of Computer Science from New York University. We believe Mr. Chen is qualified to serve as a director because of his extensive financial and operations experience and the extensive network he has established throughout his career, as well as his familiarity with blank check companies.

Luhuan (Lou) Zhong. Mr. Zhong, age 35, has served as our Chief Financial Officer/Principal Accounting Officer since February 2021. He served as a consultant to Venus Acquisition Corporation from February 2021 to December 2022, and Flag Ship Acquisition Corporation from October 2019 to February 2021, and he previously served as a consultant for Greenland Acquisition Corporation from October 2018 to October 2019. From September 2015 to October 2018, Mr. Zhong served as the project manager of Haitong Securities Co. Ltd. From September 2012 to September 2015, Mr. Zhong served as senior auditor in Shanghai office of Deloitte Touche Tohmatsu CPA LLP. Mr. Zhong obtained his bachelor’s degree of finance from Macquarie University in 2010 and his master’s degree in finance from University of Technology, Sydney in 2012.

Shan Cui. Ms. Cui, age 51, joined our board in February 2021. She is serving as the independent director of Venus Acquisition Corporation since February 2021, and Chief Financial Officer of Global Star Acquisition, Inc., a special purpose acquisition company that closed its initial public offering September 2022. Previously, Ms. Cui served as an independent director of WiMi Hologram Cloud Inc. from June 2020 to May 2021, and Addentax Group Corp. from April 2020 to April 2021. Previously, Ms. Cui served as independent director for Greenland Acquisition Corporation from May 2021 to October 2019. She has been the Executive Director of First Capital International Limited since 2010 and provided consulting services for private equity companies and venture capital companies. From February 2011 to February 2013, she served as the Chief Financial Officer of Lizhan Environmental Corporation, a Nasdaq-listed company engaged in the business of green leather material.

Pai Liu. Mr. Pai Liu, age 38, has served as a director since February 2021. He served as a member of the Board of Directors of Flag Ship Acquisition Corporation from December 2019 until the completion of its business combination in March 2021. Mr. Liu has served as chief executive officer of Wuhan Dacheng Equity Investment Fund Management Company since July 2016. From December 2014 to April 2016, Mr. Liu was a senior associate of Deloitte in China. From September 2013 to October 2014, Mr. Liu served as a senior associate of Mazars Group in China. From October 2011 to September 2013, Mr. Liu served as an associate of PricewaterhouseCoopers in its Shanghai office and was involved in the auditing of large and medium-sized foreign enterprises. Mr. Liu earned his master’s degree in accounting & finance from Leeds University in the United Kingdom and received a bachelor’s degree in finance from the South Central University for Nationalities in China. We believe Mr. Liu is qualified to serve as a director because of his extensive management and auditing experience, and his familiarity with blank check companies.

Wen He. Mr. Wen He, age 58, has served as a director since February 2024. Mr. He is an experienced professional who has 26 years of experience in Internet, Internet-of-Things, IT and software industry. Mr. He also has over 10 years of experience in investment and M&A, with a focus on fund raising, investment management, equity and bond financing and Fin-tech (e.g. Internet, Internet-of-Things, Blockchain). Mr. He oversaw and participated in multiple investments, listings and asset restructurings in a number of industries including renewable energy, new material, sustainability, healthcare and high-tech. Mr. He currently serves as an independent director of Alphatime Acquisition Corp., a special purpose acquisition company listed on Nasdaq. Mr. He also serves as the Vice Manager of Dr. Peng Cloud Computing Ltd. and the President of Haijuhuiren Holding Group. Mr. He served as the Operation Director of Xunye Group, one of the earliest Internet companies in China. Mr. He served as the Vice President of Shenzhen Longmai Information Co., Ltd., and President and Technology Director of Naoku Technology Holding Group. In 2001, Mr. He co-founded OP.CN, the predecessor company of Qvod Player, with Xin Wang and served as its Chairman. Mr. He served as the Executive Director of Guangdong Gaohe Financial Leasing Co., Ltd. and the independent director of China Oil Gangran Energy Group Holdings Limited (08132.HK). Mr. He holds an MBA from Columbia Southern University and a bachelor’s degree from Hunan Normal University. Mr. He holds a PMP and ICAA.

Number, Terms of Office and Election of Officers and Directors

Our Board of Directors consists of four (4) members. Each of our directors will hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on our Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our founder shares.

Our officers are elected by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our Amended and Restated Memorandum and Articles of Association as it deems appropriate. Our Amended and Restated Memorandum and Articles of Association provides that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer and such other offices as may be determined by the Board of Directors.

Director Independence

The NASDAQ listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have three “independent directors” as defined in the NASDAQ listing standards and applicable SEC rules. Our board has determined that each of Messrs. Liu and He and Ms. Cui are independent directors under applicable SEC and NASDAQ rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board of Directors has three standing committees: an audit committee, a compensation committee, and a nominating committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. Subject to phase-in rules and a limited exception, NASDAQ rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and NASDAQ rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the Board of Directors. The members of our audit committee are Ms. Cui who serves as Chairperson and Mr. Liu and Mr. He. Each member of the audit committee is financially literate, and our Board of Directors has determined that Ms. Cui qualifies as an “audit committee financial expert” as defined in applicable SEC rules. We have adopted an audit committee charter, which will detail the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Board of Directors. The members of our Compensation Committee are Ms. Cui, and Mr. Liu and Mr. He. Mr. He serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NASDAQ and the SEC.

Nominating Committee

We have established a nominating committee. The committee is comprised of Ms. Cui, Mr. Liu and Mr. He. Mr. Liu serves as Chairman of the committee. In accordance with Rule 5605 of the NASDAQ rules, all such directors are independent. We have adopted a nominating committee charter which details the principal functions of the nominating committee, including:

●	recruiting, reviewing and nominating candidates for election to the Board or to fill vacancies on the Board;

●	developing the criteria and qualifications for membership on the Board;

●	reviewing candidates proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates; and

●	monitoring and making recommendations regarding committee functions, contributions, and composition.

The guidelines for selecting nominees, which is specified in our nominating committee charter, generally provides that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education, or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Officer and Director Compensation

None of our officers or directors have received any cash or non-cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NASDAQ through the earlier of consummation of our initial business combination and our liquidation, we will pay an affiliate of our sponsor a total of $10,000 per month for office space, administrative and support services. Our sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We filed copies of our Code of Ethics and our audit committee, compensation committee and nominating committee charters as exhibits to the registration statement of which this prospectus forms a part prior to its effectiveness. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise authority for the purpose for which it is conferred and a duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our directors and officers presently has, and in the future any of our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under Cayman Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our Amended and Restated Memorandum and Articles of Association provides that, subject to his or her fiduciary duties under Cayman Islands law, we renounce our interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. We do not believe, however, that any fiduciary duties or contractual obligations of our directors or officers would materially undermine our ability to complete our business combination.

Potential investors should also be aware of the following other potential conflicts of interest:

●	None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

●	In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	Our sponsor, officers and directors have agreed to waive their redemption rights with respect to our founder shares, private placement shares and public shares in connection with the consummation of our initial business combination. Additionally, our sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares and private placement shares if we fail to consummate our initial business combination before the Deadline Date. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units held in the trust account will be used to fund the redemption of our public shares, and the private placement units and underlying securities will be worthless. With certain limited exceptions, 50% of the founder shares will not be transferable, assignable or salable by our sponsor until the earlier of (i) six months after the date of the consummation of our initial business combination or (ii) the date on which the closing price of our ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share surrenders, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement units and underlying securities will not be transferable, assignable or salable by our sponsor until 30 days after the completion of our initial business combination. Since our sponsor and officers and directors may directly or indirectly own ordinary shares and rights, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●	Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

The conflicts described above may not be resolved in our favor.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity	Entity’s Business	Affiliation
Matthew Chen	Darong Hechuang (Guangdong) Investment Corp.	Investment	Managing Director

Luhuan Zhong	N/A	N/A	N/A

Shan Cui	Capital First International	Financial Service	CEO

Pai Liu	Wuhan Dacheng Equity Investment Fund Management Company	Private Equity	CEO

Wen He	Alphatime Acquisition Corp. Dr. Peng Cloud Computing Ltd. Haijuhuiren Holding Group	Special Purpose Acquisition Company Internet technology Investment	Independent Director Vice Manager President

(1)	Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities.

Accordingly, if any of the above officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination, because the specific focuses of a majority of these entities differ from our focus and the type or size of the transaction that such companies would most likely consider are of a size and nature substantially different than what we are targeting.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, our sponsor, officers and directors have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any founder shares and private placement shares held by them (and their permitted transferees will agree) and any public shares purchased during or after the IPO in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or Board of Directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and ten percent shareholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to us, or written representations that no Forms 5 were required, we believe that, during the fiscal year ended December 31, 2024, all Section 16(a) filing requirements applicable to our officers and directors were complied with.

DIRECTORS AND OFFICERS OF THE COMBINED COMPANY AFTER THE MERGER

Upon the consummation of the Merger, the business and affairs of GFT will be managed by or under the direction of the new Board of GFT (“New GFT Board”). The New GFT Board will initially consist of five members, which will include Mr. Yongnan Zhou, Aimin Fan, who currently serve as an independent director of GFT, Li Feng, who will serve as an independent director and is qualified as a “financial expert” defined in SEC rules, Chih Ren Chiu, who will serve as an independent director, and Matthew Chen, the Chairman and CEO of Flag Ship, unless reelected during the annual general meeting, each of which shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting of GFT or upon any specified event or after any specified period in a written agreement between of GFT and the director, if any. All the existing executive officers GFT will continue to serve GFT in their current capacity as disclosed above in Management and Compensation of GFT starting page 325.

Change in Registrant’s Certifying Accountant.

On July 16, 2024, the Audit Committee of the Board of Directors of Flag Ship approved the engagement of MaloneBailey, LLP (“MaloneBailey”) as Flag Ship’s new independent registered public accounting firm for the year ending December 31, 2024, effective on July 16, 2024. In connection with the selection of MaloneBailey, the audit committee dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as Flag Ship’s independent registered public accounting firm on July 16, 2024.

During the years ended December 31, 2023 and 2022, and the subsequent period through July 16, 2024, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreement in their reports. During the fiscal years ending December 31, 2023 and December 31, 2022 and the subsequent period through the date of dismissal, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except the following. MaloneBailey, LLP communicated with Flag Ship’s management and concurred, that the following material weaknesses in internal control over financial reporting existed (which have been disclosed in our Registration Statement):

1.	Inadequate segregation of duties within account processes due to limited personnel.

2.	Insufficient written policies and procedures for accounting, IT and financial reporting and record keeping, resulting in prior year restatement.

The report of Marcum Asia on Flag Ship’s balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholder’s deficit and cash flows for the year ended December 31, 2023 and December 31, 2022, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph which noted that there was substantial doubt as to the Company’s ability to continue as a going concern because of Flag Ship’s liquidity condition, and an explanatory paragraph about restatement of previously issued financial statements.

Flag Ship provided Marcum Asia with a copy of this disclosure and requested that Marcum Asia provide it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Marcum Asia’s letter is furnished as Exhibit 16.1 to Flag Ship’s Form 8-K filed on September 5, 2024.

During the years ended December 31, 2023 and 2022, and the subsequent period through July 16, 2024, neither Flag Ship nor anyone on its behalf has consulted MaloneBailey with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Flag Ship’s consolidated financial statements or the effectiveness of internal control over financial reporting, where either a written report or oral advice was provided to Flag Ship that MaloneBailey concluded was an important factor considered by Flag Ship in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

BENEFICIAL OWNERSHIP OF SECURITIES AND CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to GFT and its subsidiaries prior to the Closing.

Flag Ship

The following table sets forth certain information regarding the beneficial ownership of Flag Ship Shares as of [●], 2025 by:

●	each person known by Flag Ship to be the beneficial owner of more than 5% of outstanding Flag Ship Shares;

●	each of Flag Ship’s current officers and directors; and

●	all current officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, rights and convertible securities that are currently exercisable or exercisable within 60 days. The Flag Ship Ordinary Shares issuable upon conversion of the Flag Ship Rights are included in a holder’s beneficial ownership of GFT Class A Ordinary Shares post-Merger. For each individual, this percentage includes Flag Ship Shares of which such individual has the right to acquire beneficial ownership currently as of [●], 2025, however, such Flag Ship Shares will not be deemed outstanding for the purpose of computing the percentage owned by any other individual.

The beneficial ownership of Flag Ship Ordinary Shares pre-Merger is based on 5,025,517 Flag Ship Ordinary Shares issued and outstanding as of the Record Date (including 3,062,517 Flag Ship Public Share, which includes those shares held as a constituent part of Flag Ship Units).

The expected beneficial ownership following the Merger assumes two scenarios:

●	assuming no redemptions: this presentation assumes that no Flag Ship public shareholders exercise the right to have their public shares converted into pro rata share of the trust account; and

●	assuming maximum redemptions: this presentation assumes that all public shareholders exercise redemption rights with respect to their public shares.

The above does not take into account any GFT Class A Ordinary Shares that may be issued in other financing transaction that may occur contemporaneously with the closing of the Merger. Based on the foregoing assumptions, Flag Ship and GFT estimate that there would be [●] GFT Class A Ordinary Shares issued and outstanding immediately following the consummation of the Merger in the “no redemption” scenario, and [●] GFT Class A Ordinary Shares issued and outstanding immediately following the consummation of the Merger in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in GFT and the columns under Post-Merger in the table that follows will be different.

				Post-Business Combination
	Prior to the Transactions			Assuming No Redemption			Assuming Maximum Redemption
Name and Address of Beneficial Owners	Number of Shares (#)	Pct. (%)		Number of Shares (#)	Pct. (%)		Number of Shares (#)	Pct. (%)
Executive Officers and Directors of Flag Ship(1):
Matthew Chen(2)(3)	1,963,000	[●]	%	1,986,800	[●]	%	1,986,800	[●]	%
Luhuan Zhong(4)	-	-		-	-		-	-
Pai Liu(4)	-	-		-	-		-	-
Wen He(4)	-	-		-	-		-	-
Shan Cui(4)	-	-		-	-		-	-
All Directors and Executive Officers as a group (5 Individuals)	1,963,000	[●]	%	1,986,800	[●]	%	1,986,800	[●]	%

Greater than 5% Holders:
Whale Management Corporation(2)(3)	1,963,000	[●]	%	1,986,800	[●]	%	1,986,800	[●]	%
Karpus Investment Management(5)	902,150	[●]	%			%			%
Cowen and Company, LLC(6)	543,055	[●]	%			%			%
Mizuho Financial Group, Inc.(7)	657,500	[●]	%			%			%
First Trust Capital Management L.P.(8)	642,263	[●]	%			%			%
TD Securities (USA) LLC(9)	577,270	[●]	%			%			%
Wolverine Asset Management(10)	464,603	[●]	%			%			%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Flag Ship Acquisition Corporation, 26 Broadway, Suite 934, New York, NY, 10014.
(2)	Interests shown consist of Flag Ship Founder Shares and Flag Ship Shares underlying the private placement units.
(3)	Represents shares held by our sponsor. Whale Management Corporation is the record holder of such Flag Ship Shares. Each of our officers and directors is a shareholder of our sponsor; however, only our Chairman has voting securities in our sponsor and is the sole director of our sponsor and has the power to vote or dispose of the securities. The address for our sponsor is Room 156, 4F, Gate B, Shimao Tower, 92A Jianguo Lu, Chaoyang District, Beijing, China.
(4)	Such individual does not beneficially own any of our ordinary shares. However, such individual has a pecuniary interest in our ordinary shares through his ownership of shares of our sponsor.
(5)	Information based on Schedule 13G filed by the named shareholder on November 7, 2024. The holder’s address is 183 Sully’s Trail, Pittsford, New York 14534.
(6)	Information based on Schedule 13G filed by the named shareholder on November 12, 2024. The holder’s address is 260 Madison Avenue, 8th Floor, New York, New York 10016.
(7)	Information based on Schedule 13G/A filed by the named shareholder on February 13, 2025. The holder’s address is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.
(8)	Based on a Schedule 13G filed on November 15, 2024, by First Trust Merger Arbitrage Fund (“VARBX”), a series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940; First Trust Capital Management L.P. (“FTCM”), an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Services Trust II, an investment company registered under the Investment Company Act of 1940, specifically First Trust Multi-Strategy Fund and VARBX, (ii) First Trust Alternative Opportunities Fund, an investment company registered under the Investment Company Act of 1940 and (iii) Highland Capital Management Institutional Fund II, LLC, a Delaware limited liability company (collectively, the “Client Accounts”); First Trust Capital Solutions L.P. (“FTCS”), a Delaware limited partnership and control person of FTCM, and FTCS Sub GP LLC (“Sub GP”), a Delaware limited liability company and control person of FTCM. The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.
(9)	Based on information contained in a Schedule 13G filed on February 14, 2025. The address or principal business office is One Vanderbilt Avenue, New York, 10017.
(10)	Based on information contained in a Schedule 13G filed on January 31, 2025. The address or principal business office is 175 West Jackson Boulevard, Suite 340 Chicago, IL 60604.

GFT

The following table sets forth certain information regarding the beneficial ownership of GFT’s ordinary shares as of _________, 2025 by:

●	each person known by GFT to be the beneficial owner of more than 5% of GFT’s outstanding ordinary shares;

●	each of GFT’s current officers and directors; and

●	all current officers and directors as a group.

The percentage of beneficial ownership in the table below is based upon a total of 40,000,000 ordinary shares. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, rights and convertible notes that are currently exercisable or exercisable within 60 days. The GFT Class A Ordinary Shares issuable upon conversion of the Flag Ship Rights are included in a holder’s beneficial ownership of GFT Class A Ordinary Shares post-Merger, as they will convert into Flag Ship Ordinary Shares upon consummation of the Business Combination.

			Post-Business Combination
	Prior to the Transactions		Assuming No Redemption			Assuming Maximum Redemption
Name and Address of Beneficial Owners	Number of Shares (#)	Pct. (%)	Number of Shares (#)	Pct. (%)		Number of Shares (#)	Pct. (%)
Executive Officers and Directors of GFT:
Yongnan Zhou	35,200,000	88%	35,200,000	[●]	%	35,200,000	[●]	%
Chiu Chih Ren	-	-	-	-		-	-
Li Feng(Financial Expert)	-	-	N/A	N/A		N/A	N/A
Aimin Fan	-	-	-	-		-	-
Matthew Chen(2)	-	-	1,986,800	[●]	%	1,986,800	[●]	%
All Directors and Executive Officers as a group (5 Individuals)(1)	35,200,000	88%	37,186,800	[●]	%	37,186,800	[●]	%

Executives removed from board after the merger
Jiangzhe Xiang	-	-	-	-		-	-
Xiaolin Tang	-	-	-	-		-	-

Greater than 5% Holders:
Hou-Hsun Wang	4,800,000	12%	4,800,000	[●]	%	4,800,000	[●]	%
Foon Chan	-	-	2,800,000	[●]	%	2,800,000	[●]	%

(1)	After the merger, Matthew Chen, the Chairman and CEO of Flag Ship and the existing executive officers GFT, except Tao Xu, will continue serve GFT in their current capacity.
(2)	Shares shown are held by Flag Ship’s Sponsor, Whale Management Corporation. Each of Flag Ship’s current officers and directors is a shareholder of our sponsor; however, only Mr. Chen has voting securities in the Sponsor, is the sole director of the Sponsor and has the power to vote or dispose of the securities. The address of Mr. Chen is c/o Flag Ship Acquisition Corporation, 26 Broadway, Suite 934, New York, NY, 10014.

The following table sets forth information regarding the expected beneficial ownership of GFT Class A Ordinary Shares as of immediately after the Merger, by:

●	each expected executive officer and director of GFT post-Merger; and

●	all the expected executive officers and directors of GFT post-Merger, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, rights and convertible notes that are currently exercisable or exercisable within 60 days. The GFT Class A Ordinary Shares issuable upon conversion of the Flag Ship Rights are included in a holder’s beneficial ownership of GFT Class A Ordinary Shares post-Merger, as they will convert into Flag Ship Ordinary Shares upon consummation of the Business Combination.

The expected beneficial ownership of GFT Class A Ordinary Shares assumes two scenarios:

●	assuming no redemptions: this presentation assumes that no Flag Ship public shareholders exercise their right to have their public shares converted into pro rata share of the trust account; and

●	assuming maximum redemptions: this presentation assumes that all public shareholders exercise redemption rights with respect to their public shares.

Based on the foregoing assumptions, it is estimated that there would be [●] GFT Ordinary Shares issued and outstanding immediately following the consummation of the Merger in the “no redemption” scenario, and [●] GFT Ordinary Shares issued and outstanding immediately following the consummation of the Merger in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in GFT and the columns under Post-Merger in the table that follows will be different.

Unless otherwise indicated and subject to applicable community property and similar laws, Flag Ship and GFT believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Post-Business Combination
	Assuming No Redemption	Assuming Maximum Redemption
Name and Address of Beneficial Owners(1)	Number of Shares (#)	Number of Shares (#)
Executive Officers and Directors of GFT:
Yongnan Zhou	5,200,000	5,200,000
Feng Li(Financial Expert)	N/A	N/A
Chiu Chih Ren	N/A	N/A
Aimin Fan	N/A	N/A
Matthew Chen(2)	1,986,800	1,986,800

Executives removed from board after the merger:
Jianghzhe Xiang	N/A	N/A
Xiaolin Tang	N/A	N/A
All Directors and Executive Officers as a group (Individuals)	7,186,800	7,186,800

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals under the caption “Executive Officers and Directors of GFT” is c/o [●].
(2)	Whale Management Corporation is the record holder of the shares reported herein. Matthew Chen is the sole director of Whale Management Corporation and may be deemed to be the beneficial owner of such shares. The address of Mr. Chen is c/o Flag Ship Acquisition Corporation, 26 Broadway, Suite 934, New York, NY, 10014.

Related Party Transactions

Flag Ship

Employment Agreements

Flag Ship has not entered into any employment agreements with its executive officers and has not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

After the completion of the Merger, members of Flag Ship’s management team who remain with the Combined Company, may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to Flag Ship Shareholders, to the extent then known, in the proxy solicitation materials furnished to Flag Ship’s Shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to Flag Ship’s officers will be determined, or recommenced, to the Flag Ship’s Board for determination, either by a committee constituted solely by independent directors or by a majority of the independent directors on the Flag Ship’s Board.

Flag Ship does not intend to take any action to ensure that members of its management team maintain their positions with the Combined Company after the consummation of the Merger, although it is possible that some or all of its officers and directors may negotiate employment or consulting arrangements to remain with the Combined Company after the Merger. The existence or terms of any such employment or consulting arrangements to retain their positions with the Combined Company may influence the management’s motivation in identifying or selecting a target business but Flag Ship does not believe that the ability of the management to remain with the Combined Company after the consummation of the Merger will be a determining factor in its decision to proceed with GFT. Flag Ship is not a party to any agreements with its officers and directors that provide for benefits upon termination of employment.

Founder Shares

On February 20, 2021, Flag Ship issued an aggregate of 1,150,000 Flag Ship Founder Shares to the SPAC Sponsor for an aggregate purchase price of $25,000. On September 23, 2021, Flag Ship purchased back all the 1,150,000 founder shares for $25,000 and reissued 2,875,000 shares to SPAC Sponsor for $25,000. On November 29, 2022, SPAC Sponsor surrendered 1,150,000 shares for no consideration, resulting in the SPAC Sponsor owning 1,725,000 Flag Ship Founder Shares, or 22.15% of Flag Ship’s issued and outstanding ordinary shares after the IPO (excluding the private units and underlying securities). The underwriters’ elected to exercise their overallotment option in full and, as a result, none of the Flag Ship Founder Shares were forfeited, resulting in 1,725,000 Flag Ship Founder Shares outstanding as of June 20, 2024, the closing date of Flag Ship’s IPO. In addition, in connection with Flag Ship’s IPO, including the underwriter’s election to exercise the overallotment option, the SPAC Sponsor purchased 238,000 Private Placement Units. Each Private Placement Unit is comprised of one Flag Ship Ordinary Share and one Flag Ship Right. Accordingly, at the closing of the IPO, the SPAC Sponsor held a total of 1,963,000 Flag Ship Ordinary Shares.

The Flag Ship Initial Insiders have agreed not to transfer, assign or sell 50% of the Flag Ship Founder Shares (except to certain permitted transferees) until the earlier of (i) six (6) month after the date of the consummation of a business combination, or (ii) the date on which the closing price of Flag Ship Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a business combination, or earlier if, subsequent to a business combination, Flag Ship consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Flag Ship Shareholders having the right to exchange their Flag Ship Shares for cash, securities or other property.

Administrative Services Arrangement

An affiliate of a member of the SPAC Sponsor entered into an agreement commencing from the first date that any securities of the SPAC registered on the Company’s registration statement for its IPO are listed on the Nasdaq Global Market (June 20, 2024) through the earlier of Flag Ship’s consummation of a business combination and its liquidation, to make available to Flag Ship certain general and administrative services, including office space, utilities and administrative services, as Flag Ship may require from time to time. Flag Ship has agreed to pay such entity $10,000 per month for these services. Each of our officers and directors is a shareholder of Whale Management Corporation. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 21 or 24 months, an affiliate of our sponsor will be paid a total of $210,000 or $240,000 ($10,000 per month) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses.

On January 28, 2021, Flag Ship issued an unsecured promissory note to the Sponsor, pursuant to which it may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the IPO. On February 4, 2022, the Company and the Sponsor mutually agreed to extend the repayment date on the earlier of (i) December 31, 2022 or (ii) the consummation of the IPO. On December 2, 2022, the Company and the Sponsor mutually agreed to increase the principal amount up to $500,000 and extend the repayment date on the earlier of (i) December 31, 2023 or (ii) the consummation of the IPO. On December 29, 2023, the Company and the Sponsor mutually agreed to extend the repayment date on the earlier of (i) December 31, 2024 or (ii) the consummation of the IPO. This promissory note was repaid upon the closing of the IPO.

On August 30, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2025 or (ii) the consummation of the initial business combination. As of June 30, 2025 and December 31, 2024 and December 31, 2023, the principal amount due and owing under the Promissory Notes was $930,351, $677,851 and $433,554, respectively. By its terms, the Promissory Note is not convertible into Ordinary Shares of Flag Ship. On August 21,2025, Flag Ship and the Sponsor agreed to amend and restate the Promissory Note to increase the maximum principal amount from $1,000,000 to $1,200,000.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units. As of June 30, 2025, December 31, 2024 and 2023, the Company had no borrowings under the working capital loans.

GFT

Agreements with Our Executive Officers and Directors

As the sole director in GFT, Mr. Yongnan Zhou is also the Chairman and CEO of GRT and the Chairman and General Manager of Jiangsu Tongli and Jiangyin Tongli; he also serves as the Executive Director and General Manager of Zhitong.

Related party transactions and balances

1) Nature of relationships with related parties

Name	Relationship with the Company
Zhou Yongnan	Director and CEO of GFT; Chairman and CEO of GRT, Chairman and General Manager of Jiangsu Tongli and Jiangyin Tongli, Executive Director and General Manager of Zhitong
Pang Meixin	The wife of Mr. Zhou Yongnan
Zhou Yonggao	Mr. Yongnan Zhou’s brother
Zhou Dan	The daughter of Mr. Yonggao Zhou, the brother of Mr. Yongnan Zhou. Ms. Dan Zhou serves as the Chairman and General Manager of Huizhi; she also serves as the Executive Director of Jianishi
Zhou Ting	Mr. Yongnan Zhou’s daughter
Wang Hou-Hsun	Mr. Yongnan Zhou’s son-in-law, the 100% owner of Genesis River Technology Limited, which owns 12% of GFT
Jiangyin Junchi New Material Technology Co.,Ltd	Controlled by Mr. Yonggao Zhou, Mr. Yongnan Zhou’s brother
Jiangyin Suda Huicheng Composite Material Co., Ltd	Controlled by Mr. Yonggao Zhou, Mr. Yongnan Zhou’s brother
Jiangsu Gaochi New material Co.,Ltd	Controlled by Mr. Yonggao Zhou, Mr. Yongnan Zhou’s brother
Vision Technology Investment Limited	Controlled by Mr. Yonggao Zhou, Mr. Yongnan Zhou’s brother

2) Balances with related parties

-	Due from related parties

	As of June 30, 2024	As of June 30, 2023
Jiangyin Junchi New Material Technology Co.,Ltd	$-	$459,915
Total	$-	$459,915

-	Due to related parties

	As of June 30, 2024	As of June 30, 2023
Zhou Yongnan	$615,285	$533,795
Vision Technology Investment Limited	4,064,857	3,552,309
Jiangyin Junchi New Material Technology Co., Ltd.	721,895	1,528,519
Zhou Ting	12,842	20,168
Total	$5,414,879	$5,634,791

We have entered into the employment/ service contracts with our executive officers and appointment letters with our non-executive directors. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Related Party Transactions Policy

In connection with our listing on Nasdaq, we will adopt a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit and risk committee or another independent body of our board of directors.

DESCRIPTION OF GFT SECURITIES AND ARTICLES OF ASSOCIATION

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to GFT and its subsidiaries prior to the Closing.

Introduction

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association, or the Articles, and relevant provisions of the Cayman Companies Act (as revised). The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to the Articles, which are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Further, please note that holders of our Ordinary Shares will not be treated as one of our shareholders and will not have any shareholder rights.

General Description of GFT Shares

The authorised share capital of GFT is US$50,000.00 divided into 430,000,000 Class A Ordinary Shares of par value US$0.0001 each and 70,000,000 Class B Ordinary Shares of par value US$0.0001 each. In connection with the merger contemplated by the Merger Agreement entered on April 18, 2025, GFT will issue Class A Ordinary Shares with par value of US$0.0001 each.

The following information is a summary of GFT Shares:

●	GFT Shares carry the right to receive dividends and distributions paid by GFT, if any.

●	The holders of GFT Shares have the right to receive notice of, and to attend and vote at, all our general meetings.

●

Each fully paid Class B Ordinary Share is convertible (the “Conversion”) into one (1) Class A Ordinary Share at any time at the option of the Class B Ordinary Shareholder holding such Class B Ordinary Share (the “Conversion Shareholder”). The right to convert shall be exercisable by the Class B Ordinary Shareholder delivering a written notice to GFT (“Conversion Notice”) that such Class B Ordinary Shareholder elects to convert all or a specified number of Class B Ordinary Shares held by such Class B Ordinary Shareholder into Class A Ordinary Shares. The Class A Ordinary Shares resulting from the Conversion shall in all respects rank pari passu with the existing issued Class A Ordinary Shares. Class A Ordinary Shares shall not be convertible into Class B Ordinary Shares in any circumstances.

Subject to the Act, on a show of hands, every Class A Ordinary Shareholder present in person or by proxy and entitled to vote shall have one (1) vote, and every Class B Ordinary Shareholder present in person or by proxy and entitled to vote shall have ten (10) votes. On a poll, every Class A Ordinary Shareholder present in person or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he/she/it is the registered holder, and every Class B Ordinary Shareholder present in person or by proxy and entitled to vote shall have ten (10) votes for each Class B Ordinary Share of which he/she/it is the registered holder.

●	GFT may purchase or contract to purchase any of our ordinary shares, subject to The Companies Act (as Revised) and our articles of association.

If we are wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realize our assets and to distribute them to our creditors and, if there is a surplus, to GFT shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Register of Members

We are required by the Cayman Islands law to keep a register of members and GRT has established and maintained at its registered office the register of beneficial ownership. Our register of members and register of beneficial ownership are currently maintained in the Cayman Islands.

For discussion on our Ordinary Shares see “Description of GFT Ordinary Shares” in this proxy statement/prospectus.

Under the Companies Act and our Articles of Association, we must register any allotment of shares or update any transfer of shares in our Company in our register of members as soon as practicable.

Articles of Association of GFT

The following information is a summary of the material terms of the GFT Shares as specified in our articles of association as presently in effect. The following summary does not purport to be complete and is qualified in its entirety by reference to our articles of association.

Share rights

The directors of GFT may (subject to the provisions of the Articles of Association of GFT and the Cayman Companies Act), without prejudice to any rights attached to any existing shares, offer, issue, allot, grant options over or otherwise dispose of the shares with or without preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividends or other forms of distribution, voting, return of capital or otherwise, and to such persons and on such terms and conditions and for such consideration, and at such times as they think fit, provided no share shall be issued at a discount (except in accordance with the provisions of the Cayman Companies Act). Any share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of GFT or the holder is liable, to be redeemed.

Voting rights

Subject to the Companies Act, on a show of hands, every shareholder of GFT holding Class A Ordinary Share(s) (each a “Class A Ordinary Shareholder”) present in person or by proxy and entitled to vote shall have one (1) vote, and every shareholder of GFT holding Class B Ordinary Share(s) (each a “Class B Ordinary Shareholder”) present in person or by proxy and entitled to vote shall have ten (10) vote. On a poll, every Class A Ordinary Shareholder present in person or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he/she/it is the registered holder, and every Class B Ordinary Shareholder present in person or by proxy and entitled to vote shall have ten (10) votes for each Class B Ordinary Share of which he/she/it is the registered holder.

Subject to the Articles of Association of GFT, each shareholder entitled to attend and vote at a general meeting may attend and vote at the general meeting:

●	in person, or where a shareholder is a company or non-natural person, by a duly authorised corporate representative; or

●	by one or more proxies.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. Subject to the provisions of the Companies Act, as described in “Comparison of Rights of Flag Ship Shareholders and GFT Shareholders — Voting Rights” in this proxy statement/prospectus, a poll may be demanded by:

●	the chairman of the meeting; or

●	at least three members present in person having the right to vote on the resolution; or

●	a member or members present in person representing in aggregate not less than 10% of the total voting rights of all the members having the right to vote at the meeting; or

●	a member or members present in person or by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

Restrictions on Voting

No shareholder shall be entitled to vote, either in person or by proxy, at any general meeting or at any separate class meeting in respect of any share held by such shareholder unless all calls or other sums payable by such shareholder in respect of that share have been paid.

Our board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to us serving on such shareholder at least 14 days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on such holder’s shares.

Variation of Rights

The rights attached to any class of shares may be varied or abrogated, in accordance with the provisions of the Cayman Companies Act and GFT’s Memorandum and Articles of Association, by either the consent in writing of the holders of not less than two-thirds of shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a resolution passed by shareholders of GFT of not less than two thirds of the issued shares of that class as may be present at a general meeting in person or by proxy) passed at a separate meeting of the holders of those shares of that class. At every such separate general meeting (except an adjourned meeting) the quorum must be one or more persons holding or representing by proxy not less than one third of all issued shares of the relevant class and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

The rights conferred upon the holders of any shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking equally with them.

Share transfers

Prior to the effective of this registration statement, the instrument of transfer of any our share shall be executed by or on behalf of the transferor (and, if the directors so determine, the transferee). The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of such share. All instruments of transfer, once registered, may be retained by GFT. After our shares are listed at NASDAQ, our transfer of shares is premised on the share transactions on the Stock Exchange(s), the transfer between accounts is electronically registered shall be the only effective method for the transfer of shares recognized by the relevant laws applicable, and such transfer between accounts being electronically registered after making an application to electronically register the transfer between accounts may be made by way of transfer of shares between the securities accounts of the transferor and the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register in respect thereof.

Dividends

Subject to it having sufficient distributable reserves, the directors may from time to time declare dividends not exceeding the amount to be paid to the members according to their rights and interests, including such interim dividends as appear to the directors to be justified by the position of GFT. The directors may also pay any fixed cash dividend which is payable on any shares of GFT half yearly or on such other dates, whenever the position of GFT, in the opinion of the directors, justifies such payment.

All unclaimed dividends may be made use of by our board of directors for our benefit until claimed.

Any dividend unclaimed for a period of 6 years from the date when it was declared or became due for payment shall revert to GFT.

Our board of directors by way of scrip dividend instead of cash in respect of any dividend.

Shareholder meetings

As an exempted company in the Cayman Islands, GFT is not required under the Cayman Companies Act to hold an annual general meeting.

The directors of GFT may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient directors capable of acting to form a quorum, any director, or any one or more shareholders holding in the aggregate not less than one third of the total number of issued shares of GFT (which include the Class A Ordinary Shares and Class B Ordinary Shares) entitled to vote, may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the directors.

At least five clear days’ notice shall be given of any general meeting of GFT. Every notice shall specify the place, the day and the time of meeting and, in the case of special business, the general nature of the business to be conducted at the general meeting, and shall be given in the manner provided in these Articles or in such other manner (if any) as may be prescribed by GFT, to such persons as are entitled to receive such notices from GFT. A general meeting may be convened by such shorter notice, or without notice, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the shares giving that right.

Each shareholder of GFT entitled to attend and vote at a general meeting may attend and vote at the general meeting: (a) in person, or where a shareholder is a company or non-natural person, by a duly authorised corporate representative; or (b) by one or more proxies. A proxy or corporate representative need not be a shareholder.

Subject to the Cayman Companies Act, on a show of hands, every Class A Ordinary Shareholder of GFT present in person or by proxy and entitled to vote shall have one (1) vote, and every Class B Ordinary Shareholder of GFT present in person or by proxy and entitled to vote shall have ten (10) vote. On a poll, every Class A Ordinary Shareholder of GFT present in person or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he/she/it is the registered holder, and every Class B Ordinary Shareholder of GFT present in person or by proxy and entitled to vote shall have ten (10) votes for each Class B Ordinary Share of which he/she/it is the registered holder. Except as otherwise required by law or our Articles of Association, the Class A Ordinary Shares and the Class B Ordinary Shares shall vote together on all matters submitted to a vote of shareholders.

Alteration of share capital

If at any time the share capital of GFT is divided into different classes of shares, all or any of the special rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the sanction of a resolution passed by the holders of not less than two thirds of the issued shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the shares of that class. To any such separate general meeting, the necessary quorum shall be any one or more persons holding or representing by proxy not less than one third of the issued shares of the class and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

Change of Control

There is no specific provision in the articles of association that would have the effect of delaying, deferring or preventing a change of control.

Distributions on Winding Up

Subject to the rights attaching to any shares, if GFT shall be wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in kind the whole or any part of the assets of the Company and may for such purpose set such value as he/she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is any liability.

Directors

Number of Directors

Unless and until otherwise determined by an ordinary resolution of shareholders, we must have at least one director and unless the shareholders by ordinary resolution may otherwise determine, the maximum of directors is twenty.

Appointment of Directors

The directors of GFT shall have the power at any time, and from time to time, to appoint any person to be a director, either to fill a vacancy or as an additional director. The Company may by ordinary resolution passed by shareholders appoint and remove a director or directors.

Directors’ Interests

A director of GFT may hold any other office or place of profit with GFT (except that of auditor) in conjunction with his/her office of Director for such period and upon such terms as to remuneration and otherwise as the Directors may determine. No Director or officer shall be disqualified from his/her office or prevented by such office from holding any office or place of profit under GFT or under any company in which GFT shall be a member or have any interest, or from contracting with GFT, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of GFT in which any director or officer shall be in any way interested be or be liable to be avoided nor shall any director or officer so contracting, dealing or being so interested be liable to account to GFT for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established.

A director (or his/her alternate director in his/her absence) shall be at liberty to vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of the Director in any such contract or transaction shall be disclosed by him/her at or prior to its consideration and any vote thereon. The nature of the interest of any Director or officer in any contract, dealing or transacting with or affecting GFT shall be disclosed by him/her at or prior to its consideration and any vote thereon and a general notice that a Director or officer is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Directors’ Fees and Remuneration

The remuneration to be paid to the directors, if any, shall be determined by GFT in general meeting or, in the absence of such a determination, by the directors. Each director shall also be entitled to be paid his/her reasonable travelling, hotel and other expenses properly incurred by him/her in connection with his/her attendance at meetings of the directors, committees of the directors or general meetings of GFT, or otherwise in connection with the business of GFT, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other. The directors may by resolution approve additional remuneration to any director for services which in the opinion of the Directors go beyond the ordinary duties of a director.

Borrowing Powers

Our board of directors may exercise all the powers to borrow money and to mortgage or charge all or any part of our undertaking, property, assets (present or future) and uncalled capital and to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Indemnity

Every director or other officers of GFT shall, in the absence of his/her own dishonesty, wilful default or fraud, be indemnified and held harmless out of the assets of GFT against all liabilities, loss, damage, cost or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses on a full indemnity basis properly payable) incurred or suffered by him/her by or by reason of any act done, conceived in or omitted in the conduct of GFT’s business or in the discharge of his/her duties.

Exclusive jurisdiction

We intend to amend our Articles to provide that, unless we consent in writing to the selection of an alternative forum in the United States, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 and the Exchange Act. Save in respect of any cause of action arising under the Securities Act, by subscribing for or acquiring our shares, a shareholder submits all disputes between him or herself and us or our directors to the exclusive jurisdiction of the Cayman Islands courts.

Other Cayman Law Considerations

Purchase of Own Shares

Under the laws of the Cayman Islands, a company may only repurchase its own shares out of profits of the company or the proceeds of a fresh issue of shares made for the purpose of repurchase, provided that they are not restricted from doing so by their articles of association. A company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the above, we may purchase our own shares in the manner prescribed below. We may make an “on-market” purchase of our own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing an on-market purchase must:

●	specify the maximum number of shares authorized to be acquired;

●	determine the maximum and minimum prices that may be paid for the shares; and

●	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares in an “off-market” purchase otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he, she or it had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Any purchase of our Ordinary Shares through Nasdaq would be an off-market purchase.

Distributions and Dividends

The directors of GFT may from time to time declare dividends to be paid to the shareholders according to their rights and interests, including such interim dividends as appear to the directors to be justified by the position of GFT. The Articles of Association of GFT provides that no dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Cayman Companies Act. Dividends may also be declared and paid out of the share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Cayman Companies Act, provided that in no circumstances may we pay a dividend out of the share premium account if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business.

Regulations on Takeovers and Mergers

As a company incorporated in the Cayman Islands, we are subject to Cayman Islands’ laws and regulations on company’s takeover and merger.

The Articles of Association of GFT contain provisions that may discourage unsolicited takeover proposals that shareholders of GFT may consider to be in their best interests. Among other provisions, subject to the right of the shareholders of GFT as specified in the Articles of Association of GFT, the ability of the board of directors of GFT to issue additional shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued, and without shareholder approval, may make it more difficult for shareholders of GFT to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for securities of GFT.

Exchange Controls and Other Limitations Affecting GFT Shareholders

It is the responsibility of Flag Ship Shareholders to satisfy themselves as to the full observance of applicable laws and regulatory requirements, including the obtaining of any governmental, exchange control or other consents that may be required in order for them, their nominee, custodian or trustee, as relevant, to receive and hold GFT Class A Ordinary Shares.

DESCRIPTION OF GFT CLASS A ORDINARY SHARES

The following description of the material terms of the share capital of GFT following the transactions includes a summary of specified provisions of the Memorandum and Articles of Association of Pubco that will be in effect upon completion of the transactions. This description is qualified by reference to Amended and Restated Memorandum and Articles of Association adopted on April 7, 2025 (the “Amended and Restated Memorandum and Articles of Association”), a copy of which is attached to this proxy statement/prospectus as Annex B and is incorporated in this proxy statement/prospectus by reference. References in this section to “we,” “our,” or “us” refer to GFT or Pubco.

The rights of shareholders described in this section are available only to Pubco’s shareholders. For the purposes of this proxy statement/prospectus, a “shareholder” means a person who holds shares of Pubco.

General

Pursuant to the Amended and Restated Memorandum and Articles of Association of Pubco, Pubco authorize the issuance of up to 430,000,000 Pubco Class A Ordinary Shares and 70,000,000 Pubco Class B Ordinary Shares, each of $0.0001 par value per share.

In the Merger, Pubco will issue Pubco Ordinary Shares in exchange for the outstanding securities of Flag Ship as follows:

●	each ordinary share of Flag Ship will be exchanged for one Pubco Ordinary Share, except for Public Shares that have been redeemed into a pro rata portion of Flag Ship’s Trust Account in connection with the Redemption; and

●	each of Flag Ship right will be automatically converted into the number of Pubco Ordinary Shares as if such right has been converted into its underlying ordinary shares of Flag Ship immediately prior to the Closing.

This proxy statement/prospectus covers an aggregate of 14,776,800 Pubco Class A Ordinary Shares consisting of (i) 6,900,000 Pubco Class A Ordinary Shares to be issued to public shareholders of Flag Ship assuming there is zero redemption by public shareholders of Flag Ship; (ii) 1,963,000 Pubco Class A Ordinary Shares to be issued to Sponsor of Flag Ship; (iii) 690,000 Pubco Class A Ordinary Shares to be issued to public shareholders of Flag Ship upon the conversion of outstanding Flag Ship Public Rights, (iv) 23,800 Pubco Class A Ordinary Shares to be issued to the Sponsor upon the conversion of outstanding Flag Ship Private Rights (v) 2,400,000 Pubco Class A Ordinary Shares to be issued to Leading Edge, the financial adviser to Flag Ship; and (vi) 2,800,000 Pubco Class A Ordinary Shares to be issued to Dao Capital, the financial adviser to GFT.

Ordinary Shares

Holders of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares will generally have the same rights and powers except for voting and conversion rights as set out under the Amended and Restated Memorandum and Articles of Association. The holders of Class A Ordinary Shares will be entitled to one vote for each Class A Ordinary Share held of record on all matters to be voted on by shareholders, whereas the holders of Class B Ordinary Shares will be entitled to 10 votes for each Class B Ordinary Share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes cast at a general meeting for the election of directors can elect all of the directors to be elected at such general meeting.

Holders of Pubco Class A Ordinary Shares will not have any preemptive rights and there will be no sinking fund or redemption provisions applicable to Pubco Class A Ordinary Shares.

There are no limitations on the right of non-resident or foreign owners to hold or vote Ordinary Shares imposed by Cayman Islands law or by the Amended and Restated Memorandum and Articles of Association of Pubco.

Immediately following the consummation of the Business Combination, Mr. Yongnan Zhou will control the voting power of all of the outstanding Pubco Class B Ordinary Shares. The dual-class structure of Pubco Ordinary Shares has the effect of concentrating voting control in Mr. Yongnan Zhou, given that upon the consummation of the Business Combination, Mr. Yongnan Zhou will beneficially own [●]% of the aggregate voting power of Pubco (assuming no redemptions) or [●]% of the aggregate voting power of Pubco (if 100% of the Public Shares are redeemed). As a result of the disparate voting power of the Pubco Class B Ordinary Shares beneficially owned by Mr. Zhou, he will possess the ability to control Pubco’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, the election of directors, and other significant corporate actions. See “Risk Factors—Risks Relating to Flag Ship and the Business Combination—Because of the dual-class voting structure of Pubco and the disparate voting power of the Class A Ordinary Shares and Class B Ordinary Shares, the beneficial owner of the Class B Ordinary Shares, Mr. Yongnan Zhou, Pubco’s Chairman of the Board of Directors will own [●]% of the aggregate voting power of Pubco Ordinary Shares and his interests may not align with the interests of the other Pubco shareholders.” As further described below, upon any transfer of Pubco Class B Ordinary Shares by a holder thereof to any person which is not a Permitted Transferee (as defined below) of such holder, those shares will automatically and immediately convert into Pubco Class A Ordinary Shares. In addition, all Pubco Class B Ordinary Shares will automatically convert to Pubco Class A Ordinary Shares in other events described below. See “— Optional Conversion.”

Voting Rights

Holders of Pubco Ordinary Shares have the right to receive notice of, attend and vote at general meetings of the shareholders. In respect of all matters upon which holders of Pubco Ordinary Shares are entitled to vote, each Pubco Class B Ordinary Share will be entitled to 10 votes and each Pubco Class A Ordinary Share will be entitled to one vote. At any meeting of shareholders, a resolution put to the vote of the meeting shall be decided by way of a show of hands and not by way of a poll unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded.

Where a poll is taken, an ordinary resolution to be passed by the shareholders will require a simple majority of votes cast at a meeting of shareholders, while a special resolution will require not less than two-thirds of votes cast at a meeting of shareholders. An ordinary resolution and a special resolution may also be passed by way of a unanimous resolution in writing of shareholders entitled to vote, with prior notice duly given.

Optional Conversion

Each Pubco Class B Ordinary Share will be convertible into one Pubco Class A Ordinary Share at the option of the holder thereof. The Amended and Restated Memorandum and Articles of Association do not provide for the conversion of Pubco Class A Ordinary Shares into Pubco Class B Ordinary Shares.

Each fully paid Pubco Class B Ordinary Shares held by a holder thereof will automatically and immediately be converted into an equal number of Pubco Class A Ordinary Shares at any time at the option of Pubco Class B Ordinary Shareholder.

Tax Treaty

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Pubco Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Pubco Ordinary Shares, nor will gains derived from the disposal of Pubco Ordinary Shares be subject to Cayman Islands income, withholding or corporation tax.

No Cayman Islands stamp duty is payable in respect of the issue of Pubco Ordinary Shares or on an instrument of transfer in respect of Pubco Ordinary Shares. However, as above, Cayman Islands stamp duty will be payable if an instrument of transfer is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Anti-Takeover Provisions

Some provisions of Cayman Islands law and Pubco’s Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring, or discouraging another party from acquiring control of Pubco. The Cayman Islands law could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual general meeting or an extraordinary general meeting called by the Pubco Board or on the requisition of the holders of shares carrying at least 10% of the rights to vote at a shareholder meeting of Pubco, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Pubco’s Amended and Restated Memorandum and Articles of Association require an ordinary resolution to remove any director. Pubco’s Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent Pubco’s existing shareholders from effecting a change of management of Pubco and removing the provisions in Pubco’s constitutional documents that may have an anti-takeover effect.

COMPARISON OF RIGHTS OF FLAG SHIP SHAREHOLDERS AND GFT SHAREHOLDERS

Pursuant to the Merger Agreement, Flag Ship Shareholders will have the right to receive one (1) of GFT Class A Ordinary Share as consideration for each Flag Ship Shares he or she may hold at the Effective Time of the Merger.

Pubco, or GFT, is a Cayman Islands exempted company. Cayman Islands law and Pubco’s Amended and Restated Memorandum and Articles of Association will govern the rights of its shareholders. The Amended and Restated Memorandum and Articles of Association will differ in certain material respects from the amended and restated memorandum and articles of association of Flag Ship. As a result, when you become a shareholder of Pubco, your rights will differ in some regards as compared to when you were a shareholder of Flag Ship.

Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of Flag Ship and Pubco according to applicable law and/or the organizational documents of Flag Ship and Pubco. You also should review the Amended and Restated Memorandum and Articles of Association of Pubco (as it will be amended and restated immediately prior to the Business Combination).

Unless the context otherwise requires, references to “shareholder” or “shareholders” means the person(s) whose name(s) appear on a company’s register of members and who are the legal owners of the shares concerned.

Current Rights of Flag Ship Shareholders	Current Rights of GFT Shareholders

Voting Rights

Under the Flag Ship Charter and under Cayman Islands law, subject to any rights or restrictions attached to any shares, at any meeting of shareholders on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by poll.

Under Cayman Islands law and the Flag Ship Charter, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the votes cast by, or on behalf of, the members entitled to vote thereon).

The Flag Ship Charter provides that prior to the consummation of a business combination in relation to any resolution seeking to amend or vary the rights of the ordinary shares (unless such amendment or variation is for the purposes of approving, or in conjunction with, the consummation of a business combination), may be varied by a special resolution, being a resolution passed by at least a two-thirds (2/3) majority of the holders of the ordinary shares who (being entitled to do so) vote (noting that the Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution).

Holders of Pubco Ordinary Shares have the right to receive notice of, attend and vote at general meetings of the shareholders. Subject to the Cayman Companies Act, in respect of all matters upon which holders of Pubco Ordinary Shares are entitled to vote, each Pubco Class B Ordinary Share will be entitled to 10 votes and each Pubco Class A Ordinary Share will be entitled to one vote. At any meeting of shareholders, a resolution put to the vote of the meeting shall be decided by way of a show of hands unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded.

If at any time the share capital is divided into different classes of shares, all or any of the special rights attached to any class of Shares (unless otherwise provided by the terms of issue of the Shares of that class) may be varied or abrogated with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the sanction of a resolution passed by the holders of not less than two thirds of the issued Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the shares of that class. To any such separate general meeting, the necessary quorum shall be any one or more persons holding or representing by proxy not less than one third of the issued shares of the class and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

Current Rights of Flag Ship Shareholders	Current Rights of GFT Shareholders

Under Cayman law, a shareholder entitled to attend and vote at a meeting is entitled to appoint a proxy to exercise all or any of his rights to attend, speak and vote at a meeting of shareholders of the company.

Under the Flag Ship Charter, the quorum for a meeting of shareholders is the presence, in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, of shareholders holding a majority of the Flag Ship Ordinary Shares entitled to vote at the Shareholder Meeting.

Under Cayman law, a shareholder entitled to attend and vote at a meeting is entitled to appoint a proxy to exercise all or any of his rights to attend, speak and vote at a meeting of shareholders of the company.

Under the Pubco’s Amended and Restated Memorandum and Articles of Association, one or more Shareholders holding in the aggregate not less than one third of the total number of issued shares of Pubco (which include the Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares) present in person or by proxy and entitled to vote shall be a quorum.

Shareholder Proposals and Shareholder Nominations of Directors

Under the Flag Ship Charter, the directors of a company are required to convene a shareholder meeting upon written request by shareholders who together hold 10% of the voting rights in respect of the matter for which the meeting is requested.	Under the Pubco’s Amended and Restated Memorandum and Articles of Association, the directors of Pubco shall, upon the requisition in writing of one or more shareholders holding in the aggregate not less than one tenth of such paid up capital of Pubco as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting.

Sources and Payment of Dividends

Rights of Purchase and Redemption

Under Cayman law, a company may issue redeemable shares if specifically authorized to do so by its articles of association, subject to any conditions stated therein. Furthermore, Cayman law allows a company to purchase, redeem or otherwise acquire any of the company’s shares subject to the provisions of the articles of association and, to the extent not dis-applied in the Cayman Companies Act. The Flag Ship Charter confers the company’s ability to purchase or redeem its own ordinary shares from shareholders and the possibility for shares to be issued with rights of redemption.

Under Cayman law a payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment out of capital is proposed to be made the company shall be able to pay its debts as they fall due in the ordinary course of business

Flag Ship is permitted by the Flag Ship Charter to purchase, redeem or otherwise acquire and hold its own shares subject to any rights for the time being conferred on the members holding a particular class of shares, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority. In certain cases, Flag Ship is also positively required under the Flag Ship Charter to redeem certain of its shares at a set price.

Under Cayman law, a company may issue redeemable shares if specifically authorized to do so by its articles of association, subject to any conditions stated therein. Furthermore, Cayman law allows a company to purchase, redeem or otherwise acquire any of the company’s shares subject to the provisions of the articles of association and, to the extent not dis-applied in the Cayman Companies Act. The Pubco’s Amended and Restated Memorandum and Articles of Association confers the Pubco’s ability to purchase or redeem its own ordinary shares from shareholders and the possibility for shares liable to be redeemed at the option of the Pubco or the holder.

Under Cayman law a payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment out of capital is proposed to be made the company shall be able to pay its debts as they fall due in the ordinary course of business.

Pubco is permitted by the Pubco’s Amended and Restated Memorandum and Articles of Association to purchase, redeem or otherwise acquire and hold its own shares subject to any rights for the time being conferred on the shareholders holding a particular class of shares.

Current Rights of Flag Ship Shareholders	Current Rights of GFT Shareholders

Meetings of Shareholders

The Flag Ship Charter prescribes that a meeting of shareholders may be requisitioned by one or more members who together hold at least 10% of the rights to vote at such general meeting.

The directors convening a meeting of shareholders must give five clear days’ notice of such meeting to those members. A meeting of shareholders held in contravention of the requirement to give notice can be deemed to have been duly convened if it is so agreed in the case of an annual general meeting, by all of the members entitled to attend and vote thereat; and in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a member or another director, or the fact that a member or another director has not received notice, does not invalidate proceedings at the meeting.

Under the Pubco’s Amended and Restated Memorandum and Articles of Association, the directors of Pubco shall, upon the requisition in writing of one or more shareholders holding in the aggregate not less than one tenth of such paid up capital of Pubco as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting.

At least five clear days’ notice shall be given of any general meeting. A general meeting may be convened by such shorter notice, or without notice, by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the shares giving that right.

The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any shareholder entitled to receive notice shall not invalidate the proceedings at any meeting.

Extraordinary General Meetings of Shareholders

Under Cayman law, certain matters must be approved by a special resolution, being a resolution of the company passed by at least a two-thirds (2/3) majority of the holders of the Flag Ship Ordinary Shares as, being entitled to do so, vote in person or by proxy at the general meeting at which a quorum is present. The Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution,

Under Cayman law, certain matters must be approved by a special resolution, being a resolution of the company passed by, if by poll, at least a two-thirds (2/3) majority of the holders of the shares of Pubco as, being entitled to do so, vote in person or by proxy at the general meeting at which a quorum is present.

Amendment of Governing Provisions

Cayman law prescribes that a company may, by special resolution, alter its memorandum and articles of association.

The Flag Ship Charter allows amendments to the memorandum and articles to be made by a special resolution of shareholders, except that no amendment may be made to the Charter to amend:

(a)

Article 36 prior to the Business Combination unless the holders of the Public Shares are provided with the opportunity to redeem their Public Shares upon the approval of any such amendment in the manner and for the price as set out in Article 36.11; or

(b)

Article 34.2 during the Target Business Acquisition Period.

Cayman law prescribes that a company may, by special resolution, alter its memorandum and articles of association.

The Pubco’s Amended and Restated Memorandum and Articles of Association allows amendments to the memorandum and articles to be made by a special resolution of shareholders.

Preference Shares

The Flag Ship Charter provides that the directors have the authority and the power by resolution of directors to authorise and create additional classes of shares which such rights as they may determine, provided that prior to a business combination, Flag Ship will not issue any securities (other than Public Shares) that would entitle the holder thereof to (i) receive funds from the Trust Account; or (ii) vote on any business combination.	Under the Pubco’s Amended and Restated Memorandum and Articles of Association, the directors may (subject to the provisions of the Articles of Association and the Companies Act), without prejudice to any rights attached to any existing Shares, offer, issue, allot, grant options over or otherwise dispose of the Shares with or without preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividends or other forms of distribution, voting, return of capital or otherwise, and to such persons and on such terms and conditions and for such consideration, and at such times as they think fit, provided no Share shall be issued at a discount (except in accordance with the provisions of the Companies Act).

Current Rights of Flag Ship Shareholders	Current Rights of GFT Shareholders

Share Class Rights

The Flag Ship Charter provides that prior to the consummation of a business combination in relation to any resolution seeking to amend or vary the rights of the ordinary shares (unless such amendment or variation is for the purposes of approving, or in conjunction with, the consummation of a business combination), may be varied by a special resolution, being a resolution passed by at least a two-thirds (2/3) majority of the holders of the ordinary shares who (being entitled to do so) vote (noting that the Flag Ship Charter requires that resolutions put to the vote of a meeting shall be decided on a poll and in accordance with section 60(4) of the Cayman Companies Act regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass a special resolution).	Under the Pubco’s Amended and Restated Memorandum and Articles of Association, if at any time the share capital of Pubco is divided into different classes of shares, all or any of the special rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the sanction of a resolution passed by the holders of not less than two thirds of the issued shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the shares of that class. To any such separate general meeting, the necessary quorum shall be any one or more persons holding or representing by proxy not less than one third of the issued shares of the class and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

Shareholders’ Votes on Certain Transactions

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose.

Rights of Inspection

Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Standard of Conduct for Directors

A director owes fiduciary duties to a company, including a duty to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.	A director owes fiduciary duties to a company, including a duty to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Current Rights of Flag Ship Shareholders	Current Rights of GFT Shareholders

Removal of Directors

The Flag Ship Charter provides that a director may be removed from office by ordinary resolution.	The Pubco may by ordinary resolution remove a director or directors.

The Flag Ship Charter also provides that a director’s office shall be terminated forthwith if:

(a)

he is prohibited by the law of the Cayman Islands from acting as a director; or

(b)

he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)

in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)

he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(e)

without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or

(f)

all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

The office of director shall ipso facto be vacated if the director:

(a)

resigns his/her office by notice in writing to the Company; or

(b)

becomes of unsound mind and the Directors resolve that his/her office is vacated; or

(c)

becomes bankrupt under the laws of any country or makes any arrangement or composition with his/her creditors generally; or

(d)

if he/she/it ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment.

Vacancies on the Board of Directors

Under the Flag Ship Charter, Flag Ship may by a majority of the directors appoint a director to fill in any vacancy. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who ceased to be a director ceased to hold office.	The directors of Pubco shall have the power at any time, and from time to time, to appoint any person to be a director, either to fill a vacancy or as an additional director.

Liability of Directors and Officers

Liability of directors may be limited, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide exculpation for willful default, willful neglect, civil fraud or the consequences of committing a crime.	Liability of directors may be limited, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide exculpation for willful default, willful neglect, civil fraud or the consequences of committing a crime.

Disclosure of Interests

The Flag Ship Charter provides that so long as a director has disclosed his interest in the transaction, he may vote on a matter relation to the transaction.	The Articles of Association of GFT provides that so long as a director has disclosed his interest in the transaction, he may vote on a matter relating to the transaction.

ENFORCEABILITY OF CIVIL LIABILITIES

GFT is a company organized under the laws of the Cayman Islands. A substantial portion of GFT’s assets and all of its present directors and executive officers are located and reside in mainland China. Because of the location of GFT’s assets and board members, it may not be possible for investors to serve process within the United States upon GFT or such persons with respect to matters arising under the United States federal securities laws or to enforce against GFT or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws.

Any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against GFT on the basis of documents in a U.S. court will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.

There is uncertainty as to whether the courts of the China or Hong Kong, respectively, would:

●

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. The PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. According to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be difficult for U.S. shareholders to originate actions against our Chief Financial Officer in China in accordance with PRC laws, and it will be difficult for U.S. shareholders, by virtue only of holding our common stock, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

GFT has appointed Puglisi & Associates as its agent to receive service of process in any action against it in any state or federal court in the State of New York arising out of the transaction described in this proxy statement/prospectus or any issuance of GFT Class A Ordinary Shares in connection with this transaction.

LEGAL MATTERS

The validity of the issuance of GFT Class A Ordinary Shares (to be issued in the merger) will be passed upon for GFT by Appleby, counsel to GFT as to Cayman Islands law.

Miller Canfield Paddock and Stone, P.L.C., Cleveland, Ohio, U.S. counsel for GFT, represented GFT in connection with the merger and the preparation of this proxy statement/prospectus.

Becker & Poliakoff P.A., New York, represented Flag Ship in connection with the merger and the preparation of this proxy statement/prospectus.

Appleby represented GRT in connection with the merger and the preparation of this proxy statement/prospectus with respect to certain Cayman Islands law matters and will pass on certain Cayman Islands income tax consequences (if any) of the merger for GRT.

Ogier (Cayman) LLP represented Flag Ship in connection with the preparation of this proxy statement/prospectus with respect to certain Cayman Islands law matters.

EXPERTS

The consolidated financial statements of Xinruixiang Holding Limited as of June 30, 2024 and 2023 and for the years then ended have been audited by Enrome LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/ prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Flag Ship Acquisition Corporation as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Flag Ship and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Flag Ship’s proxy statement. Upon written or oral request, Flag Ship will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may request that Flag Ship deliver single copies of such documents in the future. Shareholders may notify Flag Ship of their requests by calling or writing Flag Ship at its principal executive offices at Flag Ship Acquisition Corporation, 26 Broadway Suite 934, New York, New York 10014. Following the Merger, such requests should be made by calling or writing to GRT at [●], and its telephone number [●].

SHAREHOLDER PROPOSALS

Management of Flag Ship knows of no other matters which may be brought before the Extraordinary General Meeting. If any matter other than the proposed Merger or related matters should properly come before the Extraordinary General Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters. If the Merger is consummated and GRT holds a 2025 annual general meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2025 annual general meeting will be held. Following completion of the Merger, GRT is expected to qualify as a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, GRT will be exempt from certain rules under the Exchange Act that would otherwise apply if it were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer, including the requirement to file proxy solicitation materials on Schedule 14A in connection with annual or extraordinary general meetings of its shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Flag Ship files annual, quarterly and current reports, proxy statements and other information with the SEC. GRT has filed a registration statement on Form F-4 to register with the SEC the GRT Shares that Flag Ship Shareholders will receive in the merger. This proxy statement/prospectus is a part of the registration statement on Form F-4. This proxy statement/prospectus is a proxy statement/prospectus of GRT as well as a proxy statement of Flag Ship for its extraordinary general meeting.

You may read and copy any reports, statements or other information filed by Flag Ship or GRT at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Flag Ship and GRT, at http://www.sec.gov. You may also access the SEC filings and obtain other information about GRT through the website maintained by GRT, which is http://en.tonglioptech.com. GRT publishes annual and half-yearly, copies of which can be viewed on the Korea Stock Exchange’s website, Global KRX, and on GRT’s website. The information contained on these websites is not incorporated by reference into this proxy statement/prospectus.

Flag Ship and GRT have not authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

This proxy statement/prospectus contains a description of the representations and warranties that each of GRT and Flag Ship made to the other in the Merger Agreement. Representations and warranties made by GRT, Flag Ship and other applicable parties are also set forth in contracts and other documents (including the Merger Agreement) that are attached or filed as appendices or exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the Merger Agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Flag Ship, GRT or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

INDEX TO FINANCIAL STATEMENTS

Xinruixiang Holding Limited

Combined Balance Sheets as of December 31, 2024 (unaudited) and June 30, 2024	F-41

Combined Statements of Operation and Comprehensive Income for the six months ended December 31, 2024 and 2023 (unaudited)	F-42

Combined Statements of Changes in Shareholders’ Equity for the six months as of December 31, 2024 (unaudited) and the year ended June 30, 2024	F-43

Combined statement of cash flows for the six months ended December 31, 2024 and 2023 (unaudited)	F-44

Notes to the unaudited combined financial statements	F-45 – F-77

Flag Ship Acquisition Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Xinruixiang Holding Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Xinruixiang Holding Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related combined statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2024 and 2023 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended June 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

September 19, 2025

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2024	As of June 30, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,298,602	$52,580,960
Accounts receivable, net	235,458,405	158,135,890
Inventories	16,109,040	16,335,481
Amount due from related parties	-	459,915
Prepaid expenses and other current assets	14,546,625	31,618,247
TOTAL CURRENT ASSETS	$343,412,672	259,130,493

NON-CURRENT ASSETS:
Property, plant and equipment, net	$828,654,042	$819,777,693
Intangible assets, net	190,682	288,019
Land use rights, net	12,287,643	12,639,805
Right-of-use assets	61,650	100,807
Long-term Investment	8,546,672	8,580,761
Goodwill	4,238,083	5,924,090
Deferred offering costs	498,402	-
Deferred tax assets	32,075	323,335
Other non-current assets	25,227,212	27,801,911
TOTAL NON-CURRENT ASSETS	$879,736,461	$875,436,421
TOTAL ASSETS	$1,223,149,133	$1,134,566,914

LIABILITIES
ACURRENT LIABILITIES:
Short term loans	$25,456,847	$26,933,102
Long-term loans due within one year	5,504,183	1,792,782
Accounts payable	50,839,927	85,498,431
Notes payable	-	1,196,607
Accrued expenses and other payables	40,611,542	42,701,898
Taxes payable	4,333,424	2,319,426
Contract liabilities	61,829	316,452
Amounts due to related parties	5,421,850	8,641,762
Other current liabilities	1,650,498	223,284
Lease liabilities	38,526	43,648
Deferred revenue	82,563	95,126
TOTAL CURRENT LIABILITIES	$134,001,189	$169,762,518

NON-CURRENT LIABILITIES:
Long term loans	$350,539,066	$376,897,935
Lease liabilities	24,500	60,768
Deferred revenue	247,688	330,975
Deferred tax liabilities	93,667	-
TOTAL NON-CURRENT LIABILITIES	$350,904,921	$377,289,678
TOTAL LIABILITIES	$484,906,110	$547,052,196

COMMITMENTS AND CONTINGENCIES (NOTE 24)	-	-

SHAREHOLDERS’ EQUITY
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	$1,290	$1,290
Additional paid-in capital	224,784,941	178,002,153
Statutory reserve	18,411,165	14,777,436
Accumulated other comprehensive loss	(47,177,160)	(45,901,910)
Retained earnings	124,445,150	93,976,627
Total XINRUIXIANG HOLDING LIMITED Shareholders’ Equity	$320,465,386	$240,855,596

Non-controlling interest	417,777,637	346,659,122
TOTAL SHAREHOLDERS’ EQUITY	$738,243,023	$587,514,718

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,223,149,133	$1,134,566,914

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these Combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended June 30,
	2024	2023
Revenue	$633,127,741	$581,229,763
Cost of revenue	(471,366,490)	(490,896,017)
Gross profit	161,761,251	90,333,746

Operating expenses:
Selling expenses	(11,763,388)	(8,823,429)
General and administrative expenses	(11,561,140)	(9,361,301)
Research and development expenses	(27,765,405)	(11,375,955)
Total operating expenses	(51,089,933)	(29,560,685)

Other income (expenses):
Interest income	1,060,132	2,044,655
Interest expenses	(14,908,846)	(6,759,013)
Other income, net	3,850,883	473,895
Other expense, net	(1,886,341)	(1,147,047)
Exchange gain (loss)	97,236	(300,593)
Total other expenses, net	(11,786,936)	(5,688,103)

Income before income tax	98,884,382	55,084,958
Income tax expenses	(16,015,045)	(9,383,419)
Net income	$82,869,337	$45,701,539
Less: Net income attributable to non-controlling interests	48,767,085	24,265,130
Net income attributable to XINRUIXIANG HOLDING LIMITED’s Shareholders	$34,102,252	$21,436,409

Other comprehensive income
Net income	82,869,337	45,701,539
Foreign currency translation adjustments, net of tax	1,275,250	39,810,404
Total comprehensive income	$84,144,587	$85,511,943
Less: total comprehensive income attributable to non-controlling interest	48,139,334	17,302,291
Total comprehensive income attributable to XINRUIXIANG HOLDING LIMITED’s Shareholders	36,005,253	68,209,652

Net income per share attributable to XINRUIXIANG HOLDING LIMITED
Basic and diluted	$3,410	$2,144

Weighted average number of shares
Basic and diluted*	10,000	10,000

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these Combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares* (HK$1 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total shareholders’
	Share	Amount	capital	reserves	earnings	loss	interests	equity
	Numbers	USD	USD	USD	USD	USD	USD	USD
Balance as of June 30, 2022	10,000	1,290	178,002,153	14,038,914	73,278,740	(6,091,506)	329,179,924	588,409,515
Net income	-	-	-	-	21,436,409	-	24,265,130	45,701,539
Appropriated statutory surplus reserves	-	-	-	738,522	(738,522)	-	-	-
Currency translation adjustment	-	-	-	-	-	(39,810,404)	(6,962,839)	(46,773,243)
Acquisition of Zhitong	-	-	-	-	-	-	176,907	176,907
Balance as of June 30, 2023	10,000	1,290	178,002,153	14,777,436	93,976,627	(45,901,910)	346,659,122	587,514,718
Net income	-	-	-	-	34,102,252	-	48,767,085	82,869,337
Appropriated statutory surplus reserves	-	-	-	3,633,729	(3,633,729)	-	-	-
Currency translation adjustment	-	-	-	-	-	(1,275,250)	(627,752)	(1,903,002)
Establishment of Qingtian**	-	-	46,782,788	-	-	-	22,979,182	69,761,970
Balance as of June 30, 2024	10,000	1,290	224,784,941	18,411,165	124,445,150	(47,177,160)	417,777,637	738,243,023

*	The share amounts are presented on a retrospective basis.
**	Zhejiang Hongyu and Qingqiao Equity Investment Partnership established Qingtian on May 14, 2024. Qingqiao Equity Investment Partnership plan to invest RMB 8 billion ($1.1 billion) and take 26.67% of the shares. $69.8 million has been paid and the amount was allocated to additional paid-in capital and non-controlling interests based on the percentage of shares.

The accompanying notes are an integral part of these Combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$82,869,337	$45,701,539
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	48,395,656	7,412,670
Written off property, plant and equipment	761,066	219,964
Allowance (reversals) for credit losses	884,244	(688,433)
Amortization of intangible assets	94,264	96,385
Amortization of land use rights	326,411	297,230
Amortization of right-of-use assets	39,165	29,668
Gain (loss) from long-term investment due to equity method	1,546	(446)
Impairment loss of goodwill	1,682,864	658,479
Deferred income taxes	384,927	1,082,698
Changes in operating assets and liabilities:
Accounts receivable	(78,206,759)	(51,814,064)
Inventories	226,441	2,506,714
Prepaid expenses and other current assets	17,071,622	(22,599,444)
Right-of-use assets	-	(99,019)
Other non-current assets	2,574,699	2,296,177
Accounts payable	(34,658,504)	36,470,594
Notes payable	(1,196,607)	1,196,607
Deferred revenue	(95,850)	(178,501)
Taxes payable	2,013,998	(1,058,043)
Other current liabilities	1,427,214	(1,928,507)
Lease liabilities	(41,390)	71,572
Contract liabilities	(254,623)	(662,641)
Accrued expenses and other payables	(2,090,356)	30,824,347
Net cash provided by operating activities	42,209,365	49,835,546

Cash flows from investing activities:
Purchase of property, plant and equipment	(9,019,359)	(242,565,298)
Proceeds from property, plant and equipment	-	90,359
Purchase of intangible assets	-	(14,505)
Collection of current financial instruments	-	7,464,803
Acquisition of subsidiary	-	(2,848,347)
Net cash used in investing activities	(9,019,359)	(237,872,988)

Cash flows from financing activities:
Proceeds from short-term loans	30,450,670	27,967,399
Repayment of short-term loans	(31,876,315)	(23,664,722)
Repayment of long-term loans	(21,946,974)	-
Deferred offering costs	(498,402)	-
Establishment of Qingtian	69,761,970	-
Amount financed to related parties	(2,759,997)	(11,486,176)
Net cash provided by (used in) financing activities	43,130,952	(7,183,499)

Effect of exchange rate changes on cash held in foreign currencies	(51,603,316)	(30,277,538)
Net increase (decrease) in cash and cash equivalents	24,717,642	(225,498,479)
Cash and cash equivalents at beginning of the year	52,580,960	278,079,439
Cash and cash equivalents at end of the year	$77,298,602	52,580,960

Supplemental disclosures of cash flows information:
Cash paid for income taxes	14,758,814	9,629,626
Cash paid for interest expense	14,905,369	11,616,891

Supplemental non-cash financing activity:
Lease liabilities arising from obtaining right-of-use assets	-	99,019

The accompanying notes are an integral part of these Combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Nature of operations

Xinruixiang Holding Limited (“Xinruixiang HK”, the “Company”) was incorporated in Hong Kong under the Companies Ordinance on November 17, 2020, which is currently not engaging in any active business operations and merely acting as a holding company. The Company is a holding company and conducts its businesses primarily through its variable interest entity (“VlE”) and subsidiaries of its VlEs (collectively referred to as the “Group”). The largest shareholder is Mr. Zhou Yongnan (“Mr. Zhou”).

The Group is principally engaged in the distribution and sales of Polyethylene base film, Complex film, Chlorinated Polypropylene base film, Polyethylene optical film, Polyethylene terephthalate optical film, Chlorinated Polypropylene optical film, AB glue, Window film, Release film and sales of plastic parts based in the People’s Republic of China (“PRC” or “China”). Great Future Technology Inc. (“GFT”) was incorporated in the Cayman Islands on March 11, 2025, under the Cayman Islands Companies Act. Great Rich Technologies Limited (“GRT”) is a limited company incorporated in Hong Kong on September 11, 2012. The major business of the Company is operated by subsidiaries, Jiangsu Tongli Optical New Material Group Co., Ltd, Jiang Yin Tong Li Optoelectronic Technology Co., Ltd., Jiangsu Huizhi New Material Technology Co., Ltd. and Shanghai Jianishi New material Co., Ltd in the People’s Republic of China (“PRC”). GFT carries out its business in China through its PRC subsidiaries that are wholly owned by GRT (“WFOE”). Zhejiang Hongyu New Material Co., Ltd. and Jiangsu Tongli Optical New Material Group Co., Ltd. are WFOE companies.

Tongli was incorporated on January 18, 2002, in Jiangyin, Jiangsu Province and was owned by Mr. Zhou and Mrs. Pang Meixin (Mr. Zhou’s wife). On November 15, 2013, Mr. Zhou and Mrs. Pang Meixin transferred their 100% shares in Tongli to Jiangsu Tongli for a consideration of RMB 45 million. On November 26, 2015, Tongli received additional investment from Jiangsu Tongli for RMB 40million so that share capital amounts to RMB 85million. On March 16, 2017, as a result of capital injection, Tongli’s Paid-in Capital amounts to RMB 185 million.

Jiangsu Tongli, formerly named Jiangsu Junhui Optical Technology Co., Ltd, was incorporated on July 5, 2013, in Jiangyin, Jiangsu Province and owned by Capital Max Holdings Limited. Capital Max Holdings Limited was incorporated in Hong Kong by Mr. Xu Jingnan. On October 10, 2013, Capital Max Holdings Limited transferred its 100% shares in Jiangsu Tongli to GRT. On April 20, 2016, controlling company additionally invested USD 8.7million in Jiangsu Tongli so that the share capital amounts to RMB 395million. As a result of several capital increase, as of June 30, 2021, the Paid-in Capital amounts to RMB 766 million.

Jiangsu Tongli Optical New Material Group Co., Ltd. invested Suzhou Huiyi New Material Industry Investment Partnership Enterprise (Limited Partnership) (“Suzhou Huiyi New Material”) and had 48.08% of shares in 2019.

GRT was incorporated on September 11, 2012 in Hong Kong and owned by Acota Services Limited (“Acota”). On December 18, 2012, Acota transferred its 100% shares in GRT to Mr. Zhou. On 8 October 2013, Mr. Zhou transferred its 100% shares in GRT to Stonehenge. On December 21, 2015, the Company issued 99,999,900 shares to the shareholders of Stonehenge, the amount paid on each share was HKD 0.3. Hence, the company had 100,000,000shares and paid-in capital was HKD 30,000,070. On January 31, 2016, the Company issued 27,975,429 shares (HKD 11.12/share) to CDIB Capital Asia Partners L.P., New Advantage Holdings Limited, Soaring Elite Limited and JH Prime Success Co., Ltd. Hence, the Company had 127,957,429 shares and paid-in capital was HKD 341,200,907. On 14 April, 2016, Stonehenge transferred its 100 shares (HKD 100) to Mr. Zhou. On 1 July 2016, due to reverse stock split, the shares decreased to 50,000,000. On October 25, 2016, the Company was listed in Korean Stock Market (KOSDAQ) and issued 17,375,000 shares at the price of 5,000 KRW for each share, and as a result, the number of shares increased to 67,375,000.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

Contractual arrangements with VIEs

On April 10, 2025, Mr. Zhou Yongnan and Xinruixiang HK entered into (i) Management Agreement, and (ii) Security Agreement Over Shares in Great Rich Technologies Limited (collectively the “VIE Agreements”). As of the execution date of the Management Agreements, Mr. Zhou Yongnan owned 31,351,311 ordinary shares of GRT, representing 38.78% of the total issued share capital of GRT, out of which 162,000 shares was held under the name of Haitong International Securities Company Limited, the securities agent of Mr. Zhou Yongnan. As of the execution date of the Management Agreements, Xinruixiang HK owned 9,718,335 ordinary shares of GRT, representing 12.02% of the total issued share capital of GRT which was acquired in the secondary market. On April 28, 2025. Mr. Zhou Yongnan transferred 100% of his shares of Xinruixiang HK to GFT. As GFT is the 100% owner of Xinruixiang HK, this results in GFT having obtained 50.8% of the voting rights over the corporate affairs of GRT. GRT is the direct parent of the PRC operating subsidiaries.

Management Agreement

Pursuant to the Management Agreement, Yongnan Zhou charges all shares he owns in GRT in favor of Xinruixiang, and Mr. Zhou further agrees that all additional shares of GRT to be allotted by GRT from time to time to him or acquired by him from any third party, shall at all times be charged to Xinruixiang. Thus, in addition to exercising control rights associated with its 12.02% equity interest in GRT, through the Management Agreement, Xinruixiang can additionally exercise the rights associated with a 38.78% equity interest in GRT to control the corporate affairs of GRT. This Management Agreement became effective upon signing by Yongnan Zhou and Xinruixiang and may only be terminated as follows: (a) if the intended direct or indirect initial listing of the ordinary shares of GFT at NASDAQ does not take place on or before June 30, 2026 for whatever reason; (b) If Yongnan Zhou ceases to have any of Yongnan Zhou Shares; provided, however that the Management Agreement shall not be terminated in the event of (i) a transfer of Yongnan Zhou Shares by reason of applicable laws of inheritance or dissolution of marriage, or (ii) to the extent permitted by applicable law, an involuntary transfer in bankruptcy or insolvency proceeding to or for the benefit of creditors of Yongnan Zhou.

Security Agreement

Pursuant to the Security Agreement Over Shares in Great Rich Technologies Limited, Mr. Yongnan Zhou, as Chargor, pledged his shares in favor of Xinruixiang Holding Limited, as Chargee. Therefore, through the Security Agreement Over Shares, in addition to the 12.02% equity interest it directly owns in GRT, Xinruixiang also can enjoy the economic benefits represented by the 38.78% equity interest in GRT held by Mr. Zhou. As GFT is the 100% owner of Xinruixiang, it means that GFT has obtained 50.8% voting rights over the corporate affairs of GRT. GRT is the direct parent of the PRC Operating Subsidiaries, and due to the arrangements reflected in the VIE Agreements, GRT is a variable interest entity.

After the completion of the reorganization, since the Company and its subsidiaries resulting from the reorganization are effectively controlled by the same controlling shareholder, Mr. Zhou, they are considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the reorganization transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong and the Cayman Islands.

As of June 30, 2024, the Company’s VIE and subsidiaries of the VIEs are as follows:

VIE	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Great Rich Technologies Limited. (“GRT”)	September 11, 2012	Hong Kong, PRC	50.8%

The subsidiaries of VIEs	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Jiangsu Tongli Optical New Material Group Co., Ltd. (“Jiangsu Tongli”)	July 5, 2013	PRC	100%
Jiangyin Tongli Optical Technology Co., Ltd. (“Tongli”)	January 18, 2002	PRC	100%
Jiangsu Huizhi New Material Technology Co., Ltd. (“Huizhi”)	November 9, 2018	PRC	69.81%*
Shanghai Jianishi New Material Co., Ltd. (“Jianishi”)	October 9, 1997	PRC	95%
Jiangyin Zhitong New Material Co., Ltd. (“Zhitong”)	December 25, 2020	PRC	99.0064%
Zhejiang Hongyu new material Co., Ltd. (“Zhejiang Hongyu”)	May 14, 2024	PRC	100%
Qingtian Hongyu new material Co., Ltd. (“Qingtian”)	May 15, 2024	PRC	73.33%

*	Suzhou Huiyi New Material has 29.25% ownership interest of Huizhi. Jiangsu Tongli has 55.75% and 14.06% (29.25%*48.08%) ownership interest of Huizhi directly and indirectly. So totally, Jiangsu Tongli has 69.81%(55.75%+14.06%) of Huizhi.

GRT is listed on the Korea Exchange in Republic of Korea (stock code: 900290) and its consolidated financial statements have been issued and available for public use.

Risks in relation to the VIE structure

The Group believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with Hong Kong laws and regulations and are legally enforceable. However, uncertainties in the Hong Kong legal system could limit the Group’s ability to enforce the above contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of Hong Kong and PRC laws and regulations, the Hong Kong and PRC government could:

●	limit the Group’s business expansion in Hong Kong and PRC by way of entering into contractual arrangements;

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

●	impose additional conditions or other requirements with which the Group’s may not be able to comply;

●	require the Group’s subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

Summary financial information of the Group’s VIE and its subsidiaries:

	As of June 30, 2024	As of June 30, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,292,964	$49,575,286
Accounts receivable, net	235,458,405	158,135,890
Inventories	16,109,040	16,335,481
Amount due from related parties	-	459,915
Prepaid expenses and other current assets	14,546,625	31,618,247
TOTAL CURRENT ASSETS	$343,407,034	$256,124,819

NON-CURRENT ASSETS:
Property, plant and equipment, net	$828,654,042	$819,777,693
Intangible assets, net	190,682	288,019
Land use rights, net	12,287,643	12,639,805
Right-of-use assets	61,650	100,807
Long-term Investment	8,546,672	8,580,761
Goodwill	4,238,083	5,924,090
Deferred offering costs	498,402	-
Deferred tax assets	32,075	323,335
Other non-current assets	25,227,212	27,801,911
TOTAL NON-CURRENT ASSETS	$879,736,461	$875,436,421
TOTAL ASSETS	$1,223,143,495	$1,131,561,240

LIABILITIES
ACURRENT LIABILITIES:
Short term loans	$25,456,847	$26,933,102
Long-term loans due within one year	5,504,183	1,792,782
Accounts payable	50,839,927	85,498,431
Notes payable	-	1,196,607
Accrued expenses and other payables	40,611,542	42,701,898
Taxes payable	4,333,424	2,319,426
Contract liabilities	61,829	316,452
Amounts due to related parties	5,414,879	5,634,791
Other current liabilities	1,650,498	223,284
Lease liabilities	38,526	43,648
Deferred revenue	82,563	95,126
TOTAL CURRENT LIABILITIES	$133,994,218	$166,755,547

NON-CURRENT LIABILITIES:
Long term loans	$350,539,066	$376,897,935
Lease liabilities	24,500	60,768
Deferred revenue	247,688	330,975
Deferred tax liabilities	93,667	-
TOTAL NON-CURRENT LIABILITIES	$350,904,921	$377,289,678
TOTAL LIABILITIES	$484,899,139	$544,045,225

	For the years ended June 30,
	2024	2023
Total Revenue	$633,127,741	$581,229,763
Net income	82,869,373	45,701,767
Net cash provided by operating activities	42,209,401	49,835,774
Net cash used in investing activities	(9,019,359)	(237,872,988)
Net cash provided by financing activities	46,130,952	5,479,918
Effect of exchange rate changes on cash held in foreign currencies	(51,603,316)	(30,277,538)
Net increase (decrease) in cash and cash equivalents	27,717,678	(212,834,834)
Cash and cash equivalents at beginning of the year	49,575,286	262,410,120
Cash and cash equivalents at end of the year	$77,292,964	$49,575,286

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

For the years ended June 30, 2024 and 2023, net cash provided from financing activities in the VIEs consist of: i) net repayments to the Group companies, amounting to $53.8 million and $23.7 million, respectively, ii) net borrowing from the Group companies’ loans of $30.5 million and $28.0 million, respectively, iii) deferred offering costs of $0.5 million and nil, respectively, and iv) increase in capital to the Group companies of $69.8 million and nil, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately $224.8 million and $178.0 million as of June 30, 2024 and 2023, respectively, as well as certain non-distributable statutory reserves amounting to $18.4 million and $14.7 million as of June 30, 2024 and 2023, respectively.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying Combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of combination

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying combined financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented.

The combined financial statements include the financial statements of the Company and its subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon combination. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. For subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the Combined balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 49.2% equity interest in GRT, 30.19% equity interest in Huizhi (Suzhou Huiyi New Material has 29.25% ownership interest of Huizhi, Jiangsu Tongli has 55.75% and 14.06% (29.25%*48.08%) ownership interest of Huizhi directly and indirectly. So totally, Jiangsu Tongli has 69.81% (55.75%+14.06%) of Huizhi), 5% equity interest in Jianishi as of June 30, 2024 and 2023, 1.1916% equity interest in Zhitong as of June 30, 2024 and 2023, and 26.67% equity interest in Qingtian Hongyu as of June 30, 2024.

Use of estimates

The preparation of Combined financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the Combined balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s Combined financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the Combined financial statements.

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Xinruixiang HK is the Hong Kong dollars (“HKD”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the Combined statements of cash flows will not necessarily agree with changes in the corresponding balances on the Combined balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in Combined statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on June 30, 2024 and 2023 were translated at RMB7.2672 to $1.00 and RMB7.2513 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended June 30, 2024 and 2023 were RMB7.2248 to $1.00 and RMB6.9536 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the Combined balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2024 and 2023, cash and cash equivalents balances were $77,298,602 and $52,580,960, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,802) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on July 1, 2022 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for credit losses consider factors such as historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Prepaid expenses and other current assets

Prepaid expense and other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of June 30, 2024 and 2023, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Machinery Equipment	3 to 10 years
Motor Vehicles	3 to 10 years
Electronic and other Equipment	3 to 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the Combined statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Construction in progress

Construction in progress is comprised primarily of the new production line that the company is building. The fiscal years ended June 30, 2024 and 2023 the construction in progress assets were related to the new production line for the Company. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included in property and equipment and is amortized over the life of the related assets.

Intangible assets, net

Intangible assets are software and the trademark right purchased by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated 5 to 10-year useful lives:

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or Company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use rights is 50 years.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2024 and 2023, impairment of long-lived assets was nil.

Long-term investments

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the Combined financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the Combined statements of operations and comprehensive income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments — Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An Impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of June 30, 2024 and 2023, the Company had no impairment for long-term investments.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the years ended June 30, 2024 and 2023, the Group has recognized goodwill impairment $1,682,864 and $658,479.

Operating leases

The Company adopted the Topic 842 on April 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the Combined financial statements.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the Combined balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use assets as of June 30, 2024 and 2023.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, lease liabilities, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2024 and 2023.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the Combined financial statements for the years ended June 30, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the goods or services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended June 30, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue from sales of films goods

The Company generates revenue by selling films goods used in semiconductors, chemicals, secondary batteries, vehicles and other fields to customers. The Company enters into contracts with customers as a principal. These contracts contain a single performance obligation with standard quality assurance, that is, to transfer products or accessories to customers in exchange for consideration. The pricing and payment terms stipulated in the contract are fixed. Usually, the Company provides commercial customers with a credit period of 30-120 days.

According to ASC 606, for each performance obligation, an entity shall determine at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time. The Company recognizes revenue at a point in time, when the control of the products has been transferred to the customer. When the customer accepts and receives the product, the transfer of control is considered complete. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

As of June 30, 2024 and 2023, liabilities for return allowance were not material to the Combined financial statements.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended June 30, 2024 and 2023 are as follows:

	For the year ended June 30,
	2024	2023
Revenue from sales of film-Semiconductor	$98,944,104	$37,640,660
Revenue from sales of film-Chemical	51,687,313	38,981,553
Revenue from sales of film-Home product	43,971,418	63,172,223
Revenue from sales of film-Secondary battery	153,179,056	110,997,747
Revenue from sales of film-Vehicle	144,372,531	232,237,306
Revenue from sales of film-Display	58,118,580	96,903,947
Revenue from sales of film-MLCC	68,834,633	-
Revenue from sales of film-Nano material	13,296,974	-
Others	723,132	1,296,327
Total revenue	$633,127,741	$581,229,763

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment and (iv) salaries of production personnel and manufacturing expenses related to production.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Selling expenses

Selling expenses include (i) transportation expenses incurred in connection with the sale of goods, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as business entertainment expenses.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Company’s administrative personnel, (ii) depreciations and amortizations, (iii) Professional fee, (iv) entertainment expenses are used for business operation, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

The Company undertakes all internal research and development expenses, mainly including the cost of materials used for experiments, employee costs, depreciation and amortization of equipment, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $20,448,718 and $19,055,185 for the years ended June 30, 2024 and 2023, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of June 30, 2024 and 2023, the balance of the required statutory reserves was $18,411,165 and $14,777,436, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on June 30, 2024 and 2023.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of June 30, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2024 and 2023.

Comprehensive income

Comprehensive income defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2024 and 2023, there was no dilution impact.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2024 and 2023, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including the Company, are gradually returning to normal. However, the Company is uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and resurgence of the COVID-19 pandemic and any other adverse public health developments may temporarily adversely impact the Company’s operating activities. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2024 and 2023, the aggregate amounts of cash of $77,298,602 and $52,580,960, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations. Refer to “Note 23. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2024 and 2023.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Accounts receivable	$236,342,649	$158,135,890
Less: allowance for credit losses	(884,244)	-
Accounts receivable, net	$235,458,405	$158,135,890

The Company accrued $884,244 allowance for credit losses for the year ended June 30, 2024.

The Company reversed $688,433 allowance for credit losses for the year ended June 30, 2023.

As of the report date, all accounts receivable as of June 30, 2023 and 2024 have been recovered.

Changes of allowance for credit losses are as follows:

	As of June 30, 2024	As of June 30, 2023
Beginning balance	$-	$688,433
Additions	884,244	-
Reversals	-	(688,433)
Ending balance	$884,244	$-

Note 4. Inventories

Inventories consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Raw materials	$9,666,462	$9,443,332
Working in processing	-	490,355
Finished goods	6,442,578	6,401,794
Total inventory	$16,109,040	$16,335,481

For the years ended June 30, 2024 and 2023, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Prepayment to suppliers	$703,592	$1,338,782
Interest receivable	2,484,569	2,117,475
VAT receivable	11,152,615	27,682,378
Notes receivable	-	102,064
Prepaid expense	6,094	145,613
Others	199,755	231,935
Total Prepaid expenses and other current assets	$14,546,625	$31,618,247

For the years ended June 30, 2024 and 2023, the Company recorded no allowance for Prepaid expenses and other current assets.

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Building	$315,131,382	$170,367,515
Machinery Equipment	408,007,699	210,827,044
Motor Vehicles	1,377,124	1,294,585
Electronic and Other Equipment	3,220,832	3,260,329
Construction in Progress	223,400,737	508,561,730
Subtotal	$951,137,774	$894,311,203
Less: accumulated depreciation	(122,483,732)	(74,533,510)
Total	$828,654,042	$819,777,693

Depreciation expenses for the years ended June 30, 2024 and 2023 were $48,395,656 and $7,412,670, respectively.

As of June 30, 2024 and 2023, the building, machinery equipment and construction in progress with carrying value of $827,612,513 and $146,338,555 have been pledged for the purpose of obtaining bank loans.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 7. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Trademark	$10,286	$10,309
Software	501,322	506,167
Subtotal	511,608	516,476
Less: accumulated amortization	(320,926)	(228,457)
Intangible asset, net	$190,682	$288,019

Amortization expenses for the years ended June 30, 2024 and 2023 were $94,264 and $96,385, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$93,114
Fiscal year 2026	77,771
Fiscal year 2027	8,299
Fiscal year 2028	2,551
Fiscal year 2029	2,551
Thereafter	6,396
Total	$190,682

Note 8. Land use rights, net

Land use rights, net, consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Land use rights	$14,550,660	$14,582,566
Less: accumulated amortization	(2,263,017)	(1,942,761)
Land use rights, net	$12,287,643	$12,639,805

Amortization expenses were $326,411 and $297,230 for the years ended June 30, 2024 and 2023, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Land use rights, net (cont.)

As of June 30, 2024 and 2023, the land use rights with carrying value of $9,013,586 and $9,250,338 have been pledged for the purpose of obtaining bank loans.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$284,609
Fiscal year 2026	284,609
Fiscal year 2027	284,609
Fiscal year 2028	284,609
Fiscal year 2029	284,609
Thereafter	10,864,598
Total	$12,287,643

Note 9. Lease

The Company leases offices under non-cancellable operating leases, with terms ranging from one to three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

As of June 30, 2024 and 2023, the remaining lease term was an average of 1.58 years and 2.58 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on weighted average borrowing rate for bank loans in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.20% per annum as of June 30, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of June 30, 2024	As of June 30, 2023
Right-of-use assets under operating leases	$61,650	$100,807
Lease liabilities, current	38,526	43,648
Lease liabilities, non-current	24,500	60,768
Total lease liabilities	$63,026	$104,416

The following table presents operating lease cost reported in the Combined statements of operations and comprehensive income related to the company’s leases:

	For the year ended June 30, 2024	For the year ended June 30, 2023
Operating lease cost	$39,165	$29,668
Total	$39,165	$29,668

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Lease (cont.)

The following table presents maturity of lease liabilities as of June 30, 2024:

Twelve months ending June 30,	As of June 30, 2024
2025	$41,187
2026	24,026
Total future minimum lease payments	65,213
Less: imputed interest	(2,187)
Total	$63,026

Note 10. Long term investment

Suzhou Huiyi New Material Industry Investment Partnership Enterprise (Limited Partnership) (“Suzhou Huiyi New Material”) is a corporation established to invest in Huizhi, a subsidiary of the Company. Jiangsu Tongli invested RMB 625,000,000 (approximately $86,002,862) to Suzhou Huiyi New material and had 48.08% of shares in 2019. Meanwhile, the Suzhou Huiyi new material in vested RMB1,170,000,000 (approximately $160,997,358), which is 90% of the capital RMB 1,300,000,000 (approximately $179,278,198), to Huizhi New Material. As for RMB 562,500,000 (approximately $77,572,297), which was re-invested in Huizhi New Material by Zunhui, it was classified as investment in subsidiary, and as for RMB 62,500,000(approximately $8,600,286), which was not re-invested; it was classified as investment in associates. The Company recognized loss on equity method investments of $1,546 and gain on equity method investments of $446 for the years ended June 30,2024 and 2023, respectively.

Note 11. Significant acquisition

Acquisition of Jianishi

Jianishi mainly engages in the sales of film and was established on October 9, 1997. On July 1, 2019, the former shareholders transferred 95% of the equity interest in Jianishi to Tongli for a cash consideration of RMB 83.6 million (approximately $12.21 million). Upon the completion of the transactions, the Company held 95% equity interest in Jianishi and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
Net assets acquired(i)	$213,627
Goodwill	12,003,750
Non-controlling interests(ii)	(10,681)
$12,206,696

(i)	Net assets acquired primarily included cash in bank of RMB171,570 (approximately $25,051), account receivables and other receivables of RMB 1,291,500 (approximately $188,576) as of the date of acquisition.
(ii)	The shares of non-controlling party for Shanghai Jianishi New Material Co., Ltd is 5% and the identifiable fair value of net assets at acquisition date is RMB 73,154 (approximately $10,681).

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11. Significant acquisition (cont.)

Goodwill arising from this acquisition was attributable to synergies expected from the combined operations of Jianishi and the Company such as the expansion of the business area and the acquisition of new customers through the distribution channel resources. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Acquisition of Zhitong

Zhitong mainly engages in the sales of automotive film and was established on December 25, 2020. On February 1, 2023, the former shareholders transferred 95% of the equity interest in Zhitong to Tongli for a cash consideration of RMB 23.84 million (approximately $3.75 million). Upon the completion of the transactions, the Company held 95% equity interest in Zhitong and it became a consolidated subsidiary of the Company. On May 5, 2023, the Company injected further cash capital of RMB 100 million (approximately $14.47 million) and the Company’s equity interest in Zhitong increased to 99.0064%.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
Net assets acquired(i)	$3,867,728
Goodwill	73,503
Non-controlling interests(ii)	(193,386)
$3,747,845

(i)	Net assets acquired primarily included cash in bank of RMB2,492,758 (approximately $391,881) and land use rights of RMB 22,109,862 (approximately $3,475,847) as of the date of acquisition.
(ii)	The shares of non-controlling party for Zhitong is 5% and the identifiable fair value of net assets at acquisition date is RMB 1,230,131 (approximately $193,386).

Goodwill arising from this acquisition was attributable to synergies expected from the combined operations of Jianishi and the Company such as the assembled workforce, its knowledge and experience in the product development. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Note 12. Goodwill

Changes in the carrying amount of goodwill for the years ended June 30, 2024 and 2023 were as follows:

Amount
Balance as of June 30, 2022	$7,027,156
Additions	67,239
Impairment loss	(658,479)
Foreign currency translation adjustments	(511,826)
Balance as of June 30, 2023	5,924,090
Impairment loss	(1,682,864)
Foreign currency translation adjustments	(3,143)
Balance as of June 30, 2024	$4,238,083

Gross goodwill balances were $4.24 million and $5.92 million as of June 30, 2024 and 2023, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of $1,682,864 and $658,479 during the years ended June 30, 2024 and 2023, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 13. Other non-current assets

Other non-current assets consisted of the following:

	June 30, 2024	June 30, 2023
Amounts due from third party	$25,227,212	$27,801,911
Total other non-current assets	$25,227,212	$27,801,911

Amounts due from third party relate to deposits security for bank loans according to the China banking requirement and there are six certificates of deposits in total. These amounts earning with interest rate of 3.30% and 3.55% respectively. The principal will be fully received by the Company upon the bank loan expires and the deposits will mature in year August 2026.

Note 14. Loans

Short-term loans

Short term loans consisted of the following:

	June 30, 2024	June 30, 2023
Industrial and Commercial Bank of China	$4,816,160	$4,868,093
Citic Bank of China	2,752,092	-
Agricultural Bank of China	17,888,595	17,927,820
Construction Bank of China	-	4,137,189
Total	$25,456,847	$26,933,102

On June 12, 2024, the Company entered into loan agreements with Industrial and Commercial Bank of China with a maturity date of June 10, 2025. A s of June 30, 2024, the Company has drawn down $4,816,160 under these agreements, which are subjected to a fixed interest rate of 4.785% per annum. The loans were guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Mr. Zhou Yongnan, Ms. Pang Meixin, Mr. Zhou Chaofeng, and Ms. Zhou Jie and pledged by buildings and land use rights of the Company.

On March 8, 2024, the Company entered into a loan agreement with Citic Bank of China with a maturity date of November 30, 2024. As of June 30, 2024, the Company has drawn down $2,752,092 under this agreement, which is subjected to a fixed interest rate of 3.85% per annum. The loan was guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Jiangsu huizhi new material technology Co., Ltd., Mr. Zhou Yongnan, and Ms. Pang Meixin.

On January 4, 2024, January 5, 2024, January 8, 2024, and January 9, 2024, the Company entered into four loan agreements with Agricultural Bank of China with maturity dates of January 3, 2025, January 4, 2025, January 7, 2025, and January 8, 2025. As of June 30, 2024, the Company has drawn down $17,888,595 under these agreements, which are subjected to a fixed interest rate of 4.8% per annum. The loan was pledged by buildings and land use rights of the Company.

For the years ended June 30, 2024 and 2023, the interest expense on short-term loans amounted to $1,202,969 and $1,420,427, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Loans (cont.)

Long-term loans

	As of June 30, 2024	As of June 30, 2023
Construction Bank of China	$49,501,011	$55,162,523
Bank of Nanjing	24,750,505	27,581,261
Agricultural Bank of China	12,375,253	13,790,631
Hua Xia Bank	12,375,253	13,790,631
Bank of Jiangsu	30,938,130	34,476,577
Bank of Suzhou	12,375,253	13,790,631
Bank of China	12,375,253	13,790,631
Bohai Bank	24,255,496	27,029,634
Zhuhai Geyun Industrial Co., LTD	68,802,290	68,953,153
Jinshi Manufacturing Transformation and Upgrading New Materials Fund (Limited Partnership)	68,802,290	68,953,153
Hainan Huakun Venture Capital Partnership (Limited partnership)	13,760,458	13,790,631
Zhu Minghui	9,632,321	9,653,442
Zhang Luwu	6,880,229	6,895,315
Hangzhou Mingcheng Zhihui Phase I Equity Investment Partnership (Limited partnership)	6,880,229	6,895,315
Huahao Shangjia No. 5 (Shenzhen) Investment Partnership (Limited Partnership)	2,339,278	4,137,189
Subtotal of long-term loans	356,043,249	378,690,717
Less: current portion	(5,504,183)	(1,792,782)
Long-term loans – non-current portion	$350,539,066	$376,897,935

The Company’s long-term loans are primarily used for working capital purposes and bear interest rate of 3% ~ 4.65% per annum, with a weighted average interest rate of 4.21% per annum.

On June 18, 2021, the Company entered into eight loan agreements with Construction Bank of China, Bank of Nanjing, Agricultural Bank of China, Hua Xia Bank, Bank of Jiangsu, Bank of Suzhou, Bank of China, and Bohai Bank with a maturity date of May 17, 2027. The loans bear a fixed interest rate of 4.65% per annum. The loans were guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Great Rich Technologies Limited, Jiangsu Junhui New Material Group Co., Ltd., Mr. Zhou Yongnan, Ms. Pang Meixin, and Ms. Zhou Dan and pledged by buildings, machines, land use rights of the company and deposit of the third party.

On December 2, 2021, November 2, 2021 and November 4, 2021, December 3, 2021, November 9, 2021, December 1, 2021, December 1, 2021, and December 1, 2021, the Company entered into loan agreements with Zhuhai Geyun Industry Co., Ltd., Jinshi Manufacturing Industry Transformation and Upgrade New Material Fund (Limited Partnership), Hainan Huakun Venture Capital Partnership (Limited Partnership), Zhu Minghui, Zhang Luwu, Hangzhou Mingcheng Zhihui Phase I Equity Investment Partnership (Limited Partnership), and Huahao Shangjia No.5 (Shenzhen) Investment Partnership (Limited Partnership) with a maturity date of November 15, 2025. These loans bear a fixed interest rate of 2% per annum for the first year and 3% per annum for the rest years. The loans were guaranteed by Mr. Zhou Yongnan.

For the years ended June 30, 2024 and 2023, the interest expense on long-term loans amounted to $13,702,400 and $10,196,464, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 15. Accounts payable

Accounts payable consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Account payable to the suppliers	$50,839,927	$85,498,431
Total accounts payable	$50,839,927	$85,498,431

Note 16. Notes Payable

Notes payable consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Notes payable to the suppliers	$-	$1,196,607
Total notes payable	$-	$1,196,607

The balances of notes payable were nil and $1,196,607 as of June 30,2024 and 2023. The balance of notes payable as of June 30, 2023 was unsecured and interest free. As of the report date, they were fully repaid.

Note 17. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Payroll and benefit payable	$8,004,767	$6,714,747
Equipment payable	19,535,266	26,104,105
Interest payable	9,480,155	6,948,702
Transportation expense	3,232,212	1,800,235
Water and electricity expenses	272,581	580,208
Other tax payable	-	231,817
Others	86,561	322,084
Total	$40,611,542	$42,701,898

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 18. Deferred revenue

Deferred revenue consisted of the following:

	As of June 30, 2024	As of June 30, 2023
Government grant-Current	$82,563	$95,126
Government grant-Non current	247,688	330,975
Total deferred revenue	$330,251	$426,101

Note 19. Related party transactions and balances

1)	Nature of relationships with related parties

Name	Relationship with the Company
Zhou Yongnan	Representative director of the Company
Pang Meixin	The wife of Mr. Zhou Yongnan
Zhou Yonggao	The brother of Mr. Zhou Yongnan
Zhou Dan	The legal representative of Huizhi
Zhou Ting	Daughter of Mr. Zhou Yongnan
Jiangyin Junchi New Material Technology Co.,Ltd	Controlled by Mr. Zhou Yonggao
Jiangyin Suda Huicheng Composite Material Co., Ltd	Controlled by Mr. Zhou Yonggao
Jiangsu Gaochi New material Co.,Ltd	Controlled by Mr. Zhou Yonggao
Vision Technology Investment Limited	Controlled by Mr. Zhou Yonggao

2)	Balances with related parties

-	Due from related parties

	As of June 30, 2024	As of June 30, 2023
Jiangyin Junchi New Material Technology Co., Ltd.	$-	$459,915
Total	$-	$459,915

Amounts due from related parties relate to sales made to Jiangyin Junchi New Material Technology Co., Ltd. In December 2023, the accounts receivable from Jiangyin Junchi New Material Technology Co., Ltd. was fully collected.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Related party transactions and balances (cont.)

-	Due to related parties

	As of June 30, 2024	As of June 30, 2023
Zhou Yongnan	$615,285	$533,795
Vision Technology Investment Limited	4,071,828	6,559,280
Jiangyin Junchi New Material Technology Co., Ltd.	721,895	1,528,519
Zhou Ting	12,842	20,168
Total	$5,421,850	$8,641,762

Amounts due to related parties relate to borrowing transactions between the Company and its related parties. This amount was unsecured, due on demand, and interest free. The principal will be fully repaid by the Company when it expires.

3)	Related party transactions

The following table summarizes sales transactions with the Company’s related parties:

		For the fiscal year ended June 30,
Transaction Types	Name of related parties	2024	2023
Sales	Jiangyin Junchi New Material Technology Co., Ltd.	$4,331	$600,064
Total		$4,331	$600,064

For the fiscal years ended June 30, 2024 and 2023, the Company generated revenue from related parties in the amount of $4,331 and $600,064, respectively.

The following table summarizes purchase transactions with the Company’s related parties:

		For the fiscal year ended June 30,
Transaction Types	Name of related parties	2024	2023
Purchase	Jiangyin Junchi New Material Technology Co., Ltd.	$1,440,362	$1,838,721
Total		$1,440,362	$1,838,721

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 20. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

GRT was incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended June 30, 2024 and 2023, GRT provided provision of income tax expenses of nil.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The Company’s subsidiary, Tongli, was qualified as a HNTE in November 2021. Therefore, Tongli was eligible to enjoy a preferential tax rate of 15% from November 2021 to November 2024. Huizhi, was qualified as a HNTE in October 2022. Huizhi was eligible to enjoy a preferential tax rate of 15% from October 2022 to October 2025.

The provision for income tax consisted of the following:

	For the year ended June 30, 2024	For the year ended June 30, 2023
Current income tax expenses	$15,804,725	$8,366,223
Deferred income tax expenses	210,320	1,017,196
Total income tax expenses	$16,015,045	$9,383,419

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 20. Income taxes (cont.)

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the year ended June 30, 2024	For the year ended June 30, 2023
Income before income tax expenses	$98,884,382	$55,084,958
Income tax computed at statutory EIT rate (25%)	24,721,096	13,771,240
Tax effect of preferential tax treatments	(10,680,447)	(5,915,154)
Effect of other non-deductible expenses	11,940	4,099
Income tax effect on accumulated loss not realizable	1,789,569	1,509,374
Others	172,887	13,860
Total	$16,015,045	$9,383,419

The significant components of deferred tax assets were as following:

	As of June 30, 2024	As of June 30, 2023
Deferred tax assets	$32,075	$323,335
Total deferred tax assets	$32,075	$323,335

The significant components of deferred tax liabilities were as following:

	As of June 30, 2024	As of June 30, 2023
Deferred tax liabilities	$93,667	$-
Total deferred tax liabilities	$93,667	$-

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 21. Equity

Ordinary Shares

The Company is authorized to issue 10,000 Ordinary Shares with par value of HK$1 each.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of June 30, 2024 and 2023, the balance of the required statutory reserves was $18,411,165 and $14,777,436, respectively.

Note 22. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of June 30, 2024 and 2023, amounts restricted were the paid-in-capital and statutory reserve of the PRC entities, which amounted to $229,711,129 and $192,780,879, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 23. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

For the year ended June 30, 2024, no customer accounting for greater than 10% of the revenue made by the Company.

For the year ended June 30, 2023, two customers contributed approximately 20.75% and 17.60% of total revenue made by the Company, respectively.

For the year ended June 30, 2024, no supplier accounting for greater than 10% of the purchases made by the Company.

For the year ended June 30, 2023, two suppliers contributed approximately 21.21% and 19.50% of total purchases made by the Company, respectively.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s combined results of operations and financial condition.

Note 24. Commitments and Contingencies

Commitments

The Company entered into some construction contracts in connection with the construction of the new factory. The capital commitment is $38,970,540 as of June 30, 2024.

Except the commitment above, no other commitments which had a material impact on the Company was identified through the date of issuance of the financial statements.

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 25. Subsequent events

Business Combination Agreement

On October 21, 2024, Flag Ship Acquisition Corporation (“Flag Ship”) entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with Great Rich Technologies Limited, a public limited company incorporated under the laws of Hong Kong, and GRT Merger Star Limited, a Cayman Islands company limited by shares and a wholly-owned subsidiary of GRT.

On April 18, 2025, pursuant to the Merger agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement. The Termination Agreement also provides that each other agreement among the parties relating to the GRT Merger Agreement is automatically terminated concurrently with the termination of the GRT Merger Agreement. On April 18, 2025, Flag Ship entered into an Agreement and Plan of Merger (the “GFT Merger Agreement”) with Great Future Technology Inc., a Cayman Islands exempted company limited by shares and GFT Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of GFT (“Merger Sub”). The Merger Agreement replaces and supersedes the GRT Merger Agreement described above.

Pursuant to the GFT Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT.

The aggregate consideration for the acquisition merger is $400,000,000, payable in the form of 40,000,000 issued parent ordinary shares valued at $10.00 per share to GRT and its shareholders. One ordinary share of GRT payable in common Shares of GFT for each such Company Share.

Stock dividends

On November 5, 2024, GRT paid stock dividends to its existing shareholders at the rate of 0.2 shares per each ordinary share issued and outstanding, for a total of 13,475,000 shares.

Cash dividends

On November 6, 2024, the GRT Board of Directors authorized an interim dividend of approximately US$3,382,750 to be paid to the shareholders of record on December 12, 2024.

The Company has analyzed, in accordance with ASC 855-10, its operations subsequent from June 30, 2024 to September 19, 2025, which is the date that these combined financial statements were available to be issued, and has determined that there are no additional material subsequent events to disclose in these combined financial statements other than noted above.

Note 26. Condensed Financial Information of the Parent Company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of combined subsidiaries exceed 25 percent of combined net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the combined net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 26. Condensed Financial Information of the Parent Company (cont.)

For purposes of the above test, restricted net assets of combined subsidiaries shall mean that amount of the Company’s proportionate share of net assets of combined subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s combined financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of June 30, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the combined financial statements, if any.

Condensed parent company balance sheets

	As of June 30, 2024	As of June 30, 2023
ASSETS
CURRENT ASSETS:
NON-CURRENT ASSETS:
Long-term Investment	$320,465,386	$240,855,596
TOTAL NON-CURRENT ASSETS	$320,465,386	$240,855,596
TOTAL ASSETS	$320,465,386	$240,855,596

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	$1,290	$1,290
Additional paid-in capital	224,784,941	178,002,153
Statutory reserve	18,411,165	14,777,436
Accumulated other comprehensive income	(47,177,160)	(45,901,910)
Retained earnings	124,445,150	93,976,627
TOTAL SHAREHOLDERS’ EQUITY	$320,465,386	$240,855,596

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$320,465,386	$240,855,596

*	The share amounts are presented on a retrospective basis.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 26. Condensed Financial Information of the Parent Company (cont.)

Condensed parent company statements of operations

	For the Years Ended June 30,
	2024	2023
Operating expenses:
Share of income of subsidiaries	$34,102,252	$21,436,409

Net income	$34,102,252	$21,436,409
Comprehensive income
Net income	$34,102,252	$21,436,409
Foreign currency translation adjustments	(1,275,250)	(39,810,404)
Comprehensive income (loss)	$32,827,002	$(18,373,995)

Condensed Statements of Cash Flows

The Parent Company had no cash activities for the years ended June 30, 2024 and 2023.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
UNAUDITED COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2024	As of June 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,359,297	$77,298,602
Accounts receivable, net	251,753,093	235,458,405
Inventories	23,376,400	16,109,040
Prepaid expenses and other current assets	17,545,145	14,546,625
TOTAL CURRENT ASSETS	$324,033,935	343,412,672

NON-CURRENT ASSETS:
Property, plant and equipment, net	$859,858,668	$828,654,042
Intangible assets, net	143,491	190,682
Land use rights, net	12,043,484	12,287,643
Right-of-use assets	41,996	61,650
Long-term Investment	8,508,487	8,546,672
Goodwill	4,219,445	4,238,083
Deferred offering costs	967,114	498,402
Deferred tax assets	44,166	32,075
Other non-current assets	22,112,407	25,227,212
TOTAL NON-CURRENT ASSETS	$907,939,258	$879,736,461
TOTAL ASSETS	$1,231,973,193	$1,223,149,133

LIABILITIES
ACURRENT LIABILITIES:
Short term loans	$4,794,980	$25,456,847
Long-term loans due within one year	179,423,738	5,504,183
Accounts payable	42,687,706	50,839,927
Accrued expenses and other payables	50,373,155	40,611,542
Taxes payable	4,359,662	4,333,424
Contract liabilities	1,819	61,829
Amounts due to related parties	6,237,707	5,421,850
Other current liabilities	927,030	1,650,498
Lease liabilities	37,576	38,526
Deferred revenue	82,200	82,563
TOTAL CURRENT LIABILITIES	$288,925,573	$134,001,189

NON-CURRENT LIABILITIES:
Long term loans	$167,884,249	$350,539,066
Lease liabilities	6,152	24,500
Deferred revenue	205,499	247,688
Deferred tax liabilities	122,764	93,667
TOTAL NON-CURRENT LIABILITIES	$168,218,664	$350,904,921
TOTAL LIABILITIES	$457,144,237	$484,906,110

COMMITMENTS AND CONTINGENCIES (NOTE 23)	-	-

SHAREHOLDERS’ EQUITY
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	$1,290	$1,290
Additional paid-in capital	224,784,941	224,784,941
Statutory reserve	23,939,019	18,411,165
Accumulated other comprehensive loss	(51,573,670)	(47,177,160)
Retained earnings	135,693,893	124,445,150
Total XINRUIXIANG HOLDING LIMITED Shareholders’ Equity	$332,845,473	$320,465,386

Non-controlling interest	441,983,483	417,777,637
TOTAL SHAREHOLDERS’ EQUITY	$774,828,956	$738,243,023

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,231,973,193	$1,223,149,133

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
UNAUDITED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended December 31,
	2024	2023
Revenue	$361,185,966	$318,986,201
Cost of revenue	(273,935,897)	(235,501,240)
Gross profit	87,250,069	83,484,961

Operating expenses:
Selling expenses	(6,501,149)	(5,905,395)
General and administrative expenses	(5,659,733)	(6,295,490)
Research and development expenses	(23,038,276)	(13,384,509)
Total operating expenses	(35,199,158)	(25,585,394)

Other income (expenses):
Interest income	872,512	1,174,040
Interest expenses	(7,550,178)	(8,068,822)
Other income, net	2,899,570	2,215,773
Other expense, net	(79,574)	(159,972)
Exchange gain	7,415	59,844
Total other expenses, net	(3,850,255)	(4,779,137)

Income before income tax	48,200,656	53,120,430
Income tax expenses	(7,794,206)	(8,366,625)
Net income	$40,406,450	$44,753,805
Less: Net income attributable to non-controlling interests	23,629,853	26,002,097
Net income attributable to XINRUIXIANG HOLDING LIMITED’s Shareholders	$16,776,597	$18,751,708

Other comprehensive income
Net income	40,406,450	44,753,805
Foreign currency translation adjustments, net of tax	4,396,510	(10,439,721)
Total comprehensive income	$44,802,960	$34,314,084
Less: total comprehensive loss attributable to non-controlling interest	24,205,846	27,954,659
Total comprehensive income attributable to XINRUIXIANG HOLDING LIMITED’s Shareholders	20,597,114	6,359,425

Net income per share attributable to XINRUIXIANG HOLDING LIMITED
Basic and diluted	$1,678	$1,875

Weighted average number of shares
Basic and diluted*	10,000	10,000

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
UNAUDITED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares* (HK$1 par value)		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Non-controlling	Total shareholders’
	Share	Amount	capital	reserves	earnings	loss	interests	equity
	Numbers	USD	USD	USD	USD	USD	USD	USD
Balance as of June 30, 2023	10,000	1,290	178,002,153	14,777,436	93,976,627	(45,901,910)	346,659,122	587,514,718
Net income	-	-	-	-	34,102,252	-	48,767,085	82,869,337
Appropriated statutory surplus reserves	-	-	-	3,633,729	(3,633,729)	-	-	-
Currency translation adjustment	-	-	-	-	-	(1,275,250)	(627,752)	(1,903,002)
Establishment of Qingtian	-	-	46,782,788	-	-	-	22,979,182	69,761,970
Balance as of June 30, 2024	10,000	1,290	224,784,941	18,411,165	124,445,150	(47,177,160)	417,777,637	738,243,023
Net income	-	-	-	-	16,776,597	-	23,629,853	40,406,450
Appropriated statutory surplus reserves	-	-	-	5,527,854	(5,527,854)	-	-	-
Currency translation adjustment	-	-	-	-	-	(4,396,510)	575,993	(3,820,517)
Balance as of December 31, 2024	10,000	1,290	224,784,941	23,939,019	135,693,893	(51,573,670)	441,983,483	774,828,956

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
UNAUDITED COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$40,406,450	$44,753,805
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	26,133,455	22,741,947
Written off property, plant and equipment	7,306	85,423
Allowance for credit losses	59,370	660,962
Amortization of intangible assets	40,172	52,237
Amortization of land use rights	157,892	101,480
Amortization of right-of-use assets	19,654	18,918
Gain from long-term investment due to equity method	609	2,900
Deferred income taxes	17,006	69,916
Changes in operating assets and liabilities:
Accounts receivable	(16,354,058)	(19,182,167)
Inventories	(7,267,360)	1,156,826
Prepaid expenses and other current assets	(2,998,520)	8,300,871
Other non-current assets	3,114,803	1,927,673
Accounts payable	(8,152,221)	(36,528,236)
Notes payable	-	(1,196,607)
Deferred revenue	(42,552)	(45,814)
Taxes payable	26,238	1,989,476
Other current liabilities	(723,468)	27,090
Lease liabilities	(19,298)	4,332
Contract liabilities	(60,010)	(294,870)
Accrued expenses and other payables	9,761,614	6,295,776
Net cash provided by operating activities	44,127,082	30,941,938

Cash flows from investing activity:
Purchase of property, plant and equipment	(55,797,005)	(5,133,575)
Net cash used in investing activity	(55,797,005)	(5,133,575)

Cash flows from financing activities:
Proceeds from short-term loans	-	4,942,863
Proceeds from long-term loans	-	183,592,065
Repayment of short-term loans	(20,845,709)	-
Repayment of long-term loans	(7,272,694)	(202,736,833)
Deferred offering costs	(468,712)	-
Increase in subsidiary’s capital	-	861,470
Proceed from (Payment to) amount financed from related parties	815,856	(2,956,794)
Net cash used in financing activities	(27,771,259)	(16,297,229)

Effect of exchange rate changes on cash held in foreign currencies	(6,498,123)	3,147,896
Net increase (decrease) in cash and cash equivalents	(45,939,305)	12,659,030
Cash and cash equivalents at beginning of the year	77,298,602	52,580,960
Cash and cash equivalents at end of the year	$31,359,297	$65,239,990

Supplemental disclosures of cash flows information:
Cash paid for income taxes	7,730,675	6,329,819
Cash paid for interest expense	4,908,318	5,037,276

The accompanying notes are an integral part of these combined financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Nature of operations

Xinruixiang Holding Limited (“Xinruixiang HK”, the “Company”) was incorporated in Hong Kong under the Companies Ordinance on November 17, 2020, which is currently not engaging in any active business operations and merely acting as a holding company. The Company is a holding company and conducts its businesses primarily through its subsidiaries and through variable interest entities (“VlE”) and subsidiaries of its VlEs (collectively referred to as the “Group”). The largest shareholder is Mr. Zhou Yongnan (“Mr. Zhou”).

The Group is principally engaged in the distribution and sales of Polyethylene base film, Complex film, Chlorinated Polypropylene base film, Polyethylene optical film, Polyethylene terephthalate optical film, Chlorinated Polypropylene optical film, AB glue, Window film, Release film and sales of plastic parts based in the People’s Republic of China (“PRC” or “China”). Great Future Technology Inc. (“GFT”, the “Company”) was incorporated in the Cayman Islands on March 11, 2025 under the Cayman Islands Companies Act. Great Rich Technologies Limited (“GRT”) is a limited company incorporated in Hong Kong on 11 September 2012. The major business of the Company is operated by subsidiaries, Jiangsu Tongli Optical New Material Group Co., Ltd, Jiang Yin Tong Li Optoelectronic Technology Co., Ltd., Jiangsu Huizhi New Material Technology Co., Ltd. and Shanghai Jianishi New material Co., Ltd in the People’s Republic of China (“PRC”). GFT carries out its business in China through its PRC subsidiaries that are wholly owned by GRT (“WFOE”). Zhejiang Hongyu new material Co., Ltd. and Jiangsu Tongli Optical New Material Group Co., Ltd. are WFOE companies.

Tongli was incorporated on January 18, 2002 in Jiangyin, Jiangsu Province and was owned by Mr. Zhou and Mrs. Pang Meixin (Mr. Zhou’s wife). On 15 November 2013, Mr. Zhou and Mrs. Pang Meixin transferred their 100% shares in Tongli to Jiangsu Tongli for a consideration of RMB 45 million. On 26 November 2015, Tongli received additional investment from Jiangsu Tongli for RMB 40million so that share capital amounts to RMB 85million. On 16 March 2017, as a result of capital injection, Tongli’s Paid-in Capital amounts to RMB 185 million.

Jiangsu Tongli, formerly named Jiangsu Junhui Optical Technology Co., Ltd, was incorporated on 5 July 2013 in Jiangyin, Jiangsu Province and owned by Capital Max Holdings Limited. Capital Max Holdings Limited was incorporated in Hong Kong by Mr. Xu Jingnan. On 10 October 2013, Capital Max Holdings Limited transferred its 100% shares in Jiangsu Tongli to GRT. On 20 April 2016, controlling company additionally invested USD 8.7million in Jiangsu Tongli so that the share capital amounts to RMB 395million. As a result of several capital increase, as of June 30, 2021, the Paid-in Capital amounts to RMB 766 million.

Jiangsu Tongli Optical New Material Group Co., Ltd. invested Suzhou Huiyi New Material Industry Investment Partnership Enterprise (Limited Partnership) (“Suzhou Huiyi New Material”) and had 48.08% of shares in 2019.

GRT was incorporated on 11 September 2012 in Hong Kong and owned by Acota Services Limited (“Acota”). On 18 December 2012, Acota transferred its 100% shares in GRT to Mr. Zhou. On 8 October 2013, Mr. Zhou transferred its 100% shares in GRT to Stonehenge. On 21 December 2015, the Company issued 99,999,900 shares to the shareholders of Stonehenge, the amount paid on each share was HKD 0.3. Hence, the company had 100,000,000shares and paid-in capital was HKD 30,000,070. On 31 January 2016, the Company issued 27,975,429 shares (HKD 11.12/share) to CDIB Capital Asia Partners L.P., New Advantage Holdings Limited, Soaring Elite Limited and JH Prime Success Co., Ltd. Hence, the Company had 127,957,429 shares and paid-in capital was HKD 341,200,907. On April 14, 2016, Stonehenge transferred its 100 shares (HKD 100) to Mr. Zhou. On 1 July 2016, due to reverse stock split, the shares decreased to 50,000,000. On 25 October 2016, the Company was listed in Korean Stock Market (KOSDAQ) and issued 17,375,000 shares at the price of 5,000 KRW for each share, and as a result, the number of shares increased to 67,375,000.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

Contractual arrangements with VIEs

On April 10, 2025, Mr. Zhou Yongnan and Xinruixiang HK entered into (i) the Management Agreement, and (ii) the Security Agreement Over Shares in Great Rich Technologies Limited (collectively the “VIE Agreements”). As of the execution date of the Management Agreements, Mr. Zhou Yongnan owned 31,351,311 ordinary shares of GRT, representing 38.78% of the total issued share capital of GRT, out of which 162,000 shares were held under the name of Haitong International Securities Company Limited, the securities agent of Mr. Zhou Yongnan. As of the execution date of the Management Agreements, Xinruixiang HK owned 9,718,335 ordinary shares of GRT, representing 12.02% of the total issued share capital of GRT which was acquired in the secondary market. On April 28, 2025. Mr. Zhou Yongnan transferred 100% of his shares of Xinruixiang HK to GFT. As GFT is the 100% owner of Xinruixiang HK, this results in GFT having obtained 50.8% of the voting rights over the corporate affairs of GRT. GRT is the direct parent of the PRC operating subsidiaries.

Management Agreement

Pursuant to the Management Agreement, Yongnan Zhou charges all shares he owns in GRT in favor of Xinruixiang, and Mr. Zhou further agrees that all additional shares of GRT to be allotted by GRT from time to time to him or acquired by him from any third party, shall at all times be charged to Xinruixiang. Thus, in addition to exercising control rights associated with its 12.02% equity interest in GRT, through the Management Agreement, Xinruixiang can additionally exercise the rights associated with a 38.78% equity interest in GRT to control the corporate affairs of GRT. This Management Agreement became effective upon signing by Yongnan Zhou and Xinruixiang and may only be terminated as follows: (a) if the intended direct or indirect initial listing of the ordinary shares of GFT on NASDAQ does not take place on or before June 30, 2026 for whatever reason; and (b) If Yongnan Zhou ceases to have any of Yongnan Zhou Shares; provided, however that this Agreement shall not be terminated in the event of (i) a transfer of Yongnan Zhou Shares by reason of applicable laws of inheritance or dissolution of marriage, or (ii) to the extent permitted by applicable law, an involuntary transfer in bankruptcy or insolvency proceeding to or for the benefit of creditors of Yongnan Zhou.

Security Agreement

Pursuant to the Security Agreement Over Shares in Great Rich Technologies Limited, Mr. Yongnan Zhou, as Chargor, pledged his shares in favor of Xinruixiang Holding Limited, as Chargee. Thus, through the Security Agreement Over Shares, in addition to the 12.02% equity interest it directly owns in GRT, Xinruixiang also can enjoy the economic benefits represented by the 38.78% equity interest in GRT held by Mr. Zhou. As GFT is the 100% owner of Xinruixiang, it means that GFT has obtained 50.8% of the voting rights over the corporate affairs of GRT. GRT is the direct parent of the PRC Operating Subsidiaries, and due to the arrangements reflected in the VIE Agreements, GRT is a variable interest entity.

After the completion of the reorganization, since the Company and its subsidiaries resulting from the reorganization are effectively controlled by the same controlling shareholder, Mr. Zhou, they are considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the reorganization transactions had become effective as of the beginning of the first period presented in the accompanying Combined financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong and the Cayman Islands.

As of December 31, 2024, the Company’s consolidated VIE and subsidiaries of the VIEs are as follows:

VIE	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Great Rich Technologies Limited. (“GRT”)	September 11, 2012	Hong Kong, PRC	50.8%

The subsidiaries of VIEs	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Jiangsu Tongli Optical New Material Group Co., Ltd. (“Jiangsu Tongli”)	July 5, 2013	PRC	100%
Jiangyin Tongli Optical Technology Co., Ltd. (“Tongli”)	January 18, 2002	PRC	100%
Jiangsu Huizhi New Material Technology Co., Ltd. (“Huizhi”)	November 9, 2018	PRC	69.81%*
Shanghai Jianishi New Material Co., Ltd. (“Jianishi”)	October 9, 1997	PRC	95%
Jiangyin Zhitong New Material Co., Ltd. (“Zhitong”)	December 25, 2020	PRC	99.0064%
Zhejiang Hongyu new material Co., Ltd. (“Zhejiang Hongyu”)	May 14, 2024	PRC	100%
Qingtian Hongyu new material Co., Ltd. (“Qingtian”)	May 15, 2024	PRC	73.33%

*	Suzhou Huiyi New Material has 29.25% ownership interest of Huizhi. Jiangsu Tongli has 55.75% and 14.06% (29.25%*48.08%) ownership interest of Huizhi directly and indirectly. So totally, Jiangsu Tongli has 69.81%(55.75%+14.06%) of Huizhi.

GRT is listed on the Korea Exchange in Republic of Korea (stock code: 900290) and its consolidated financial statements have been issued and available for public use.

Risks in relation to the VIE structure

The Group believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with Hong Kong laws and regulations and are legally enforceable. However, uncertainties in the Hong Kong legal system could limit the Group’s ability to enforce the above contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of Hong Kong and PRC laws and regulations, the Hong Kong and PRC government could:

●	limit the Group’s business expansion in Hong Kong and PRC by way of entering into contractual arrangements;

●	impose additional conditions or other requirements with which the Group’s may not be able to comply;

●	require the Group’s subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

Summary financial information of the Group’s VIE and its subsidiaries:

	As of December 31, 2024	As of June 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,353,658	$77,292,964
Accounts receivable, net	251,753,093	235,458,405
Inventories	23,376,400	16,109,040
Prepaid expenses and other current assets	17,545,145	14,546,625
TOTAL CURRENT ASSETS	$324,028,296	$343,407,034

NON-CURRENT ASSETS:
Property, plant and equipment, net	$859,858,668	$828,654,042
Intangible assets, net	143,491	190,682
Land use rights, net	12,043,484	12,287,643
Right-of-use assets	41,996	61,650
Long-term Investment	8,508,487	8,546,672
Goodwill	4,219,445	4,238,083
Deferred offering costs	967,114	498,402
Deferred tax assets	44,166	32,075
Other non-current assets	22,112,407	25,227,212
TOTAL NON-CURRENT ASSETS	$907,939,258	$879,736,461
TOTAL ASSETS	$1,231,967,554	$1,223,143,495

LIABILITIES
ACURRENT LIABILITIES:
Short term loans	$4,794,980	$25,456,847
Long-term loans due within one year	179,423,738	5,504,183
Accounts payable	42,687,706	50,839,927
Accrued expenses and other payables	50,373,155	40,611,542
Taxes payable	4,359,662	4,333,424
Contract liabilities	1,819	61,829
Amounts due to related parties	6,230,735	5,414,879
Other current liabilities	927,030	1,650,498
Lease liabilities	37,576	38,526
Deferred revenue	82,200	82,563
TOTAL CURRENT LIABILITIES	$288,918,601	$133,994,218

NON-CURRENT LIABILITIES:
Long term loans	$167,884,249	$350,539,066
Lease liabilities	6,152	24,500
Deferred revenue	205,499	247,688
Deferred tax liabilities	122,764	93,667
TOTAL NON-CURRENT LIABILITIES	$168,218,664	$350,904,921
TOTAL LIABILITIES	$457,137,265	$484,899,139

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities (cont.)

	For the six months ended December 31,
	2024	2023
Total Revenue	$361,185,966	$318,986,201
Net income	40,406,450	44,753,841
Net cash provided by operating activities	44,127,082	30,941,975
Net cash used in investing activity	(55,797,005)	(5,133,575)
Net cash used in financing activities	(27,771,260)	(13,297,230)
Effect of exchange rate changes on cash held in foreign currencies	(6,498,123)	3,147,896
Net increase (decrease) in cash and cash equivalents	(45,939,306)	15,659,066
Cash and cash equivalents at beginning of the year	77,292,964	49,575,286
Cash and cash equivalents at end of the year	$31,353,658	$65,234,352

For the six months ended December 31, 2024 and 2023, net cash provided from financing activities in the VIEs consist of: i) net repayments to the Group companies, amounting to $28.1 million and $202.7 million, respectively, ii) net borrowing from the Group companies’ loans of Nil and $188.5 million, respectively, iii) deferred offering costs of $0.5 million and nil, respectively, and iv) increase in capital to the Group companies of Nil and $0.9 million, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately $263.0 million and $224.8 million as of December 31, 2024 and June 30, 2024, respectively, as well as certain non-distributable statutory reserves amounting to $23.9 million and $18.4 million as of December 31, 2024 and June 30, 2024, respectively.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of combination

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying combined financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented.

The combined financial statements include the financial statements of the Company and its subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon combination. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. For subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the combined balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 49.2% equity interest in GRT,30.19% equity interest in Huizhi (Suzhou Huiyi has 29.25% ownership interest of Huizhi, Jiangsu Tongli has 55.75% and 14.06% (29.25%*48.08%) ownership interest of Huizhi directly and indirectly. So totally, Jiangsu Tongli has 69.81% (55.75%+14.06%) of Huizhi), 5% equity interest in Jianishi as of December 31, 2024 and June 30, 2024, 1.1916% equity interest in Zhitong as of December 31, 2024 and June 30, 2024, and 26.67% equity interest in Qingtian Hongyu as of December 31, 2024 and June 30, 2024.

Use of estimates

The preparation of combined financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the combined balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s combined financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements.

Foreign currency translation and transaction

The reporting currency and functional currency of the Company is the United States Dollar (“US$”). The functional currency of Xinruixiang HK is the Hong Kong dollars (“HKD”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the combined statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in combined statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and June 30, 2024 were translated at RMB7.2993 to $1.00 and RMB7.2672 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The currency translation rates applied to statements of operations for the six months ended December 31, 2024 and 2023 were RMB 7.1957 to $1.00 and RMB 7.0809 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 2024 and June 30, 2024, cash and cash equivalents balances were $31,359,297 and $77,298,602, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,500) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on July 1, 2022 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for credit losses consider factors such as historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses and other current assets

Prepaid expense and other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2024 and June 30, 2024, the Company’s other current assets were not impaired.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Machinery Equipment	3 to 10 years
Motor Vehicles	3 to 10 years
Electronic and other Equipment	3 to 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the combined statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Construction in progress

Construction in progress is comprised primarily of the new production line that the company is building. As of December 31, 2024 and June 30, 2024, the construction in progress assets were related to the new production line for the Company. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included in property and equipment and is amortized over the life of the related assets.

Intangible assets, net

Intangible assets are software and the trademark right purchased by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated 5 to 10-year useful lives:

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or Company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use rights is 50 years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and June 30, 2024, impairment of long-lived assets was nil.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Long-term investments

The Company invests from time to time in equity securities of private companies. If the Company determines that the Company has control over these companies, the Company includes them in the combined financial statements. If the Company determines that the Company does not have control over these companies, the Company then determines if the Company has an ability to exercise significant influence via voting interests, board representation or other business relationships.

The Company accounts for the investments where the Company exercises significant influence using either an equity method of accounting or at fair value by electing the fair value option under Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments. If the fair value option is applied to an investment that would otherwise be accounted for under the equity method, the Company applies it to all its financial interests in the same entity (equity and debt, including guarantees) that are eligible items. All gains and losses from fair value changes, unrealized and realized, are presented as changes in fair values of equity and long-term investments, net on the combined statements of operations and comprehensive income.

If the Company concludes that it does not have an ability to exercise significant influence over an investee, the Company may elect to account for the security without a readily determinable fair value using the measurement alternative under ASC Topic 312, Investments — Equity Securities. This measurement alternative allows the Company to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Company’s long-term investments are equity method investments. Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into net loss and accordingly adjusts the carrying amount of the investment. The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that any other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investment.

An Impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of December 31, 2024 and June 30, 2024, the Company had no impairment for long-term investments.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the six months ended December 31, 2024 and 2023, the Group had no impairment for goodwill.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Operating leases

The Company adopted the Topic 842 on April 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the combined financial statements.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the combined balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use assets as of December 31, 2024 and June 30, 2024.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, lease liabilities, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and June 30, 2024.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the combined financial statements for the six months ended December 31, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the goods or services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended December 31, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

Revenue from sales of films goods

The Company generates revenue by selling films goods used in semiconductors, chemicals, secondary batteries, vehicles and other fields to customers. The Company enters into contracts with customers as a principal. These contracts contain a single performance obligation with standard quality assurance, that is, to transfer products or accessories to customers in exchange for consideration. The pricing and payment terms stipulated in the contract are fixed. Usually, the Company provides commercial customers with a credit period of 30-120 days.

According to ASC 606, for each performance obligation, an entity shall determine at contract inception whether it satisfies the performance obligation over time or satisfies the performance obligation at a point in time. The Company recognizes revenue at a point in time, when the control of the products has been transferred to the customer. When the customer accepts and receives the product, the transfer of control is considered complete. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

As of December 31, 2024 and June 30, 2024, liabilities for return allowance were not material to the combined financial statements.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the six months ended December 31, 2024 and 2023 are as follows:

	For the six months ended December 31,
	2024	2023
Revenue from sales of film-Semiconductor	$40,134,722	$51,956,095
Revenue from sales of film-Chemical	23,491,949	22,285,006
Revenue from sales of film-Home product	28,459,335	17,404,953
Revenue from sales of film-Secondary battery	66,398,810	82,825,975
Revenue from sales of film-Vehicle	95,344,707	69,609,017
Revenue from sales of film-Display	67,947,271	36,944,242
Revenue from sales of film-MLCC	35,094,549	33,664,636
Revenue from sales of film-Nano material	3,728,003	4,024,471
Others	586,620	271,806
Total revenue	$361,185,966	$318,986,201

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment and (iv) salaries of production personnel and manufacturing expenses related to production.

Selling expenses

Selling expenses include (i) transportation expenses incurred in connection with the sale of goods, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as business entertainment expenses.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Company’s administrative personnel, (ii) depreciations and amortizations, (iii) Professional fee, (iv) entertainment expenses are used for business operation, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

The Company undertakes all internal research and development expenses, mainly including the cost of materials used for experiments, employee costs, depreciation and amortization of equipment, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $10,097,433 and $9,185,117 for the six months ended December 31, 2024 and 2023, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of December 31, 2024 and June 30, 2024, the balance of the required statutory reserves was $23,939,019 and $18,411,165, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on December 31, 2024 and June 30, 2024.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and June 30, 2024.

Comprehensive income

Comprehensive income defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income included net income and foreign currency translation adjustments that are presented in the combined statements of comprehensive income.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and June 30, 2024, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and June 30, 2024, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including the Company, are gradually returning to normal. However, the Company is uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and resurgence of the COVID-19 pandemic and any other adverse public health developments may temporarily adversely impact the Company’s operating activities. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024 and June 30, 2024, the aggregate amounts of cash of $31,359,297 and $77,298,602, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations. Refer to “Note 22. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the six months ended December 31, 2024 and 2023.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s combined financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Accounts receivable	$252,696,707	$236,342,649
Less: allowance for credit losses	(943,614)	(884,244)
Accounts receivable, net	$251,753,093	$235,458,405

The Company accrued $59,370 allowance for credit losses for the six months ended December 31, 2024.

The Company accrued $669,856 allowance for credit losses for the six months ended December 31, 2023.

As of the report date, all accounts receivable as of December 31, 2024 have been recovered.

Changes of allowance for credit losses are as follows:

	As of December 31, 2024	As of June 30, 2024
Beginning balance	$884,244	$-
Additions	59,370	884,244
Ending balance	$943,614	$884,244

Note 4. Inventories

Inventories consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Raw materials	$14,502,728	$9,666,462
Finished goods	8,873,672	6,442,578
Total inventory	$23,376,400	$16,109,040

For the six months ended December 31, 2024 and 2023, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Prepayment to suppliers	$899,750	$703,592
Interest receivable	3,288,665	2,484,569
VAT receivable	10,087,072	11,152,615
Amounts due from third party	2,945,488	-
Prepaid expense	106,221	6,094
Others	217,949	199,755
Total Prepaid expenses and other current assets	$17,545,145	$14,546,625

For the six months ended December 31, 2024 and 2023, the Company recorded no allowance for Prepaid expenses and other current assets.

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Building	$314,884,641	$315,131,382
Machinery Equipment	439,656,539	408,007,699
Motor Vehicles	1,299,178	1,377,124
Electronic and Other Equipment	3,055,182	3,220,832
Construction in Progress	248,534,000	223,400,737
Subtotal	$1,007,429,540	$951,137,774
Less: accumulated depreciation	(147,570,872)	(122,483,732)
Total	$859,858,668	$828,654,042

Depreciation expenses for the six months ended December 31, 2024 and 2023 were $26,133,455 and $22,741,947, respectively.

As of December 31, 2024, the building, machinery equipment and construction in progress with carrying value of $289,092,287 have been pledged for the purpose of obtaining bank loans.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 7. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Trademark	$10,241	$10,286
Software	492,367	501,322
Subtotal	502,608	511,608
Less: accumulated amortization	(359,117)	(320,926)
Intangible asset, net	$143,491	$190,682

Amortization expenses for the six months ended December 31, 2024 and 2023 were $40,172 and $52,237, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$46,352
Fiscal year 2026	77,429
Fiscal year 2027	8,262
Fiscal year 2028	2,540
Fiscal year 2029	2,540
Thereafter	6,368
Total	$143,491

Note 8. Land use rights, net

Land use rights, net, consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Land use rights	$14,395,839	$14,550,660
Less: accumulated amortization	(2,352,355)	(2,263,017)
Land use rights, net	$12,043,484	$12,287,643

Amortization expenses were $157,892 and $101,480 for the six months ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and June 30, 2024, the land use rights with carrying value of $8,866,166 and $9,013,586 have been pledged for the purpose of obtaining bank loans.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Land use rights, net (cont.)

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$334,742
Fiscal year 2026	334,742
Fiscal year 2027	334,742
Fiscal year 2028	334,742
Fiscal year 2029	334,742
Thereafter	10,369,774
Total	$12,043,484

Note 9. Lease

The Company leases offices under non-cancellable operating leases, with terms ranging from one to three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

As of December 31, 2024 and June 30, 2024, the remaining lease term was an average of 1.08 years and 1.58 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor are they available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on weighted average borrowing rate for bank loans in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.20% per annum as of December 31, 2024 and June 30, 2024, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of December 31, 2024	As of June 30, 2024
Right-of-use assets under operating leases	$41,996	$61,650
Lease liabilities, current	37,576	38,526
Lease liabilities, non-current	6,152	24,500
Total lease liabilities	$43,728	$63,026

The following table presents operating lease cost reported in the combined statements of operations and comprehensive income related to the company’s leases:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Operating lease cost	$19,654	$18,918
Total	$19,654	$18,918

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Lease (cont.)

The following table presents maturity of lease liabilities as of December 31, 2024:

Twelve months ending June 30,	As of December 31, 2024
2025	$41,006
2026	1,672
Total future minimum lease payments	42,678
Less: imputed interest	(1,050)
Total	$43,728

Note 10. Long term investment

Suzhou Huiyi New Material Industry Investment Partnership Enterprise (Limited Partnership) (“Suzhou Huiyi New Material”) is a corporation established to invest in Huizhi, a subsidiary of the Company. Jiangsu Tongli invested RMB 625,000,000 (approximately $85,624,649) to Suzhou Huiyi New material and had 48.08% of shares in 2019. Meanwhile, the Suzhou Huiyi new material in vested RMB1,170,000,000 (approximately $160,289,343), which is 90% of the capital RMB 1,300,000,000 (approximately $178,099,270), to Huizhi New Material. As for RMB 562,500,000 (approximately $77,062,184), which was re-invested in Huizhi New Material by Zunhui, it was classified as investment in subsidiary, and as for RMB 62,500,000(approximately $8,562,465), which was not re-invested; it was classified as investment in associates. The Company recognized loss on equity method investments of $609 and $2,900 for the six months ended December 31,2024 and 2023, respectively.

Note 11. Significant acquisition

Acquisition of Jianishi

Jianishi mainly engages in the sales of film and was established on October 9, 1997. On July 1, 2019, the former shareholders transferred 95% of the equity interest in Jianishi to Tongli for a cash consideration of RMB 83.6 million (approximately $12.21 million). Upon the completion of the transactions, the Company held 95% equity interest in Jianishi and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
Net assets acquired(i)	$213,627
Goodwill	12,003,750
Non-controlling interests(ii)	(10,681)
$12,206,696

(i)	Net assets acquired primarily included cash in bank of RMB171,570 (approximately $25,051), account receivables and other receivables of RMB 1,291,500 (approximately $188,576) as of the date of acquisition.
(ii)	The shares of non-controlling party for Shanghai Jianishi New Material Co., Ltd is 5% and the identifiable fair value of net assets at acquisition date is RMB 73,154 (approximately $10,681).

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11. Significant acquisition (cont.)

Goodwill arising from this acquisition was attributable to synergies expected from the combined operations of Jianishi and the Company such as the expansion of the business area and the acquisition of new customers through the distribution channel resources. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Acquisition of Zhitong

Zhitong mainly engages in the sales of automotive film and was established on December 25, 2020. On February 1, 2023, the former shareholders transferred 95% of the equity interest in Zhitong to Tongli for a cash consideration of RMB 23.84 million (approximately $3.75 million). Upon the completion of the transactions, the Company held 95% equity interest in Zhitong and it became a consolidated subsidiary of the Company. On May 5, 2023, the Company injected further cash capital of RMB 100 million (approximately $14.47 million) and the Company’s equity interest in Zhitong increased to 99.0064%.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
Net assets acquired(i)	$3,867,728
Goodwill	73,503
Non-controlling interests(ii)	(193,386)
$3,747,845

(i)	Net assets acquired primarily included cash in bank of RMB2,492,758 (approximately $391,881) and land use rights of RMB 22,109,862 (approximately $3,475,847) as of the date of acquisition.
(ii)	The shares of non-controlling party for Zhitong is 5% and the identifiable fair value of net assets at acquisition date is RMB 1,230,131 (approximately $193,386).

Goodwill arising from this acquisition was attributable to synergies expected from the combined operations of Jianishi and the Company such as the assembled workforce, its knowledge and experience in the product development. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

Note 12. Goodwill

Changes in the carrying amount of goodwill for the six months ended December 31, 2024 and for the year ended June 30, 2024 were as follows:

Amount
Balance as of June 30, 2023	$5,924,090
Impairment loss	(1,682,864)
Foreign currency translation adjustments	(3,143)
Balance as of June 30, 2024	4,238,083
Foreign currency translation adjustments	(18,638)
Balance as of December 31, 2024	$4,219,445

Gross goodwill balances were $4.22 million and $4.24 million as of December 31, 2024 and June 30, 2024, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 13. Other non-current assets

Other non-current assets consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Amounts due from third party	$22,112,407	$25,227,212
Total other non-current assets	$22,112,407	$25,227,212

Amounts due from third party relate to deposits security for bank loans according to the China banking requirement and there are six certificates of deposits in total. These amounts earning with interest rate of 3.30% and 3.55% respectively. The principal will be fully received by the Company upon the bank loan expires and the deposits will mature in August 2026.

Note 14. Loans

Short-term loans

Short term loans consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Industrial and Commercial Bank of China	$4,794,980	$4,816,160
Citic Bank of China	-	2,752,092
Agricultural Bank of China	-	17,888,595
Total	$4,794,980	$25,456,847

On June 12, 2024, the Company entered into loan agreements with Industrial and Commercial Bank of China with a maturity date of June 10, 2025.As of June 30, 2024, the Company has drawn down $4,816,160 under these agreements, which are subjected to a fixed interest rate of 4.785% per annum. The loans were guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Mr. Zhou Yongnan, Ms. Pang Meixin, Mr. Zhou Chaofeng, and Ms. Zhou Jie and pledged by buildings and land use rights of the Company. The decrease from June 30, 2024 to December 31, 2024 was mainly due to the change in the exchange rate.

On March 8, 2024, the Company entered into a loan agreement with Citic Bank of China with a maturity date of November 30, 2024. As of June 30, 2024, the Company has drawn down $2,752,092 under this agreement, which is subjected to a fixed interest rate of 3.85% per annum. The loan was guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Jiangsu huizhi new material technology Co., Ltd., Mr. Zhou Yongnan, and Ms. Pang Meixin. On November 30, 2024, the company repaid the loan in full.

On January 4, 2024, January 5, 2024, January 8, 2024, and January 9, 2024, the Company entered into four loan agreements with Agricultural Bank of China with maturity dates of January 3, 2025, January 4, 2025, January 7, 2025, and January 8, 2025. As of June 30, 2024, the Company has drawn down $17,888,595 under these agreements, which are subjected to a fixed interest rate of 4.8% per annum. The loan was pledged by buildings and land use rights of the Company. On December 30, 2024, the company repaid the loan in full.

For the six months ended December 31, 2024 and 2023, the interest expense on short-term loans amounted to $628,961 and $694,951, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Loans (cont.)

Long-term loans

	As of December 31, 2024	As of June 30, 2024
Construction Bank of China	$48,714,860	$49,501,011
Bank of Nanjing	24,357,428	24,750,505
Agricultural Bank of China	12,178,716	12,375,253
Hua Xia Bank	12,178,716	12,375,253
Bank of Jiangsu	30,446,783	30,938,130
Bank of Suzhou	12,178,716	12,375,253
Bank of China	12,178,716	12,375,253
Bohai Bank	23,870,282	24,255,496
Zhuhai Geyun Industrial Co., LTD	68,499,719	68,802,290
Jinshi Manufacturing Transformation and Upgrading New Materials Fund (Limited Partnership)	68,499,719	68,802,290
Hainan Huakun Venture Capital Partnership (Limited partnership)	13,699,944	13,760,458
Zhu Minghui	9,589,961	9,632,321
Zhang Luwu	6,849,972	6,880,229
Hangzhou Mingcheng Zhihui Phase I Equity Investment Partnership (Limited partnership)	4,064,455	6,880,229
Huahao Shangjia No. 5 (Shenzhen) Investment Partnership (Limited Partnership)	-	2,339,278
Subtotal of long-term loans	347,307,987	356,043,249
Less: current portion	(179,423,738)	(5,504,183)
Long-term loans – non-current portion	$167,884,249	$350,539,066

The Company’s long-term loans are primarily used for working capital purposes and bear interest rate of 3% ~ 4.65% per annum, with a weighted average interest rate of 4.21% per annum.

On June 18, 2021, the Company entered into eight loan agreements with Construction Bank of China, Bank of Nanjing, Agricultural Bank of China, Hua Xia Bank, Bank of Jiangsu, Bank of Suzhou, Bank of China, and Bohai Bank with a maturity date of May 17, 2027. The loans bear a fixed interest rate of 4.65% per annum. The loans were guaranteed by Jiangsu Tongli Optical New Materials Group Co., Ltd., Great Rich Technologies Limited, Jiangsu Junhui New Material Group Co., Ltd., Mr. Zhou Yongnan, Ms. Pang Meixin, and Ms. Zhou Dan and pledged by buildings, machines, land use rights of the company and deposit of the third party.

On December 2, 2021, November 2, 2021 and November 4, 2021, December 3, 2021, November 9, 2021, December 1, 2021, December 1, 2021, and December 1, 2021, the Company entered into loan agreements with Zhuhai Geyun Industry Co., Ltd., Jinshi Manufacturing Industry Transformation and Upgrade New Material Fund (Limited Partnership), Hainan Huakun Venture Capital Partnership (Limited Partnership), Zhu Minghui, Zhang Luwu, Hangzhou Mingcheng Zhihui Phase I Equity Investment Partnership (Limited Partnership), and Huahao Shangjia No.5 (Shenzhen) Investment Partnership (Limited Partnership) with a maturity date of November 15, 2025. These loans bear a fixed interest rate of 2% per annum for the first year and 3% per annum for the rest years. The loans were guaranteed by Mr. Zhou Yongnan.

For the six months ended December 31, 2024 and 2023, the interest expense on long-term loans amounted to $4,279,357 and $4,342,325, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 15. Accounts payable

Accounts payable consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Account payable to the suppliers	$42,687,706	$50,839,927
Total accounts payable	$42,687,706	$50,839,927

Note 16. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Payroll and benefit payable	$10,267,284	$8,004,767
Equipment payable	25,297,691	19,535,266
Interest payable	12,041,355	9,480,155
Transportation expense	1,680,141	3,232,212
Water and electricity expenses	445,524	272,581
Others	641,160	86,561
Total	$50,373,155	$40,611,542

Note 17. Deferred revenue

Deferred revenue consisted of the following:

	As of December 31, 2024	As of June 30, 2024
Government grant-Current	$82,200	$82,563
Government grant-Non current	205,499	247,688
Total deferred revenue	$287,699	$330,251

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 18. Related party transactions and balances

1)	Nature of relationships with related parties

Name	Relationship with the Company
Zhou Yongnan	Representative director of the Company
Pang Meixin	The wife of Mr. Zhou Yongnan
Zhou Yonggao	The brother of Mr. Zhou Yongnan
Zhou Dan	The legal representative of Huizhi
Zhou Ting	Daughter of Mr. Zhou Yongnan
Jiangyin Junchi New Material Technology Co.,Ltd	Controlled by Mr. Zhou Yonggao
Jiangyin Suda Huicheng Composite Material Co., Ltd	Controlled by Mr. Zhou Yonggao
Jiangsu Gaochi New material Co.,Ltd	Controlled by Mr. Zhou Yonggao
Vision Technology Investment Limited	Controlled by Mr. Zhou Yonggao

2)	Balances with related parties

-	Due to related parties

	As of December 31, 2024	As of June 30, 2024
Zhou Yongnan	$582,948	$615,285
Vision Technology Investment Limited	5,641,972	4,071,828
Jiangyin Junchi New Material Technology Co., Ltd.	-	721,895
Zhou Ting	12,787	12,842
Total	$6,237,707	$5,421,850

Amounts due to related parties relate to borrowing transactions between the Company and its related parties. This amount was unsecured, due on demand, and interest free. The principal will be fully repaid by the Company when it expires.

3)	Related party transactions

The following table summarizes purchase transactions with the Company’s related parties:

		For the six months ended December 31,
Transaction Types	Name of related parties	2024	2023
Purchase	Jiangyin Junchi New Material Technology Co., Ltd.	$-	$1,469,630
Total		$-	$1,469,630

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

GRT was incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. For the six months ended December 31, 2024 and 2023, GRT provided provision of income tax expenses of nil.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The Company’s subsidiary, Tongli, was qualified as a HNTE in November 2021. Therefore, Tongli was eligible to enjoy a preferential tax rate of 15% from November 2021 to November 2024. Huizhi, was qualified as a HNTE in October 2022. Huizhi was eligible to enjoy a preferential tax rate of 15% from October 2022 to October 2025.

The provision for income tax consisted of the following:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Current income tax expenses	$7,963,538	$8,548,705
Deferred income tax benefits	(169,332)	(182,080)
Total income tax expenses	$7,794,206	$8,366,625

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Income taxes (cont.)

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the six months ended December 31, 2024	For the six months ended December 31, 2023
Income before income tax expenses	$48,200,656	$53,120,430
Income tax computed at statutory EIT rate (25%)	12,050,164	13,280,108
Tax effect of preferential tax treatments	(5,161,000)	(5,661,815)
Income tax effect on accumulated loss not realizable	895,872	863,830
Others	9,170	(115,498)
Total	$7,794,206	$8,366,625

The significant components of deferred tax assets were as following:

	As of December 31, 2024	As of June 30, 2024
Deferred tax assets	$44,166	$32,075
Total deferred tax assets	$44,166	$32,075

The significant components of deferred tax liabilities were as following:

	As of December 31, 2024	As of June 30, 2024
Deferred tax liabilities	$122,764	$93,667
Total deferred tax liabilities	$122,764	$93,667

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 20. Equity

Ordinary Shares

The Company is authorized to issue 10,000 Ordinary Shares with par value of HK$1 each.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2024 and June 30, 2024, the balance of the required statutory reserves was $23,939,019 and $18,411,165, respectively.

Note 21. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2024 and June 30, 2024, amounts restricted were the paid-in-capital and statutory reserve of the PRC entities, which amounted to $234,895,371 and $229,711,129, respectively.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 22. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customer accounting for greater than 10% of the Company’s revenue for the six months ended December 31, 2024 and 2023.

For the six months ended December 31, 2024 and 2023, no supplier accounting for greater than 10% of the purchases made by the Company.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s combined results of operations and financial condition.

Note 23. Commitments and Contingencies

Commitments

The Company entered into some construction contracts in connection with the construction of the new factory. The capital commitment is $111,249,150 as of December 31, 2024.

Except the commitment above, no other commitments which had a material impact on the Company was identified through the date of issuance of the financial statements.

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 24. Subsequent events

Business Combination Agreement

On October 21, 2024, Flag Ship Acquisition Corporation (“Flag Ship”) entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with Great Rich Technologies Limited, a public limited company incorporated under the laws of Hong Kong, and GRT Merger Star Limited, a Cayman Islands company limited by shares and a wholly-owned subsidiary of GRT.

On April 18, 2025, pursuant to the Merger agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement. The Termination Agreement also provides that each other agreement among the parties relating to the GRT Merger Agreement is automatically terminated concurrently with the termination of the GRT Merger Agreement. On April 18, 2025, Flag Ship entered into an Agreement and Plan of Merger (the “GFT Merger Agreement”) with Great Future Technology Inc., a Cayman Islands exempted company limited by shares and GFT Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of GFT (“Merger Sub”). The Merger Agreement replaces and supersedes the GRT Merger Agreement described above.

Pursuant to the GFT Merger Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Merger Agreement, Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of GFT.

The aggregate consideration for the acquisition merger is $400,000,000, payable in the form of 40,000,000 issued parent ordinary shares valued at $10.00 per share to GRT and its shareholders. One ordinary share of GRT payable in common Shares of GFT for each such Company Share.

The Company has analyzed, in accordance with ASC 855-10, its operations subsequent from December 31, 2024 to September 19, 2025, which is the date that these combined financial statements were available to be issued, and has determined that there are no additional material subsequent events to disclose in these combined financial statements other than noted above.

Note 25. Condensed Financial Information of the Parent Company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of combined subsidiaries exceed 25 percent of combined net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the combined net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of combined subsidiaries shall mean that amount of the Company’s proportionate share of net assets of combined subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s combined financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2024 and June 30, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the combined financial statements, if any.

XINRUIXIANG HOLDING LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 25. Condensed Financial Information of the Parent Company (Cont.)

Condensed parent company balance sheets

	As of December 31, 2024	As of June 30, 2024
ASSETS
CURRENT ASSETS:
NON-CURRENT ASSETS:
Long-term Investment	$332,845,473	$320,465,386
TOTAL NON-CURRENT ASSETS	$332,845,473	$320,465,386
TOTAL ASSETS	$332,845,473	$320,465,386

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Ordinary Share, HK$1 par value, 10,000 shares authorized; 10,000 shares issued and outstanding*	$1,290	$1,290
Additional paid-in capital	224,784,941	224,784,941
Statutory reserve	23,939,019	18,411,165
Accumulated other comprehensive income	(51,573,670)	(47,177,160)
Retained earnings	135,693,893	124,445,150
TOTAL SHAREHOLDERS’ EQUITY	$332,845,473	$320,465,386

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$332,845,473	$320,465,386

*	The share amounts are presented on a retrospective basis.

Condensed parent company statements of operations

	For the Six Months Ended December 31,
	2024	2023
Operating expenses:
Share of income of subsidiaries	$16,776,597	$18,751,708

Net income	$16,776,597	$18,751,708
Comprehensive income
Net income	$16,776,597	$18,751,708
Foreign currency translation adjustments	(4,396,510)	10,439,721
Comprehensive income	$12,380,087	$29,191,429

Condensed Statements of Cash Flows

The Parent Company had no cash activities for the six months ended December 31, 2024 and 2023.

FLAG SHIP ACQUISITION CORPORATION

Financial Statements

For The Years Ended December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Flag Ship Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Flag Ship Acquisition Corporation, (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency and has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company’s business plan is dependent on the completion of a business combination within a prescribed period of time and if not completed will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Houston, Texas

March 4, 2025 except for Notes 1 and 9 which are dated April 25, 2025

FLAG SHIP ACQUISITION CORPORATION

BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31, 2024	December 31, 2023
ASSETS
Current asset:
Cash	$76,747	$116,210
Prepayments and deposits	95,737	4,338
Total current assets	172,484	120,548

Deferred offering costs	-	30,000
Investments held in trust account	70,799,136	-
TOTAL ASSETS	$70,971,620	$150,548

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accrued liabilities	$34,370	$-
Promissory notes – related party	677,851	433,554
Total current liabilities	712,221	433,554

Deferred underwriting compensation	1,725,000	-
TOTAL LIABILITIES	2,437,221	433,554

Commitments and contingencies
Ordinary shares subject to possible redemption, 6,900,000 and 0 shares issued and outstanding at redemption value of $10.26 and $0 at December 31, 2024 and 2023, respectively	70,799,136	-

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 1,963,000 and 1,725,000 shares issued and outstanding (excluding 6,900,000 and 0 shares, subject to possible redemption as of December 31, 2024 and 2023, respectively)	1,963	1,725
Additional paid in capital	-	23,275
Accumulated deficit	(2,266,700)	(308,006)
Total Shareholders’ deficit	(2,264,737)	(283,006)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$70,971,620	$150,548

See accompanying notes to financial statements.

FLAG SHIP ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2024	2023
Formation, general and administrative expenses	$(889,298)	$(62,399)

Other income:
Dividend income earned in investments held in Trust Account	1,799,136	-
Total other income, net	1,799,136	-

Income (loss) before income taxes	909,838	(62,399)

Income taxes	-	-

NET INCOME (LOSS)	$909,838	$(62,399)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	3,657,377	-
Basic and diluted net income per ordinary shares subject to possible redemption	$0.17	$-

Basic and diluted weighted average shares outstanding, ordinary shares attributable to Flag Ship Acquisition Corporation	1,851,153	1,500,000
Basic and diluted net income (loss), ordinary shares attributable to Flag Ship Acquisition Corporation	$0.17	$(0.03)

See accompanying notes to financial statements.

FLAG SHIP ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ended December 31, 2024
	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	No. of shares	Amount	capital	deficit	deficit
Balance as of January 1, 2024	1,725,000	$1,725	$23,275	$(308,006)	$(283,006)
Sale of units in initial public offering, net of offering costs	6,900,000	6,900	65,520,667	-	65,527,567
Sale of units to the founder in private placement	238,000	238	2,379,762	-	2,380,000
Initial classification of ordinary shares subject to possible redemption	(6,900,000)	(6,900)	(64,660,391)	-	(64,667,291)
Allocation of offering costs to ordinary shares subject to redemption	-	-	3,231,709	-	3,231,709
Accretion of carrying value to redemption value	-	-	(6,495,022)	(1,069,396)	(7,564,418)
Subsequent remeasurement of ordinary shares subject to redemption	-	-	-	(1,799,136)	(1,799,136)
Net income for the year	-	-	-	909,838	909,838
Balance as of December 31, 2024	1,963,000	$1,963	$-	$(2,266,700)	$(2,264,737)

	Year ended December 31, 2023
	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	No. of shares	Amount	capital	deficit	deficit
Balance as of January 1, 2023	1,725,000	$1,725	$23,275	$(245,607)	$(220,607)
Net loss for the year	-	-	-	(62,399)	(62,399)
Balance as of December 31, 2023	1,725,000	$1,725	$23,275	$(308,006)	$(283,006)

See accompanying notes to financial statements.

FLAG SHIP ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$909,838	$(62,399)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Dividend income earned in investments held in trust account	(1,799,136)	-
Change in operating assets and liabilities
Deferred offering cost	30,000	-
Prepayments and deposits	(91,399)	133
Accrued liabilities	34,370	(4,512)
Due to related party	40,000	-
Net cash used in operating activities	(876,327)	(66,778)

Cash flows from investing activities:
Proceeds deposited in Trust Account	(69,000,000)	-
Net cash used in investing activities	(69,000,000)	-

Cash flows from financing activities:
Proceed from public offering, net of offering costs	67,252,567	-
Proceed from private placement	2,380,000	-
Advances from a related party	637,851	580
Repayment to a related party	(433,554)	-
Net cash provided by financing activities	69,836,864	580

NET CHANGE IN CASH	(39,463)	(66,198)
CASH, BEGINNING OF PERIOD	116,210	182,408
CASH, END OF PERIOD	$76,747	$116,210

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial classification of ordinary shares subject to possible redemption	$64,667,291	$-
Allocation of offering costs to ordinary shares subject to possible redemption	$3,231,709	$-
Accretion of carrying value to redemption value	$7,564,418	$-
Subsequent remeasurement of ordinary shares subject to possible redemption	$1,799,136	$-
Accrued underwriting compensation	$1,725,000	$-

See accompanying notes to financial statements.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS BACKGROUND

Flag Ship Acquisition Corporation (the “Company”) is a blank check incorporated company incorporated in the Cayman Islands on May 14, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not yet commenced any operations. All activities through December 31, 2024 relate to the Company’s formation and the initial public offering (the “Initial Public Offering”). Since the Initial Public Offering, the Company’s activity has been limited to the evaluation of business combination candidates. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and interest income from the investments held in trust account. The Company has selected December 31 as its fiscal year end.

Financing

The registration statement for the Company’s Initial Public Offering was declared effective on June 17, 2024. On June 20, 2024, the Company consummated the Initial Public Offering of 6,900,000 units (the “Public Units”), which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Public Unit, generating gross proceeds of $69,000,000 to the Company. Each Public Unit consists of one ordinary share and one right (“Public Rights”). Each whole Public Right will entitle the holder to receive one-tenth (1/10) ordinary share upon consummation of initial business combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 238,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Whale Management Corporation (the “Sponsor”), generating gross proceeds of $2,380,000 to the Company. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-tenth (1/10) ordinary share upon consummation of the initial business combination.

Transaction costs amounted to $3,448,233, consisting of $1,380,000 of underwriting commissions, $1,725,000 of deferred underwriting commissions and $343,233 of other offering costs.

Trust Account

The aggregate amount of $69,000,000 ($10.00 per Public Unit) held in a trust account (“Trust Account”) established for the benefit of the Company’s public shareholders and maintained by Wilmington Trust National Association, acting as trustee, will be invested only in U.S. government treasury bills, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the funds in the Trust Account will not be released until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to (A) modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within 12 months from the closing of the Initial Public Offering (or 15 months if the Company enters into a business combination agreement prior to the expiration of the initial 12-month period (the “Event”)) from the closing of the Initial Public Offering to consummate a Business Combination or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete its initial Business Combination within nine months from the closing of the Initial Public Offering (or up to 21 or 24 months from the closing of the Initial Public Offering if the Company extends the period of time to consummate a Business Combination depending on occurrence of the Event), subject to applicable law.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

Business Combination

The Company listed the Units on the Nasdaq Global Market (“NASDAQ”). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Units, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and interest released to pay taxes payable) at the time of the signing a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Initial Public Offering, management has agreed that at least $10.00 per Unit, including the proceeds of the sale of the Private Units will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholder, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, subject to increase of up to an additional $0.30 per Public Share in the event that the Sponsor elects to extend the period of time to consummate a Business Combination (see below), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights. The ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “initial shareholders”) and the underwriters will agree (a) to vote their Founder Shares, the ordinary shares included in the Private Placement Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the initial shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Public Offering if the Company fails to complete its Business Combination.

The Company will have until 12 months (or 15 months if the Company enters into a business combination agreement prior to the expiration of the initial 12-month period (the “Event”)) from the closing of the Initial Public Offering to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months (or 15 months if the Event occurs), the Company may, but is not obligated to, extend the period of time to consummate a Business Combination by an additional month up to 9 times (for a total of up to 21 or 24 months to complete a Business Combination depending on occurrence of the Event) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the initial shareholders or their affiliates or designees must deposit into the Trust Account $200,000 (approximately $0.033 per public share in either case), up to an aggregate of $1,800,000, or $0.30 per public share, on or prior to the date of the applicable deadline, for each one month extension. Any funds which may be provided to extend the time frame will be in the form of a loan to the Company from the Sponsor. The terms of any such loan have not been definitely negotiated, provided, however, any loan will be interest free and will be repayable only if the Company completes a Business Combination.

On October 21, 2024, the Company entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with Great Rich Technologies Limited, a public limited company incorporated under the laws of Hong Kong (“GRT”), and GRT Merger Sub Limited, a Cayman Islands company limited by shares and a wholly-owned subsidiary of GRT (“Merger Sub”). Pursuant to the GRT Merger Agreement, among other things, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of GFT (the “Surviving Company”).

At the Effective Time, by virtue of the Merger and without any action of the part of the Company, Merger Sub or any other Person:

(i) each of the Company’s ordinary shares (the “Company Shares”) issued and outstanding immediately prior to the Effective Time, excluding the Excluded Shares and Dissenting Shares (each, as defined below), if any, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the Merger, one (1) ordinary share of GRT (such shares of GRT, collectively, “GRT Class A Ordinary Shares”)) for each such Company Share (the “Per Share Merger Consideration”); and

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

(ii) each right to receive one-tenth (1/10th) of a Company Share at the consummation of a business combination of the Company (a “Company Right”) that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, GRT Class A Ordinary Shares, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Company Shares that the holder of the cancelled Company Right (the “Company Rights Holder”) would have been entitled to receive from the Company assuming satisfaction of the terms and conditions of such Company Right (the “Rights Merger Consideration”).

The aggregate consideration payable to pursuant to the GRT Merger Agreement to the shareholders of the Company (“Company Shareholders”) entitled thereto shall consist of that number of GRT Class A Ordinary Shares that is equal to (i) the Per Share Merger Consideration multiplied by the number of Company Shares registered in the name of those Company Shareholders immediately prior to the Effective Time, plus (ii) the Rights Merger Consideration, as described above.

On February 28, 2025, the Company, GRT and Merger Sub entered into the first amendment to the GRT Merger Agreement (the “First Amendment”) solely to amend Section 10.01 of the GRT Merger Agreement to extend the Outside Date defined thereunder from February 28, 2025 to August 28, 2025.

On April 18, 2025, pursuant to the GRT Merger Agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement.

On April 18, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Future Technology Inc., a Cayman Islands exempted company limited by shares (“Pubco” or “Parent”) and GFT Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of GFT (“Merger Sub”). The Merger Agreement replaces and supersedes the GRT Merger Agreement described above. Pursuant to the Merger Agreement II, among other things, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of PubCo. At the effective time of the merger, (i) each of the Company Shares issued and outstanding immediately prior to the Effective Time, excluding the Excluded Shares and Dissenting Shares, if any, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the merger, one (1) Class A ordinary share of PubCo (such shares of PubCo, collectively, “PubCo Class A Ordinary Shares”) for each such Company Share (the “Per Share Merger Consideration”); and (ii) each right to receive one-tenth (1/10th) of a Company Share at the consummation of a business combination of the Company (a “Company Right”) that is outstanding immediately prior to the effective time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, PubCo Class A Ordinary Shares in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Company Shares that the holder of the cancelled Company Right would have been entitled to receive from the Company assuming satisfaction of the terms and conditions of such Company Right.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $50,000), which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00 per Unit.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going concern consideration

As of December 31, 2024, the Company had cash of $76,747 and a working deficit of $539,737. Subsequent to the consummation of the IPO, the Company’s liquidity has been satisfied through the net proceeds from the IPO and the Private Placement. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into units of the post Business Combination entity at a price of $10.00 per unit (See Note 5).

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

The Company will have until 12 months (or 15 months if the Company enters into a business combination agreement prior to the expiration of the initial 12-month period) from the closing of the Initial Public Offering to consummate a Business Combination. If the Company does not complete a Business Combination, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. There is a possibility that business combination might not happen within the prescribed period of time.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

●	Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Use of estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

●	Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash balance of $76,747 and $116,210 as of December 31, 2024 and 2023, respectively. The Company has no cash equivalents as of December 31, 2024 and 2023.

●	Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet dates that are directly related to the Initial Public Offering and that were charged to shareholders’ equity upon the completion of the Initial Public Offering.

●	Rights accounting

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of a Business Combination, even if the holder of a right redeemed all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a right will be required to affirmatively redeem his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands law. As a result, the holders of the rights must hold rights in multiples of ten in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

The Company accounts for rights as either equity-classified or liability-classified instruments based on an assessment of the right’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the rights meet all of the requirements for equity classification under ASC 815, including whether the rights are indexed to the Company’s own ordinary shares and whether the right holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of right issuance and as of each subsequent quarterly period end date while the rights are outstanding.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

For issued or modified rights that meet all of the criteria for equity classification, the rights are required to be recorded as a component of equity at the time of issuance. For issued or modified rights that do not meet all the criteria for equity classification, the rights are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the rights are recognized as a non-cash gain or loss on the statements of operations.

As the rights issued upon the IPO and private placements meet the criteria for equity classification under ASC 480, therefore, the rights are classified as equity.

●	Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

●	Ordinary share subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary share subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2024 and 2023, 6,900,000 and 0 ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet, respectively.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

●	Net income (loss) per share

The Company calculates net loss per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to the redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Net income (loss)	$909,838	$(62,399)

	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023
	Redeemable	Non-Redeemable	Redeemable	Non-Redeemable
	Ordinary Share	Ordinary Share	Ordinary Share	Ordinary Share
Basic and diluted net income per share:
Numerators:
Allocation of net income (loss) including carrying value to redemption value	$604,085	$305,753	$-	$(62,399)
Allocation of net income (loss)	$604,085	$305,753	$-	$(62,399)
Denominators:
Weighted-average shares outstanding	3,657,377	1,851,153	-	1,500,000
Basic and diluted net income (loss) per share	$0.17	$0.17	$-	$(0.03)

●	Related parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

●	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

●	Fair value of financial instrument

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The carrying amount of investment held in trust account was $0 as of December 31, 2023.

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments held in trust account	$70,799,136	$70,799,136	$-	$-

●	Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INITIAL PUBLIC OFFERING

On June 20, 2024, the Company sold 6,900,000 Public Units, which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at a purchase price of $10.00 per Public Unit. Each Unit consists of one ordinary share and one Public Right. Each whole Public Right entitles the holder to receive one-tenth (1/10) ordinary share upon consummation of initial business combination.

All of the 6,900,000 public shares sold as part of the Public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

NOTE 4 – PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 238,000 Private Placement Units, at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-tenth (1/10) ordinary share upon consummation of the initial business combination.

The Private Placement Units are identical to the Public Units sold in the Initial Public Offering except for certain registration rights and transfer restrictions.

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

In May 2018, the Company issued one ordinary share to the initial shareholder for no consideration. On February 20, 2021, the Company cancelled the one share for no consideration and the Sponsor purchased 1,150,000 ordinary shares for an aggregate price of $25,000. On September 23, 2021, the Company purchased back all the 1,150,000 shares for $25,000 and reissued 2,875,000 ordinary shares to the Sponsor for $25,000. On November 29, 2022, our sponsor surrendered 1,150,000 shares for no consideration. The Founder Shares include an aggregate of up to 225,000 shares subject to forfeiture by the Sponsors to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsors will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial shareholders do not purchase any Public Shares in the Initial Public Offering and excluding the Private Units and underlying securities). The underwriters exercised the over-allotment option in full, so those shares are no longer subject to forfeiture.

The initial shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until (1) with respect to 50% of the Founder Shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

Promissory Note — Related Party

On January 28, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Proposed Offering. On February 4, 2022, the Company and the Sponsor mutually agreed to extend the repayment date on the earlier of (i) December 31, 2022 or (ii) the consummation of the Proposed Offering. On December 2, 2022, the Company and the Sponsor mutually agreed to increase the principal amount up to $500,000 and extend the repayment date on the earlier of (i) December 31, 2023 or (ii) the consummation of the Proposed Offering. On December 29, 2023, the Company and the Sponsor mutually agreed to extend the repayment date on the earlier of (i) December 31, 2024 or (ii) the consummation of the Proposed Offering.

On August 30, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000 (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2025 or (ii) the consummation of the initial business combination.

As of December 31, 2024 and 2023, the principal amount due and owing under the Promissory Notes was $677,851 and $433,554, respectively.

Administrative Services Agreement

The Company is obligated, commencing from the first date that any securities of the Company registered on the Company’s registration statement for its Proposed Public Offering are listed on the Nasdaq Global Market, to pay Whale Management Corporation a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders. As of December 31, 2024 and 2023, the unpaid balance was $40,000 and $0, respectively, which is included in promissory notes - related party balance.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units.

As of December 31, 2024 and 2023, the Company had no borrowings under the working capital loans.

Related Party Extension Loans

As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination up to six times, each by an additional month (for a total of 21 or 24 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $230,000 (approximately $0.033 per Public Share in either case), up to an aggregate of $2,070,000, or $0.30 per Public Share, on or prior to the date of the applicable deadline, for each monthly extension. Any such payments would be made in the form of a loan. The terms of the promissory note to be issued in connection with any such loans have not yet been negotiated. If the Company completes a Business Combination, the Company will repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholder contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination. There was no extension loan as of December 31, 2024.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SHAREHOLDER’S EQUITY

Ordinary shares

The Company is authorized to issue 50,000,000 ordinary shares with $0.001 par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2024 and December 31, 2023, there were 1,963,000 and 1,725,000 ordinary shares issued and outstanding, excluding 6,900,000 and 0 ordinary shares subject to possible redemption, respectively.

Rights

Each holder of a right will receive one-tenth (1/10) of one ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Proposed Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the founder shares issued and outstanding on the date of this prospectus, as well as the holders of the Private Units (and all underlying securities) and any securities our initial shareholder, officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this Proposed Public Offering. The holders of the majority of the founder shares can elect to exercise these registration rights at any time on or after (i) the date that the Company consummates a Business Combination with respect to the Founder Shares and Working Capital Loan Securities (or underlying securities) or (ii) commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) and securities issued in payment of Working Capital Loans (or underlying securities) or loans to extend our life can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The Company granted the underwriters a 45-day option to purchase up to 900,000 Units (over and above 6,000,000 Units referred to above) solely to cover over-allotments at the “Proposed Public Offering” price, less the underwriting discounts and commissions. On June 20, 2024, the underwriters fully exercised the over-allotment option to purchase 900,000 Public Units, generating gross proceeds to the Company of $9,000,000. The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the IPO, or $1,380,000. In addition, the underwriters are entitled to a deferred underwriting fee of 2.5% of the gross proceeds of the IPO, or $1,725,000, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Financial Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which includes general and administrative expenses and interest earned on assets held in Trust Account which are included in the accompanying statements of operations.

The key measures of segment profit or loss reviewed by our CODM are earned on assets held in Trust Account and general and administrative expenses. The CODM reviews earned on assets held in Trust Account to measure and monitor stockholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements except for those identified below.

On February 28, 2025, the Company, GRT and Merger Sub entered into the first amendment to the GRT Merger Agreement (the “First Amendment”) solely to amend Section 10.01 of the GRT Merger Agreement to extend the Outside Date defined thereunder from February 28, 2025 to August 28, 2025.

On April 18, 2025, pursuant to the GRT Merger Agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement.

On April 18, 2025, the Company entered into the Merger Agreement with Great Future Technology Inc., a Cayman Islands exempted company limited by shares (“Pubco” or “Parent”) and GFT Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of GFT (“Merger Sub”). The Merger Agreement II replaces and supersedes the GRT Merger Agreement described in Note 1.

As of the date these financial statements were issued, the Company borrowed an additional $142,500 loan under the promissory note.

FLAG SHIP ACQUISITION CORPORATION

UNAUDITED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2025	December 31, 2024
ASSETS
Current asset:
Cash	$19,769	$76,747
Prepayments and deposits	64,868	95,737

Total current assets	84,637	172,484
Cash and investments held in trust account	72,281,179	70,799,136

TOTAL ASSETS	$72,365,816	$70,971,620

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued liabilities	$8,742	$34,370
Promissory notes – related party	930,351	677,851

Total current liabilities	939,093	712,221

Deferred underwriting compensation	1,725,000	1,725,000

TOTAL LIABILITIES	2,664,093	2,437,221

Commitments and contingencies

Ordinary shares subject to possible redemption, 6,900,000 and 6,900,000 shares issued and outstanding at redemption value of $10.48 and $10.26 at June 30, 2025 and December 31, 2024, respectively	72,281,179	70,799,136

Shareholders’ deficit:
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 1,963,000 and 1,963,000 shares issued and outstanding (excluding 6,900,000 and 6,900,000 shares, subject to possible redemption as of June 30, 2025 and December 31, 2024, respectively)	1,963	1,963
Accumulated deficit	(2,581,419)	(2,266,700)

Total Shareholders’ deficit	(2,579,456)	(2,264,737)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$72,365,816	$70,971,620

See accompanying notes to unaudited financial statements.

FLAG SHIP ACQUISITION CORPORATION

UNAUDITED STATEMENTS OF OPERATIONS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Formation, general and administrative expenses	$(152,648)	$(78,021)	$(314,719)	$(153,809)

Other income:
Interest and dividends earned on cash and investments held in Trust Account	742,274	97,945	1,482,043	97,945
Total other income, net	742,274	97,945	1,482,043	97,945

Income (loss) before income taxes	589,626	19,924	1,167,324	(55,864)

Income taxes	-	-	-	-

NET INCOME (LOSS)	$589,626	$19,924	$1,167,324	$(55,864)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	6,900,000	758,242	6,900,000	379,121
Basic and diluted net income (loss) per ordinary shares subject to possible redemption	$0.07	$0.01	$0.13	$(0.03)

Basic and diluted weighted average shares outstanding, ordinary shares attributable to Flag Ship Acquisition Corporation	1,963,000	1,751,154	1,963,000	1,738,077
Basic and diluted net income (loss), ordinary shares attributable to Flag Ship Acquisition Corporation	$0.07	$0.01	$0.13	$(0.03)

See accompanying notes to unaudited financial statements.

FLAG SHIP ACQUISITION CORPORATION

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the three and six months ended June 30, 2025
	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	No. of shares	Amount	capital	deficit	deficit
Balance as of January 1, 2025	1,963,000	$1,963	$-	$(2,266,700)	$(2,264,737)

Subsequent remeasurement of ordinary shares subject to redemption	-	-	-	(739,769)	(739,769)

Net income	-	-	-	577,698	577,698

Balance as of March 31, 2025	1,963,000	$1,963	$-	$(2,428,771)	$(2,426,808)

Subsequent remeasurement of ordinary shares subject to redemption	-	-	-	(742,274)	(742,274)

Net income	-	-	-	589,626	589,626

Balance as of June 30, 2025	1,963,000	$1,963	$-	$(2,581,419)	$(2,579,456)

	For the three and six months ended June 30, 2024
	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	No. of shares	Amount	capital	deficit	deficit
Balance as of January 1, 2024	1,725,000	$1,725	$23,275	$(308,006)	$(283,006)

Net loss	-	-	-	(75,788)	(75,788)

Balance as of March 31, 2024	1,725,000	$1,725	$23,275	$(383,794)	$(358,794)

Sale of units in initial public offering, net of offering costs	6,900,000	6,900	65,520,667	-	65,527,567

Sale of units to the founder in private placement	238,000	238	2,379,762	-	2,380,000

Initial classification of ordinary shares subject to possible redemption	(6,900,000)	(6,900)	(64,660,391)	-	(64,667,291)

Allocation of offering costs to ordinary shares subject to redemption	-	-	3,231,709	-	3,231,709

Accretion of carrying value to redemption value	-	-	(6,495,022)	(1,069,396)	(7,564,418)

Subsequent remeasurement of ordinary shares subject to redemption	-	-	-	(97,945)	(97,945)

Net income	-	-	-	19,924	19,924

Balance as of June 30, 2024	1,963,000	$1,963	$-	$(1,531,211)	$(1,529,248)

See accompanying notes to unaudited financial statements.

FLAG SHIP ACQUISITION CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$1,167,324	$(55,864)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest and dividends earned on cash and investments held in trust account	(1,482,043)	(97,945)
Change in operating assets and liabilities
Deferred offering costs	-	30,000
Prepayments and deposits	30,869	(127,698)
Accrued liabilities	(25,628)	31,910
Due to related party	60,000	-

Net cash used in operating activities	(249,478)	(219,597)

Cash flows from investing activities:
Proceeds deposited in Trust Account	-	(69,000,000)

Net cash used in investing activities	-	(69,000,000)

Cash flows from financing activities:
Proceed from public offering, net of offering costs	-	67,252,567
Proceed from private placement	-	2,380,000
Proceeds from promissory notes - related party	192,500	10,000
Repayment of promissory note – related party	-	(433,554)

Net cash provided by financing activities	192,500	69,209,013

NET CHANGE IN CASH	(56,978)	(10,584)

CASH, BEGINNING OF PERIOD	76,747	116,210

CASH, END OF PERIOD	$19,769	$105,626

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial classification of ordinary shares subject to possible redemption	$-	$64,667,291
Allocation of offering costs or ordinary shares subject to possible redemption	$-	$3,231,709
Accretion of carrying value to redemption value	$-	$7,564,418
Subsequent remeasurement of ordinary shares subject to possible redemption	$1,482,043	$97,945
Accrued underwriting compensation	$-	$1,725,000

See accompanying notes to unaudited financial statements.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS BACKGROUND

Flag Ship Acquisition Corporation (the “Company”) is a blank check incorporated company incorporated in the Cayman Islands on May 14, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2025, the Company had not yet commenced any operations. All activities from inception through June 30, 2025, relate to the Company’s formation, the initial public offering (the “Initial Public Offering” or “IPO”), and since the Initial Public Offering, the Company’s evaluation of business combination candidates and efforts to consummate the initial business combination described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividends and interest income from the cash and investments held in trust accounts. The Company has selected December 31 as its fiscal year end.

Financing

The registration statement for the Company’s Initial Public Offering was declared effective on June 17, 2024. On June 20, 2024, the Company consummated the Initial Public Offering of 6,900,000 units (the “Public Units”), which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at $10.00 per Public Unit, generating gross proceeds of $69,000,000 to the Company. Each Public Unit consists of one ordinary share and one right (“Public Rights”). Each whole Public Right will entitle the holder to receive one-tenth (1/10) ordinary share upon consummation of initial business combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 238,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to Whale Management Corporation (the “Sponsor”), generating gross proceeds of $2,380,000 to the Company (the “Private Placement”). Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-tenth (1/10) ordinary share upon consummation of the initial business combination.

Transaction costs amounted to $3,448,233, consisting of $1,380,000 of underwriting commissions, $1,725,000 of deferred underwriting commissions and $343,233 of other offering costs.

Trust Account

Following the closing the Initial Public Offering, an amount of $69,000,000 ($10.00 per Public Unit) from the net proceeds of the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (“Trust Account”) established for the benefit of the Company’s public shareholders and maintained by Wilmington Trust National Association, acting as trustee. The proceeds held in the Trust Account will be invested only in U.S. government treasury bills, with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Except with respect to interest and dividends earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the funds in the Trust Account will not be released until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to (A) modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete its initial Business Combination within 12 months from the closing of the Initial Public Offering (or 15 months if the Company enters into a business combination agreement prior to the expiration of the initial 12-month period (the “Event”)) from the closing of the Initial Public Offering to consummate a Business Combination (or up to 21 months, or 24 months if the Event occurs, from the closing of the Initial Public Offering if we extend the period of time to consummate a business combination) or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete its initial Business Combination within 12 months (or 15 months if the Event occurs) from the closing of the Initial Public Offering (or up to 21 or 24 months from the closing of the Initial Public Offering if the Company extends the period of time to consummate a Business Combination depending on occurrence of the Event), subject to applicable law.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Business Combination

The Company listed the Units on the Nasdaq Global Market (“NASDAQ”). The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Units, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination. NASDAQ rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any deferred underwriting commissions and interest released to pay taxes payable) at the time of the signing a definitive agreement in connection with a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Initial Public Offering, management has agreed that at least $10.00 per Unit, including the proceeds of the sale of the Private Units will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholder, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the outstanding shares are voted in favor of the Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, subject to increase of up to an additional $0.30 per Public Share in the event that the Sponsor elects to extend the period of time to consummate a Business Combination (see below), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s rights. The ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”).

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Sponsor and any of the Company’s officers or directors that may hold Founder Shares (as defined in Note 5) (the “initial shareholders”) and the underwriters will agree (a) to vote their Founder Shares, the ordinary shares included in the Private Placement Units (the “Private Shares”) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares) and Private Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights of pre-Business Combination activity and (d) that the Founder Shares and Private Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the initial shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Public Offering if the Company fails to complete its Business Combination.

The Company will have until 12 months (or 15 months if the Company enters into a business combination agreement prior to the expiration of the initial 12-month period (the “Event”)) from the closing of the Initial Public Offering to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination within 12 months (or 15 months if the Event occurs), the Company may, but is not obligated to, extend the period of time to consummate a Business Combination by an additional month up to 9 times (for a total of up to 21 or 24 months to complete a Business Combination depending on occurrence of the Event) (the “Combination Period”). In order to extend the time available for the Company to consummate a Business Combination, the initial shareholders or their affiliates or designees must deposit into the Trust Account $230,000 (approximately $0.033 per public share in either case) on or prior to the date of the applicable deadline for each one month extension, and up to an aggregate of $2,070,000, or $0.30 per public share. Any funds which may be provided to extend the time frame will be in the form of a loan to the Company from the Sponsor. The terms of any such loan have not been definitely negotiated, provided, however, any loan will be interest free and will be repayable only if the Company completes a Business Combination.

On October 21, 2024, the Company entered into an Agreement and Plan of Merger (the “GRT Merger Agreement”) with Great Rich Technologies Limited, a public limited company incorporated under the laws of Hong Kong (“GRT”), and GRT Merger Star Limited, a Cayman Islands company limited by shares and a wholly-owned subsidiary of GRT (“Merger Sub”). Pursuant to the Merger Agreement, among other things, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of GRT (the “Surviving Company”).

The GRT Merger Agreement provided that at the effective time of the Merger, by virtue of the Merger and without any action of the part of the Company, Merger Sub or any other Person:

(i) each of the Company’s ordinary shares (the “Company Shares”) issued and outstanding immediately prior to the Effective Time, excluding the Excluded Shares and Dissenting Shares (each, as defined below), if any, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the Merger, one (1) ordinary share of GRT (such shares of GRT, collectively, “Parent Ordinary Shares”) payable in American Depositary Shares of GRT (“Parent ADSs”) for each such Company Share (the “Per Share Merger Consideration”); and

(ii) each right to receive one-tenth (1/10th) of a Company Share at the consummation of a business combination of the Company (a “Company Right”) that is outstanding immediately prior to the Effective Time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, Parent Ordinary Shares, payable in Parent ADSs, in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Company Shares that the holder of the cancelled Company Right (the “Company Rights Holder”) would have been entitled to receive from the Company assuming satisfaction of the terms and conditions of such Company Right, multiplied by (c) the ADS exchange rate of rate of one (1) Parent Ordinary Share per one (1) Parent ADS (the “ADS Exchange Rate”) (the “Rights Merger Consideration”).

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The aggregate consideration payable to pursuant to the GRT Merger Agreement to the shareholders of the Company (“Company Shareholders”) entitled thereto shall consist of that number of Parent Ordinary Shares payable in Parent ADSs that is equal to (i) the Per Share Merger Consideration multiplied by the number of Company Shares registered in the name of those Company Shareholders immediately prior to the Effective Time, multiplied by the ADS Exchange Rate, plus (ii) the Rights Merger Consideration, as described above.

On February 28, 2025, the Company, GRT and Merger Sub entered into the first amendment to the GRT Merger Agreement (the “First Amendment”) solely to amend Section 10.01 of the GRT Merger Agreement to extend the Outside Date defined thereunder from February 28, 2025 to August 28, 2025.

On April 18, 2025, pursuant to the GRT Merger Agreement, the parties to the GRT Merger Agreement entered into a Mutual Termination Agreement (the “Termination Agreement”) to terminate the GRT Merger Agreement.

On April 18, 2025, the Company entered into an Agreement and Plan of Merger (the “GFT Merger Agreement”) with Great Future Technology Inc., a Cayman Islands exempted company limited by shares (“PubCo” or “Parent”) and GFT Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of GFT (“Merger Sub”). The GFT Merger Agreement replaces and supersedes the GRT Merger Agreement described above. Pursuant to the GFT Merger Agreement, among other things, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of PubCo. At the effective time of the merger, (i) each of the Company Shares issued and outstanding immediately prior to the Effective Time, excluding the Excluded Shares and Dissenting Shares, if any, will be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon consummation the merger, one (1) Class A ordinary share of PubCo (such shares of PubCo, collectively, “PubCo Class A Ordinary Shares”) for each such Company Share (the “Per Share Merger Consideration”); and (ii) each right to receive one-tenth (1/10th) of a Company Share at the consummation of a business combination of the Company (a “Company Right”) that is outstanding immediately prior to the effective time will be cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, PubCo Class A Ordinary Shares in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (a) the Per Share Merger Consideration, multiplied by (b) the number of Company Shares that the holder of the cancelled Company Right would have been entitled to receive from the Company assuming satisfaction of the terms and conditions of such Company Right.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and less interest to pay dissolution expenses up to $50,000), which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive its rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00 per Unit.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.00 per share (whether or not the underwriters’ over-allotment option is exercised in full), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going concern consideration

As of June 30, 2025, the Company had cash of $19,769 and a working deficit of $854,456. Subsequent to the consummation of the IPO, the Company’s liquidity has been satisfied through the net proceeds from the IPO and the Private Placement. The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be converted into units of the post Business Combination entity at a price of $10.00 per unit (See Note 5).

The Company will have until 12 months (or 15 months if the Company enters into a business combination agreement prior to the expiration of the initial 12-month period) from the closing of the Initial Public Offering to consummate a Business Combination (or up to 21 months, or 24 months if the Event occurs, if the Company extends the period of time to consummate a business combination). If the Company does not complete a Business Combination, the Company will trigger an automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. There is a possibility that business combination might not happen within the prescribed period of time.

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern within one year after the date that the unaudited financial statements are issued. The unaudited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

These accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial statements and Article 8 of Regulation S-X. They do not include all of the information and notes required by U.S. GAAP for complete financial statements. The unaudited financial statements should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2024 included in the Company’s Form 10-K. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows. Operating results as presented are not necessarily indicative of the results to be expected for a full year.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

●	Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Use of estimates

The preparation of unaudited financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statement.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

●	Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had a cash balance of $19,769 and $76,747 as of June 30, 2025, and December 31, 2024, respectively. The Company has no cash equivalents as of June 30, 2025, and December 31, 2024.

●	Cash and investments held in trust account

As of June 30, 2025, and December 31, 2024, the Company had $72,281,179 and $70,799,136, respectively, in cash and investments held in the Trust Account comprised of money market funds that invest in U.S. government securities. Investments in money market funds are presented on the unaudited balance sheets at fair value at the end of each reporting period. Earnings on investments held in the Trust Account are included in interest and dividends earned on investments held in the Trust Account in the unaudited statement of operations. The estimated fair value of cash and investments held in the Trust Account is determined using available market information.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

●	Rights accounting

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-tenth (1/10) of one ordinary share upon consummation of a Business Combination, even if the holder of a right redeemed all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a right will be required to affirmatively redeem his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands law. As a result, the holders of the rights must hold rights in multiples of ten in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

The Company accounts for rights as either equity-classified or liability-classified instruments based on an assessment of the right’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the rights meet all of the requirements for equity classification under ASC 815, including whether the rights are indexed to the Company’s own ordinary shares and whether the right holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of right issuance and as of each subsequent quarterly period end date while the rights are outstanding.

For issued or modified rights that meet all of the criteria for equity classification, the rights are required to be recorded as a component of equity at the time of issuance. For issued or modified rights that do not meet all the criteria for equity classification, the rights are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the rights are recognized as a non-cash gain or loss on the unaudited statements of operations.

As the rights issued upon the IPO and private placements meet the criteria for equity classification under ASC 480, therefore, the rights are classified as equity.

●	Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their unaudited financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the unaudited financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2025 and December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

●	Ordinary share subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Ordinary share subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of June 30, 2025 and December 31, 2024, 6,900,000 and 6,900,000 ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s unaudited balance sheet, respectively.

●	Net income (loss) per share

The Company calculates net income (loss) per share in accordance with ASC Topic 260, “Earnings per Share.” In order to determine the net income attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income allocable to both the redeemable ordinary shares and non-redeemable ordinary shares and the undistributed income is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable ordinary shares. Any remeasurement of the accretion to the redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public stockholders.

The net income (loss) per share presented in the unaudited statements of operations is based on the following:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Net income (loss)	$1,167,324	$(55,864)

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

	For the three months ended June 30, 2025	For the three months ended June 30, 2024
Net income	$589,626	$19,924

	For the Six Months Ended		For the Six Months Ended
	June 30, 2025		June 30, 2024
	Redeemable	Non-Redeemable	Redeemable	Non-Redeemable
	Ordinary Share	Ordinary Share	Ordinary Share	Ordinary Share
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net income (loss) including carrying value to redemption value	$908,782	$258,542	$(10,003)	$(45,861)
Allocation of net income (loss)	$908,782	$258,542	$(10,003)	$(45,861)
Denominators:
Weighted-average shares outstanding	6,900,000	1,963,000	379,121	1,738,077
Basic and diluted net income (loss) per share	$0.13	$0.13	$(0.03)	$(0.03)

	For the Three Months Ended		For the Three Months Ended
	June 30, 2025		June 30, 2024
	Redeemable	Non-Redeemable	Redeemable	Non-Redeemable
	Ordinary Share	Ordinary Share	Ordinary Share	Ordinary Share
Basic and diluted net income per share:
Numerators:
Allocation of net income including carrying value to redemption value	$459,034	$130,592	$6,020	$13,904
Allocation of net income	$459,034	$130,592	$6,020	$13,904
Denominators:
Weighted-average shares outstanding	6,900,000	1,963,000	758,242	1,751,154
Basic and diluted net income per share	$0.07	$0.07	$0.01	$0.01

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

●	Related parties

The Company follows the ASC Topic 850-10, “Related Party” for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

●	Concentration of credit risk

Financial instruments that potentially subject the Company to the concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

●	Fair value of financial instrument

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying unaudited balance sheets, primarily due to their short-term nature.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	June 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Cash and investments held in trust account	$72,281,179	$72,281,179	$-	$-

	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Cash and investments held in trust account	$70,799,136	$70,799,136	$-	$-

●	Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited financial statements.

NOTE 3 – INITIAL PUBLIC OFFERING

On June 20, 2024, the Company sold 6,900,000 Public Units, which includes 900,000 Public Units upon the full exercise by the underwriter of its over-allotment option, at a purchase price of $10.00 per Public Unit. Each Unit consists of one ordinary share and one Public Right. Each whole Public Right entitles the holder to receive one-tenth (1/10) ordinary share upon consummation of initial business combination.

All of the 6,900,000 public shares sold as part of the Public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

The Company’s redeemable ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

NOTE 4 – PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 238,000 Private Placement Units, at a price of $10.00 per Private Placement Unit. Each Private Placement Unit consists of one Private Placement Share and one right (“Private Placement Right”). Each Private Placement Right will entitle the holder to receive one-tenth (1/10) ordinary share upon consummation of the initial business combination.

The Private Placement Units are identical to the Public Units sold in the Initial Public Offering except for certain registration rights and transfer restrictions.

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

In May 2018, the Company issued one ordinary share to the initial shareholder for no consideration. On February 20, 2021, the Company cancelled the one share for no consideration and the Sponsor purchased 1,150,000 ordinary shares for an aggregate price of $25,000. On September 23, 2021, the Company purchased back all the 1,150,000 shares for $25,000 and reissued 2,875,000 ordinary shares to the Sponsor for $25,000. On November 29, 2022, our sponsor surrendered 1,150,000 shares for no consideration. The Founder Shares include an aggregate of up to 225,000 shares subject to forfeiture by the Sponsors to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsors will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the initial shareholders do not purchase any Public Shares in the Initial Public Offering and excluding the Private Units and underlying securities). The underwriters exercised the over-allotment option in full, so those shares are no longer subject to forfeiture.

The initial shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until (1) with respect to 50% of the Founder Shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Promissory Note — Related Party

On January 28, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000 (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the proposed IPO (the “Proposed Offering”). On February 4, 2022, the Company and the Sponsor mutually agreed to extend the repayment date to the earlier of (i) December 31, 2022 or (ii) the consummation of the Proposed Offering. On December 2, 2022, the Company and the Sponsor mutually agreed to increase the principal amount of the Promissory Note to up to $500,000 and extend the repayment date to the earlier of (i) December 31, 2023 or (ii) the consummation of the Proposed Offering. On December 29, 2023, the Company and the Sponsor mutually agreed to extend the repayment date to the earlier of (i) December 31, 2024 or (ii) the consummation of the Proposed Offering.

On August 30, 2024, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $1,000,000 (the “August 2024 Promissory Note”). The August 2024 Promissory Note is non-interest bearing and payable on the earlier of (i) December 31, 2025 or (ii) the consummation of the initial business combination.

As of June 30, 2025, and December 31, 2024, the principal amount due and owing under the August 2024 Promissory Notes was $930,351 and $677,851, respectively.

Administrative Services Agreement

The Company is obligated, commencing from the first date that any securities of the Company registered on the Company’s registration statement for its Proposed Offering are listed on the Nasdaq Global Market, to pay Whale Management Corporation a monthly fee of $10,000 for general and administrative services. This agreement will terminate upon completion of the Company’s business combination or the liquidation of the trust account to public shareholders. As of June 30, 2025, and December 31, 2024, the unpaid balance was $100,000 and $40,000, respectively, which is included in promissory notes - related party balance.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Units.

As of June 30, 2025 and December 31, 2024, the Company had no borrowings under the Working Capital Loans.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Related Party Extension Loans

As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination up to nine times, each by an additional month (for a total of 21 or 24 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $230,000 (approximately $0.033 per Public Share in either case), up to an aggregate of $2,070,000, or $0.30 per Public Share, on or prior to the date of the applicable deadline, for each monthly extension. Any such payments would be made in the form of a loan. The terms of the promissory note to be issued in connection with any such loans have not yet been negotiated. If the Company completes a Business Combination, the Company will repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete a Business Combination, the Company will not repay such loans. Furthermore, the letter agreement with the initial shareholder contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans in the event that the Company does not complete a Business Combination. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination. There was no extension loan as of June 30, 2025 and December 31, 2024, respectively.

NOTE 6 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 50,000,000 ordinary shares with $0.001 par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of June 30, 2025 and December 31, 2024, there were 1,963,000 and 1,963,000 ordinary shares issued and outstanding, excluding 6,900,000 and 6,900,000 ordinary shares subject to possible redemption, respectively.

Rights

Each holder of a right will receive one-tenth (1/10) of one ordinary share upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon exchange of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Proposed Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary share basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of this prospectus, as well as the holders of the Private Units (and all underlying securities) and any securities our initial shareholder, officers, directors or their affiliates may be issued in payment of working capital loans made to us, are entitled to registration rights pursuant to an agreement entered into with the Company on the effective date of the registration statement for the Company’s Initial Public Offering. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time on or after (i) the date that the Company consummates a Business Combination with respect to the Founder Shares and Working Capital Loan Securities (or underlying securities) or (ii) commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) and securities issued in payment of Working Capital Loans (or underlying securities) or loans to extend our life can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter Agreement

The Company granted the underwriters a 45-day option to purchase up to 900,000 Units (over and above 6,000,000 Units referred to above) solely to cover over-allotments at the “Initial Public Offering” price, less the underwriting discounts and commissions. On June 20, 2024, the underwriters fully exercised the over-allotment option to purchase 900,000 Public Units, generating gross proceeds to the Company of $9,000,000. The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the IPO, or $1,380,000. In addition, the underwriters are entitled to a deferred underwriting fee of 2.5% of the gross proceeds of the IPO, or $1,725,000, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

NOTE 8 – SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their unaudited financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews key metrics, which include general and administrative expenses and interest and dividends earned on assets held in Trust Account which are included in the unaudited statements of operations.

The key measures of segment profit or loss reviewed by the CODM are interest and dividends earned on assets held in Trust Account and general and administrative expenses. The CODM reviews interest and dividends earned on assets held in Trust Account to measure and monitor stockholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

FLAG SHIP ACQUISITION CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited financial statements except for those identified below.

On August 21, 2025, the Company and the Sponsor agreed to amend and restate the August 2024 Promissory Note solely to increase the maximum principal amount from $1,000,000 to $1,200,000 (the “Amended Note”). Other than the increased principal amount, the Amended Note has the same terms as the August 2024 Promissory Note.

On August 26, 2025, in connection with the shareholder vote at the Extraordinary General Meeting, holders of 3,837,483 ordinary shares elected to redeem such shares for an aggregate amount of approximately $40,447,070.

As of the date these financial statements were issued, the Company borrowed an additional $170,000 loan under the Amended Note.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

GREAT FUTURE TECHNOLOGY INC.,

GFT MERGER SUB LIMITED

and

FLAG SHIP ACQUISITION CORPORATION

APRIL 18, 2025

ARTICLE I THE MERGER; CLOSING		A-6

1.01	The Merger	A-6
1.02	Effect on Outstanding Securities	A-7
1.03	Organizational Documents	A-8
1.04	Directors and Officers	A-8
1.05	Dissenting Shares	A-8
1.06	Withholding	A-8
1.07	Payment Methodology	A-8
1.08	The Closing	A-10
1.09	Tax-Matters	A-10

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-10

2.01	Organization and Power	A-10
2.02	Authorization	A-11
2.03	No Violations	A-11
2.04	Capitalization; Subsidiaries	A-11
2.05	Governmental Consents, Etc.	A-12
2.06	Legal Proceedings	A-12
2.07	SEC Filings and Financial Statements	A-12
2.08	Absence of Certain Changes	A-13
2.09	Company Trust Amount	A-14
2.10	Broker	A-14
2.11	Solvency	A-14
2.12	Company Information	A-15
2.13	Listing	A-15
2.14	Affiliate Transactions	A-15
2.15	Company Contracts	A-15
2.16	Intellectual Property	A-15
2.17	Employees	A-15
2.18	Employee Benefits	A-15
2.19	Real Property	A-16
2.20	Tax Matters	A-16
2.21	Legal Requirements and Permits	A-16
2.22	Insurance	A-16
2.23	Vote Required	A-16
2.24	Intentionally Omitted	A-17
2.25	Investment Company	A-17
2.26	Intentionally Omitted	A-17
2.27	Absence of Certain Payments	A-17
2.28	Company Investigations	A-17

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PUBCO AND MERGER SUB		A-17

3.01	Existence and Good Standing	A-18
3.02	Authority; Enforceability	A-18
3.03	No Violations	A-18
3.04	Capitalization; Subsidiaries	A-19
3.05	PubCo Disclosures and Notifications; Financial Position	A-20
3.06	Financial Statements and Other Financial Matters; No Undisclosed Liabilities	A-21
3.07	Absence of Certain Changes	A-22
3.08	Real Property; Tangible Property	A-23

3.09	Tax Matters	A-24
3.10	Contracts.	A-25
3.11	Intellectual Property and Data Security	A-26
3.12	Legal Proceedings; Orders	A-28
3.13	Consents	A-28
3.14	Employee Benefits	A-28
3.15	Insurance	A-29
3.16	Legal Requirements and Permits	A-29
3.17	Environmental Matters	A-29
3.18	Relationships with Related Persons	A-30
3.19	Employees; Employment Matters and Independent Contractors	A-30
3.20	Brokers’ Fees	A-31
3.21	Absence of Certain Payments	A-31
3.22	Books and Records	A-31
3.23	Company Investigations	A-32
3.24	Takeover Statutes and Charter Provisions	A-32
3.25	Power of Attorney	A-32
3.26	Shareholder Approval and Board Approval	A-32
3.27	Investment Company	A-32

ARTICLE IV COVENANTS OF THE COMPANY		A-33

4.01	Operations of the Company Prior to the Closing	A-33
4.02	Access to Books and Records	A-34
4.03	Company Confidentiality	A-34
4.04	Efforts to Consummate	A-35
4.05	Exclusive Dealing	A-35
4.06	Notification	A-35

ARTICLE V COVENANTS OF PUBCO AND MERGER SUB		A-35

5.01	Operations of PubCo and Merger Sub Prior to Closing	A-35
5.02	Access to Books and Records	A-37
5.03	PubCo Confidentiality	A-37
5.04	Exclusive Dealing	A-38
5.05	Notification	A-38
5.06	Efforts to Consummate	A-38
5.07	Audited and Financial Statements	A-38

ARTICLE VI ACTIONS PRIOR TO THE CLOSING		A-39

6.01	The Registration Statements and Proxy Statement	A-39
6.02	Regulatory Filings	A-40
6.03	Shareholder Vote; Recommendation of the Company Board	A-41
6.04	Company Shareholders’ Meeting	A-41
6.05	Listing	A-42
6.06	PubCo Shareholder Approval	A-42
6.07	No Claim Against Company Trust	A-42
6.08	Other Filings	A-43
6.09	Transaction Litigation	A-43
6.10	Tax Matters	A-43

ARTICLE VII CONDITIONS TO CLOSING		A-44

7.01	Mutual Conditions to the Parties’ Obligations	A-44
7.02	Conditions to PubCo’s and Merger Sub’s Obligations	A-44
7.03	Conditions to the Company’s Obligations	A-45

ARTICLE VIII INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY		A-46

8.01	Indemnification of Officers and Directors of the Company	A-46
8.02	Indemnification by Successors and Assigns	A-46
8.03	Tail Policy	A-46

ARTICLE IX TERMINATION		A-47

9.01	Termination	A-47
9.02	Effect of Termination	A-48

ARTICLE X DEFINITIONS		A-48

10.01	Definitions	A-48
10.02	Other Definitional Provisions	A-58

ARTICLE XI MISCELLANEOUS		A-58

11.01	Press Releases and Public Announcements	A-58
11.02	Expenses	A-58
11.03	Survival	A-58
11.04	Notices	A-58
11.05	Succession and Assignment	A-59
11.06	Severability	A-59
11.07	References	A-60
11.08	Construction	A-60
11.09	Amendment and Waiver	A-60
11.10	Entire Agreement	A-60
11.11	Third-Party Beneficiaries	A-60
11.12	WAIVER OF TRIAL BY JURY	A-60
11.13	Counterparts	A-60
11.14	Governing Law	A-61
11.15	Submission to Jurisdiction; Consent to Service of Process	A-61
11.16	Remedies Cumulative	A-61
11.17	Specific Performance	A-61
11.18	No Recourse	A-62

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 18, 2025 (the “date hereof”), is made by and among Great Future Technology Inc., a Cayman Islands exempted company limited by shares (“PubCo” or “Parent”), GFT Merger Sub Limited, a Cayman Islands exempted company limited by shares (“Merger Sub”), and Flag Ship Acquisition Corporation, a Cayman Islands exempted company limited by shares (the “Company”). The Company, PubCo and Merger Sub shall each be referred to herein from time to time as a “Party” and, collectively, as the “Parties.” Capitalized terms used and not otherwise defined herein have the respective meanings given to them in ARTICLE X hereof.

WHEREAS, the Company is a blank check company incorporated in the Cayman Islands for the purpose of effecting a merger, share reconstruction, asset or share acquisition, exchangeable share transaction, reorganization, contractual control arrangement or other similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly incorporated, direct, wholly-owned subsidiary of PubCo, and was formed for the sole purpose of the Merger;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby, at the Effective Time, upon the terms and subject to the conditions of this Agreement and the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”), Company shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company and wholly-owned subsidiary of PubCo after the Merger;

WHEREAS, in furtherance of the indirect acquisition of the issued and outstanding shares of the Company by PubCo and in accordance with the terms hereof, the Company shall provide an opportunity to its Public Shareholders to have their Company Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Prospectus and the Memorandum and Articles of Association in conjunction with, inter alia, obtaining approval from the Company Shareholders for the Merger (collectively with the other transactions, authorization and approvals set forth in the Proxy Statement, the “Offer”);

WHEREAS, in connection with the Merger, each Company Share issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares and Dissenting Shares, if any) shall be exchanged for the right to receive the Per Share Merger Consideration, and each Company Right that is outstanding immediately prior to the Effective Time shall be exchanged for a Substitute Right, which in turn will give the holder thereof the right to receive, immediately upon the consummation of the Merger, PubCo Class A Ordinary Shares, as more fully described below;

WHEREAS, Whale Management Corporation (“Sponsor”) has delivered to PubCo and Company the Sponsor Voting and Support Agreement, dated as of the date hereof (the “Sponsor Voting Agreement”), pursuant to which, among other things, Sponsor has agreed to vote all such Company Shares it owns on the date hereof in favor of certain matters, including the consummation of the Merger, on the terms and subject to the conditions set forth therein;

WHEREAS, Sponsor has delivered to PubCo and Company the Sponsor Lock-Up Agreement, dated as of the date hereof (the “Sponsor Lock-Up Agreement”), pursuant to which, among other things, Sponsor has agreed not to transfer any such PubCo Class A Ordinary Shares it receives as its Merger Consideration and pursuant to Section 1.02(d) for a period of up to 180 days following the Closing Date, on the terms and subject to the conditions set forth therein;

WHEREAS, the PubCo Shareholder has delivered to PubCo and Company the PubCo Shareholder Lock-Up and Support Agreement, dated as of the date hereof (the “PubCo Shareholder Lock-Up and Support Agreement”), pursuant to which, among other things, the PubCo Shareholder has agreed to vote all such PubCo Ordinary Shares it owns in favor of certain matters, including the consummation by Merger Sub of the Merger, and not to transfer certain fixed percentages of the PubCo Ordinary Shares they own immediately after Closing for the duration of the Lock Up Period, on the terms and subject to the conditions set forth therein;

WHEREAS, the board of directors of the Company has approved the execution and delivery by Company of this Agreement and any Transaction Documents it is contemplated hereunder it is to become a party to and the consummation of the transactions contemplated hereby and thereby, including the Merger, and determined to recommend to the Company Shareholders that they consent to the Merger;

WHEREAS, the sole director of the Merger Sub has approved the execution and delivery by the Merger Sub of this Agreement and any Transaction Documents it is contemplated hereunder it is to become a party to and the consummation of the transactions contemplated hereby and thereby, including the Merger, and determined to recommend to the PubCo, as the sole shareholder of the Merger Sub, that it consent to the Merger;

WHEREAS, the sole director of PubCo has approved the execution and delivery by the PubCo of this Agreement and any Transaction Documents it is contemplated hereunder it is to become a party to and the consummation of the transactions contemplated hereby and thereby, and, as sole shareholder of the Merger Sub, the PubCo’s consent to the Merger, and concurrently herewith and in such capacity PubCo is consenting to the Merger and has further determined to recommend to the shareholders of PubCo the resolution required to consummate the Merger; and

WHEREAS, the Parties desire for U.S. federal income tax purposes that the Merger qualify for the Intended Tax Treatment, that this Agreement constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and that PubCo and the Company shall each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
THE MERGER; CLOSING

1.01 The Merger.

(a) Subject to the terms and conditions hereof and the Plan of Merger (defined below), at the Effective Time, and in accordance with the applicable provisions of the Cayman Companies Act, the Company shall merge with and into Merger Sub (the “Merger”), whereupon the separate existence of the Company shall cease, and Merger Sub shall be the surviving company (the Merger Sub upon the consummation of the Merger, hereinafter, the “Surviving Company”).

(b) Immediately upon Closing, the Company and Merger Sub shall cause a plan of merger (the “Plan of Merger”) approved by the directors of each such entity consistent with this Agreement, and in the form and containing such other documents as may be required by the Cayman Companies Act (the “Merger Documents”) to be executed and then filed for registration by the Cayman Registrar. The filing of the Merger Documents shall be made using the express service offered by the Cayman Registrar. The Merger shall become effective at such time as the Plan of Merger is registered by the Cayman Registrar or at such other time subsequent thereto, but not exceeding 90 days from the date of registration as mutually agreed between Merger Sub and Company and specified in the Plan of Merger (the “Effective Time”).

(c) From and after the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub, shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and be subject to all of the Liabilities, restrictions, obligations and duties of the Company and Merger Sub, all as provided under this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. For purposes of clarity, the effect of the Merger shall include the assumption by Surviving Company of any and all agreements, covenants, duties and obligations of the Company to be performed after the Effective Time, and PubCo, as the sole shareholder of Surviving Company hereby agrees to assume and perform all such agreements, covenants, duties and obligations of the Company.

(d) Immediately following Closing, the PubCo shall cause special resolutions of the Surviving Company in the form agreed by PubCo and the Company and as may be required by the Cayman Companies Act, approving the amended and restated memorandum and articles of association of the Surviving Company in the form agreed by PubCo and the Company, to be approved and adopted, and for such documents to be filed with the Cayman Registrar using the express service offered by the Cayman Registrar.

1.02 Effect on Outstanding Securities. Upon the terms and subject to the conditions of this Agreement:

(a) The Company Shares and Company Rights comprising each issued and outstanding Company Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) whereupon each then holder of a Company Unit shall be deemed to hold one (1) Company Share and one Company Right and the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares or Company Rights. At the Effective Time, by virtue of the Merger and without any action of the part of the Company, Merger Sub or any other Person, the Company Shares and Company Rights held following the Unit Separation and immediately prior to the Effective Time shall be automatically cancelled and extinguished in accordance with the applicable terms of this Section 1.02. From and after the Effective Time, the holders of Company Shares or Company Rights immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law.

(b) At the Effective Time, by virtue of the Merger and without any action of the part of the Company, Merger Sub or any other Person, each Company Share issued and outstanding immediately prior to the Effective Time (which excludes, in each case, Excluded Shares and Dissenting Shares, if any) shall be automatically cancelled, extinguished and exchanged for the right to receive, immediately upon the consummation of the Merger, the Per Share Merger Consideration. In furtherance of the foregoing, PubCo shall take the actions set forth in Section 1.07 of this Agreement.

(c) Each Company Share, if any, held immediately prior to the Effective Time by the Company or PubCo, if any (collectively, the “Excluded Shares”) shall be then automatically canceled and no exchange or payment shall be made therefor or with respect thereto.

(d) At the Effective Time, by virtue of the Merger and without any action of the part of the Company, Merger Sub or any other Person, each Company Right outstanding immediately prior to the Effective Time shall automatically be cancelled, extinguished and exchanged for the right (the “Substitute Right”) to receive, immediately upon the consummation of the Merger, PubCo Class A Ordinary Shares in an amount equal to (in each case, as rounded down to the nearest whole number) the product of (A) the Per Share Merger Consideration, multiplied by (B) the number of Company Shares that the holder of the cancelled Company Right would have been entitled to receive from the Company assuming satisfaction of the terms and conditions of such Company Right. Upon consummation of the Merger, such Substitute Rights shall, without any further action on the part of the Company, Merger Sub or any other Person, automatically convert into such number of PubCo Class A Ordinary Shares as determined in accordance with this Section 1.02(d). PubCo shall take all corporate action necessary to reserve for issuance a sufficient number of PubCo Class A Ordinary Shares for delivery upon the consummation of the Merger to all holders thereof in accordance with this Section 1.02(d) and shall use reasonable best efforts to cause such PubCo Class A Ordinary Shares to be issued in book-entry form.

(e) At the Effective Time, each ordinary share of the Merger Sub that is issued and outstanding immediately prior to the Effective Time (the “Merger Sub Share(s)”) shall remain issued and outstanding and owned by PubCo. Such Merger Sub Share(s) shall constitute the only issued and outstanding share capital of the Surviving Company with the rights, powers and privileges given to such share owned by the Governing Documents of the Surviving Company and the Cayman Companies Act, and shall constitute the only issued and outstanding share(s) of the Surviving Company immediately following the Effective Time. Immediately following the Effective Time, PubCo shall be the sole and exclusive owner of all share(s) of the Surviving Company and the register of members of the Surviving Company at the Effective Time shall reflect the foregoing.

1.03 Organizational Documents. At the Effective Time, the memorandum and articles of association of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the Governing Documents of the Surviving Company on and from Effective Time until thereafter changed or amended as permitted by applicable Law.

1.04 Directors and Officers. Immediately after the Effective Time, the members of the board of directors and officers of the Merger Sub prior to the Effective Time shall be the members of the board of directors and officers of the Surviving Company.

1.05 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, but without prejudice to the provisions of Section 1.08(b), Company Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is (a) entitled to dissent to the Merger pursuant to Section 238 of the Cayman Companies Act and (b) properly dissents to the Merger and makes a demand for payment of the fair value of such holder’s shares in accordance with Section 238 of the Cayman Companies Act, and has not withdrawn such dissent (the “Dissenting Shares”) shall not be converted into the right to receive the corresponding Per-Share Merger Consideration for such Dissenting Shares pursuant to Section 1.02(b), but instead such holder shall be entitled to such rights as are granted by the Cayman Companies Act to a holder of Dissenting Shares unless and until such holder effectively withdraws or loses such dissenters’ rights (through failure to perfect such dissenters’ rights or otherwise) under the Cayman Companies Act. From and after the Effective Time, (A) the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and extinguished by virtue of the Merger and shall cease to exist and (B) the holders thereof shall be entitled only to such rights as may be granted to them under Section 238 of the Cayman Companies Act and shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Company or any of its Affiliates (including PubCo); provided, however, that if any holder of the Dissenting Shares effectively withdraws or loses such dissenters’ rights (through failure to perfect such dissenters’ rights or otherwise) under the Cayman Companies Act, then the Company Shares held by such holder (1) shall no longer be deemed to be Dissenting Shares and (2) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the applicable portion of the Per Share Merger Consideration upon delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal) and the surrender of the applicable documents and other deliverables set forth in Section 1.07(b). Each holder of the Dissenting Shares who becomes entitled to payment for his, her or its Dissenting Shares pursuant to the Cayman Companies Act shall receive payment thereof from the Company in accordance with the Cayman Companies Act. The Company shall deliver prompt notice to the PubCo of any demands for payment or appraisal of any Company Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the Cayman Companies Act that relate to such demand and the PubCo shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of PubCo (which consent may or may not be given in the sole and absolute discretion of PubCo).

1.06 Withholding. Notwithstanding any provision contained herein to the contrary, each of PubCo, and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Company Shareholder pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. Any amount deducted or withheld pursuant to this Section 1.06 shall be treated for all purposes of this Agreement as having been paid to such Person in respect of such deduction and withholding. At least five (5) Business Days prior to the Closing, PubCo or the Exchange Agent, as applicable, shall (a) notify the Company Shareholders of any anticipated withholding, (b) consult with the Company in good faith to determine whether such deduction and withholding is required and (c) cooperate with the Company Shareholders to minimize the amount of any applicable withholding. Each of PubCo, and the Exchange Agent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law.

1.07 Payment Methodology.

(a) Prior to the Effective Time, the Company, PubCo and the Exchange Agent shall enter into an exchange agent agreement (the “Exchange Agent Agreement”), and at or prior to the Effective Time, PubCo shall make available to the Exchange Agent the Merger Consideration to be paid in respect of (i) the Company Shares pursuant to Section 1.02(b) and (ii) the Company Rights pursuant to Section 1.02(d) (the “Rights Shares”).

(b) After the Closing, promptly following delivery by a Company Shareholder (other than any Person who was a registered holder of Excluded Shares or Dissenting Shares immediately prior to the Effective Time, solely with respect to such Excluded Shares or Dissenting Shares) to the Exchange Agent of a duly completed and executed letter of transmittal in a form mutually agreeable to the Parties (a “Letter of Transmittal”) and, if the Company Shares of such Company Shareholders are certificated, the share certificates representing such Company Shares, subject to the satisfaction of any other conditions to be met as set forth in the Letter of Transmittal, PubCo shall promptly (i) issue, or cause to be issued, to the Company Shareholders and Company Right Holders (and PubCo shall direct the Exchange Agent to take all necessary action to record and effect the same) the number of PubCo Class A Ordinary Shares equal to (A) the Per Share Merger Consideration multiplied by the number of Company Shares registered in the name of such Company Shareholder immediately prior to the Effective Time (the “Share Merger Consideration”) plus (B) the number of Rights Shares determined pursuant to Section 1.02(d) registered in the name of all the Company Right Holders immediately prior to the Effective Time (the “Rights Merger Consideration”) and (ii) issue, or cause to be issued, to such Company Shareholders and Company Right Holders (and PubCo shall direct the Exchange Agent to take all necessary action to record and effect the same) the number of PubCo Class A Ordinary Shares equal to the sum of (A) the Share Merger Consideration plus (B) the Rights Merger Consideration (the “Merger Consideration”). Any portion of the Merger Consideration that remains undistributed to the Company Shareholders on the date that is one (1) year after the Effective Time shall be delivered to PubCo upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their certificates representing such Company Shares for exchange pursuant to this Section 1.07 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Shares represented by such certificates solely to PubCo (subject to abandoned property, escheat or similar Laws). Any portion of the Merger Consideration remaining unclaimed by the Company Shareholders three (3) years after the Closing Date (or if earlier, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of PubCo free and clear of any claims or interest of any Person previously entitled thereto.

(c) Any Merger Consideration that is to be issued to Company Shareholders under this Agreement shall be issued directly to registered Company Shareholders in accordance with the instructions specified by such holder in its Letter of Transmittal. In no event shall any fractional shares of Share Merger Consideration or fractional interest of Merger Consideration be issued under this Agreement (with any fractional PubCo Class A Ordinary Share that would otherwise be issued rounded down to the nearest whole PubCo Class A Ordinary Share). If any portion of the Merger Consideration is to be issued to a Person other than the Person in whose name the relevant Company Shares or Company Rights were registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Shares or Company Rights shall have been permitted in accordance with the terms of the Company’s Governing Documents, as in effect immediately prior to the Effective Time, (ii) the certificate of such Company Shares or Company Rights shall be properly endorsed or shall otherwise be in proper form for transfer, (iii) the recipient of such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is issued, shall have already executed and delivered counterparts to such other documents as are reasonably deemed necessary by the Surviving Company or PubCo, including, with respect to the Lock-Up Shareholders, the Lock-Up Agreements, and (iv) the Person requesting such delivery shall pay to the PubCo any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such certificate of Company Shares or Company Rights or establish to the satisfaction of the Surviving Company and PubCo that such Tax has been paid or is not payable.

(d) None of PubCo, the Exchange Agent, the Surviving Company nor their Affiliates shall be liable to any Company Shareholder for any Merger Consideration paid to any public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) In the event that any certificates representing Company Shares or Company Rights have been lost, stolen or destroyed, the Exchange Agent shall issue, upon receipt of an affidavit of that fact by the holder thereof in form and substance satisfactory to the Exchange Agent, the Merger Consideration payable in respect thereof pursuant to Section 1.02. PubCo or the Exchange Agent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against PubCo, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.08 The Closing.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by the exchange of copies of documents at 10:00 a.m. local time in the Cayman Islands on the second Business Day following full satisfaction or, to the extent permitted by applicable Law, due waiver of all of the closing conditions set forth in ARTICLE VII hereof (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions) or on such other date or time as is mutually agreed to in writing by PubCo and the Company. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

(b) No later than the second (2nd) Business Day prior to the Closing Date, the Company shall deliver to PubCo written notice setting forth: (i) the aggregate amount of cash proceeds that shall be required to satisfy any exercise of the redemption of Company Shares prior to the Closing pursuant to the Governing Documents of the Company (the “Company Redemptions”); (ii) the amount of cash in the Trust Account and the amount of Company Transaction Costs as of the Closing; and (iii) the number of Company Shares and Company Rights to be outstanding as of immediately prior to the Effective Time and after giving effect to the Company Redemptions (such written notice of (i), (ii) and (iii), together, the “Closing Statement”). If the PubCo in good faith disagrees with any portion of the Closing Statement, then the PubCo may deliver a notice of such disagreement to the Company until the Business Day prior to the Closing Date (the “Pre-Closing Notice of Disagreement”). The Company and PubCo shall seek in good faith to resolve any differences they have with respect to the matters specified in the Pre-Closing Notice of Disagreement.

1.09 Tax-Matters. To the extent applicable, if the Merger qualifies for the Intended Tax Treatment, for U.S. federal income tax purposes, the Parties shall (to the maximum extent permitted by applicable Legal Requirements) prepare and file all U.S. income Tax Returns consistent with the Intended Tax Treatment; provided, for the avoidance of doubt, nothing in this Section 1.09 shall prevent any Party or any of their respective Affiliates from settling, or require any of them to litigate, any challenge or other similar proceeding by any Governmental Entity with respect to the Intended Tax Treatment. This Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the sections of the disclosure letter prepared by the Company and dated as of the date of this Agreement (as supplemented or modified by mutual agreement of the Parties prior to Closing, the “Company Disclosure Letter”) (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the SEC Reports filed or furnished by the Company prior to the date hereof (excluding any disclosures in such SEC Reports under the headings “Risk Factors”, “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), the Company represents and warrants to PubCo and Merger Sub as follows:

2.01 Organization and Power. The Company is an exempted company limited by shares duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, with full power and authority to enter into this Agreement and perform its obligations hereunder. There is no pending, or to the Company’s Knowledge, threatened, action for the dissolution, liquidation or insolvency of the Company.

2.02 Authorization. Subject to receipt of the Company Shareholder Approval and the other consent or approvals described in Section 2.05 of this Agreement, the execution, delivery and performance of this Agreement by the Company and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Documents to which it is a party. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of PubCo and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

2.03 No Violations. Subject to (a) receipt of the Company Shareholder Approval, (b) the registration of the Merger Documents (including the Plan of Merger) by the Cayman Registrar and (c) compliance with and filings under U.S. federal securities Laws, any U.S. state or foreign securities or “blue sky” laws and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the execution and delivery of other Transaction Documents to which the Company is party do not and shall not, and the performance and compliance with the terms and conditions hereof and thereof by the Company and the consummation of the transactions contemplated hereby and thereby by the Company shall not (with or without notice or passage of time, or both):

(a) violate or conflict with any of the provisions of the Company’s Governing Documents and any agreement(s) to which the Company is subject to; or

(b) violate, conflict with, result in a breach or constitute a default under any provision of, or require any notice, filing, consent, authorization or approval under, any Legal Requirement binding upon the Company.

2.04 Capitalization; Subsidiaries.

(a) Except for any changes to the extent permitted pursuant to Section 4.01 or for changes resulting from any Company Redemptions, the authorized share capital of the Company is US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share (the “Company Shares”). Assuming separation of all Company Units, as of the date of this Agreement, there are 8,863,000 Company Shares issued and outstanding, including a total of 1,963,000 Company Shares held by the Sponsor.

(b) The Company issued a total of 7,138,000 Company Units upon the consummation of its IPO, including 6,900,000 Company Units to the purchasers in the IPO and 238,000 Company Units to the Sponsor. Assuming separation of all Company Units, as of the date of this Agreement, there are (A) 8,863,000 Company Ordinary Shares issued and outstanding (including 7,138,000 Company Ordinary Shares issued and outstanding pursuant to the Company Units) (the “Outstanding Shares”), and (B) 7,138,000 Company Rights issued and outstanding (including 7,138,000 Company Rights issued and outstanding pursuant to the Company Units) (the “Outstanding Rights”). The Company Units, the Outstanding Shares and the Outstanding Rights are collectively referred as the “Company Equity Securities”. All the outstanding Company Equity Securities have been duly and validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of the Securities Act, and any relevant U.S. state securities Laws or pursuant to valid exemptions therefrom.

(c) Except for this Agreement, the Company Redemption obligation, the Outstanding Rights, or as set forth in Schedule 2.04 of the Company Disclosure Letter, the Company has not granted any outstanding options, share appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Shares, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Company Shares or the value of which is determined by reference to the Company Shares, and there are no contracts of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its Company Shares.

(d) The Company has no Subsidiaries and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. The Company is not party to any contract that obligates the Company to invest money in, loan money to or make any capital contribution to any other Person.

2.05 Governmental Consents, Etc. Except for (a) receipt of the Company Shareholder Approval, (b) the applicable requirements of the U.S. federal securities Laws, any U.S. state or foreign securities or “blue sky” laws, and the rules and regulations of Nasdaq, (c) the registration of the Merger Documents (including the Plan of Merger) by the Cayman Registrar, and (d) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect, the Company is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, as applicable, and no consent, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, as applicable.

2.06 Legal Proceedings. There are no pending or, to the Company’s Knowledge, threatened Legal Proceedings, in each case, against the Company including, any that (a) challenges the validity or enforceability of the Company’s obligations under this Agreement or the other Transaction Documents to which the Company is party or (b) seeks to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by the Company of the transactions contemplated herein or therein or otherwise result in a Company Material Adverse Effect.

2.07 SEC Filings and Financial Statements.

(a) Except as set forth on Schedule 2.07 of the Company Disclosure Letter, the Company has timely filed or furnished all forms, reports, schedules, forms, statements and other documents required to be filed by it with the SEC (collectively, as they have been amended since the time of their filing and including all exhibits and supplements thereto, the “SEC Reports”), and, as of the Closing, shall have filed or furnished all other statements, reports, schedules, forms, statements and other documents required to be filed or furnished with the SEC subsequent to the date of this Agreement. The SEC Reports did not at the time they were filed with the SEC (except to the extent that information contained in any SEC Report has been superseded by a later timely filed SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein.

(c) Except as and to the extent set forth on the balance sheet of the Company at December 31, 2024, including the notes thereto (as set forth in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024 on file with the SEC, the “Company Subject Balance Sheet”) or described in Schedule 2.07 of the Company Disclosure Letter, the Company has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), of the type required to be reflected on a consolidated balance sheet prepared in accordance with GAAP except for (i) liabilities and obligations incurred since the date of the Company Subject Balance Sheet in the Ordinary Course of Business that are not, individually or in the aggregate, material to the Company and none of which results from or arises out of any material breach of or material default under any contract, material breach of warranty, tort, material infringement or material violation of Law; (ii) liabilities and obligations incurred in connection with the transactions contemplated by the Company as set forth in this Agreement; (iii) the Company Transaction Costs; and (iv) liabilities and obligations which are not, individually or in the aggregate, material to the Company.

(d) The Company has heretofore furnished to PubCo and Merger Sub complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e) All comment letters received by the Company from the SEC or the staff thereof since its inception through the date hereof and all responses to such comment letters filed by or on behalf of the Company are either publicly available on the SEC’s EDGAR website or have otherwise been made available to PubCo and Merger Sub.

(f) To the Company’s Knowledge each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(g) The Company has timely filed and made available to PubCo and the Merger Sub all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any SEC Report (the “Company Certifications”). Each of the Company Certifications is true and correct. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. As used in this Section 2.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h) The Company maintains and shall continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) The Company has no off-balance sheet arrangements.

(j) Neither the Company nor, to the Knowledge of the Company, any manager, director, officer, employee, auditor, accountant or other Representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company, whether or not employed by the Company, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board (or any committee thereof) or to any director or officer of the Company. Since the Company’s inception, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(k) Neither the Company nor any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

2.08 Absence of Certain Changes. Except as set forth in Schedule 2.08 of the Company Disclosure Letter, during the period from the date of the Company Subject Balance Sheet to the date hereof, the Company has conducted its business in the Ordinary Course of Business and:

(a) there has not been a Company Material Adverse Effect;

(b) the Company has not declared, set aside or paid any dividend or other distribution or payment in respect of its securities;

(c) the Company has not sold, assigned, transferred, conveyed, leased or otherwise disposed of any material portion of its assets or incurred any Indebtedness;

(d) the Company has not made any loans, advances, or capital contributions to, or investments in, any Person;

(e) the Company has not (i) increased the base salary or base wages payable to any of its officers or employees other than increases made in the Ordinary Course of Business, (ii) increased severance obligations payable to any of its officers or employees or (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the Ordinary Course of Business;

(f) the Company has not acquired by merger, consolidation or otherwise any business of any Person or division thereof;

(g) there has not been any casualty event that has resulted in or is reasonably likely to result in a loss in excess of $500,000, whether or not covered by insurance;

(h) there has not been any material change by the Company in accounting or Tax reporting principles, methods or policies;

(i) the Company has not made or rescinded any material election relating to Taxes, settled or compromised any material Claim relating to Taxes, or amended any material Tax Return;

(j) the Company has not settled any material Legal Proceedings; and

(k) the Company has not agreed or committed, whether orally or in writing, to do any of the foregoing.

2.09 Company Trust Amount. As of the day immediately preceding the date hereof, the Company Trust has a rounded-off balance of no less than $69,000,000 (the “Company Trust Amount”). Such monies are invested solely in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Wilmington Trust, National Association pursuant to the Company Trust Agreement. The Company Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Company Trust Agreement in the SEC Reports to be inaccurate in any material respect or that would entitle any Person (other than the underwriters of Company’s initial public offering for deferred underwriting commissions as described in the SEC Reports and holders of Company Public Shares who shall have elected to redeem their Company Shares pursuant to the Company’s Governing Documents, to any portion of the proceeds in the Company Trust). Prior to the Closing, none of the funds held in the Company Trust may be released except (x) to pay income and other tax obligations from any interest income earned in the Company Trust or (y) to redeem Company Shares in accordance with the provisions of Company’s Governing Documents (the “Permitted Releases”).

2.10 Broker. Except as set forth in Schedule 2.10 of the Company Disclosure Letter, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company.

2.11 Solvency. The Company is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company.

2.12 Company Information. None of the information supplied or to be supplied by the Company or any of its Affiliates expressly for inclusion in the SEC Reports, the Proxy Statement to be delivered to the Company Shareholders with respect to the Offer or the Merger, any supplements thereto or in any other document filed with any Governmental Entity in connection herewith, shall, at the date of filing or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company or that is included in the applicable filings). No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied or to be supplied by, the Group Companies, the shareholders of the Group Companies, or any of their respective Affiliates.

2.13 Listing. The Company Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq as of the date hereof. As of the date hereof, there is no Legal Proceeding pending or, to the Company’s Knowledge, threatened in writing against the Company by the SEC with respect to the deregistration of the Company Shares under the Exchange Act. As of the date hereof, there is no Legal Proceeding pending or, to the Company’s Knowledge, threatened in writing against the Company by Nasdaq with respect to the delisting of the Company Shares on Nasdaq. The Company has taken no action that is designed to terminate the registration of the Company Shares under the Exchange Act.

2.14 Affiliate Transactions. Other than (i) for payment of salary and benefits for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or (iii) with respect to any Person’s ownership of shares or other securities of the Company, there are no contracts or arrangements under which there are any existing or future liabilities or obligations between the Company, on the one hand, and, on the other hand, any (y) present or former manager, employee, officer or director of the Company or any of its Subsidiaries or (z) record or beneficial owner of 5% or more of the outstanding Company Shares as of the date hereof, except as described in the SEC Reports.

2.15 Company Contracts. The Company is not party to any contract (other than nondisclosure agreements (containing customary terms) to which the Company is a party that were entered into in the Ordinary Course of Business) except for those contracts filed as exhibits to the Company’s SEC Reports or as set forth on Schedule 2.15 of the Company Disclosure Letter.

2.16 Intellectual Property. The Company does not own or license the right to use any patents, copyrights, trademarks, trade secrets, know-how or software, and none are or ever have been necessary for the operation of its business.

2.17 Employees.

(a) Other than the officers of the Company, the Company has no employees.

(b) The Company is not, nor has ever been, a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. There has been no organizational effort made or, to the Knowledge of the Company, threatened, either currently or since the date of organization of the Company, by or on behalf of any labor union with respect to the service providers of the Company. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, and wages and hours, and (ii) all payments due from the Company on account of wages have been paid or properly accrued as a liability on the books of the Company.

2.18 Employee Benefits. Neither the Company nor any of its ERISA Affiliates maintains, sponsors or contributes to or in the past has maintained, sponsored or contributed to any Company Employee Benefit Plan. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall, individually, in the aggregate or in connection with any other event, (a) result in any payment becoming due to any officer, employee, consultant or director of the Company, (b) increase or modify any benefits otherwise payable by the Company to any employee, consultant or director of the Company, or (c) result in the acceleration of time of payment or vesting of any such benefits.

2.19 Real Property. The Company does not own, lease or use any real property except as described in the SEC Reports.

2.20 Tax Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company has timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it and all such Tax Returns are true, correct, and complete in all respects;

(b) all Taxes of the Company (whether or not shown on any Tax Returns) that are due have been fully and timely paid;

(c) the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party;

(d) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Company;

(e) there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of the Company or the assets of the Company; and

(f) no deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against the Company.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 2.20 are the only representations and warranties in this Agreement with respect to the Tax matters of the Company.

2.21 Legal Requirements and Permits.

(a) the Company is in compliance in all material respects with all applicable Legal Requirements. As of the date hereof, the Company is not under investigation by any Governmental Entity with respect to any alleged material violation of any applicable Legal Requirements.

(b) the Company has been granted all Permits necessary for and material to the conduct of its business as conducted as of the date hereof, taken as a whole. Such Permits are valid and in full force and effect and each Group Company is in material compliance with all of such Permits. There is no lawsuit or similar proceeding pending or, to the Knowledge of the Company, threatened, to revoke, suspend, withdraw or terminate any such Permit.

2.22 Insurance. Except as set forth on Schedule 2.22 of the Company Disclosure Letter, the Company does not own or maintain any insurance policies, nor is any insurance necessary for the operation of its business.

2.23 Vote Required. The affirmative vote of a majority of at least two-thirds (2/3s) of the holders of the Company Shares present in person or by proxy at the Company Shareholders’ Meeting and entitled to vote is required to approve the Merger and the entry into the Plan of Merger. The affirmative vote of the holders of a majority of the Company Shares and present in person or by proxy at the Company Shareholders’ Meeting and entitled to vote is required to approve the entry into this Agreement and the transaction contemplated hereby (said votes, collectively, the “Company Required Vote”). The Company Required Vote is the only vote of any class or series of shares of the Company that is required to obtain approval of the Merger, the entry into the Plan of Merger, this Agreement and the transactions contemplated hereby.

2.24 Intentionally Omitted.

2.25 Investment Company. The Company is not an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

2.26 Intentionally Omitted.

2.27 Absence of Certain Payments. As of the date of this Agreement, to the Knowledge of the Company, no employee of the Company has, and no agent or other Representative when acting on behalf of the Company has, in violation of Law (i) used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other payment.

2.28 Company Investigations. The Company acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Group Companies which it and its Representatives have desired or requested to review, and that they and their Representatives have had full opportunity to meet with the management of PubCo and to discuss the business and assets of the Group Companies. The Company acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Group Companies and their respective businesses and operations.

NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE II, THE COMPANY IS NOT MAKING ANY REPRESENTATION OR WARRANTY TO PUBCO OR MERGER SUB WITH RESPECT TO THE COMPANY, ITS AFFILIATES OR ANOTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, THIS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE BY ANY PERSON TO PUBCO OR MERGER SUB OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. NEITHER PUBCO NOR MERGER SUB MAY RELY ON ANY SUCH OTHER DOCUMENTATION, FORECASTS, PROJECTIONS ORNOTHER INFORMATION AS A REPRESENTATION OF THE COMPANY, ITS AFFILIATES OR SHAREHOLDERS IN DETERMINING TO ENTER INTO THIS AGREEMENT. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NONE OF THE COMPANY, ITS AFFILIATES OR ITS SHAREHOLDERS SHALL HAVE, OR BE SUBJECT TO, ANY LIABILITY UNDER THE TRANSACTION DOCUMENTS TO PUBCO OR MERGER SUB, OR THEIR RESPECTIVE SHAREHOLDERS OR AFFILIATES RESULTING FROM THE DISTRIBUTION TO, OR USE BY ANY OF THEM OF ANY SUCH DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION FURNISHED OR MADE AVAILABLE TO ANY OF THEM OR THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO ANY OF THEM IN ANY DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT IN THE CASE OF FRAUD. ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PUBCO AND MERGER SUB

Except as set forth in the sections of the disclosure letter prepared by PubCo and dated as of the date of this Agreement (as supplemented or modified by mutual agreement of the Parties prior to Closing, the “PubCo Disclosure Letter” (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), each of PubCo and Merger Sub represents and warrants to the Company as follows:

3.01 Existence and Good Standing.

(a) Each of the Group Companies is duly organized, validly existing and, to the extent applicable in the respective jurisdiction is in good standing under the Laws of the jurisdiction in which it is incorporated or organized to the extent applicable in such jurisdiction. Each of the Group Companies has all requisite corporate power and authority to own, lease and operate the properties and assets it owns, leases and operates and to carry on its business as such business is conducted, as of the date hereof.

(b) Each of the Group Companies is qualified to do business as a foreign entity in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where failure to be so duly qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. PubCo has made available to the Company an accurate and complete copy of each Governing Document of each Group Company, in each case, as in effect as of the date of this Agreement. Such Governing Documents (as amended to the date of this Agreement) are in full force and effect.

3.02 Authority; Enforceability. Each of PubCo and Merger Sub has the full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party, subject (in the case of performance) to obtaining the PubCo Shareholders Approval. Subject to receipt of the PubCo Shareholders Approval and the other consent or approvals described in Section 3.03, the execution, delivery and performance of this Agreement by the Company and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Documents to which it is a party. This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by the PubCo and, assuming that this Agreement is a valid and binding obligation of the Company, this Agreement and each of the other Transaction Documents to which PubCo or Merger Sub is a party (or shall be a party at the Closing) constitutes (or shall constitute) the valid and binding obligation of PubCo and Merger Sub, as applicable, enforceable against PubCo and Merger Sub, as applicable, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

3.03 No Violations. Except for (i) the registration of the Merger Documents (including the Plan of Merger) by the Cayman Registrar, (ii) compliance with and filings under the U.S. federal securities Laws, any U.S. state or foreign securities or “blue sky” laws and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by PubCo or Merger Sub and the execution and delivery of the other Transaction Documents to which PubCo or Merger Sub is a party does not and shall not, and the performance and compliance with the terms and conditions hereof and thereof by PubCo or Merger Sub and the consummation of the transactions contemplated hereby and thereby by PubCo or Merger Sub shall not (with or without notice or passage of time, or both):

(a) violate, conflict with, result in a breach or constitute a default under any of the provisions of the memorandum and articles of association, certificate of incorporation or bylaws (or equivalent organizational documents) of any Group Company;

(b) (i) violate or conflict with any provision of, (ii) cause a default under, or (iii) give rise to, or result in, a right of termination, cancellation, or acceleration of any obligation under any Legal Requirement applicable to a Group Company, except in each case as would not reasonably be expected to have a Material Adverse Effect;

(c) (i) violate any provision of or result in a breach, default or acceleration of, or require a consent under, any Material Contract to which a Group Company is party or terminate or result in the termination of any Material Contract to which a Group Company is party, or result in the creation of any Lien under any Material Contract to which a Group Company is party or upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (ii) result in a violation or revocation of any required approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i) or (ii) would not, individually or in the aggregate, reasonably be expected to have a PubCo Material Adverse Effect; or

(d) require the (i) filing under the Financial Investment Services and Capital Markets Act of the Republic of Korea and its Enforcement Decrees, the KOADAQ Market Listing Regulations and its Detailed Enforcement Rules and the KOSDAQ Market Disclosure Regulations and its Detailed Enforcement Rules (the “KOSDAQ”) or (ii) approval from any Governmental Entity or other Person that regulates the KOSDAQ Market.

3.04 Capitalization; Subsidiaries.

(a) As of the date hereof, the authorized share capital of PubCo is Fifty Thousand Dollars (US$50,000) divided into two classes of ordinary shares, (i) 430,000,000 Class A Ordinary Shares, each with a par value of US$0.0001 each and (ii) 70,000,000 Class B Ordinary Shares, each with a par value of US$0.0001, out of which 10,000,000 Class A Ordinary Shares and 30,000,000 Class B Ordinary Shares are outstanding as of the date of this Agreement (collectively, the “Outstanding PubCo Shares”). Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters of the PubCo, and each Class B Ordinary Share shall entitle the holder to ten (10) votes on all matters of the PubCo.

As of the date hereof, the Outstanding PubCo Shares are the only shares of PubCo issued and outstanding and no PubCo Ordinary Shares are held as treasury shares. All the Outstanding PubCo Ordinary Shares have been duly and validly issued and are fully paid, and were issued in accordance with the PubCo’s Governing Documents and the Cayman Companies Act, and have not been issued in violation of any preemptive or similar rights. Schedule 3.04(a) of the PubCo Disclosure Letter accurately sets forth the name and ownership amount of the holders of the Outstanding PubCo Shares as of the date of this Agreement.

(b) The authorized share capital of the Merger Sub is Fifty Thousand Dollars (US$50,000) divided into 50,000,000 Merger Sub Shares, each with a nominal or par value of US$0.001. As of the execution of this Agreement, only one Merger Sub Share is issued and outstanding. The sole outstanding Merger Sub Share has been duly authorized, validly issued, fully paid and is non-assessable and is not subject to preemptive rights and is held by the PubCo.

(c) The PubCo Class A Ordinary Shares to be issued as Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and issued in compliance with the Cayman Companies Act, all applicable state and U.S. federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the memorandum and articles of association or any contract to which PubCo is a party or otherwise bound. There are no outstanding bonds, debentures, notes or other indebtedness of PubCo having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the PubCo’s Shareholders may vote. To the Knowledge of PubCo, other than pursuant to the Lock-Up Agreements dated as of the date of this Agreement, none of the PubCo Ordinary Shares are subject to any proxies, voting agreements, voting trusts or other similar arrangements which affect the rights of holder(s) to vote such securities, nor are any shareholder agreements, buy-sell agreements, restricted share purchase agreements, share purchase agreements, warrant purchase agreements, share issuance agreements, share option agreements, rights of first refusal or other similar agreements, in each case, to which PubCo is a party, existing as of the date hereof with respect to such securities which in any manner would affect the title of any holder(s) to such securities or the rights of any holder(s) to sell the same free and clear of all Liens.

(d) Schedule 3.04(d) of the PubCo Disclosure Letter accurately sets forth the name and place of incorporation or formation of each Subsidiary of PubCo as of the date hereof and the ownership structure of each Group Company. As of the date hereof, except as provided for in Section 3.04(d) of the PubCo Disclosure Letter, the majority ownership of each such Subsidiary is either directly or indirectly owned or controlled by PubCo either via equity or contractual arrangement in the manner set forth in Section 3.04(d) of the PubCo Disclosure Letter. Each Group Company’s issued and outstanding shares, nominal share capital or other equity securities have been, to the extent applicable, duly authorized and validly issued and are fully paid and non-assessable. As of the date hereof, no Group Company has granted or issued any outstanding options, share appreciation rights, phantom stock, warrants, rights or other securities convertible into or exchangeable or exercisable for PubCo Ordinary Shares and there are no outstanding stock-based performance units, profit participations, restricted stock awards, restricted stock units or other equity-based compensation awards or similar rights with respect to the PubCo, options, warrants, rights or other securities convertible into or exchangeable or exercisable for PubCo Ordinary Shares or other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of PubCo Ordinary Shares. There are no agreements requiring any Group Company to issue, purchase, register, redeem or otherwise acquire, or transfer, sell or otherwise dispose of any shares of capital stock or other securities of any Group Company, including any options, subscriptions, rights, warrants, calls or other similar commitments or agreements relating thereto, or any share appreciation rights or securities convertible into or exchangeable or exercisable for PubCo Ordinary Shares, or any commitments or agreements the value of which is determined by reference to the PubCo Ordinary Shares. Unless disclosed in Schedule 3.04(d) of the PubCo Disclosure Letter, other than pursuant to the Lock-Up Agreements, no shares or other securities of any Group Company, are subject to any proxies, voting agreements, voting trusts or other similar arrangements which affect the rights of holder(s) to vote such securities, nor are any stockholder agreements, buy-sell agreements, restricted share purchase agreements, equity purchase agreements, warrant purchase agreements, stock issuance agreements, stock option agreements, rights of first refusal or other similar agreements, in each case, to which the PubCo or Merger Sub is a party, existing as of the date hereof with respect to such securities which in any manner would affect the title of any holder(s) to such securities or the rights of any holder(s) to sell the same free and clear of all Liens.

(e) Merger Sub is a newly incorporated company, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Merger Sub is a direct wholly owned Subsidiary of PubCo. Merger Sub has no Subsidiaries.

(f) Except for the obligations or liabilities incurred in connection with its organization, and the transactions contemplated by this Agreement, Merger Sub has not, and shall not have prior to the Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(g) Except as provided for in this Agreement, the other Transaction Documents, or pursuant to the PIPE Investment, as a result of the consummation of the Merger, no shares of capital stock, warrants, options or other securities of the Group Companies are issuable and no rights in connection with any shares, warrants, options or other securities of the Group Companies accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

3.05 PubCo Disclosures and Notifications; Financial Position

(a) Each Group Company, as applicable and required, has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed by it with KOSDAQ.

(b) The financial statements of PubCo and the Group Companies were prepared in accordance with all Relevant Accounting Standards (except as disclosed or stated in the relevant accounts) and gave a true and fair view of the state of affairs of PubCo and the Group Companies at the end of each of the relevant financial periods, subject to any qualifications contained in the report of the auditors on such accounts and of the profits and cashflows of the Group Companies for each such period.

(c) PubCo and each Group Company has established procedures which provide a reasonable basis for its respective directors to make proper judgments as to the financial position of the Group Companies.

(d) In the last 12 months, there has been no change in the internal control over financial reporting of the PubCo or Group Companies that has affected, or is reasonably likely to affect, in any material respect, PubCo’s internal control over financial reporting of the Group Companies.

(e) The Group Companies keep books, records and accounts which accurately and fairly reflect its transactions, assets and liabilities.

3.06 Financial Statements and Other Financial Matters; No Undisclosed Liabilities.

(a) Set forth in Schedule 3.06 of the PubCo Disclosure Letter are the following financial consolidated statements of the Group Companies (the “Group Companies’ Financial Statements”):

(i) the unaudited consolidated balance sheet of each of the Group Companies as of December 31, 2024 and the related unaudited consolidated statement of comprehensive income (loss) for the six-month period then ended (such statements of operations collectively, the “Latest Statement of Operations”); and

(ii) the audited, consolidated balance sheets of the Group Companies as of June 30, 2023 and June 30, 2024 and the related consolidated statements of income, changes in deficit and cash flows for the years ended June 30, 2023 and June 30, 2024 (and which include the notes thereto and the report of PubCo’s independent auditor).

(b) The Group Companies’ Financial Statements are true and correct in all material respects and (i) were prepared based upon the books and records of the Group Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with the applicable accounting standards of the Group Companies, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required under its applicable accounting standards and exclude year-end adjustments which shall not be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Group Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Group Companies for the periods indicated, except as otherwise noted therein and subject to recurring adjustments normally made at year-end, including accounting for the Company’s preferred stock, warrants, and share-based awards.

(c) Since the Latest Balance Sheet Date, none of the Group Companies has incurred any obligation or liability of any nature (whether accrued, absolute, contingent or otherwise) of the type required to be reflected on a consolidated balance sheet prepared in accordance with GAAP applied on a basis consistent with Group Companies’ past practices, other than any such liabilities or obligations (i) incurred in the Ordinary Course of Business since the Latest Balance Sheet Date, (ii) that are described in Schedule 3.06 of the PubCo Disclosure Letter, (iii) incurred in connection with the transactions contemplated by this Agreement, (iv) for performance of obligations of any Group Company under the Material Contracts, (v) otherwise disclosed in the Group Companies’ Financial Statements, this Agreement or the PubCo Disclosure Letter or (vi) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as set forth in the Group Companies’ Financial Statements, no Group Company is subject to any liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Group Companies as of the balance sheet date contained in the Group Companies’ Financial Statements or (ii) not material and that were incurred after the balance sheet date in the Ordinary Course of Business consistent with past practice.

(e) The PubCo has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the Group Companies (including any fraud that involves management or other employees who have a significant role in the internal controls of the Group Companies) is made known to the management of the PubCo by others within any of the Group Companies and are effective in recording, processing, summarizing and reporting financial data. The PubCo and each Group Company maintains and shall continue to maintain a standard system of accounting established and administered in accordance with GAAP. The PubCo and each Group Company has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each Group Company maintains books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that are designed to provide reasonable assurance that (i) such Group Company does not maintain any off-the-book accounts and that such Group Company’s assets are used only in accordance with such Group Company’s management directives, (ii) transactions are executed in accordance with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Group Company in accordance with GAAP and to maintain accountability for such Group Company’s assets, (iv) access to such Group Company’s assets is permitted only in accordance with management’s authorization, and (v) adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a timely basis. All of the financial books and records of the Group Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Group Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Group Company. For the past three (3) years, no Group Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Group Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Group Company has engaged in questionable accounting or auditing practices.

(f) Except as set forth on Schedule 3.06(f) of the PubCo Disclosure Letter, none of the Group Companies nor, to the Knowledge of the Company, an independent auditor of the Group Companies has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Group Companies, (ii) any fraud, whether or not material, that involves the Group Companies’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) to the Knowledge of the Company, any claim or allegation regarding any of the foregoing.

3.07 Absence of Certain Changes. During the period from the Latest Balance Sheet Date to the date hereof, each Group Company has conducted its business in the ordinary course substantially consistent with past practices and:

(a) there has not been a Material Adverse Effect;

(b) none of the Group Companies has declared, set aside or paid any dividend or other distribution or payment in respect of its securities other than intercompany distributions;

(c) none of the Group Companies has sold, assigned, transferred, conveyed, leased or otherwise disposed of any material portion of its assets or incurred any Indebtedness, except in the Ordinary Course of Business;

(d) none of the Group Companies has made any loans, advances, or capital contributions to, or investments in, any Person other than another Group Company;

(e) none of the Group Companies has (i) increased the base salary or base wages payable to any of its officers or employees other than increases made in the Ordinary Course of Business, (ii) increased severance obligations payable to any of its officers or employees or (iii) made or committed to make any bonus payment to any of its employees or agents other than payments or arrangements in the Ordinary Course of Business;

(f) none of the Group Companies has acquired by merger, consolidation or otherwise any business of any Person or division thereof;

(g) there has not been any casualty event that has resulted in or is reasonably likely to result in a loss in excess of $500,000, whether or not covered by insurance;

(h) there has not been any material change by any of the Group Companies in accounting or Tax reporting principles, methods or policies;

(i) none of the Group Companies has made or rescinded any material election relating to Taxes, settled or compromised any material Claim relating to Taxes, or amended any material Tax Return;

(j) none of the Group Companies has settled any material Legal Proceedings; and

(k) none of the Group Companies has agreed or committed, whether orally or in writing, to do any of the foregoing.

3.08 Real Property; Tangible Property.

(a) Schedule 3.08(a) of the PubCo Disclosure Letter sets forth the address and legal description of each parcel of Owned Real Property and the applicable Group Companies that is the owner thereof. Except as set forth on Schedule 3.08(a) of the PubCo Disclosure Letter, PubCo or one of its Subsidiaries has good, valid and marketable title to all Owned Real Property free and clear of all Liens, except Permitted Liens. Neither PubCo nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. To the Knowledge of PubCo, there are no facts, circumstances, or conditions that are reasonably likely to result in any Liens, except Permitted Liens, against, any possession or occupancy of, or claims to a right or interest in, any of the Owned Real Property. There are no Actions, rights of first refusal or options to acquire, lease, sell or dispose of any Owned Real Property or any portion thereof. Except as otherwise disclosed in Schedule 3.08(a) of the PubCo Disclosure Letter, PubCo or one of its Subsidiaries has exclusive possession of each Owned Real Property.

(b) Schedule 3.08(b) of the PubCo Disclosure Letter lists all real property in which any of the Group Companies owns a leasehold interest as of the date hereof that are material to the operations of PubCo (the “Leased Real Property”) and a complete list of the Real Property Leases applicable thereto. A true and complete copy of each of the written Real Property Leases, as in effect as of the date hereof, has been delivered to PubCo and none of the written Real Property Leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered to PubCo. The title in and to the leasehold interests in the Leased Real Property of each of the Group Companies is free and clear of Liens, except for Permitted Liens. Each of the Real Property Leases is in full force and effect and the Group Companies hold valid and existing leasehold interests thereunder as of the date hereof and enjoys peaceful and undisturbed possession of all Leased Real Property. Other than assignments or security interests that have been or shall be terminated and released on or prior to the Closing Date, no Group Company has previously assigned its interest or granted any other security interest in any of the Real Property Leases. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in material breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the leases for the Leased Real Property, and no party to any Leased Real Property has given any written or, to the Knowledge of the Company, oral, claim or notice of any such material breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole. No Leased Real Property, or any portion thereof, is currently leased, sublet or sublicensed by any Group Company to a third party. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened in writing with respect to any Leased Real Property, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

(c) The Owned Real Property and the Leased Real Property constitute all of the material real property used as of the date hereof in the conduct of the business as conducted by the Group Companies as of the date hereof.

(d) The Group Companies own and have good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property of the Group Companies: (A) constitute all of the assets, rights and properties (other than the Intellectual Property of the Group Companies) that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.

3.09 Tax Matters. Except as set forth on Schedule 3.09 of the PubCo Disclosure Letters:

(a) each of the Group Companies has timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it and all such Tax Returns are true, correct, and complete in all respects;

(b) all Taxes of the Group Companies (whether or not shown on any Tax Returns) that are due have been fully and timely paid;

(c) each of the Group Companies has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party;

(d) there are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Group Companies;

(e) there are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of the Group Companies or the assets of the Group Companies;

(f) no deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against the Group Companies;

(g) no Group Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes and there are no outstanding requests by a Group Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return outside the Ordinary Course of Business;

(h) there are no Tax indemnification agreements or Tax sharing agreements under which any Group Company could be liable after the Closing Date for any material Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements entered into in the Ordinary Course of Business with customers, vendors, lessors, lenders and the like or other agreements, in each case, that do not relate primarily to Taxes;

(i) none of the Group Companies have constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two years; and

(j) no Group Company: (i) has any material liability for the Taxes of another Person (other than any Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor; nor (ii) in the last two (2) years has been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common PubCo of which was and is the PubCo (or another Group Company).

Notwithstanding any other provision in this Agreement, the representations and warranties in Section 1.09, this Section 3.09 and Section 3.14 are the only representations and warranties in this Agreement with respect to the Tax matters of the Group Companies and no representation or warranty is given under this Agreement with respect to any taxable period (or part thereof) that begins after the Closing Date.

3.10 Contracts.

(a) Schedule 3.10 of the PubCo Disclosure Letter sets forth a true, correct and complete list of each Material Contract (as defined below) of the Group Companies that is in effect as of the date of this Agreement. For purposes of this Agreement: “Material Contract” shall mean each of the following contracts to which any of the Group Companies is a party or bound as of the date hereof, other than those that have expired or terminated or have been fully performed in accordance with their terms or that have no material, continuing rights or obligations thereunder, in each case as amended to date:

(i) each lease or agreement under which a Group Company is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $200,000 (excluding the Real Property Leases);

(ii) each contract (other than those entered into by the Group Companies in the Ordinary Course of Business and contracts that can be terminated on not more than 90 days’ notice) that involves future payments, performance or services to or by any of the Group Companies of any amount or value reasonably expected to exceed $500,000 in the 2025 calendar year or $1,000,000 in the aggregate;

(iii) each contract by which any Intellectual Property is licensed to or licensed from any of the Group Companies and that involves annual individual license or maintenance fees in excess of $200,000, other than pursuant to licenses to a Group Company with respect to off-the-shelf or other unmodified commercially available software, including software licensed under “click-wrap” or “shrink-wrap” agreements;

(iv) each material joint venture, profit-sharing, partnership, limited liability company or other similar agreement relating to the formation, operation, management or control of any joint venture, partnership or similar arrangement or licensing arrangement with a third party involving the sharing of profits of any of the Group Companies with such third party;

(v) each contract that prohibits any Group Company from competing in the business of the Group Companies as conducted as of the date hereof or in any geographic area or that restricts any Group Company’s ability to solicit or hire any person as an employee;

(vi) each contract with any director, officer, employee or equity holder of any Group Company (other than contracts relating to any person’s employment with a Group Company);

(vii) each contract under which any Group Company has made advances or loans to another Person, other than to another Group Company or with respect to employee advances for business expenses in the Ordinary Course of Business;

(viii) each contract relating to the incurrence, assumption or guarantee by any Group Company of any Indebtedness under which the principal amount outstanding thereunder payable by any Group Company is greater than $200,000, other than contracts solely between or among the Group Companies;

(ix) each contract with any labor union or collective bargaining association representing any employee of a Group Company;

(x) each contract for any merger, consolidation or business combination with another Person or the acquisition or sale of any Group Company or another entity or any material assets of a Group Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential purchase rights to purchase any of its material assets;

(xi) each contract evidencing an outstanding obligation of a Group Company to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(xii) involves payment by the Group Companies in excess of $200,000 and is with any of the top five (5) suppliers of the Group Companies ranked by dollar volume of payment by the Group Companies;

(xiii) relates to a settlement of any Legal Proceeding for an amount greater than $200,000 entered into within three (3) years prior to the date of this Agreement or under which any Group Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

(xiv) in the PubCo’s determination shall be required to be filed with the Form F-4 under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the PubCo was the registrant; or

(xv) provides another Person (other than another Group Company) with a power of attorney other than in the Ordinary Course of Business.

(b) With respect to each Material Contract, as of the date hereof (i) such Material Contract is the legal and valid obligation of the Group Company party thereto, and, to the Knowledge of PubCo, of each other party thereto, enforceable against each of the Group Companies and, to the Knowledge of PubCo, each other party thereto, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other legal requirements relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity), (ii) no Group Company has given a written notice of its intent to terminate, materially modify, materially amend or otherwise materially alter the terms and conditions of any Material Contract or has received any written claim of default under any Material Contract, other than defaults that have been cured or waived in writing or would not reasonably be expected to have a Material Adverse Effect, and (iii) neither any Group Company thereto nor, to PubCo’s Knowledge, any other party to any Material Contract is in material breach of or in material default under any Material Contract.

3.11 Intellectual Property and Data Security.

(a) Schedule 3.11(a) of the PubCo Disclosure Letter sets forth: as of the date hereof, (i) all Group Company Registered Intellectual Property, specifying as to each item, as applicable: (A) the title of the item, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates (if applicable). Schedule 3.11(a) of the PubCo Disclosure Letter sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions that are material to the Group Companies’ main businesses as currently conducted (“Group Company IP Licenses”) (other than (i) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public generally (collectively, “Off-the-Shelf Software”) and (ii) licenses, sublicenses and other agreements for any Group Company to use Intellectual Property owned by any third party specified in commercial agreements entered into in the Ordinary Course of Business of the Group Companies), under which a Group Company is a licensee or otherwise is authorized to use or practice any material Intellectual Property. Each item of Registered Intellectual Property that is (i) necessary and material for the Group Company’s material business or operations as conducted as of the Closing (the “Group Company Business”) and (ii) owned by any Group Company (“Group Company Registered Intellectual Property”) is subsisting. Each Group Company owns, free and clear of all Liens (other than Permitted Liens) all Group Company Registered Intellectual Property, and where applicable, all assignments have been duly recorded with any governmental agencies or other Intellectual Property offices reflecting the correct ownership of such Group Company Registered Intellectual Property in the applicable Group Company name(s). Each Group Company has a valid and enforceable license to use all material Intellectual Property that is the subject of the Group Company IP Licenses applicable to such Group Company. To the Knowledge of the PubCo, the Group Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions for material Intellectual Property necessary to operate the Group Companies as presently conducted. Each Group Company has performed all material obligations imposed on it in the applicable Group Company IP Licenses, and such Group Company is not in material breach or material default thereunder in any material respect by any Group Company thereunder.

(b) As of the date hereof, no Group Company is currently infringing, or has, in the past five (5) years received any written notice that the conduct of the Group Company Business violates or infringes any Intellectual Property rights of any other Person, nor, to the Knowledge of PubCo, does the conduct of Group Company Business violate or infringe any valid and enforceable Registered Intellectual Property of any other Person. To the Knowledge of PubCo, no third party is infringing, in any material respect, any of the Group Company Registered Intellectual Property. No Legal Proceeding is pending, and, to the PubCo’s Knowledge, no Legal Proceeding is threatened against a Group Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any material Intellectual Property currently owned, licensed, used or held for use by the Group Companies for the Group Company Business. There are no Orders to which any Group Company is a party, or is otherwise materially affected thereby, that restrict the rights of a Group Company to use, transfer, license or enforce any material Intellectual Property owned by a Group Company or restrict the conduct of the Group Company Business in any material respects.

(c) Each of the employees, consultants or contractors of the Group Companies who have contributed to or participated in the discovery, creation or development of any material Group Company Registered Intellectual Property (“Personnel”) (i) has assigned to PubCo, or is under a valid obligation to assign to the Group Companies by contract or otherwise, all right, title and interest in such Intellectual Property, or (ii) is a party to a valid “work for hire” agreement under which the Group Companies are deemed to be the original author/owner of all subject matter included in such Group Company Registered Intellectual Property; or (iii) to the extent the Personnel do not have the ability to take any of the actions described in the foregoing clauses (i) or (ii), has granted to the Group Companies a license or other legally enforceable right granting the Group Companies to use such Group Company Registered Intellectual Property.

(d) The Group Companies have taken commercially reasonable measures to maintain and protect the secrecy, confidentiality and value of the Trade Secrets of Group Company Business. To the Knowledge of the PubCo, no unauthorized disclosure of any such Trade Secret has been made as of the date hereof. The Group Companies have taken commercially reasonable efforts to maintain, protect and enforce the Intellectual Property owned or licensed by them.

(e) Subject to any necessary notices and consents, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby shall not result in the forfeiture, cancellation, termination or other material impairment of, or give rise to any right of any Person to cancel, terminate or otherwise impair the right of the Group Companies to own or use or otherwise exercise any other rights that the Group Companies currently have with respect to any Intellectual Property that is, individually or in the aggregate, material to the Group Companies.

(f) The Group Company Registered Intellectual Property is sufficient for the Group Companies to carry on the business in all material respects from and after the Effective Date as presently carried on by the Group Companies, consistent with past practice. After the Effective time, the Group Companies shall continue to have the right to use all Group Company IP Licenses on identical terms and conditions as the Group Companies enjoyed immediately prior to the Closing. To the Knowledge of the PubCo, no funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center or Governmental Entity were used, directly or indirectly, in the development or commercialization, in whole or in part, of any Group Company Registered Intellectual Property and no such entity has any right, title or interest in or to any Group Company Registered Intellectual Property.

(g) To the Knowledge of the PubCo, each of the Group Companies, and any Processor, to the extent that such Processor was Processing Personal Information on behalf of any Group Company, has at all times during the past two (2) years materially complied with: (i) all applicable Privacy Laws; and (ii) all of the Group Companies’ obligations regarding Personal Information under any contracts; in each case other than any non-compliance that, individually or in the aggregate, would not reasonably be expected to have a PubCo Material Adverse Effect. To the Knowledge of the PubCo, none of the Group Companies has received in the two (2) years prior to the date of this Agreement any written notice of any investigations or claims relating to, or been charged with, any violation of, any Privacy Laws, other than any such investigation, claims or charges that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the PubCo, each of the Group Companies has implemented and maintained commercially reasonable business continuity and security, including back-ups, disaster recovery and security plans, procedures and facilities, regarding the confidentiality, integrity and availability of PubCo IT Systems and Personal Information, in its possession, custody, or under its control, including against loss, theft, misuse or unauthorized Processing, access, use, modification or disclosure. To the Knowledge of the PubCo during the past two (2) years, (i) there have been no material breaches, security incidents, misuse of, or unauthorized Processing of, access to, or disclosure of, any Personal Information in the possession, custody, or control of any of the Group Companies, Processed by the Group Companies (each, a “Personal Information Breach”); (ii) none of the Group Companies have experienced any material information security incident that has materially compromised the integrity or availability of the PubCo IT Systems or the data thereon; and (iii) none of the Group Companies have provided or been legally required to provide any notices to any Person in connection with any Personal Information Breach; in each case, other than any Personal Information Breaches that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.12 Legal Proceedings; Orders. Except as disclosed in Schedule 3.12 of the PubCo Disclosure Letter, there are no Legal Proceedings pending and, to the Knowledge of PubCo, there are no Legal Proceeding threatened orally or in writing, against any of the Group Companies or any of its officers or directors, other than any such Legal Proceeding that does not involve an amount in controversy in excess of $100,000 and does not seek material injunctive or other material non-monetary relief. There is no Order outstanding as of the date hereof (whether rendered by a Governmental Entity or by arbitration) against any Group Company or by which any Group Company is bound that involves an unsatisfied monetary obligation in excess of $100,000 or would reasonably be expected to have a Material Adverse Effect. To the Knowledge of PubCo, there are (a) no facts or circumstances that would reasonably be expected to give rise to any material Legal Proceeding, (b) no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; and (c) no settlement or similar agreement that imposes any material ongoing obligations or restrictions on any of the Group Companies.

3.13 Consents. Except as disclosed in Schedule 3.13 of the PubCo Disclosure Letter, no additional approval, consent, waiver or authorization of, no Order or filing with, and no notice to, any Governmental Entity or Real Property Lease is or shall be required to be obtained or made by or on behalf of any Group Company in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger, except (a) for the registration of the Merger Documents (including the Plan of Merger) by the Cayman Registrar and (b) as would not result in a Material Adverse Effect.

3.14 Employee Benefits.

(a) Set forth on Schedule 3.14 of the PubCo Disclosure Letter is a true and complete list of China Social Insurance Benefits that each Group Company maintains and makes required contributions to for the full-time employees of the Group Companies. No Group Company is subject to ERISA and for the purposes of ERISA, China Social Insurance Benefits may be deemed to be a Foreign Plan. Other than the China Social Insurance Benefits on Schedule 3.14 of the PubCo Disclosure Letter, no Group Company has within the past ten (10) years maintained or contributed to (or had an obligation to contribute to) any PubCo Employee Benefit Plan.

(b) Except as set forth on Schedule 3.14 of the PubCo Disclosure Letter, with respect to such China Social Insurance Benefits: (i) such China Social Insurance Benefits have been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty that would result in material Liability to any Group Company has occurred; (iii) no action that would result in a material Liability to any Group Company is pending, or to the PubCo’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all required contributions with respect to such China Social Insurance Benefits have been timely made. The Group Companies are, and have since their respective incorporation been, in compliance in all material respects with all applicable Laws regarding the China Social Insurance Benefits.

(c) The consummation of the transactions contemplated by this Agreement and the Transaction Agreements will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a Group Company.

3.15 Insurance. The Group Companies have in full force and effect all material policies or binders of property, fire and casualty, product liability, cyber security, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement. With respect to each insurance policy all policies of insurance maintained by, or for the benefit of, each Group Company as of the date hereof, no Group Company or, to the Knowledge of PubCo, insurer, is in material breach or material default (including with respect to the payment of premiums or the giving of notices), under such policy and all premiums on such insurance policies due and payable as of the date hereof have been paid. All such policies as set forth in Schedule 3.15 of the PubCo Disclosure Letter and are in full force and effect and no written notice of early cancellation or early termination has been received by any Group Company as of the date hereof with respect to any such policy and the policy limits have not been exhausted. All claims, occurrences, litigation and circumstances that could reasonably expected by any Group Company lead to a claim what would be covered by insurance policies have been properly reported to the applicable insurer in a timely fashion, except where the failure to report such a claim, occurrence, litigation or circumstance would not reasonably be expected to have a Material Adverse Effect. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice), which individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect.

3.16 Legal Requirements and Permits.

(a) Each of the Group Companies has during the past three (3) years complied in all material respects with, and is in compliance in all material respects with all applicable Legal Requirements. No written, or to the Knowledge of the PubCo, oral notice of material non-compliance with any applicable Legal Requirements has been received during the past two (2) years by any of the Group Companies. To the Knowledge of PubCo, as of the date hereof no Group Company is under investigation by any Governmental Entity with respect to any alleged material violation of any applicable legal requirements.

(b) Except for such failures or non-compliance as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (i) the Group Companies have been granted all licenses, permits, consents, approvals, franchises and other authorizations required to be obtained under any Legal Requirement (each a “Permit”) necessary for and material to the conduct of the business taken as a whole (collectively, the “Material Permits”), (ii) the Material Permits are valid and in full force and effect and each Group Company is in compliance with all of its Material Permits in all material respects and (iii) as of the date hereof there is no lawsuit or similar proceeding pending or, to the Knowledge of PubCo, threatened, to revoke, suspend, withdraw or terminate any Material Permit. Except as set forth on Schedule 3.16 of the PubCo Disclosure Letter, no Legal Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any such Permit, except where the failure to have such Permits would not, individually or in the aggregate, reasonably be expected to have a PubCo Material Adverse Effect.

3.17 Environmental Matters.

(a) Each of the Group Companies is in compliance with all Environmental Laws, which compliance includes the possession by the Group Companies of all Permits, licenses, consents, approvals and other governmental authorizations required under Environmental Laws except as would not result in a Material Adverse Effect. Schedule 3.17(a) of the PubCo Disclosure Letter sets forth each license or certificate held by the Group Companies required under applicable Environment Laws.

(b) (i) There is no Environmental Claim pending as of the date hereof or, to the Knowledge of the PubCo, threatened against any of the Group Companies that has not been fully resolved and (ii) to the Knowledge of PubCo, there has been no release of any Hazardous Materials at any Leased Real Property that would reasonably be expected to result in any material liability against the Group Companies, including any cleanup liability, under Environmental Laws and no handling, storage or generation of wastes containing Hazardous Materials by the Group Companies against the Group Companies under Environmental Laws, except, in each case, as would not result in a Material Adverse Effect.

(c) No Group Company is subject to any Order issued specifically with respect to the Group Companies or the Leased Real Property that has not been fully resolved relating to compliance with, or the Release or cleanup of Hazardous Materials under, any Environmental Laws.

3.18 Relationships with Related Persons. Other than those disclosed in Schedule 3.18 of the PubCo Disclosure Letter, the Group Companies are not parties to any contracts with any Affiliate, shareholder, employee, member, manager, officer or director of any Group Company other than contracts governing an individual’s provision of services to the Group Companies and employee benefits and contracts between Group Companies. No Group Company has loaned or advanced any amounts that remain outstanding to or received any loans or advancement of any amounts from, any Affiliate, shareholder, employee, member, manager, officer or director of any Group Company, other than in the Ordinary Course of Business or intercompany loans between Group Companies, and no Group Company has borrowed funds from any of the foregoing that remains outstanding other than intercompany loans between Group Companies. No Affiliate, shareholder, employee, member, manager, officer or director of a Group Company (other than another Group Company) (a) owns any material property right, tangible or intangible, which is used by a Group Company in the conduct of its business or (b) owns, directly or, to the Knowledge of PubCo, indirectly, any Person that is a material customer, supplier, competitor or lessor of any Group Company. As of the date hereof there is no pending or, to the Knowledge of PubCo, threatened charge, complaint, arbitration, audit, investigation or other action brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involves the labor or employment relations and practices of any Group Company that would reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

3.19 Employees; Employment Matters and Independent Contractors.

(a) As of the date hereof, neither the PubCo nor any of the other Group Companies is or ever has been a party to or bound by any collective bargaining agreement, nor have any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. There has been no organizational effort made or, to the knowledge of PubCo, threatened, either currently or since the beginning of the calendar year that is seven years prior to the date of this Agreement, by or on behalf of any labor union with respect to the service providers of the PubCo or any of the Group Companies. Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Group Company is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, and wages and hours, (ii) all payments due from a Group Company on account of wages have been paid or properly accrued as a liability on the books of PubCo or the appropriate Group Company; and (iii) no Group Company is liable for any material payment to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the Ordinary Course of Business and consistent with past practice).

(b) No current officer of a Group Company has provided any Group Company written notice of his or her plan to terminate his or her employment with such Group Company. Additionally, none of the ten-highest paid employees or officers of a Group Company has, to the Knowledge of the PubCo, given oral notice of his or her plan to terminate his or her employment with any Group Company.

(c) During the past two (2) years, to the Knowledge of the PubCo, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled, in each case in writing, relating to any current or former appointed officer or director or employee at the level of vice president or above of any Group Company involving or relating to his or her services provided to any Group Company. During the past two (2) years, none of the Group Companies has entered into any material settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director or employee at the level of vice president or above. There are no pending, or to the PubCo’s Knowledge, threatened or reasonably anticipated, claims or actions against any of the Group Companies by any employee in connection with such employee’s employment or termination of employment by the Group Companies.

(d) Schedule 3.19(d) of the PubCo Disclosure Letter contains a list of all independent contractors (including consultants) currently engaged by any Group Company and its agreement relating to their engagement. All of such independent contractors are a party to a written contract with a Group Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Group Company are bona fide independent contractors and not employees of a Group Company. For the purpose of this section, “independent contracts” means the individuals who are currently engaged by any Group Company to provide services and who are not full-time employees of any Group Company.

(e) Each employee and consultant of the Group Companies is terminable “at will” subject to applicable notice periods as set forth by law or in the employment agreement, but in any event not more than ninety (90) days, and there are no agreements or understandings between any Group Company and any of its employees or consultants that their employment or services shall be for any particular period. The Group Companies are in compliance in all material respects and, to the PubCo’s Knowledge, each of its employees and consultants is in compliance in all material respects, with the terms of the respective employment and consulting agreements between the Group Companies and such individuals. The Group Companies’ obligations to provide statutory severance pay to its employees are fully funded or accrued on the most recent PubCo Financial Statements and the PubCo has no Knowledge of any circumstance that could give rise to any valid claim by a current or former employee for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled).

3.20 Brokers’ Fees. Other than those disclosed in Schedule 3.20 of the PubCo Disclosure Letter, no Group Company is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that shall be the obligation of PubCo or any of the other Group Companies (following the Closing).

3.21 Absence of Certain Payments. As of the date of this Agreement, to the Knowledge of the PubCo, no employee of a Group Company has, and no agent or other Representative when acting on behalf of a Group Company has, in violation of Law (i) used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other payment. No Group Company or, to the Knowledge of the PubCo, any of their respective directors, officers acting on behalf of a Group Company, is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or other applicable Governmental Entity; (ii) incorporated, organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, the Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe); or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise controlled, by a person identified in clause (i) or (ii); and no Group Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country comprehensively sanctioned by OFAC (as specified in clause (ii) of this Section), or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

3.22 Books and Records. All books and records of the Group Companies are accurate and are maintained in accordance with applicable Laws, in each case, in all material respects.

3.23 Company Investigations. Each of PubCo and Merger Sub acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that they and their Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Each of PubCo and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, the Company and their respective businesses and operations.

3.24 Takeover Statutes and Charter Provisions. The PubCo’s board of directors has made commercially reasonable efforts to cause that the restrictions on a “business combination” contained under any Laws that would otherwise be applicable to the PubCo and that are in effect as of the date of this Agreement are inapplicable to this Agreement. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or similar Law applies with respect to any of the Group Companies in connection with this Agreement. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which any of the Group Companies is subject, party or otherwise bound.

3.25 Powers of Attorney. None of the Group Companies have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

3.26 Shareholder Approval and Board Approval. The sole director of the PubCo has, as of the date of this Agreement, (a) declared the advisability of the transactions contemplated by this Agreement, (b) determined that the transactions contemplated hereby are in the best interests of the PubCo Shareholders, and (c) subject to the effectiveness of the Form F-4 and receipt of the Regulatory Approvals, recommended that the PubCo Shareholders approve, authorize and adopt this Agreement, the Merger and the other transactions and vote in favor of the PubCo Proposals. The approval of a special resolution of PubCo Shareholders is the only vote of any class or series of shares of PubCo that is required to approve the PubCo Proposals (the “PubCo Required Vote”).

3.27 Investment Company. PubCo is not an “investment company,” a company controlled by an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PUBCO AND THE MERGER SUB IN THIS ARTICLE III, NEITHER PUBCO NOR MERGER SUB IS MAKING ANY REPRESENTATION OR WARRANTY TO COMPANY WITH RESPECT TO PUBCO, MERGER SUB, THEIR RESPECTIVE AFFILIATES OR ANOTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, THIS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE BY ANY PERSON TO COMPANY OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. COMPANY MAY NOT RELY ON ANY SUCH OTHER DOCUMENTATION, FORECASTS, PROJECTIONS ORNOTHER INFORMATION AS A REPRESENTATION OF PUBCO, MERGER SUB, THEIR RESPECTIVE AFFILIATES OR SHAREHOLDERS IN DETERMINING TO ENTER INTO THIS AGREEMENT. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NONE OF THE PUBCO, MERGER SUB, THEIR RESPECTIVE AFFILIATES OR THEIR RESPECTIVE SHAREHOLDERS SHALL HAVE, OR BE SUBJECT TO, ANY LIABILITY UNDER THE TRANSACTION DOCUMENTS TO COMPANY, ITS SHAREHOLDERS OR AFFILIATES RESULTING FROM THE DISTRIBUTION TO, OR USE BY, ANY OF THEM OF ANY SUCH DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION FURNISHED OR MADE AVAILABLE TO ANY OF THEM OR THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO ANY OF THEM IN ANY DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT IN THE CASE OF FRAUD. ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE PUBCO AND THE MERGER SUB.

ARTICLE IV

COVENANTS OF THE COMPANY

4.01 Operations of the Company Prior to the Closing.

(a) From the date hereof until the earlier of the termination of this Agreement and the Closing Date, and except as contemplated by this Agreement or with the prior written approval of PubCo (which approval shall not be unreasonably withheld, conditioned or delayed), the Company shall (i) conduct its business, in all material respects, in the Ordinary Course of Business, (ii) comply with all applicable Laws, (iii) use commercially reasonable efforts to keep available the services of their respective officers and employees and (iv) not take any of the following actions:

(i) take any action in violation or contravention of any of the Company’s Governing Documents, applicable Law or any applicable rules and regulations of the SEC and Nasdaq;

(ii) split, combine or reclassify the Company Shares;

(iii) except pursuant to promissory notes issued for working capital purposes (the “Working Capital Loans”) or in connection with any extension of the time period within which the Company must complete its initial business combination in accordance with its Governing Documents (the “Extension Loans”), authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other security interests, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such equity securities or other security interests;

(iv) make any redemption or purchase of its equity interests, except pursuant to the Offer or as otherwise required under its Governing Documents;

(v) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its equity securities;

(vi) effect any recapitalization, reclassification, equity split or like change in its capitalization;

(viii) make any amendment or modification to the Company Trust Agreement, except pursuant to the Offer or in connection with the Extension;

(ix) make or allow to be made any reduction or increase in the Company Trust Amount, other than as expressly permitted by the Company’s Governing Documents or the Company Trust Agreement;

(x) incur any indebtedness, expenses or any other financial obligations that shall become the obligations of the Surviving Company at or following the Effective Time or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person for indebtedness, except for any Extension Loans, Working Capital Loans, or Company Transaction Costs;

(xi) intentionally omitted;

(xii) establish any Subsidiary or acquire any interest in any asset;

(xiii) prepare or file any Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including materially inconsistent positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date);

(xiv) settle or otherwise compromise any material Claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any material dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(xv) except in connection with an Extension, amend, waive or terminate, in whole or in part, any other material agreement to which the Company is a party;

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii) adopt any Company Employee Benefit Plan; or

(xviii) enter into any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 4.01, nothing in this Agreement shall prohibit or restrict the Company from extending one or more times, in accordance with the Company’s Governing Documents, or by amendment to the Company’s Governing Documents, the deadline by which it must complete its initial business combination (each, an “Extension”), and no consent of any other Party shall be required in connection therewith.

(c) Nothing contained in this Agreement shall give the PubCo or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing.

4.02 Access to Books and Records. Subject to Section 4.01(a)(xi), from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall provide PubCo and its authorized Representatives reasonably acceptable to the Company (the “PubCo’s Representatives”) with reasonable access during normal business hours, and upon reasonable notice, to the offices, properties, senior personnel, and all financial books and records (including Tax records) of the Company in order for PubCo to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 4.02, PubCo and the PubCo’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of the Company and such access shall be subject, at all times, to the terms and conditions of the Non-Disclosure Agreement signed by PubCo and the Company and dated July 8, 2024. Notwithstanding anything contained herein to the contrary, no such access or examination shall be permitted to the extent that it would require the Company to disclose information subject to attorney-client privilege or attorney work-product privilege, conflict with any third-party confidentiality obligations to which the Company is bound, or violate any applicable Law. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 4.02 shall qualify or limit any representation or warranty set forth herein or the conditions to the Closing set forth in Section 7.03(a).

4.03 Company Confidentiality. Prior to the Closing, the Company shall not disclose any Confidential Information of PubCo and Merger Sub, except to the Company’s (i) legal and financial advisors who are subject to a duty to maintain the confidentiality of any such information and (ii) employees and contractors who need to know such information for the evaluation, negotiation and consummation of the transactions contemplated hereby and have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, provided that the Company shall remain responsible for each such person’s compliance with this Section 4.03. The Company shall not be in violation of this Section 4.03 with regard to any disclosure in response to a valid Order or other Legal Requirement, provided that the Company (i) gives PubCo prompt written notice of such requirement prior to disclosure and provides reasonable assistance to PubCo in efforts to obtain an order protecting such Confidential Information from public disclosure or (ii) if such notice is prohibited by law, uses reasonable efforts to seek to obtain confidential treatment for, and otherwise prevent disclosure of, such Confidential Information. The Company shall notify PubCo in writing promptly upon any unauthorized use or disclosure of Confidential Information of PubCo or Merger Sub of which it becomes aware. Notwithstanding the foregoing, however, the provisions of that certain Non-Disclosure Agreement signed by PubCo and the Company and dated July 8, 2024 shall remain in full force effect and to the extent that any part of this Section 4.03 is in conflict with such Non-Disclosure Agreement, the provisions of this Section 4.03 shall control.

4.04 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not a waiver, of the closing conditions set forth in Section 7.01 and Section 7.03); provided, that such efforts shall not require agreeing to any obligations or accommodations (financial or otherwise) binding on the Company in the event the Closing does not occur. The Parties acknowledge and agree that nothing contained in this Section 4.04 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Company’s obligations under this Agreement.

4.05 Exclusive Dealing. During the period from the date hereof through the Closing or the earlier termination of this Agreement, the Company shall not take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than PubCo and Merger Sub and their respective Representatives or as contemplated by this Agreement and the other Transaction Documents) concerning any alternative business combination transaction involving the Company, including any purchase or sale of equity or assets of the Company by any other Person, any purchase or sale of equity or assets of any other Person by the Company, any merger, combination or recapitalization of the Company or any Subsidiary thereof or any merger, combination or recapitalization of any other Person in a transaction to which the Company or any Subsidiary thereof is a party (each such transaction, a “Company Acquisition Transaction”); provided that this Section 4.05 shall not apply to the Company in connection with communications to its shareholders related to the transactions contemplated by this Agreement. The Company shall, and shall cause its Subsidiaries to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than PubCo and Merger Sub and their respective Representatives) conducted heretofore with respect to any Company Acquisition Transaction. In the event that any unsolicited inquiry is made by a potential party to a Company Acquisition Transaction, whether formal or informal, Company shall promptly notify PubCo that such contact has occurred and provide the name of the Person who made such contact and if terms were proposed, what terms were so proposed.

4.06 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if the Company becomes aware of any fact or condition arising after the date hereof that constitutes a breach of any representation or warranty made by the Company in ARTICLE II or of any covenant, in each case that would cause the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, not to be satisfied as of the Closing Date, the Company shall disclose in writing to PubCo such breach.

ARTICLE V
COVENANTS OF PUBCO AND MERGER SUB

5.01 Operations of PubCo and Merger Sub Prior to Closing.

(a) From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) if the Company shall have consented (which consent shall not be unreasonably withheld, conditioned or delayed) after notice has been provided by PubCo or (ii) as otherwise contemplated by this Agreement, PubCo (A) shall conduct its business and the businesses of the other Group Companies in the Ordinary Course of Business and use commercially reasonable efforts to keep available the services of its and the other Group Companies’ officers and employees; and (B) shall and shall cause the Group Companies to, keep all insurance policies currently in effect, or policies that are substantially similar in all material aspects with the terms, conditions, retentions, and limits of liability under the insurance in effect as of the date hereof, provided that, notwithstanding the foregoing or clause (A) or (B) of this Section 5.01, PubCo may use available cash to repay up to $500,000 of any Indebtedness outstanding as of the date of this Agreement; and (C) shall not, and shall not permit any Group Company to:

(i) except for issuances of (A) replacement certificates for PubCo Ordinary Shares, (B) new certificates for PubCo Ordinary Shares in connection with a transfer of PubCo Ordinary Shares by the holder thereof, or (C) securities in connection with a PIPE Investment, sell or deliver any of its or any of its Subsidiaries’ equity securities or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its or any of its Subsidiaries’ equity securities;

(ii) effect any recapitalization, reclassification, equity split or like change in its capitalization;

(iii) except for any amendments necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents, amend the PubCo’s Governing Documents or any of its Subsidiaries’ organizational documents;

(iv) make any distribution of cash or property or otherwise declare or pay any dividend on, or make any payment on account of, the purchase, redemption, defeasance, retirement or other acquisition of, any of its common shares, as applicable, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property.

(v) (A) sell, assign or transfer any material portion of its tangible assets, except in the Ordinary Course of Business for (1) inventory assets and (2) non-inventory assets having an aggregate value of less than $200,000 and except for sales of obsolete assets or assets with de minimis or no book value; or (B) mortgage, encumber, pledge, or impose any Lien upon any of its assets, except for Permitted Liens or in the Ordinary Course of Business;

(vi) materially amend or voluntarily terminate any Material Contract or Real Property Leases other than in the Ordinary Course of Business;

(vii) make any capital investment in, or any advance or loan to, any other Person (other than among the Group Companies);

(viii) enter into any other transaction with any of its directors, officers or employees outside the Ordinary Course of Business;

(ix) cancel any material third-party indebtedness owed to any Group Company;

(x) make or change any material election in respect of Taxes or material method of accounting or accounting policies of any Group Company, in each case unless required by Law or GAAP;

(xi) file any Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including materially inconsistent positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date);

(xii) make any acquisition of a business or a division thereof, or consummate any merger or similar business combination or enter into any binding agreement for such an acquisition, merger or similar business combination with any Person (provided that (A) non-binding letters of interests shall not be considered a binding agreement solely due to binding provisions related to exclusivity, expenses, confidentiality, choice of law or other similar matters, and (B) licenses of intellectual property rights (whether exclusive or non-exclusive) shall not be deemed to be an acquisition, merger or similar business combination);

(xiii) incur any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of PubCo or any of its Subsidiaries or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person (other than a wholly owned Subsidiary of PubCo for Indebtedness) (except for (A) in connection with refinancing of existing Indebtedness on terms no less favorable to PubCo than, and in an aggregate principal amount not in excess of, such existing Indebtedness or (B) borrowings under or permitted by the existing credit facilities of the Group Companies set forth on Schedule 3.10(a)(viii) of the PubCo Disclosure Letter; or

(xiv) agree, whether orally or in writing, to do any of the foregoing, or agree, whether orally or in writing, to any action or omission that would result in any of the foregoing.

(b) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct PubCo’s or any of its Subsidiaries’ operations prior to the Closing

5.02 Access to Books and Records. During the period from the date hereof through the Closing or the earlier termination of this Agreement and the Closing Date, PubCo shall provide the Company and its authorized Representatives reasonably acceptable to the Company (the “Company’s Representatives”) with reasonable access, during normal business hours, and upon reasonable notice, to the books and records (including Tax records) of the Group Companies all financial books and records (including Tax records) of the Group Companies in order for Company to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 5.02 Company’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of the PubCo or any of its Subsidiaries and such access shall be subject, at all times, to the terms and conditions of the Non-Disclosure Agreement signed by Great Rich Technologies Limited and the Company and dated July 8, 2024. Notwithstanding anything contained herein to the contrary, no such access or examination shall be permitted to the extent that it would require the PubCo to disclose information subject to attorney-client privilege or attorney work-product privilege, conflict with any third-party confidentiality obligations to which the Company is bound, or violate any applicable Law. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 shall qualify or limit any representation or warranty set forth herein or the conditions to the Closing set forth in Section 7.02(a).

5.03 PubCo Confidentiality. Prior to the Closing, PubCo shall not disclose any Confidential Information of the Company, except to PubCo’s (i) legal and financial advisors who are subject to a duty to maintain the confidentiality of any such information and (ii) employees and contractors who need to know such information for the evaluation, negotiation and consummation of the transactions contemplated hereby and have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein; provided that PubCo shall remain responsible for each such person’s compliance with this Section 5.03. PubCo shall not be in violation of this Section 5.03 with regard to any disclosure in response to a valid Order or other Legal Requirement, provided that PubCo (i) gives the Company prompt written notice of such requirement prior to disclosure and provides reasonable assistance to the Company in efforts to obtain an order protecting such Confidential Information from public disclosure or (ii) if such notice is prohibited by law, uses reasonable efforts to seek to obtain confidential treatment for, and otherwise prevent disclosure of, such Confidential Information. PubCo shall notify the Company in writing promptly upon any unauthorized use or disclosure of the Confidential Information of the Company of which it becomes aware. Notwithstanding the foregoing, however, the provisions of that certain Non-Disclosure Agreement signed by Great Rich Technologies Limited, the subsidiary in which PubCo indirectly has 50.6% ownership (via equity or contractual arrangement), and the Company and dated July 8, 2024 shall remain in full force effect, PubCo hereby agrees the terms and conditions of such Non-Disclosure Agreement shall be binding on it as if it were a direct signatory thereto, and to the extent that any part of this Section 5.03 is in conflict with such Non-Disclosure Agreement, the provisions of this Section 5.03 shall control.

5.04 Exclusive Dealing. During the period from the date hereof through the Closing or the earlier termination of this Agreement, none of PubCo or Merger Sub shall take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than the Company and the Company’s Representatives) concerning an initial public offering, recapitalization or refinancing of any member of the Group Companies (other than as contemplated by this Agreement and the other Transaction Documents), any purchase of a majority of the outstanding PubCo Ordinary Shares or any merger, sale of a majority of the assets of the Group Companies or similar transactions involving the Group Companies or their respective securities (other than assets sold in the Ordinary Course of Business and licenses (whether exclusive or non-exclusive) of the intellectual property rights of a third Person) (each such transaction, an “Alternative Transaction”); provided that this Section 5.04 shall not apply to PubCo or PubCo’s Representatives in connection with shareholder communications related to the transactions contemplated by this Agreement and the other Transaction Documents or the execution, delivery and performance thereof. PubCo shall, and shall cause its Subsidiaries to, cease and cause to be terminated (a) any existing discussions, communications or negotiations with any Person (other than the Company and the Company’s Representatives) conducted heretofore with respect to any Alternative Transaction and (b) any such Person’s and its authorized Representatives’ access to any electronic data room granted in connection with any acquisition transaction.

5.05 Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date hereof PubCo has Knowledge of any fact or condition that constitutes a breach of any representation or warranty made in ARTICLE III or any covenant that would cause the conditions set forth in Section 7.03(a) or Section 7.03(b) as applicable, not to be satisfied as of the Closing Date, PubCo shall disclose in writing to the Company such breach.

5.06 Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, PubCo and Merger Sub shall use and cause each Group Company to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in ARTICLE VII). The Parties acknowledge and agree that nothing contained in this Section 5.06 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of PubCo’s or Merger Sub’s respective obligations under this Agreement.

5.07 Audited Financial Statements. As promptly as reasonably practicable following the date hereof, PubCo shall deliver to the Company (i) the audited consolidated balance sheets of the Group Companies as of June 30, 2024 and 2023 and consolidated statement of comprehensive income, statement of shareholders’ equity and convertible preferred shares and consolidated statements of cash flows of the Group Companies for each of the periods then ended, audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and containing an unqualified report of the Company’s auditors (the “Closing Company Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet of the Group Companies and consolidated statement of comprehensive income, statement of shareholders’ equity and convertible preferred shares and consolidated statements of cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Form F-4, Proxy Statement, and any other filings to be made by the Company or PubCo with the SEC in connection with the Merger. All such financial statements, together with any unaudited consolidated balance sheet and the related statements of operations, changes in shareholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Form F-4, Proxy Statement, and any other filings to be made by the Company or PubCo with the SEC in connection with the Merger, (A) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) shall fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) shall, in the case of the Closing Company Audited Financial Statements, have been audited in accordance with the standards of the PCAOB.

ARTICLE VI
ACTIONS PRIOR TO THE CLOSING

The Parties covenant and agree to take the following actions:

6.01 The Registration Statements and Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare (with PubCo’s reasonable cooperation) and cause to be furnished to the SEC a proxy statement to be sent or otherwise made available to the Company Shareholders relating to the Company Shareholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); and (ii) PubCo shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC (x) the Registration Statement on Form F-4 (the “Form F-4”) relating to the registration of the offer and sale of PubCo Ordinary Shares to be issued in connection with the Merger, in which the Proxy Statement shall be included, and (y) the Form 8-A (the “Form 8-A”) in connection with the registration under the Exchange Act of the PubCo Ordinary Shares contemplated pursuant to the Merger. PubCo and the Company shall use their respective reasonable best efforts to have the Form F-4 and the Form 8-A declared effective under the Securities Act as soon as reasonably practicable after such filing. Each of the Company and PubCo shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, the Form 8-A and Proxy Statement, and the Form F-4 the Form 8-A, and Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and PubCo shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form F-4 the Form 8-A or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form F-4, the Form 8-A or the Proxy Statement, as applicable. Each of the Company and PubCo shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form F-4, the Form 8-A or Proxy Statement. Notwithstanding the foregoing, prior to filing or causing to be filed the Form F-4, the Form 8-Aor the Proxy Statement (or any amendment or supplement thereto) to the SEC and making it available to the shareholders of the Company or responding to any comments of the SEC with respect thereto, each of the Company and PubCo shall (A) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (B) consider in good faith all comments reasonably proposed by the other. Each of the Company and PubCo shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4 and the Form 8-A, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of the Company and PubCo shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and PubCo shall also take any other action required to be taken under the Securities Act, the Exchange Act or any applicable non-U.S. or U.S. state securities or “blue sky” Laws in connection with the Merger and the issuance of the Merger Consideration. PubCo shall use its reasonable best efforts to keep the Form F-4 and the Form 8-A effective as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement.

(b) The Company, on the one hand, and PubCo, on the other hand, covenant that none of the information supplied or to be supplied by PubCo or the Company, as applicable, for inclusion or incorporation by reference in (i) the Form F-4 or the Form 8-A shall, at the time the such filing or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; or (ii) the Proxy Statement shall, at the date it is first filed with the SEC in definitive form or mailed or otherwise made available to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form F-4 and the Form 8-A shall comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, it being understood that no covenant is made by PubCo or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein. The Proxy Statement shall comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, it being understood that no covenant is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by PubCo or Merger Sub for inclusion or incorporation by reference therein.

(c) If prior to the Effective Time, any event occurs with respect to PubCo or any of its Subsidiaries, or any change occurs with respect to other information supplied by PubCo for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then PubCo shall promptly notify the Company of such event, and PubCo and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.

(d) If prior to the Effective Time, any event occurs with respect to the Company or any of it is Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, the Form F-4 or the Form 8-A, in each case that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Form F-4 or the Form 8-A, then the Company shall promptly notify PubCo of such event, and the Company and PubCo shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, the Form F-4 or the Form 8-A and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.

6.02 Regulatory Filings. The Parties shall make, or cause to be made, as promptly as practicable, all filings necessary to obtain all Regulatory Approvals. The Parties shall use their reasonable best efforts to: (a) respond to any requests for additional information made by any Governmental Entity; (b) provide the other Party with a reasonable opportunity to review and comment on any filing, submission, response to an information request or other (oral or written) communication to be submitted or made to any Governmental Entity and such receiving Party shall consider any such received comments in good faith; (c) advise the other Party (and, where applicable, provide a copy) of any written or oral communications that it receives from any Governmental Entity in respect of such filings (including in respect of any supplementary filings or submissions) and otherwise in connection with satisfying the Regulatory Approvals; and (d) provide the other Party with a reasonable opportunity to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular party’s participation in such meeting) and participate in, or review, any material communication before it is made to any Governmental Entity. Notwithstanding the foregoing, each Party has the right to redact or otherwise exclude a Party from receiving any confidential competitively sensitive information otherwise required to be shared under this Section 6.02, provided that such other Party’s external counsel shall be entitled to receive such confidential competitively sensitive information on an external counsel only basis. The Parties shall: (i) not agree to an extension of any waiting period or review being undertaken by a Governmental Entity without the other Party’s prior written consent; (ii) cause any applicable waiting periods to terminate or expire at the earliest possible date; and (iii) resist vigorously, at their respective cost and expense, any Order challenging the completion of the Merger or any temporary or permanent injunction which could delay or prevent the Closing, all to the end of expediting consummation of the Merger contemplated herein. Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that: (i) none of the Company, PubCo or Merger Sub shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) neither PubCo nor Merger Sub shall be under any obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of PubCo or any of its Affiliates or the Company or any of its Subsidiaries, or (B) the imposition of any license or condition or the commitment to take any action (or to refrain from taking any action) that limits in any manner its freedom of action with respect to, or its ability to operate, any of the assets or businesses of PubCo or the Company or any of their respective Subsidiaries (any of (A) or (B) a “Regulatory Restraint”). The Company (x) shall not, in connection with obtaining regulatory approval of the transactions contemplated by this Agreement, take or agree to take any action identified in clauses (i) or (ii) of the immediately preceding sentence without the prior written consent of PubCo and (y) if so requested by PubCo, shall use reasonable best efforts to effect any license, divestiture, disposition or holding separate of any of the Company’s assets or businesses necessary to obtain Regulatory Approvals; provided that any such action shall be conditioned on the consummation of the Merger and no such action shall be effective prior to the Closing.

6.03 Shareholder Vote; Recommendation of the Company Board. The Company, through the Company Board, shall recommend that the Company Shareholders vote in favor of adopting and approving this Agreement and the transactions contemplated hereby and in the other Transaction Documents, including the Merger, and the Company shall include such recommendation in the Proxy Statement. Prior to the termination of this Agreement in accordance with ARTICLE IX, neither the Company Board nor any committee or agent or other Representative thereof shall (i) withdraw (or modify in any manner adverse to PubCo), or propose to withdraw (or modify in any manner adverse to PubCo), the Company Board’s recommendation in favor of the Merger, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Acquisition Transaction, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into, any agreement related to a Company Acquisition Transaction, (iv) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (v) fail to recommend against any Company Acquisition Transaction, (vi) fail to re-affirm the aforementioned Company Board recommendation of the Merger at the written request of PubCo within five (5) Business Days or (vii) resolve or agree to do any of the foregoing (the foregoing actions may be referred to herein as a “Change in Recommendation”). Notwithstanding the foregoing, however, the board of directors of the Company may make a Change Recommendation prior to receipt of the Company Required Vote if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the directors of their fiduciary duties under applicable Legal Requirements; provided, however, the board of directors of the Company shall not be entitled to make, or agree or resolve to make, a Change in Recommendation unless (1) the Company has provided at least five (5) Business Days’ prior written notice to PubCo advising that the board of directors of the Company proposes to take such action and which notice contains the material facts underlying the board of directors’ determination to make, or agree or resolve to make, a Change in Recommendation (a “Change in Recommendation Notice”), (2) during such five (5) Business Day period following the PubCo’s receipt of a Change in Recommendation Notice, the board of directors of the Company has engaged in good faith negotiations with the PubCo and its Representatives (to the extent that the PubCo desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Change in Recommendation and (3) following expiration of such five (5) Business Day period, the board of directors of the Company reaffirms in good faith, after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would constitute a breach by the directors of the Company of their fiduciary duties under applicable Legal Requirements.

6.04 Company Shareholders’ Meeting.

(a) The Company shall take all action necessary under applicable Law to, in consultation with PubCo, establish a record date for, call, give notice of and hold a meeting of the holders of Company Shares to (i) provide the Company Shareholders with the opportunity to redeem their Company Shares and (ii) consider and vote on the Merger and any other Transaction Proposals set forth in the Proxy Statement (such meeting, the “Company Shareholders’ Meeting”). The Company Shareholders’ Meeting shall be held as promptly as practicable, in accordance with applicable Law and the Company’s Governing Documents, after the Form F-4, is declared effective by the SEC. PubCo and the Company shall use commercial reasonably efforts to hold the Company Shareholders Meeting and the PubCo Shareholders’ Meeting on the same day. The Company shall take reasonable measures to ensure that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Company Shareholders’ Meeting, or a date preceding the date on which the Company Shareholders’ Meeting is scheduled, the Company reasonably believes that (i) such adjournment is required by applicable Legal Requirements, (ii) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of the Company has determined in good faith is required by applicable Legal Requirements is disclosed to Company Shareholders and for such supplement or amendment to be promptly disseminated to the Company Shareholders with sufficient time prior to the Company Shareholders’ Meeting; (iii) it shall not receive proxies sufficient to obtain the Company Required Vote, whether or not a quorum would be present or (iv) it shall not have sufficient Company Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, the Company may adjourn, or make one or more successive adjournments of, the Company Shareholders’ Meeting as long as the date of the Company Shareholders’ Meeting is not adjourned more than an aggregate of 20 Clear Days in connection with any adjournments.

(b) the Company’s obligation to call, give notice of and hold the Company Shareholders’ Meeting in accordance with Section 6.04(a) shall not be limited or otherwise affected by any breach by the Company of Section 6.03.

6.05 Listing.

(a) From the date of this Agreement through the Closing,

(i) The Company shall use all reasonable efforts that are necessary or desirable for the Company to remain listed as a public company on, and for Company Shares to be tradable over, the applicable Nasdaq market(s);

(ii) PubCo shall use all reasonable efforts that are necessary or desirable for PubCo to apply for a new listing of PubCo Ordinary Shares on, and for the PubCo Ordinary Shares to be tradeable over, the applicable Nasdaq market(s); and

(iii) PubCo shall use all reasonable efforts that are necessary or desirable for the Ordinary Shares of Great Rich Technologies Limited, its indirectly owned Subsidiary, it to remain tradable over the KOSDAQ.

6.06 PubCo Shareholder Approval. Upon the terms set forth in this Agreement, PubCo shall seek the irrevocable written consent, of such holders of the PubCo Ordinary Shares as is required to obtain the PubCo Shareholders Approval of the adoption of this Agreement, the Merger and all other transactions contemplated by this Agreement, including the authority to allot the necessary PubCo Class A Ordinary Shares for the Merger Consideration (collectively, the “PubCo Proposals”) as soon as reasonably practicable after the Form F-4/Proxy Statement becomes effective, and in any event within ten (10) business days after the Form F-4/Proxy Statement becomes effective. PubCo, through the PubCo Board, shall recommend that the PubCo Shareholders vote to approve resolutions necessary to give effect to the PubCo Proposals. Except as required by applicable Law, prior to the termination of this Agreement in accordance with ARTICLE IX, neither the PubCo Board nor any committee or agent or other Representative thereof shall (i) withdraw (or modify in any manner adverse to the Company), or propose to withdraw (or modify in any manner adverse to the Company), the PubCo Board’s recommendation in favor approval of the PubCo Proposals, (ii) fail to re-affirm the aforementioned PubCo Board recommendation of the PubCo Proposals at the written request of PubCo within five (5) Business Days or (iii) resolve or agree to do any of the foregoing.

6.07 No Claim Against Company Trust. Each of PubCo and Merger Sub acknowledges that it has read the Prospectus and that the Company has established the Company Trust from the proceeds of its initial public offering (“IPO”) and from certain private placements occurring simultaneously with the IPO for the benefit of the holders of Company Public Shares (the “Public Shareholders”) and certain parties (including the underwriters of the IPO) and that, except for a portion of the interest earned on the amounts held in the Company Trust, the Company may disburse monies from the Company Trust only: (a) to the Public Shareholders in the event they elect to redeem Company Shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus) (“Business Combination”), (b) to the Public Shareholders if the Company fails to consummate a Business Combination by June 20, 2025, subject to the Extension, (c) to the Public Shareholders in the event they elect to redeem Company Shares in accordance with the requirements of the Company’s Governing Documents, (d) any amounts necessary to pay any Taxes or (e) to, or on behalf of, the Company after or concurrently with the consummation of a Business Combination. Each of PubCo and the Merger Sub hereby agrees that, it does not now and shall not at any time hereafter have (other than its rights upon and after Closing) any right, title, interest or claim of any kind in or to any monies in the Company Trust or distributions therefrom, or make any claim prior to Closing against the Company Trust, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”). Each of PubCo and the Merger Sub hereby irrevocably waives any Claims it may have against the Company Trust (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and shall not, prior to the Closing, seek recourse against the Company Trust (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, the waivers under this Section 6.07 shall continue to apply at and after the Closing or termination of this Agreement (as applicable) to distributions made to redeeming Public Shareholders and for transaction expenses paid. Each of PubCo and Merger Sub agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Company to induce it to enter into this Agreement. This Section 6.07 shall not limit the PubCo’s or Merger Sub’s right to seek specific performance against the Company pursuant to Section 11.18, including the right to seek specific performance against the Company to require the Company to take such actions contemplated by this Agreement subject to the satisfaction of the Company’s conditions to the Closing in Section 7.02, and to comply with the terms of the Company Trust Agreement, including distribution of funds from the Company Trust upon the Closing in accordance with the terms of this Agreement. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Company Trust (which notice the Company shall provide in accordance with the terms of the Company Trust Agreement): (a) in accordance with and pursuant to the Company Trust Agreement, at the Closing, the Company: (i) shall cause the documents, opinions and notices required to be delivered to the Company Trust pursuant to the Company Trust Agreement to be so delivered; and (ii) shall make all appropriate arrangements to cause the Company Trust to distribute the funds on deposit in the Company Trust Account as directed in the letter substantially in the applicable form attached to the Company Trust Agreement, including all amounts payable: (A) to holders of Company Shares pursuant to the Company Shareholder Redemptions; (B) for income tax or other tax obligations of the Company prior to the Closing; (C) for any Company Transaction Costs; and (D) following the payments made in (A) through (C), to PubCo, all remaining amounts then available in the Company Trust Account in accordance with the Company Trust Agreement; and (b) thereafter, the Company Trust Account shall terminate, except as otherwise provided therein.

6.08 Other Filings; Press Release. As promptly as practicable after execution of this Agreement, the Company shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Promptly after the execution of this Agreement, Purchaser and the Company shall also issue a mutually agreed joint press release announcing the execution of this Agreement. Prior to Closing, the Company shall prepare a press release announcing the consummation of the Merger, the form and substance of which shall be approved in advance by the Company (the “Closing Press Release”). Concurrently with the Closing, the Company shall issue the Closing Press Release.

6.09 Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the other Transaction Documents or the Merger or other transactions contemplated hereby or thereby is brought or threatened in writing against either the Company or PubCo, or any of the respective members of their boards of directors, after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company or PubCo, as applicable, shall promptly notify the other Party in writing of any such Transaction Litigation and shall keep such other Party reasonably informed with respect to the status thereof. The Party subject to the Transaction Litigation shall give the other Party the opportunity to participate in the defense of any Transaction Litigation (at the other Party’s own cost and expense) and keep the other Party reasonably apprised of, and consult with such other Party (and consider in good faith such Party’s advice), with respect to, proposed strategy and any material decisions related thereto. Neither the Company nor PubCo shall settle or agree to settle any Transaction Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

6.10 Tax Matters. The Parties hereby agree and acknowledge that for U.S. federal income Tax purposes, the Merger is intended to qualify as a reorganization in accordance with Section 368(a) of the Code. Each of the Parties shall use its respective reasonable best efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its Knowledge could reasonably be expected to prevent or impede the Merger from qualifying, for the Intended Tax Treatment. Each of the Parties acknowledges and agrees that each is responsible for paying its own Taxes. Each of the Parties shall report the Merger consistently with the Intended Tax Treatment and as reorganizations within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger. In the event the SEC requests or requires tax opinions, each Party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. Each of the Parties hereto agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity. Notwithstanding anything to the contrary herein, if, after the date hereof the Company or PubCo, in its sole discretion, determines that the Merger is not reasonably expected to qualify for the Intended Tax Treatment or it may result in extreme inconvenience or undue burden to it, the Parties shall use their commercially reasonable best efforts to restructure the transactions contemplated hereby in a manner that is reasonably expected to cause the Merger, as revised, to so qualify for a mutually preferred tax treatment.

ARTICLE VII
CONDITIONS TO CLOSING

7.01 Mutual Conditions to the Parties’ Obligations. The obligations of the Company, PubCo and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company, PubCo and Merger Sub in writing) of the following conditions as of the Closing Date:

(a) The Form F-4 and the Form 8-A shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(b) All Regulatory Approvals required to consummate the Merger and the transactions contemplated hereby, including without limitation, the PRC Approvals, shall have been obtained and any mandatory waiting periods related thereto (including any extension thereof) shall have expired.

(c) The Company Shareholder Approval shall have been obtained;

(d) The PubCo Shareholders Approval and Merger Sub Shareholder Approval shall have been obtained;

(e) No Order shall have been entered and no Law shall be in effect that prevents or makes illegal the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declares unlawful the transactions contemplated by this Agreement or causes such transactions to be rescinded;

(f) The PubCo Class A Ordinary Shares to be issued as the Merger Consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(g) There shall not be pending any Legal Proceeding by a Governmental Entity (i) seeking to enjoin, restrain or prohibit the consummation of the Merger pursuant to any applicable Antitrust Laws, or (ii) seeking to impose any Regulatory Restraint; and

(h) The PubCo shall have received written approval from Nasdaq that PubCo has been admitted for listing on Nasdaq and the PubCo Ordinary Shares have been approved for trading on Nasdaq.

If the Closing occurs, all Closing conditions set forth in this Section 7.01 that have not been fully satisfied as of the Closing shall be deemed to have been waived (as permitted by applicable Law) by the Company, PubCo and Merger Sub.

7.02 Conditions to PubCo’s and Merger Sub’s Obligations. The obligations of PubCo and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by PubCo and Merger Sub in writing) of the following conditions as of the Closing Date:

(a) All representations and warranties of the Company contained in ARTICLE II of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein, other than (x) with respect to Section 2.08(a), (y) to the extent that such “materiality” or “Company Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Disclosure Letters, or (z) to the extent that the term “material” or a variation thereof is used in any defined terms or the definitions of any defined terms hereunder) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (a), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Letters but without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein (other than with respect to Section 2.08(a) and other than to the extent that such “materiality” or “Company Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Disclosure Letters)) has not had, and would not have, a Company Material Adverse Effect;

(b) The Company shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) There shall not have been a Company Material Adverse Effect since the date hereof;

(d) The Company shall have delivered to PubCo each of the following:

(i) a certificate of an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, dated as of the Closing Date, stating that the conditions specified in Section 7.02(a) and Section 7.02(b), as they relate to the Company, have been satisfied; and

(ii) written resignations, in forms satisfactory to PubCo, dated as of the Closing Date and effective as of the Closing, executed by (A) all officers of the Company and (B) all persons serving as directors of the Company immediately prior to the Closing.

(e) PubCo shall have received a fully executed Lock-Up Agreement from Sponsor as of immediately prior to the Effective Time;

(f) The PubCo shall have received a duly executed counterpart signature page(s) of the Registration Rights Agreement; and

(g) The Company shall make arrangements for (i) the payments required to be made in connection with the Company Redemptions and (ii) all Company Transaction Costs to the extent not paid prior to the Closing or allocated for payment to the PubCo.

If the Closing occurs, all Closing conditions set forth in this Section 7.02 that have not been fully satisfied as of the Closing shall be deemed to have been waived by PubCo and Merger Sub.

7.03 Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:

(a) All representations and warranties contained in ARTICLE III of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, other than with respect to Section 3.07(a)) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (a), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, other than with respect to Section 3.07(a)) has not had, and would not have, a PubCo Material Adverse Effect;

(b) PubCo and Merger Sub shall have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) The Company shall have received a duly executed counterpart signature pages for the PubCo Lock-Up Shareholders to the PubCo Shareholder Lock-Up and Support Agreements;

(d) The Company shall have received a duly executed counterpart signature page of the Registration Rights Agreement;

(e) There shall not have been a PubCo Material Adverse Effect since the date hereof;

(f) The Company shall have received a filed copy of the Governing Documents of the Surviving Company in the form annexed to the Plan of Merger as in effect as of the Closing Date, the form of special resolutions of the Surviving Company approving the change of name of the Surviving Company and the adoption of the amended and restated memorandum and articles of association of the Surviving Company to be filed with the Registrar immediately after Closing, and copies of resolutions duly adopted by the board of directors of the PubCo and Merger Sub authorizing this Agreement and the transaction contemplated hereby and evidencing the required approval of the shareholders of the Merger Sub; and

(g) PubCo shall have delivered to the Company a certificate of an authorized officer of each of PubCo and Merger Sub in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Section 7.03(a), Section 7.03(b), and Section 7.03(e), as they relate to such entity, have been satisfied.

If the Closing occurs, all closing conditions set forth in this Section 7.03 that have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company.

ARTICLE VIII
INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

8.01 Indemnification of Officers and Directors of the Company. If the Closing occurs, PubCo shall cause all rights to indemnification and advancement of expenses and all limitations on liability existing in favor of any employee, officer or director of any of the Company (collectively, the “Company Indemnitees”), as provided in the Memorandum and Articles of Association, to survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Surviving Company and PubCo after the Closing for a period of six (6) years from the Closing Date. After the Effective Time, PubCo and the Surviving Company shall maintain in effect for such six (6) year period, the exculpation, indemnification and advancement of expenses provisions of (i) the Memorandum and Articles of Association as in effect immediately prior to the Effective Time and (ii) any indemnification agreements of the Company with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and in each case of clauses (i) and (ii) shall not amend or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company. The rights of each of the Company Indemnitees hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Company’s Governing Documents, any other indemnification arrangement, any applicable Legal Requirement or otherwise. The obligations of PubCo and the Surviving Company under this Section 8.01 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 8.01 applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 8.01 applies shall be intended third party beneficiaries of this Section 8.01).

8.02 Indemnification by Successors and Assigns. In the event PubCo, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets or stock or other equity interests to any Person, then and in each such case, PubCo shall ensure that proper provision shall be made so that the successors and assigns of PubCo or the Surviving Company, as the case may be (or their respective successors and assigns), shall assume the obligations set forth in this Article VIII.

8.03 Tail Policy. At or prior to the Closing, the Company shall, or shall cause its Affiliates to, obtain at its expense a “tail” directors’ and officers’ liability insurance policy, effective for a period of at least six (6) years from the Closing Date, for the benefit of the Company and of its officers and directors, with respect to claims arising from facts or events that occurred on or before the Closing Date. PubCo shall cause such “tail” policy to be maintained in full force and effect, for its full term, and cause the Surviving Company to honor all obligations thereunder. Such “tail” policy shall provide for terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing.

ARTICLE IX
TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of PubCo and the Company;

(b) by PubCo by written notice to the Company, if any of the representations or warranties of the Company set forth in ARTICLE II shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that any condition to the Closing set forth in either Section 7.02(a) or Section 7.02(b) would not be satisfied at or prior to the Outside Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (if capable of being cured) within 30 days after written notice thereof is delivered to the Company; provided that PubCo or Merger Sub is not then in breach of this Agreement so as to cause any condition to the Closing set forth in either Section 7.03(a) or Section 7.03(b) to not be satisfied at or prior to the Outside Date;

(c) by the Company by written notice to PubCo, if any of the representations or warranties of PubCo or Merger Sub set forth in ARTICLE III shall not be true and correct, or if PubCo or Merger Sub has failed to perform any covenant or agreement on the part of PubCo or Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), such that any condition to the Closing set forth in either Section 7.03(a) or Section 7.03(b) would not be satisfied at or prior to the Outside Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured (if capable of being cured) within 30 days after written notice thereof is delivered to PubCo or Merger Sub; provided that the Company is not then in breach of this Agreement so as to cause any condition to the Closing set forth in Section 7.02(a) or Section 7.02(b) from being satisfied at or prior to the Outside Date;

(d) by PubCo or the Company by written notice to the opposing party, as applicable, if the Closing has not occurred on or prior to the Outside Date and the Party seeking to terminate this Agreement pursuant to this Section 9.01(d) (including, in the case of PubCo, Merger Sub) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or prior to the Outside Date;

(e) by PubCo or the Company, by written notice from PubCo or the Company to the opposing party, as applicable, if any Governmental Entity of competent jurisdiction shall have issued an Order, enacted any Law or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and, in the case of Orders and other actions, such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to the party seeking to terminate if any action of such party or any failure of such party to act has contributed to such Order or other action and such action or failure constitutes a breach of this Agreement;

(f) by PubCo by written notice to the Company if the Company Board withdraws (or modifies in any manner adverse to PubCo), or proposes to withdraw (or modify in any manner adverse to PubCo), the Company Board’s recommendation in favor of the proposals set forth in the Proxy Statement, or fails to reaffirm such recommendation as promptly as practicable (and in any event within five Business Days) after receipt of any written request to do so by PubCo;

(g) by the Company by written notice to PubCo if the independent directors of PubCo Board withdraws (or modifies in any manner adverse to the Company), or proposes to withdraw (or modify in any manner adverse to the Company), the PubCo Board’s recommendation in favor of the PubCo Proposals in the Circular, or fails to reaffirm such recommendation as promptly as practicable (and in any event within five Business Days) after receipt of any written request to do so by the Company;

(h) by either the Company or PubCo, if the Company Shareholder Approval shall not have been obtained at the meeting of Company Shareholders to be held in accordance with the Proxy Statement (or at any adjournment thereof); and

(i) by either the Company or PubCo, if the PubCo Shareholder Approval shall not have been obtained at the meeting of PubCo Shareholders to be held in accordance with the Circular (or at any adjournment or postponement thereof);

9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, all obligations of the Parties hereunder (other than the last sentence of Section 4.02, Section 5.02, Section 6.07, this Section 9.02 and ARTICLE XI, which shall survive the termination of this Agreement) shall terminate without any liability of any Party to any other Party; provided, further, that no termination shall relieve a Party from any liability arising from or relating to any knowing or intentional breach of a representation, a warranty or a covenant by such Party prior to termination.

ARTICLE X
DEFINITIONS

10.01 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Affiliate” or “Affiliates” of any particular Person means any other Person controlling, controlled by, or under common control with, such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in specified in the preamble.

“Alternative Transaction” has the meaning specified in Section 5.05.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Business Combination” has the meaning specified in Section 6.07.

“Business Day” means a day that is neither a Saturday or a Sunday nor any other day on which banking institutions in New York, New York and the Cayman Islands are authorized or obligated by Law to close.

“Cayman Companies Act” means the Companies Act (as Revised) of the Cayman Islands, as amended from time to time.

“Cayman Registrar” means the Registrar of Companies in the Cayman Islands.

“China” or the “PRC” means the People’s Republic of China.

“China Social Insurance Benefits” means social insurances (including pension insurance, medical insurance, work related insurance, unemployment insurance and maternity insurance) regulated under the Social Security Law of the PRC, and housing provident fund regulated under the PRC Regulations on the Housing Provident Fund.

“Claims” has the meaning specified in Section 6.07.

“Clear Days” in relation to a period of notice, means that period excluding:

(a) the day when the notice is given or deemed to be given; and

(b) the day for which it is given or on which it is to take effect.

“Closing” has the meaning specified in Section 1.08.

“Closing Date” has the meaning specified in Section 1.08.

“Code” means the Internal Revenue Code of 1986, as amended or now in effect or as hereafter amended, including, but not limited to, any successor or substitute federal Tax codes or legislation.

“Company Board” means the board of directors of the Company.

“Company Disclosure Letter” has the meaning specified in ARTICLE II.

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, welfare, medical, health, disability, fringe benefit and other benefit plan, agreement, program or policy (i) that is sponsored, maintained, contributed to, or required to be contributed to, by any of the Company for the benefit of any officer, employee, consultant or director of Company or (ii) with respect to which the Company has any liability (including contingent liability through any ERISA Affiliate).

“Company Lock-Up Shareholders” means Sponsor.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, has had, or would be reasonably likely to have, a materially adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of the Company, or (b) the ability of the Company to consummate the transactions contemplated hereby.

“Company Ordinary Shares” means the ordinary shares of par value USD 0.001 of the Company, having the rights and being subject the restrictions, set out in the Memorandum and Articles of Association.

“Company Public Shares” means the Company Ordinary Shares issued in the IPO, and any securities into which such Company Ordinary Shares are converted or for which such Company Ordinary Shares are exchanged

“Company Right” means a right of a holder thereof to receive one-tenth (1/10) of a Company Ordinary Share at the consummation of a business combination.

“Company Right Holder(s)” means a holder of Company Rights immediately prior to the Effective Time.

“Company Shareholder(s)” means a holder of Company Shares immediately prior to the Effective Time.

“Company Shares” has the meaning specified in Section 2.04(a).

“Company Shareholder Approval” means the requisite affirmative vote of the shareholders of the Company, in each case obtained in accordance with the Memorandum and Articles of Association, the Cayman Companies Act, the rules and regulations of the SEC and Nasdaq and the Proxy Statement, in favor of all Transaction Proposals.

“Company Shareholders’ Meeting” has the meaning specified in Section 6.04(a).

“Company Subject Balance Sheet” has the meaning specified in Section 2.07(c).

“Company Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, Company in connection with the negotiation, preparation or execution of this Agreement or the other Transaction Documents, the consummation of the Merger or the consummation of the Company’s initial public offering, including (a) the fees and expenses of outside legal counsel, accountants, brokers, investment bankers, consultants, or other agents or service providers, (b) deferred underwriting fees, costs and expenses from the Company’s initial public offering and (c) any other fees, filing fees, transfer taxes, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Transaction Documents, in each case, whether paid or unpaid prior to the Closing.

“Company Trust” means that certain United States-based trust account of the Company maintained by Wilmington Trust, National Association, acting as trustee, established under the Company Trust Agreement.

“Company Trust Agreement” means that certain Investment Management Trust Agreement, dated as of June 17, 2024, by and between the Company, VStock Transfer LLC and Wilmington Trust, National Association.

“Company Unit” means a unit of the Company, each consisting of one Company Ordinary Share and one Company Right.

“Confidential Information” means any information that one party discloses, directly or indirectly, to the other party, whether embodied in tangible form or disclosed visually or orally and whether or not designated as “confidential” or “proprietary” or by some similar designation, relating to the prior, current or prospective business of the disclosing party, including, without limitation, business models, business opportunities, business plans, financial information, market research, marketing plans, pricing and cost data, customers, suppliers, employees, contractors, ideas, improvements, products and product plans, technologies, research activities and results, information regarding genetic or other biological materials, gene sequences, cell lines, viruses, plasmids, vectors, compounds, protocols, assays and clinical trials, and any other information that should be reasonably understood by the receiving party to be the confidential or proprietary information of the disclosing party. Confidential Information shall not include information (i) that has entered the public domain through no fault of the receiving party, (ii) rightfully known by the receiving party without obligation of confidentiality to any third party prior to receipt of same from the disclosing party, (iii) independently developed by the receiving party without using any Confidential Information of the disclosing party, and (iv) generally made available by the disclosing party without obligation of confidentiality.

“Date hereof” has the meaning set forth in specified in the preamble.

“Disclosures Schedules” means collectively the Company Disclosure Letter and the PubCo Disclosure Letter.

“Dissenting Share” has the meaning specified in Section 1.05.

“Effective Time” has the meaning specified in Section 1.01(b).

“Encumbrance” means any lease, pledge, option, easement, deed of trust, right of way, encroachment, conditional sales agreement, security interest, mortgage, adverse claim, encumbrance, covenant, condition, restriction of record, charge or restriction of any kind (except for restrictions on transfer under the Securities Act and applicable U.S. state securities laws), including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, whether voluntarily incurred or arising by operation of Law, and includes any agreement to give any of the foregoing in the future.

“Environmental Claim” means any claim, action, cause of action, written notice or demand by any Person or investigation by any Governmental Entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of, or any exposure to, any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health (to the extent relating to exposure to Hazardous Materials) or the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Group Companies or the Company or its Subsidiaries, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means a nationally recognized bank or transfer agent reasonably acceptable to PubCo and the Company.

“Exchange Agent Agreement” has the meaning specified in Section 1.07 (a).

“Excluded Shares” has the meaning specified in Section 1.02(c).

“Extension” has the meaning specified in Section 4.01(b).

“Extension Loan” has the meaning specified in Section 4.01(a)(iv).

“Foreign Plan” means any PubCo Employee Benefit Plan or other plan, fund (including any superannuation fund) or other similar program or arrangement, established or maintained outside the United States by a Group Company primarily for the benefit of employees of the PubCo or its Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect as of the Reference Time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence, or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws or memorandum and articles of association, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Group Company(ies)” means PubCo and its Subsidiaries listed on Schedule 3.04 of the PubCo Disclosure Letter, including Merger Sub and Great Rich Technologies, Limited.

“Hazardous Materials” means any chemical, material, waste or substance regulated under applicable Environmental Law as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, pollutant, contaminant, toxic substance or toxic waste.

“Indebtedness” means, as of any time of determination, without duplication, (a) the unpaid principal amount of, and accrued and unpaid interest on, all indebtedness for borrowed money of the Group Companies, including liabilities of the Group Companies evidenced by bonds, debentures, notes or other similar instruments or debt securities, (b) all obligations of the Group Companies under leases required in accordance with the PubCo’s historic accounting principles to be capitalized on a balance sheet of the Group Companies, (c) any costs associated with termination of any of the Group Companies’ interest rate, hedge and currency swap arrangements and any other arrangement of the Group Companies designed to provide protection against fluctuations in interest or currency rates that is being terminated as of the Closing Date, and (d) any obligation of the Group Companies to any Person (other than another Group Company) for the deferred purchase price of property or services (other than trade payables incurred in the Ordinary Course of Business) or otherwise secured by a Lien (other than a Permitted Lien), including any promissory notes, contractual payment obligations, earn-outs, contingent payment obligations, non-compete or other restrictive covenant payments, including any such obligation arising from the acquisition of a business.

“Intellectual Property” means: (a) patents and patent applications, including utility, utility model, and design patents, including all issued claims therein, whether published or unpublished, including provisional, national, regional and international applications as well as continuations, continuations-in-part, divisional, reissues, renewals and re-examination applications, (b) trademarks, service marks, trade names, trade dress, and logos, whether registered or unregistered, together with the goodwill of the business thereunder, (c) internet domain name registrations and applications for registration thereof together with all of the goodwill associated therewith, (d) copyrights (registered or unregistered) and registrations and applications for registration thereof, and copyrightable subject matter, including copyrights in software and (e) Trade Secrets, including know-how and proprietary technology.

“Intended Tax Treatment” means the qualification of the Merger as a reorganization in accordance with Section 368(a) of the Code.

“IPO” has the meaning specified in Section 6.07.

“Knowledge” means, with respect to the Company, the actual knowledge of Matthew Chen or Luhuan Zhong, and, with respect to PubCo, the actual knowledge of Yongnan Zhou.

“Latest Balance Sheet Date” means December 31, 2024.

“Latest Statement of Operations” has the meaning specified in Section 3.06(a)(i).

“Law(s)” means any law, rule, regulation, judgment, injunction, order, decree or other restriction of any Governmental Entity.

“Leased Real Property” has the meaning specified in Section 3.08(b).

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, hearings, inquiries, investigations or other proceedings (public or private) commenced, brought, conducted or heard before, or otherwise involving, any Governmental Entity or arbitrator.

“Legal Requirement” means, with respect to any Party, all applicable laws, statutes, rules, regulations, codes, ordinances, bylaws, variances, judgments, injunctions, orders, conditions and licenses of a Governmental Entity having jurisdiction over the assets or the properties of such Party or its Subsidiaries and the operations thereof, including the rules of any exchange on which any of the Parties is or intends to be listed.

“Letter of Transmittal” has the meaning specified in Section 1.07(b).

“Liabilities” means all indebtedness, obligations and other liabilities of a Person required under GAAP to be accrued on the financial statements of such Person.

“Liens” means liens, security interests, charges or Encumbrances.

“Lock-Up Agreements” mean Sponsor Lock-Up Agreement and the PubCo Shareholder Lock-Up and Support Agreement.

“Lock-Up Period” has the meaning given to this term in the PubCo Shareholders Lock-Up and Support Agreement.

“Lock-Up Shareholders” means, collectively, (i) the shareholders of the Company party to the Sponsor Lock-Up Agreement and (ii) the shareholder of PubCo party to the PubCo Shareholder Lock-Up and Support Agreement.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, has had, or would be reasonably likely to have, a materially adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of the Group Companies, taken as a whole, or (b) the ability of the Group Companies to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or shall be, a Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts, circumstance or development attributable to: (i) operating, business, regulatory or other conditions in the industry in which the Group Companies operate; (ii) general economic conditions, including changes in the credit, debt or financial, capital markets, in each case anywhere in the world; (iii) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in any country or region in the world and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world; (iv) any stoppage or shutdown of any Governmental Entity applicable to any Group Company (including any default by any such Governmental Entity or delays in payments by any such Governmental Entity or delays or failures to act by any such Governmental Entity); (v) the announcement or pendency or consummation of the transactions contemplated by this Agreement (including the identity of PubCo or any of its Affiliates) or compliance with the terms of, taking any action permitted by, or refraining from taking any action prohibited by, this Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, and any other negative development (or potential negative development) of any Group Company with, any clients, customers, suppliers, distributors, partners, financing sources, directors, officers or other employees or consultants or on revenue, profitability and cash flows; (vi) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions; (vii) actions required to be taken under applicable Laws or contracts; (viii) the failure of any Group Company to meet or achieve the results set forth in any budget, plan, projection or forecast (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); (ix) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; and (x) epidemics, pandemics or disease outbreaks (including any escalation or general worsening of any such epidemic, pandemic or disease outbreak, including the COVID-19 virus) and hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world; provided, however, that with respect to each of clauses (i) through (iv), (vi), (ix) and (x), any change, effect, event, occurrence, state of facts, circumstance or development referred to above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event, occurrence, state of facts, circumstance or development has a disproportionate effect on the Group Companies compared to other participants in the industries in which such Group Companies primarily conduct their businesses.

“Material Contract” has the meaning specified in Section 3.10(a).

“Material Permits” has the meaning specified in Section 3.16(b).

“Memorandum and Articles of Association” means the Company’s Amended and Restated Memorandum and Articles of Association, registered by the Cayman Registrar on June 17, 2024, as may be thereafter amended and/or restated from time to time.

“Merger” has the meaning specified in Section 1.01(a).

“Merger Consideration” has the meaning specified in Section 1.07(b).

“Merger Sub” has the meaning specified in the preamble.

“Merger Sub Shares” means the ordinary shares of the Merger Sub of par value USD 0.001 each.

“Merger Documents’ has the meaning specified in Section 1.01(b).

“Nasdaq” means The NASDAQ Global Market.

“Offer” has the meaning specified in the recitals.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Entity. For clarification, a Permit is not an Order.

“Ordinary Course of Business” means, with respect to any Person, actions that are consistent in all material respects with the past practices of such Person, taken in the ordinary course of the normal day-to-day operations of such Person.

“Outside Date” means December 31, 2025.

“PubCo” has the meaning specified in the preamble.

“PubCo Board” means the board of directors of PubCo.

“PubCo Disclosure Letter” has the meaning specified in ARTICLE III.

“PubCo Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and all other stock purchase, stock option, restricted stock, severance, retention, employment, individual consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, welfare, medical, health, disability, fringe benefit and other benefit plan, agreement, program or policy (i) that is sponsored, maintained, contributed to, or required to be contributed to, by a Group Company for the benefit of any officer, employee, consultant or director of a Group Company or (ii) with respect to which any Group Company has any liability (including contingent liability through any ERISA Affiliate).

“PubCo Financial Statements” has the meaning specified in Section 3.06(a).

“PubCo IT Systems” shall mean all computer systems, hardware, servers, networks, data communication lines, and other information technology and telecommunications equipment and tangible assets, in each case, owned, leased, licensed, or outsourced, or otherwise used or held for use by or for any Group Company in connection with the business of the Group Companies.

“PubCo Proposals” has the meaning specified in Section 6.06.

“PubCo Ordinary Shares” means the ordinary shares of PubCo consisting of (i) 430,000,000 Class A Ordinary Shares, each with a par value of US$0.0001 and (ii) 70,000,000 Class B Ordinary Shares, each with a par value of US$0.0001, having the rights and being subject the restrictions as set out in its memorandum and articles of association.

“PubCo Shareholders” mean (i) Genesis River Technology Limited, a company incorporated under the laws of British Virgin Island, record holder of 4,800,000 Class A Ordinary Share of PubCo; and (ii) InnoValley Holdings Limited (Cayman), an exempted company organized under the laws of the Cayman Islands, recorded as the shareholder holding 5,200,000 Class A Ordinary Shares, each with a par value of US$0.0001 each and 30,000,000 Class B Ordinary Shares of PubCo, as of immediately prior to the Effective Time.

“PubCo Shareholders Approval” means the requisite affirmative vote of the shareholders of PubCo, in each case obtained in accordance with its memorandum and articles of association and the laws of the Cayman Islands, in favor of all proposals set forth by PubCo with respect to this Agreement and the transactions contemplated hereby.

“Party” or “Parties” has the meaning specified in the preamble.

“Per Share Merger Consideration” means the right receive one (1) PubCo Class A Ordinary Share for each Company Share issued and outstanding immediately prior to the Effective Time.

“Permit” has the meaning specified in Section 3.16(b).

“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which adequate reserves have been established; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent, unless being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (c) zoning, entitlement, building and other land use regulations or ordinances imposed by Governmental Entities having jurisdiction over the Leased Real Property that are not violated in any material respect by the use and operation as of the date hereof of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar Liens of record that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is used as of the date hereof in connection with the Group Companies’ and their Subsidiaries’ businesses; (e) liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (f) liens arising in connection with sales of foreign receivables; (g) liens on goods in transit incurred pursuant to documentary letters of credit; (h) purchase money liens; (i) title to any portion of the premises lying within the right of way or boundary of any public road or private road which, individually or in the aggregate, do not materially adversely affect the value or the continued use of the Leased Real Property as it is used as of the date hereof; (j) rights of parties in possession without options to purchase or rights of first refusal; (k) liens securing Indebtedness of the Group Companies set forth on Schedule 3.10(a)(viii) of the PubCo Disclosure Letter; and (l) rights of lessors or landlords to the Leased Real Property.

“Permitted Releases” has the meaning specified in Section 2.09.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Personal Information” shall mean, to the extent regulated by Privacy Laws, “personal data”, “personally identifiable information”, “PII” or all information that identifies or could be used to, directly or indirectly, identify an individual person.

“Personnel” has the meaning specified in Section 3.11(c).

“PRC Approvals” means, to the extent applicable, that the Group Companies have obtained all approvals necessary from the China Securities Regulatory Commission (the “CSRC”) in connection with the transactions contemplated by the Transaction Documents, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated on February 17, 2023, and none of the Group Companies has received any notification from any Government Authorities of the PRC, including the CSRC, that any of the Group Companies or other Parties are obligated to make any filings or obtain approvals regarding the transactions contemplated by the Transaction Documents pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated on February 17, 2023 by the CSRC.

“Privacy Laws” shall mean applicable Legal Requirements relating to the Processing of Personal Information, including the Personal Information Protection Law of the People’s Republic of China and its related rules; Federal Trade Commission Act, the California Consumer Privacy Act, Regulation (EU) 2016/679 and any laws implementing that Regulation, the UK Data Protection Act 2018; the UK General Data Protection Regulation as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

“Processing” shall mean any operation or set of operations which is performed upon Personal Information, whether or not by automatic means, including but not limited to: collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction. “Process” and “Processed” shall be construed accordingly.

“Processor” shall mean any Person that Processes any Personal Information on behalf of any Group Company.

“Prospectus” means that certain final prospectus (file number 333-261028), dated as of June 17, 2024, of the Company.

“Proxy Statement” has the meaning specified in Section 6.01(a).

“Public Shareholders” has the meaning specified in Section 6.09.

“Real Property Leases” means all leases, subleases, licenses, and other contracts or agreements for the use or occupancy of the Leased Real Property, and any ancillary documents pertaining thereto, including, for example, amendments, modifications, supplements, exhibits, Schedules, addenda and restatements thereto and thereof.

“Reference Time” means 11:59 p.m. local time on the day immediately preceding the day the Effective Time occurs.

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications; (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

“Registration Rights Agreement” means a registration rights agreement, substantially in the same form with the same conditions and terms as provided in a registration right agreement dated June 17, 2024, by and between the Company, Sponsor and the holders party thereto, to be entered by and between the PubCo on the one hand, and the same holders on the other hand, immediately prior to the Effective Time, provided that the registrable securities under the Registration Rights Agreement shall be the registerable securities of the PubCo issued or issuable in connection with the Merger.

“Regulatory Approvals” means any clearance, consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, including without limitation, any clearance, consent, approval, authorization, permit, filing, or notification contemplated by Section 3.03(d) of this Agreement.

“Related Claims” means all claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to this Agreement and any other document or instrument delivered pursuant to this Agreement, or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance or nonperformance of this Agreement or otherwise arising from the transactions contemplated hereby or the relationship among the Parties (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with, or as an inducement to enter into, this Agreement).

“Release” means any release, spill, emission, discharge, leak, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any real property, including the movement of Hazardous Materials through or in the ambient air, soil, surface water, groundwater or real property.

“Released Party” has the meaning specified in Section 11.18.

“Relevant Accounting Standards” means U.S. GAAP and all relevant statements and recommendations from professional accountancy bodies.

“Representatives” means the officers, directors, managers, employees, attorneys, accountants, advisors, representatives, consultants and agents of a Person.

“Rights Shares” has the meaning specified in Section 1.07(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sponsor” has the meaning specified in the recitals.

“Sponsor Lock-Up Agreement” has the meaning given to this term in the recitals to this Agreement.

“Sponsor Voting Agreement” has the meaning specified in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.

“Substitute Right” has the meaning specified in Section 1.02(d).

“Surviving Company” has the meaning specified in Section 1.01(a).

“Tax” or “Taxes” means (i) any federal, state, local or foreign net income, gross income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, including under Section 59A of the Code, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, shall file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or by contract (other than a contract the principal subject matter of which is not Taxes).

“Tax Returns” means any return, report, information return or other document (including Schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Trade Secrets” means confidential and proprietary information, trade secrets and know-how, including confidential processes, schematics, databases, formulae, drawings, prototypes, models, designs, know-how, concepts, methods, devices, technology, research and development results and records, inventions, compositions, reports, data, mailing lists, business plans, and customer lists, in each case, to the extent protectable under applicable Law as a trade secret.

“Transaction Documents” means, collectively, this Agreement and all of the certificates, instruments, agreements and other documents referenced herein as required to be delivered by any of the Parties at the Closing or otherwise necessary for the consummation of the transactions contemplated by this Agreement.

“Transaction Proposals” shall mean (i) the approval of this Agreement and of the Merger and the other transactions contemplated by the Proxy Statement and this Agreement, (ii) the adoption and approval of the Merger Documents, including the Plan of Merger; (iii) the adoption and approval of any other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (iv) the adoption and approval of each other proposal reasonably agreed to by PubCo and the Company as necessary or appropriate in connection with the consummation of the Merger and the other transactions contemplated by the Proxy Statement, this Agreement and the other Transaction Documents; and (v) the adoption and approval of a proposal for the adjournment of the Company Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there is no quorum or there are not sufficient votes to approve and adopt any of the foregoing.

“Treasury Regulations” means the regulations issued by the U.S. Department of Treasury interpreting the Code, as amended.

10.02 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

(b) Successor Laws. Any reference to any particular Code, Section or Law shall be interpreted to include any revision of or successor to that Section regardless of how it is numbered or classified.

ARTICLE XI

MISCELLANEOUS

11.01 Press Releases and Public Announcements. No Party shall issue any press release or make any similar public announcement relating to the subject matter of this Agreement without the prior written approval of the Company and PubCo; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party shall use its commercially reasonable efforts to advise the other Parties in writing prior to making the disclosure).

11.02 Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, PubCo or the Surviving Company shall be responsible for all fees and expenses of the Exchange Agent. If the Merger is consummated, PubCo shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with entering into this Agreement and the consummation of the Merger.

11.03 Survival. The representations, warranties and covenants of the Company, PubCo and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time.

11.04 Notices. Unless otherwise provided herein, all notices, requests, demands, claims, consents, approvals and other communications hereunder shall be in writing. Any notice, request, demand, claim, consent, approval or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when signed for by the recipient if sent to the recipient by reputable international courier service (charges prepaid), and (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 5:00 p.m. local time at the recipient’s location, and otherwise on the next succeeding Business Day, in each case addressed to the intended recipient as set forth below:

Notices to PubCo or Merger Sub:

Great Future Technology Inc.
71 Fort Street, PO Box 500

George Town

Grand Cayman KY1-1106

Cayman Islands

Attention: Yongnan Zhou, Chairman

Email: zyn888@tonglioptech.com

with a copy to (which shall not constitute notice):

Miller Canfield Paddock and Stone, P.L.C.

1100 Superior Avenue E

Suite 1750

Cleveland, Ohio 44114

United States

Attn: Yanping Wang, Esq.

Email: wangy@millercanfield.com

Notices to the Company:

Flag Ship Acquisition Corporation

26 Broadway, Suite 934

New York, New York 10004

Attn: Matthew Chen, Chairman and Chief Executive Officer

Email: mchen@flagshipac.com

with a copy to (prior to the Closing) (which shall not constitute notice):

Bill Huo, Esq.

Becker & Poliakoff, P.A.

45 Broadway, 17th Floor

New York, NY 10006

(212) 599-3322

Attention: Bill Huo

Email: BHuo@beckerlawyers.com

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.05 Succession and Assignment. This Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of the Parties. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by PubCo, Merger Sub or the Company; provided, however, that PubCo may (a) assign its rights, but not its obligations, under this Agreement to any Affiliate of PubCo or to any future purchaser of PubCo or the Surviving Company or its respective assets or (b) collaterally assign any or all of their rights and interests hereunder to one or more lenders of PubCo or the Surviving Company.

11.06 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.07 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, an Exhibit to this Agreement or a Schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including”, or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

11.08 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

11.09 Amendment and Waiver. Any provision of this Agreement or the Disclosure Letters hereto may be amended only in a writing signed by the Company (or the Surviving Company following the Closing), PubCo and the Merger Sub. At any time prior to the Closing, the PubCo (on behalf of itself, and Merger Sub), on the one hand, and Company may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.10 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties, and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, in each case, to the extent they relate to the subject matter hereof. The exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof as if set forth in full herein.

11.11 Third-Party Beneficiaries. Except as set forth in or contemplated by Article VIII, this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

11.12 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

11.13 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one agreement. Execution and delivery of this Agreement by exchange of electronically transmitted counterparts bearing the signature of a Party shall be equally as effective as delivery of a manually executed counterpart of such Party.

11.14 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction, except to the extent that the laws of the Cayman Islands are mandatorily applicable.

11.15 Submission to Jurisdiction; Consent to Service of Process.

(a) Each Party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if no federal court in the State of Delaware accepts jurisdiction, any state court within the State of Delaware) over all Related Claims, and each Party hereby irrevocably agrees that all Related Claims may be heard and determined in such courts. Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Related Claim brought in any such court or any defense of inconvenient forum for the maintenance of such dispute. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each Party hereby consents to process being served by any other Party in any Related Claim by the delivery of a copy thereof in accordance with the provisions of Section 11.04 (other than by email) along with a notification that service of process is being served in conformance with this Section 11.15(b). Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law.

11.16 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

11.17 Specific Performance.

(a) Each Party agrees that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedies available under this Agreement, the Parties agree that, prior to the Closing or the valid termination of this Agreement, each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent the other Party’s breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Company’s or PubCo’s obligation to consummate the transactions contemplated by this Agreement if required to do so hereunder). Each Party agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (i) any defenses in any Legal Proceeding for an injunction, specific performance or other equitable relief, including the defense that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

(b) To the extent any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended to (i) the 20th (twentieth) Business Day after such Legal Proceeding is no longer pending or (ii) such other date established by the court presiding over such Legal Proceeding.

11.18 No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Merger to be consummated, may be made only against (and, without prejudice to the rights of any express third party beneficiary to whom rights under this Agreement inure pursuant to Section 11.11), are those solely of the Persons that are expressly identified as parties to this Agreement and not against any Released Party. Except in the case of fraud, no other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, option holder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or other Representative of, or any financial advisor or lender (each of the foregoing, a “Released Party”) to any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each Party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Released Parties from any such liability or obligation.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Parent:	Great Future Technology Inc.

	By:	/s/ Yongnan Zhou
	Name:	Yongnan Zhou
	Title:	Director

Merger Sub:	GFT MERGER SUB LIMITED

	By:	/s/ Jiangzhe Xiang
	Name:	Jiangzhe Xiang
	Title:	Director

the Company:	FLAG SHIP ACQUISITION CORPORATION

	By:	/s/ Matthew Chen
	Name:	Matthew Chen
	Title:	Chairman and Chief Executive Officer

Annex B

Cayman Islands Companies Act (As Revised) —Section 238

238.	Rights of dissenters

(1)	A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4)	Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating-

(a)	that person’s name and address;

(b)	the number and classes of shares in respect of which that person dissents; and

(c)	a demand for payment of the fair value of that person’s shares.

(6)	A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7)	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8)	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9)	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

B-1

(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)	The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

B-2

Annex C

Annex C-2

Annex C-3

Annex D

Exhibit A
Merger Agreement

Exhibit B
Memorandum and Articles of Association of the Surviving Company

Schedule 1
Sole Director of the Surviving Company after the Effective Date

1.	Xiang Jiangzhe of Building #9 289 Renmin Road, Changjing Town, Jiangyin, Jiangshu Province, People’s Republic of China

Annex E

Opinion of HRA Capital LLC

The Board of Directors

Flag Ship Acquisition Corporation

Ladies and Gentlemen:

Flag Ship Acquisition Corporation, a blank check company incorporated in the Cayman Islands (“Acquiror”), has engaged HRA Capital LLC (“HRA”), to serve as independent financial advisor to the board of directors of Acquiror (the “Board of Directors”) specifically to provide a written opinion (the “Opinion”) as of the date hereof as to the fairness of the contemplated transaction described below (the “Proposed Transaction”), from a financial point of view, to the holders of Class A ordinary shares of the Acquiror. The Board of Directors has requested that HRA address and deliver the Opinion to the Board of Directors.

Description of the Proposed Transaction

HRA understands that Acquiror and Great Rich Technologies Limited (the “Company”), will enter into an Agreement and Plan of Merger dated as of the date hereof (the “Agreement”) pursuant to which:

●	The Acquiror and the Company will combine in a stock-for-stock exchange.

●	The Acquiror will issue 80,850,000 shares of Acquiror Common Stock, as adjusted pursuant to the terms of the Agreement.

Scope of Analysis

In connection with this Opinion, HRA has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. HRA also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. HRA’s procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	Acquiror’s filings with the Securities and Exchange Commission (the “SEC”), including its audited financial statements for the fiscal years ended December 31, 2022 and 2023 and its unaudited financial statements included in its Form 10-Q for the quarter ended June 30, 2024;

b.	The Company’s audited financial statements for the years ended June 30, 2022, 2023 and 2024;

c.	Other internal documents relating to the history and current operations of the Company prepared by the management of the Company;

d.	An execution copy of the Agreement; and

e.	certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which the Company operates.

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management teams of each of the Acquiror and the Company;

3.	Reviewed the historical trading price and trading volume of the publicly traded securities of Acquiror and certain companies that HRA deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of selected public companies that HRA deemed relevant, and an analysis of selected transactions that HRA deemed relevant; and

5.	Conducted such other analyses and considered such other factors as HRA deemed appropriate.

The Board of Directors

Flag Ship Acquisition Corporation

October 21, 2024

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, HRA, with Acquiror’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Acquiror and Company management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and Acquiror have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been or will be duly, validly and timely taken;

3.	Assumed that information supplied and representations made by Acquiror and the Company management are substantially accurate regarding the Company and the Proposed Transaction;

4.	Assumed that the representations and warranties made in the Agreement are substantially accurate;

5.	Assumed that the final versions of all documents reviewed by HRA in draft form conform in all material respects to the drafts reviewed;

6.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Acquiror or the Company since the date of the most recent financial statements and other information made available to HRA, and that there is no information or facts that would make the information reviewed by HRA incomplete or misleading;

7.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

8.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on Acquiror or the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in HRA’s analysis and in connection with the preparation of this Opinion, HRA has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

HRA has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and HRA disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of HRA after the date hereof.

HRA did not evaluate Acquiror’s or the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). HRA has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of Acquiror or the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

The Board of Directors

Flag Ship Acquisition Corporation

October 21, 2024

HRA is not expressing any opinion as to the market price or value of Acquiror’s Class A ordinary shares (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a credit rating, solvency opinion, analysis of Acquiror’s or the Company’s credit worthiness, tax advice, or accounting advice. HRA has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, HRA is not expressing any opinion with respect to the amount or nature of any compensation to any of Acquiror’s or the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of Acquiror in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished for the use and benefit of the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without HRA’s express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iii) does not indicate that the consideration paid is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is fair, from a financial point of view, to the holders of Class A ordinary shares of Acquiror, based on certain financial analyses undertaken by HRA. The decision as to whether to proceed with the Proposed Transaction or any other transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of HRA to any party.

This Opinion is solely that of HRA, and HRA’s liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between HRA and Acquiror dated August 8, 2024 (the “Engagement Letter”).

Disclosure of Prior Relationships

HRA will receive a fee for its services. No portion of HRA’s fee is contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of HRA’s fee was paid concurrent with our engagement, and the balance will be paid upon the delivery of this Opinion. Other than this engagement, during the two years preceding the date of this Opinion, HRA has not, nor have any of its affiliates, had any material relationship with any party to the Proposed Transaction or any of their respective affiliates for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually anticipated in the future.

The Board of Directors

Flag Ship Acquisition Corporation

October 21, 2024

Conclusion

Based upon and subject to the foregoing, HRA is of the opinion that as of the date hereof the Proposed Transaction is fair, from a financial point of view, to the holders of Class A ordinary shares of Acquiror.

This Opinion has been approved by HRA.

Respectfully submitted,

/s/ HRA
HRA Capital LLC

April 18, 2025

The Board of Directors

Flag Ship Acquisition Corporation

Ladies and Gentlemen:

Flag Ship Acquisition Corporation, a blank check company incorporated in the Cayman Islands (“FSHP”), engaged HRA Capital LLC (“HRA”), to serve as independent financial advisor to the board of directors of FSHP (the “Board of Directors”) specifically to provide a written opinion (the “Opinion”) as to the fairness of the contemplated transaction between the FSHP and Great Rich Technologies Limited (“GRT”), from a financial point of view, to the holders of Class A ordinary shares of FSHP. The Board of Directors requested that HRA address and deliver the Opinion to the Board of Directors. We issued such an Opinion as of October 21, 2024.

We understand that to address certain regulatory considerations only, the structure of the contemplated transaction has been revised.

Description of the revised Proposed Transaction

HRA understands that FSHP and Great Future Technology Inc. (“GFT”), which owns 50.8% of GRT will enter into an Agreement and Plan of Merger dated as of the date hereof (the “Agreement”) pursuant to which:

●	The FSHP and GFT will combine in a stock-for-stock exchange.

●	The GFT will issue one Class A share to the holders of ordinary shares of FSHP for each ordinary share of FSHP, as adjusted pursuant to the terms of the Agreement.

Scope of Analysis

We have reviewed the changes in the terms and structure of the revised proposed transaction.

Our opinion letter issued and dated October 21, 2024 remains valid.

Respectfully submitted,

/s/ HRA
HRA Capital LLC

E-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

GFT’s articles of association provide that, to the extent permitted by the Hong Kong Companies Ordinance, the GFT may indemnify its directors against and every other officer of the company against all costs, charges, losses, expenses and liabilities incurred by such director or officer for any negligence, default, breach of duty or breach of trust or otherwise in relation to the business and affairs of GFT or any associated company. In addition, GFT maintains directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits

(a)	The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Exhibit Description	Included herein	Incorporated by Reference	Form	Filing Date
2.1#	Agreement and Plan of Merger by and among Flag Ship Acquisition Corporation, Great Future Technology Inc. and GFT Merger Sub Limited, dated April 18, 2025 (attached as Annex A to the proxy statement/prospectus which forms a part of this registration statement).**	X		F-4
2.2	Cayman Plan of Merger (attached as Annex D to the proxy statement/prospectus which forms a part of this registration statement).**	X		F-4
3.1	Articles of Association of Great Future Technology Inc., as currently in effect**	X		F-4
3.2	Articles of Associations of Great Future Technology Inc., to be in effect upon the Closing of the Merger***			F-4/A
3.3	Amended and Restated Memorandum and Articles of Association of Flag Ship Acquisition Corporation incorporated by reference to Exhibit 3.1 of Flag Ship’s Form 8-K filed with the SEC on June 21, 2024)		X	8-K	June 21, 2024
4.1	Form of Share Certificate of GFT Class A Ordinary Share***			F-4/A
4.4	Form of Assumption Agreement among GFT, Flag Ship Acquisition Corporation and VStock Transfer LLC***			F-4/A
4.5	Specimen Unit Certificate of Flag Ship Acquisition Corporation		X	S-1/A	May 22, 2024
4.6	Specimen Ordinary Share of Flag Ship Acquisition Corporation		X	S-1/A	May 22, 2024
4.7	Specimen Rights Certificate of Flag Ship Acquisition Corporation		X	S-1/A	May 22, 2024
5.1	Opinion of Appleby regarding legality of the ordinary shares underlying the GFT Class A Ordinary Shares.***			F-4/A
8.1	Opinion of Miller Canfield Paddock and Stone, P.L.C. regarding tax matters***			F-4/A
8.2	Opinion of DeHeng Shanghai Law Office regarding cyber securitiy review from PRC government authorities, including CAC.***			F-4/A

Exhibit Number	Exhibit Description	Included herein	Incorporated by Reference	Form	Filing Date
10.1	Sponsor’s Voting and Support Agreement		X	8-K	April 22, 2025
10.2	Form of Lock-Up Agreement by and among GFT and certain GFT’s Shareholders		X	8-K	April 22, 2025
10.3	Sponsor Lock-Up Agreement		X	8-K	April 22, 2025
10.4	Amended and Restated Registration Rights Agreement		X	8-K	April 22, 2025
10.5	Letter Agreement, dated June 17, 2024, by and among Flag Ship Acquisition Corporation, its initial shareholders, directors, and officers.		X	8-K	June 21, 2024
10.6	Investment Management Trust Agreement, dated June 17, 2024, by and between Flag Ship Acquisition Corporation and Wilmington Trust, N.A., as trustee		X	8-K	June 21, 2024
10.7	Administrative Support Agreement, dated June 17, 2024, by and between Flag Ship Acquisition Corporation and Whale Management Corporation.		X	8-K	June 21, 2024
10.8	Registration Rights Agreement, dated as of June 17, 2024, by and between Flag Ship Acquisition Corporation and certain securityholders		X	8-K	June 21, 2024
10.9	Indemnity Agreement, dated as of June 17, 2024, by and between Flag Ship Acquisition Corporation and its officers and directors		X	8-K	June 21, 2024
10.10	Private Placement Unit Purchase Agreement, dated as of June 17, 2024, between Flag Ship Acquisition Corporation and Whale Management Corporation		X	8-K	June 21, 2024
10.11	Rights Agreement dated June 17, 2024 between VStock Transfer LLC and Flag Ship Acquisition Corporation		X	8-K	June 21, 2024
10.12+	Employment Agreement between GFT and Yongnan Zhou**	X		F-4
10.13+	Employment Agreement between GFT and Xiaolin Tang**	X		F-4
10.14+	Employment Agreement between GFT and Jiangzhe Xiang**	X		F-4
10.15	Director Appointment Letter between GFT and Chih Ren Chiu**	X		F-4
10.16	Director Appointment Letter between GFT and Aimin Fan**	X		F-4
10.17	Director Appointment Letter between GFT and Li Feng**	X		F-4
10.18	Management Agreement between Yongnan Zhou and Xinruixiang Holding Limited**	X		F-4
10.19	Security Agreement Over Shares in Great Rich Technologies Limited between Yongnan Zhou and Xinruixiang Holding Limited**	X		F-4
21.1	Subsidiaries of GFT**	X		F-4
23.1	Consent of Enrome LLP, Independent Registered Public Accounting Firm***			F-4/A
23.2	Consent of MaloneBailey LLP, Independent Registered Public Accounting Firm***			F-4/A
23.4	Consent of Dentons Appleby (included in Exhibit 5.1 and incorporated herein by reference)***			F-4/A
23.5	Consent of Miller Canfield Paddock and Stone, P.L.C. (included in Exhibit 5.2 and incorporated herein by reference)***			F-4/A
23.6	Consent of Miller Canfield Paddock and Stone, P.L.C., (included in Exhibit 8.1 and incorporated herein by reference)***			F-4/A
23.7	Consent of DeHeng Shanghai Law Office (included in Exhibit 8.2 and incorporated herein by reference)***			F-4/A
23.8	Consent of HRA Capital LLC***			F-4/A
23.9	Crowe Consent of August 14, 2025**	X		F-4
24.1	Power of Attorney for GFT (included on signature page to this registration statement)**	X		F-4
24.2	Power of Attorney for Flag Ship Acquisition Corporation (included on signature page to this registration statement)**	X		F-4
99.1	Form of Proxy for Flag Ship Corporation***			F-4/A
99.2	Consent of Frost & Sullivan***			F-4/A
99.3	Consent of Li Feng to be Named as a Director**	X		F-4
99.4	Consent of Chih Ren Chiu to be Named as a Director**	X		F-4
99.5	Consent of Aimin Fan to be Named as a Director**	X		F-4
99.6	Request for Waiver and Representation under Item 8.A.4 of Form 20-F**	X		F-4
99.7	Fairness opinion by HRA Capital**	X		F-4
107	Filing Fee Table***			F-4/A

+	Indicated management contract or compensatory plan
#	Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
*	filed previously
**	filed herewith
***	to be filed

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (d)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(e) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(g) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(i) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in this paragraph includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k) To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(l) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on, September 25, 2025.

Great Future Technology Inc.

By:	/s/ Yongnan Zhou
Name:	Yongnan Zhou
Title:	Chairman and Chief Executive Officer

/s/ Xiaolin Tang
Xiaolin Tang
CFO of Great Future Technology Inc. Limited

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on September 25, 2025 in the capacities indicated:

Name	Title(s)	Date

Yongnan Zhou	Chief Executive Officer and Chairman	September 25, 2025

Xiaolin Tang	Chief Finance Officer	September 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Flag Ship Acquisition Corporation, the co- registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on, September 25, 2025.

Flag Ship Acquisition Corporation

By:	/s/ Matthew Chen
Name:	Matthew Chen
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Matthew Chen as the undersigned’s true and lawful attorney-in-fact and agent, with the powers of substitution and revocation, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to affect the same as fully, to all intents and purposes, as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities indicated on September 25, 2025.

Name	Position	Date

/s/ Matthew Chen	Director, Chairman, Chief Executive Officer and	September 25, 2025
Matthew Chen	Principal Executive Officer

/s/ Luhuan Zhong	Chief Financial Officer and	September 25, 2025
Luhuan Zhong	Principal Accounting Officer

/s/ Wen He	Director	September 25, 2025
Wen He

/s/ Pai Liu	Director	September 25, 2025
Pai Liu

/s/ Shan Cui	Director	September 25, 2025
Shan Cui

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Great Future Technology Inc. has signed this registration statement on September 25, 2025.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director